                                                                   Reg No.2-811-


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                    FORM N-14
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
    / / Pre-effective Amendment No. ___  / / Post-effective Amendment No. ___

                        (Check appropriate box or boxes)

                            STYLE SELECT SERIES, INC.
               (Exact Name of Registrant as Specified in Charter)

                                 1-800-858-8850
                        (Area Code and Telephone Number)

                              The SunAmerica Center
                                733 Third Avenue
                         New York, New York  10017-3204
                    (Address of Principal Executive Offices)

                                 Robert M. Zakem
                    Senior Vice President and General Counsel
                        SunAmerica Asset Management Corp.
                              The SunAmerica Center
                                733 Third Avenue
                             New York, NY 10017-3204
                     (Name and Address of Agent for Service)

                                   Copies  to:

                                Margery K. Neale
                    Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                         New York, New York  10022-9998

It is proposed that this filing will become effective on July 2, 1997, or as soon thereafter as is practicable, pursuant to Rule 488. (Approximate Date of Proposed Public Offering)

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 that it elects to register an indefinite amount of securities under the Securities Act of 1933. Registrant has not yet completed its initial fiscal year and therefore has not yet filed a Notice on Form 24F-2. Accordingly, no filing fee is submitted herewith.

                              CROSS REFERENCE SHEET


 Item of Part A of Form N-14 and Caption     Caption or Location in Prospectus
 ---------------------------------------     ---------------------------------


 1.   Beginning of Registration              Cross Reference Sheet; Cover Page
      Statement and Outside Front
      Cover Page of Prospectus

 2.   Beginning and Outside Back             Table of Contents
      Cover Page of Prospectus

 3.   Fee Table, Synopsis                    Summary of Expenses; Summary; Risk
      Information and Risk Factors           Factors and Special Considerations

 4.   Information about the                  The Reorganization
      Transaction

 5.   Information about the                  Information about International
      Registrant                             Equity Portfolio And Global
                                             Balanced Fund

 6.   Information about the Company          Information about International
      Being Acquired                         Equity Portfolio And Global
                                             Balanced Fund

 7.   Voting Information                     Information Concerning the
                                             Meeting; Voting Information

 8.   Interest of Certain Persons            Not Applicable
      and Experts

 9.   Additional Information                 Not Applicable
      Required for Reoffering by
      Persons Deemed to be
      Underwriters

 Item of Part B of From N-14 and             Caption or Location in Statement
 Caption                                     of Additional Information
 --------------------------------            ----------------------------------
 10.  Cover Page                             Cover Page

 11.  Table of Contents                      Table of Contents

 12.  Additional Information about           Additional Information about Style
      the Registrant                         Select Series and SunAmerica
                                             Equity Funds

 13.  Additional Information about           Additional Information about Style
      the Company being Acquired             Select Series and SunAmerica
                                             Equity Funds

 14.  Financial Statements                   Financial Statements

 Item of Part C of Form N-14 and Caption     Caption or Location in Part C
 ---------------------------------------     -----------------------------

 15.  Indemnification                    Indemnification

 16.  Exhibits                           Exhibits

 17.  Undertakings                       Undertakings

                               SUNAMERICA EQUITY FUNDS
                                The SunAmerica Center
                                   733 Third Avenue
                            New York, New York 10017-3204

                             NOTICE OF SPECIAL MEETING OF
                                     SHAREHOLDERS
                           To Be Held On September 5, 1997
                                   ----------------

TO THE SHAREHOLDERS OF:

SUNAMERICA GLOBAL BALANCED FUND

    NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of SunAmerica Global Balanced Fund ("Global Balanced Fund"), a separate series of SunAmerica Equity Funds, will be held at the offices of SunAmerica Equity Funds, The SunAmerica Center, 733 Third Avenue, New York, New York 10017-3204, on September 5, 1997 at 10:00 a.m., for the following purpose:

    A. To approve an Agreement and Plan of Reorganization and the proposed transaction with respect to Global Balanced Fund, whereby all of the assets and liabilities of Global Balanced Fund will be transferred to International Equity Portfolio, a series of Style Select Series, Inc., in exchange for shares of International Equity Portfolio, which will be distributed pro rata by Global Balanced Fund to the holders of its shares in complete liquidation of Global Balanced Fund.

    B. To transact such other business as may properly come before the Meeting or any and all adjournments thereof.

    The Board of Trustees has fixed the close of business on June 30, 1997, as the record date for the determination of shareholders of Global Balanced Fund entitled to notice of and to vote at the Meeting or any adjournment thereof.

    A complete list of the shareholders of Global Balanced Fund entitled to vote at the Meeting will be available and open to the examination of any shareholder of Global Balanced Fund, for any purpose germane to the Meeting during ordinary business hours at the offices of SunAmerica Equity Funds, The SunAmerica Center, 733 Third Avenue, New York, New York 10017-3204.

    You are cordially invited to attend the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the envelope provided for that purpose. The enclosed proxy is being solicited on behalf of the Board of Trustees of SunAmerica Equity Funds.

                             By Order of the Board of Trustees,


                             Robert M. Zakem
                             Secretary

New York, New York
Dated: [July 7], 1997

PROXY STATEMENT AND PROSPECTUS
[JULY 7] , 1997

                           SUNAMERICA GLOBAL BALANCED FUND
                                     A SERIES OF
                               SUNAMERICA EQUITY FUNDS
                                The SunAmerica Center
                                   733 Third Avenue
                            New York, New York  10017-3204
                                     800-858-8850
                                    --------------

                                   PROXY STATEMENT

                                      ----------


                            INTERNATIONAL EQUITY PORTFOLIO
                                     A SERIES OF
                              STYLE SELECT SERIES, INC.
                                The SunAmerica Center
                                   733 Third Avenue
                            New York, New York  10017-3204
                                     800-858-8850
                                    --------------

                                      PROSPECTUS
                                  -----------------



    This Proxy Statement and Prospectus is being furnished to shareholders of SunAmerica Global Balanced Fund ("Global Balanced Fund"), a series of SunAmerica Equity Funds, a Massachusetts business trust. This Proxy Statement and Prospectus is being furnished in connection with the Special Meeting of Shareholders of Global Balanced Fund (the "Meeting") to be held on September 5, 1997, at which shareholders will be asked to vote on a proposed reorganization (the "Reorganization") pursuant to which all of the assets and liabilities of Global Balanced Fund will be transferred to International Equity Portfolio, a series of Style Select Series, Inc. ("Style Select Series"), in exchange for shares of International Equity Portfolio. (International Equity Portfolio and Global Balanced Fund are collectively referred to as the "Funds.") Shares of International Equity Portfolio received by Global Balanced Fund will be distributed to the shareholders of Global Balanced Fund in liquidation of Global Balanced Fund. Class A shareholders of Global Balanced Fund will receive Class A shares of International Equity Portfolio, and Class B shareholders of Global Balanced Fund will receive Class B shares of International Equity Portfolio. Shareholders of International Equity Portfolio will not vote on the Reorganization.

    THE BOARD OF TRUSTEES OF SUNAMERICA EQUITY FUNDS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF GLOBAL BALANCED FUND VOTE FOR THE REORGANIZATION.

    International Equity Portfolio is a separate series of Style Select Series-SM-, an open-end, management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). International Equity Portfolio's investment objective is to seek long-term growth of capital by investing in equity securities of issuers in countries other than the United States. The investment objectives, policies and restrictions of International Equity Portfolio, and consequently the risks of investing in International Equity Portfolio, are similar in certain respects to those of Global Balanced Fund, but differ in other respects. There can be no assurance that International Equity Portfolio will achieve its objective. See "Summary Comparison of the Funds" and "Risk Factors and Special Considerations."

    SunAmerica Asset Management Corp. ("SAAMCo") is the investment manager to International Equity Portfolio. The assets of International Equity Portfolio are allocated by SAAMCo among three investment advisers, each of which is independently responsible for advising its respective portion of International Equity Portfolio's assets. The investment advisers for International Equity Portfolio are Rowe Price-Fleming International, Inc., Strong Capital Management, Inc. and Warburg, Pincus Counsellors, Inc. (each, an "Adviser," and collectively, the "Advisers"). SunAmerica Capital Services, Inc. (the "Distributor") acts as distributor of the shares of International Equity Portfolio.

    This Proxy Statement/Prospectus should be retained for future reference.
It sets forth concisely the information about International Equity Portfolio that a prospective investor should know before investing. The Prospectus of Style Select Series dated May __, 1997 is enclosed herewith and is incorporated herein by reference. The following additional information concerning the proposed Reorganization has been filed with the Securities and Exchange Commission (the "SEC"): (i) Prospectus of SunAmerica Equity Funds dated January 30, 1997; (ii) Statement of Additional Information of SunAmerica Equity Funds dated January 30, 1997; (iii) Annual Report of SunAmerica Equity Funds for the fiscal year ended September 30, 1996; (iv) Semi-Annual Report of SunAmerica Equity Funds for the period ended March 31, 1997; and (iv) Statement of Additional Information of Style Select Series dated May __, 1997. In addition, the Statement of Additional Information, filed as part of the Registration Statement of which this Proxy Statement and Prospectus forms a part, is incorporated herein by reference. Copies of any of the documents listed above may be obtained by writing or calling Style Select Series or SunAmerica Equity Funds at the address and telephone number shown above.

    It is anticipated that this Proxy Statement and Prospectus will first be mailed to shareholders on or about [July 7], 1997.

THE SHARES OFFERED BY THIS PROXY STATEMENT AND PROSPECTUS ARE NOT OBLIGATIONS OF OR GUARANTEED BY THE UNITED STATES

GOVERNMENT, ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  TABLE OF CONTENTS


NOTICE OF SPECIAL MEETING OF
    SHAREHOLDERS...............................................................1

Proxy Statement and Prospectus.................................................i

SUMMARY OF EXPENSES............................................................1
SUMMARY........................................................................4
    The Reorganization.........................................................4
    Summary Comparison of the Funds............................................4
         Investment Objectives and Policies....................................4
         Advisory Fees and Expense Ratios.....................................10
         Distribution Arrangements............................................12
         Purchase, Redemption and Exchange Privileges.........................13

    Tax Considerations........................................................15
    Risk Factors and Special Considerations...................................15

THE REORGANIZATION............................................................18
    Background and Reasons for Proposed Reorganization........................19
    Considerations of the Board of Directors of Style Select Series...........21
    Description of Shares to be Issued........................................22
    Certain Effects of the Reorganization On Shareholders of Global Balanced
    Fund......................................................................23
    Expenses of the Reorganization............................................23
    Federal Income Tax Consequences...........................................23
    Comparative Information on Shareholder Rights and Obligations.............24

FINANCIAL INFORMATION.........................................................27
    Capitalization............................................................27

INFORMATION ABOUT INTERNATIONAL EQUITY PORTFOLIO AND GLOBAL BALANCED FUND.....27

INFORMATION CONCERNING THE MEETING............................................29
    Voting Information........................................................29

SECURITY OWNERSHIP OF CERTAIN SHAREHOLDERS AND MANAGEMENT.....................30

FORM AGREEMENT AND PLAN OF REORGANIZATION..............................Exhibit A

SECTIONS 86 THROUGH 98 OF THE MASSACHUSETTS
    BUSINESS CORPORATION LAW...........................................Exhibit B

                                 SUMMARY OF EXPENSES


                                                            CLASS A                                     CLASS B
                                                            -------                                     -------
                                                         International                    Global     International       Pro
                                        Global Balanced     Equity        Pro Forma      Balanced        Equity         Forma
                                             Fund          Portfolio      Combined         Fund         Portfolio      Combined
                                        ---------------  -------------    ---------      --------    -------------     --------
SHAREHOLDER TRANSACTION
EXPENSES

Maximum Initial Sales Load(A). . . .         5.75%          5.75%          5.75%          None           None           None
Maximum Sales Load on Reinvested
 Dividends  . . . . . . . . .                None           None           None           None           None           None
Maximum Deferred Sales Load(B)               None           None           None           4.00%          4.00%          4.00%
Redemption Fees(C). . . . . .                None           None           None           None           None           None
Exchange Fees . . . . . . . .                None           None           None           None           None           None

ANNUAL OPERATING EXPENSES
(Net of fee waivers/expense
reimbursements) (D)
Management Fees . . . . . . .                1.00%          1.10%          1.10%          1.00%          1.10%          1.10%
12b-1 Fees(E) . . . . . . . .                 .35%           .35%           .35%          1.00%          1.00%          1.00%
Other Expenses. . . . . . . .                1.13%          1.05%           .95%          1.10%          1.28%           .95%
  Gross Operating Expenses. .                2.48%          2.50%          2.40%          3.10%          3.33%          3.05%
Expense Reimbursement (F) . .               (.33)%         (.35)%         (.25)%         (.30)%         (.53)%         (.25)%
Net Operating Expenses. . . .                2.15%          2.15%          2.15%          2.80%          2.80%          2.80%

----------------------

(A) The front-end sales charge on Class A shares decreases with the size of the purchase to 0% for purchases of $1,000,000 or more. See "Purchase, Redemption and Exchange Privileges."

(B) Purchases of Class A shares in excess of $1,000,000 will be subject to a contingent deferred sales charge ("CDSC") on redemptions made within one year of purchase. The CDSC on Class B shares applies only if a Redemption occurs within six years from their purchase date.

(C) A $15.00 fee may be imposed for wire redemptions.
(D) The information regarding Global Balanced Fund represents estimated amounts for the fiscal year ending September 30, 1997. The information regarding International Equity Portfolio represents estimated amounts for the fiscal year ending October 31, 1997.
(E) 0.25% of the 12b-1 fee comprises an Account Maintenance and Service Fee. A portion of the Account Maintenance and Service Fee is paid for continuous personal service to investors in the Funds, such as responding to shareholder inquiries, quoting net asset values, providing current marketing material and attending to other shareholder matters. Class B shareholders who own their shares for an extended period of time may pay more in Rule 12b-1 distribution fees than the economic equivalent of the maximum front-end sales charge permitted under the Conduct Rules of the National Association of Securities Dealers, Inc.
(F) SAAMCo may terminate voluntary expense reimbursements at any time.

    The purpose of the foregoing table is to assist an investor in understanding the various costs and expenses that a shareholder of Class A and Class B shares of Global Balanced Fund, International Equity Portfolio and the Pro Forma Combined Fund will bear, either directly or indirectly.
For more complete descriptions of the various costs and expenses, see
"Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."

EXAMPLE

    The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of net operating expenses at the levels set forth in the table above.


An investor would pay the following expenses        1 year        3 years        5 years        10 years
on a $1,000 investment, assuming (1) 5%             ------        -------        -------        --------
annual return and (2) redemption at the end of
each time period.

      Class A
Global Balanced Fund  . . . . . .                  $78           $121           $166           $291
International Equity Portfolio  .                  $78           $121           $166           $291
Pro Forma Combined  . . . . . . .                  $78           $121           $166           $291


      Class B*

Global Balanced Fund. . . . . . .                  $68           $117           $168           $290
International Equity Portfolio  .                  $68           $117           $168           $290
Pro Forma Combined  . . . . . . .                  $68           $117           $168           $290


An investor would pay the following expenses        1 year        3 years        5 years        10 years
on the same investment, assuming no                 ------        -------        -------        --------
redemption:

      Class A
Global Balanced Fund  . . . . . .                  $78           $121           $166           $291
International Equity Portfolio  .                  $78           $121           $166           $291
Pro Forma Combined. . . . . . . .                  $78           $121           $166           $291

      Class B*

Global Balanced Fund  . . . . . .                  $28            $87           $148           $290
International Equity Portfolio  .                  $28            $87           $148           $290


                                          2


Pro Forma Combined  . . . . . . .                  $28            $87           $148           $290


* Class B shares convert to Class A shares on the first business day of the month following the seventh anniversary of the purchase of such Class B shares. Therefore, with respect to the 10-year expense information, years 8, 9 and 10 reflect the expenses attributable to ownership of Class A shares.

    THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                       SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION RELATING TO THE PROPOSED REORGANIZATION AND THE PARTIES THERETO CONTAINED ELSEWHERE IN THIS PROXY STATEMENT AND PROSPECTUS (INCLUDING THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE), AND THE AGREEMENT AND PLAN OF REORGANIZATION BETWEEN SUNAMERICA EQUITY FUNDS, ON BEHALF OF GLOBAL BALANCED FUND, AND STYLE SELECT SERIES, ON BEHALF OF INTERNATIONAL EQUITY PORTFOLIO, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT AND PROSPECTUS AS EXHIBIT A.

THE REORGANIZATION

    At a meeting held on May 22, 1997, the Trustees of SunAmerica Equity Funds approved a proposal to transfer all of the assets and liabilities of Global Balanced Fund to International Equity Portfolio in exchange for shares of International Equity Portfolio.

    Shares of International Equity Portfolio received by Global Balanced Fund will be distributed to the shareholders of Global Balanced Fund in complete liquidation of Global Balanced Fund. Class A and Class B shareholders of Global Balanced Fund will receive Class A and Class B shares of International Equity Portfolio, respectively. The acquisition of the assets and liabilities of Global Balanced Fund by International Equity Portfolio, and the subsequent distribution of shares of International Equity Portfolio to the shareholders of Global Balanced Fund, respectively, is herein referred to as the "Reorganization."

SUMMARY COMPARISON OF THE FUNDS

    The following comparison is a summary of information contained elsewhere in this Proxy Statement and Prospectus.

    1.   INVESTMENT OBJECTIVES AND POLICIES.

    See "Summary -- Risk Factors and Special Considerations" for a discussion of the comparative risks of the two Funds.

    INTERNATIONAL EQUITY PORTFOLIO seeks long-term growth of capital by investing in equity securities of issuers in countries other than the United States. The Fund will invest, under normal circumstances, in securities of non-U.S. issuers. Country selection is a significant part of the Fund's investment process. The Fund is permitted to invest in any country where it is legal for U.S. investors to invest. Investment in foreign securities in general, and in emerging markets in particular, involves certain risks not present when investing in United States securities. See "Summary -- Risk Factors and Special Considerations."


    The Fund will invest, under normal circumstances, at least 65% of its total assets in equity securities (including common and preferred stocks and other securities having equity features, such as convertible securities, warrants and rights) of issuers in at least three countries other than the United States. The Fund may purchase securities on foreign stock exchanges, on U.S. stock exchanges, or in the over-the-counter market. Unlike Global Balanced Fund,

International Equity Portfolio does not as a matter of course invest in domestic equity securities. International Equity Portfolio may also invest up to 35% of its total assets in global debt securities that an Adviser expects have the potential for capital appreciation. The types of debt securities in which International Equity Portfolio may invest are described below under "Debt Securities." (When used in this section with respect to both International Equity Portfolio and Global Balanced Fund, the term "Adviser" refers both to Advisers to International Equity Portfolio, as well as SAAMCo and AIG Global Investment Corp. ("AIG Global") with respect to Global Balanced Fund.)

    GLOBAL BALANCED FUND seeks capital appreciation while conserving principal by maintaining at all times a balanced portfolio of domestic and foreign stocks and bonds. In seeking to achieve the investment objective of the Global Balanced Fund, SAAMCo and AIG Global , the Fund's subadviser, have the flexibility to select among a combination of domestic and foreign equity and debt securities designed for capital growth and/or income, which will be varied from time to time both with respect to types of securities and markets in response to changing markets and economic trends. Country selection is a significant part of the investment process. Investment in foreign securities involves risks not generally associated with investment in domestic securities. See "Summary - Risk Factors and Special Considerations." It is anticipated that, over the long term, Global Balanced Fund's portfolio will consist of foreign and domestic equity securities, in the form of common and preferred stocks, warrants and other rights, as well as global bonds and other global debt securities such as convertible securities, short-term instruments and securities of U.S. and foreign governments. Under normal circumstances, the Fund will invest at least (i) 25% of its assets in global fixed-income senior securities;
(ii) 10% of its assets in domestic equity securities; and (iii) 45% of its assets in foreign equity securities. In addition, it is anticipated that, under normal circumstances, the Fund will invest its assets in at least 10 countries at any time, although it is only required, under such circumstances, to maintain investments in at least three countries (one of which may be the United States). Under normal circumstances, Global Balanced Fund will maintain a dollar weighted average duration of not more than 7.5 years. However, the Fund is not subject to any limitation with respect to the average maturity of its portfolio or the individual securities in which it may invest.

    While there are no prescribed limits on the geographical allocation of Global Balanced Fund's assets, SAAMCo anticipates that investment of the Fund's assets will be subject to the following guidelines, which may be revised from time to time as market conditions warrant:

                                                 Maximum Investment
              Region                         (as a percentage of net assets)
              ------                          -----------------------------
              Europe                                  70%
              Japan                                   50%
              Asia/Pacific (excluding Japan)          60%
              Latin America                           20%
              Canada                                  30%
              United States                           40%
              Other                                   10%


    The types of securities and transactions in which each Fund may invest are described below.

    SMALL COMPANIES. Each Fund may invest in small companies having market capitalizations of under $1 billion. See "Summary -- Risk Factors and Special Considerations -- Small Companies."

    EMERGING MARKETS. Global Balanced Fund may invest up to 20% of its assets, and International Equity Portfolio may invest without limitation, in issuers domiciled in, or government securities of, developing countries or emerging markets. See "Summary -- Risk Factors and Special Considerations -- Emerging Markets."

    DEPOSITARY RECEIPTS. Each Fund may invest in securities in the form of sponsored or unsponsored American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") or other similar securities representing a right to obtain underlying securities of foreign issuers. Each Fund also may invest in securities denominated in European Currency Units ("ECUs"). An ECU is a "basket" consisting of specified amounts of currencies of certain of the twelve member states of the European Community.

    DEBT SECURITIES. The debt securities in which each Fund may invest include securities issued by the U.S. government and its agencies or instrumentalities, securities issued by foreign governments and domestic or foreign corporations, zero coupon bonds, deferred interest bonds and bonds on which the interest is payable in kind. International Equity Portfolio may also invest in step-coupon bonds. Under normal circumstances, SAAMCo expects that at least 30% of the fixed income component of Global Balanced Fund, adjusted to reflect such component's net exposure after giving effect to currency transactions and positions, will be denominated in U.S. dollars. There is no similar expectation with respect to International Equity Portfolio. Further, because the securities markets in each of Canada, Germany, Japan and the United Kingdom are highly developed, liquid and subject to extensive regulations, SAAMCo may invest more than 25% of the fixed income component of Global Balanced Fund in the securities of corporate and government issuers located in any of one of such countries. Allocation of investments in such issuers could subject Global Balanced Fund to the risks of adverse social, political or economic events which may occur in those countries.


    Both Funds may invest in the securities of governmental issuers and in corporate debt securities, including convertible debt securities, rated "BBB" or better by Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies Inc. ("S&P") or "Baa" or better by Moody's Investors Service, Inc. ("Moody's") or which, in the judgement of the Adviser, possess similar credit characteristics ("investment grade bonds"). Notwithstanding the foregoing, it is expected that Global Balanced Fund will generally invest a significant portion of such component in securities having the highest applicable credit quality rating or, if unrated, determined by SAAMCo at the time of investment to be of comparable quality, with the remainder of such component invested in securities rated of high quality by S&P or Moody's (I.E., "AA" or "Aa") or of comparable quality. However, with respect to obligations of a government issuer, Global Balanced Fund may invest in such obligations if rated "A" or better by S&P or Moody's, or if unrated, determined by SAAMCo to be of comparable credit quality, provided that the obligations are denominated in the issuer's own currency.

    Each Fund may invest in debt securities rated below investment grade, that is below "BBB" by S&P, or below "Baa" by Moody's, or if unrated, determined by the Adviser to be of equivalent quality ("junk bonds"). See "Summary -- Risk Factors and Special Considerations -- Debt Securities."

    HEDGING AND INCOME ENHANCEMENT.  Each Fund may write covered call options to enhance income. After writing such a covered call up to 25% of the total assets of International Equity Portfolio and 100% of the total assets of Global Balanced Fund may be subject to calls. For hedging purposes, and with respect to International Equity Portfolio, income enhancement, each Fund may use interest rate futures, and stock and bond index futures, including futures on U.S. government securities (together, "Futures"); forward contracts on foreign currencies; and call and put options on equity and debt securities, Futures, stock and bond indices and foreign currencies (all of the foregoing are referred to as "Hedging Instruments"). All puts and calls on securities, interest rate futures or stock and bond index futures or options on such Futures purchased or sold by a Fund will be listed on a national securities or commodities exchange or on U.S. over-the-counter markets. Each Fund may also use spread transactions for any lawful purpose consistent with its investment objective such as hedging or managing risk, but not for speculation. Global Balanced Fund may invest up
to 5% of its total assets in yield curve options.    See "Summary -- Risk
Factors and Special Considerations -- Hedging Instruments."

    FOREIGN CURRENCY TRANSACTIONS. Each Fund may enter into foreign currency transactions. In connection therewith, each Fund has the ability to hold a portion of its assets in foreign currencies and to enter into forward foreign currency exchange contracts. Each may also purchase and sell exchange-traded futures contracts relating to foreign currency, purchase and sell put and call options on currencies and futures contracts and enter into currency swaps. Each

Fund may enter into forward foreign currency exchange contracts, currency options and currency swaps for non-hedging purposes when an Adviser anticipates that a foreign currency will appreciate or depreciate in value, but securities denominated in that currency do not present attractive investment opportunities or are not included in the Fund's portfolio. Each Fund may use currency contracts and options to cross-hedge, which involves selling or purchasing instruments in one currency to hedge against changes in exchange rates for a different currency with a pattern of correlation. See "Summary -- Risk Factors and Special Considerations -- Foreign Currency Transactions."

    SHORT SALES. International Equity Portfolio may sell a security it does not own in anticipation of a decline in the market value of that security (short sales). To complete such a transaction, International Equity Portfolio must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing it at market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay to the lender any dividends or interest which accrue during the period of the loan. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. International Equity Portfolio will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. International Equity Portfolio will realize a gain if the security declines in price between those dates. This result is the opposite of what one would expect from a cash purchase of a long position in a security. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium, dividends or interest the Fund may be required to pay in connection with a short sale.

    Each Fund may make "short sales against the box." A short sale is against the box to the extent that the Fund contemporaneously owns, or has the right to obtain without payment, securities identical to those sold short. A Fund may not enter into a short sale, including a short sale against the box, if, as a result, more than 25% of its net assets would be subject to such short sales.

    BORROWING. In seeking to enhance investment performance, each Fund may borrow money for investment purposes and may pledge assets to secure such borrowings. This is the speculative factor known as leverage. This practice may help increase the net asset value of the assets of a Fund in an amount greater than would otherwise be the case when the market values of the securities purchased through borrowing increase. In the event the return on an investment of borrowed monies does not fully recover the costs of such borrowing, the value of the Fund's assets would be reduced by a greater amount than would otherwise be the case. The effect of leverage will therefore tend to magnify the gains or losses to the Fund as a result of investing the borrowed monies. During periods of substantial borrowings, the value of the Fund's assets would be reduced due to the added expense of interest on borrowed monies. Each Fund is authorized to borrow, and to pledge assets to secure such borrowings, to the maximum extent permissible under the 1940 Act (I.E., presently 50% of net assets).

    SHORT-TERM AND TEMPORARY INVESTMENTS. In addition to its primary investments, International Equity Portfolio may also invest up to 25% of its total assets in both U.S. and non-U.S. dollar denominated money market instruments (a) for liquidity purposes (to meet redemptions and expenses) or (b) to generate a return on idle cash held in its portfolio during periods when an Adviser is unable to locate favorable investment opportunities. In addition to its primary investments, Global Balanced Fund may also invest up to 10% of its total assets in money market instruments for liquidity purposes (to meet redemptions and expenses). For temporary defensive purposes, each Fund may invest up to 100% of its total assets in cash or fixed-income securities, including corporate debt obligations and money market instruments rated in one of the two highest categories by a nationally recognized statistical rating organization (or determined by an Adviser to be of equivalent quality). Money market instruments include securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, repurchase agreements, commercial paper, bankers' acceptances and certificates of deposit.

    HYBRID INSTRUMENTS. International Equity Portfolio may invest up to 10% of its assets in Hybrid Instruments. These instruments, including indexed or structured securities, can combine the characteristics of equity or debt securities, futures, and options. For example, the principal amount, redemption, or conversion terms of a security could be related to the market price of some commodity, currency, or securities index. Such securities may bear interest or pay dividends at below market (or even relatively nominal) rates. Under certain conditions, the redemption value of such an investment could be zero. Global Balanced Fund does not invest in Hybrid Instruments.

    SPECIAL SITUATIONS. International Equity Portfolio may invest without limitation, and Global Balanced Fund may invest up to 25% of its assets, in Special Situations. A "special situation" arises when, in the opinion of the Adviser, the securities of a particular issuer will be recognized and appreciate in value due to a specific development with respect to that issuer.
Developments creating a special situation might include, among others, a new product or process, a technological breakthrough, a management change or other extraordinary corporate event, or differences in market supply of and demand for the security. Investment in special situations may carry an additional risk of loss in the event that the anticipated development does not occur or does not attract the expected attention.

    UNSEASONED ISSUERS. Global Balanced Fund may not invest more than 5% of its total assets (taken at market value at the time of each investment) in securities of companies having a record, together with predecessors, of less than three years of continuous operations, except that this restriction shall not apply to U.S. government securities. International Equity Portfolio is not subject to this restriction.

    DIVERSIFICATION. Each Fund is "non-diversified" under the 1940 Act, subject, however, to certain tax diversification requirements. Accordingly, each Fund may invest more than 5% of the value of its assets in the obligations of a single issuer and may acquire more than 10% of the voting securities of a single issuer. However, in order to meet certain tax diversification requirements, each Fund must, among other things, limit its investments so that at the close of each fiscal quarter (i) not more than 25% of the market value of the Fund's total assets are invested in the securities of a single issuer, or any two or more issuers which are controlled by the Fund and engaged in the same, similar or related businesses, and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets are invested in the securities of a single issuer, and the Fund does not own more than 10% of the outstanding voting securities of a single issuer. Investment in the securities of the U.S. Government, its agencies and instrumentalities are not included within the definition of "issuer" for these purposes, while foreign government securities are included within such definition.

    The other investment policies of International Equity Portfolio are substantially similar to those of Global Balanced Fund.

    2.   POTENTIAL PORTFOLIO REALIGNMENT

    If the Reorganization is approved by shareholders of Global Balanced Fund, it is anticipated that certain securities in the investment portfolio of Global Balanced Fund will be liquidated preceding consummation of the Reorganization, in order to accommodate certain differences in the investment policies and restrictions of the two Funds. For example, International Equity Portfolio does not as a matter of course hold U.S. equity securities. It is possible that up to 30% of the portfolio of Global Balanced Fund may be liquidated in the ordinary course of business prior to the Reorganization. Such sales of securities will affect the aggregate amount of taxable gains and losses recognized by Global Balanced Fund prior to the Reorganization. If the net effect of such sales is a gain, such gain would have to be distributed to shareholders of Global Balanced Fund and may be subject to taxation. Shareholders should consult their personal tax advisers regarding the possible tax consequences to them in light of their personal circumstances.

    3.   ADVISORY FEES AND EXPENSE RATIOS

    INTERNATIONAL EQUITY PORTFOLIO. SAAMCo serves as the investment manager to International Equity Portfolio. International Equity Portfolio pays a management fee to SAAMCo at the annual rate of 1.10% of Assets. The term "Assets" means the average daily net assets of the Fund.


    SAAMCo has the authority to allocate the assets of International Equity Portfolio among Advisers, each of which is independently responsible for advising its respective portion of International Equity Portfolio's assets. The Advisers for International Equity Portfolio are Rowe

Price-Fleming International, Inc., Strong Capital Management, Inc. and Warburg, Pincus Counsellors, Inc.

    Each of the Advisers is independent of SAAMCo and discharges its responsibilities subject to the oversight and supervision of SAAMCo, which pays the Advisers' fees. Each Adviser is paid monthly a fee equal to a percentage of the Assets of International Equity Portfolio allocated to the Adviser. Based on Assets of $38,213,000 for International Equity Portfolio as of
April 30, 1997, and assuming such a constant level of assets for the year ending October 31, 1997, the aggregate annual rate of the fees payable by SAAMCo to the Advisers for International Equity Portfolio for such fiscal year would be .63% of Assets. There can be no assurance that International Equity Portfolio will maintain a level of Assets in the amount estimated.

    SAAMCo has voluntarily agreed to waive fees and/or reimburse expenses, if necessary, to keep International Equity Portfolio's annual operating expenses at or below 2.15% of Assets for Class A shares and 2.80% of Assets for Class B shares. SAAMCo also may voluntarily waive or reimburse additional amounts to increase the investment return to International Equity Portfolio's investors. SAAMCo may terminate all such waivers and/or reimbursements at any time. Further, any such waivers or reimbursements made by SAAMCo are subject to recoupment from International Equity Portfolio within the following two years, provided that International Equity Portfolio is able to effect such payment to SAAMCo and remain in compliance with the foregoing expense limitations.

    SAAMCo may terminate any agreement with an Adviser without shareholder approval. Moreover, SAAMCo has obtained an exemptive order from the SEC which permits SAAMCo, subject to certain conditions, to enter into subadvisory agreements relating to International Equity Portfolio with Advisers approved by the Board of Trustees without obtaining shareholder approval. The exemptive order also permits SAAMCo, subject to the approval of the Board but without shareholder approval, to employ new Advisers for the Fund, change the terms of particular subadvisory agreements with Advisers or continue the employment of existing Advisers after events that would otherwise cause an automatic termination of a subadvisory agreement. Shareholders of International Equity Portfolio have the right to terminate a subadvisory agreement for the Fund at any time by a vote of the majority of the outstanding voting securities of the Fund. Shareholders will be notified of any Adviser changes. The order also permits the Fund to disclose to shareholders the Advisers' fees only in the aggregate.

    GLOBAL BALANCED FUND. SAAMCo also serves as the investment manager and adviser to Global Balanced Fund. Global Balanced Fund pays SAAMCo a fee at the annual rate of 1.00% on the first $350 million of Assets, .90% on the next $350 million and .85% on Assets over $700 million. For the fiscal year ended September 30, 1996, SAAMCo was entitled to a fee from Global Balanced Fund equal to 1.00% of Assets. For the same period, Global Balanced Fund paid SAAMCO a fee equal to 1.00% of Assets, of which .59% was voluntarily reimbursed to the Fund by SAAMCo. SAAMCo may discontinue such voluntary fee reimbursement at any time.

    SAAMCo has entered into a subadvisory agreement with AIG Global pursuant to which AIG Global serves as subadviser for the foreign equity component of Global Balanced Fund. In providing such services, AIG Global utilizes the services of certain of its affiliates. SAAMCo pays AIG Global a fee with respect to the Assets of Global Balanced Fund actually managed by AIG Global and its affiliates at the following rates: .50% on the first $50 million, .40% on the next $100 million, .30% on the next $150 million and .25% on Assets in excess of $300 million. For the fiscal year ended September 30, 1996, SAAMCo paid AIG Global a fee equal to .50% of Assets. The foregoing fees are paid from the investment advisory fee payable to SAAMCo and do not increase the expenses of Global Balanced Fund. AIG Global discharges its responsibilities subject to the direction and control of the Trustees and the oversight and review of SAAMCo.

    A comparison of annual operating expense data for the Funds is set forth in the "Summary of Expenses" at pages [1-2].

    Although International Equity Portfolio pays advisory fees at a higher annual rate than Global Balanced Fund, at the Funds' current expense cap levels International Equity Portfolio is subject to a total net expense ratio no higher than that of Global Balanced Fund. There is no assurance that SAAMCo will continue any voluntary fee waivers/ reimbursements with respect to either Fund. Nevertheless, given the economies of scale that should result from the Reorganization and in view of all relevant factors, the Board of Trustees of SunAmerica Equity Funds has determined that the Reorganization would be beneficial to Global Balanced Fund and its shareholders. See "The Reorganization--"Background and Reasons for Proposed Reorganization."

    4.   DISTRIBUTION ARRANGEMENTS

    Global Balanced Fund currently offers Class A and Class B shares. International Equity Portfolio currently offers Class A, Class B and Class C shares. Pursuant to the Reorganization, shareholders of Global Balanced Fund will receive shares of International Equity Portfolio of the same class as the shares of Global Balanced Fund they hold at the time the Reorganization is consummated. Class A and Class B shares of International Equity Portfolio are subject to sales charges and distribution fees on identical terms as Class A and Class B shares, respectively, of Global Balanced Fund. As described below under "Purchase, Redemption and Exchange Privileges," Class A shares of each Fund are sold at the respective net asset value plus a sales charge imposed at the time of purchase, and Class B shares of each Fund are sold at the respective net asset value subject to a CDSC if redeemed within six years of the date of purchase. Class C shares of International Equity Portfolio are sold at net asset value subject to a CDSC if redeemed within one year of the date of purchase. Class C shares of International Equity Portfolio are not being offered hereby and will not be issued in connection with the Reorganization.

    Each Fund has adopted distribution plans (hereinafter referred to as the "Class A Plans" and the "Class B Plans," and collectively as the "Distribution Plans"). Under the Class A Plans, the Distributor may receive payments from a Fund at an annual rate of up to 0.10% of average daily net assets of such Fund's Class A shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. Under the Class B Plans, the Distributor may receive payments from a Fund at the annual rate of up to 0.75% of the average daily net assets of such Fund's Class B shares, respectively, to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. The distribution costs for which the Distributor may be reimbursed out of such distribution fees include fees paid to broker-dealers that have sold Fund shares, commissions, and other expenses such as those incurred for sales literature, prospectus printing and distribution and compensation to wholesalers. It is possible that in any given year the amount paid to the Distributor under the Class A Plans or Class B Plans may exceed the Distributor's distribution costs as described above. The Distribution Plans provide that each class of shares of each Fund may also pay the Distributor an account maintenance and service fee of up to 0.25% of the aggregate average daily net assets of such class of shares for payments to broker-dealers for providing continuing account maintenance. In this regard, some payments are used to compensate broker-dealers with account maintenance and service fees in an amount up to 0.25% per year of the assets maintained in a Fund by their customers.

    SunAmerica Capital Services, Inc. acts as distributor of each of the Funds and bears all of each Fund's distribution expenses. The Distributor receives all distribution and account maintenance fees and all initial and deferred sales charges in connection with the sale of shares of each Fund, all or a portion of which it may reallow to other broker-dealers.

    5.   PURCHASE, REDEMPTION AND EXCHANGE PRIVILEGES

    Reference is made to the Style Select Series Prospectus dated May __, 1997, and the Prospectus of SunAmerica Equity Funds dated January 30, 1997, for a complete description of the purchase, exchange and redemption procedures applicable to purchases, exchanges and redemptions of the Funds. Any questions about such procedures may be directed to Shareholder/Dealer Services at (800) 858-8850.

    PURCHASE. The sales charges and Rule 12b-1 fees applicable to Class A and Class B shares of International Equity Portfolio are identical to those applicable to Class A and B shares, respectively, of Global Balanced Fund.
Class A shares of each Fund are offered at net asset value plus an initial sales charge, which varies with the size of the purchase. The sales charge may be waived or reduced in certain circumstances. Class B shares of each Fund are offered at net asset value. Certain redemptions of Class B shares within the first six years of the date of purchase are subject to a CDSC. See the prospectus of each Fund for more detailed information regarding the purchase of shares, and the Statement of Additional Information of each Fund for information concerning the conditions under which the CDSC will be waived in connection with certain redemptions.

    CONVERSION FEATURE. Class B shares of each Fund (including a pro-rata portion of the Class B shares purchased through the reinvestment of dividends and distributions) will convert automatically to Class A shares on the first business day of the month following the seventh anniversary of the issuance of such Class B shares. Subsequent to the conversion of a Class B share to a Class A share, such shares will no longer be subject to the higher distribution fee of Class B shares. Such conversion will be on the basis of the relative net asset values of Class B shares and Class A shares, without the imposition of any sales load, fee or charge. A shareholder's holding period for Class B shares of International Equity Portfolio received in the Reorganization will include the shareholder's holding period for the Class B shares of Global Balanced Fund exchanged in the Reorganization, for purposes of determining the applicable holding period for conversion.

    REDEMPTION. Shares of each Fund may be redeemed at any time at their net asset value next determined, less any applicable CDSC, after receipt by the Fund of a redemption request in proper form. Any capital gain or loss realized by a shareholder upon any redemption of shares will be recognized for federal income tax purposes. A shareholder's holding period for Class B shares of International Equity Portfolio received in the Reorganization will include the shareholder's holding period for Class B shares of Global Balanced Fund exchanged in the Reorganization for purposes of determining the applicability of a CDSC upon redemption of such shares. The Funds have identical redemption procedures, including redemption through SunAmerica Fund Services, Inc. or the Distributor, telephone redemption and the Systematic Withdrawal Plan. See "Redemption of Shares" in each Fund's Prospectus for more information.

    The right of a shareholder to redeem shares of Global Balanced Fund at net asset value at any time prior to the Closing Date will not be impaired by the approval of the Reorganization. Therefore, a shareholder may redeem in accordance with the redemption procedures set forth in SunAmerica Equity Fund's current prospectus until the date on which the Reorganization is consummated. Shareholders should consult with their personal tax advisors as to the different tax consequences of redeeming their shares as opposed to exchanging their shares for shares of International Equity Portfolio in the Reorganization. See "Tax Considerations" below.

    EXCHANGE PRIVILEGE. Shareholders in each Fund may exchange their shares for the same class of shares of any other SunAmerica sponsored fund that offers such class at the respective net asset value per share. Before making an exchange, a shareholder should obtain and review the prospectus of the fund whose shares are being acquired. The exchange privilege is the same for both Funds. See the prospectus of each Fund for more information regarding the exchange privilege and restrictions thereon.

TAX CONSIDERATIONS

    The Reorganization is being structured as a tax-free reorganization of the Global Balanced Fund pursuant to which no gain or loss would be recognized by Global Balanced Fund or shareholders of Global Balanced Fund for federal income tax purposes as a result of the receipt of shares of International Equity Portfolio in the Reorganization. The aggregate tax basis of shares of International Equity Portfolio received by shareholders of Global Balanced Fund in the Reorganization would be the same as the aggregate tax basis of the Global Balanced Fund's shares held by a shareholder immediately prior to the Reorganization. In addition, a shareholder's holding period in International Equity Portfolio shares will include the shareholder's holding period in Global Balanced Fund's shares surrendered in exchange therefor, provided that such shares are held by the shareholder as a capital asset on the closing date. A legal opinion will be provided which describes the tax consequences of the Reorganization.

    For further information about the tax consequences of the Reorganization, see "The Reorganization-- Federal Income Tax Consequences."

RISK FACTORS AND SPECIAL CONSIDERATIONS

    EQUITY SECURITIES. Under normal circumstances, International Equity Portfolio invests at least 65% and Global Balanced Fund invests at least 55% of their respective assets in equity securities and as such, are subject to market risks. That is, the possibility exists that common stocks and other equity securities will decline over short or even extended periods of time, and equity markets tend to be cyclical, experiencing both periods when stock prices generally increase and periods when stock prices generally decrease. Since both Funds invest in equity securities, these risk factors are generally present in investments in each Fund.

    FOREIGN SECURITIES. Each Fund invests heavily in the securities of foreign issuers, which may present greater risks in the form of nationalization, confiscation, domestic marketability, or other national or international restrictions. Since Global Balanced Fund may be expected to invest from 10% to 40% of its assets in domestic equity securities, International Equity Portfolio may have greater exposure to the risks of foreign securities. Similarly, Global Balanced Fund may have greater exposure to the risks of the domestic equity market.

    EMERGING MARKETS. International Equity Portfolio may make investments from time to time in issuers domiciled in, or government securities of, developing countries or emerging markets. Although there is no universally accepted definition, a developing country is generally considered to be a country in the initial stages of its industrialization cycle with a low per capita gross national product. Historical experience indicates that the markets of developing countries or emerging markets have been more volatile than the markets of developed countries; however, such markets can provide higher rates of return to investors. Investment in an emerging market country may involve certain risks, including a less diverse and mature economic structure, a less stable political system, an economy based on only a few industries or dependent on international aid or development assistance, the vulnerability to local or global trade conditions, extreme debt burdens, or volatile inflation rates. Since Global Balanced Fund may invest in these types of securities, these risk factors are generally also present in an investment in Global Balanced Fund. International Equity Portfolio may invest without limitation, and Global Balanced Fund may invest up to 20% of its assets, in issuers domiciled in, or government securities of, developing countries or emerging markets.

    SMALL COMPANIES. Each Fund may invest in small companies having market capitalizations of under $1 billion. It may be difficult to obtain reliable information and financial data on such companies and the securities of these small companies may not be readily marketable, making it difficult to dispose of shares when desirable. Securities of small or emerging growth companies may be subject to more abrupt or erratic market movements than larger, more established companies or the market average in general. A risk of investing in smaller, emerging companies is that they often are at an earlier stage of development and therefore have limited product lines, market access for such products, financial resources and depth in management than larger, more established companies, and their securities may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, certain smaller issuers may face difficulties in obtaining the capital necessary to continue in operation and may go into bankruptcy, which could result in a complete loss of an investment. Smaller companies also may be less significant factors within their industries and may have difficulty withstanding competition from larger companies. While smaller companies may be subject to these additional risks, they may also realize more substantial growth than larger, more established companies.

    DEBT SECURITIES. As with other mutual funds that invest in fixed income securities, each Fund is subject to market risks. The market values of fixed income securities tend to vary inversely with the level of interest rates -- when interest rates rise, their values will tend to decline; when interest rates decline, their values generally will tend to rise. The potential for capital appreciation with respect to variable rate obligations or floating rate instruments will be less than with respect to fixed-rate obligations. Long-term instruments are generally more sensitive to these changes than short-term instruments. Furthermore, there is no limit to portfolio maturity for either Fund. The market value of fixed income securities and therefore their yield is also affected by the perceived ability of the issuer to make timely payments of principal and interest. These risk factors are generally present in an investment in either Fund.

    In addition to U.S. government securities, each Fund may invest in debt securities, including corporate obligations issued by domestic and foreign corporations and money market instruments, without regard to the maturities of such securities. Those debt securities which are rated "BBB" or "Baa" by S&P or Moody's, while considered to be "investment grade", may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. As a consequence of the foregoing, the opportunities for income and gain may be limited.

    HIGH-YIELD, HIGH-RISK SECURITIES. Each Fund may also invest in debt securities rated below investment grade (I.E., below "BBB" by S&P, or below "Baa" by Moody's, or if unrated, determined by the Adviser to be of equivalent quality). High-yield, high-risk bonds (otherwise known as "junk bonds") are subject to greater fluctuations in value than are higher rated bonds because the values of high-yield bonds tend to reflect short-term corporate, economic and market developments and investor perceptions of the issuer's credit quality to a greater extent. Although under normal market conditions longer-term securities yield more than shorter-term securities, they are subject to greater price fluctuations. Fluctuations in the value of a Fund's investments will be reflected in its net asset value per share. The growth of the high-yield bond market paralleled a long economic expansion, followed by an economic downturn which severely disrupted the market for high-yield bonds and adversely affected the value of outstanding bonds and the ability of the issuers to repay principal and interest. The economy may affect the market for high-yield bonds in a similar fashion in the future including an increased incidence of defaults on such bonds. From time to time, legislation may be enacted which could have a negative effect on the market for high-yield bonds.

    HEDGING INSTRUMENTS. Each Fund may invest in Hedging Instruments (as defined above under "Summary Comparison of the Funds -- Investment Objectives and Policies"). Participation in the options or Futures markets and in currency exchange transactions involves investment risks and transaction costs to which a Fund would not be subject absent the use of these strategies. If an Adviser's predictions of movements in the direction of the securities, foreign currency and interest rate markets are inaccurate, the adverse consequences to a Fund may leave the Fund in a worse position than if such strategies were not used. Risks inherent in the use of options, foreign currency and Futures contracts and options on Futures contracts include (1) dependence on the Adviser's ability to predict correctly movements in the direction of interest rates, securities prices and currency markets; (2) imperfect correlation between the price of options and Futures contracts and options thereon and movements in the prices of the securities or currencies being hedged; (3) the fact that skills needed to use these strategies are different from those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument at any time; (5) the possible need to defer closing out certain hedged positions to avoid adverse tax consequences; and (6) the possible inability of the Fund to purchase or sell a portfolio security at a time that otherwise would be favorable for it to do so, or the possible need for the Fund to sell a portfolio security at a disadvantageous time, due to the need for the Fund to maintain "cover" or to segregate securities in connection with hedging transactions. A transaction is "covered" when the Fund owns the security subject to the option on such security, or some other security acceptable for applicable escrow requirements. The Funds may invest in Hedging Instruments for hedging purposes and for income enhancement.

    FOREIGN CURRENCY TRANSACTIONS. Each Fund may enter into forward foreign currency exchange contracts to reduce the risks of fluctuations in exchange rates; however, these contracts cannot eliminate all such risks and do not eliminate fluctuations in the prices of the Fund's portfolio securities.

    Each Fund may purchase and write put and call options on currencies for the purpose of protecting against declines in the U.S. dollar value of foreign portfolio securities and against increases in the U.S. dollar cost of foreign securities to be acquired. The purchase of an option on currency may constitute an effective hedge against exchange rate fluctuations; however, in the event of exchange rate movements adverse to a Fund's position, the Fund may forfeit the entire amount of the premium plus related transaction costs. As with other kinds of option transactions, however, the writing of an option on currency will constitute only a partial hedge, up to the amount of the premium received, and a Fund could be required to purchase or sell currencies at disadvantageous exchange rates, thereby incurring losses.

    Each Fund may enter into currency swaps. Currency swaps involve the exchange by a Fund with another party of their respective rights to make or receive payments in specified currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for the other designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If an Adviser is incorrect in its forecasts of market values and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if this investment technique were not used.

    A full discussion of the risks inherent in investment in each of the Funds is set forth in the Prospectus and Statement of Additional Information of each Fund.

THE REORGANIZATION

    The terms and conditions upon which the Reorganization may be consummated are set forth in the Form of Agreement and Plan of Reorganization (the "Agreement") between SunAmerica Equity Funds and Style Select Series, on behalf of Global Balanced Fund and International Equity Portfolio, respectively (see Exhibit A hereto). If certain conditions, including approval by the shareholders of Global Balanced Fund, are satisfied, all of Global Balanced Fund's assets will be sold to International Equity Portfolio and its liabilities assumed by International Equity Portfolio. This will occur on the "Closing Date" of the Reorganization, which is September 12, 1997, or such other date as the parties may agree.

    On the Closing Date, after the transfer of Global Balanced Fund's assets to International Equity Portfolio and assumption of Global Balanced Fund's liabilities by International Equity Portfolio, Global Balanced Fund's shareholders will receive the number of newly-issued Class A or Class B shares, as appropriate, of International Equity Portfolio of equal aggregate value to the aggregate value of the Class A and Class B shares of Global Balanced Fund which were previously held. The newly-issued shares will be credited to each shareholder's account as of the Closing Date.

BACKGROUND AND REASONS FOR PROPOSED REORGANIZATION

    CONSIDERATIONS OF THE BOARD OF TRUSTEES OF SUNAMERICA EQUITY FUNDS

    In deciding to approve the Agreement and recommend it to shareholders of Global Balanced Fund, the Trustees, including the independent Trustees, acted upon information provided to them indicating that the proposed Reorganization would operate in the best interests of Global Balanced Fund and its shareholders and that the interests of Global Balanced Fund shareholders would not be diluted as a result of the Reorganization. In particular, the Trustees determined that the proposed Reorganization offered the following benefits:

- PERFORMANCE OF FUNDS; FEES AND EXPENSES: The Trustees received information relating to the performance of International Equity Portfolio, with which Global Balanced Fund would be reorganized. International Equity Portfolio was recently organized and has a performance record of less than a year. For information purposes, in addition to the performance record for International Equity Portfolio for the period November 12, 1996 to April 30, 1997, the Trustees were provided with historical performance information for each Adviser thereof relating to comparable accounts. The Trustees also received information about the fees and expenses charged (or to be charged) to International Equity Portfolio, which information tended to show that Global Balanced Fund shareholders who become Class A and Class B shareholders of International Equity Portfolio as a result of the proposed Reorganization will be subject to total expenses that are no higher than expenses relating to Global Balanced Fund, even after taking into account voluntary waivers and/or reimbursements that have been in effect for Global Balanced Fund. Moreover, the Trustees were informed that SAAMCo is under no obligation to continue any such waivers and/or reimbursements.

- GROWTH RATE; ECONOMIES OF SCALE: Since commencing operations in June of 1994, Global Balanced Fund has, in the current market environment, been unable to attract sufficient new assets to offset redemptions and has incurred relatively high expense ratios. Global Balanced Fund has had fluctuating aggregate net assets ranging from $26,632,000 at September 30, 1994, to $23,497,000 at May 30, 1997. As a result of this stagnant growth in its aggregate net asset level, Global Balanced Fund has incurred high expense ratios and does not enjoy economies of scale. As of May 30, 1997, International Equity Portfolio had aggregate net assets of $38,213,000. The ratio of total expenses to average net assets for the fiscal year ended September 30, 1996, for Global Balanced Fund was 2.15% and 2.80% for the Class A and Class B shares, respectively, including fee waivers and expense reimbursements. If fee waivers and expense reimbursements are excluded, the ratio of total expenses to average net assets for the fiscal year ended September 30, 1996, for Global Balanced Fund was 2.59% and 3.21% for Class A and Class B shares, respectively. The estimated ratio of total expenses to average net assets for the fiscal year ending October 31, 1997, for International Equity Portfolio is 2.15% and 2.80% (annualized) for the Class A and Class B shares, respectively, net of fee waivers and expense reimbursements. The estimated ratios of total expenses to average net assets on a gross basis for the fiscal year ending October 31, 1997, for International Equity Portfolio are 2.50% and 3.33% (annualized) for the Class A and Class B shares, respectively.

- SIMILARITIES OF THE FUNDS: In addition, International Equity Portfolio and Global Balanced Fund have a number of similarities that led to consideration of the Reorganization. Both Global Balanced Fund and International Equity Portfolio invest a significant portion of their assets in foreign equity securities, although Global Balanced Fund also invests in domestic equity securities and places a greater emphasis on debt securities. Global Balanced Fund and International Equity Portfolio both pay dividends of any net investment income and make distributions of any net capital gains at least annually. In addition, each Fund is managed by SAAMCo, advised by unaffiliated investment advisers, and distributed by SunAmerica Capital Services, Inc., and has similar purchase, redemption and exchange privileges.

- TAX-FREE NATURE OF TRANSACTION; LACK OF DILUTION: The Trustees were informed that the proposed Reorganization involving Global Balanced Fund and International Equity Portfolio would be accomplished without the imposition of federal income taxes on either Global Balanced Fund or its shareholders. In addition, the Trustees were informed that the interests of Global Balanced Fund shareholders would not be materially diluted as a result of the proposed Reorganization and that the Global Balanced Fund shareholders would receive shares of International Equity Portfolio equal in value to the aggregate value of their Global Balanced Fund shares.

    THE BOARD OF TRUSTEES OF SUNAMERICA EQUITY FUNDS, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF GLOBAL BALANCED FUND VOTE FOR THE REORGANIZATION.

    CONSIDERATIONS OF THE BOARD OF DIRECTORS OF STYLE SELECT SERIES

    The Board of Directors of Style Select Series, including the independent Directors, has unanimously concluded that consummation of the Reorganization is in the best interests of International Equity Portfolio and its shareholders and that the interests of International Equity Portfolio shareholders would not be diluted as a result of the Reorganization, and has unanimously voted to approve the Agreement.

TERMS OF THE AGREEMENT

    On the Closing Date, all the assets and liabilities of Global Balanced Fund will be transferred to International Equity Portfolio in exchange for Class A and Class B shares of International Equity Portfolio on the basis of relative net asset value. Global Balanced Fund will then distribute to its shareholders the shares of International Equity Portfolio received by Global Balanced Fund pursuant to the terms of the Agreement in complete liquidation of Global Balanced Fund. Immediately upon distribution, the shares of International Equity Portfolio received by Global Balanced Fund's shareholders will have an aggregate net asset value equal to the aggregate net asset value of the shares of the Acquired Fund held immediately prior to the Reorganization.

    As of the Closing Date, International Equity Portfolio will, through its transfer agent, credit on its books and confirm in writing an appropriate number of its Class A and Class B shares to each shareholder of Global Balanced Fund, regardless of whether such shareholder holds physically issued certificates. International Equity Portfolio will not issue share certificates in connection with the Reorganization. With respect to any Global Balanced Fund shareholder holding Global Balanced Fund receipts for shares as of the Closing Date, until International Equity Portfolio is notified by Equity Funds' transfer agent that such shareholder has surrendered his or her outstanding Global Balanced Fund receipts for shares or, in the event of lost, stolen or destroyed receipts for shares, posted adequate bond or submitted a lost certificate form, as the case may be, International Equity Portfolio will not permit such shareholder to (1) receive dividends or other distributions on International Equity Portfolio shares in cash (although such dividends and distributions shall be credited to the account of such shareholder established on International Equity Portfolio's books as described above, as provided in the next sentence), (2) exchange International Equity Portfolio shares credited to such shareholder's account for shares of other SunAmerica sponsored funds as provided in the prospectus of International Equity Portfolio, or (3) pledge or redeem such shares. In the event that a shareholder is not permitted to receive dividends or other distributions on International Equity Portfolio shares in cash as provided in the preceding sentence, International Equity Portfolio shall pay such dividends or other distributions in additional International Equity Portfolio shares, notwithstanding any election such shareholder shall have made previously with respect to the payment of dividends or other distributions on shares of Global Balanced Fund. Global Balanced Fund will, at its expense, request its shareholders to surrender their outstanding

Global Balanced Fund receipts for shares, post adequate bond or submit a lost certificate form, as the case may be.


    The Agreement sets forth certain additional conditions to the obligations of the parties to proceed with the Reorganization, including the approval of the Reorganization by shareholders of Global Balanced Fund, an opinion of counsel as to tax matters (depending on then-existing facts and circumstances) and the accuracy of various representations and warranties of Global Balanced Fund and International Equity Portfolio. Further, if the Reorganization is not approved at the Meeting by shareholders of Global Balanced Fund, Global Balanced Fund will continue to operate separately; however, the proposal may be resubmitted to shareholders of Global Balanced Fund, or the Board of Trustees of SunAmerica Equity Funds may consider what other action, if any, should be taken with respect to Global Balanced Fund.

    The foregoing description of the Agreement is qualified in its entirety by the terms and provisions of the Agreement, a copy of which is attached hereto as Exhibit A.

DESCRIPTION OF SHARES TO BE ISSUED

    Full and fractional Class A and Class B shares of International Equity Portfolio will be issued without the imposition of a sales charge or other fee to the shareholders of Global Balanced Fund in accordance with the procedures described above. Class A and Class B shares to be issued in the Reorganization will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of Style Select Series, enclosed herewith for additional information about Class A and Class B shares of International Equity Portfolio. A shareholder's holding period for Class B shares of International Equity Portfolio received pursuant to the Reorganization will include the shareholder's holding period for Global Balanced Fund shares surrendered in exchange therefor for purposes of determining any applicable CDSC upon redemption of such shares as well as the conversion schedule into Class A shares.

CERTAIN EFFECTS OF THE REORGANIZATION ON SHAREHOLDERS OF GLOBAL BALANCED FUND

    Upon consummation of the Reorganization, the prior election of Global Balanced Fund's shareholders to reinvest dividends and distributions in additional shares or to receive dividends or distributions in cash will continue in effect until changed as set forth in the Prospectus of Style Select Series (such options for reinvestment being identical to those of Global Balanced
Fund). Shareholders of Global Balanced Fund will receive shares of International Equity Portfolio having, on the Closing Date, the equivalent value in the aggregate of the shares of Global Balanced Fund previously held, in accordance with the terms of the Agreement.

EXPENSES OF THE REORGANIZATION

    SAAMCo will bear all of the expenses in connection with the Reorganization.

FEDERAL INCOME TAX CONSEQUENCES

    Each Fund has elected to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), and International Equity Portfolio intends to continue to so qualify.

    As a condition to the Reorganization, the Funds will receive an opinion from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to the Funds, to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Agreement will constitute a tax-free reorganization under Section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by International Equity Portfolio upon its receipt of Global Balanced Fund's assets solely in exchange for Class A and Class B shares of International Equity Portfolio; (3) no gain or loss will be recognized by Global Balanced Fund upon the transfer of its assets to International Equity Portfolio solely in exchange for Class A and Class B shares of International Equity Portfolio and the assumption of Global Balanced Fund's liabilities, if any, or upon the distribution (whether actual or constructive) of the Class A and Class B shares of International Equity Portfolio to Global Balanced Fund shareholders in exchange for their shares of the Class A and Class B shares of International Equity Portfolio; (4) no gain or loss will be recognized by shareholders of Global Balanced Fund upon the exchange of their Global Balanced Fund shares for Class A and Class B shares of International Equity Portfolio; (5) the tax basis of Global Balanced Fund's assets acquired by International Equity Portfolio will be the same as the tax basis of such assets to Global Balanced Fund immediately prior to the Reorganization; (6) the tax basis of Class A and Class B shares of International Equity Portfolio received by each shareholder of Global Balanced Fund pursuant to the Agreement will be the same as the tax basis of Global Balanced Fund shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of Global Balanced Fund in the hands of International Equity Portfolio will include the period during which those assets were held by Global Balanced Fund; and (8) the holding period of Class A and Class B shares of International Equity Portfolio received by each shareholder of Global Balanced Fund will include the period during which Global Balanced Fund shares exchanged therefor were held by such shareholder, provided the Global Balanced Fund shares were held as capital assets on the date of the Reorganization.

    The opinion of counsel will be based upon certain representations made by SunAmerica Equity Funds and Style Select Series. While an opinion of counsel does not bind the Internal Revenue Service or the courts, it will reflect such counsel's view, as of the closing of the Reorganization, as to the expected federal income tax treatment of the Reorganization. If the Internal Revenue Service were to take a position contrary to the views expressed by such counsel, and succeed in asserting such position, Global Balanced Fund would be treated as having sold its assets for their fair market value in a taxable transaction, shareholders would be treated as having received shares of International Equity Portfolio in a transaction in which gain or loss would be recognized for federal income tax purposes and International Equity Portfolio would be treated for such purposes as having purchased the assets of Global Balanced Fund for their fair market value.

    Shareholders should consult their tax advisers regarding the effect of the proposed transaction in light of their individual circumstances. As the foregoing discussion relates only to federal income tax consequences, shareholders should also consult their tax advisers as to the state and local tax consequences of such transactions.

COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS AND OBLIGATIONS

    SunAmerica Equity Funds is an open-end management investment company that currently offers six different investment portfolios. It is organized as a business trust under the laws of the Commonwealth of Massachusetts and its Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest ($.01 par value per share) in separate series and classes. Global Balanced Fund, a portfolio of SunAmerica Equity Funds, consists of two classes of shares, designated Class A and Class B. Each shareholder is entitled to a full vote for each full share of beneficial interest held. Each class represents an interest in the same assets of the Fund and is identical in all respects except that each class bears certain distribution expenses and has voting rights with respect to certain distribution and service plans. Except for the conversion feature applicable to the Class B shares, there are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of Global Balanced Fund is entitled to its portion of all of the Fund's assets after all debt and expenses of the Fund have been paid. Since Class B shares generally bear higher distribution expenses than Class A shares, the liquidation proceeds to shareholders of Class B shares are likely to be lower than to Class A shareholders.

      Under Massachusetts law, shareholders of a business trust, such as SunAmerica Equity Funds, in certain circumstances may be held personally liable as partners for the obligations of the trust. However, the Declaration of Trust of SunAmerica Equity Funds contains an express disclaimer of shareholder liability for acts or obligations of SunAmerica Equity Funds. The Declaration of Trust also provides for indemnification out of SunAmerica Equity Funds' property for any shareholder held personally liable for any trust obligation. Thus the risk of a shareholder being personally liable, as a partner for obligations of Global Balanced Fund, is limited to the unlikely circumstance in which Global Balanced Fund itself would be unable to meet its obligations. Under Maryland law, shareholders of a corporation, such as Style Select Series, will not be held personally liable for the obligations of the corporation.

    Like SunAmerica Equity Funds, Style Select Series is an open-end management investment company. Style Select Series currently offers four separate investment portfolios. It is organized as a Maryland corporation and is authorized to issue one billion (1,000,000,000) shares of common stock (par value $0.0001 per share). International Equity Portfolio, a series of Style Select Series, consists of four classes, designated Class A, Class B, Class C and Class Z, each of which consists of twenty-five million (25,000,000) shares. Only Class A, Class B and Class C shares are currently being offered to the public. Each shareholder is entitled to a full vote for each full share of common stock held. Except for the conversion feature applicable to the Class B shares, there are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of common stock of International Equity Portfolio is entitled to its portion of all of the Fund's assets after all debt and expenses of the Fund have been paid. Since Class B and Class C shares generally bear higher distribution expenses than Class A shares, the liquidation proceeds to shareholders of Class B and Class C shares are likely to be lower than to Class A shareholders. Class C shares of International Equity Portfolio are not being offered hereby and will not be issued in connection with the Reorganization.

    Shares of both Global Balanced Fund and International Equity Portfolio are, when issued as described in their respective Prospectus, fully paid, nonassessable by the respective Fund, fully transferrable and redeemable at the
option of the holder.   SunAmerica Equity Funds' Declaration of Trust and Style
Select Series' Articles of Incorporation permit the Board of Trustees or Directors, respectively, to authorize the creation of additional series of beneficial interest or common stock, respectively, and classes within such series, with such preferences, privileges, limitations and voting and dividend rights as each Board may determine.

    Neither SunAmerica Equity Funds' Declaration of Trust nor Style Select Series' Articles of Incorporation requires annual meetings of shareholders except as required under the 1940 Act. Shareholder approval is necessary only for certain changes in operations or the election of Trustees/Directors under
certain circumstances.   No shares have cumulative voting rights for the
election of Trustees/Directors. In addition, each Fund's Declaration of Trust or Articles of Incorporation permit a shareholder meeting to be called if requested in writing by holders of record of more than 10% or more of the outstanding shares of the Fund.

                                FINANCIAL INFORMATION

CAPITALIZATION

    The capitalization of Class A and Class B shares of each Fund as of April 30, 1997, and the pro forma combined capitalization as of that date after giving effect to the Reorganization are as follows:



                                                                                      International Equity
                                      Global Balanced          International              Portfolio
                                          Fund                Equity Portfolio        Pro Forma Combined
                                       (CLASS A)                 (CLASS A)                (CLASS A)*
                                       ---------                  --------                 -------
Net Assets                             $7,944,521              $22,994,862              $30,939,383

Shares Outstanding                      1,020,559                1,841,936                2,478,309

Net Asset Value per Share                   $7.78                   $12.48                   $12.48

Maximum Sales Charge                        $0.47                    $0.76                    $0.76

Maximum Offering Price                      $8.25                   $13.24                   $13.24





                                                                                      International Equity
                                      Global Balanced           International             Portfolio
                                           Fund               Equity  Portfolio       Pro Forma Combined
                                        (CLASS B)                 (CLASS B)               (CLASS B)*
                                       ---------                  --------                 -------

Net Assets                            $15,552,748              $14,123,293              $29,676,041

Shares Outstanding                      2,010,954                1,134,927                2,384,724

Net Asset Value per Share                   $7.73                   $12.44                   $12.44




* If the Reorganization is approved, it is anticipated that a reverse stock split for Global Balanced Fund will occur as of the close of business on the Closing Date, which will have the effect of equating the net asset value of Global Balanced Fund to that of International Equity Portfolio. Such reverse stock split will not affect the aggregate net asset value of the shares of Global Balanced Fund. The Pro Forma combined information reflects a hypothetical 1.6037118052 Class A and 1.6090250165 Class B reverse stock split for Global Balanced Fund as of the close of business on April 30, 1997.

                  INFORMATION ABOUT INTERNATIONAL EQUITY PORTFOLIO
                               AND GLOBAL BALANCED FUND

INTERNATIONAL EQUITY PORTFOLIO

    Information about International Equity Portfolio and Style Select Series is contained in the Style Select Series prospectus dated May __, 1997, a copy of which is enclosed herewith.

Additional information about International Equity Portfolio and Style Select Series is included in the Statement of Additional Information of Style Select Series dated May __, 1997 and the Statement of Additional Information (relating to this Proxy Statement and Prospectus). Copies of such Statements of Additional Information, which have been filed with the SEC, may be obtained upon request and without charge by contacting Style Select Series at 1-800-858-8850, or by writing Style Select Series at The SunAmerica Center, 733 Third Avenue, New York, New York 10017-3204. Style Select Series is subject to the informational requirements of the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by Style Select Series can be obtained by calling or writing Style Select Series and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at [Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048]. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    This Proxy Statement and Prospectus, which constitutes part of a Registration Statement filed by Statement of Additional Information with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to International Equity Portfolio and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

GLOBAL BALANCED FUND

    Information about Global Balanced Fund and SunAmerica Equity Funds is contained in the Prospectus of SunAmerica Equity Funds dated January 30, 1997, the Annual Report to Shareholders dated September 30, 1996, the Semi-Annual Report to Shareholders dated March 31, 1997, the Statement of Additional Information of SunAmerica Equity Funds dated January 30, 1997, and the Statement of Additional Information (relating to this Proxy Statement and Prospectus). Copies of such prospectus, Annual Report, Semi-Annual Report and Statements of Additional Information, which have been filed with the SEC, may be obtained upon request and without charge from SunAmerica Equity Funds by calling 1-800-858-8850 or by writing to SunAmerica Equity Funds at SunAmerica Equity Funds, The SunAmerica Center, 733 Third Avenue, New York, New York 10017-3204. SunAmerica Equity Funds is subject to the informational requirements of the 1933 Act, the 1934 Act and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by SunAmerica Equity Funds can be obtained by calling or writing SunAmerica Equity Funds and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.


                          INFORMATION CONCERNING THE MEETING

VOTING INFORMATION

    Proxies in the form enclosed with this Proxy Statement/Prospectus are being solicited by the Board of Trustees of SunAmerica Equity Funds for use at the Meeting. If the proxy cards in the accompanying form are properly executed and returned, the shares of Global Balanced Fund represented thereby will be voted as instructed on the proxy. If no instructions are given, such shares will be voted FOR the proposed Reorganization and in the discretion of the proxies named in the proxy card, on any other proposals to properly come before the Meeting or any adjournment thereof. Any proxy may be revoked by a shareholder prior to its exercise upon written notice to the Secretary of SunAmerica Equity Funds, by the shareholder signing and sending a later-dated proxy, or by the vote of a shareholder cast in person at the Meeting.

    The costs of printing and mailing the accompanying Notice of Special
Meeting and this Proxy Statement and Prospectus and the costs of the Meeting will be borne by Global Balanced Fund. The legal and accounting costs of preparing the accompanying Notice of Special Meeting and this Proxy Statement and Prospectus will be borne pro rata by Global Balanced Fund and International Equity Portfolio based on relative net assets. In addition to the use of the mail, proxies may be solicited by telephone or telecopier by officers, employees and agents of SunAmerica Equity Funds on behalf of the Board of Trustees, expenses of which may be charged to Global Balanced Fund. If SunAmerica Equity Funds determines that it is necessary to retain a proxy soliciting firm to assist in the solicitation of proxies for the Meeting, the cost of such firm will be borne by Global Balanced Fund. The mailing address of SunAmerica Equity Funds is The SunAmerica Center, 733 Third Avenue, New York, New York
10017-3204.

    Shareholders of record at the close of business on June 30, 1997 are entitled to vote at the Meeting. Each share of Global Balanced Fund is entitled to one vote with respect to the proposed Reorganization. On June 30, 1997 there were issued and outstanding an aggregate of ______ shares of Global Balanced Fund, including _____ Class A shares and _____ Class B shares. See "Security Ownership of Certain Shareholders and Management."

    As of the record date, there were issued and outstanding an aggregate of ___ shares, including ___ Class A shares, ___ Class B shares and ___ Class C shares, of International Equity Portfolio. See "Security Ownership of Certain Shareholders and Management."

    If, by the time scheduled for the Meeting, a quorum of shareholders of Global Balanced Fund is not present or if a quorum of Global Balanced Fund's shareholders is present but sufficient votes in favor of the Reorganization are not received, SunAmerica Equity Funds may propose one or more adjournments of the Meeting to permit further solicitation of proxies from shareholders of Global Balanced Fund. Any such adjournment will require the vote of a majority of the shares of the Global Balanced Fund present in person or by proxy at the session of the Meeting to be adjourned. In the event of a proposal to adjourn the Meeting, the persons named as proxies will vote the proxies in favor of such adjournment if they determine that such adjournment and additional solicitation is reasonable and in the interest of Global Balanced Fund's shareholders.

    A quorum for the transaction of business at the Meeting is constituted by the presence in person or by proxy of holders of a majority of the outstanding shares of Global Balanced Fund entitled to vote at the Meeting. If a proxy is properly executed and returned accompanied by instructions to withhold authority ("non-vote"), or is marked with an abstention, the shares represented thereby will be considered to be present at the Meeting for determining the existence of a quorum for the transaction of business. Approval of the Reorganization requires the affirmative vote of a majority of Global Balanced Fund's shares represented in person or by proxy and entitled to vote at the Meeting. The shares represented by a proxy that constitutes a non-vote or an abstention will be considered present at the Meeting for purposes of determining a quorum for the transaction of business but, not being cast in favor, will have the effect of a vote against approval of the Reorganization. Approval of the Reorganization by the shareholders of International Equity Portfolio is not necessary.


                                SECURITY OWNERSHIP OF
                         CERTAIN SHAREHOLDERS AND MANAGEMENT

    On June 30, 1997, the record date for the Meeting, the Trustees and officers of SunAmerica Equity Funds as a group owned less than 1% of the outstanding shares of Global Balanced Fund. To the best knowledge of SunAmerica Equity Funds, as of the record date, no person[, except as set forth in the table below,] owned beneficially or of record 5% or more of Global Balanced Fund's outstanding shares.

    On the record date, the Directors and officers of Style Select Series as a group owned less than 1% of the outstanding shares of International Equity Portfolio. To the best knowledge of Style Select Series, as of the record date, no person[, except as set forth in the table below,] owned beneficially or of record 5% or more of the outstanding shares of International Equity Portfolio.



     Name and          Number of
    Address of       Shares owned of     Percent Owned        Number of
    Record or          Record and        of Record and     Shares Owned of     Percent Owned
Beneficial Owner      Beneficially        Beneficially      Record Only        Of Record Only
----------------     ---------------     -------------    --------------      ---------------



                                    OTHER MATTERS

    The Board of Trustees of SunAmerica Equity Funds knows of no other matters that may come before the Meeting. If any such matters should properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment.

                                SHAREHOLDER PROPOSALS

    It is the present intention of the Board of Directors/Trustees of each Fund not to hold annual meetings of shareholders unless the election of Directors/Trustees is required under the 1940 Act nor to hold special meetings of shareholders unless required by the 1940 Act or state law.

    A shareholder proposal intended to be presented at any subsequent meeting of the shareholders of Global Balanced Fund must be received by SunAmerica Equity Funds a reasonable time before the Trustees' solicitation relating to such meeting is made in order to be included in Global Balanced Fund's proxy statement and form of proxy relating to that meeting. The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in the proxy statement because certain rules under the federal securities laws must be complied with before the inclusion of the proposal is required. In the event that the Reorganization is approved at this Meeting, it is not expected that there will be any future shareholder meetings of Global Balanced Fund.


    PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY. NO POSTAGE IS REQUIRED ON THE ENCLOSED ENVELOPE IF MAILED IN THE UNITED STATES.

                                By Order of the Board of Trustees



                                Robert M. Zakem
                                SECRETARY


New York, NY
              , 1997
------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JULY 2, 1997


                          Acquisition of the Assets of
                         SUNAMERICA GLOBAL BALANCED FUND
                                   A SERIES OF
                             SUNAMERICA EQUITY FUNDS
                              The SunAmerica Center
                                733 Third Avenue
                         New York, New York  10017-3204
                                  800-858-8850

              By and in exchange for Class A and Class B Shares of

                         INTERNATIONAL EQUITY PORTFOLIO
                                   A SERIES OF
                             STYLE SELECT SERIES-SM-
                              The SunAmerica Center
                                733 Third Avenue
                         New York, New York  10017-3204
                                  800-858-8850


          This Statement of Additional Information dated July 2, 1997 is not a prospectus. A Prospectus and Proxy Statement dated July 2, 1997 related to the above-referenced matter may be obtained from Style Select Series-SM-, The
SunAmerica Center, 733 Third Avenue, New York, New York  10017-3204.   This
Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.

                                TABLE OF CONTENTS

1.   Statement of Additional Information of Style Select Series dated May 30,
     1997.

2. Statement of Additional Information of SunAmerica Equity Funds dated January 30, 1997.

3.   Annual Report of SunAmerica Equity Funds for the year ended September 30,
     1996.

4. Semi-Annual Report of SunAmerica Equity Funds for the period ended March 31, 1997.

5.   Pro Forma Statement of Assets and Liabilities.

ADDITIONAL INFORMATION ABOUT STYLE SELECT SERIES, INC. AND SUNAMERICA EQUITY
FUNDS

     The Statement of Additional Information of Style Select Series dated May 30, 1997 is attached hereto and incorporated herein by reference.

     The Statement of Additional Information of SunAmerica Equity Funds dated January 30, 1997 is attached hereto and incorporated herein by reference.

     The Annual Report of SunAmerica Equity Funds dated September 30, 1996, is attached hereto and incorporated herein by reference.

     The Semi-Annual Report of SunAmerica Equity Funds dated March 31, 1997, is attached hereto and incorporated herein by reference.

     Pro forma financial statements of International Equity Portfolio and Global Balanced Fund as of April 30, 1997 are attached hereto and incorporated herein by reference.

                             STYLE SELECT SERIES

                     Statement of Additional Information
                              dated May 30, 1997


The SunAmerica Center                                  General Marketing and
733 Third Avenue                                       Shareholder Information
New York, NY  10017-3204                               (800) 858-8850


         Style Select Series, Inc. (the "Fund") is a mutual fund consisting of four different investment portfolios: the Aggressive Growth Portfolio, the Mid-Cap Growth Portfolio, the Value Portfolio and the International Equity Portfolio (each, a "Portfolio"). Each Portfolio is managed by SunAmerica Asset Management Corp. ("SunAmerica"). The assets of each Portfolio are normally allocated among at least three investment advisers (each, an "Adviser"), each of which will be independently responsible for advising its respective portion of the Portfolio's assets. The Advisers may include SunAmerica, and otherwise will consist of professional investment advisers selected by SunAmerica subject to the review and approval of the Fund's Board of Directors. In choosing Advisers, SunAmerica will seek to obtain, within each Portfolio's overall objective, several separate and distinct investment styles.

         This Statement of Additional Information is not a Prospectus, but should be read in conjunction with the Fund's Prospectus dated May 30, 1997. To obtain a Prospectus, please call the Fund at (800) 858-8850. Capitalized terms used herein but not defined have the meanings assigned to them in the Prospectus.


                                TABLE OF CONTENTS
                                                                        Page
The Fund ................................................................B-2
Investment Objectives and Policies.......................................B-2
Portfolio Turnover......................................................B-29
Investment Restrictions................................................ B-30
Directors and Officers..................................................B-32
Advisers, Distributor and Administrator.................................B-36
Portfolio Transactions and Brokerage....................................B-41
Additional Information Regarding Purchase of Shares.....................B-42
Additional Information Regarding Redemption of Shares...................B-47
Determination of Net Asset Value........................................B-47
Performance Data........................................................B-49
Dividends, Distributions and Taxes......................................B-53
Retirement Plans........................................................B-57
Description of Shares...................................................B-58
Additional Information..................................................B-59
Financial Statements....................................................B-60
Appendix................................................................B-61



         No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this Statement of Additional Information or in the Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund, SunAmerica, any Adviser or the Distributor. This Statement of Additional Information and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such an offer to sell or solicitation of an offer to buy may not lawfully be made.

                                   THE FUND

         The Fund, organized as a Maryland corporation on July 3, 1996, is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund consists of four Portfolios, each consisting of Class A, Class B, Class C and Class Z shares. Only Class A, Class B and Class C Shares are currently being offered to the public.

                      INVESTMENT OBJECTIVES AND POLICIES

         The investment objective and policies of each of the Portfolios are described in the Fund's Prospectus. Certain types of securities in which the Portfolios may invest and certain investment practices which the Portfolios may employ, which are described under "Investment Techniques and Risk Factors" in the Prospectus, are discussed more fully below.

         Warrants. A Portfolio may invest in warrants which give the holder of the warrant a right to purchase a given number of shares of a particular issue at a specified price until expiration. Such investments generally can provide a greater potential for profit or loss than investments of equivalent amounts in the underlying common stock. The prices of warrants do not necessarily move with the prices of the underlying securities. If the holder does not sell the warrant, he risks the loss of his entire investment if the market price of the underlying stock does not, before the expiration date, exceed the exercise price of the warrant plus the cost thereof. Investment in warrants is a speculative activity. Warrants pay no dividends and confer no rights (other than the right to purchase the underlying stock) with respect to the assets of the issuer.

         Investment in Small, Unseasoned Companies. As described in the Prospectus, each Portfolio may invest in the securities of small companies having market capitalizations under $1 billion. These securities may have a limited trading market, which may adversely affect their disposition and can result in their being priced lower than might otherwise be the case. If other investment companies and investors who invest in such issuers trade the same securities when a Portfolio attempts to dispose of its holdings, the Portfolio may receive lower prices than might otherwise be obtained.

         Companies with market capitalization of $1 billion to $5 billion ("Mid-Cap Companies") may also suffer more significant losses as well as realize more substantial growth than larger, more established issuers. Thus, investments in such companies tend to be more volatile and somewhat speculative.

         Foreign Securities. Investments in foreign securities offer potential benefits not available from investments solely in securities of domestic issuers by offering the opportunity to invest in foreign issuers that appear to offer growth potential, or in foreign countries with economic policies or business cycles different from those of the U.S., or to reduce fluctuations in portfolio value by taking advantage of foreign stock markets that do not move in a manner parallel to U.S. markets.

         Each Portfolio may invest in securities of foreign issuers in the form of American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), Global Depositary Receipts (GDRs) or other similar securities convertible into securities of foreign issuers. ADRs are securities, typically issued by a U.S. financial institution, that evidence ownership interests in a security or a pool of securities issued by a foreign issuer and deposited with the depository. ADRs may be sponsored or unsponsored. A sponsored ADR is issued by a depository which has an exclusive relationship with the issuer of the underlying security. An unsponsored ADR may be issued by any number of U.S. depositories. Holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR. The depository of an unsponsored ADR is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through to the holders of the unsponsored ADR voting rights with respect to the deposited securities or pool of securities. A Portfolio may invest in either type of ADR. Although the U.S. investor holds a substitute receipt of ownership rather than direct stock certificates, the use of the depository receipts in the United States can reduce costs and delays as well as potential currency exchange and other difficulties. The Portfolio may purchase securities in local markets and direct delivery of these ordinary shares to the local depository of an ADR agent bank in the foreign country. Simultaneously, the ADR agents create a certificate which settles at the Fund's custodian in three days. The Portfolio may also execute trades on the U.S. markets using existing ADRs. A foreign issuer of the security underlying an ADR is generally not subject to the same reporting requirements in the United States as a domestic issuer. Accordingly the information available to a U.S. investor will be limited to the information the foreign issuer is required to disclose in its own country and the market value of an ADR may not reflect undisclosed material information concerning the issuer of the underlying security. For purposes of a Portfolio's investment policies, the Portfolio's investments in these types of securities will be deemed to be investments in the underlying securities. Generally ADRs, in registered form, are dollar denominated securities designed for use in the U.S. securities markets, which represent and may be converted into the underlying foreign security. EDRs, in bearer form, are designed for use in the European securities markets.


         Investments in foreign securities, including securities of developing countries, present special additional investment risks and considerations not typically associated with investments in domestic securities, including reduction of income by foreign taxes; fluctuation in value of foreign portfolio investments due to changes in currency rates and control regulations (e.g., currency blockage); transaction charges for currency exchange; lack of public information about foreign issuers; lack of uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic issuers; less volume on foreign exchanges than on U.S. exchanges; greater volatility and less liquidity on foreign markets than in the U.S.; less regulation of foreign issuers, stock exchanges and brokers than the U.S.; greater difficulties in commencing lawsuits; higher brokerage commission rates than the U.S.; increased possibilities in some countries of expropriation, confiscatory taxation, political, financial or social instability or adverse diplomatic developments; and differences (which may be favorable or unfavorable) between the U.S. economy and foreign economies.

         Passive Foreign Investment Companies ("PFICs"). The Aggressive Growth Portfolio and International Equity Portfolio may invest in PFICs, which are any foreign corporations which generate certain amounts of passive income or hold certain amounts of assets for the production of passive income. Passive income includes dividends, interest, royalties, rents and annuities. To the extent that a Portfolio invests in PFICs, income tax regulations may require the Portfolio to recognize income associated with the PFIC prior to the actual receipt of any such income.


         U.S. Government Securities. A Portfolio may invest in U.S. Treasury securities, including bills, notes, bonds and other debt securities issued by the U.S. Treasury. These instruments are direct obligations of the U.S. government and, as such, are backed by the "full faith and credit" of the United States. They differ primarily in their interest rates, the lengths of their maturities and the dates of their issuances. A Portfolio may also invest in securities issued by agencies of the U.S. government or instrumentalities of the U.S. government. These obligations, including those which are guaranteed by federal agencies or instrumentalities, may or may not be backed by the "full faith and credit" of the United States. Obligations of the Government National Mortgage Association ("GNMA"), the Farmers Home Administration and the Export-Import Bank are backed by the full faith and credit of the United States. In the case of securities not backed by the full faith and credit of the United States, a component must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the United States if the agency or instrumentality does not meet its commitments.


         A Portfolio may, in addition to the U.S. government securities noted above, invest in mortgage-backed securities (including private mortgage-backed securities), such as GNMA, FNMA or FHLMC certificates (as defined below), which represent an undivided ownership interest in a pool of mortgages. The mortgages backing these securities include conventional thirty-year fixed-rate mortgages, fifteen-year fixed-rate mortgages, graduated payment mortgages and adjustable rate mortgages. These certificates are in most cases pass-through instruments, through which the holder receives a share of all interest and principal payments, including prepayments, on the mortgages underlying the certificate, net of certain fees.

         The yield on mortgage-backed securities is based on the average expected life of the underlying pool of mortgage loans. The actual life of any particular pool will be shortened by any unscheduled or early payments of principal and interest. Principal prepayments generally result from the sale of the underlying property or the refinancing or foreclosure of underlying mortgages. The occurrence of prepayments is affected by a wide range of economic, demographic and social factors and, accordingly, it is not possible to predict accurately the average life of a particular pool. Yield on such pools is usually computed by using the historical record of prepayments for that pool, or, in the case of newly-issued mortgages, the prepayment history of similar pools. The actual prepayment experience of a pool of mortgage loans may cause the yield realized by the Portfolio to differ from the yield calculated on the basis of the expected average life of the pool.

         Prepayments tend to increase during periods of falling interest rates, while during periods of rising interest rates prepayments will most likely decline. When prevailing interest rates rise, the value of a pass-through security may decrease as does the value of other debt securities, but, when prevailing interest rates decline, the value of a pass-through security is not likely to rise on a comparable basis with other debt securities because of the prepayment feature of pass-through securities. The reinvestment of scheduled principal payments and unscheduled prepayments that the Portfolio receives may occur at higher or lower rates than the original investment, thus affecting the yield of the Portfolio. Monthly interest payments received by the Portfolio have a compounding effect which may increase the yield to shareholders more than debt obligations that pay interest semi-annually. Because of those factors, mortgage-backed securities may be less effective than U.S. Treasury bonds of similar maturity at maintaining yields during periods of declining interest rates. Accelerated prepayments adversely affect yields for pass-through securities purchased at a premium (i.e., at a price in excess of principal amount) and may involve additional risk of loss of principal because the premium may not have been fully amortized at the time the obligation is repaid. The opposite is true for pass-through securities purchased at a discount. A Portfolio may purchase mortgage-backed securities at a premium or at a discount.



         The following is a description of GNMA, FNMA and FHLMC certificates, the most widely available mortgage-backed securities:

         GNMA Certificates. GNMA Certificates are mortgage-backed securities which evidence an undivided interest in a pool or pools of mortgages. GNMA Certificates that a Portfolio may purchase are the modified pass-through type, which entitle the holder to receive timely payment of all interest and principal payments due on the mortgage pool, net of fees paid to the issuer and GNMA, regardless of whether or not the mortgagor actually makes the payment.

         GNMA guarantees the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration or the Farmers' Home Administration, or guaranteed by the Veterans Administration. The GNMA guarantee is authorized by the National Housing Act and is backed by the full faith and credit of the United States. The GNMA is also empowered to borrow without limitation from the U.S. Treasury if necessary to make any payments required under its guarantee.

         The average life of a GNMA Certificate is likely to be substantially shorter than the original maturity of the mortgages underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosure will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk to principal investment because of the GNMA guarantee, except to the extent that a Portfolio has purchased the certificates at a premium in the secondary market.

         FHLMC Certificates. The Federal Home Loan Mortgage Corporation ("FHLMC") issues two types of mortgage pass-through securities: mortgage participation certificates ("PCS") and guaranteed mortgage certificates ("GMCs") (collectively, "FHLMC Certificates"). PCS resemble GNMA Certificates in that each PC represents a pro rata share of all interest and principal payments made and owed on the underlying pool. The FHLMC guarantees timely monthly payment of interest (and, under certain circumstances, principal) of PCS and the ultimate payment of principal.

         GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semi-annually and return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years. The FHLMC guarantee is not backed by the full faith and credit of the U.S. Government.


         FNMA Certificates. The Federal National Mortgage Association ("FNMA") issues guaranteed mortgage pass-through certificates ("FNMA Certificates"). FNMA Certificates represent a pro rata share of all interest and principal payments made and owed on the underlying pool. FNMA guarantees timely payment of interest and principal on FNMA Certificates. The FNMA guarantee is not backed by the full faith and credit of the U.S. Government.


         Conventional mortgage pass-through securities ("Conventional Mortgage Pass-Throughs") represent participation interests in pools of mortgage loans that are issued by trusts formed by originators of the institutional investors in mortgage loans (or represent custodial arrangements administered by such institutions). These originators and institutions include commercial banks, savings and loans associations, credit unions, savings banks, insurance companies, investment banks or special purpose subsidiaries of the foregoing. For federal income tax purposes, such trusts are generally treated as grantor trusts or REMICs and, in either case, are generally not subject to any significant amount of federal income tax at the entity level.

         The mortgage pools underlying Conventional Mortgage Pass-Throughs consist of conventional mortgage loans evidenced by promissory notes secured by first mortgages or first deeds of trust or other similar security instruments creating a first lien on residential or mixed residential and commercial properties. Conventional Mortgage Pass-Throughs (whether fixed or adjustable rate) provide for monthly payments that are a "pass-through" of the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees or other amount paid to any guarantor, administrator and/or servicer of the underlying mortgage loans. A trust fund with respect to which a REMIC election has been made may include regular interests in other REMICs which in turn will ultimately evidence interests in mortgage loans.

         Conventional mortgage pools generally offer a higher rate of interest than government and government-related pools because of the absence of any direct or indirect government or agency payment guarantees. However, timely payment of interest and principal of mortgage loans in these pools may be supported by various forms of insurance or guarantees, including individual loans, title, pool and hazard insurance and letters of credit. The insurance and guarantees may be issued by private insurers and mortgage poolers. Although the market for such securities is becoming increasingly liquid, mortgage-related securities issued by private organizations may not be readily marketable.

         Another type of mortgage-backed security in which each Portfolio may invest is a collateralized mortgage obligation ("CMO"). CMOs are fully collateralized bonds which are the general obligations of the issuer thereof (e.g., the U.S. government, a U.S. government instrumentality, or a private issuer). Such bonds generally are secured by an assignment to a trustee (under the indenture pursuant to which the bonds are issued) of collateral consisting of a pool of mortgages. Payments with respect to the underlying mortgages generally are made to the trustee under the indenture. Payments of principal and interest on the underlying mortgages are not passed through to the holders of the CMOs as such (i.e., the character of payments of principal and interest is not passed through, and therefore payments to holders of CMOs attributable to interest paid and principal repaid on the underlying mortgages do not necessarily constitute income and return of capital, respectively, to such holders), but such payments are dedicated to payment of interest on and repayment of principal of the CMOs.

         Principal and interest on the underlying mortgage assets may be allocated among the several classes of CMOs in various ways. In certain structures (known as "sequential pay" CMOs), payments of principal, including any principal prepayments, on the mortgage assets generally are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made on any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full.

         Additional structures of CMOs include, among others, "parallel pay" CMOs. Parallel pay CMOs are those which are structured to apply principal payments and prepayments of the mortgage assets to two or more classes concurrently on a proportionate or disproportionate basis. These simultaneous payments are taken into account in calculating the final distribution date of each class.

         A wide variety of CMOs may be issued in the parallel pay or sequential pay structures. These securities include accrual certificates (also known as "Z-Bonds"), which only accrue interest at a specified rate until all other certificates having an earlier final distribution date have been retired and are converted thereafter to an interest-paying security, and planned amortization class ("PAC") certificates, which are parallel pay CMOs which generally require that specified amounts of principal be applied on each payment date to one or more classes of CMOs (the "PAC Certificates"), even though all other principal payments and prepayments of the mortgage assets are then required to be applied to one or more other classes of the certificates. The scheduled principal payments for the PAC Certificates generally have the highest priority on each payment date after interest due has been paid to all classes entitled to receive interest currently. Shortfalls, if any, are added to the amount payable on the next payment date. The PAC Certificate payment schedule is taken into account in calculating the final distribution date of each class of PAC. In order to create PAC tranches, one or more tranches generally must be created to absorb most of the volatility in the underlying mortgage assets. These tranches tend to have market prices and yields which are much more volatile than the PAC classes.

         Each Portfolio may also invest in stripped mortgage-backed securities. Stripped mortgage-backed securities are often structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. Stripped mortgage-backed securities have greater market volatility than other types of U.S. Government securities in which a component invests. A common type of stripped mortgage-backed security has one class receiving some of the interest and all or most of the principal (the "principal only" class) from the mortgage pool, while the other class will receive all or most of the interest (the "interest only" class). The yield to maturity on an interest only class is extremely sensitive not only to changes in prevailing interest rates, but also to the rate of principal payments, including principal prepayments, on the underlying pool of mortgage assets, and a rapid rate of principal payment may have a material adverse effect on a Portfolio's yield. While interest-only and principal-only securities are generally regarded as being illiquid, such securities may be deemed to be liquid if they can be disposed of promptly in the ordinary course of business at a value reasonably close to that used in the calculation of a Portfolio's net asset value per share. Only government interest only and principal only securities backed by fixed-rate mortgages and determined to be liquid under guidelines and standards established by the Directors may be considered liquid securities not subject to a Portfolio's limitation on investments in illiquid securities.


         Certain Risk Factors Relating to High-Yield Bonds. These bonds present certain risks which are discussed below:

                  Sensitivity to Interest Rate and Economic Changes - High-yield bonds are very sensitive to adverse economic changes and corporate developments. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress that would adversely affect their ability to service their principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. If the issuer of a bond defaults on its obligations to pay interest or principal or enters into bankruptcy proceedings, a Portfolio may incur losses or expenses in seeking recovery of amounts owed to it. In addition, periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of high-yield bonds and the Portfolio's net asset value.

                  Payment Expectations - High-yield bonds may contain redemption or call provisions. If an issuer exercises these provisions in a declining interest rate market, a Portfolio would have to replace the security with a lower yielding security, resulting in a decreased return for investors. Conversely, a high-yield bond's value will decrease in a rising interest rate market, as will the value of the Portfolio's assets. If the Portfolio experiences unexpected net redemptions, this may force it to sell high-yield bonds without regard to their investment merits, thereby decreasing the asset base upon which expenses can be spread and possibly reducing the Portfolio's rate of return.

                  Liquidity and Valuation - There may be little trading in the secondary market for particular bonds, which may affect adversely a Portfolio's ability to value accurately or dispose of such bonds. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high-yield bonds, especially in a thin market.

         Asset-Backed Securities. Each Portfolio may invest in asset-backed securities. These securities, issued by trusts and special purpose corporations, are backed by a pool of assets, such as credit card and automobile loan receivables, representing the obligations of a number of different parties.


          Asset-backed securities present certain risks. For instance, in the case of credit card receivables, these securities may not have the benefit of any security interest in the related collateral. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicer to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in all of the obligations backing such receivables. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

          Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. To lessen the effect of failures by obligors to make payments on underlying assets, the securities may contain elements of credit support which fall into two categories: (i) liquidity protection and (ii) protection against losses resulting from ultimate default by an obligor on the underlying assets. Liquidity protection refers to the provision of advances, generally by the entity administering the pool of assets, to ensure that the receipt of payments on the underlying pool occurs in a timely fashion. Protection against losses resulting from ultimate default ensures payment through insurance policies or letters of credit obtained by the issuer or sponsor from third parties. A Portfolio will not pay any additional or separate fees for credit support. The degree of credit support provided for each issue is generally based on historical information respecting the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated or failure of the credit support could adversely affect the return on an investment in such a security.

         Short-Term Debt Securities. As described in the Prospectus, in addition to its primary investments, a Portfolio may also invest in the following types of money market and short-term fixed-income securities:

                  Money Market Securities - Money Market securities may include securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, repurchase agreements, commercial paper, bankers' acceptances, time deposits and certificates of deposit.

                  Commercial Bank Obligations - Certificates of deposit (interest-bearing time deposits), bankers' acceptances (time drafts drawn on a commercial bank where the bank accepts an irrevocable obligation to pay at maturity) and documented discount notes (corporate promissory discount notes accompanied by a commercial bank guarantee to pay at maturity) representing direct or contingent obligations of commercial banks with total assets in excess of $1 billion, based on the latest published reports. A Portfolio may also invest in obligations issued by commercial banks with total assets of less than $1 billion if the principal amount of these obligations owned by the Portfolio is fully insured by the Federal Deposit Insurance Corporation ("FDIC").


                  Savings Association Obligations - Certificates of deposit (interest-bearing time deposits) issued by mutual savings banks or savings and loan associations with assets in excess of $1 billion and whose deposits are insured by the FDIC. A Portfolio may also invest in obligations issued by mutual savings banks or savings and loan associations with total assets of less than $1 billion if the principal amount of these obligations owned by the Portfolio is fully insured by the FDIC.


                  Commercial Paper - Short-term notes (up to 12 months) issued by corporations or governmental bodies. A Portfolio may only purchase commercial paper judged by the Adviser to be of suitable investment quality. This includes commercial paper that is (a) rated in the two highest categories by Standard & Poor's Corporation ("Standard & Poor's") and by Moody's Investors Service ("Moody's"), or (b) other commercial paper deemed on the basis of the issuer's creditworthiness to be of a quality appropriate for the Portfolio. See "Description of Commercial Paper and Bond Ratings" for a description of the ratings. A Portfolio will not purchase commercial paper described in (b) above if such paper would in the aggregate exceed 15% of its total assets after such purchase. The commercial paper in which a component may invest includes variable amount master demand notes. Variable amount master demand notes permit a Portfolio to invest varying amounts at fluctuating rates of interest pursuant to the agreement in the master note. These are direct lending obligations between the lender and borrower, they are generally not traded, and there is no secondary market. Such instruments are payable with accrued interest in whole or in part on demand. The amounts of the instruments are subject to daily fluctuations as the participants increase or decrease the extent of their participation. Investments in these instruments are limited to those that have a demand feature enabling the Portfolio unconditionally to receive the amount invested from the issuer upon seven or fewer days' notice. In connection with master demand note arrangements, the Adviser, subject to the direction of the Directors, monitors on an ongoing basis, the earning power, cash flow and other liquidity ratios of the borrower, and its ability to pay principal and interest on demand. The Adviser also considers the extent to which the variable amount master demand notes are backed by bank letters of credit. These notes generally are not rated by Moody's or Standard & Poor's and a Portfolio may invest in them only if it is determined that at the time of investment the notes are of comparable quality to the other commercial paper in which the Portfolio may invest. Master demand notes are considered to have a maturity equal to the repayment notice period unless the Adviser has reason to believe that the borrower could not make timely repayment upon demand.


                  Corporate Bonds and Notes - A Portfolio may purchase corporate obligations that mature or that may be redeemed in one year or less. These obligations originally may have been issued with maturities in excess of one year. A Portfolio may invest only in corporate bonds or notes of issuers having outstanding short-term securities rated in the top two rating categories by Standard & Poor's and Moody's. See "Description of Commercial Paper and Bond Ratings" for description of investment-grade ratings by Standard & Poor's and Moody's.

                  Government Securities - Debt securities maturing within one year of the date of purchase include adjustable-rate mortgage securities backed by GNMA, FNMA, FHLMC and other non-agency issuers. Although certain floating or variable rate obligations (securities whose coupon rate changes at least annually and generally more frequently) have maturities in excess of one year, they are also considered short-term debt securities. See "U.S. Government Securities".

         Repurchase Agreements. A Portfolio may enter into repurchase agreements with banks, brokers or securities dealers. In such agreements, the seller agrees to repurchase the security at a mutually agreed-upon time and price. The period of maturity is usually quite short, either overnight or a few days, although it may extend over a number of months. The repurchase price is in excess of the purchase price by an amount which reflects an agreed-upon rate of return effective for the period of time a Portfolio's money is invested in the security. Whenever a Portfolio enters into a repurchase agreement, it obtains collateral having a value equal to at least 102% of the repurchase price, including accrued interest. The instruments held as collateral are valued daily and if the value of the instruments declines, the Portfolio will require additional collateral. If the seller defaults and the value of the collateral securing the repurchase agreements declines, the Portfolio may incur a loss. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Portfolio may be delayed or limited. The Directors have established guidelines to be used by the Adviser in connection with transactions in repurchase agreements and will regularly monitor each Portfolio's use of repurchase agreements. A Portfolio will not invest in repurchase agreements maturing in more than seven days if the aggregate of such investments along with other illiquid securities exceeds 15% of the value of its net assets. However, there is no limit on the amount of a Portfolio's net assets that may be subject to repurchase agreements having a maturity of seven days or less for temporary defensive purposes.

         Hedging and Income Enhancement Strategies. Each Portfolio may write (i.e., sell) call options ("calls") on securities that are traded on U.S. and foreign securities exchanges and over-the-counter markets to enhance income through the receipt of premiums from expired calls and any net profits from closing purchase transactions. After writing such a covered call, up to 25% of a Portfolio's total assets may be subject to calls. All such calls written by a Portfolio must be

"covered" while the call is outstanding (i.e., the Portfolio must own the securities subject to the call or other securities acceptable for applicable escrow requirements). Calls on Futures (defined below) used to enhance income must be covered by deliverable securities or by liquid assets segregated to satisfy the Futures contract. If a call written by the Portfolio is exercised, the Portfolio forgoes any profit from any increase in the market price above the call price of the underlying investment on which the call was written.

         Primarily for hedging purposes, and from time to time for income enhancement, each Portfolio may use interest rate futures contracts, foreign currency futures contracts and stock and bond index futures contracts, including futures on U.S. government securities (together, "Futures"); forward contracts on foreign currencies ("Forward Contracts"); and call and put options on equity and debt securities, Futures, stock and bond indices and foreign currencies (all the foregoing referred to as "Hedging Instruments"). Hedging Instruments may be used to attempt to: (i) protect against possible declines in the market value of a Portfolio's portfolio resulting from downward trends in the equity and debt securities markets (generally due to a rise in interest rates); (ii) protect a Portfolio's unrealized gains in the value of its equity and debt securities which have appreciated; (iii) facilitate selling securities for investment reasons; (iv) establish a position in the equity and debt securities markets as a temporary substitute for purchasing particular equity and debt securities; or
(v) reduce the risk of adverse currency fluctuations.

         A Portfolio's strategy of hedging with Futures and options on Futures will be incidental to its activities in the underlying cash market. When hedging to attempt to protect against declines in the market value of the portfolio, to permit a Portfolio to retain unrealized gains in the value of portfolio securities which have appreciated, or to facilitate selling securities for investment reasons, a Portfolio could: (i) sell Futures; (ii) purchase puts on such Futures or securities; or (iii) write calls on securities held by it or on Futures. When hedging to attempt to protect against the possibility that portfolio securities are not fully included in a rise in value of the debt securities market, a Portfolio could: (i) purchase Futures, or (ii) purchase calls on such Futures or on securities. When hedging to protect against declines in the dollar value of a foreign currency-denominated security, a Portfolio could: (i) purchase puts on that foreign currency and on foreign currency Futures; (ii) write calls on that currency or on such Futures; or (iii) enter into Forward Contracts at a lower rate than the spot ("cash") rate. Additional information about the Hedging Instruments the Portfolio may use is provided below.

Options

         Options on Securities. As noted above, each Portfolio may write and purchase call and put options on equity and debt securities.

         When a Portfolio writes a call on a security it receives a premium and agrees to sell the underlying security to a purchaser of a corresponding call on the same security during the call period (usually not more than 9 months) at a fixed price (which may differ from the market price of the underlying security), regardless of market price changes during the call period. A Portfolio has retained the risk of loss should the price of the underlying security decline during the call period, which may be offset to some extent by the premium.

         To terminate its obligation on a call it has written, a Portfolio may purchase a corresponding call in a "closing purchase transaction." A profit or loss will be realized, depending upon whether the net of the amount of the option transaction costs and the premium received on the call written was more or less than the price of the call subsequently purchased. A profit may also be realized if the call expires unexercised, because a Portfolio retains the underlying security and the premium received. If a Portfolio could not effect a closing purchase transaction due to lack of a market, it would hold the callable securities until the call expired or was exercised.

         When a Portfolio purchases a call (other than in a closing purchase transaction), it pays a premium and has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price. A Portfolio benefits only if the call is sold at a profit or if, during the call period, the market price of the underlying investment is above the sum of the call price plus the transaction costs and the premium paid and the call is exercised. If the call is not exercised or sold (whether or not at a profit), it will become worthless at its expiration date and a Portfolio will lose its premium payment and the right to purchase the underlying investment.

         A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period. Writing a put covered by segregated liquid assets equal to the exercise price of the put has the same economic effect to a Portfolio as writing a covered call. The premium a Portfolio receives from writing a put option represents a profit as long as the price of the underlying investment remains above the exercise price. However, a Portfolio has also assumed the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even though the value of the investment may fall below the exercise price. If the put expires unexercised, a Portfolio (as the writer of the put) realizes a gain in the amount of the premium. If the put is exercised, a Portfolio must fulfill its obligation to purchase the underlying investment at the exercise price, which will usually exceed the market value of the investment at that time. In that case, a Portfolio may incur a loss, equal to the sum of the sale price of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs incurred.

         A Portfolio may effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent an underlying security from being put. Furthermore, effecting such a closing purchase transaction will permit a Portfolio to write another put option to the extent that the exercise price thereof is secured by the deposited assets, or to utilize the proceeds from the sale of such assets for other investments by the Portfolio. A Portfolio will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from writing the option.

         When a Portfolio purchases a put, it pays a premium and has the right to sell the underlying investment to a seller of a corresponding put on the same investment during the put period at a fixed exercise price. Buying a put on an investment a Portfolio owns enables the Portfolio to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling such underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and as a result the put is not exercised or resold, the put will become worthless at its expiration date, and the Portfolio will lose its premium payment and the right to sell the underlying investment pursuant to the put. The put may, however, be sold prior to expiration (whether or not at a profit).


         Buying a put on an investment a Portfolio does not own permits the Portfolio either to resell the put or buy the underlying investment and sell it at the exercise price. The resale price of the put will vary inversely with the price of the underlying investment. If the market price of the underlying investment is above the exercise price and as a result the put is not exercised, the put will become worthless on its expiration date. In the event of a decline in the stock market, a Portfolio could exercise or sell the put at a profit to attempt to offset some or all of its loss on its portfolio securities.


         When writing put options on securities, to secure its obligation to pay for the underlying security, a Portfolio will deposit in escrow liquid assets with a value equal to or greater than the exercise price of the underlying securities. A Portfolio therefore forgoes the opportunity of investing the segregated assets or writing calls against those assets. As long as the obligation of a Portfolio as the put writer continues, it may be assigned an exercise notice by the broker-dealer through whom such option was sold, requiring a Portfolio to take delivery of the underlying security against payment of the exercise price. A Portfolio has no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put. This obligation terminates upon expiration of the put, or such earlier time at which a Portfolio effects a closing purchase transaction by purchasing a put of the same series as that previously sold. Once a Portfolio has been assigned an exercise notice, it is thereafter not allowed to effect a closing purchase transaction.

         Options on Foreign Currencies. Each Portfolio may write and purchase puts and calls on foreign currencies. A call written on a foreign currency by a Portfolio is "covered" if the Portfolio owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A put option is "covered" if the Portfolio deposits with its custodian cash or liquid securities with a value at least equal to the exercise price of the put option. A call written by a Portfolio on a foreign currency is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a decline in the U.S. dollar value of a security which the Portfolio owns or has the right to acquire and which is denominated in the currency underlying the option due to an adverse change in the exchange rate. In such circumstances, a Portfolio collateralizes the option by maintaining in a segregated account with the Fund's custodian cash or liquid securities in an amount not less than the value of the underlying foreign currency in U.S. dollars marked-to-market daily.

         Options on Securities Indices. As noted above, each Portfolio may write and purchase call and put options on securities indices. Puts and calls on broadly-based securities indices are similar to puts and calls on securities except that all settlements are in cash and gain or loss depends on changes in the index in question (and thus on price movements in the securities market generally) rather than on price movements in individual securities or Futures. When a Portfolio buys a call on a securities index, it pays a premium. During the call period, upon exercise of a call by a Portfolio, a seller of a corresponding call on the same investment will pay the Portfolio an amount of cash to settle the call if the closing level of the securities index upon which the call is based is greater than the exercise price of the call. That cash payment is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple (the "multiplier") which determines the total dollar value for each point of difference. When a Portfolio buys a put on a securities index, it pays a premium and has the right during the put period to require a seller of a corresponding put, upon the Portfolio's exercise of its put, to deliver to the Portfolio an amount of cash to settle the put if the closing level of the securities index upon which the put is based is less than the exercise price of the put. That cash payment is determined by the multiplier, in the same manner as described above as to calls.

Futures and Options on Futures

         Futures. Upon entering into a Futures transaction, a Portfolio will be required to deposit an initial margin payment with the futures commission merchant (the "futures broker"). The initial margin will be deposited with the Fund's custodian in an account registered in the futures broker's name; however the futures broker can gain access to that account only under specified conditions. As the Future is marked-to-market to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker on a daily basis. Prior to expiration of the Future, if a Portfolio elects to close out its position by taking an opposite position, a final determination of variation margin is made, additional cash is required to be paid by or released to the Portfolio, and any loss or gain is realized for tax purposes. All Futures transactions are effected through a clearinghouse associated with the exchange on which the Futures are traded.

         Interest rate futures contracts are purchased or sold for hedging purposes to attempt to protect against the effects of interest rate changes on a Portfolio's current or intended investments in fixed-income securities. For example, if a Portfolio owned long-term bonds and interest rates were expected to increase, that Portfolio might sell interest rate futures contracts. Such a sale would have much the same effect as selling some of the long-term bonds in that Portfolio's portfolio. However, since the Futures market is more liquid than the cash market, the use of interest rate futures contracts as a hedging technique allows a Portfolio to hedge its interest rate risk without having to sell its portfolio securities. If interest rates did increase, the value of the debt securities in the portfolio would decline, but the value of that Portfolio's interest rate futures contracts would be expected to increase at approximately the same rate, thereby keeping the net asset value of that Portfolio from declining as much as it otherwise would have. On the other hand, if interest rates were expected to decline, interest rate futures contracts may be purchased to hedge in anticipation of subsequent purchases of long-term bonds at higher prices. Since the fluctuations in the value of the interest rate futures contracts should be similar to that of long-term bonds, a Portfolio could protect itself against the effects of the anticipated rise in the value of long-term bonds without actually buying them until the necessary cash became available or the market had stabilized. At that time, the interest rate futures contracts could be liquidated and that Portfolio's cash reserves could then be used to buy long-term bonds on the cash market.

         Purchases or sales of stock or bond index futures contracts are used for hedging purposes to attempt to protect a Portfolio's current or intended investments from broad fluctuations in stock or bond prices. For example, a Portfolio may sell stock or bond index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of the Portfolio's securities portfolio that might otherwise result. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the Futures position. When a Portfolio is not fully invested in the securities market and anticipates a significant market advance, it may purchase stock or bond index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that the Portfolio intends to purchase. As such purchases are made, the corresponding positions in stock or bond index futures contracts will be closed out.

         As noted above, each Portfolio may purchase and sell foreign currency futures contracts for hedging or income enhancement purposes to attempt to protect its current or intended investments from fluctuations in currency exchange rates. Such fluctuations could reduce the dollar value of portfolio securities denominated in foreign currencies, or increase the cost of foreign-denominated securities to be acquired, even if the value of such securities in the currencies in which they are denominated remains constant. Each Portfolio may sell futures contracts on a foreign currency, for example, when it holds securities denominated in such currency and it anticipates a decline in the value of such currency relative to the dollar. In the event such decline occurs, the resulting adverse effect on the value of foreign-denominated securities may be offset, in whole or in part, by gains on the Futures contracts. However, if the value of the foreign currency increases relative to the dollar, the Portfolio's loss on the foreign currency futures contract may or may not be offset by an increase in the value of the securities since a decline in the price of the security stated in terms of the foreign currency may be greater than the increase in value as a result of the change in exchange rates.

         Conversely, each Portfolio could protect against a rise in the dollar cost of foreign-denominated securities to be acquired by purchasing Futures contracts on the relevant currency, which could offset, in whole or in part, the increased cost of such securities resulting from a rise in the dollar value of the underlying currencies. When a Portfolio purchases futures contracts under such circumstances, however, and the price of securities to be acquired instead declines as a result of appreciation of the dollar, the Portfolio will sustain losses on its futures position which could reduce or eliminate the benefits of the reduced cost of portfolio securities to be acquired.

         Options on Futures. As noted above, the Portfolio may purchase and write options on interest rate futures contracts, stock and bond index futures contracts, forward contracts and foreign currency futures contracts. (Unless otherwise specified, options on interest rate futures contracts, options on stock and bond index futures contracts and options on foreign currency futures contracts are collectively referred to as "Options on Futures.")


         The writing of a call option on a Futures contract constitutes a partial hedge against declining prices of the securities in the portfolio. If the Futures price at expiration of the option is below the exercise price, the Portfolio will retain the full amount of the option premium, which provides a partial hedge against any decline that may have occurred in the portfolio holdings. The writing of a put option on a Futures contract constitutes a partial hedge against increasing prices of the securities or other instruments required to be delivered under the terms of the Futures contract. If the Futures price at expiration of the put option is higher than the exercise price, a Portfolio will retain the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the Portfolio intends to purchase. If a put or call option a Portfolio has written is exercised, the Portfolio will incur a loss which will be reduced by the amount of the premium it receives. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its Options on Futures positions, a Portfolio's losses from exercised Options on Futures may to some extent be reduced or increased by changes in the value of portfolio securities.

         A Portfolio may purchase Options on Futures for hedging purposes, instead of purchasing or selling the underlying Futures contract. For example, where a decrease in the value of portfolio securities is anticipated as a result of a projected market-wide decline or changes in interest or exchange rates, a Portfolio could, in lieu of selling a Futures contract, purchase put options thereon. In the event that such decrease occurs, it may be offset, in whole or part, by a profit on the option. If the market decline does not occur, the Portfolio will suffer a loss equal to the price of the put. Where it is projected that the value of securities to be acquired by a Portfolio will increase prior to acquisition, due to a market advance or changes in interest or exchange rates, a Portfolio could purchase call Options on Futures, rather than purchasing the underlying Futures contract. If the market advances, the increased cost of securities to be purchased may be offset by a profit on the call. However, if the market declines, the Portfolio will suffer a loss equal to the price of the call but the securities which the Portfolio intends to purchase may be less expensive.

Forward Contracts

         A Forward Contract involves bilateral obligations of one party to purchase, and another party to sell, a specific currency at a future date (which may be any fixed number of days from the date of the contract agreed upon by the parties), at a price set at the time the contract is entered into. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. No price is paid or received upon the purchase or sale of a Forward Contract.

         A Portfolio may use Forward Contracts to protect against uncertainty in the level of future exchange rates. The use of Forward Contracts does not eliminate fluctuations in the prices of the underlying securities a Portfolio owns or intends to acquire, but it does fix a rate of exchange in advance. In addition, although Forward Contracts limit the risk of loss due to a decline in the value of the hedged currencies, at the same time they limit any potential gain that might result should the value of the currencies increase.


         A Portfolio may enter into Forward Contracts with respect to specific transactions. For example, when a Portfolio enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when a Portfolio anticipates receipt of dividend payments in a foreign currency, the Portfolio may desire to "lock-in" the U.S. dollar price of the security or the U.S. dollar equivalent of such payment by entering into a Forward Contract, for a fixed amount of U.S. dollars per unit of foreign currency, for the purchase or sale of the amount of foreign currency involved in the underlying transaction. A Portfolio will thereby be able to protect itself against a possible loss resulting from an adverse change in the relationship between the currency exchange rates during the period between the date on which the security is purchased or sold, or on which the payment is declared, and the date on which such payments are made or received.

         A Portfolio may also use Forward Contracts to lock in the U.S. dollar value of portfolio positions ("position hedge"). In a position hedge, for example, when a Portfolio believes that foreign currency may suffer a substantial decline against the U.S. dollar, it may enter into a Forward Contract to sell an amount of that foreign currency approximating the value of some or all of the portfolio securities denominated in such foreign currency, or when a Portfolio believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it may enter into a Forward Contract to buy that foreign currency for a fixed dollar amount. In this situation a Portfolio may, in the alternative, enter into a Forward Contract to sell a different foreign currency for a fixed U.S. dollar amount where the Portfolio believes that the U.S. dollar value of the currency to be sold pursuant to the forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Portfolio are denominated ("cross-hedged"). A Portfolio may also hedge investments denominated in a foreign currency by entering into forward currency contracts with respect to a foreign currency that is expected to correlate to the currency in which the investments are denominated ("proxy hedging").

         The Portfolio will cover outstanding forward currency contracts by maintaining liquid portfolio securities denominated in the currency underlying the forward contract or the currency being hedged. To the extent that a Portfolio is not able to cover its forward currency positions with underlying portfolio securities, the Fund's custodian will place cash or liquid securities in a separate account of the Portfolio having a value equal to the aggregate amount of the Portfolio's commitments under Forward Contracts entered into with respect to position hedges and cross-hedges. If the value of the securities placed in a separate account declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of the Portfolio's commitments with respect to such contracts. As an alternative to maintaining all or part of the separate account, a Portfolio may purchase a call option permitting the Portfolio to purchase the amount of foreign currency being hedged by a forward sale contract at a price no higher than the Forward Contract price or the Portfolio may purchase a put option permitting the Portfolio to sell the amount of foreign currency subject to a forward purchase contract at a price as high or higher than the Forward Contract price. Unanticipated changes in currency prices may result in poorer overall performance for a Portfolio than if it had not entered into such contracts.


         The precise matching of the Forward Contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of these securities between the date the Forward Contract is entered into and the date it is sold. Accordingly, it may be necessary for a Portfolio to purchase additional foreign currency on the spot (i.e., cash) market (and bear the expense of such purchase), if the market value of the security is less than the amount of foreign currency a Portfolio is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency a Portfolio is obligated to deliver. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Forward Contracts involve the risk that anticipated currency movements will not be accurately predicted, causing a Portfolio to sustain losses on these contracts and transactions costs.

         At or before the maturity of a Forward Contract requiring a Portfolio to sell a currency, the Portfolio may either sell a portfolio security and use the sale proceeds to make delivery of the currency or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Portfolio will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, a Portfolio may close out a Forward Contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. A Portfolio would realize a gain or loss as a result of entering into such an offsetting Forward Contract under either circumstance to the extent the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

         The cost to a Portfolio of engaging in Forward Contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because Forward Contracts are usually entered into on a principal basis, no fees or commissions are involved. Because such contracts are not traded on an exchange, a Portfolio must evaluate the credit and performance risk of each particular counterparty under a Forward Contract.

         Although a Portfolio values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. A Portfolio may convert foreign currency from time to time, and investors should be aware of the costs of currency conversion. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies.

Thus, a dealer may offer to sell a foreign currency to a Portfolio at one rate, while offering a lesser rate of exchange should the Portfolio desire to resell that currency to the dealer.


Additional Information About Hedging Instruments and Their Use

         The Fund's custodian, or a securities depository acting for the custodian, will act as the Portfolios' escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the securities on which the Portfolio has written options or as to other acceptable escrow securities, so that no margin will be required for such transaction. OCC will release the securities on the expiration of the option or upon a Portfolio's entering into a closing transaction.

         An option position may be closed out only on a market which provides secondary trading for options of the same series and there is no assurance that a liquid secondary market will exist for any particular option. A Portfolio's option activities may affect its turnover rate and brokerage commissions. The exercise by a Portfolio of puts on securities will cause the sale of related investments, increasing portfolio turnover. Although such exercise is within a Portfolio's control, holding a put might cause the Portfolio to sell the related investments for reasons which would not exist in the absence of the put. A Portfolio will pay a brokerage commission each time it buys a put or call, sells a call, or buys or sells an underlying investment in connection with the exercise of a put or call. Such commissions may be higher than those which would apply to direct purchases or sales of such underlying investments. Premiums paid for options are small in relation to the market value of the related investments, and consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in a Portfolio's net asset value being more sensitive to changes in the value of the underlying investments.

         In the future, each Portfolio may employ Hedging Instruments and strategies that are not presently contemplated but which may be developed, to the extent such investment methods are consistent with a Portfolio's investment objectives, legally permissible and adequately disclosed.


Regulatory Aspects of Hedging Instruments

         Each Portfolio must operate within certain restrictions as to its long and short positions in Futures and options thereon under a rule (the "CFTC Rule") adopted by the Commodity Futures Trading Commission (the "CFTC") under the Commodity Exchange Act (the "CEA"), which excludes the Portfolio from registration with the CFTC as a "commodity pool operator" (as defined in the CEA) if it complies with the CFTC Rule. In particular, the Portfolio may (i) purchase and sell Futures and options thereon for bona fide hedging purposes, as defined under CFTC regulations, without regard to the percentage of the Portfolio's assets committed to margin and option premiums, and (ii) enter into non-hedging transactions, provided that the Portfolio may not enter into such non-hedging transactions if, immediately thereafter, the sum of the amount of initial margin deposits on the Portfolio's existing Futures positions and option premiums would exceed 5% of the fair value of its portfolio, after taking into account unrealized profits and unrealized losses on any such transactions. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

         Transactions in options by a Portfolio are subject to limitations established by each of the exchanges governing the maximum number of options which may be written or held by a single investor or group of investors acting in concert, regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more exchanges or brokers. Thus, the number of options which a Portfolio may write or hold may be affected by options written or held by other entities, including other investment companies having the same or an affiliated investment adviser. Position limits also apply to Futures. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions. Due to requirements under the 1940 Act, when a Portfolio purchases a Future, the Portfolio will maintain, in a segregated account or accounts with its custodian bank, cash or liquid securities in an amount equal to the market value of the securities underlying such Future, less the margin deposit applicable to it.

Tax Aspects of Hedging Instruments

         Each Portfolio intends to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). One of the tests for such qualification is that less than 30% of its gross income must be derived from gains realized on the sale of stock, securities and certain financial instruments held for less than three months. This limitation may limit the ability of a Portfolio to engage in options transactions and, in general, to hedge investment risk or close out a hedge position.

Possible Risk Factors in Hedging


         In addition to the risks discussed in the Prospectus and above, there is a risk in using short hedging by selling Futures to attempt to protect against decline in value of the portfolio securities (due to an increase in interest rates) that the prices of such Futures will correlate imperfectly with the behavior of the cash (i.e., market value) prices of the Portfolio's securities. The ordinary spreads between prices in the cash and Futures markets are subject to distortions due to differences in the natures of those markets. First, all participants in the Futures markets are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close Futures contracts through offsetting transactions which could distort the normal relationship between the cash and Futures markets. Second, the liquidity of the Futures markets depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the Futures markets could be reduced, thus producing distortion. Third, from the point-of-view of speculators, the deposit requirements in the Futures markets are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the Futures markets may cause temporary price distortions.

         If a Portfolio uses Hedging Instruments to establish a position in the debt securities markets as a temporary substitute for the purchase of individual debt securities (long hedging) by buying Futures and/or calls on such Futures or on debt securities, it is possible that the market may decline; if the Adviser then determines not to invest in such securities at that time because of concerns as to possible further market decline or for other reasons, the Portfolio will realize a loss on the Hedging Instruments that is not offset by a reduction in the price of the debt securities purchased.


         Illiquid and Restricted Securities. No more than 15% of the value of a Portfolio's net assets, determined as of the date of purchase, may be invested in illiquid securities including repurchase agreements which have a maturity of longer than seven days, interest-rate swaps, currency swaps, caps, floors and collars, or in other securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale. Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), securities which are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Repurchase agreements subject to demand are deemed to have a maturity equal to the notice period. Securities which have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund might also have to register such restricted securities in order to dispose of them, resulting in additional expense and delay. There will generally be a lapse of time between a mutual fund's decision to sell an unregistered security and the registration of such security promoting sale. Adverse market conditions could impede a public offering of such securities. When purchasing unregistered securities, each of the Portfolios will seek to obtain the right of registration at the expense of the issuer (except in the case of Rule 144A securities).

         In recent years, a large institutional market has developed for certain securities that are not registered under the Securities Act, including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

         Restricted securities eligible for resale pursuant to Rule 144A under the Securities Act for which there is a readily available market may be deemed to be liquid. The Adviser will monitor the liquidity of such restricted securities subject to the supervision of the Directors. In reaching liquidity decisions the Adviser will consider, inter alia, pursuant to guidelines and procedures established by the Directors, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security; and (4) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer).


         Commercial paper issues in which a Portfolio's net assets may be invested include securities issued by major corporations without registration under the Securities Act in reliance on the exemption from such registration afforded by Section 3(a)(3) thereof, and commercial paper issued in reliance on the so-called private placement exemption from registration which is afforded by
Section 4(2) of the Securities Act ("Section 4(2) paper"). Section 4(2) paper is restricted as to disposition under the federal securities laws in that any resale must similarly be made in an exempt transaction. Section 4(2) paper is normally resold to other institutional investors through or with the assistance of investment dealers who make a market in Section 4(2) paper, thus providing liquidity. Section 4(2) paper that is issued by a company that files reports under the Securities Exchange Act of 1934 is generally eligible to be sold in reliance on the safe harbor of Rule 144A described above. A Portfolio's 15% limitation on investments in illiquid securities includes Section 4(2) paper other than Section 4(2) paper that the Adviser has determined to be liquid pursuant to guidelines established by the Directors. The Directors have delegated to the Advisers the function of making day-to-day determinations of liquidity with respect to Section 4(2) paper, pursuant to guidelines approved by the Directors that require the Advisers to take into account the same factors described above for other restricted securities and require the Advisers to perform the same monitoring and reporting functions.

         Hybrid Instruments; Indexed/Structured Securities. Hybrid Instruments, including indexed or structured securities, have been developed and combine the elements of futures contracts or options with those of debt, preferred equity or a depository instrument. Generally, a Hybrid Instrument will be a debt security, preferred stock, depository share, trust certificate, certificate of deposit or other evidence of indebtedness on which a portion of or all interest payments, and/or the principal or stated amount payable at maturity, redemption or retirement, is determined by reference to prices, changes in prices, or differences between prices, of securities, currencies, intangibles, goods, articles or commodities (collectively "Underlying Assets") or by another objective index, economic factor or other measure, such as interest rates, currency exchange rates, commodity indices, and securities indices (collectively "Benchmarks"). Thus, Hybrid Instruments may take a variety of forms, including, but not limited to, debt instruments with interest or principal payments or redemption terms determined by reference to the value of a currency or commodity or securities index at a future point in time, preferred stock with dividend rates determined by reference to the value of a currency, or convertible securities with the conversion terms related to a particular commodity.

         Hybrid Instruments can be an efficient means of creating exposure to a particular market, or segment of a market, with the objective of enhancing total return. For example, a Portfolio may wish to take advantage of expected declines in interest rates in several European countries, but avoid the transactions costs associated with buying and currency-hedging the foreign bond positions. One solution would be to purchase a U.S. dollar-denominated Hybrid Instrument whose redemption price is linked to the average three year interest rate in a designated group of countries. The redemption price formula would provide for payoffs of greater than par if the average interest rate was lower than a specified level, and payoffs of less than par if rates were above the specified level. Furthermore, the Portfolio could limit the downside risk of the security by establishing a minimum redemption price so that the principal paid at maturity could not be below a predetermined minimum level if interest rates were to rise significantly. The purpose of this arrangement, known as a structured security with an embedded put option, would be to give the Portfolio the desired European bond exposure while avoiding currency risk, limiting downside market risk, and lowering transactions costs. Of course, there is no guarantee that the strategy will be successful and the Portfolio could lose money if, for example, interest rates do not move as anticipated or credit problems develop with the issuer of the Hybrid.

         The risks of investing in Hybrid Instruments reflect a combination of the risks of investing in securities, options, futures and currencies. Thus, an investment in a Hybrid Instrument may entail significant risks that are not associated with a similar investment in a traditional debt instrument that has a fixed principal amount, is denominated in U.S. dollars or bears interest either at a fixed rate or a floating rate determined by reference to a common, nationally published Benchmark. The risks of a particular Hybrid Instrument will, of course, depend upon the terms of the instrument, but may include, without limitation, the possibility of significant changes in the Benchmarks or the prices of Underlying Assets to which the instrument is linked. Such risks generally depend upon factors which are unrelated to the operations or credit quality of the issuer of the Hybrid Instrument and which may not be readily foreseen by the purchaser, such as economic and political events, the supply and demand for the Underlying Assets and interest rate movements. In recent years, various Benchmarks and prices for Underlying Assets have been highly volatile, and such volatility may be expected in the future. Reference is also made to the discussion of futures, options, and forward contracts herein for a discussion of the risks associated with such investments.

         Hybrid Instruments are potentially more volatile and carry greater market risks than traditional debt instruments. Depending on the structure of the particular Hybrid Instrument, changes in a Benchmark may be magnified by the terms of the Hybrid Instrument and have an even more dramatic and substantial effect upon the value of the Hybrid Instrument. Also, the prices of the Hybrid Instrument and the Benchmark or Underlying Asset may not move in the same direction or at the same time.

         Hybrid Instruments may bear interest or pay preferred dividends at below market (or even relatively nominal) rates. Alternatively, Hybrid Instruments may bear interest at above market rates but bear an increased risk of principal loss (or gain). The latter scenario may result if "leverage" is used to structure the Hybrid Instrument. Leverage risk occurs when the Hybrid Instrument is structured so that a given change in a Benchmark or Underlying Asset is multiplied to produce a greater value change in the Hybrid Instrument, thereby magnifying the risk of loss as well as the potential for gain.

         Hybrid Instruments may also carry liquidity risk since the instruments are often "customized" to meet the portfolio needs of a particular investor, and therefore, the number of investors that are willing and able to buy such instruments in the secondary market may be smaller than that for more traditional debt securities. In addition, because the purchase and sale of Hybrid Instruments could take place in an over-the-counter market without the guarantee of a central clearing organization or in a transaction between the Portfolio and the issuer of the Hybrid Instrument, the creditworthiness of the counter party or issuer of the Hybrid Instrument would be an additional risk factor which the Portfolio would have to consider and monitor. Hybrid Instruments also may not be subject to regulation of the CFTC, which generally regulates the trading of commodity futures by U.S. persons, the Securities and Exchange Commission (the "SEC"), which regulates the offer and sale of securities by and to U.S. persons, or any other governmental regulatory authority.

         The various risks discussed above, particularly the market risk of such instruments, may in turn cause significant fluctuations in the net asset value of the Portfolio. Accordingly, each Portfolio will limit its investments in Hybrid Instruments to 10% of total assets at the time of purchase. However, because of their volatility, it is possible that a Portfolio's investment in Hybrid Instruments will account for more than 10% of the Portfolio's return (positive or negative).

         When-Issued Securities and Firm Commitment Agreement. A Portfolio may purchase or sell securities on a "when-issued" or "delayed delivery" basis and may purchase securities on a firm commitment basis. Although a Portfolio will enter into such transactions for the purpose of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the Portfolio may dispose of a commitment prior to settlement. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. During the period between commitment by a Portfolio and settlement (generally within two months but not to exceed 120 days), no payment is made for the securities purchased by the purchaser, and no interest accrues to the purchaser from the transaction. Such securities are subject to market fluctuation, and the value at delivery may be less than the purchase price. A Portfolio will maintain a segregated account with its custodian, consisting of cash or liquid securities at least equal to the value of purchase commitments until payment is made. A Portfolio will likewise segregate liquid assets in respect of securities sold on a delayed delivery basis.

         A Portfolio will engage in when-issued transactions in order to secure what is considered to be an advantageous price and yield at the time of entering into the obligation. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to consummate the transaction. Failure to do so may result in a Portfolio losing the opportunity to obtain a price and yield considered to be advantageous. If a Portfolio chooses to (i) dispose of the right to acquire a when-issued security prior to its acquisition or (ii) dispose of its right to deliver or receive against a firm commitment, it may incur a gain or loss. (At the time a Portfolio makes a commitment to purchase or sell a security on a when-issued or firm commitment basis, it records the transaction and reflects the value of the security purchased, or if a sale, the proceeds to be received in determining its net asset value.)

         To the extent a Portfolio engages in when-issued and delayed delivery transactions, it will do so for the purpose of acquiring or selling securities consistent with its investment objectives and policies and not for the purposes of investment leverage. A Portfolio enters into such transactions only with the intention of actually receiving or delivering the securities, although (as noted above) when-issued securities and firm commitments may be sold prior to the settlement date. In addition, changes in interest rates in a direction other than that expected by the Adviser before settlement of a purchase will affect the value of such securities and may cause a loss to a Portfolio.


         When-issued transactions and firm commitments may be used to offset anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, a Portfolio might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, a Portfolio might sell portfolio securities and purchase the same or similar securities on a when-issued or forward commitment basis, thereby obtaining the benefit of currently higher cash yields.

         Loans of Portfolio Securities. Consistent with applicable regulatory requirements, each Portfolio may lend portfolio securities in amounts up to 33a% of total assets to brokers, dealers and other financial institutions, provided, that such loans are callable at any time by the Portfolio and are at all times secured by cash or equivalent collateral. In lending its portfolio securities, a Portfolio receives income while retaining the securities' potential for capital appreciation. The advantage of such loans is that a Portfolio continues to receive the interest and dividends on the loaned securities while at the same time earning interest on the collateral, which will be invested in short-term obligations. A loan may be terminated by the borrower on one business day's notice or by a Portfolio at any time. If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates, and the Portfolio could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Adviser to be creditworthy. On termination of the loan, the borrower is required to return the securities to a component; and any gain or loss in the market price of the loaned security during the loan would inure to the Portfolio. Each Portfolio will pay reasonable finders', administrative and custodial fees in connection with a loan of its securities or may share the interest earned on collateral with the borrower. Loans of portfolio securities will only be made to firms deemed by the Adviser to be creditworthy.

         Since voting or consent rights which accompany loaned securities pass to the borrower, each Portfolio will follow the policy of calling the loan, in whole or in part as may be appropriate, to permit the exercise of such rights if the matters involved would have a material effect on the Portfolio's investment in the securities which are the subject of the loan.

         Reverse Repurchase Agreements. A Portfolio may enter into reverse repurchase agreements with brokers, dealers, domestic and foreign banks or other financial institutions that have been determined by the Adviser to be creditworthy. In a reverse repurchase agreement, the Portfolio sells a security and agrees to repurchase it at a mutually agreed upon date and price, reflecting the interest rate effective for the term of the agreement. It may also be viewed as the borrowing of money by the Portfolio. The Portfolio's investment of the proceeds of a reverse repurchase agreement is the speculative factor known as leverage. A Portfolio will enter into a reverse repurchase agreement only if the interest income from investment of the proceeds is expected to be greater than the interest expense of the transaction and the proceeds are invested for a period no longer than the term of the agreement. The Portfolio will maintain with the Custodian a separate account with a segregated portfolio of cash or liquid securities in an amount at least equal to its purchase obligations under these agreements (including accrued interest). In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Portfolio's repurchase obligation, and the Portfolio's use of proceeds of the agreement may effectively be restricted pending such decision. Reverse repurchase agreements are considered to be borrowings and are subject to the percentage limitations on borrowings. See "Investment Restrictions."

         Dollar Rolls. Each Portfolio may enter into "dollar rolls" in which a Portfolio sells mortgage or other asset-backed securities ("Roll Securities") for delivery in the current month and simultaneously contracts to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date. During the roll period, the Portfolio foregoes principal and interest paid on the Roll Securities. The Portfolio is compensated by the difference between the current sales price and the lower forward price for the future purchase (often referred to as the "drop") as well as by the interest earned on the cash proceeds of the initial sale. The Portfolio also could be compensated through the receipt of fee income equivalent to a lower forward price. A "covered roll" is a specific type of dollar roll for which there is an offsetting cash position or a cash equivalent security position which matures on or before the forward settlement date of the dollar roll transaction. A Portfolio will only enter into covered rolls. Because "roll" transactions involve both the sale and purchase of a security, they may cause the reported portfolio turnover rate to be higher than that reflecting typical portfolio management activities.

         Dollar rolls involve certain risks including the following: if the broker-dealer to whom the Portfolio sells the security becomes insolvent, the Portfolio's right to purchase or repurchase the security subject to the dollar roll may be restricted and the instrument which the Portfolio is required to repurchase may be worth less than an instrument which the Portfolio originally held. Successful use of dollar rolls will depend upon the Adviser's ability to predict correctly interest rates and in the case of mortgage dollar rolls, mortgage prepayments. For these reasons, there is no assurance that dollar rolls can be successfully employed.


         Standby Commitments. Standby commitments are put options that entitle holders to same day settlement at an exercise price equal to the amortized cost of the underlying security plus accrued interest, if any, at the time of exercise. A Portfolio may acquire standby commitments to enhance the liquidity of portfolio securities, but only when the issuers of the commitments present minimal risk of default. Ordinarily, the Portfolio may not transfer a standby commitment to a third party, although it could sell the underlying municipal security to a third party at any time. A Portfolio may purchase standby commitments separate from or in conjunction with the purchase of securities subject to such commitments. In the latter case, the Portfolio would pay a higher price for the securities acquired, thus reducing their yield to maturity. Standby commitments will not affect the dollar-weighted average maturity of the Portfolio, or the valuation of the securities underlying the commitments. Issuers or financial intermediaries may obtain letters of credit or other guarantees to support their ability to buy securities on demand. The Adviser may rely upon its evaluation of a bank's credit in determining whether to support an instrument supported by a letter of credit. Standby commitments are subject to certain risks, including the ability of issuers of standby commitments to pay for securities at the time the commitments are exercised; the fact that standby commitments are not marketable by the Portfolio; and the possibility that the maturities of the underlying securities may be different from those of the commitments.

         Interest-Rate Swaps, Mortgage Swaps, Caps, Collars and Floors. In order to protect the value of portfolios from interest rate fluctuations and to hedge against fluctuations in the fixed income market in which certain of the Portfolios' investments are traded, the Portfolio may enter into interest-rate swaps and mortgage swaps or purchase or sell interest-rate caps, floors or collars. The Portfolio will enter into these hedging transactions primarily to preserve a return or spread on a particular investment or portion of the portfolio and to protect against any increase in the price of securities the Portfolio anticipates purchasing at a later date. The Portfolio may also enter into interest-rate swaps for non-hedging purposes. Interest-rate swaps are individually negotiated, and the Portfolio expects to achieve an acceptable degree of correlation between its portfolio investments and interest-rate positions. A Portfolio will only enter into interest-rate swaps on a net basis, which means that the two payment streams are netted out, with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. Interest-rate swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest-rate swaps is limited to the net amount of interest payments that the Portfolio is contractually obligated to make. If the other party to an interest-rate swap defaults, the Portfolio's risk of loss consists of the net amount of interest payments that the Portfolio is contractually entitled to receive. The use of interest-rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. All of these investments may be deemed to be illiquid for purposes of the Portfolio's limitation on investment in such securities. Inasmuch as these investments are entered into for good faith hedging purposes, and inasmuch as segregated accounts will be established with respect to such transactions, the Fund believes such obligations do not constitute senior securities and accordingly, will not treat them as being subject to its borrowing restrictions. The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest-rate swap will be accrued on a daily basis and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by a custodian that satisfies the requirements of the 1940 Act. The Portfolio will also establish and maintain such segregated accounts with respect to its total obligations under any interest-rate swaps that are not entered into on a net basis and with respect to any interest-rate caps, collars and floors that are written by the Portfolio.

         A Portfolio will enter into these transactions only with banks and recognized securities dealers believed by the Adviser to present minimal credit risk in accordance with guidelines established by the Board of Directors. If there is a default by the other party to such a transaction, the Portfolio will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreements related to the transaction.


         The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. Caps, collars and floors are more recent innovations for which documentation is less standardized, and accordingly, they are less liquid than swaps.

         Mortgage swaps are similar to interest-rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, upon which the value of the interest payments is based, is tied to reference pool or pools of mortgages.

         The purchase of an interest-rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest-rate cap. The purchase of an interest-rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest-rate floor.

                              PORTFOLIO TURNOVER

         The portfolio turnover rate is calculated for each Portfolio by dividing (a) the lesser of purchases or sales of portfolio securities for the fiscal year by (b) the monthly average of the value of portfolio securities owned during the fiscal year. For purposes of this calculation, securities which at the time of purchase had a remaining maturity of one year or less are excluded from the numerator and the denominator. Transactions in Futures or the exercise of calls written by a Portfolio may cause the Portfolio to sell portfolio securities, thus increasing its turnover rate. The exercise of puts also may cause a sale of securities and increase turnover; although such exercise is within a Portfolio's control, holding a protective put might cause the Portfolio to sell the underlying securities for reasons which would not exist in the absence of the put. A Portfolio will pay a brokerage commission each time it buys or sells a security in connection with the exercise of a put or call. Some commissions may be higher than those which would apply to direct purchases or sales of portfolio securities. Because each of the Advisers to each Portfolio manages its portion of the Portfolio's assets independently, it is possible that the same security may be purchased and sold on the same day by two or more Advisers to the same Portfolio, resulting in higher brokerage commissions for the Portfolio. It is not anticipated that the annual rate of portfolio turnover will exceed 200%.

         High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs which will be borne directly by a Portfolio. High portfolio turnover may also involve a possible increase in short-term capital gains or losses.

                           INVESTMENT RESTRICTIONS


         The Fund has adopted for each Portfolio certain investment restrictions that are fundamental policies and cannot be changed without the approval of the holders of a majority of that Portfolio's outstanding shares. Such majority is defined as the vote of the lesser of (i) 67% or more of the outstanding shares present at a meeting, if the holders of more than 50% of the outstanding shares are present in person or by proxy or (ii) more than 50% of the outstanding shares. All percentage limitations expressed in the following investment restrictions are measured immediately after the relevant transaction is made. Each Portfolio may not:

         1. Invest more than 25% of the Portfolio's total assets in the securities of issuers in the same industry. Obligations of the U.S. Government, its agencies and instrumentalities are not subject to this 25% limitation on industry concentration.

         2. Invest in real estate (including limited partnership interests but excluding securities of companies, such as real estate investment trusts, which deal in real estate or interests therein); provided that a Portfolio may hold or sell real estate acquired as a result of the ownership of securities.

         3. Purchase or sell commodities or commodity contracts, except to the extent that the Portfolio may do so in accordance with applicable law and the Prospectus and Statement of Additional Information, as they may be amended from time to time, and without registering as a commodity pool operator under the Commodity Exchange Act. Any Portfolio may engage in transactions in put and call options on securities, indices and currencies, spread transactions, forward and futures contracts on securities, indices and currencies, put and call options on such futures contracts, forward commitment transactions, forward foreign currency exchange contracts, interest rate, mortgage and currency swaps and interest rate floors and caps and may purchase hybrid instruments.

         4. Make loans to others except for (a) the purchase of debt securities; (b) entering into repurchase agreements; and (c) the lending of its portfolio securities.

         5. Borrow money, except that (i) each Portfolio may borrow from banks in amounts up to 33a% of its total assets for temporary or emergency purposes,
(ii) each Portfolio may borrow for investment purposes to the maximum extent permissible under the 1940 Act (i.e., presently 50% of net assets), and (iii) a Portfolio may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities. This policy shall not prohibit a Portfolio's engaging in reverse repurchase agreements, dollar rolls and similar investment strategies described in the Prospectus and Statement of Additional Information, as they may be amended from time to time.

         6. Issue senior securities as defined in the 1940 Act, except that each Portfolio may enter into repurchase agreements, reverse repurchase agreements, dollar rolls, lend its portfolio securities and borrow money from banks, as described above, and engage in similar investment strategies described in the Prospectus and Statement of Additional Information, as they may be amended from time to time.


         7. Engage in underwriting of securities issued by others, except to the extent that the Portfolio may be deemed to be an underwriter in connection with the disposition of portfolio securities of the Portfolio.

         The following additional restrictions are not fundamental policies and may be changed by the Directors without a vote of shareholders. Each Portfolio may not:

         8. Purchase securities on margin, provided that margin deposits in connection with futures contracts, options on futures contracts and other derivative instruments shall not constitute purchasing securities on margin.

         9. Pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and, to the extent related to the segregation of assets in connection with the writing of covered put and call options and the purchase of securities or currencies on a forward commitment or delayed-delivery basis and collateral and initial or variation margin arrangements with respect to forward contracts, options, futures contracts and options on futures contracts. In addition, a Portfolio may pledge assets in reverse repurchase agreements, dollar rolls and similar investment strategies described in the Prospectus and Statement of Additional Information, as they may be amended from time to time.

         10. Invest in securities of other registered investment companies, except by purchases in the open market, involving only customary brokerage commissions and as a result of which not more than 10% of its total assets (determined at the time of investment) would be invested in such securities, or except as part of a merger, consolidation or other acquisition.

         11. Enter into any repurchase agreement maturing in more than seven days or investing in any other illiquid security if, as a result, more than 15% of a Portfolio's net assets would be so invested. Restricted securities eligible for resale pursuant to Rule 144A under the Securities Act that have a readily available market, and commercial paper exempted from registration under the Securities Act pursuant to Section 4(2) of that Act that may be offered and sold to "qualified institutional buyers" as defined in Rule 144A, which the Adviser has determined to be liquid pursuant to guidelines established by the Directors, will not be considered illiquid for purposes of this 15% limitation on illiquid securities.

                            DIRECTORS AND OFFICERS


         The following table lists the Directors and executive officers of the Fund, their ages, business addresses, and principal occupations during the past five years. The SunAmerica Mutual Funds consist of SunAmerica Equity Funds, SunAmerica Income Funds and SunAmerica Money Market Funds. An asterisk indicates those Directors who are interested persons of the Fund within the meaning of the 1940 Act.



Name, Age and Address                    Position                   Principal Occupations
---------------------                    with the Fund              During Past 5 Years
                                         -------------              -------------------
S. James Coppersmith, 64                 Director                   Director/Trustee of the Boston Stock Exchange,
Emerson College                                                     Uno Restaurant Corp., Waban Corp., Kushner-Locke
100 Beacon Street                                                   Co., Chayron Inc.; Chairman of the Board of
Boston, MA 02116                                                    Emerson College; formerly, President and General
                                                                    Manager, WCVB-TV, a division of the Hearst Corporation,
                                                                    (1982-1994) (retired); Director/Trustee of the SunAmerica
                                                                    Mutual Funds and Anchor Series Trust ("AST").

Samuel M. Eisenstat, 57                  Chairman of the Board      Attorney in private practice; President and
430 East 86th Street                                                Chief Executive Officer, Abjac Energy
New York, NY  10028                                                 Corporation; Director/Trustee of Atlantic Realty
                                                                    Trust, UMB Bank and Trust (a subsidiary of
                                                                    United Mizrachi Bank), North European Royalty
                                                                    Trust, Volt Information Sciences Funding, Inc.
                                                                    (a subsidiary of Volt Information Sciences,
                                                                    Inc.) and Venture Partners International (an
                                                                    Israeli venture capital fund); Chairman of the
                                                                    Boards of the Directors/Trustees of the
                                                                    SunAmerica Mutual Funds and AST.

Stephen J. Gutman, 53                    Director                   Partner and Chief Operating Officer of B.B.
515 East 79th Street                                                Associates LLC (menswear specialty retailing and
New York, NY 10021                                                  other activities) (1989); Director/Trustee of
                                                                    the SunAmerica Mutual Funds and AST.


Name, Age and Address                    Position                   Principal Occupations
---------------------                    with the Fund              During Past 5 Years
                                         -------------              -------------------
Peter A. Harbeck*, 43                    Director and President     Director and President, SunAmerica Asset
The SunAmerica Center                                               Management Corp. ("SunAmerica"); Director,
733 Third Avenue                                                    SunAmerica Capital Services, Inc. ("SACS"),
New York, NY  10017-3204                                            (1993); Director and President, SunAmerica Fund
                                                                    Services, Inc. ("SAFS"), (1988); President,
                                                                    SunAmerica Mutual Funds and AST; Executive Vice
                                                                    President and Chief Operating Officer,
                                                                    SunAmerica, (1988-1995); Executive Vice
                                                                    President, SACS, (1991-1995); Director,
                                                                    Resources Trust Company.

Peter McMillan III*, 39                  Director                   Executive Vice President and Chief Investment
1 SunAmerica Center                                                 Officer, SunAmerica Investments, Inc., (1989);
Los Angeles, CA  90067                                              Director/
                                                                    Trustee of the SunAmerica Mutual Funds;
                                                                    Director, Resources Trust Company.

Sebastiano Sterpa, 67                    Director                   Founder of Sterpa Realty, Inc., a full service
Suite 200                                                           real estate firm (1962); Chairman of the Sterpa
200 West Glenoaks Blvd.                                             Group, real estate investments and management
Glendale, CA 91202                                                  company; Director/Trustee of the SunAmerica
                                                                    Mutual Funds.

Stanton J. Feeley, 59                    Executive Vice President   Executive Vice President and Chief Investment
The SunAmerica Center                                               Officer, SunAmerica, (1992); formerly, Senior
733 Third Avenue                                                    Portfolio Manager, Delaware Management Company,
New York, NY 10017-3204                                             Inc., (1987-1992).

P. Christopher Leary, 37                 Vice President             Senior Vice President, SunAmerica, (1994); Vice
The SunAmerica Center                                               President and Senior Portfolio Manager,
733 Third Avenue                                                    SunAmerica, (1991); Fixed Income Portfolio
New York, NY 10017-3204                                             Manager, SunAmerica, (1990).

Name, Age and Address                    Position                   Principal Occupations
---------------------                    with the Fund              During Past 5 Years
                                         -------------              -------------------
Audrey L. Snell, 43                      Vice President             Vice President and Equity Portfolio Manager,
The SunAmerica Center                                               SunAmerica, (1991).
733 Third Avenue
New York, NY  10017-3204

Nancy Kelly, 46                          Vice President             Vice President and Head Trader, SunAmerica,
The SunAmerica Center                                               (1994); formerly, Vice President, Whitehorne &
733 Third Avenue                                                    Co. Ltd. (1991-1994); Sales Trader, Lynch, Jones
New York, NY 10017-3204                                             and Ryan (1992-1994).

Robert M. Zakem, 39                      Secretary                  Senior Vice President and General Counsel,
The SunAmerica Center                                               SunAmerica (1993); Executive Vice President,
733 Third Avenue                                                    General Counsel and Director, SACS, (1993); Vice
New York, NY 10017-3204                                             President, General Counsel and Assistant
                                                                    Secretary, SAFS, (1994); Assistant Secretary,
                                                                    SunAmerica Series Trust and Anchor Pathway Fund,
                                                                    (1993); Assistant Secretary, Seasons Series Trust
                                                                    (1997); Secretary, SunAmerica Mutual Funds and AST;
                                                                    formerly, Vice President and Associate General
                                                                    Counsel, SunAmerica, (1992-1993); Associate, Piper &
                                                                    Marbury (1989-1992).

Peter C. Sutton, 32                      Treasurer                  Senior Vice President, SunAmerica, (1997);
The SunAmerica Center                                               Treasurer, SunAmerica Mutual Funds and AST
733 Third Avenue                                                    (1996); Vice President, SunAmerica Series Trust,
New York, NY 10017-3204                                             Anchor Pathway Fund (1994); Vice President
                                                                    Seasons Series Trust (1997); formerly, Vice
                                                                    President, SunAmerica (1994-1997); Controller,
                                                                    SunAmerica Mutual Funds and AST (1993-1996);
                                                                    Assistant Controller, SunAmerica Mutual Funds and
                                                                    AST (1990-1993).




         Directors and officers of the Fund are also Directors and officers of some or all of the other investment companies managed, administered or advised by SunAmerica, and distributed by SunAmerica Capital Services ("SACS" or the "Distributor") and other affiliates of SunAmerica Inc.

         The Fund pays each Director who is not an interested person of the Fund or SunAmerica (each a "disinterested" Director) annual compensation in addition to reimbursement of out-of-pocket expenses in connection with attendance at meetings of the Directors. Specifically, each disinterested Director receives a pro rata portion (based upon the Fund's net assets) of the aggregate of $40,000 in annual compensation for acting as director or trustee to all the retail funds in the SunAmerica Mutual Funds.


         In addition, each disinterested Director also serves on the Audit Committee of the Board of Directors. Each member of the Audit Committee receives an aggregate of $5,000 in annual compensation for serving on the Audit Committees of all of the SunAmerica Funds, a pro rata portion of which, based on relative net assets, is borne by the Fund. The Fund also has a Nominating Committee, comprised solely of disinterested Directors, which recommends to the Directors those persons to be nominated for election as Directors by shareholders and selects and proposes nominees for election by Directors between shareholders' meetings. Members of the Nominating Committee serve without compensation.

         The Directors (and Trustees) of the SunAmerica Mutual Funds and Anchor Series Trust have adopted the SunAmerica Disinterested Trustees' and Directors' Retirement Plan (the "Retirement Plan") effective January 1, 1993 for the unaffiliated Directors. The Retirement Plan provides generally that if a disinterested Director who has at least 10 years of consecutive service as a disinterested Director of any of the SunAmerica Mutual Funds (an "Eligible Director") retires after reaching age 60 but before age 70 or dies while a Director, such person will be eligible to receive a retirement or death benefit from each SunAmerica mutual fund with respect to which he or she is an Eligible Director. As of each birthday, prior to the 70th birthday, each Eligible Director will be credited with an amount equal to (i) 50% of his or her regular fees (excluding committee fees) for services as a disinterested Director of each SunAmerica mutual fund for the calendar year in which such birthday occurs, plus
(ii) 8.5% of any amounts credited under clause (i) during prior years. An Eligible Director may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum or in up to fifteen annual installments.


         As of April 30, 1997, the Directors and officers of the Fund owned in the aggregate less than 1% of the Fund's total outstanding shares.



         The following shareholders owned of record or beneficially 5% or more of the indicated Funds' shares outstanding as of May 16, 1997: Aggressive Growth Portfolio - Class A - SunAmerica Inc., Los Angeles, CA 90067 owned beneficially 46%; Class B - Merrill Lynch, Pierce, Fenner & Smith, Inc., Jacksonville, FL 32246 - owned of record 5%; Class C - Tim L. Harris, Gastonia, NC 28056 - owned of record 6%; Dain Bosworth Inc., Wichita, KS 67214 owned beneficially 22%; Merrill Lynch, Pierce, Fenner & Smith, Inc., Jacksonville, FL 32246 - owned of record 35%; Mid-Cap Growth Portfolio - Class A - SunAmerica, Inc., Los Angeles, CA 90067 - owned beneficially 62%; Class B -J.B.C. Profit Sharing Plan & Trust, St. Louis, MO 63131 - owned beneficially 5%; Class C - Dain Bosworth Inc., Wichita, KS 67214 - owned beneficially 30%; Donaldson Lufkin Jenrette Securities Corporation, Inc., Jersey City, NJ 07303 - owned of record - 32%; International Equity Portfolio - Class A - SunAmerica Inc., Los Angeles, CA 90067 owned beneficially 64%; Class B - Merrill Lynch, Pierce, Fenner & Smith, Inc., Jacksonville, FL 32246 - owned of record 8%; Class C - Merrill Lynch, Pierce, Fenner & Smith, Inc., Jacksonville, FL 32246 - owned of record 46%; Value Portfolio - Class A - SunAmerica, Inc., Los Angeles, CA 90067 - owned beneficially 44%; Merrill Lynch, Pierce, Fenner & Smith, Inc., Jacksonville, FL 32246 - owned of record 5%; Class B - Merrill Lynch, Pierce, Fenner & Smith, Inc., Jacksonville, FL 32246 - owned of record 5%; Class C - Dain Bosworth Inc., Wichita, KS 67214 - owned beneficially 14%; Merrill Lynch, Pierce, Fenner & Smith, Inc., Jacksonville, FL 32246 - owned beneficially 28%; A shareholder who owns, directly or indirectly, 25% or more of a Fund's outstanding voting securities may be deemed a "control person" (as defined in the 1940 Act) of that Fund.


         The following table sets forth information summarizing the compensation that the Fund estimates that it will pay each disinterested Director for his services as Director for the fiscal year ending October 31, 1997. The Directors who are interested persons of the Fund receive no compensation.

                        ESTIMATED COMPENSATION TABLE*

                                         Aggregate               Pension or Retirement     Total Compensation from
                                         Compensation from       Benefits Accrued as       Registrant and Fund Complex
Director                                 Registrant              Part of Fund Expenses**   Paid to Directors**
--------                                 -----------------       -----------------------   ---------------------------
S. James Coppersmith                             $7,200                    N/A                       $65,000

Samuel M. Eisenstat                              $7,520                    N/A                       $69,000

Stephen J. Gutman                                $7,200                    N/A                       $65,000

Sebastiano Sterpa                                $7,200                    N/A                         $43,333***

*      Assumes assets of $400 million at fiscal year end.
**     Information  is for the five  investment  companies in the complex  which pay fees to these  directors/trustees.
       The complex consists of the SunAmerica Mutual Funds, Style Select Series and Anchor Series Trust.
***    Mr. Sterpa is not a trustee of Anchor Series Trust.

                   ADVISERS, DISTRIBUTOR AND ADMINISTRATOR


SunAmerica Asset Management Corp. SunAmerica, organized as a Delaware corporation in 1982, is located at The SunAmerica Center, 733 Third Avenue, New York, NY 10017-3204, and acts as the investment manager to each of the Portfolios pursuant to the Investment Advisory and Management Agreement dated September 17, 1996 (the "Management Agreement") with the Fund, on behalf of each Portfolio. SunAmerica is an indirect wholly owned subsidiary of SunAmerica Inc. SunAmerica Inc. is incorporated in the State of Maryland and maintains its principal executive offices at 1 SunAmerica Center, Los Angeles, CA 90067-6022, telephone (310) 772-6000.


         Under the Management Agreement, and except as delegated to the Advisers under the Subadvisory Agreements (as defined below), SunAmerica manages the investment of the assets of each Portfolio and obtains and evaluates economic, statistical and financial information to formulate and implement investment policies for each Portfolio. Any investment program undertaken by SunAmerica will at all times be subject to the policies and control of the Directors. SunAmerica also provides certain administrative services to each Portfolio.

         Except to the extent otherwise specified in the Management Agreement, each Portfolio pays, or causes to be paid, all other expenses of the Fund and each of the Portfolios, including, without limitation, charges and expenses of any registrar, custodian, transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing of share certificates; registration costs of the Portfolios and their shares under Federal and state securities laws; the cost and expense of printing, including typesetting, and distributing Prospectuses and Statements of Additional Information respecting the Portfolios, and supplements thereto, to the shareholders of the Portfolios; all expenses of shareholders' and Directors' meetings and of preparing, printing and mailing proxy statements and reports to shareholders; all expenses incident to any dividend, withdrawal or redemption options; fees and expenses of legal counsel and independent accountants; membership dues of industry associations;
interest on borrowings of the Portfolios; postage; insurance premiums on property or personnel (including Officers and Directors) of the Fund which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Fund's operation.

         The annual rate of the investment advisory fees that apply to each Portfolio are set forth in the Prospectus.

         The Management Agreement with respect to each Portfolio was approved by the Directors, including the Directors who are not parties to the Management Agreement or "interested persons" of any such party, on September 17, 1996, and by the sole initial shareholder of each Portfolio on November 15, 1996.

         SunAmerica has voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep annual operating expenses at or below the following percentages of each Portfolio's average net assets: Aggressive Growth Portfolio 1.90% for Class A shares and 2.55% for Class B and Class C shares, Mid-Cap Growth Portfolio 1.90% for Class A shares and 2.55% for Class B and Class C shares, Value Portfolio 1.90% for Class A shares and 2.55% for Class B and Class C shares and International Equity Portfolio 2.15% for Class A shares and 2.80% for Class B and Class C shares. SunAmerica also may voluntarily waive or reimburse additional amounts to increase the investment return to a Portfolio's investors. SunAmerica may terminate all such waivers and/or reimbursements at any time. Further, any waivers or reimbursements made by SunAmerica with respect to a Portfolio are subject to recoupment from that Portfolio within the following two years, provided that the Portfolio is able to effect such payment to SunAmerica and remain in compliance with the foregoing expense limitations.

         The Management Agreement will continue in effect with respect to each Portfolio until September 16, 1998 unless terminated, and thereafter from year to year, if approved at least annually by vote of a majority of the Directors or by the holders of a majority of the respective Portfolio's outstanding voting securities. Any such continuation also requires approval by a majority of the Directors who are not parties to the Management Agreement or "interested persons" of any such party as defined in the 1940 Act by vote cast in person at a meeting called for such purpose. The Management Agreement may be terminated with respect to a Portfolio at any time, without penalty, on 60 days' written notice by the Directors, by the holders of a majority of the respective Portfolio's outstanding voting securities or by SunAmerica. The Management Agreement automatically terminates with respect to each Portfolio in the event of its assignment (as defined in the 1940 Act and the rules thereunder).

         Under the terms of the Management Agreement, SunAmerica is not liable to the Portfolios, or their shareholders, for any act or omission by it or for any losses sustained by the Portfolios or their shareholders, except in the case of willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

The Advisers. The organizations identified in the Prospectus act as Advisers to the Fund and its Portfolios pursuant to the Subadvisory Agreements with SunAmerica.

         As described in the Prospectus, SunAmerica will initially allocate the assets of each Portfolio equally among the Advisers for that Portfolio, and subsequently, allocations of new cash flow and of redemption requests will be made equally among the Advisers of each Portfolio unless SunAmerica determines, subject to the review of the Directors, that a different allocation of assets would be in the best interests of a Portfolio and its shareholders. The Fund expects that differences in investment returns among the portions of a Portfolio managed by different Advisers will cause the actual percentage of a Portfolio's assets managed by each Adviser to vary over time. In general, a Portfolio's assets once allocated to one Adviser will not be reallocated (or "rebalanced") to another Adviser for the Portfolio. However, SunAmerica reserves the right, subject to the review of the Board, to reallocate assets from one Adviser to another when deemed in the best interests of a Portfolio and its shareholders. In some instances, where a reallocation results in any rebalancing of the Portfolio from a previous allocation, the effect of the reallocation will be to shift assets from a better performing Adviser to a portion of the Portfolio with a relatively lower total return.

         Each Adviser is paid monthly by SunAmerica a fee equal to a percentage of the average daily net assets of the Portfolio allocated to the Adviser. Assuming a level of average daily net assets of $100 million for each Portfolio, it is estimated that the aggregate annual rates of the fees payable by SunAmerica to the Advisers for each Portfolio the first year of operation will be the following, expressed as a percentage of the average daily net assets of each Portfolio: Aggressive Growth Portfolio, .37%; Mid-Cap Growth Portfolio,
 .50%; Value Portfolio, .50%; and International Equity Portfolio, .63%. There can be no assurance that the Portfolios will achieve a level of average daily net assets in the amounts estimated.

         The Subadvisory Agreements were approved by the Directors, including a majority of the Directors who are not parties to the Subadvisory Agreements or "interested persons" of any such party, on September 17, 1996, and by the sole initial shareholder of each Portfolio on November 15, 1996. The Subadvisory Agreement between Strong and Schafer was approved by the Directors, including a majority of the Directors who are not parties to the Subadvisory Agreement or "interested persons" of any such party, on September 17, 1996, and becomes effective upon commencement of operation of the Fund.

         The Subadvisory Agreements will continue in effect for a period of two years from the date of their execution, unless terminated sooner. They may be renewed from year to year thereafter, so long as continuance is specifically approved at least annually in accordance with the requirements of the 1940 Act. The Subadvisory Agreements provide that they will terminate in the event of an assignment (as defined in the 1940 Act) or upon termination of the Management Agreement. Under the terms of the Subadvisory Agreements, no Adviser is liable to the Portfolios, or their shareholders, for any act or omission by it or for any losses sustained by the Portfolios or their shareholders, except in the case of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties.

Personal Trading. The Fund and SunAmerica have adopted a written Code of Ethics (the "Code") which prescribes general rules of conduct and sets forth guidelines with respect to personal securities trading by "Access Persons" thereof. An Access Person as defined in the Code is an individual who is a trustee, director, officer, general partner or advisory person of the Fund or SunAmerica. The guidelines on personal securities trading include: (i) securities being considered for purchase or sale, or purchased or sold, by any Investment Company advised by SunAmerica, (ii) Initial Public Offerings, (iii) private placements, (iv) blackout periods, (v) short-term trading profits, (vi) gifts, and (vii) services as a director. These guidelines are substantially similar to those contained in the Report of the Advisory Group on Personal Investing issued by the Investment Company Institute's Advisory Panel. SunAmerica reports to the Board of Directors on a quarterly basis, as to whether there were any violations of the Code by Access Persons of the Fund or SunAmerica during the quarter.


         The Advisers have each adopted a written Code of Ethics, and have represented that the provisions of such Code of Ethics are substantially similar to those in the Code. Further, the Advisers report to SunAmerica on a quarterly basis, as to whether there were any Code of Ethics violations by employees thereof who may be deemed Access Persons of the Fund insofar as such violations related to the Fund. In turn, SunAmerica reports to the Board of Directors as to whether there were any violations of the Code by Access Persons of the Fund or SunAmerica.

The Distributor. The Fund, on behalf of each Portfolio, has entered into a distribution agreement (the "Distribution Agreement") with the Distributor, a registered broker-dealer and an indirect wholly owned subsidiary of SunAmerica Inc., to act as the principal underwriter of the shares of each Portfolio. The address of the Distributor is The SunAmerica Center, 733 Third Avenue, New York, NY 10017-3204. The Distribution Agreement provides that the Distributor has the exclusive right to distribute shares of the Portfolios through its registered representatives and authorized broker-dealers. The Distribution Agreement also provides that the Distributor will pay the promotional expenses, including the incremental cost of printing prospectuses, annual reports and other periodic reports respecting each Portfolio, for distribution to persons who are not shareholders of such Portfolio and the costs of preparing and distributing any other supplemental sales literature. However, certain promotional expenses may be borne by the Portfolio (see "Distribution Plans" below).

         The Distribution Agreement with respect to each Portfolio was approved by the Directors, including a majority of those Directors who are not "interested persons" of the Fund, on September 17, 1996. The Distribution Agreement will remain in effect until September 16, 1998 unless terminated, and thereafter from year to year if such continuance is approved at least annually by the Directors, including a majority of the Directors who are not "interested persons" of the Fund. The Fund and the Distributor each has the right to terminate the Distribution Agreement with respect to a Portfolio on 60 days' written notice, without penalty. The Distribution Agreement will terminate automatically in the event of its assignment as defined in the 1940 Act and the rules thereunder.

         The Distributor may, from time to time, pay additional commissions or promotional incentives to brokers, dealers or other financial services firms that sell shares of the Portfolios. In some instances, such additional commissions, fees or other incentives may be offered only to certain firms, including Royal Alliance Associates and SunAmerica Securities, affiliates of the Distributor, that sell or are expected to sell during specified time periods certain minimum amounts of shares of the

Portfolios, or of other funds underwritten by the Distributor. In addition, the terms and conditions of any given promotional incentive may differ from firm to firm. Such differences will, nevertheless, be fair and equitable, and based on such factors as size, geographic location, or other reasonable determinants, and will in no way affect the amount paid to any investor.

Distribution Plans. As indicated in the Prospectus, the Directors of the Fund have adopted Distribution Plans (the "Class A Plan," the "Class B Plan" and the "Class C Plan" and collectively, the "Distribution Plans"). Reference is made to "Management of the Fund - Distribution Plans" in the Prospectus for certain information with respect to the Distribution Plans.

         Under the Class A Plan, the Distributor may receive payments from a Portfolio at an annual rate of up to 0.10% of average daily net assets of such Portfolio's Class A shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. Under the Class B and Class C Plans, the Distributor may receive payments from a Portfolio at the annual rate of up to 0.75% of the average daily net assets of such Portfolio's Class B and Class C shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing each such class of shares. The distribution costs for which the Distributor may be reimbursed out of such distribution fees include fees paid to broker-dealers that have sold Portfolio shares, commissions and other expenses such as sales literature, prospectus printing and distribution and compensation to wholesalers. It is possible that in any given year the amount paid to the Distributor under the Class A Plan, the Class B Plan or the Class C Plan will exceed the Distributor's distribution costs as described above. The Distribution Plans provide that each class of shares of each Portfolio may also pay the Distributor an account maintenance and service fee of up to 0.25% of the aggregate average daily net assets of such class of shares for payments to broker-dealers for providing continuing account maintenance. In this regard, some payments are used to compensate broker-dealers with trail commissions or account maintenance and service fees in an amount up to 0.25% per year of the assets maintained in a Portfolio by their customers.

         The Class A and Class B Distribution Plans with respect to each Portfolio were approved on September 17, 1996 by the Directors, including a majority of the Directors who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the operation of such Distribution Plans (the "Independent Directors"). The Class C Distribution Plan with respect to each Portfolio was so approved by the Directors on February 26, 1997.

         Continuance of the Distribution Plans with respect to each Portfolio is subject to annual approval by vote of the Directors, including a majority of the Independent Directors. A Distribution Plan may not be amended to increase materially the amount authorized to be spent thereunder with respect to a class of shares of a Portfolio, without approval of the shareholders of the affected class of shares of the Portfolio. In addition, all material amendments to the Distribution Plans must be approved by the Directors in the manner described above. A Distribution Plan may be terminated at any time with respect to a Portfolio without payment of any penalty by vote of a majority of the Independent Directors or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the affected class of shares of the Portfolio. So long as the Distribution Plans are in effect, the election and nomination of the Independent Directors of the Fund shall be committed to the discretion of the Independent Directors. In the Directors' quarterly review of the Distribution

Plans, they will consider the continued appropriateness of, and the level of, compensation provided in the Distribution Plans. In their consideration of the Distribution Plans with respect to a Portfolio, the Directors must consider all factors they deem relevant, including information as to the benefits of the Portfolio and the shareholders of the relevant class of the Portfolio.

The Administrator. The Fund has entered into a Service Agreement, under the terms of which SunAmerica Fund Services ("SAFS"), an indirect wholly owned subsidiary of SunAmerica Inc., acts as a servicing agent assisting State Street Bank and Trust Company ("State Street") in connection with certain services offered to the shareholders of each of the Portfolios. Under the terms of the Service Agreement, SAFS may receive reimbursement of its costs in providing such shareholder services. SAFS is located at The SunAmerica Center, 733 Third Avenue, New York, NY 10017-3204.

         The Directors, including a majority of the Directors who are not parties to the Service Agreement or "interested persons", as that term is defined in the 1940 Act, approved the Service Agreement with respect to each Portfolio, on September 17, 1996. The Service Agreement will remain in effect until September 16, 1998 and from year to year thereafter provided its continuance is approved annually by vote of the Directors including a majority of the disinterested Directors.

         Pursuant to the Service Agreement, as compensation for services rendered, SAFS will receive a fee from the Fund subject to review and approval by the Directors. This fee represents the full cost of providing shareholder and transfer agency services to the Fund. From this fee, SAFS pays a fee to State Street, and its affiliate, National Financial Data Services ("NFDS" and with State Street, the "Transfer Agent") (other than out-of-pocket charges which would be paid by the Fund). For further information regarding the Transfer Agent see the section entitled "Additional Information" below.

                    PORTFOLIO TRANSACTIONS AND BROKERAGE

         As discussed in the Prospectus, the Advisers are responsible for decisions to buy and sell securities for each respective Portfolio, selection of broker-dealers and negotiation of commission rates. Purchases and sales of securities on a securities exchange are effected through broker-dealers who charge a negotiated commission for their services. Orders may be directed to any broker-dealer including, to the extent and in the manner permitted by applicable law, an affiliated brokerage subsidiary of SunAmerica or another Adviser.

         In the over-the-counter market, securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission (although the price of the security usually includes a profit to the dealer). In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

         An Adviser's primary consideration in effecting a security transaction is to obtain the best net price and the most favorable execution of the order. However, the Adviser may select broker-dealers that provide it with research services and may cause a Portfolio to pay such broker-dealers commissions that exceed those that other broker-dealers may have charged, if in its view the commissions are reasonable in relation to the value of the brokerage and/or research services provided by the broker-dealer. Certain research services furnished by brokers may be useful to the Adviser with clients other than the Fund. No specific value can be determined for research services furnished without cost to the Adviser by a broker. The Advisers are of the opinion that because the material must be analyzed and reviewed by its staff, its receipt does not tend to reduce expenses, but may be beneficial in supplementing the Adviser's research and analysis. Therefore, it may tend to benefit the Portfolio by improving the quality of the Adviser's investment advice. The investment advisory fees paid by the Portfolio are not reduced because the Adviser receives such services. When making purchases of underwritten issues with fixed underwriting fees, the Adviser may designate the use of broker-dealers who have agreed to provide the Adviser with certain statistical, research and other information.

         Subject to applicable law and regulations, consideration may also be given to the willingness of particular brokers to sell shares of a Portfolio as a factor in the selection of brokers for transactions effected on behalf of a Portfolio, subject to the requirement of best price and execution.

         Although the objectives of other accounts or investment companies that the Adviser manages may differ from those of the Portfolio, it is possible that, at times, identical securities will be acceptable for purchase by one or more of the Portfolios and one or more other accounts or investment companies that the Adviser manages. However, the position of each account or company in the securities of the same issue may vary with the length of the time that each account or company may choose to hold its investment in those securities. The timing and amount of purchase by each account and company will also be determined by its cash position. If the purchase or sale of a security is consistent with the investment policies of one or more of the Portfolios and one or more of these other accounts or companies is considered at or about the same time, transactions in such securities will be allocated in a manner deemed equitable by the Adviser. The Adviser may combine such transactions, in accordance with applicable laws and regulations. However, simultaneous transactions could adversely affect the ability of a Portfolio to obtain or dispose of the full amount of a security, which it seeks to purchase or sell, or the price at which such security can be purchased or sold.

             ADDITIONAL INFORMATION REGARDING PURCHASE OF SHARES

         Shares of each of the Portfolios are sold at the respective net asset value next determined after receipt of a purchase order, plus a sales charge, which, at the election of the investor, may be imposed either (i) at the time of purchase (Class A shares), or (ii) on a deferred basis (Class B and Class C shares, and certain Class A shares). Reference is made to "Purchase of Shares" in the Prospectus for certain information as to the purchase of Portfolio shares.

Waiver of Contingent Deferred Sales Charges. As discussed under "Purchase of Shares" in the Prospectus, the CDSC may be waived on redemptions of Class B and Class C shares under certain circumstances. The conditions set forth below are applicable with respect to the following situations with the proper documentation:

         Death. CDSCs may be waived on redemptions within one year following the death (i) of the sole shareholder on an individual account,
(ii) of a joint tenant where the surviving joint tenant is the deceased's spouse, or (iii) of the beneficiary of a Uniform Gifts to Minors Act, Uniform Transfers to Minors Act or other custodial account. The CDSC waiver is also applicable in the case where the shareholder account is registered as community property. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the CDSC will be waived on any redemption from the estate account occurring within one year of the death. If Class B shares are not redeemed within one year of the death, they will remain Class B shares and be subject to the applicable CDSC, when redeemed.

         Disability. A CDSC may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended). To be eligible for such waiver,
(i) the disability must arise after the purchase of shares and (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

Purchases through the Distributor. An investor may purchase shares of a Portfolio through dealers which have entered into selected dealer agreements with the Distributor. An investor's dealer who has entered into a distribution arrangement with the Distributor is expected to forward purchase orders and payment promptly to the Portfolio. Orders received by the Distributor before the close of business will be executed at the offering price determined at the close of regular trading on the New York Stock Exchange (the "NYSE") that day. Orders received by the Distributor after the close of business will be executed at the offering price determined after the close of the NYSE on the next trading day. The Distributor reserves the right to cancel any purchase order for which payment has not been received by the fifth business day following the investment. A Portfolio will not be responsible for delays caused by dealers.

Purchase by Check. In the case of a new account, purchase orders by check must be submitted directly by mail to SunAmerica Fund Services, Mutual Fund Operations, The SunAmerica Center, 733 Third Avenue, New York, NY 10017-3204, together with payment for the purchase price of such shares and a completed New Account Application. Shares of each Portfolio may be purchased directly through the Transfer Agent. Upon receipt of the completed New Account Application and payment check, the Transfer Agent will purchase full and fractional shares of the applicable Portfolio at the net asset value next computed after the check is received, plus the applicable sales charge. Certified checks are not necessary, but checks are accepted subject to collection at full face value in United States funds and must be drawn on a bank located in the United States. There are restrictions on the redemption of shares purchased by check for which funds are being collected. (See "Redemption of Shares.")

Purchase through SAFS. SAFS will effect a purchase order on behalf of a customer who has an investment account upon confirmation of a verified credit balance at least equal to the amount of the purchase order (subject to the minimum $500 investment requirement for wire orders). If such order is received at or prior to 4:00 P.M., Eastern time, on a day the NYSE is open for business, the purchase of shares of a Portfolio will be effected on that day. If the order is received after 4:00 P.M., Eastern time, the order will be effected on the next business day.

Purchase by Federal Funds Wire. An investor may make purchases by having his or her bank wire Federal funds to the Fund's Transfer Agent. Federal funds purchase orders will be accepted only on a day on which the Fund and the Transfer Agent are open for business. In order to insure prompt receipt of a Federal funds wire, it is important that these steps be followed:


         1. You must have an existing SunAmerica Fund Account before wiring funds. To establish an account, complete the New Account Application and send it via facsimile to SunAmerica Fund Services at: (212) 551-5343.

         2. Call SunAmerica Fund Services' Shareholder/Dealer Services, toll free at (800) 858-8850, extension 5125 to obtain your new account number.

         3.   Instruct the bank to wire the specified amount to the Transfer
              Agent: State Street Bank and Trust Company, Boston, MA, ABA# 0110-00028; DDA# 99029712, SunAmerica [name of Portfolio, Class __] (include shareholder name and account number).


Waiver of Sales Charges with Respect to Certain Purchases of Class A Shares. To the extent that sales are made for personal investment purposes, the sales charge is waived as to Class A shares purchased by current or retired officers, directors, and other full-time employees of SunAmerica and its affiliates, as well as members of the selling group and family members of the foregoing. In addition, the sales charge is waived with respect to shares purchased by certain qualified retirement plans or employee benefit plans (other than IRAs), which are sponsored or administered by SunAmerica or an affiliate thereof. Further, the sales charge is waived with respect to shares purchased by "wrap accounts" for the benefit of clients of broker-dealers, financial institutions, financial planners or registered investment advisers adhering to the following standards established by the Distributor: (i) the broker-dealer, financial institution or financial planner charges its client(s) an advisory fee based on the assets under management on an annual basis, and (ii) such broker-dealer, financial institution or financial planner does not advertise that shares of the Portfolio may be purchased by clients at net asset value. Shares purchased under this waiver may not be resold except to the Portfolio. Shares are offered at net asset value to the foregoing persons because of anticipated economies in sales effort and sales related expenses. Reductions in sales charges apply to purchases or shares by a "single person" including an individual; members of a family unit comprising husband, wife and minor children; or a trustee or other fiduciary purchasing for a single fiduciary account. Complete details concerning how an investor may purchase shares at reduced sales charges may be obtained by contacting the Distributor.

Reduced Sales Charges (Class A Shares only). As discussed under "Purchase of Shares" in the Prospectus, investors in Class A shares of a Portfolio may be entitled to reduced sales charges pursuant to the following special purchase plans made available by the Fund.

         Combined Purchase Privilege. The following persons may qualify for the sales charge reductions or eliminations by combining purchases of Portfolio shares into a single transaction:

         (i) an individual, or a "company" as defined in Section 2(a)(8) of the 1940 Act (which includes corporations which are corporate affiliates of each other);

         (ii) an individual, his or her spouse and their minor children, purchasing for his, her or their own account;

         (iii) a trustee or other fiduciary purchasing for a single trust estate or single fiduciary account (including a pension, profit-sharing, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code);

         (iv) tax-exempt organizations qualifying under Section 501(c)(3) of the Internal Revenue Code (not including 403(b) plans);


         (v) employee benefit plans of a single employer or of affiliated employers, other than 403(b) plans; and

         (vi)  group purchases as described below.

         A combined purchase currently may also include shares of other funds in the SunAmerica Mutual Funds (other than money market funds) purchased at the same time through a single investment dealer, if the dealer places the order for such shares directly with the Distributor.

         Rights of Accumulation. A purchaser of Portfolio shares may qualify for a reduced sales charge by combining a current purchase (or combined purchases as described above) with shares previously purchased and still owned; provided the cumulative value of such shares (valued at cost or current net asset value, whichever is higher), amounts to $50,000 or more. In determining the shares previously purchased, the calculation will include, in addition to other Class A shares of the particular Portfolio that were previously purchased, shares of the other classes of the same Portfolio, as well as shares of any class of any other Portfolio or of any of the other Portfolios advised by SunAmerica, as long as such shares were sold with a sales charge or acquired in exchange for shares purchased with such a sales charge.

         The shareholder's dealer, if any, or the shareholder, must notify the Distributor at the time an order is placed of the applicability of the reduced charge under the Right of Accumulation. Such notification must be in writing by the dealer or shareholder when such an order is placed by mail. The reduced sales charge will not be granted if: (a) such information is not furnished at the time of the order; or (b) a review of the Distributor's or the Transfer Agent's records fails to confirm the investor's represented holdings.

         Letter of Intent. A reduction of sales charges is also available to an investor who, pursuant to a written Letter of Intent which is set forth in the New Account Application in the Prospectus, establishes a total investment goal in Class A shares of one or more Portfolios to be achieved through any number of investments over a thirteen-month period, of $50,000 or more. Each investment in such Portfolios made during the period will be subject to a reduced sales charge applicable to the goal amount. The initial purchase must be at least 5% of the stated investment goal and shares totaling 5% of the dollar amount of the Letter of Intent will be held in escrow by the Transfer Agent, in the name of the investor. Shares of any class of shares of any Portfolio, or of other funds advised by SunAmerica which impose a sales charge at the time of purchase, which the investor intends to purchase or has previously purchased during a 30-day period prior to the date of execution of the

Letter of Intent and still owns, may also be included in determining the applicable reduction; provided, the dealer or shareholder notifies the Distributor of such prior purchase(s).


         The Letter of Intent does not obligate the investor to purchase, nor the Fund to sell, the indicated amounts of the investment goal. In the event the investment goal is not achieved within the thirteen-month period, the investor is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charges actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor is authorized by the Letter of Intent to liquidate a sufficient number of escrowed shares to obtain such difference. If the goal is exceeded and purchases pass the next sales charge break-point, the sales charge on the entire amount of the purchase that results in passing that break-point, and on subsequent purchases, will be subject to a further reduced sales charge in the same manner as set forth above under "Rights of Accumulation," but there will be no retroactive reduction of sales charges on previous purchases. At any time while a Letter of Intent is in effect, a shareholder may, by written notice to the Distributor, increase the amount of the stated goal. In that event, shares of the applicable Portfolio purchased during the previous 90-day period and still owned by the shareholder will be included in determining the applicable sales charge. The 5% escrow and the minimum purchase requirement will be applicable to the new stated goal. Investors electing to purchase shares of one or more of the Portfolios pursuant to this purchase plan should carefully read such Letter of Intent.

         Reduced Sales Charge for Group Purchases. Members of qualified groups may purchase Class A shares of the Portfolios under the combined purchase privilege as described above.

         To receive a rate based on combined purchases, group members must purchase Class A shares of a Portfolio through a single investment dealer designated by the group. The designated dealer must transmit each member's initial purchase to the Distributor, together with payment and completed New Account Application. After the initial purchase, a member may send funds for the purchase of Class A shares directly to the Transfer Agent. Purchases of a Portfolio's shares are made at the public offering price based on the net asset value next determined after the Distributor or the Transfer Agent receives payment for the Class A shares. The minimum investment requirements described above apply to purchases by any group member.

         Qualified groups include the employees of a corporation or a sole proprietorship, members and employees of a partnership or association, or other organized groups of persons (the members of which may include other qualified groups) provided that: (i) the group has at least 25 members of which at least ten members participate in the initial purchase; (ii) the group has been in existence for at least six months; (iii) the group has some purpose in addition to the purchase of investment company shares at a reduced sales charge; (iv) the group's sole organizational nexus or connection is not that the members are credit card customers of a bank or broker-dealer, clients of an investment adviser or security holders of a company; (v) the group agrees to provide its designated investment dealer access to the group's membership by means of written communication or direct presentation to the membership at a meeting on not less frequently than an annual basis;
(vi) the group or its investment dealer will provide annual certification, in form satisfactory to the Transfer Agent, that the group then has at least 25 members and that at least ten members participated in group purchases during the immediately preceding 12 calendar months; and (vii) the group or its investment dealer will provide periodic certification, in form satisfactory to the Transfer Agent, as to the eligibility of the purchasing members of the group.


         Members of a qualified group include: (i) any group which meets the requirements stated above and which is a constituent member of a qualified group; (ii) any individual purchasing for his or her own account who is carried on the records of the group or on the records of any constituent member of the group as being a good standing employee, partner, member or person of like status of the group or constituent member; or (iii) any fiduciary purchasing shares for the account of a member of a qualified group or a member's beneficiary. For example, a qualified group could consist of a trade association which would have as its members individuals, sole proprietors, partnerships and corporations. The members of the group would then consist of the individuals, the sole proprietors and their employees, the members of the partnership and their employees, and the corporations and their employees, as well as the trustees of employee benefit trusts acquiring a Portfolio's shares for the benefit of any of the foregoing.

         Interested groups should contact their investment dealer or the Distributor. The Fund reserves the right to revise the terms of or to suspend or discontinue group sales with respect to shares of the Portfolio at any time.


            ADDITIONAL INFORMATION REGARDING REDEMPTION OF SHARES

         Reference is made to "Redemption of Shares" in the Prospectus for certain information as to the redemption of Portfolio shares.

         If the Directors determine that it would be detrimental to the best interests of the remaining shareholders of a Portfolio to make payment wholly or partly in cash, the Fund, having filed with the SEC a notification of election pursuant to Rule 18f-1 on behalf of each of the Portfolios, may pay the redemption price in whole, or in part, by a distribution in kind of securities from a Portfolio in lieu of cash. In conformity with applicable rules of the SEC, the Portfolios are committed to pay in cash all requests for redemption, by any shareholder of record, limited in amount with respect to each shareholder during any 90-day period to the lesser of (i) $250,000, or (ii) 1% of the net asset value of the applicable Portfolio at the beginning of such period. If shares are redeemed in kind, the redeeming shareholder would incur brokerage costs in converting the assets into cash. The method of valuing portfolio securities is described below in the section entitled "Determination of Net Asset Value," and such valuation will be made as of the same time the redemption price is determined.

                      DETERMINATION OF NET ASSET VALUE



         The Fund is open for business on any day the NYSE is open for regular trading. Shares are valued each day as of the close of regular trading on the NYSE (generally, 4:00 p.m., Eastern time). Each Portfolio calculates the net asset value of its shares separately by dividing the total value of each class's net assets by the shares of such class outstanding. The net asset value of a Portfolio's shares will also be computed on each other day in which there is a sufficient degree of trading in such Portfolio's securities that the net asset value of its shares might be materially affected by changes in the values of the portfolio securities; provided, however, that on such day the Fund receives a request to purchase or redeem such Portfolio's shares. The days and times of such computation may, in the future, be changed by the Directors in the event that the portfolio securities are traded in significant amounts in markets other than the NYSE, or on days or at times other than those during which the NYSE is open for trading.


         Securities that are actively traded over-the-counter, including listed securities for which the primary market is believed by the Adviser to be over-the-counter, are valued on the basis of the bid prices provided by principal market makers. Securities listed on the NYSE or other national securities exchanges, other than those principally traded over-the-counter, are valued on the basis of the last sale price on the exchange on which they are primarily traded. However, if the last sale price on the NYSE is different than the last sale price on any other exchange, the NYSE price will be used. If there are no sales on that day, then the securities are valued at the bid price on the NYSE or other primary exchange for that day. Options traded on national securities exchanges are valued at the last sale price on such exchanges preceding the valuation, and Futures and options thereon, which are traded on commodities exchanges, are valued at their last sale price as of the close of such commodities exchanges.

         Securities that are traded on foreign exchanges are ordinarily valued at the last quoted sales price available before the time when the assets are valued. If a securities price is available from more than one foreign exchange, a Portfolio uses the exchange that is the primary market for the security. Values of portfolio securities primarily traded on foreign exchanges are already translated into U.S. dollars when received from a quotation service.

         The above procedures need not be used to determine the value of debt securities owned by a Portfolio if, in the opinion of the Directors, some other method would more accurately reflect the fair market value of such debt securities in the quantities owned by such Portfolio. Securities for which quotations are not readily available and other assets are appraised at fair value, as determined pursuant to procedures adopted in good faith by the

Directors. Short-term debt securities are valued at their current market value or fair value, which for securities with remaining maturities of 60 days or less has been determined in good faith by the Directors to be represented by amortized cost value, absent unusual circumstances. A pricing service may be utilized to value the Portfolio's assets under the procedures set forth above. Any use of a pricing service will be approved and monitored by the Directors. The value of all assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at the mean between the bid and offered prices of such currencies against U.S. dollars last quoted by any large New York bank which is a dealer in foreign currency.

         The values of securities held by the Portfolios, and other assets used in computing net asset value, are determined as of the time trading in such securities is completed each day, which in the case of foreign securities may be at a time prior to the close of regular trading on the NYSE. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determinations of such values or exchange rates are made and the close of regular trading on the NYSE. When such events materially affect the values of securities held by the Portfolio or their liabilities, such securities and liabilities will be valued at fair value as determined in good faith by the Directors.

                              PERFORMANCE DATA


         Each Portfolio may advertise performance data that reflects various measures of total return and each Portfolio may advertise data that reflects yield. An explanation of the data presented and the methods of computation that will be used are as follows.

         A Portfolio's performance may be compared to the historical returns of various investments, performance indices of those investments or economic indicators, including, but not limited to, stocks, bonds, certificates of deposit, money market funds and U.S. Treasury Bills. Certain of these alternative investments may offer fixed rates of return and guaranteed principal and may be insured.

         Average annual total return is determined separately for Class A, Class B and Class C shares in accordance with a formula specified by the SEC. Average annual total return is computed by finding the average annual compounded rates of return for the 1-, 5-, and 10-year periods or for the lesser included periods of effectiveness. The formula used is as follows:



                               P(1 + T)n = ERV


               P      =    a hypothetical initial purchase payment of $1,000


               T      =    average annual total return

               N      =    number of years

               ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10- year periods at the end of the 1-, 5-, or 10-year periods (or fractional portion thereof).

         The above formula assumes that:

         1. The maximum sales load (i.e., either the front-end sales load in the case of the Class A shares or the deferred sales load that would be applicable to a complete redemption of the investment at the end of the specified period in the case of the Class B or Class C shares) is deducted from the initial $1,000 purchase payment;

         2. All dividends and distributions are reinvested at net asset value; and

         3. Complete redemption occurs at the end of the 1-, 5-, or 10- year periods or fractional portion thereof with all nonrecurring charges deducted accordingly.

         Each Portfolio may advertise cumulative, rather than average return, for each class of its shares for periods of time other than the 1-, 5-, and 10-year periods or fractions thereof, as discussed above. Such return data will be computed in the same manner as that of average annual total return, except that the actual cumulative return will be computed.

Comparisons

         Each Portfolio may compare its total return or yield to similar measures as calculated by various publications, services, indices, or averages. Such comparisons are made to assist in evaluating an investment in a Portfolio. The following references may be used:

         a) Dow Jones Composite Average or its component averages -- an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks (Dow Jones Utilities Average), and 20 transportation company stocks (Dow Jones Transportation Average). Comparisons of performance assume reinvestment of dividends.

         b) Standard & Poor's 500 Stock Index or its component indices -- an unmanaged index composed of 400 industrial stocks, 40 financial stocks, 40 utilities stocks, and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.


               Standard & Poor's 100 Stock Index -- an unmanaged index based on the prices of 100 blue chip stocks, including 92 industrials, one utility, two transportation companies, and five financial institutions. The Standard & Poor's 100 Stock Index is a smaller, more flexible index for options trading.

         c) The New York Stock Exchange composite or component indices -- unmanaged indices of all industrial, utilities, transportation, and finance stocks listed on the New York Stock Exchange.

         d) Wilshire 5000 Equity Index or its component indices -- represents the return on the market value of all common equity securities for which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

         e) Lipper: Mutual Fund Performance Analysis, Fixed Income Analysis, and Mutual Fund Indices -- measures total return and average current yield for the mutual fund industry. Ranks individual mutual fund performance over specified time periods assuming reinvestment of all distributions, exclusive of sales charges.

         f) CDA Mutual Fund Report, published by CDA Investment Technologies, analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.

         g) Mutual Fund Source Book, published by Morningstar -- analyzes price, risk and total return for the mutual fund industry.

         h) Financial publications: Wall Street Journal, Business Week, Changing Times, Financial World, Forbes, Fortune, Money, Pension and Investment Age, United Mutual Fund Selector, and Wiesenberger Investment Companies Service, and other publications containing financial analyses which rate mutual fund performance over specified time periods.

         i) Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics -- a statistical measure of periodic change in the price of goods and services in major expenditure groups.

         j) Stocks, Bonds, Bills, and Inflation, published by Ibbotson Associates -- historical measure of yield, price, and total return for common and small company stock, long-term government bonds, treasury bills, and inflation.

         k) Savings and Loan Historical Interest Rates as published in the U.S. Savings & Loan League Fact Book.

         l) Shearson-Lehman Municipal Bond Index and Government/Corporate Bond Index -- unmanaged indices that track a basket of intermediate and long-term bonds. Reflect total return and yield and assume dividend reinvestment.


         m) Salomon GNMA Index published by Salomon Brothers Inc. -- Market value of all outstanding 30-year GNMA Mortgage Pass-Through Securities that includes single family and graduated payment mortgages.

               Salomon Mortgage Pass-Through Index published by Salomon Brothers Inc. --Market value of all outstanding agency mortgage pass-through securities that includes 15- and 30-year FNMA, FHLMC and GNMA Securities.

         n) Value Line Geometric Index -- broad based index made up of approximately 1700 stocks each of which have an equal weighting.

         o) Morgan Stanley Capital International EAFE Index -- an arithmetic, market value-weighted average of the performance of over 900 securities on the stock exchanges of countries in Europe, Australia and the Far East.

         p) Goldman Sachs 100 Convertible Bond Index -- currently includes 67 bonds and 33 preferred stocks. The original list of names was generated by screening for convertible issues of $100 million or more in market capitalization. The index is priced monthly.

         q) Salomon Brothers High Grade Corporate Bond Index -- consists of publicly issued, non-convertible corporate bonds rated "AA" or "AAA". It is a value-weighted, total return index, including approximately 800 issues.

         r) Salomon Brothers Broad Investment Grade Bond Index -- is a market-weighted index that contains approximately 4700 individually priced investment grade corporate bonds rated "BBB" or better, U.S. Treasury/agency issues and mortgage pass-through securities.

         s) Salomon Brothers World Bond Index -- measures the total return performance of high-quality securities in major sectors of the international bond market. The index covers approximately 600 bonds from 10 currencies:

              Australian Dollars Netherlands Guilders
              Canadian Dollars                          Swiss Francs
              European Currency Units                   UK Pound Sterling
              French Francs                             U.S. Dollars
              Japanese Yen                              German Deutsche Marks

         t) J.P. Morgan Global Government Bond Index -- a total return, market capitalization-weighted index, rebalanced monthly, consisting of the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, The Netherlands, Spain, Sweden, the United Kingdom, and the United States.

         u) Shearson Lehman LONG-TERM Treasury Bond Index -- is comprised of all bonds covered by the Shearson Lehman Hutton Treasury Bond Index with maturities of 10 years or greater.

         v) NASDAQ Industrial Index -- is comprised of more than 3,000 industrial issues. It is a value-weighted index calculated on pure change only and does not include income.

         w) The MSCI Combined Far East Free ex Japan Index -- a market capitalization weighted index comprised of stocks in Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore and Thailand. Korea is included in this index at 20% of its market capitalization.

         x) First Boston High Yield Index -- generally includes over 180 issues with an average maturity range of seven to ten years with a minimum capitalization of $100 million. All issues are individually trader-priced monthly.

         y) Morgan Stanley Capital International World Index -- An arithmetic, market value-weighted average of the performance of over 1,470 securities listed on the stock exchanges of countries in Europe, Australia, the Far East, Canada and the United States.

         z) Russell 2000 and 3000 Indices -- represents the top 2,000 and the next 3,000 stocks traded on the New York Stock Exchange, American Stock Exchange and National Association of Securities Dealers Automated Quotations, by market capitalizations.

         aa) Russell Midcap Growth Index -- contains those Russell Midcap securities with a greater-than-average growth orientation. The stocks are also members of the Russell 1000 Growth Index, the securities in which tend to exhibit higher price-to-book and price earnings ratios, lower dividend yields and higher forecasted growth values than the Value universe.

         In assessing such comparisons of performance, an investor should keep in mind that the composition of the investments in the reported indices and averages is not identical to a Portfolio's portfolio, that the averages are generally unmanaged and that the items included in the calculations of such averages may not be identical to the formula used by a Portfolio to calculate its figures.

Specifically, a Portfolio may compare its performance to that of certain indices which include securities with government guarantees. However, a Portfolio's shares do not contain any such guarantees. In addition, there can be no assurance that a Portfolio will continue its performance as compared to such other standards.

                     DIVIDENDS, DISTRIBUTIONS AND TAXES

Dividends and Distributions. Each Portfolio intends to distribute to the registered holders of its shares substantially all of its net investment income, which includes dividends, interest and net short-term capital gains, if any, in excess of any net long-term capital losses. Each Portfolio intends to distribute any net long-term capital gains in excess of any net short-term capital losses. The current policy of each Portfolio is to pay investment income dividends, if any, at least annually. Each Portfolio intends to pay net capital gains, if any, annually. In determining amounts of capital gains to be distributed, any capital loss carry-forwards from prior years will be offset against capital gains.

         Distributions will be paid in additional Portfolio shares based on the net asset value at the close of business on the Ex or reinvestment date, unless the dividends total in excess of $10.00 per distribution period and the shareholder notifies the Portfolio at least five business days prior to the payment date to receive such distributions in cash.

Taxes. Each Portfolio intends to qualify and elect to be taxed as a regulated investment company under Subchapter M of the Code for each taxable year. In order to be qualified as a regulated investment company, each Portfolio generally must, among other things, (a) derive at least 90% of its gross income from dividends, interest, proceeds from loans of stock or securities and certain other related income; (b) derive less than 30% of its gross income from the sale or other disposition of stock or securities held less than 3 months; and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) 50% of the market value of each Portfolio's assets is represented by cash, government securities, securities of other regulated investment companies and other securities limited, in respect of any one issuer, to an amount no greater than 5% of each Portfolio's assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than government securities or the securities of other regulated investment companies).

         As a regulated investment company, each Portfolio will not be subject to U.S. Federal income tax on its income and capital gains which it distributes as dividends or capital gains distributions to shareholders provided that it distributes to shareholders at least 90% of its investment company taxable income for the taxable year. Each Portfolio intends to distribute sufficient income to meet this qualification requirement.

         Under the Code, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To avoid the tax, each Portfolio must distribute during each calendar year (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses for the 12-month period ending on October 31 of the calendar year, and (3) all ordinary income and net capital gains for the previous years that were not distributed during such years. To avoid application of the excise tax, each Portfolio intends to make distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the calendar year if declared by a Portfolio in October, November or December of such year, payable to shareholders of record on a date in such month and paid by such Portfolio during January of the following year. Any such distributions paid during January of the following year will be taxable to shareholders as of such December 31, rather than the date on which the distributions are received.

         Distributions of net investment income and short-term capital gains are taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional shares or in cash. The portion of such dividends received from each Portfolio that will be eligible for the dividends received deduction for corporations will be determined on the basis of the amount of each Portfolio's gross income, exclusive of capital gains from sales of stock or securities, which is derived as dividends from domestic corporations, other than certain tax-exempt corporations and certain real estate investment trusts, and will be designated as such in a written notice to shareholders mailed not later than 60 days after the end of each fiscal year. It is not anticipated that the dividends paid by the International Equity Portfolio will be eligible for the dividends-received deduction. Distributions of net long-term capital gains, if any, are taxable as long-term capital gains regardless of whether the shareholder receives such distributions in additional shares or in cash or how long the investor has held his or her shares, and are not eligible for the dividends received deduction for corporations.

         Upon a sale or exchange of its shares, a shareholder will realize a taxable gain or loss depending upon its basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term capital gain or loss if the shares have been held for more than one year. Generally, any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. Any loss realized by a shareholder on the sale of shares of a Portfolio held by the shareholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of net capital gains received by the shareholder with respect to such shares.

         Under certain circumstances (such as the exercise of an exchange privilege), the tax effect of sales load charges imposed on the purchase of shares in a regulated investment company is deferred if the shareholder does not hold the shares for at least 90 days.

         Income received by a Portfolio from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Income tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to determine in advance the effective rate of foreign tax to which a Portfolio will be subject, since the amount of that Portfolio's assets to be invested in various countries is not known. It is not anticipated that any Portfolio (other than the International Equity Portfolio) will qualify to pass through to its shareholders the ability to claim as a foreign tax credit their respective shares of foreign taxes paid by such Portfolio. If more than 50% in value of the Portfolio's total assets at the close of its taxable year consists of securities of foreign corporations, the Portfolio will be eligible, and intends, to file an election with the Internal Revenue Service pursuant to which shareholders of the Portfolio will be required to include their proportionate share of such foreign taxes in their U.S. income tax returns as gross income, treat such proportionate share as taxes paid by them, and deduct such proportionate share in computing their taxable incomes or, alternatively, use them as foreign tax credits against their U.S. income taxes. No deductions for foreign taxes, however, may be claimed by non-corporate shareholders who do not itemize deductions. Of course, certain retirement accounts which are not subject to tax cannot claim foreign tax credits on investments in foreign securities held in the Portfolio. A shareholder that is a nonresident alien individual or a foreign corporation may be subject to U.S. withholding tax on the income resulting from the Portfolio's election described in this paragraph but may not be able to claim a credit or deduction against such U.S. tax for the foreign taxes treated as having been paid by such shareholder.

         Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Portfolio accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such Portfolio actually collects such receivables or pays such liabilities are treated as ordinary income or ordinary loss. Similarly, gains or losses on forward foreign currency exchange contracts, foreign currency gains or losses from futures contracts that are not "regulated futures contracts" and from unlisted non-equity options, gains or losses from sale of currencies or dispositions of debt securities denominated in a foreign currency attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security and the date of disposition generally also are treated as ordinary gain or loss. These gains, referred to under the Code as "Section 988" gains or losses, increase or decrease the amount of each Portfolio's investment company taxable income available to be distributed to its shareholders as ordinary income. Additionally, if Code
Section 988 losses exceed other investment company taxable income during a taxable year, a Portfolio would not be able to make any ordinary dividend distributions, and any distributions made in the same taxable year may be recharacterized as a return of capital to shareholders, thereby reducing the basis of each shareholder's Portfolio shares. In certain cases, a Portfolio may be entitled to elect to treat foreign currency gains on forward or futures contracts, or options thereon, as capital gains.

         The Code includes special rules applicable to the listed non-equity options, regulated futures contracts, and options on futures contracts which a Portfolio may write, purchase or sell. Such options and contracts are classified as Section 1256 contracts under the Code. The character of gain or loss resulting from the sale, disposition, closing out, expiration or other termination of Section 1256 contracts, except forward foreign currency exchange contracts, is generally treated as long-term capital gain or loss to the extent of 60% thereof and short-term capital gain or loss to the extent of 40% thereof ("60/40 gain or loss"). Such contracts, when held by a Portfolio at the end of a fiscal year, generally are required to be treated as sold at market value on the last day of such fiscal year for Federal income tax purposes ("marked-to-market"). Over-the-counter options are not classified as Section 1256 contracts and are not subject to the marked-to-market rule or to 60/40 gain or loss treatment. Any gains or losses recognized by a Portfolio from transactions in over-the-counter options generally constitute short-term capital gains or losses. When call options written, or put options purchased, by a Portfolio are exercised, the gain or loss realized on the sale of the underlying securities may be either short-term or long-term, depending on the holding period of the securities. In determining the amount of gain or loss, the sales proceeds are reduced by the premium paid for the puts or increased by the premium received for calls.

         A substantial portion of each Portfolio's transactions in options, futures contracts and options on futures contracts, particularly its hedging transactions, may constitute "straddles" which are defined in the Code as offsetting positions with respect to personal property. A straddle consisting of a listed option, futures contract, or option on a futures contract and of U.S. Government securities would constitute a "mixed straddle" under the Code. The Code generally provides with respect to straddles (i) "loss deferral" rules which may postpone recognition for tax purposes of losses from certain closing purchase transactions or other dispositions of a position in the straddle to the extent of unrealized gains in the offsetting position, (ii) "wash sale" rules which may postpone recognition for tax purposes of losses where a position is sold and a new offsetting position is acquired within a prescribed period, (iii) "short sale" rules which may terminate the holding period of securities owned by a Portfolio when offsetting positions are established and which may convert certain losses from short-term to long-term, and (iv) "conversion transaction" rules which recharacterize capital gains as ordinary income. The Code provides that certain elections may be made for mixed straddles that can alter the character of the capital gain or loss recognized upon disposition of positions which form part of a straddle. Certain other elections also are provided in the Code; no determination has been reached to make any of these elections.

         Each Portfolio may purchase debt securities (such as zero-coupon or pay-in-kind securities) that contain original issue discount. Original issue discount that accrues in a taxable year is treated as earned by a Portfolio and therefore is subject to the distribution requirements of the Code. Because the original issue discount earned by the Portfolio in a taxable year may not be represented by cash income, the Portfolio may have to dispose of other securities and use the proceeds to make distributions to shareholders.

         A Portfolio may be required to backup withhold U.S. Federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide their correct taxpayer identification number or fail to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against a shareholder's U.S. Federal income tax liability. Any distributions of net investment income or short-term capital gains made to a foreign shareholder will be subject to U.S. withholding tax of 30% (or a lower treaty rate if applicable to such shareholder).


         The Fund may, from time to time, invest in "passive foreign investment companies" (PFICs). A PFIC is a foreign corporation that, in general, meets either of the following tests: (a) at least 75% of its gross income is passive or (b) an average of at least 50% of its assets produce, or are held for the production of, passive income. If the Fund acquires and holds stock in a PFIC beyond the end of the year of its acquisition, the Fund will be subject to federal income tax on a portion of any "excess distribution" received on the stock or of any gain from disposition of the stock (collectively, PFIC income), plus interest thereon, even if the Fund distributes the PFIC income as a taxable dividend to its shareholders. The balance of the PFIC income will be included in the Fund's investment company taxable income and, accordingly, will not be taxable to it to the extent that income is distributed to its shareholders. Proposed Treasury regulations provide that the Fund may make a "mark-to-market" election with respect to any stock it holds of a PFIC. If the election is in effect, at the end of the Fund's taxable year, the Fund will recognize the amount of gains, if any, with respect to PFIC stock. No loss will be recognized on PFIC stock. Alternatively, the Fund may elect to treat any PFIC in which it invests as a "qualified electing fund," in which case, in lieu of the foregoing tax and interest obligation, the Fund will be required to include in income each year its pro rata share of the qualified electing fund's annual ordinary earnings and net capital gain, even if they are not distributed to the Fund; those amounts would be subject to the distribution requirements applicable to the Fund described above. It may be very difficult, if not impossible, to make this election because of certain requirements thereof.

         The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury regulations currently in effect. Shareholders are urged to consult their tax advisors regarding specific questions as to Federal, state and local taxes. In addition, foreign investors should consult with their own tax advisors regarding the particular tax consequences to them of an investment in each Portfolio. Qualification as a regulated investment company under the Code for tax purposes does not entail government supervision of management and investment policies.

                              RETIREMENT PLANS

         Shares of each Portfolio are eligible to be purchased in conjunction with various types of qualified retirement plans. The summary below is only a brief description of the Federal income tax laws for each plan and does not purport to be complete. Further information or an application to invest in shares of a Portfolio by establishing any of the retirement plans described below may be obtained by calling Retirement Plans at (800) 858-8850. However, it is recommended that a shareholder considering any retirement plan consult a tax adviser before participating.

Pension and Profit-Sharing Plans. Sections 401(a) and 401(k) of the Code permit business employers and certain associations to establish pension and profit sharing plans for employees. Shares of a Portfolio may be purchased by those who would have been covered under the rules governing old H.R. 10 (Keogh) Plans, as well as by corporate plans. Each business retirement plan provides tax advantages for owners and participants. Contributions made by the employer are tax-deductible, and participants do not pay taxes on contributions or earnings until withdrawn.


Tax-Sheltered Custodial Accounts. Section 403(b)(7) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code, to purchase shares of a Portfolio and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes.


Individual Retirement Accounts (IRA). Section 408 of the Code permits eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, commonly referred to as SEP-IRA. These IRAs are subject to limitations with respect to the amount that may be contributed, the eligibility of individuals to make contributions, the amount if any, entitled to be contributed on a deductible basis, and the time in which distributions would be allowed to commence. In addition, certain distributions from some other types of retirement plans may be placed on a tax-deferred basis in an IRA.

Salary Reduction Simplified Employee Pension. This plan was introduced by a provision of the Tax Reform Act of 1986 as a unique way for small employers to provide the benefit of retirement planning for their employees.
Contributions are deducted from the employee's paycheck before tax deductions and are deposited into an IRA by the employer. These contributions are not included in the employee's income and therefore are not reported or deducted on his or her tax return.

                            DESCRIPTION OF SHARES

         Ownership of the Fund is represented by shares of common stock. The total number of shares which the Fund has authority to issue is one billion (1,000,000,000) shares of common stock (par value $0.0001 per share), amounting in aggregate par value to one hundred thousand dollars ($100,000.00).

         Currently, four Portfolios of shares of the Fund have been authorized pursuant to the Articles: the Aggressive Growth Portfolio, the Mid-Cap Growth Portfolio, the Value Portfolio and the International Equity Portfolio. Each Portfolio has been divided into four classes of shares, designated as Class A, Class B, Class C and Class Z. The Directors may authorize the creation of additional Portfolios of shares so as to be able to offer to investors additional investment portfolios within the Fund that would operate independently from the Fund's present portfolios, or to distinguish among shareholders, as may be necessary, to comply with future regulations or other unforeseen circumstances. Each Portfolio of the Fund's shares represents the interests of the shareholders of that Portfolio in a particular portfolio of Fund assets. In addition, the Directors may authorize the creation of additional classes of shares in the future, which may have fee structures different from those of existing classes and/or may be offered only to certain qualified investors.

         Shareholders are entitled to a full vote for each full share held. The Directors have terms of unlimited duration (subject to certain removal procedures) and have the power to alter the number of Directors, and appoint their own successors, provided that at all times at least a majority of the Directors have been elected by shareholders. The voting rights of shareholders are not cumulative, so that holders of more than 50% of the shares voting can, if they choose, elect all Directors being elected, while the holders of the remaining shares would be unable to elect any Directors. Although the Fund need not hold annual meetings of shareholders, the Directors may call special meetings of shareholders for action by shareholder vote as may be required by the 1940 Act or the Articles. Also, a shareholders meeting must be called, if so requested in writing by the holders of record of 10% or more of the outstanding shares of the Fund. In addition, the Directors may be removed by the action of the holders of record of two-thirds or more of the outstanding shares. All Portfolios of shares will vote with respect to certain matters, such as election of Directors. When all Portfolios are not affected by a matter to be voted upon, such as approval of investment advisory agreements or changes in a Portfolio's policies, only shareholders of the Portfolios affected by the matter may be entitled to vote.

         The classes of shares of a given Portfolio are identical in all respects, except that (i) each class may bear differing amounts of certain class-specific expenses, (ii) Class A shares are subject to an initial sales charge, a distribution fee and an ongoing account maintenance and service fee,
(iii) Class B shares are subject to a CDSC, a distribution fee and an ongoing account maintenance and service fee, (iv) Class B shares convert automatically to Class A shares on the first business day of the month seven years after the purchase of such Class B Shares, (v) Class C shares are subject to a CDSC, and an ongoing account maintenance and service fee, (vi) each class has voting rights on matters that pertain to the Rule 12b-1 plan adopted with respect to such class, except that under certain circumstances, the holders of Class B shares may be entitled to vote on material changes to the Class A Rule 12b-1 plan, and (vii) each class of shares will be exchangeable only into the same class of shares of any other Portfolio or other SunAmerica Funds that offer that class. All shares of the Fund issued and outstanding and all shares offered by the Prospectus when issued, are fully paid and non-assessable. Shares have no preemptive or other subscription rights and are freely transferable on the books of the Fund. In addition, shares have no conversion rights, except as described above.


         The Articles provide that no Director, officer, employee or agent of the Fund is liable to the Fund or to a shareholder, nor is any Director, officer, employee or agent liable to any third persons in connection with the affairs of the Fund, except as such liability may arise from his or its own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties. It also provide that all third persons shall look solely to the Fund's property for satisfaction of claims arising in connection with the affairs of the Fund. With the exceptions stated, the Articles provides that a Director, officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Fund. The Fund shall continue, without limitation of time, subject to the provisions in the Articles concerning termination by action of the shareholders.

                           ADDITIONAL INFORMATION

Computation of Offering Price per Share

         The following is the offering price calculation for each Class of shares of each Portfolio. The Class A and Class B calculations are based on the value of each Portfolio's net assets and number of shares outstanding on the date such shares were first offered for sale to public investors. The Class C calculations are based on the estimated value of each Portfolio's net assets and number of Class C shares outstanding on the date such shares are first offered for sale to public investors.


                                    Aggressive Growth                      Mid-Cap Growth
                                    Portfolio                              Portfolio
                      --------------------------------------- --------------------------------------
                        Class A      Class B       Class C      Class A      Class B      Class C
                      ------------ ------------- ------------ ------------ ------------ ------------
         Net Assets   $18,722,750   $18,722,750   $1,161,162  $21,054,557  $15,551,069    $855,241

         Number of      2,499,347     1,500,130       92,971    1,910,365    1,415,269       77,837
         Shares
         Outstanding

         Net Asset         $12.51        $12.48       $12.49       $11.02       $10.99       $10.99
         Value Per
          Share
         (net assets
          divided
         by number
          of shares)

         Sales               0.76          None         None         0.67         None         None
         charge for
          Class A
         Shares:
          5.75% of
         offering
          price
         (6.10% of
         net asset
         value per
          share)*...

         Offering          $13.27        $12.48       $12.49       $11.69       $10.99       $10.99
         Price......



-----------------------

* Rounded to nearest one-hundred percent; assumes maximum sales charge is applicable.

                                   Value Portfolio                 International Equity Portfolio
                      --------------------------------------- --------------------------------------
                        Class A      Class B       Class C      Class A      Class B      Class C
                      ------------ ------------- ------------ ------------ ------------ ------------
         Net Assets   $35,690,592   $25,641,412   $1,875,057  $22,994,862  $14,123,293   $1,094,630

         Number of      2,636,181     1,898,972      138,863    1,841,936    1,134,927       87,909
         Shares
         Outstanding

         Net Asset         $13.54        $13.50       $13.50       $12.48       $12.44       $12.45
         Value Per
          Share
         (net assets
          divided
         by number
          of shares) ...

         Sales               0.83          None         None         0.76         None         None
         charge for
          Class A
         Shares:
          5.25% of
         offering
          price
         (5.54 of
         net asset
         value per
          share)* ..

         Offering          $14.37        $13.50       $13.50       $13.24       $12.44       $12.45
         Price .....


-----------------------

* Rounded to nearest one-hundred percent; assumes maximum sales charge is applicable.


Reports to Shareholders. The Fund sends audited annual and unaudited semi-annual reports to shareholders of each of the Portfolios. In addition, the Transfer Agent sends a statement to each shareholder having an account directly with the Fund to confirm transactions in the account.



Custodian and Transfer Agency. State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, MA 02171, serves as Custodian and Transfer Agent for the Portfolios and in those capacities maintains certain financial and accounting books and records pursuant to agreements with the Fund. Transfer agent functions are performed for State Street by National Financial Data Services, P.O. Box 419572, Kansas City, MO 64141-6572, an affiliate of State Street.


Independent Accountants and Legal Counsel. Price Waterhouse LLP, 1177 Avenue of the Americas, New York, NY 10036, has been selected to serve as the Fund's independent accountants and in that capacity examines the annual financial statements of the Fund. The firm of Shereff, Friedman, Hoffman & Goodman, LLP, 919 Third Avenue, New York, NY 10022, has been selected as legal counsel to the Fund.

                            FINANCIAL STATEMENTS


         Set forth following this Statement of Additional Information is the Statement of Assets and Liabilities of Style Select Series, Inc., as of November 12, 1996 and the unaudited financial statements for the period ended April 30, 1997.

                                  APPENDIX

                 CORPORATE BOND AND COMMERCIAL PAPER RATINGS



Description of Moody's Investor's Service's Corporate Ratings

         Aaa Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

         A Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B Bonds which are rated B generally lack characteristics of desirable investments. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

         Ca Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.


         Note: Moody's may apply numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of the generic rating category.

Description of Moody's Commercial Paper Ratings

The term "commercial paper" as used by Moody's means promissory obligations not having an original maturity in excess of nine months. Moody's makes no representations as to whether such commercial paper is by any other definition "commercial paper" or is exempt from registration under the Securities Act.

         Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's makes no representation that such obligations are exempt from registration under the Securities Act, nor does it represent that any specific note is a valid obligation of a rated issuer or issued in conformity with any applicable law. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

         Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:

         --  Leading market positions in well established industries
         --  High rates of return on funds employed
         -- Conservative capitalization structures with moderate reliance on debt and ample asset protection
         -- Broad margins in earnings coverage of fixed financial charges and high internal cash generation
         -- Well established access to a range of financial markets and assured sources of alternate liquidity.

         Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but
to a  lesser  degree.   Earnings  trends  and  coverage  ratios,   while
sound,   will  be  more
subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

         Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

         Issuers rated Not Prime do not fall within any of the Prime rating categories.

         If an issuer represents to Moody's that its commercial paper obligations are supported by the credit of another entity or entities, then the name or names of such supporting entity or entities are listed within parentheses beneath the name of the issuer, or there is a footnote referring the reader to another page for the name or names of the supporting entity or entities. In assigning ratings to such issuers, Moody's evaluates the financial strength of the indicated affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment. Moody's makes no representation and gives no opinion on the legal validity or enforceability of any support arrangement. You are cautioned to review with your counsel any questions regarding particular support arrangements.

         Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations.

Description of Standard & Poor's Corporate Debt Ratings

         A Standards & Poor's corporate or municipal rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligers such as guarantors, insurers, or lessees.

         The debt rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.


         The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other reasons.

         The ratings are based, in varying degrees, on the following considerations: (1) likelihood of default capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature of and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

         AAA Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

         AA Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest-rated issues only in small degree.

         A Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

         BBB Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than for debt in higher-rated categories.

                  Debt rated BB, B, CCC, CC and C are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions.

         BB Debt rated BB has less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payment. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.

         B Debt rated B has a greater vulnerability to default but presently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions would likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

         CCC Debt rated CCC has a current identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payments of interest and repayments of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

         CC The rating CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC rating.

         C The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed but debt service payments are continued.

         CI The rating CI is reserved for income bonds on which no interest is being paid.

         D Debt rated D is in default. The D rating is assigned on the day an interest or principal payment is missed. The D rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

         Plus (+) or minus (-): The ratings of AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within these ratings categories.

         Provisional ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood or risk of default upon failure of such completion. The investor should exercise judgment with respect to such likelihood and risk.

         L The letter "L" indicates that the rating pertains to the principal amount of those bonds to the extent that the underlying deposit collateral is insured by the Federal Savings & Loan Insurance Corp. or the Federal Deposit Insurance Corp. and interest is adequately collateralized.

         * Continuance of the rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.

         NR Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

         Debt Obligations of Issuers outside the United States and its territories are rated on the same basis as domestic corporate and municipal issues. The ratings measure the credit-worthiness of the obligor but do not take into account currency exchange and related uncertainties.

Bond Investment Quality Standards: Under present commercial bank regulations issued by the Comptroller of the Currency, bonds rated in the top four categories ("AAA", "AA", "A", "BBB", commonly known as "investment grade" ratings) are generally regarded as eligible for bank investment. In addition, the laws of various states governing legal investments impose certain rating or other standards for obligations eligible for investment by savings banks, trust companies, insurance companies and fiduciaries generally.

Description of Standard & Poor's Commercial Paper Ratings.

         A Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of not more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest.

         A Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety.

         A-1 This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

         A-2 Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated "A-1".

         A-3 Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effect of changes in circumstances than obligations carrying the higher designations.

         B Issues rated "B" are regarded as having only adequate capacity for timely payment. However, such capacity may be damaged by changing conditions or short-term adversities.

         C This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

         D This rating indicates that the issue is either in default or is expected to be in default upon maturity.

         The commercial paper rating is not a recommendation to purchase or sell a security. The ratings are based on current information furnished to Standard & Poor's by the issuer or obtained from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information.

Style Select Series, Inc.
Statement of Assets and Liabilities at November 12, 1996

                                           Aggressive         Mid-Cap                        International
                                        Growth Portfolio      Growth           Value            Equity
                                                             Portfolio       Portfolio         Portfolio
--------------------------------------- ----------------- ---------------- --------------- ------------------
ASSETS:
         Cash..........................          $25,000          $25,000         $25,000            $25,000

         Deferred organization
           expenses (Note 1)...........           75,000           75,000          75,000             75,000
                                                  ------           ------          ------             ------

             Total Assets..............          100,000          100,000         100,000            100,000
                                                 -------          -------         -------            -------


LIABILITIES:
         Organizational
           expenses payable (Note 1)...           75,000           75,000          75,000             75,000

         Commitments (Notes 1 and 2)...              -0-              -0-             -0-                -0-
                                                     ---              ---             ---                ---

             Total Liabilities.........           75,000           75,000          75,000             75,000
                                                  ------           ------          ------             ------

                Net Assets.............          $25,000          $25,000         $25,000            $25,000
                                                 =======          =======         =======            =======


Net Asset Value Per Share
         Class A (25,000,000 shares
           authorized per class)
           ($12,500/1,000 net assets
           and shares outstanding for
           each portfolio
           respectively)...............           $12.50           $12.50           $12.50           $12.50
                                                  ======           ======           ======           ======

         Class B (25,000,000 shares
           authorized per class)
           ($12,500/1,000 net assets
           and shares outstanding for
           each portfolio
           respectively)................          $12.50           $12.50           $12.50           $12.50
                                                  ======           ======           ======           ======

                        See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENT

Note 1. Organization

Style Select Series, Inc. (the "Fund") is an open-end management investment company that was organized as a Maryland corporation on July 3, 1996. To date the Fund has had no transactions other than those relating to organizational matters and the sale of 8,000 shares of common stock at a price of $12.50 per share for $100,000 to SunAmerica Asset Management Corp. ("SunAmerica"). The Fund is registered under the Investment Company Act of 1940, as amended (the "Act"). Organizational expenses of the Fund incurred prior to the offering of the Fund's shares will be paid by SunAmerica. It is currently estimated that SunAmerica will incur, and be reimbursed by the Fund for, approximately $300,000 in organizational expenses. These expenses will be deferred and amortized by the Fund on a straight-line basis over a period not to exceed five years from the commencement of the Fund's operations. In the event that, at any time during the five year period beginning with the commencement of operations, the initial shares acquired by SunAmerica are redeemed, by any holder thereof, the redemption proceeds payable in respect of such shares will be reduced by the pro rata share (based on the proportionate share of the initial shares redeemed to the total number of original shares outstanding at the time of the redemption) of the then unamortized deferred organizational expenses as of the date of such redemption.

         The Fund currently offers four separate investment portfolios (each a "Portfolio"): Aggressive Growth Portfolio, Mid-Cap Growth Portfolio, Value Portfolio and International Equity Portfolio. The investment objectives for each of the Portfolios are as follows:

         Aggressive Growth Portfolio seeks long-term growth of capital by investing primarily in equity securities which have a market capitalization of less than $1 billion.

         Mid-Cap Growth Portfolio seeks long-term growth of capital by investing primarily in equity securities which have a market capitalization of $1 billion to $5 billion.

         Value Portfolio seeks long-term growth of capital by investing primarily in equity securities using a "value" style of investing.

         International Equity Portfolio seeks long-term growth of capital by investing in equity securities of issuers in countries other than the United States.

         Each Portfolio currently offers two classes of shares. Class A shares are offered at net asset value per share plus an initial sales charge. Class B shares are offered without an initial sales charge, although a declining contingent sales charge may be imposed on redemptions made within six years of purchase. Additionally, any purchases of Class A shares in excess of $1,000,000 will be subject to a contingent deferred sales charge on redemptions made within one year of purchase. Class B shares of each Portfolio will convert automatically to Class A shares on the first business day of the month after seven years from the issuance of such Class B shares and at such time will be subject to the lower distribution fee applicable to Class A shares. Each class of shares bears the same voting, dividend, liquidation and other rights and conditions and each makes distribution and account maintenance and service fee payments under the distribution plans pursuant to Rule 12b-1 under the Act, except that Class B shares are subject to higher distribution fee rates.

Note 2. Investment Advisory and Management Agreement


         The Fund, on behalf of each Portfolio, has entered into an Investment Advisory and Management Agreement (the "Agreement") with SunAmerica, an indirect wholly owned subsidiary of SunAmerica Inc. Under the Agreement, SunAmerica provides continuous supervision of the respective Portfolios and administers their corporate affairs, subject to general review by the Board of Directors (the "Directors"). In connection therewith, SunAmerica furnishes the Fund with office facilities, maintains certain of the Fund's books and records, and pays for the salaries and expenses of all personnel, including officers of the Fund who are employees of SunAmerica and its affiliates. The investment advisory and management fee payable by each Portfolio to SunAmerica as full compensation for services and facilities furnished to the Fund is as follows: 1.00% of the average daily net assets of the Aggressive Growth, Mid-Cap Growth and Value Portfolios, respectively, and 1.10% of the average daily net assets of the International Equity Portfolio.

         The organizations described below act as advisors to the Fund pursuant to Subadvisory Agreements with SunAmerica. Under the Subadvisory Agreements, the advisors manage the investment and reinvestment of the assets of the respective Portfolios for which they are responsible. Each of the following advisors is independent of SunAmerica (with the exception of the Aggressive Growth
Portfolio, for which SunAmerica acts as an advisor) and discharges its responsibilities subject to the policies of the Directors and the oversight and supervision of SunAmerica, which pays the advisors' fees. The advisors for Aggressive Growth Portfolio are Janus Capital Corporation; SunAmerica; and Warburg, Pincus Counsellors, Inc. The advisors for Mid-Cap Growth Portfolio are Miller Anderson & Sherrerd, LLP; Pilgrim Baxter & Associates, Ltd.; and T. Rowe Price Associates, Inc. The advisors for Value Portfolio are Davis Selected Advisers, L.P.; Neuberger & Berman, L.P.; and Strong Capital Management, Inc.
The advisors for International Equity Portfolio are Rowe Price-Fleming International, Inc.; Strong Capital Management, Inc.; and Warburg, Pincus Counsellors, Inc. Each advisor is paid monthly by SunAmerica a fee equal to a percentage of the average daily net assets of the Portfolio allocated to the advisor. Assuming a level of average daily net assets of $100 million for each Portfolio, it is estimated that the aggregate annual rates of the fees payable by SunAmerica to the advisors for each Portfolio the first year of operation will be the following, expressed as a percentage of the average daily net assets of each Portfolio: Aggressive Growth Portfolio, .37%; Mid-Cap Growth Portfolio,
 .50%; Value Portfolio, .50%; and International Equity Portfolio, .63%. There can be no assurance that the Portfolios will achieve a level of average daily net assets in the amount estimated.

Note 3. Distribution Agreement and Service Agreement

         The Fund, on behalf of each Portfolio, has entered into a Distribution Agreement with SunAmerica Capital Services, Inc. ("SACS" or the "Distributor"), an indirect wholly owned subsidiary of SunAmerica Inc. Each Portfolio has adopted a Distribution Plan (the "Plan") in accordance with the provisions of Rule 12b-1 under the Act. Rule 12b-1 under the Act permits an investment company directly or indirectly to pay expenses associated with the distribution of its shares ("distribution expenses") in accordance with a plan adopted by the investment company's Board of Directors. Pursuant to such rule, the Directors and the shareholders of each class of shares of each Portfolio have adopted Distribution Plans hereinafter referred to as the "Class A Plan" and the "Class B Plan." In adopting the Class A Plan and the Class B Plan, the Directors determined that there was a reasonable likelihood that each such Plan would benefit the Fund and the shareholders of the respective class. The sales charge and distribution fees of a particular class will not be used to subsidize the sale of shares of any other class.

         Under the Class A Plan and Class B Plan, the Distributor receives payments from a Portfolio at an annual rate of up to 0.10% and 0.75%, respectively, of average daily net assets of such Portfolio's Class A or Class B shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. The distribution costs for which the Distributor may be reimbursed out of such distribution fees include fees paid to broker-dealers that have sold Portfolio shares, commissions, and other expenses such as those incurred for sales literature, prospectus printing and distribution and compensation to wholesalers. It is possible that in any given year the amount paid to the Distributor under the Class A Plan or Class B Plan may exceed the Distributor's distribution costs as described above. The Distribution Plans provide that each class of shares of each Portfolio may also pay the Distributor an account maintenance and service fee up to an annual rate of 0.25% of the aggregate average daily net assets of such class of shares for payments to broker-dealers for providing continuing account maintenance. SACS also receives sales charges on each Portfolio's Class A shares, portions of which are reallowed to affiliated broker-dealers and non-affiliated broker-dealers. Further, SACS receives the proceeds of contingent deferred sales charges paid by investors in connection with certain redemptions of each Portfolio's Class B shares.

         The Fund, on behalf of each Portfolio, has entered into a Service Agreement with SunAmerica Fund Services, Inc. ("SAFS"), an indirect wholly owned subsidiary of SunAmerica Inc. Under the Service Agreement, SAFS performs certain shareholder account functions by assisting the Portfolios' transfer agent in connection with the services that it offers to the shareholders of the Portfolios. The Service Agreement, which permits the Portfolios to reimburse SAFS for costs incurred in providing such services, is approved annually by the Directors.

Style Select Series, Inc.
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and Board of Directors of Style Select Series, Inc.

In our opinion, the accompanying statement of assets and liabilities presents fairly, in all material respects, the financial position of Aggressive Growth Portfolio, Mid-Cap Growth Portfolio, Value Portfolio and International Equity Portfolio (constituting Style Select Series, Inc., hereafter referred to as the "Fund") at November 12, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Fund's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
November 12, 1996

                            SUNAMERICA EQUITY FUNDS
                      STATEMENT OF ADDITIONAL INFORMATION
                             DATED JANUARY 30, 1997


The SunAmerica Center        General Marketing and
733 Third Avenue          Shareholder Information
New York, NY  10017-3204        (800) 858-8850

     SunAmerica Equity Funds is a mutual fund consisting of six different investment funds: SunAmerica Balanced Assets Fund, SunAmerica Global Balanced Fund, SunAmerica Blue Chip Growth Fund, SunAmerica Mid-Cap Growth Fund, SunAmerica Small Company Growth Fund and SunAmerica Growth and Income Fund. Each Fund has distinct investment objectives and strategies.

     This Statement of Additional Information is not a Prospectus, but should be read in conjunction with the Funds' Prospectus dated January 30, 1997. To obtain a Prospectus, please call the Fund at (800) 858-8850. Capitalized terms used herein but not defined have the meanings assigned to them in the Prospectus.

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----

HISTORY OF THE FUNDS..........................................    B-2
INVESTMENT OBJECTIVES AND POLICIES............................    B-3
PORTFOLIO TURNOVER............................................   B-33
INVESTMENT RESTRICTIONS.......................................   B-34
TRUSTEES AND OFFICERS.........................................   B-36
ADVISER, SUB-ADVISER, PERSONAL TRADING, DISTRIBUTOR AND
  ADMINISTRATOR...............................................   B-41
PORTFOLIO TRANSACTIONS AND BROKERAGE..........................   B-48
ADDITIONAL INFORMATION REGARDING PURCHASE OF SHARES...........   B-51
ADDITIONAL INFORMATION REGARDING REDEMPTION OF SHARES.........   B-59
DETERMINATION OF NET ASSET VALUE..............................   B-59
PERFORMANCE DATA..............................................   B-60
DIVIDENDS, DISTRIBUTIONS AND TAXES............................   B-66
RETIREMENT PLANS..............................................   B-71
DESCRIPTION OF SHARES.........................................   B-72
ADDITIONAL INFORMATION........................................   B-74
FINANCIAL STATEMENTS..........................................   B-75
APPENDIX.................................................. APPENDIX-1

          No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this Statement of Additional Information or in the Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund, the Adviser, the Sub-Adviser or the Distributor. This Statement of Additional Information and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such an offer to sell or solicitation of an offer to buy may not lawfully be made.

          This Statement of Additional Information relates to the six different investment funds (each, a "Fund," and collectively, the "Funds") of SunAmerica Equity Funds, a Massachusetts business trust (the "Trust"), which is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The six Funds are: SunAmerica Balanced Assets Fund ("Balanced Assets Fund"), SunAmerica Global Balanced Fund ("Global Balanced Fund"), SunAmerica Blue Chip Growth Fund ("Blue Chip Growth Fund"), SunAmerica Mid-Cap Growth Fund ("Mid-Cap Growth Fund"), SunAmerica Small Company Growth Fund ("Small Company Growth Fund") and SunAmerica Growth and Income Fund ("Growth and Income Fund").

                              HISTORY OF THE FUNDS

          The Trust was organized under the name "Integrated Equity Portfolios" in 1986 and subsequently renamed "SunAmerica Equity Portfolios" in 1990. On September 24, 1993, the Trust reorganized with certain funds in the SunAmerica Family of Mutual Funds (the "Reorganization") and was renamed "SunAmerica Equity Funds". In the Reorganization, all outstanding shares of the two then-existing series of the Trust, the Growth Portfolio ("Growth Portfolio") and the Aggressive Growth Portfolio ("Aggressive Growth Portfolio"), were redesignated Class A shares and renamed the SunAmerica Growth Fund ("Growth Fund") and the SunAmerica Emerging Growth Fund ("Emerging Growth Fund"), respectively. In addition, the SunAmerica Emerging Growth Fund series of SunAmerica Fund Group ("Old Emerging Growth") reorganized with, and its shareholders received Class B shares of, the Emerging Growth Fund. With regard to the Balanced Assets Fund series of the Trust, the Total Return Fund series of SunAmerica Multi-Asset Portfolios, Inc. ("Total Return") and the SunAmerica Balanced Assets Fund series of SunAmerica Fund Group ("Old Balanced Assets") reorganized with, and their shareholders received Class A and Class B shares of the Balanced Assets Fund, respectively. The SunAmerica Capital Appreciation Fund, Inc. ("Capital Appreciation") was reorganized with, and its shareholders received Class B shares of, the SunAmerica Value Fund ("Value Fund"). The Reorganization was approved by the shareholders of the Funds or their predecessors who were entitled to vote with respect thereto on September 23, 1993. On March 16, 1994, the Board of Trustees of the Trust (the "Trustees") approved changing the names of the Value Fund, Growth Fund and Emerging Growth Fund to the Blue Chip Growth Fund, Mid-Cap Growth Fund and Small Company Growth Fund, respectively, and such name changes became effective on June 7, 1994.

          On December 21, 1993, the Trustees approved the creation of the Global Balanced Fund and on March 16, 1994, the Trustees approved the creation of the Growth and Income Fund.

          On June 18, 1996, the Trustees authorized the designation of Class Z shares of the Balanced Assets Fund and the Small Company

Growth Fund.  The offering of such Class Z shares commenced on October 1, 1996.

                       INVESTMENT OBJECTIVES AND POLICIES

          The investment objectives and policies of each of the Funds are described in the Funds' Prospectus. Certain types of securities in which the Funds may invest and certain investment practices which the Funds may employ, which are described under "Other Investment Practices and Restrictions" in the Prospectus and in the Appendix to the Prospectus, are discussed more fully below.

ILLIQUID SECURITIES. No more than 15% of the value of a Fund's net assets, determined as of the date of purchase, may be invested in illiquid securities including repurchase agreements which have a maturity of longer than seven days, interest-rate swaps, currency swaps, caps, floors and collars, or other securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale. Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), securities which are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Repurchase agreements subject to demand are deemed to have a maturity equal to the notice period. Securities which have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund might also have to register such restricted securities in order to dispose of them, resulting in additional expense and delay. There will generally be a lapse of time between a mutual fund's decision to sell an unregistered security and the registration of such security promoting sale. Adverse market conditions could impede a public offering of such securities. When purchasing unregistered securities, each of the Funds will seek to obtain the right of registration at the expense of the issuer (except in the case of Rule 144A securities).

          In recent years, a large institutional market has developed for certain securities that are not registered under the Securities Act, including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

          Restricted securities eligible for resale pursuant to Rule 144A under the Securities Act for which there is a readily available market may be deemed to be liquid. The Adviser (or Sub-Adviser) will monitor the liquidity of such restricted securities subject to the supervision of the Trustees. In reaching liquidity decisions the Adviser (or Sub-Adviser) will consider, inter alia, pursuant to guidelines and procedures established by the Trustees, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security; and (4) the nature of the security and the nature of the marketplace trades (i.e., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer).

          Commercial paper issues in which a Fund's net assets may be invested include securities issued by major corporations without registration under the Securities Act in reliance on the exemption from such registration afforded by
Section 3(a)(3) thereof, and commercial paper issued in reliance on the so-called private placement exemption from registration which is afforded by
Section 4(2) of the Securities Act ("Section 4(2) paper"). Section 4(2) paper is restricted as to disposition under the federal securities laws in that any resale must similarly be made in an exempt transaction. Section 4(2) paper is normally resold to other institutional investors through or with the assistance of investment dealers who make a market in Section 4(2) paper, thus providing liquidity. Section 4(2) paper that is issued by a company that files reports under the Securities Exchange Act of 1934 is generally eligible to be sold in reliance on the safe harbor of Rule 144A described above. A Fund's 15% limitation on investments in illiquid securities includes Section 4(2) paper other than Section 4(2) paper that the Adviser (or Sub-Adviser) has determined to be liquid pursuant to guidelines established by the Trustees. The Trustees have delegated to the Adviser (or Sub-Adviser) the function of making day-to-day determinations of liquidity with respect to Section 4(2) paper, pursuant to guidelines approved by the Trustees that require the Adviser (or Sub-Adviser) to take into account the same factors described above for other restricted securities and require the Adviser (or Sub-Adviser) to perform the same monitoring and reporting functions.


REPURCHASE AGREEMENTS. Each Fund may enter into repurchase agreements with banks, brokers or securities dealers. In such agreements, the seller agrees to repurchase the security at a mutually agreed-upon time and price. The period of maturity is usually quite short, either overnight or a few days, although it may extend over a number of months. The repurchase price is in excess of the purchase price by an amount which reflects an agreed-upon rate of return effective for the period of time a Fund's money is invested in the security. Whenever a Fund enters into a repurchase agreement, it obtains collateral having a value equal to at least 102% of the repurchase price, including accrued interest. The instruments held as collateral are valued daily and if the value of the instruments declines, the Fund will require additional collateral. If the seller defaults and the value of the collateral securing the repurchase agreements declines, the Fund may incur a loss. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited. The Trustees have established guidelines to be used by the Adviser (or Sub-Adviser) in connection with transactions in repurchase agreements and will regularly monitor each Fund's use of repurchase agreements. A Fund will not invest in repurchase agreements maturing in more than seven days if the aggregate of such investments along with other illiquid securities exceeds 15% of the value of its net assets. However, there is no limit on the amount of a Fund's net assets that may be subject to repurchase agreements having a maturity of seven days or less for temporary defensive purposes.

REVERSE REPURCHASE AGREEMENTS. Each Fund may enter into reverse repurchase agreements. In a reverse repurchase agreement, the Fund sells a security subject to the rights and obligations to repurchase such security. The Fund then invests the proceeds from the transaction in another obligation in which the Fund is authorized to invest. In order to minimize any risk involved, the Fund maintains, in a segregated account with the custodian, cash or liquid securities equal in value to the repurchase price. Reverse repurchase agreements are considered to be borrowings and are subject to the percentage limitations on borrowings. See "Investment Restrictions."

RISKS OF INVESTING IN LOWER RATED BONDS. Debt securities in which the Growth and Income Fund may invest may be in the lower rating categories of recognized rating agencies (that is, ratings of Ba or lower by Moody's Investors Service, Inc. ("Moody's") or BB or lower by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies, Inc. ("S&P")(and comparable unrated securities) (commonly known as "junk bonds"). For a description of these and other rating categories, see Appendix A. No minimum rating standard is required for a purchase by the Fund.

          It should be noted that lower-rated securities are subject to risk factors such as (a) vulnerability to economic downturns and changes in interest rates; (b) sensitivity to adverse economic changes and corporate developments;
(c) redemption or call provisions which may be exercised at inopportune times;
(d)
difficulty in accurately valuing or disposing of such securities; (e) federal legislation which could affect the market for such securities; and (f) special adverse tax consequences associated with investments in certain high-yield, high-risk bonds.

          High yield bonds, like other bonds, may contain redemption or call provisions. If an issuer exercises these provisions in a declining interest rate market, the Fund would have to replace the security with a lower yielding security, resulting in lower return for investors. Conversely, a high yield bond's value will decrease in a rising interest rate market.

          There is a thinly traded market for high yield bonds, and recent market quotations may not be available for some of these bonds. Market quotations are generally available only from a limited number of dealers and may not represent firm bids from such dealers or prices for actual sales. As a result, a Fund may have difficulty valuing the high yield bonds in their portfolios accurately and disposing of these bonds at the time or price desired.

          Ratings assigned by Moody's and S&P to high yield bonds, like other bonds, attempt to evaluate the safety of principal and interest payments on those bonds. However, such ratings do not assess the risk of a decline in the market value of those bonds. In addition, ratings may fail to reflect recent events in a timely manner and are subject to change. If a rating with respect to a portfolio security is changed, the Adviser will determine whether the security will be retained based upon the factors the Adviser considers in acquiring or holding other securities in the portfolio. Investment in high yield bonds may make achievement of the Fund's objective more dependent on the Adviser's own credit analysis than is the case for higher-rated bonds.

          Market prices for high yield bonds tend to be more sensitive than those for higher-rated securities due to many of the factors described above, including the credit-worthiness of the issuer, redemption or call provisions, the liquidity of the secondary trading market and changes in credit ratings, as well as interest rate movements and general economic conditions. In addition, yields on such bonds will fluctuate over time. An economic downturn could severely disrupt the market for high yield bonds. In addition, legislation impacting high yield bonds may have a materially adverse effect on the market for such bonds. For example, federally insured savings and loan associations have been required to divest their investments in high yield bonds.

          The risk of default in payment of principal and interest on high yield bonds is significantly greater than with higher-rated debt securities because high yield bonds are generally unsecured and are often subordinated to other obligations of the issuer, and because the issuers of high yield bonds usually have high levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates. Upon a default, bondholders may incur additional expenses in seeking recovery.

          As a result of all these factors, the net asset value of a Fund to the extent it invests in high yield bonds, is expected to be more volatile than the net asset value of funds which invest solely in higher-rated debt securities. This volatility may result in an increased number of redemptions from time to time. High levels of redemptions in turn may cause a fund to sell its portfolio securities at inopportune times and decrease the asset base upon which expenses can be spread.

ASSET-BACKED SECURITIES. The Global Balanced Fund may invest in asset-backed securities. These securities, issued by trusts and special purpose corporations, are backed by a pool of assets, such as credit card and automobile loan receivables, representing the obligations of a number of different parties. The Fund may also invest in privately issued asset-backed securities.

          Asset-backed securities present certain risks. For instance, in the case of credit card receivables, these securities may not have the benefit of any security interest in the related collateral. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the services to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in all of the obligations backing such receivables. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

          Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. To lessen the effect of failures by obligors to make payments on underlying assets, the securities may contain elements of credit support which fall into two categories: (i) liquidity protection and (ii) protection against losses resulting from ultimate default by a obligor on the underlying assets.
Liquidity protection refers to the provision of advances, generally by the entity administering the pool of assets, to ensure that the receipt of payments on the underlying pool occurs in a timely fashion. Protection against losses resulting from ultimate default ensures payment through insurance policies or letters of credit obtained by the issuer or sponsor from third parties. The Fund will not pay any additional or separate fees for credit support. The degree of credit support provided for each issue is generally based on historical information respecting the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated or failure of the credit support could adversely affect the return on an investment in such a security.

DOLLAR ROLLS. The Global Balanced Fund may enter into "dollar rolls" in which the Fund sells mortgage or other asset-backed securities ("Roll Securities") for delivery in the current month and simultaneously contracts to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date. During the roll period, the Fund foregoes principal and interest paid on the Roll Securities. The Fund is compensated by the difference between the current sales price and the lower forward price for the future purchase (often referred to as the "drop") as well as by the interest earned on the cash proceeds of the initial sale. The Fund also could be compensated through the receipt of fee income equivalent to a lower forward price. A "covered roll" is a specific type of dollar roll for which there is an offsetting cash position or a cash equivalent security position which matures on or before the forward settlement date of the dollar roll transaction. The Fund will only enter into covered rolls. Because "roll" transactions include both the sale and purchase of a security, they may cause the reported portfolio turnover rate to be higher than that reflecting typical portfolio management activities.

          Dollar rolls involve certain risks including the following: if the broker-dealer to whom the Fund sells the security becomes insolvent, the Fund's right to purchase or repurchase the security subject to the dollar roll may be restricted and the instrument which the Fund is required to repurchase may be worth less than an instrument which the Fund originally held. Successful use of dollar rolls will depend upon the Adviser's or Sub-Adviser's ability to predict correctly interest rates and in the case of mortgage dollar rolls, mortgage prepayments. For these reasons, there is no assurance that dollar rolls can be successfully employed.

INTEREST-RATE SWAPS, MORTGAGE SWAPS, CAPS, COLLARS AND FLOORS. In order to protect the value of the Global Balanced Fund from interest rate fluctuations and to hedge against fluctuations in the fixed income market in which certain of the Fund's investments are traded, the Fund may enter into interest-rate swaps and mortgage swaps or purchase or sell interest-rate caps, floors or collars. The Fund will enter into these hedging transactions primarily to preserve a return or spread on a particular investment or portion of the portfolio and to protect against any increase in the price of securities the Fund anticipates purchasing at a later date. The Fund may also enter into interest-rate swaps for non-hedging purposes. Interest-rate swaps are individually negotiated, and the Fund expects to achieve an acceptable degree of correlation between its portfolio investments and interest-rate positions. The Fund will only enter into interest-rate swaps on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. Interest-rate swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest-rate swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to an interest-rate swap defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund is contractually entitled to receive. The use of interest-rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. All of these investments may be deemed to be illiquid for purposes of the Fund's limitation on investment in such securities.
Inasmuch as these investments are entered into for good faith hedging purposes, and inasmuch as segregated accounts will be established with respect to such transactions, the Adviser, Sub-Adviser and the Fund believe such obligations do not constitute senior securities and accordingly, will not treat them as being subject to its borrowing restrictions. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest-rate swap will be accrued on a daily basis and an amount of cash or other liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by a custodian that satisfies the requirements of the 1940 Act. The Fund will also establish and maintain such segregated accounts with respect to its total obligations under any interest-rate swaps that are not entered into on a net basis and with respect to any interest-rate caps, collars and floors that are written by the Fund.

          The Fund will enter into these transactions only with banks and recognized securities dealers believed by the Adviser and Sub-Adviser to present minimal credit risk in accordance with guidelines established by the Fund's Board of Trustees. If there is a default by the other party to such a transaction, the Fund will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreements related to the transaction.

          The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. Caps, collars and floors are more recent innovations for which documentation is less standardized, and accordingly, they are less liquid than swaps.

          Mortgage swaps are similar to interest-rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, upon which the value of the interest payments is based, is tied to reference pool or pools of mortgages.

          The purchase of an interest-rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest-rate cap. The purchase of an interest-rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest-rate floor. The Global Balanced Fund will not enter into any mortgage swap, interest-rate swap, cap or floor transaction unless the unsecured commercial paper, senior debt, or the claims paying ability of the other party thereto is rated either AA or A-1 or better by S&P or Aa or P-1 or better by Moody's, or is determined to be of equivalent quality by the Adviser of the Sub-Adviser.

INVERSE FLOATERS. The Global Balanced Fund may invest in leveraged inverse floating rate debt instruments ("inverse floaters"). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values. Accordingly, the duration of an inverse floater may exceed its stated final maturity. Certain inverse floaters may be deemed to be illiquid securities for purposes of the Fund's limitation on investments in such securities.

SHORT-TERM AND TEMPORARY DEFENSIVE INSTRUMENTS. In addition to their primary investments, each Fund may also invest up to 10% of its total assets in money market instruments for liquidity purposes (to meet redemptions and expenses). For temporary defensive purposes, each Fund may invest up to 100% of its total assets in fixed-income securities, including corporate debt obligations and money market instruments rated in one of the two highest categories by a nationally recognized statistical rating organization (or determined by the Adviser or Sub-Adviser to be of equivalent quality). A description of securities ratings is contained in the Appendix to this Statement of Additional Information.

          Subject to the limitations described above, the following is a description of the types of money market and fixed-income securities in which the Funds may invest:

          U.S. Government Securities: See section entitled "U.S. Government Securities" below.

          Commercial Paper: Commercial paper consists of short-term (usually from 1 to 270 days) unsecured promissory notes issued by entities in order to finance their current operations. Each Fund's commercial paper investments may include variable amount master demand notes and floating rate or variable rate notes. Variable amount master demand notes and variable amount floating rate notes are obligations that permit the investment of fluctuating amounts by a Fund at varying rates of interest pursuant to direct arrangements between a Fund, as lender, and the borrower. Master demand notes permit daily fluctuations in the interest rates while the interest rate under variable amount floating rate notes fluctuates on a weekly basis. These notes permit daily changes in the amounts borrowed. A Fund has the right to increase the amount under these notes at any time up to the full amount provided by the note agreement, or to decrease the amount, and the borrower may repay up to the full amount of the note without penalty. Because these types of notes are direct lending arrangements between the lender and the borrower, it is not generally contemplated that such instruments will be traded and there is no secondary market for these notes. Master demand notes are redeemable (and, thus, immediately repayable by the borrower) at face value, plus accrued interest, at any time. Variable amount floating rate notes are subject to next-day redemption 14 days after the initial investment therein. With both types of notes, therefore, a Fund's right to redeem depends on the ability of the borrower to pay principal and interest on demand. In connection with both types of note arrangements, a Fund considers earning power, cash flow and other liquidity ratios of the issuer. These notes, as such, are not typically rated by credit rating agencies. Unless they are so rated, a Fund may invest in them only if at the time of an investment the issuer has an outstanding issue of unsecured debt rated in one of the two highest categories by a nationally recognized statistical rating organization.

          The Funds will generally purchase commercial paper only of companies of medium to large capitalizations (i.e., $1 billion or more). In addition, the Global Balanced Fund may purchase commercial paper rated in the two highest rating categories, or deemed by the Adviser (or Sub-Adviser) to be of comparable quality, without regard to the size of the issuer.

          Certificates of Deposit and Bankers' Acceptances: Certificates of deposit are receipts issued by a bank in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity.

          Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by another bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity.
Although maturities for acceptances can be as long as 270 days, most maturities are six months or less.

          The Funds will generally open interest-bearing accounts only with, or purchase certificates of deposit, time deposits or bankers' acceptances only from, banks or savings and loan associations whose deposits are federally-insured and whose capital is at least $50 million.

          Corporate Obligations: Corporate debt obligations (including master demand notes). For a further description of variable amount master demand notes, see the section entitled "Commercial Paper" above.

          Repurchase Agreements: See the section entitled "Repurchase Agreements" above.

U.S. GOVERNMENT SECURITIES. Each Fund may invest in U.S. Treasury securities, including bills, notes, bonds and other debt securities issued by the U.S. Treasury. These instruments are direct obligations of the U.S. government and, as such, are backed by the "full faith and credit" of the United States. They differ primarily in their interest rates, the lengths of their maturities and the dates of their issuances. Each Fund may also invest in securities issued by agencies of the U.S. government or instrumentalities of the U.S. government. These obligations, including those which are guaranteed by federal agencies or instrumentalities, may or may not be backed by the "full faith and credit" of the United States. Obligations of the Government National Mortgage Association ("GNMA"), the Farmers Home Administration and the Export-Import Bank are backed by the full faith and credit of the United States. In the case of securities not backed by the full faith and credit of the United States, a Fund must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the United States if the agency or instrumentality does not meet its commitments.

          The Balanced Assets Fund and the Global Balanced Fund may, in addition to the U.S. government securities noted above, invest in mortgage-backed securities (including private mortgage-backed securities), such as GNMA, FNMA or FHLMC certificates (as defined below), which represent an undivided ownership interest in a pool of mortgages. The mortgages backing these securities include conventional thirty-year fixed-rate mortgages, fifteen-year fixed-rate mortgages, graduated payment mortgages and adjustable rate mortgages. These certificates are in most cases pass-through instruments, through which the holder receives a share of all interest and principal payments, including prepayments, on the mortgages underlying the certificate, net of certain fees.

          The yield on mortgage-backed securities is based on the average expected life of the underlying pool of mortgage loans. The actual life of any particular pool will be shortened by any unscheduled or early payments of principal and interest. Principal prepayments generally result from the sale of the underlying property or the refinancing or foreclosure of underlying mortgages. The occurrence of prepayments is affected by a wide range of economic, demographic and social factors and, accordingly, it is not possible to predict accurately the average life of a particular pool. Yield on such pools is usually computed by using the historical record of prepayments for that pool, or, in the case of newly-issued mortgages, the prepayment history of similar pools. The actual prepayment experience of a pool of mortgage loans may cause the yield realized by the Balanced Assets Fund or Global Balanced Fund to differ from the yield calculated on the basis of the expected average life of the pool.

          Prepayments tend to increase during periods of falling interest rates, while during periods of rising interest rates prepayments will most likely decline. When prevailing interest rates rise, the value of a pass-through security may decrease as does the value of other debt securities, but, when prevailing interest rates decline, the value of a pass-through security is not likely to rise on a comparable basis with other debt securities because of the prepayment feature of pass-through securities. The reinvestment of scheduled principal payments and unscheduled prepayments that the Balanced Assets Fund or Global Balanced Fund receives may occur at higher or lower rates than the original investment, thus affecting the yield of the Fund. Monthly interest payments received by the Balanced Assets Fund or Global Balanced Fund have a compounding effect which may increase the yield to shareholders more than debt obligations that pay interest semi-annually. Because of those factors, mortgage-backed securities may be less effective than U.S. Treasury bonds of similar maturity at maintaining yields during periods of declining interest rates. Accelerated prepayments adversely affect yields for pass-through securities purchased at a premium (i.e., at a price in excess of principal amount) and may involve additional risk of loss of principal because the premium may not have been fully amortized at the time the obligation is repaid. The opposite is true for pass-through securities purchased at a discount. The Balanced Assets Fund or Global Balanced Fund may purchase mortgage-backed securities at a premium or at a discount.

          The following is a description of GNMA, FNMA and FHLMC certificates, the most widely available mortgage-backed securities:

          GNMA Certificates. GNMA Certificates are mortgage-backed securities which evidence an undivided interest in a pool or pools of mortgages. GNMA Certificates that the Balanced Assets Fund or Global Balanced Fund may purchase are the modified pass-through type, which entitle the holder to receive timely payment of all interest and principal payments due on the mortgage pool, net of fees paid to the issuer and GNMA, regardless of whether or not the mortgagor actually makes the payment.

          GNMA guarantees the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration ("FHA") or the Farmers' Home Administration ("FMHA"), or guaranteed by the Veterans Administration ("VA"). The GNMA guarantee is authorized by the National Housing Act and is backed by the full faith and credit of the United States. The GNMA is also empowered to borrow without limitation from the U.S. Treasury if necessary to make any payments required under its guarantee.

          The average life of a GNMA Certificate is likely to be substantially shorter than the original maturity of the mortgages underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosure will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk to principal investment because of the GNMA guarantee, except to the extent that a Fund has purchased the certificates at a premium in the secondary market.

          FHLMC Certificates. The Federal Home Loan Mortgage Corporation ("FHLMC") issues two types of mortgage pass-through securities: mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs") (collectively, "FHLMC Certificates"). PCs resemble GNMA Certificates in that each PC represents a pro rata share of all interest and principal payments made and owed on the underlying pool. The FHLMC guarantees timely monthly payment of interest (and, under certain circumstances, principal) of PCs and the ultimate payment of principal.

          GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semi-annually and return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years. The FHLMC guarantee is not backed by the full faith and credit of the U.S. Government.

          FNMA Certificates. The Federal National Mortgage Association ("FNMA") issues guaranteed mortgage pass-through certificates ("FNMA Certificates").
FNMA Certificates represent a pro rata share of all interest and principal payments made and owed on the underlying pool. FNMA guarantees timely payment of interest and principal on FNMA Certificates. The FNMA guarantee is not backed by the full faith and credit of the U.S. Government.

          Another type of mortgage-backed security in which the Balanced Assets Fund or Global Balanced Fund may invest is a collateralized mortgage obligation ("CMO"). CMOs are fully collateralized bonds which are the general obligations of the issuer thereof (i.e., the U.S. government, a U.S. government instrumentality, or a private issuer). Such bonds generally are secured by an assignment to a trustee (under the indenture pursuant to which the bonds are issued) of collateral consisting of a pool of mortgages. Payments with respect to the underlying mortgages generally are made to the trustee under the indenture. Payments of principal and interest on the underlying mortgages are not passed through to the holders of the CMOs as such (i.e., the character of payments of principal and interest is not passed through, and therefore payments to holders of CMOs attributable to interest paid and principal repaid on the underlying mortgages do not necessarily constitute income and return of capital, respectively, to such holders), but such payments are dedicated to payment of interest on and repayment of principal of the CMOs. CMOs often are issued in two or more classes with varying maturities and stated rates of interest. Because interest and principal payments on the underlying mortgages are not passed through to holders of CMOs, CMOs of varying maturities may be secured by the same pool of mortgages, the payments on which are used to pay interest on each class and to retire successive maturities in sequence. Unlike other mortgage-backed securities, CMOs are designed to be retired as the underlying mortgages are repaid. In the event of prepayment on such mortgages, the class of CMO first to mature generally will be paid down. Therefore, although in most cases the issuer of CMOs will not supply additional collateral in the event of such prepayment, there will be sufficient collateral to secure CMOs that remain outstanding.

          Certain CMOs may be deemed to be investment companies under the 1940 Act. The Balanced Assets Fund or Global Balanced Fund intends to conduct operations in a manner consistent with this view, and therefore generally may not invest more than 10% of its total assets in such issuers without obtaining appropriate regulatory relief. In reliance on recent SEC staff interpretations, a Fund may invest in those CMOs and other mortgage-backed securities that are not by definition excluded from the provisions of the 1940 Act, but have obtained exemptive orders from the SEC from such provisions.

          The Balanced Assets Fund or Global Balanced Fund may also invest in stripped mortgage-backed securities. Stripped mortgage-backed securities are often structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. Stripped mortgage-backed securities have greater market volatility than other types of U.S. Government securities in which a Fund invests. A common type of stripped mortgage-backed security has one class receiving some of the interest and all or most of the principal (the "principal only" class) from the mortgage pool, while the other class will receive all or most of the interest (the "interest only" class). The yield to maturity on an interest only class is extremely sensitive not only to changes in prevailing interest rates, but also to the rate of principal payments, including principal prepayments, on the underlying pool of mortgage assets, and a rapid rate of principal payment may have a material adverse effect on the Fund's yield. While interest-only and principal-only securities are generally regarded as being illiquid, such securities may be deemed to be liquid if they can be disposed of promptly in the ordinary course of business at a value reasonably close to that used in the calculation of the Fund's net asset value per share. Only government interest only and principal only securities backed by fixed-rate mortgages and determined to be liquid under guidelines and standards established by the Trustees may be considered liquid securities not subject to a Fund's limitation on investments in illiquid securities.

INVESTMENT IN SMALL, UNSEASONED COMPANIES. As described in the Prospectus, the Small Company Growth Fund will invest, and the other Funds may each invest, in the securities of small companies having market capitalizations under $1 billion. These securities may have a limited trading market, which may adversely affect their disposition and can result in their being priced lower than might otherwise be the case. If other investment companies and investors who invest in such issuers trade the same securities when a Fund attempts to dispose of its holdings, the Fund may receive lower prices than might otherwise be obtained.

          Companies with market capitalization of $1 billion to $5 billion ("Mid-Cap Companies") may also suffer more significant losses as well as realize more substantial growth than larger, more established issuers. Thus, investments in such companies tend to be more volatile and somewhat speculative.


WARRANTS. Each Fund may invest in warrants which give the holder of the warrant a right to purchase a given number of shares of a particular issue at a specified price until expiration. Such investments generally can provide a greater potential for profit or loss than investments of equivalent amounts in the underlying common stock. The prices of warrants do not necessarily move with the prices of the underlying securities. If the holder does not sell the warrant, he risks the loss of his entire investment if the market price of the underlying stock does not, before the expiration date, exceed the exercise price of the warrant plus the cost thereof. Investment in warrants is a speculative activity. Warrants pay no dividends and confer no rights (other than the right to purchase the underlying stock) with respect to the assets of the issuer.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES. Each Fund may purchase or sell such securities on a "when-issued" or "delayed delivery" basis. Although a Fund will enter into such transactions for the purpose of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the Fund may dispose of a commitment prior to settlement. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. During the period between commitment by a Fund and settlement (generally within two months but not to exceed 120 days), no payment is made for the securities purchased by the purchaser, and no interest accrues to the purchaser from the transaction. Such securities are subject to market fluctuation, and the value at delivery may be less than the purchase price. A Fund will maintain a segregated account with its custodian, consisting of cash, U.S. government securities or other high grade debt obligations at least equal to the value of purchase commitments until payment is made. A Fund will likewise segregate liquid assets in respect of securities sold on a delayed delivery basis.

          A Fund will engage in when-issued transactions in order to secure what is considered to be an advantageous price and yield at the time of entering into the obligation. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to consummate the transaction. Failure to do so may result in a Fund losing the opportunity to obtain a price and yield considered to be advantageous. If a Fund chooses to (i) dispose of the right to acquire a when-issued security prior to its acquisition or (ii) dispose of its right to deliver or receive against a forward commitment, it may incur a gain or loss. (At the time a Fund makes a commitment to purchase or sell a security on a when-issued or forward commitment basis, it records the transaction and reflects the value of the security purchased, or if a sale, the proceeds to be received in determining its net asset value.)

          To the extent a Fund engages in when-issued and delayed delivery transactions, it will do so for the purpose of acquiring or selling securities consistent with its investment objectives and policies and not for the purposes of investment leverage. A Fund enters into such transactions only with the intention of actually receiving or delivering the securities, although (as noted above) when-issued securities and forward commitments may be sold prior to the settlement date. In addition, changes in interest rates in a direction other than that expected by the Adviser (or Sub-Adviser) before settlement will affect the value of such securities and may cause a loss to a Fund.

          When-issued transactions and forward commitments may be used to offset anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, a Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, a Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or forward commitment basis, thereby obtaining the benefit of currently higher cash yields.

FOREIGN SECURITIES. Investments in foreign securities offer potential benefits not available from investments solely in securities of domestic issuers by offering the opportunity to invest in foreign issuers that appear to offer growth potential, or in foreign countries with economic policies or business cycles different from those of the U.S., or to reduce fluctuations in portfolio value by taking advantage of foreign stock markets that do not move in a manner parallel to U.S. markets.

          Each Fund may invest in securities of foreign issuers in the form of American Depository Receipts (ADRs), European Depository Receipts (EDRs), Global Depository Receipts (GDRs) or other similar securities convertible into securities of foreign issuers. ADRs are securities, typically issued by a U.S. financial institution, that evidence ownership interests in a security or a pool of securities issued by a foreign issuer and deposited with the depository. ADRs may be sponsored or unsponsored. A sponsored ADR is issued by a depository which has an exclusive relationship with the issuer of the underlying security. An unsponsored ADR may be issued by any number of U.S. depositories. Holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR. The depository of an unsponsored ADR is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through to the holders of the unsponsored ADR voting rights with respect to the deposited securities or pool of securities. A Fund may invest in either type of ADR. Although the U.S. investor holds a substitute receipt of ownership rather than direct stock certificates, the use of the depository receipts in the United States can reduce costs and delays as well as potential currency exchange and other difficulties. The Fund may purchase securities in local markets and direct delivery of these ordinary shares to the local depository of an ADR agent bank in the foreign country. Simultaneously, the ADR agents create a certificate which settles at the Fund's custodian in five days. The Fund may also execute trades on the U.S. markets using existing ADRs. A foreign issuer of the security underlying an ADR is generally not subject to the same reporting requirements in the United States as a domestic issuer. Accordingly the information available to a U.S. investor will be limited to the information the foreign issuer is required to disclose in its own country and the market value of an ADR may not reflect undisclosed material information concerning the issuer of the underlying security. For purposes of a Fund's investment policies, the Fund's investments in these types of securities will be deemed to be investments in the underlying securities. Generally ADRs, in registered form, are dollar denominated securities designed for use in the U.S. securities markets, which represent and may be converted into the underlying foreign security. EDRs, in bearer form, are designed for use in the European securities markets.

          Investments in foreign securities, including securities of developing countries, present special additional investment risks and considerations not typically associated with investments in domestic securities, including reduction of income by foreign taxes; fluctuation in value of foreign portfolio investments due to changes in currency rates and control regulations (i.e., currency blockage); transaction charges for currency exchange; lack of public information about foreign issuers; lack of uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic issuers; less volume on foreign exchanges than on U.S. exchanges; greater volatility and less liquidity on foreign markets than in the U.S.; less regulation of foreign issuers, stock exchanges and brokers than the U.S.; greater difficulties in commencing lawsuits; higher brokerage commission rates than the U.S.; increased possibilities in some countries of expropriation, confiscatory taxation, political, financial or social instability or adverse diplomatic developments; and differences (which may be favorable or unfavorable) between the U.S. economy and foreign economies.

PASSIVE FOREIGN INVESTMENT COMPANIES ("PFICS"). The Global Balanced Fund may invest in PFICs, which are any foreign corporations which generate certain amounts of passive income or hold certain amounts of passive income or hold certain amounts of assets for the production of passive income. Passive income includes dividends, interest, royalties, rents and annuities. To the extent that a Portfolio invests in PFICs, income tax regulations may require the Portfolio to recognize income associated with the PFIC prior to the actual receipt of any such income.

LOANS OF PORTFOLIO SECURITIES. Consistent with applicable regulatory requirements, each Fund may lend portfolio securities in amounts up to 33% of total assets to brokers, dealers and other financial institutions, provided, that such loans are callable at any time by the Fund and are at all times secured by cash or equivalent collateral. In lending its portfolio securities, a Fund receives income while retaining the securities' potential for capital appreciation. The advantage of such loans is that a Fund continues to receive the interest and dividends on the loaned securities while at the same time earning interest on the collateral, which will be invested in short-term obligations. A loan may be terminated by the borrower on one business day's notice or by a Fund at any time. If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates, and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Adviser (or Sub-Adviser) to be creditworthy. On termination of the loan, the borrower is required to return the securities to a Fund; and any gain or loss in the market price of the loaned security during the loan would inure to the Fund. Each Fund will pay reasonable finders', administrative and custodial fees in connection with a loan of its securities or may share the interest earned on collateral with the borrower.

          Since voting or consent rights which accompany loaned securities pass to the borrower, each Fund will follow the policy of calling the loan, in whole or in part as may be appropriate, to permit the exercise of such rights if the matters involved would have a material effect on the Fund's investment in the securities which are the subject of the loan.

INCOME ENHANCEMENT STRATEGIES. Each Fund may write (i.e., sell) call options ("calls") on securities that are traded on U.S. and foreign securities exchanges and over-the-counter markets to enhance income through the receipt of premiums from expired calls and any net profits from closing purchase transactions.
After any such sale up to 100% of a Fund's total assets may be subject to calls. All such calls written by a Fund must be "covered" while the call is outstanding (i.e., the Fund must own the securities subject to the call or other securities acceptable for applicable escrow requirements). Calls on Futures (defined below) used to enhance income must be covered by deliverable securities or by liquid assets segregated to satisfy the Futures contract. If a call written by the Fund is exercised, the Fund forgoes any profit from any increase in the market price above the call price of the underlying investment on which the call was written. In addition, the Fund could experience capital losses which might cause previously distributed short-term capital gains to be re-characterized as a non-taxable return of capital to shareholders.

          The Balanced Assets Fund and Global Balanced Fund also may write put options ("puts") which give the holder of the option the right to sell the
underlying security to the Fund at the stated exercise price.   A Fund will
receive a premium for writing a put option which increases the Fund's return.
A Fund writes only covered put options which means that so long as the Fund is obligated as the writer of the option it will, through its custodian, have deposited and maintained cash or liquid securities denominated in U.S. dollars or non-U.S. currencies with a securities depository with a value equal to or greater than the exercise price of the underlying securities. Puts on Futures (defined below) will be considered "covered" if the a Fund owns an option to sell that Futures contract having a strike price equal to or greater than the strike price of the "covered" option, or if the Fund segregates and maintains with its custodian for the term of the option cash, U.S. government securities or liquid high-grade debt obligations at all times equal in value to the exercise price of the put (less any initial margin deposited by the Fund with its custodian with respect to such option).

HEDGING STRATEGIES. For hedging purposes as a temporary defensive maneuver, each Fund may use interest rate futures contracts, foreign currency futures contracts, and stock and bond index futures contracts (together, "Futures"); forward contracts on foreign currencies ("Forward Contracts"); and call and put options on equity and debt securities, Futures, stock and bond indices and foreign currencies (all the foregoing referred to as "Hedging Instruments"). Hedging Instruments may be used to attempt to: (i) protect against possible declines in the market value of a Fund's portfolio resulting from downward trends in the equity and debt securities markets (generally due to a rise in interest rates); (ii) protect a Fund's unrealized gains in the value of its equity and debt securities which have appreciated; (iii) facilitate selling securities for investment reasons; (iv) establish a position in the equity and debt securities markets as a temporary substitute for purchasing particular equity and debt securities; or (v) reduce the risk of adverse currency fluctuations.

          A Fund's strategy of hedging with Futures and options on Futures will be incidental to its activities in the underlying cash market. When hedging to attempt to protect against declines in the market value of a Fund's portfolio, to permit a Fund to retain unrealized gains in the value of portfolio securities which have appreciated, or to facilitate selling securities for investment reasons, a Fund could: (i) sell Futures; (ii) purchase puts on such Futures or securities; or (iii) write calls on securities held by it or on Futures. When hedging to attempt to protect against the possibility that portfolio securities are not fully included in a rise in value of the debt securities market, a Fund could: (i) purchase Futures, or (ii) purchase calls on such Futures or on securities. When hedging to protect against declines in the dollar value of a foreign currency-denominated security, a Fund could: (i) purchase puts on that foreign currency and on foreign currency Futures; (ii) write calls on that currency or on such Futures; or (iii) enter into Forward Contracts at a lower rate than the spot ("cash") rate. Additional information about the Hedging Instruments the Funds may use is provided below.

          The Global Balanced Fund may engage in the foregoing for non-hedging purposes as well.

OPTIONS
-------

          Options on Securities. As noted above, each Fund may write and purchase call and put options (including yield curve options) on equity and debt securities.

          When a Fund writes a call on a security it receives a premium and agrees to sell the underlying security to a purchaser of a corresponding call on the same security during the call period (usually not more than 9 months) at a fixed price (which may differ from the market price of the underlying security), regardless of market price changes during the call period. A Fund has retained the risk of loss should the price of the underlying security decline during the call period, which may be offset to some extent by the premium.

          To terminate its obligation on a call it has written, a Fund may purchase a corresponding call in a "closing purchase transaction." A profit or loss will be realized, depending upon whether the net of the amount of the option transaction costs and the premium received on the call written was more or less than the price of the call subsequently purchased. A profit may also be realized if the call expires unexercised, because a Fund retains the underlying security and the premium received. If a Fund could not effect a closing purchase transaction due to lack of a market, it would hold the callable securities until the call expired or was exercised.

          When a Fund purchases a call (other than in a closing purchase transaction), it pays a premium and has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price. A Fund benefits only if the call is sold at a profit or if, during the call period, the market price of the underlying investment is above the sum of the call price plus the transaction costs and the premium paid and the call is exercised. If the call is not exercised or sold (whether or not at a profit), it will become worthless at its expiration date and a Fund will lose its premium payment and the right to purchase the underlying investment.

          A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period. Writing a put covered by segregated liquid assets equal to the exercise price of the put has the same economic effect to a Fund as writing a covered call. The premium a Fund receives from writing a put option represents a profit as long as the price of the underlying investment remains above the exercise price. However, a Fund has also assumed the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even though the value of the investment may fall below the exercise price. If the put expires unexercised, a Fund (as the writer of the put) realizes a gain in the amount of the premium. If the put is exercised, a Fund must fulfill its obligation to purchase the underlying investment at the exercise price, which will usually exceed the market value of the investment at that time. In that case, a Fund may incur a loss, equal to the sum of the sale price of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs incurred.

          A Fund may effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent an underlying security from being put. Furthermore, effecting such a closing purchase transaction will permit a Fund to write another put option to the extent that the exercise price thereof is secured by the deposited assets, or to utilize the proceeds from the sale of such assets for other investments by the Fund. A Fund will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from writing the option.

          When a Fund purchases a put, it pays a premium and has the right to sell the underlying investment to a seller of a corresponding put on the same investment during the put period at a fixed exercise price. Buying a put on an investment a Fund owns enables the Fund to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling such underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and as a result the put is not exercised or resold, the put will become worthless at its expiration date, and the Fund will lose its premium payment and the right to sell the underlying investment pursuant to the put. The put may, however, be sold prior to expiration (whether or not at a profit.)

          Buying a put on an investment a Fund does not own permits the Fund either to resell the put or buy the underlying investment and sell it at the exercise price. The resale price of the put will vary inversely with the price of the underlying investment. If the market price of the underlying investment is above the exercise price and as a result the put is not exercised, the put will become worthless on its expiration date. In the event of a decline in the stock market, a Fund could exercise or sell the put at a profit to attempt to offset some or all of its loss on its portfolio securities.

          When writing put options on securities, to secure its obligation to pay for the underlying security, a Fund will deposit in escrow liquid assets with a value equal to or greater than the exercise price of the underlying securities. A Fund therefore forgoes the opportunity of investing the segregated assets or writing calls against those assets. As long as the obligation of a Fund as the put writer continues, it may be assigned an exercise notice by the broker-dealer through whom such option was sold, requiring a Fund to take delivery of the underlying security against payment of the exercise price. A Fund has no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put. This obligation terminates upon expiration of the put, or such earlier time at which a Fund effects a closing purchase transaction by purchasing a put of the same series as that previously sold. Once a Fund has been assigned an exercise notice, it is thereafter not allowed to effect a closing purchase transaction.

          Options on Foreign Currencies.   Each Fund may write and purchase puts
and calls on foreign currencies. A call written on a foreign currency by a Fund is "covered" if the Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A put option is "covered" if the Fund deposits with its custodian cash or liquid securities with a value at least equal to the exercise price of the put option. A call written by a Fund on a foreign currency is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a decline in the U.S. dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option due to an adverse change in the exchange rate. In such circumstances, a Fund collateralizes the option by maintaining in a segregated account with the Fund's custodian cash or liquid securities in an amount not less than the value of the underlying foreign currency in U.S. dollars marked-to-market daily.

          Options on Securities Indices. As noted above, each Fund may write and purchase call and put options on securities indices. Puts and calls on broadly-based securities indices are similar to puts and calls on securities except that all settlements are in cash and gain or loss depends on changes in the index in question (and thus on price movements in the securities market generally) rather than on price movements in individual securities or Futures. When a Fund buys a call on a securities index, it pays a premium. During the call period, upon exercise of a call by a Fund, a seller of a corresponding call on the same investment will pay the Fund an amount of cash to settle the call if the closing level of the securities index upon which the call is based is greater than the exercise price of the call. That cash payment is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple (the "multiplier") which determines the total dollar value for each point of difference. When a Fund buys a put on a securities index, it pays a premium and has the right during the put period to require a seller of a corresponding put, upon the Fund's exercise of its put, to deliver to the Fund an amount of cash to settle the put if the closing level of the securities index upon which the put is based is less than the exercise price of the put. That cash payment is determined by the multiplier, in the same manner as described above as to calls.

FUTURES AND OPTIONS ON FUTURES
------------------------------

          Futures. Upon entering into a Futures transaction, a Fund will be required to deposit an initial margin payment with the futures commission merchant (the "futures broker"). The initial margin will be deposited with the Fund's custodian in an account registered in the futures broker's name; however, the futures broker can gain access to that account only under specified conditions. As the Future is marked to market to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker on a daily basis. Prior to expiration of the Future, if a Fund elects to close out its position by taking an opposite position, a final determination of variation margin is made, additional cash is required to be paid by or released to the Fund, and any loss or gain is realized for tax purposes. All Futures transactions are effected through a clearinghouse associated with the exchange on which the Futures are traded.

          Interest rate futures contracts are purchased or sold for hedging purposes to attempt to protect against the effects of interest rate changes on a Fund's current or intended investments in fixed-income securities. For example, if a Fund owned long-term bonds and interest rates were expected to increase, that Fund might sell interest rate futures contracts. Such a sale would have much the same effect as selling some of the long-term bonds in that Fund's portfolio. However, since the Futures market is more liquid than the cash market, the use of interest rate futures contracts as a hedging technique allows a Fund to hedge its interest rate risk without having to sell its portfolio securities. If interest rates did increase, the value of the debt securities in the portfolio would decline, but the value of that Fund's interest rate futures contracts would be expected to increase at approximately the same rate, thereby keeping the net asset value of that Fund from declining as much as it otherwise would have. On the other hand, if interest rates were expected to decline, interest rate futures contracts may be purchased to hedge in anticipation of subsequent purchases of long-term bonds at higher prices. Since the fluctuations in the value of the interest rate futures contracts should be similar to that of long-term bonds, a Fund could protect itself against the effects of the anticipated rise in the value of long-term bonds without actually buying them until the necessary cash became available or the market had stabilized. At that time, the interest rate futures contracts could be liquidated and that Fund's cash reserves could then be used to buy long-term bonds on the cash market.

          Purchases or sales of stock or bond index futures contracts are used for hedging purposes to attempt to protect a Fund's current or intended investments from broad fluctuations in stock or bond prices. For example, a Fund may sell stock or bond index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of the Fund's securities portfolio that might otherwise result. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the Futures position. When a Fund is not fully invested in the securities market and anticipates a significant market advance, it may purchase stock or bond index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that the Fund intends to purchase. As such purchases are made, the corresponding positions in stock or bond index futures contracts will be closed out.

          As noted above, each Fund may purchase and sell foreign currency futures contracts for hedging or income enhancement purposes to attempt to protect its current or intended investments from fluctuations in currency exchange rates. Such fluctuations could reduce the dollar value of portfolio securities denominated in foreign currencies, or increase the cost of foreign-denominated securities to be acquired, even if the value of such securities in the currencies in which they are denominated remains constant. Each Fund may sell futures contracts on a foreign currency, for example, when it holds securities denominated in such currency and it anticipates a decline in the value of such currency relative to the dollar. In the event such decline occurs, the resulting adverse effect on the value of foreign-denominated securities may be offset, in whole or in part, by gains on the Futures contracts. However, if the value of the foreign currency increases relative to the dollar, the Fund's loss on the foreign currency futures contract may or may not be offset by an increase in the value of the securities since a decline in the price of the security stated in terms of the foreign currency may be greater than the increase in value as a result of the change in exchange rates.

          Conversely, each Fund could protect against a rise in the dollar cost of foreign-denominated securities to be acquired by purchasing Futures contracts on the relevant currency, which could offset, in whole or in part, the increased cost of such securities resulting from a rise in the dollar value of the underlying currencies. When a Fund purchases futures contracts under such circumstances, however, and the price of securities to be acquired instead declines as a result of appreciation of the dollar, the Fund will sustain losses on its futures position which could reduce or eliminate the benefits of the reduced cost of portfolio securities to be acquired.

          Options on Futures. As noted above, the Funds may purchase and write options on interest rate futures contracts, stock and bond index futures contracts and foreign currency futures contracts. (Unless otherwise specified, options on interest rate futures contracts, options on stock and bond index futures contracts and options on foreign currency futures contracts are collectively referred to as "Options on Futures.")

          The writing of a call option on a Futures contract constitutes a partial hedge against declining prices of the securities in a Fund's portfolio. If the Futures price at expiration of the option is below the exercise price, the Fund will retain the full amount of the option premium, which provides a partial hedge against any decline that may have occurred in the Fund's portfolio holdings. The writing of a put option on a Futures contract constitutes a partial hedge against increasing prices of the securities or other instruments required to be delivered under the terms of the Futures contract. If the Futures price at expiration of the put option is higher than the exercise price, a Fund will retain the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the Fund intends to purchase. If a put or call option a Fund has written is exercised, the Fund will incur a loss which will be reduced by the amount of the premium it receives. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its Options on Futures positions, a Fund's losses from exercised Options on Futures may to some extent be reduced or increased by changes in the value of portfolio securities.

          The Fund may purchase Options on Futures for hedging purposes, instead of purchasing or selling the underlying Futures contract. For example, where a decrease in the value of portfolio securities is anticipated as a result of a projected market-wide decline or changes in interest or exchange rates, a Fund could, in lieu of selling a Futures contract, purchase put options thereon. In the event that such decrease occurs, it may be offset, in whole or part, by a profit on the option. If the market decline does not occur, the Fund will suffer a loss equal to the price of the put. Where it is projected that the value of securities to be acquired by a Fund will increase prior to acquisition, due to a market advance or changes in interest or exchange rates, a Fund could purchase call Options on Futures, rather than purchasing the underlying Futures contract. If the market advances, the increased cost of securities to be purchased may be offset by a profit on the call. However, if the market declines, the Fund will suffer a loss equal to the price of the call but the securities which the Fund intends to purchase may be less expensive.

FORWARD CONTRACTS
-----------------

          A Forward Contract involves bilateral obligations of one party to purchase, and another party to sell, a specific currency at a future date (which may be any fixed number of days from the date of the contract agreed upon by the parties), at a price set at the time the contract is entered into. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. No price is paid or received upon the purchase or sale of a Forward Contract.

          A Fund may use Forward Contracts to protect against uncertainty in the level of future exchange rates. The use of Forward Contracts does not eliminate fluctuations in the prices of the underlying securities a Fund owns or intends to acquire, but it does fix a rate of exchange in advance. In addition, although Forward Contracts limit the risk of loss due to a decline in the value of the hedged currencies, at the same time they limit any potential gain that might result should the value of the currencies increase. A Fund (other than the Global Balanced Fund) will not speculate with Forward Contracts or foreign currency exchange rates.

          A Fund may enter into Forward Contracts with respect to specific transactions. For example, when a Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when a Fund anticipates receipt of dividend payments in a foreign currency, the Fund may desire to "lock-in" the U.S. dollar price of the security or the U.S. dollar equivalent of such payment by entering into a Forward Contract, for a fixed amount of U.S. dollars per unit of foreign currency, for the purchase or sale of the amount of foreign currency involved in the underlying transaction. A Fund will thereby be able to protect itself against a possible loss resulting from an adverse change in the relationship between the currency exchange rates during the period between the date on which the security is purchased or sold, or on which the payment is declared, and the date on which such payments are made or received.

          A Fund may also use Forward Contracts to lock in the U.S. dollar value of portfolio positions ("position hedge"). In a position hedge, for example, when a Fund believes that foreign currency may suffer a substantial decline against the U.S. dollar, it may enter into a Forward Contract to sell an amount of that foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in such foreign currency, or when a Fund believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it may enter into a Forward Contract to buy that foreign currency for a fixed dollar amount. In this situation a Fund may, in the alternative, enter into a Forward Contract to sell a different foreign currency for a fixed U.S. dollar amount where the Fund believes that the U.S.

dollar value of the currency to be sold pursuant to the forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Fund are denominated ("cross-hedged").

          The Fund will cover outstanding forward currency contracts by maintaining liquid portfolio securities denominated in the currency underlying the forward contract or the currency being hedged. To the extent that a Fund is not able to cover its forward currency positions with underlying portfolio securities, the Fund's custodian will place cash or liquid securities in a separate account of the Fund having a value equal to the aggregate amount of the Fund's commitments under Forward Contracts entered into with respect to position hedges and cross-hedges. If the value of the securities placed in a separate account declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of the Fund's commitments with respect to such contracts. As an alternative to maintaining all or part of the separate account, a Fund may purchase a call option permitting the Fund to purchase the amount of foreign currency being hedged by a forward sale contract at a price no higher than the Forward Contract price or the Fund may purchase a put option permitting the Fund to sell the amount of foreign currency subject to a forward purchase contract at a price as high or higher than the Forward Contract price. Unanticipated changes in currency prices may result in poorer overall performance for a Fund than if it had not entered into such contracts.

          The precise matching of the Forward Contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of these securities between the date the Forward Contract is entered into and the date it is sold. Accordingly, it may be necessary for a Fund to purchase additional foreign currency on the spot (i.e., cash) market (and bear the expense of such purchase), if the market value of the security is less than the amount of foreign currency a Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency a Fund is obligated to deliver. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Forward Contracts involve the risk that anticipated currency movements will not be accurately predicted, causing a Fund to sustain losses on these contracts and transactions costs.

          At or before the maturity of a Forward Contract requiring a Fund to sell a currency, the Fund may either sell a portfolio security and use the sale proceeds to make delivery of the currency or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, a Fund may close out a Forward Contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. A Fund would realize a gain or loss as a result of entering into such an offsetting Forward Contract under either circumstance to the extent the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

          The cost to a Fund of engaging in Forward Contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because Forward Contracts are usually entered into on a principal basis, no fees or commissions are involved. Because such contracts are not traded on an exchange, a Fund must evaluate the credit and performance risk of each particular counterparty under a Forward Contract.

          Although a Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. A Fund may convert foreign currency from time to time, and investors should be aware of the costs of currency conversion. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer may offer to sell a foreign currency to a Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

ADDITIONAL INFORMATION ABOUT HEDGING INSTRUMENTS AND THEIR USE
--------------------------------------------------------------

          The Fund's custodian, or a securities depository acting for the custodian, will act as the Fund's escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the securities on which the Fund has written options or as to other acceptable escrow securities, so that no margin will be required for such transaction. OCC will release the securities on the expiration of the option or upon a Fund's entering into a closing transaction.

          An option position may be closed out only on a market which provides secondary trading for options of the same series and there is no assurance that a liquid secondary market will exist for any particular option. A Fund's option activities may affect its turnover rate and brokerage commissions. The exercise by a Fund of puts on securities will cause the sale of related investments, increasing portfolio turnover. Although such exercise is within a

Fund's control, holding a put might cause the Fund to sell the related investments for reasons which would not exist in the absence of the put. A Fund will pay a brokerage commission each time it buys a put or call, sells a call, or buys or sells an underlying investment in connection with the exercise of a put or call. Such commissions may be higher than those which would apply to direct purchases or sales of such underlying investments. Premiums paid for options are small in relation to the market value of the related investments, and consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in a Fund's net asset value being more sensitive to changes in the value of the underlying investments.

          In the future, each Fund may employ Hedging Instruments and strategies that are not presently contemplated but which may be developed, to the extent such investment methods are consistent with a Fund's investment objectives, legally permissible and adequately disclosed.

REGULATORY ASPECTS OF HEDGING INSTRUMENTS
-----------------------------------------

          Each Fund must operate within certain restrictions as to its long and short positions in Futures and options thereon under a rule (the "CFTC Rule") adopted by the Commodity Futures Trading Commission (the "CFTC") under the Commodity Exchange Act (the "CEA"), which excludes the Fund from registration with the CFTC as a "commodity pool operator" (as defined in the CEA) if it complies with the CFTC Rule. In particular, the Fund may (i) purchase and sell Futures and options thereon for bona fide hedging purposes, as defined under CFTC regulations, without regard to the percentage of the Fund's assets committed to margin and option premiums, and (ii) enter into non-hedging transactions, provided that the Fund may not enter into such non-hedging transactions if, immediately thereafter, the sum of the amount of initial margin deposits on the Fund's existing Futures positions and option premiums would exceed 5% of the fair value of its portfolio, after taking into account unrealized profits and unrealized losses on any such transactions. Each Fund intends to engage in Futures transactions and options thereon only for hedging purposes, but the Global Balanced Fund may also engage in such transactions for non-hedging purposes. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

          Transactions in options by a Fund are subject to limitations established by each of the exchanges governing the maximum number of options which may be written or held by a single investor or group of investors acting in concert, regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more exchanges or brokers. Thus, the number of options which a Fund may write or hold may be affected by options written or held by other entities, including other investment companies having the same or an affiliated investment adviser. Position limits also apply to Futures. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions. Due to requirements under the 1940 Act, when a Fund purchases a Future, the Fund will maintain, in a segregated account or accounts with its custodian bank, cash or liquid securities in an amount equal to the market value of the securities underlying such Future, less the margin deposit applicable to it.

TAX ASPECTS OF HEDGING INSTRUMENTS
----------------------------------

          Each Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). One of the tests for such qualification is that less than 30% of its gross income must be derived from gains realized on the sale of stock or securities held for less than three months. This limitation may limit the ability of a Fund to engage in options transactions and, in general, to hedge investment risk.

POSSIBLE RISK FACTORS IN HEDGING
--------------------------------

          In addition to the risks discussed in the Prospectus and above, there is a risk in using short hedging by selling Futures to attempt to protect against decline in value of a Fund's portfolio securities (due to an increase in interest rates) that the prices of such Futures will correlate imperfectly with the behavior of the cash (i.e., market value) prices of the Fund's securities. The ordinary spreads between prices in the cash and Futures markets are subject to distortions due to differences in the natures of those markets. First, all participants in the Futures markets are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close Futures contracts through offsetting transactions which could distort the normal relationship between the cash and Futures markets. Second, the liquidity of the Futures markets depend on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the Futures markets could be reduced, thus producing distortion. Third, from the point-of-view of speculators, the deposit requirements in the Futures markets are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the Futures markets may cause temporary price distortions.

          If a Fund uses Hedging Instruments to establish a position in the debt securities markets as a temporary substitute for the purchase of individual debt securities (long hedging) by buying Futures and/or calls on such Futures or on debt securities, it is possible that the market may decline; if the Adviser then determines not to invest in such securities at that time because of concerns as to possible further market decline or for other reasons, the Fund will realize a loss on the Hedging Instruments that is not offset by a reduction in the price of the debt securities purchased.

LEVERAGE. In seeking to enhance investment performance, the Global Balanced Fund, Small Company Growth Fund, and Growth and Income Fund may increase their ownership of securities by borrowing from banks at fixed rates of interest and investing the borrowed funds, subject to the restrictions stated in the Prospectus. Any such borrowing will be made only from banks and pursuant to the requirements of the 1940 Act and will be made only to the extent that the value of each Fund's assets less its liabilities, other than borrowings, is equal to at least 300% of all borrowings including the proposed borrowing. If the value of a Fund's assets, so computed, should fail to meet the 300% asset coverage requirement, the Fund is required, within three business days, to reduce its bank debt to the extent necessary to meet such requirement and may have to sell a portion of its investments at a time when independent investment judgment would not dictate such sale. Interest on money borrowed is an expense the Fund would not otherwise incur, so that it may have little or no net investment income during periods of substantial borrowings. Since substantially all of a Fund's assets fluctuate in value, but borrowing obligations are fixed when the Fund has outstanding borrowings, the net asset value per share of a Fund correspondingly will tend to increase and decrease more when the Fund's assets increase or decrease in value than would otherwise be the case. A Fund's policy regarding use of leverage is a fundamental policy which may not be changed without approval of the shareholders of the Fund.

                               PORTFOLIO TURNOVER

          The portfolio turnover rate is calculated for each Fund by dividing
(a) the lesser of purchases or sales of portfolio securities for the fiscal year by (b) the monthly average of the value of portfolio securities owned during the fiscal year. For purposes of this calculation, securities which at the time of purchase had a remaining maturity of one year or less are excluded from the numerator and the denominator. Transactions in Futures or the exercise of calls written by a Fund may cause the Fund to sell portfolio securities, thus increasing its turnover rate. The exercise of puts also may cause a sale of securities and increase turnover; although such exercise is within a Fund's control, holding a protective put might cause the Fund to sell the underlying securities for reasons which would not exist in the absence of the put. A Fund will pay a brokerage commission each time it buys or sells a security in connection with the exercise of a put or call. Some commissions may be higher than those which would apply to direct purchases or sales of portfolio securities.

          The following table sets forth the portfolio turnover rates for the fiscal years ended September 30, 1996 and 1995.

                               PORTFOLIO TURNOVER

FUND                         1996   1995
----------------------------------------
Balanced Assets Fund          187%   130%
----------------------------------------
Blue Chip Growth Fund         269%   251%
----------------------------------------
Global Balanced Fund          103%   169%
----------------------------------------
Growth and Income Fund        161%   230%
----------------------------------------
Mid-Cap Growth Fund           307%   392%
----------------------------------------
Small Company Growth Fund     240%   351%
----------------------------------------

          High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs which will be borne directly by a Fund. High portfolio turnover may also involve a possible increase in short-term capital gains or losses.

                            INVESTMENT RESTRICTIONS

          Each Fund is subject to a number of investment restrictions that are fundamental policies and may not be changed without the approval of the holders of a majority of that Fund's outstanding voting securities. A "majority of the outstanding voting securities" of a Fund for this purpose means the lesser of
(i) 67% of the shares of the Fund represented at a meeting at which more than 50% of the outstanding shares are present in person or represented by proxy or
(ii) more than 50% of the outstanding shares. Unless otherwise indicated, all percentage limitations apply to each Fund on an individual basis, and apply only at the time the investment is made; any subsequent change in any applicable percentage resulting from fluctuations in value will not be deemed an investment contrary to these restrictions. Under these restrictions, no Fund may:

(1) With respect to 75% of its total assets, invest more than 5% of its total assets (taken at market value at the time of each investment) in the securities of any one issuer or purchase more than 10% of the outstanding voting securities of any one company or more than 10% of any class of a company's outstanding securities, except that these restrictions shall not apply to securities issued or guaranteed by the U.S. government or its agencies or instrumentalities ("U.S. government securities"). The foregoing restriction shall not apply to the Global Balanced Fund.

(2) Invest more than 5% of its total assets (taken at market value at the time of each investment) in securities of companies having a record, together with predecessors, of less than three years of continuous operations, except that this restriction shall not apply to U.S. government securities.

(3) Purchase securities on margin, borrow money or pledge their assets, except that the Global Balanced Fund, Small Company Growth Fund and Growth and Income Fund may borrow money to purchase securities as set forth in the Prospectus and Statement of Additional Information and each Fund may borrow from a bank for temporary or emergency purposes in amounts not exceeding 5% (taken at the lower of cost or current value) of its total assets (not including the amount borrowed) and pledge its assets to secure such borrowings. Further, to the extent that an investment technique engaged in by the Global Balanced Fund or Growth and Income Fund required pledging of assets, the Funds may pledge assets in connection with such transactions. For purposes of this restriction and res-triction (5) below, collateral arrangements with respect to the options, financial futures and options thereon described in the Prospectus and Statement of Additional Information are not deemed to constitute a pledge or loan of assets.

(4) Invest more than 25% of each Fund's assets in the securities of issuers engaged in the same industry.

(5) Engage in arbitrage transactions, buy or sell commodities or commodity contracts or real estate or interests in real estate, except that each Fund may (a) purchase or sell financial futures and options thereon for hedging purposes and the Global Balanced Fund for non-hedging purposes, as described in the Prospectus and Statement of Additional Information, under policies developed by the Trustees and (b) purchase and sell marketable securities which are secured by real estate and marketable securities of companies which invest or deal in real estate.

(6) Act as underwriter, except to the extent that in connection with the disposition of portfolio securities, the Funds may be deemed to be underwriters under certain Federal securities laws.

(7) Make loans, except through (i) repurchase agreements, (ii) loans of portfolio securities, or (iii) the purchase of portfolio securities consistent with a Fund's investment objectives and policies, as described in the Prospectus.

(8) Make short sales of securities or maintain a short position, except that each Fund may effect short sales against the box.

(9) Issue senior securities as defined in the 1940 Act, except that each Fund may enter into repurchase agreements, lend its portfolio securities and borrow money from banks, as described in restriction (3), and the Global Balanced Fund may enter into dollar rolls.

The following additional restrictions are not fundamental policies and may be changed by the Trustees without a vote of shareholders. Each Fund may not:


(10) Enter into any repurchase agreement maturing in more than seven days or invest in any other illiquid security if, as a result, more than 15% of a Fund's net assets would be so invested. Restricted securities eligible for resale pursuant to Rule 144A under the Securities Act that have a readily available market, and commercial paper exempted from registration under the Securities Act pursuant to Section 4(2) of that Act that may be offered and sold to "qualified institutional buyers" as defined in Rule 144A, which the Adviser (or Sub-Adviser) has determined to be liquid pursuant to guidelines established by the Trustees, will not be considered illiquid for purposes of this 15% limitation on illiquid securities.

(11) Invest in securities of other registered investment companies, except by purchases in the open market, involving only customary brokerage commissions and as a result of which not more than 10% of its total assets
                                                        ---
     (determined at the time of investment) would be invested in such securities, or except as part of a merger, consolidation or other acquisition.

                             TRUSTEES AND OFFICERS

          The following table lists the Trustees and executive officers of the Trust, their ages, business addresses, and principal occupations during the past five years. The SunAmerica Mutual Funds consist of SunAmerica Equity Funds, SunAmerica Income Funds SunAmerica Money Market Funds, Inc. and Style Select Series, Inc. An asterisk indicates those Trustees who are interested persons of the Trust within the meaning of the 1940 Act.

                                    Position                        Principal Occupations
Name, Age and Address               with the Fund                   During Past 5 Years
---------------------               -------------                   -------------------

S. James Coppersmith, 63            Trustee                         Director/Trustee of the Boston
Emerson College                                                     Stock Exchange, Uno Restaurant
100 Beacon Street                                                   Corp., Waban Corp., Kushner-
Boston, MA 02116                                                    Locke Co., Chyron Inc.; Chairman
                                                                    of the Board of Emerson College;
                                                                    formerly, President and General
                                                                    Manager, WCVB-TV, a division of
                                                                    the Hearst Corp. from 1982 to
                                                                    1994 (retired); Director/Trustee
                                                                    of the SunAmerica Mutual Funds
                                                                    and Anchor Series Trust.

Samuel M. Eisenstat, 56             Chairman of                     Attorney in private practice;
430 East 86 Street                  the Board                       President and Chief Executive
New York, NY 10028                                                  Officer, Abjac Energy Corp.;
                                                                    Director/Trustee of Atlantic Realty
                                                                    Trust, UMB Bank and Trust(a
                                                                    subsidiary of United Mizrachi Bank),
                                                                    North European Royalty Trust, Volt
                                                                    Information Sciences Funding, Inc.
                                                                    (a subsidiary of Volt Information
                                                                    Sciences, Inc.) and Venture Partners
                                                                    International (an Israeli venture
                                                                    capital fund); Chairman of the Boards
                                                                    of the SunAmerica Mutual Funds and
                                                                    Director/Trustee of the Anchor Series
                                                                    Trust.

Stephen J. Gutman, 53               Trustee                         Partner and Chief Operating
515 East 79th Street                                                Officer of B.B. Associates LLC
New York, NY 10021                                                  (menswear specialty retailing and
                                                                    other activities) since May 1989;
                                                                    Director/Trustee of the SunAmerica
                                                                    Mutual Funds and Anchor Series Trust.

Peter A. Harbeck*, 42               Trustee and                     Director and President,
The SunAmerica Center               President                       SunAmerica Asset Management
733 Third Avenue                                                    Corp. ("SAAMCo"); Director,
New York, NY 10017-3204                                             SunAmerica Capital Services, Inc.
                                                                    ("SACS"), since February 1993;
                                                                    Director and President, SunAmerica
                                                                    Fund Services, Inc.("SAFS"),
                                                                    since May 1988; President of the
                                                                    SunAmerica

                                                                    Mutual Funds and Anchor Series
                                                                    Trust; Executive Vice President
                                                                    and Chief Operating Officer,
                                                                    SAAMCo, from May 1988 to August
                                                                    1995; Executive Vice President,
                                                                    SACS, from November 1991 to
                                                                    August 1995; Director, Resources
                                                                    Trust Company.

Peter McMillan III*, 38             Trustee                         Executive Vice President and
1 SunAmerica Center                                                 Chief Investment Officer, Los
Angeles, CA 90067                                                   SunAmerica Investments, Inc. since
                                                                    August 1989; Director/Trustee of
                                                                    the SunAmerica Mutual Funds;
                                                                    Director, Resources Trust Company.

Sebastiano Sterpa, 67               Trustee                         Founder of Sterpa Realty
Suite 200                                                           Inc., a full service real
200 West Glenoaks Blvd                                              estate firm, since 1962;
Glendale, CA  91202                                                 Chairman of the Sterpa
                                                                    Group, real estate invest-
                                                                    ments and management com-
                                                                    pany;  Trustee/Director of
                                                                    the SunAmerica Mutual Funds.

Stanton J. Feeley, 59               Executive Vice                  Executive Vice President and
The SunAmerica Center               President                       Chief Investment Officer,
733 Third Avenue                                                    SAAMCo, since February 1992;
New York, NY  10017-3204                                            Formerly, Senior Portfolio Manager,
                                                                    Delaware Management Company,
                                                                    Inc. from December 1987 to February 1992.

Nancy Kelly, 45                     Vice                            Vice President and Head
The SunAmerica Center               President                       Trader, SAAMCo, since April
733 Third Avenue                                                    1994; Formerly, Vice President, Whitehorne
New York, NY 10017-3204                                             & Co. Ltd. (1991-1994); Sales Trader,
                                                                    Lynch Jones & Ryan (1992-1994).

Audrey L. Snell, 43                 Vice                            Vice President and Equity
The SunAmerica Center               President                       Portfolio Manager, SAAMCo,
733 Third Avenue                                                    since March 1991; Formerly,
New York, NY 10017-3204                                             held investment management position with
                                                                    Campbell Associates, Inc. from 1986 to 1991.


Peter C. Sutton, 32                 Treasurer                       Vice President, SAAMCo, since
The SunAmerica Center                                               September 1994; Treasurer,
733 Third Avenue                                                    SunAmerica Mutual Funds, since
New York, NY 10017-3204                                             February 1996 and Style Select
                                                                    Series, Inc. since September
                                                                    1996; Vice President,
                                                                    SunAmerica Series Trust and
                                                                    Anchor Pathway Fund, since
                                                                    October 1994; Controller,
                                                                    SunAmerica Mutual Funds (March
                                                                    1993 to February 1996);
                                                                    Assistant Controller, SunAmerica
                                                                    Mutual Funds (1990-1993).

Robert M. Zakem, 39                 Secretary                       and Senior Vice President and
The SunAmerica Center               Chief Compli-                   General Counsel of SAAMCo,
733 Third Avenue                    ance Officer                    since April 1993; Executive
New York, NY 10017-3204                                             Vice President and Director,
                                                                    SACS, since February 1993; and
                                                                    Vice President of SAFS, since
                                                                    January 1994; Formerly, Vice
                                                                    President and Associate
                                                                    General Counsel, SAAMCo, from
                                                                    March 1992 to April 1993;
                                                                    Associate, Piper & Marbury
                                                                    from 1989 to 1992.

     Trustees and officers of the Trust are also trustees and officers of some or all of the other investment companies managed, administered or advised by the Adviser, and distributed by SunAmerica Capital Services, Inc. ("SACS" or the "Distributor") and other affiliates of SunAmerica Inc.

     The Trust pays each Trustee who is not an interested person of the Trust or the Adviser (each a "disinterested" Trustee) annual compensation in addition to reimbursement of out-of-pocket expenses in connection with attendance at meetings of the Trustees. Specifically, each disinterested Trustee receives a pro rata portion (based upon the Trust's net Assets) aggregate of $40,000 in annual compensation for acting as director or trustee to all the retail funds in the SunAmerica Mutual Funds. In addition, Mr. Eisenstat receives an aggregate of $2,000 in annual compensation for serving as Chairman of the Boards of the retail funds in the SunAmerica Mutual Funds. Officers of the Trust receive no direct remuneration in such capacity from the Trust or any of the Funds.

     In addition, each disinterested Trustee also serves on the Audit Committee of the Board of Trustees. Each member of the Audit Committee receives an aggregate of $5,000 in annual compensation for serving on the Audit Committees of all of the SunAmerica Family of Mutual Funds. With respect to the Trust, each member of the committee receives a pro rata portion of the $5,000 annual compensation, based on the relative net assets of the Trust. The Trust also has a Nominating Committee, comprised solely of disinterested Trustees, which recommends to the Trustees those persons to be nominated for election as Trustees by shareholders and selects and proposes nominees for election by Trustees between shareholders' meetings. Members of the Nominating Committee serve without compensation.

     The Trustees (and Directors) of the SunAmerica Mutual Funds have adopted the SunAmerica Disinterested Trustees' and Directors' Retirement Plan (the "Retirement Plan") effective January 1, 1993 for the unaffiliated Trustees. The Retirement Plan provides generally that if a disinterested Trustee who has at least 10 years of consecutive service as a disinterested Trustee of any of the SunAmerica Mutual Funds (an "Eligible Trustee") retires after reaching age 60 but before age 70 or dies while a Trustee, such person will be eligible to receive a retirement or death benefit from each SunAmerica mutual fund with respect to which he or she is an Eligible Trustee. As of each birthday, prior to the 70th birthday, each Eligible Trustee will be credited with an amount equal to (i) 50% of his or her regular fees (excluding committee fees) for services as a disinterested Trustee of each SunAmerica mutual fund for the calendar year in which such birthday occurs, plus (ii) 8.5% of any amounts credited under clause
(i) during prior years. An Eligible Trustee may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum or in up to fifteen annual installments.

     As of December 31, 1996, the Trustees and officers of the Trust owned in the aggregate, less than 1% of the Trust's total outstanding shares.

     The following table sets forth information summarizing the compensation of each disinterested Trustee for his services as Trustee for the fiscal year ended September 30, 1996. Neither the Trustees who are interested persons of the Trust nor any officers of the Trust receive any compensation.

                               COMPENSATION TABLE

                                        PENSION OR         TOTAL
                                        RETIREMENT     COMPENSATION
                          AGGREGATE      BENEFITS          FROM REGISTRANT
                        COMPENSATION    ACCRUED AS       AND FUND
                            FROM         PART OF FUND  COMPLEX PAID TO
TRUSTEE                  REGISTRANT     EXPENSES*        TRUSTEES*
----------------------------------------------------------------------
S. James Coppersmith          $13,513         34,643         $  65,000
----------------------------------------------------------------------
Samuel M. Eisenstat           $14,143         26,544         $  69,000
----------------------------------------------------------------------
Stephen J. Gutman             $13,513         27,625         $  65,000
----------------------------------------------------------------------
Sebastiano Sterpa             $13,445       21,286**         $43,333**
----------------------------------------------------------------------

* Information is as of September 30, 1996 for the five investment companies in the complex which pay fees to these directors/trustees. The complex consists of the SunAmerica Mutual Funds and Anchor Series Trust.
** Mr. Sterpa is not a trustee of Anchor Series Trust.

     The following shareholders owned of record or beneficially 5% or more of the Growth and Income Fund's shares outstanding as of December 31, 1996: Class A
- SunAmerica Asset Management Corp., New York, NY 10017 - owned beneficially 19%; Eli Broad, Los Angeles, CA 90067 -owned beneficially 6%; SunAmerica Capital Services, Inc., New York, NY 10017 - owned beneficially 11%; Class B - JBC Profit Sharing Plan & Trust, St. Louis, MO 63131 - owned of record 9%.

                    ADVISER, SUB-ADVISER, PERSONAL TRADING,
                         DISTRIBUTOR AND ADMINISTRATOR

THE ADVISER. The Adviser, organized as a Delaware corporation in 1982, is located at The SunAmerica Center, 733 Third Avenue, New York, NY 10017-3204, and acts as adviser to each of the Funds pursuant to the Investment Advisory and Management Agreement dated September 23, 1993 as amended May 20, 1994 (the "Advisory Agreement") with the Trust, on behalf of each Fund. The Adviser is an indirect wholly owned subsidiary of SunAmerica Inc. (formerly, Broad Inc.). SunAmerica Inc., is incorporated in the State of Maryland and maintains its principal executive offices at 1 SunAmerica Center, Los Angeles, CA 90067-6022, telephone (310) 772-6000.

     Under the Advisory Agreement, the Adviser manages the investment of the assets of each Fund and obtains and evaluates economic, statistical and financial information to formulate and implement investment policies for each Fund. Any investment program undertaken by the Adviser will at all times be subject to the policies and control of the Trustees. The Adviser also provides certain administrative services to each Fund.

     Except to the extent otherwise specified in the Advisory Agreement, each Fund pays, or causes to be paid, all other expenses of the Trust and each of the Funds, including, without limitation, charges and expenses of any registrar, custodian, transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing of share certificates; registration costs of the Funds and their shares under Federal and state securities laws; the cost and expense of printing, including typesetting, and distributing Prospectuses and Statements of Additional Information respecting the Funds, and supplements thereto, to the shareholders of the Funds; all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing proxy statements and reports to shareholders; all expenses incident to any dividend, withdrawal or redemption options; fees and expenses of legal counsel and independent accountants; membership dues of industry associations; interest on borrowings of the Funds; postage; insurance premiums on property or personnel (including Officers and Trustees) of the Trust which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Trust's operation.

     As compensation for its services to the Funds, the Adviser receives a fee from each Fund (other than the Global Balanced Fund), payable monthly, computed daily at the annual rate of.75% on the first $350 million of such Fund's average daily assets, .70% on the next $350 million of net assets and .65% on net assets over $700 million. With respect to the Global Balanced Fund, the Adviser receives a fee, payable monthly, computed daily at the annual rate of 1.00% on the first $250 million of the Fund's average daily net assets, .90% on the next $350 million of net assets and .85% on net assets over $700 million.

     The following table sets forth the total advisory fees received by the Adviser from each Fund pursuant to the Advisory Agreement for the fiscal years ended September 30, 1996, 1995, and 1994.

                                 ADVISORY FEES

                             ADVISORY FEES PAYABLE              ADVISORY FEES WAIVED
------------------------------------------------------------------------------------------
FUND                  1996        1995        1994       1996      1995       1994
------------------------------------------------------------------------------------------
Balanced Assets                                              --        --           --
 Fund              $2,282,018  $1,821,586  $1,642,572
------------------------------------------------------------------------------------------
Blue Chip                                                    --        --           --
Growth Fund        $  644,774  $  565,835  $  615,050
------------------------------------------------------------------------------------------
Global
Balanced Fund      $  240,640  $  269,441  $   54,220*  $98,765  $115,214      $48,797
------------------------------------------------------------------------------------------
Growth and
 Income Fund       $   91,558  $   32,455  $  6,177**   $91,558  $ 32,455      $ 6,177
------------------------------------------------------------------------------------------
Mid-Cap                                                      --        --           --
Growth Fund        $  375,398  $  294,505  $  284,308
------------------------------------------------------------------------------------------
Small Company                                                --        --           --
 Growth Fund       $1,487,650  $  819,449  $  607,020
------------------------------------------------------------------------------------------

    * For the period 06/15/94 (commencement of operations) through 09/30/94 ** For the period 07/01/94 (commencement of operations) through 09/30/94


                             NET ADVISORY FEES PAID

FUND                                                                          1996        1995        1994
-------------------------------------------------------------------------------------------------------------
Balanced Assets Fund                                                       $2,282,018  $1,821,586  $1,642,572
-------------------------------------------------------------------------------------------------------------
Blue Chip Growth Fund                                                      $  644,774  $  565,835  $  615,050
-------------------------------------------------------------------------------------------------------------
Global Balanced Fund                                                       $  141,875  $  154,227  $    5,423*
-------------------------------------------------------------------------------------------------------------
Growth and Income Fund                                                             --          --          --
-------------------------------------------------------------------------------------------------------------
Mid-Cap Growth Fund                                                        $  375,398  $  294,505  $  284,308
-------------------------------------------------------------------------------------------------------------
Small Company Growth Fund                                                  $1,487,650  $  819,449  $  607,020
-------------------------------------------------------------------------------------------------------------

* For the period 06/15/94 (commencement of operations) through 09/30/94

     The following table sets forth the fee waivers and expense reimbursements made to the Funds by the Adviser for the fiscal years ended September 30, 1996, 1995, and 1994.

                    FEE WAIVERS AND EXPENSE REIMBURSEMENTS

      FUND               1996              1995               1994
---------------------------------------------------------------------------
                  CLASS A  CLASS B  CLASS A  CLASS B   CLASS A     CLASS B
---------------------------------------------------------------------------
Balanced
 Assets Fund        --       --       --       --         --          --
---------------------------------------------------------------------------
Blue Chip
 Growth Fund           --       --  $13,179       --  $  25,518          --
---------------------------------------------------------------------------
Global
 Balanced Fund    $40,660  $61,050  $51,038  $64,176  $  35,826*  $  21,221*
---------------------------------------------------------------------------
Growth and
 Income Fund      $73,696  $56,264  $95,986  $55,267  $34,720**   $9,874 **
---------------------------------------------------------------------------
Mid-Cap
 Growth Fund           --  $    66       --  $10,554  $  17,806          --
---------------------------------------------------------------------------
Small Company
 Growth Fund           --       --       --       --         --          --
---------------------------------------------------------------------------

 * For the period 6/15/94 (commencement of operations) through 9/30/94 ** For the period 7/1/94 (commencement of operations) through 9/30/94

     The Advisory Agreement continues in effect with respect to each Fund from year to year provided that such continuance is approved annually by vote of a majority of the Trustees including a majority of the disinterested Trustees.
The Advisory Agreement was last so approved on May 16, 1996. The Advisory Agreement may be terminated with respect to a Fund at any time, without penalty, on 60 days' written notice by the Trustees, by the holders of a majority of the respective Fund's outstanding voting securities or by the Adviser. The Advisory Agreement automatically terminates with respect to each Fund in the event of its assignment (as defined in the 1940 Act and the rules thereunder).

     Under the terms of the Advisory Agreement, the Adviser is not liable to the Funds, or their shareholders, for any act or omission by it or for any losses sustained by the Funds or their shareholders, except in the case of willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

THE SUB-ADVISER. The Adviser has entered into a sub-advisory agreement (the "Sub-Advisory Agreement") with AIG Global Investment Corp. ("AIG Global") pursuant to which the Sub-Adviser provides the Global Balanced Fund with investment advisory services, including the continuous review and administration
of such Fund's investment program.   AIG Global discharges its responsibilities
subject to the direction and control of the Trustees and the oversight and review of the Adviser. AIG Global serves as sub-adviser for the foreign equity component of the Fund. In providing sub-advisory services to the foreign equity component of the Fund with respect to European, Japanese, and Southeast Asian securities and markets, AIG Global will utilize the services of certain of its affiliates.

     The Sub-Advisory Agreement continues in effect and may be renewed from year to year so long as continuance is specifically approved at least annually in accordance with the requirements of the 1940 Act. The Sub-Advisory Agreement was last so renewed on May 16, 1996. The Sub-Advisory Agreement provides that it will terminate in the event of an assignment (as defined in the 1940 Act) or upon termination of the Advisory Agreement. The Sub-Advisory Agreement may be terminated by the Fund, the Adviser or the Sub-Adviser upon 60 days' prior written notice.

     AIG Global is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations and/or other institutions and individuals. AIG Global is located at 70 Pine Street, New York, NY 10270.

     The Adviser pays AIG Global a monthly fee with respect to the actual component of the Fund for which AIG Global performs services, computed on average daily net assets, at the following annual rates:

     AIG Global    .50% on the first $50 million
                   .40% on the next $100 million
                   .30% on the next $150 million
                   .25% thereafter

PRIOR SUB-ADVISER. Prior to April 23, 1996, Goldman Sachs Asset Management International ("GSAM") was sub-adviser to the global bond component of the Global Balanced Fund, pursuant to which the Adviser paid a monthly fee, computed on average daily net assets, at the following rates:

     GSAM        .40% on the first $50 million
                 .30% on the next $100 million
                 .25% on the next $100 million
                 .20% thereafter

     The following table sets forth the fees paid to AIG Global and GSAM for the fiscal years ended September 30, 1996, 1995 and 1994.


                               SUB-ADVISORY FEES

 SUB-ADVISER     1996     1995      1994
-----------------------------------------
AIG Global     $66,942   $75,883  $14,947*
-----------------------------------------
GSAM           $14,483*  $29,912  $ 5,328*
-----------------------------------------

* For the period 6/15/94 (commencement of operations) through 9/30/94
* GSAM served as sub-adviser to the global bond component of the Global Balanced Fund until April 22, 1996.

PERSONAL TRADING. The Trust and the Adviser have adopted a written Code of Ethics (the "Code") which prescribes general rules of conduct and sets forth guidelines with respect to personal securities trading by "Access Persons" thereof. An Access Person as defined in the Code is an individual who is a trustee, director, officer, general partner or advisory person of the Trust or the Adviser. Among the guidelines on personal securities trading include: (i) securities being considered for purchase or sale, or purchased or sold, by any Investment Company advised by the Adviser, (ii) Initial Public

Offerings, (iii) private placements, (iv) blackout periods, (v) short-term trading profits, (vi) gifts, and (vii) services as a director. These guidelines are substantially similar to those contained in the Report of the Advisory Group on Personal Investing issued by the Investment Company Institute's Advisory Panel. The Adviser reports to the Board of Trustees on a quarterly basis, as to whether there were any violations of the Code by Access Persons of the Trust or the Adviser during the quarter.

     The Sub-Adviser has adopted a written Code of Ethics, the provisions of which are materially similar to those in the Code, and has undertaken to comply with the provisions of the Code to the extent such provisions are more restrictive. Further, the Sub-Adviser reports to the Adviser on a quarterly basis, as to whether there were any Code of Ethics violations by employees thereof who may be deemed Access Persons of the Trust. In turn, the Adviser reports to the Board of Trustees as to whether there were any violations of the Code by Access Persons of the Trust or the Adviser.

THE DISTRIBUTOR. The Trust, on behalf of each Fund, has entered into a distribution agreement (the "Distribution Agreement") with the Distributor, a registered broker-dealer and an indirect wholly owned subsidiary of SunAmerica Inc., to act as the principal underwriter of the shares of each Fund. The address of the Distributor is The SunAmerica Center, 733 Third Avenue, New York, NY 10017-3204. The Distribution Agreement provides that the Distributor has the exclusive right to distribute shares of the Funds through its registered representatives and authorized broker-dealers. The Distribution Agreement also provides that the Distributor will pay the promotional expenses, including the incremental cost of printing prospectuses, annual reports and other periodic reports respecting each Fund, for distribution to persons who are not shareholders of such Fund and the costs of preparing and distributing any other supplemental sales literature. However, certain promotional expenses may be borne by Class A and Class B shares of the Funds (see "Distribution Plans" below).

     SACS serves as Distributor of Class Z shares, with respect to the Small Company Growth and Balanced Assets Funds, and incurs the expenses of distributing the Funds' Class Z shares under the Distribution Agreement, none of which expenses are reimbursed or paid by the Trust.

     Continuance of the Distribution Agreement with respect to each Fund is subject to annual approval by vote of the Trustees, including a majority of the Trustees who are not "interested persons" of the Trust. The Distribution Agreement was last so approved on May 16, 1996. The Trust and the Distributor each has the right to terminate the Distribution Agreement with respect to a Fund on 60 days' written notice, without penalty. The Distribution Agreement will terminate automatically in the event of its assignment as defined in the 1940 Act and the rules thereunder.

     The Distributor may, from time to time, pay additional commissions or promotional incentives to brokers, dealers or other financial services firms that sell shares of the Funds. In some instances, such additional commissions, fees or other incentives may be offered only to certain firms, including Royal Alliance

Associates, Inc. and SunAmerica Securities, Inc. affiliates of the Distributor, that sell or are expected to sell during specified time periods certain minimum amounts of shares of the Funds, or of other funds underwritten by the Distributor. In addition, the terms and conditions of any given promotional incentive may differ from firm to firm. Such differences will, nevertheless, be fair and equitable, and based on such factors as size, geographic location, or other reasonable determinants, and will in no way affect the amount paid to any investor.

DISTRIBUTION PLANS. As indicated in the Prospectus, the Trustees of the Trust and the shareholders of Class A and Class B shares of each Fund have adopted Distribution Plans (the "Class A Plan" and the "Class B Plan," and collectively, the "Distribution Plans")pursuant to Rule 12b-1 under the 1940 Act. There is no Distribution Plan in effect for Class Z shares. Reference is made to "Management of the Trust - Distribution Plans" in the Prospectus for certain information with respect to the Distribution Plans.

     Under the Class A Plan, the Distributor may receive payments from a Fund at an annual rate of up to 0.10% of average daily net assets of such Fund's Class A shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. Under the Class B Plan, the Distributor may receive payments from a Fund at the annual rate of up to 0.75% of the average daily net assets of such Fund's Class B shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. The distribution costs for which the Distributor may be reimbursed out of such distribution fees include fees paid to broker-dealers that have sold Fund shares, commissions and other expenses such as sales literature, prospectus printing and distribution and compensation to wholesalers. It is possible that in any given year the amount paid to the Distributor under the Class A Plan or Class B Plan will exceed the Distributor's distribution costs as described above. The Distribution Plans provide that each class of shares of each Fund may also pay the Distributor an account maintenance and service fee of up to 0.25% of the aggregate average daily net assets of such class of shares for payments to broker-dealers for providing continuing account maintenance. In this regard, some payments are used to compensate broker-dealers with trail commissions or account maintenance and service fees in an amount up to 0.25% per year of the assets maintained in a Fund by their customers.


     The following table sets forth the distribution and service maintenance fees the Distributor received from the Funds for the fiscal years ended September 30, 1996, 1995, and 1994.

                   DISTRIBUTION AND SERVICE MAINTENANCE FEES

      FUND                         1996                              1995                         1994
--------------------------------------------------------------------------------------------------------------
                       Class A           Class B           Class A          Class B       Class A     Class B
--------------------------------------------------------------------------------------------------------------
Balanced Assets
 Fund                     $478,455        $ 1,675,676        $ 237,888       $1,749,100  $158,785   $1,736,424
--------------------------------------------------------------------------------------------------------------
Blue Chip
 Growth Fund              $164,198        $   390,560        $  42,755       $  632,288  $  5,390   $  804,627
--------------------------------------------------------------------------------------------------------------
Global Balanced
 Fund                     $ 32,163        $   148,748        $  44,919       $  141,100  $ 11,026*  $   22,717*
--------------------------------------------------------------------------------------------------------------
Growth and
 Income Fund              $ 25,462        $49,329****        $11,338**       $10,876***  $2,714**   $    480**
--------------------------------------------------------------------------------------------------------------
Mid-Cap Growth
 Fund                     $136,912        $   109,353        $ 115,641       $   62,270  $119,773   $   36,868
--------------------------------------------------------------------------------------------------------------
Small Company
 Growth Fund              $408,943        $   815,125        $ 187,524       $  556,816  $132,081   $  431,989
--------------------------------------------------------------------------------------------------------------

* For the period 6/15/94 (commencement of operations) through 9/30/94
** For the period 7/1/94 (commencement of operations) through 9/30/94
*** For the fiscal year ended 9/30/95 the Distributor waived fees in the amount of $16,747 for Growth and Income Fund.
**** For the fiscal year ended 9/30/96 the Distributor waived fees in the amount of $3,265 for the Growth and Income Fund.


     Continuance of the Distribution Plans with respect to each Fund is subject to annual approval by vote of the Trustees, including a majority of the Independent Trustees. The Distribution Plans were last so approved on May 16, 1996. A Distribution Plan may not be amended to increase materially the amount authorized to be spent thereunder with respect to a class of shares of a Fund, without approval of the shareholders of the affected class of shares of the Fund. In addition, all material amendments to the Distribution Plans must be approved by the Trustees in the manner described above. A Distribution Plan may be terminated at any time with respect to a Fund without payment of any penalty by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the affected class of shares of the Fund. So long as the Distribution Plans are in effect, the election and nomination of the Independent Trustees of the Trust shall be committed to the discretion of the Independent Trustees. In the Trustees' quarterly review of the Distribution Plans, they will consider the continued appropriateness of, and the level of, compensation provided in the Distribution Plans. In their consideration of the Distribution Plans with respect to a Fund, the Trustees must consider all factors they deem relevant, including information as to the benefits of the Fund and the shareholders of the relevant class of the Fund.

THE ADMINISTRATOR. The Trust has entered into a Service Agreement, under the terms of which SunAmerica Fund Services, Inc. ("SAFS"), an indirect wholly owned subsidiary of SunAmerica Inc., acts as a servicing agent assisting State Street Bank and Trust Company ("State Street") in connection with certain services offered to the shareholders of each of the Funds. Under the terms of the Service Agreement, SAFS may receive reimbursement of its costs in providing such shareholder services. SAFS is located at The SunAmerica Center, 733 Third Avenue, New York, NY 10017-3204.

     The Service Agreement dated September 23, 1993 as amended August 21, 1996, continues in effect from year to year provided that such continuance is approved annually by vote of a majority of the Trustees including a majority of the disinterested Trustees. The Service Agreement was last so renewed on May 16, 1996.

     Pursuant to the Service Agreement, as compensation for services rendered, SAFS receives a fee from each Fund, computed and payable monthly based upon an annual rate of 0.22% of average daily net assets. This fee represents the full cost of providing shareholder and transfer agency services to the Trust. From this fee, SAFS pays a fee to State Street, and its affiliate, National Financial Data Services ("NFDS" and with State Street, the "Transfer Agent") (other than out-of-pocket charges of the Transfer Agent which are paid by the Trust). No portion of such fee is paid or reimbursed by Class Z shares. Class Z shares, however, will pay all direct transfer agency fees and out-of pocket expenses. For further information regarding the Transfer Agent, see the section entitled "Additional Information" below.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

     As discussed in the Prospectus, the Adviser is responsible for decisions to buy and sell securities for each Fund, selection of broker-dealers and negotiation of commission rates. With respect to the Global Balanced Fund, AIG Global is responsible for decisions to buy and sell foreign equity securities, selection of broker-dealers and negotiation of commission rates for their respective component of the portfolio. Purchases and sales of securities on a securities exchange are effected through brokers-dealers who charge a negotiated commission for their services. Orders may be directed to any broker-dealer including, to the extent and in the manner permitted by applicable law, an affiliated brokerage subsidiary of the Adviser or AIG Global.

     In the over-the-counter market, securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission (although the price of the security usually includes a profit to the dealer). In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

     The Adviser's (or Sub-Adviser's) primary consideration in effecting a security transaction is to obtain the best net price and the most favorable execution of the order. However, the Adviser (or Sub-Adviser) may select broker-dealers which provide it with research services and may cause a Fund to pay such broker-dealers commissions which exceed those that other broker-dealers may have charged, if in its view the commissions are reasonable in relation to the value of the brokerage and/or research services provided by the broker-dealer. Certain research services furnished by brokers may be useful to the Adviser (or Sub-Adviser) with clients other than the Trust. No specific value can be determined for research services furnished without cost to the Adviser (or Sub-Adviser) by a broker. The Adviser (and Sub-Adviser) is of the opinion that because the material must be analyzed and reviewed by its staff, its receipt does not tend to reduce expenses, but may be beneficial in supplementing the Adviser's (or Sub-Adviser's) research and analysis. Therefore, it may tend to benefit the Funds by improving the quality of the Adviser's (or Sub-Adviser's) investment advice. The investment advisory fees paid by the Funds are not reduced because the Adviser (or Sub-Adviser) receives such services. When making purchases of underwritten issues with fixed underwriting fees, the Adviser (or Sub-Adviser) may designate the use of broker-dealers who have agreed to provide the Adviser (or Sub-Adviser) with certain statistical, research and other information.

     Subject to applicable law and regulations, consideration may also be given to the willingness of particular brokers to sell shares of a Fund as a factor in the selection of brokers for transactions effected on behalf of a Fund, subject to the requirement of best price and execution.

     Although the objectives of other accounts or investment companies which the Adviser (or Sub-Adviser) manages may differ from those of the Funds, it is possible that, at times, identical securities will be acceptable for purchase by one or more of the Funds and one or more other accounts or investment companies which the Adviser manages. However, the position of each account or company in the securities of the same issue may vary with the length of the time that each account or company may choose to hold its investment in those securities. The timing and amount of purchase by each account and company will also be determined by its cash position. If the purchase or sale of a security is consistent with the investment policies of one or more of the Funds and one or more of these other accounts or companies is considered at or about the same time, transactions in such securities will be allocated in a manner deemed equitable by the Adviser (or Sub-Adviser). The Adviser (or Sub-Adviser) may combine such transactions, in accordance with applicable laws and regulations, where the size of the transaction would enable it to negotiate a better price or reduced commission. However, simultaneous transactions could adversely affect the ability of a Fund to obtain or dispose of the full amount of a security, which it seeks to purchase or sell, or the price at which such security can be purchased or sold.

     The following tables set forth the brokerage commissions paid by the Funds and the amounts of the brokerage commissions which were paid to affiliated broker-dealers by the Funds for the fiscal years ended September 30, 1996, 1995 and 1994.

                           1996 BROKERAGE COMMISSIONS

                                      AMOUNT PAID
                       AGGREGATE           TO          PERCENTAGE PAID TO
       FUND            BROKERAGE     AFFILIATED      AFFILIATED BROKER-
                     COMMISSIONS       BROKER-             DEALERS
                                       DEALERS
--------------------------------------------------------------------------
Balanced Assets
 Fund                      $952,056         $21,450           2.3%
--------------------------------------------------------------------------
Blue Chip Growth
 Fund                      $424,304         $     0           0.0%
--------------------------------------------------------------------------
Global Balanced
 Fund                      $ 83,133         $     0           0.0%
--------------------------------------------------------------------------
Growth and Income
 Fund                      $ 66,513         $ 2,130           3.2%
--------------------------------------------------------------------------
Mid-Cap Growth
 Fund                      $238,176         $ 3,150           1.3%
--------------------------------------------------------------------------
Small Company
 Growth Fund               $408,277         $11,880           2.9%
--------------------------------------------------------------------------


                           1995 BROKERAGE COMMISSIONS

                                      AMOUNT PAID
                       AGGREGATE           TO          PERCENTAGE PAID TO
       FUND            BROKERAGE     AFFILIATED      AFFILIATED BROKER-
                     COMMISSIONS       BROKER-             DEALERS
                                       DEALERS
--------------------------------------------------------------------------
Balanced Assets
 Fund                      $758,880         $13,735           1.8%
--------------------------------------------------------------------------
Blue Chip Growth
 Fund                      $479,902         $ 7,125           1.5%
--------------------------------------------------------------------------
Global Balanced
 Fund                      $136,225         $ 1,500           1.1%
--------------------------------------------------------------------------
Growth and Income
 Fund                      $ 19,916         $     0           0.0%
--------------------------------------------------------------------------
Mid-Cap Growth
 Fund                      $255,418         $   250           0.1%
--------------------------------------------------------------------------
Small Company
 Growth Fund               $338,503         $     0           0.0%
--------------------------------------------------------------------------

                           1994 BROKERAGE COMMISSIONS

                                      AMOUNT PAID
                       AGGREGATE           TO          PERCENTAGE PAID TO
       FUND            BROKERAGE     AFFILIATED      AFFILIATED BROKER-
                     COMMISSIONS       BROKER-             DEALERS
                                       DEALERS
--------------------------------------------------------------------------
Balanced Assets
 Fund                      $715,367         $16,950           2.4%
--------------------------------------------------------------------------
Blue Chip Growth
 Fund                      $302,994         $ 6,054           2.0%
--------------------------------------------------------------------------
Global Balanced
 Fund                      $ 58,702*        $   0*            0.0%*
--------------------------------------------------------------------------
Growth and Income
 Fund                        $3,930**       $   0**           0.0%**
--------------------------------------------------------------------------
Mid-Cap Growth
 Fund                      $443,261         $16,518           3.7%
--------------------------------------------------------------------------
Small Company
 Growth Fund               $534,360         $20,400           3.8%
--------------------------------------------------------------------------

* For the period 6/15/94 (commencement of operations) through 9/30/94 ** For the period 7/1/94 (commencement of operations) through 9/30/94

              ADDITIONAL INFORMATION REGARDING PURCHASE OF SHARES

     Shares of each of the Funds are sold at the respective net asset value next determined after receipt of a purchase order, plus a sales charge, which, at the election of the investor, may be imposed either (i) at the time of purchase (Class A shares), or (ii) on a deferred basis (Class B shares and certain Class A shares). Reference is made to "Purchase of Shares" in the Prospectus for certain information as to the purchase of Fund shares.

     The following tables set forth the front-end sales concessions with respect to Class A shares of each Fund, the amount of the front-end sales concessions which was reallowed to affiliated broker-dealers, and the contingent deferred sales charges with respect to Class B shares of each Fund, received by the Distributor for the fiscal years ended September 30, 1996, 1995 and 1994.

                                      1996

                                FRONT-END          AMOUNT           CONTINGENT
                                  SALES          REALLOWED           DEFERRED
FUND                          CONCESSIONS-     TO AFFILIATED      SALES CHARGE-
                             CLASS A SHARES   BROKER-DEALERS      CLASS B SHARES
-----------------------------------------------------------------------------------
Balanced Assets Fund              $1,139,306        $  830,997             $303,405
-----------------------------------------------------------------------------------
Blue Chip Growth Fund             $   84,051        $   48,653             $ 37,223
-----------------------------------------------------------------------------------
Global Balanced Fund              $   96,613        $   60,930             $ 45,769
-----------------------------------------------------------------------------------
Growth and Income Fund            $  384,542        $  188,254             $  1,820
-----------------------------------------------------------------------------------
Mid-Cap Growth Fund               $  185,300        $  125,403             $ 15,696
-----------------------------------------------------------------------------------
Small Company Growth Fund         $2,007,194        $1,156,919             $118,032
-----------------------------------------------------------------------------------

                                        1995

                             FRONT-END        AMOUNT            CONTINGENT
                             SALES            REALLOWED         DEFERRED
FUND                         CONCESSIONS-     TO AFFILIATED     SALES CHARGE-
                             CLASS A SHARES   BROKER-DEALERS    CLASS B SHARES
-----------------------------------------------------------------------------------
Balanced Assets Fund              $  565,677        $  411,596             $367,583
-----------------------------------------------------------------------------------
Blue Chip Growth Fund             $   33,816        $   27,360             $ 88,628
-----------------------------------------------------------------------------------
Global Balanced Fund              $  139,083        $  100,770             $ 47,198
-----------------------------------------------------------------------------------
Growth and Income Fund            $   22,142        $   14,608             $  1,965
-----------------------------------------------------------------------------------
Mid-Cap Growth Fund               $  104,245        $   69,230             $ 40,076
-----------------------------------------------------------------------------------
Small Company Growth Fund         $  602,843        $  317,796             $105,710
-----------------------------------------------------------------------------------

                                      1994

                             FRONT-END        AMOUNT            CONTINGENT
                             SALES            REALLOWED         DEFERRED
FUND                         CONCESSIONS-     TO AFFILIATED     SALES CHARGE-
                             CLASS A SHARES   BROKER-DEALERS    CLASS B SHARES
-----------------------------------------------------------------------------------
Balanced Assets Fund              $637,524          $447,006               $268,455
-----------------------------------------------------------------------------------
Blue Chip Growth Fund             $ 70,030          $ 55,499               $ 80,423
-----------------------------------------------------------------------------------
Global Balanced Fund              $187,819*         $138,775*              $  4,745*
-----------------------------------------------------------------------------------
Growth and Income Fund                $715**            $620**                 --
-----------------------------------------------------------------------------------
Mid-Cap Growth Fund               $186,243          $118,270               $  6,456
-----------------------------------------------------------------------------------
Small Company Growth Fund         $295,035          $187,986               $ 54,793
-----------------------------------------------------------------------------------

* For the period 6/15/94 (commencement of operations) through 9/30/94 ** For the period 7/1/94 (commencement of operations) through 9/30/94

CONTINGENT DEFERRED SALES CHARGES ("CDSCS") APPLICABLE TO CERTAIN CLASS B SHARES. Class B shares of the Small Company Growth Fund and the Balanced Assets Fund issued to shareholders in exchange for shares of Old Emerging Growth and Old Balanced Assets, respectively, in the Reorganization, are subject to the CDSC schedule that applied to redemptions of shares of these funds at the time of reorganization. Upon a redemption of these shares, the shareholder will receive credit for the periods both prior to and after the Reorganization during which the shares were held. The following table sets forth the rates of the CDSC applicable to these shares:


                                        CONTINGENT DEFERRED SALES CHARGE
                                           AS A PERCENTAGE OF DOLLARS
YEAR SINCE PURCHASE PAYMENT WAS MADE     INVESTED OR REDEMPTION PROCEEDS
--------------------------------------  ---------------------------------
------------------------------------------------------------------------
First                                                  5%
------------------------------------------------------------------------
Second                                                 4%
------------------------------------------------------------------------
Third                                                  3%
------------------------------------------------------------------------
Fourth                                                 2%
------------------------------------------------------------------------
Fifth                                                  1%
------------------------------------------------------------------------
Sixth and thereafter                                   0%
------------------------------------------------------------------------

   Any Class B shares purchased after the date of the Reorganization (other than through the reinvestment of dividends and distributions, which are not subject to the CDSC) will be subject to the CDSC schedule reflected in the Prospectus.

CONVERSION FEATURE APPLICABLE TO CERTAIN CLASS B SHARES. Shareholders of Class B shares of the Small Company Growth Fund and the Balanced Assets Fund issued in exchange for shares of Old Emerging Growth and Old Balanced Assets, respectively, in the Reorganization, will receive credit for the periods both prior to and after the Reorganization during which the shares were held, for purposes of computing the seven year holding period applicable to the conversion feature.

WAIVER OF CONTINGENT DEFERRED SALES CHARGES. As discussed under "Purchase of Shares" in the Prospectus, CDSCs may be waived on redemptions of Class B shares under certain circumstances. The conditions set forth below are applicable with respect to the following situations with the proper documentation:

     DEATH. CDSCs may be waived on redemptions within one year following the death (i) of the sole shareholder on an individual account, (ii) of a joint tenant where the surviving joint tenant is the deceased's spouse, or (iii) of the beneficiary of a Uniform Gifts to Minors Act, Uniform Transfers to Minors Act or other custodial account. The CDSC waiver is also applicable in the case where the shareholder account is registered as community property. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the CDSC will be waived on any redemption from the estate account occurring within one year of the death. If the Class B shares are not redeemed within one year of the death, they will remain Class B shares and be subject to the applicable CDSC, when redeemed.

   DISABILITY. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of
the Internal Revenue Code of 1986, as amended).   To be eligible for such
waiver, (i) the disability must arise after the purchase of shares and (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

PURCHASES THROUGH THE DISTRIBUTOR. An investor may purchase shares of a Fund through dealers which have entered into selected dealer agreements with the Distributor. An investor's dealer who has entered into a distribution arrangement with the Distributor is expected to forward purchase orders and payment promptly to the Fund. Orders received by the Distributor before the Fund's close of business will be executed at the offering price determined at the close of regular trading on the NYSE that day. Orders received by the Distributor after the Fund's close of business will be executed at the offering price determined after the close of regular trading of the NYSE on the next trading day. The Distributor reserves the right to cancel any purchase order for which payment has not been received by the fifth business day following the investment. A Fund will not be responsible for delays caused by dealers.

PURCHASE BY CHECK. With respect to the purchase of Class A and Class B shares, checks should be made payable to the specific Fund or to "SunAmerica Funds" or, for retirement plan accounts for which the Adviser serves as fiduciary, to "Resources Trust Company." In the case of a new account, purchase orders by check must be submitted directly by mail to SunAmerica Fund Services, Inc., Mutual Fund Operations, The SunAmerica Center, 733 Third Avenue, New York, New York 10017-3204, together with payment for the purchase price of such shares and a completed New Account Application. Payment for subsequent purchases should be mailed to SunAmerica Fund Services, Inc., c/o NFDS, P.O. Box 419373, Kansas City, Missouri 64141-6373 and the shareholder's Fund account number should appear on the check. For fiduciary retirement plan accounts, both initial and subsequent purchases should be mailed to SunAmerica Fund Services, Inc., Mutual Fund Operations, The SunAmerica Center, 733 Third Avenue, New York, New York 10017-3204. Certified checks are not necessary but checks are accepted subject to collection at full face value in United States funds and must be drawn on a bank located in the United States. Upon receipt of the completed New Account Application and payment check, the Transfer Agent will purchase full and fractional shares of the applicable Fund at the net asset value next computed after the check is received, plus the applicable sales charge. Subsequent purchases of shares of each Fund may be purchased directly through the Transfer Agent. SAFS reserves the right to reject any check made payable other than in the manner indicated above. Under certain circumstances, a Fund will accept a multi-party check (i.e., a check made payable to the shareholder by another party and then endorsed by the shareholder to the Fund in payment for the purchase of shares); however, the processing of such a check may be subject to a delay. The Funds do not verify the authenticity of the endorsement of such multi-party check, and acceptance of the check by a Fund should not be considered verification thereof. Neither the Funds nor their affiliates will be held liable for any losses incurred as a result of a fraudulent endorsement. There are restrictions on the redemption of shares purchased by check for which funds are being collected. (See "Redemption of Shares.")

PURCHASE THROUGH SAFS. SAFS will effect a purchase order on behalf of a customer who has an investment account upon confirmation of a verified credit balance at least equal to the amount of the purchase order (subject to the minimum $500 investment requirement for wire orders). If such order is received at or prior to the Fund's close of business, the purchase of shares of a Fund will be effected on that day. If the order is received after the Fund's close of business, the order will be effected on the next business day.

PURCHASE BY FEDERAL FUNDS WIRE. An investor may make purchases by having his or her bank wire Federal funds to the Trust's Transfer Agent. Federal funds purchase orders will be accepted only on a day on which the Trust and the Transfer Agent are open for business. In order to insure prompt receipt of a Federal funds wire, it is important that these steps be followed:

     1. You must have an existing SunAmerica Fund Account before wiring funds. To establish an account, complete the New

Account Application and send it via facsimile to SunAmerica Fund Services, Inc. at: (212) 551-5343.

     2. Call SunAmerica Fund Services' Shareholder/Dealer Services, toll free at (800) 858-8850, extension 5125 to obtain your new account number.

     3.   Instruct the bank to wire the specified amount to the Transfer Agent:
State Street Bank and Trust Company, Boston, MA, ABA# 0110-00028; DDA# 99029712, SunAmerica [name of Fund, Class __] (include shareholder name and account number).

WAIVER OF SALES CHARGES WITH RESPECT TO CERTAIN PURCHASES OF CLASS A SHARES. To the extent that sales are made for personal investment purposes, the sales charge is waived as to Class A shares purchased by current or retired officers, directors, and other full-time employees of SunAmerica and its affiliates, as well as members of the selling group and family members of the foregoing. In addition, the sales charge is waived with respect to shares purchased by certain qualified retirement plans or employee benefit plans (other than IRAs), which are sponsored or administered by SunAmerica or an affiliate thereof. Further, the sales charge is waived with respect to shares purchased by "wrap accounts" for the benefit of clients of broker-dealers, financial institutions or financial planners adhering to the following standards established by the
Distributor: (i) the broker-dealer, financial institution or financial planner charges its client(s) an advisory fee based on the assets under management on an annual basis, and (ii) such broker-dealer, financial institution or financial planner does not advertise that shares of the Funds may be purchased by clients at net asset value. Shares purchased under this waiver may not be resold except to the Fund. Shares are offered at net asset value to the foregoing persons because of anticipated economies in sales effort and sales related expenses. Reductions in sales charges apply to purchases or shares by a "single person" including an individual; members of a family unit comprising husband, wife and minor children; or a trustee or other fiduciary purchasing for a single fiduciary account. Complete details concerning how an investor may purchase shares at reduced sales charges may be obtained by contacting the Distributor.

REDUCED SALES CHARGES (CLASS A SHARES ONLY). As discussed under "Purchase of Shares" in the Prospectus, investors in Class A shares of a Fund may be entitled to reduced sales charges pursuant to the following special purchase plans made available by the Trust.

       COMBINED PURCHASE PRIVILEGE. The following persons may qualify for the sales charge reductions or eliminations by combining purchases of Fund shares into a single transaction:

  (i) an individual, or a "company" as defined in Section 2(a)(8) of the 1940 Act (which includes corporations which are corporate affiliates of each other);

  (ii) an individual, his or her spouse and their minor children, purchasing for his, her or their own account;

  (iii) a trustee or other fiduciary purchasing for a single trust estate or single fiduciary account (including a pension, profit-sharing, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code);

  (iv) tax-exempt organizations qualifying under Section 501(c)(3) of the Internal Revenue Code (not including 403(b) plans);

  (v) employee benefit plans of a single employer or of affiliated employers, other than 403(b) plans; and

 (vi) group purchases as described below.

  A combined purchase currently may also include shares of other funds in the SunAmerica Mutual Funds (other than money market funds) purchased at the same time through a single investment dealer, if the dealer places the order for such shares directly with the Distributor.

  RIGHTS OF ACCUMULATION.   A purchaser of Fund shares may qualify for a reduced
sales charge by combining a current purchase (or combined purchases as described above) with shares previously purchased and still owned; provided the cumulative value of such shares (valued at cost or current net asset value, whichever is higher), amounts to $50,000 or more. In determining the shares previously purchased, the calculation will include, in addition to other Class A shares of the particular Fund that were previously purchased, shares of the other classes of the same Fund, as well as shares of any class of any other Fund or of any of the other Funds advised by the Adviser, as long as such shares were sold with a sales charge or acquired in exchange for shares purchased with such a sales charge.

  The shareholder's dealer, if any, or the shareholder, must notify the Distributor at the time an order is placed of the applicability of the reduced charge under the Right of Accumulation. Such notification must be in writing by the dealer or shareholder when such an order is placed by mail. The reduced sales charge will not be granted if: (a) such information is not furnished at the time of the order; or (b) a review of the Distributor's or the Transfer Agent's records fails to confirm the investor's represented holdings.

  LETTER OF INTENT. A reduction of sales charges is also available to an investor who, pursuant to a written Letter of Intent which is set forth in the New Account Application, establishes a total investment goal in Class A shares of one or more Funds to be achieved through any number of investments over a thirteen-month period, of $50,000 or more. Each investment in such Funds made during the period will be subject to a reduced sales charge applicable to the goal amount. The initial purchase must be at least 5% of the stated investment goal and shares totaling 5% of the dollar amount of the Letter of Intent will be held in escrow by the Transfer Agent, in the name of the investor. Shares of any class of shares of any Fund, or of other funds advised by the Adviser which impose a sales charge at the time of purchase, which the investor intends to purchase or has previously purchased during a 30-day period prior to the date of execution of the Letter of Intent and still owns, may also be included in determining the applicable reduction; provided, the dealer or shareholder notifies the Distributor of such prior purchase(s).

  The Letter of Intent does not obligate the investor to purchase, nor the Trust to sell, the indicated amounts of the investment goal. In the event the investment goal is not achieved within the thirteen-month period, the investor is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charges actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor is authorized by the Letter of Intent to liquidate a sufficient number of escrowed shares to obtain such difference. If the goal is exceeded and purchases pass the next sales charge break-point, the sales charge on the entire amount of the purchase that results in passing that break-point, and on subsequent purchases, will be subject to a further reduced sales charge in the same manner as set forth above under "Rights of Accumulation," but there will be no retroactive reduction of sales charges on previous purchases. At any time while a Letter of Intent is in effect, a shareholder may, by written notice to the Distributor, increase the amount of the stated goal. In that event, shares of the applicable Funds purchased during the previous 90-day period and still owned by the shareholder will be included in determining the applicable sales charge. The 5% escrow and the minimum purchase requirement will be applicable to the new stated goal. Investors electing to purchase shares of one or more of the Funds pursuant to this purchase plan should carefully read such Letter of Intent.

  REDUCED SALES CHARGE FOR GROUP PURCHASES. Members of qualified groups may purchase Class A shares of the Funds under the combined purchase privilege as described above.

  To receive a rate based on combined purchases, group members must purchase Class A shares of a Fund through a single investment dealer designated by the group. The designated dealer must transmit each member's initial purchase to the Distributor, together with payment and completed New Account Application. After the initial purchase, a member may send funds for the purchase of Class A shares directly to the Transfer Agent. Purchases of a Fund's shares are made at the public offering price based on the net asset value next determined after the Distributor or the Transfer Agent receives payment for the Class A shares. The minimum investment requirements described above apply to purchases by any group member.

  Qualified groups include the employees of a corporation or a sole proprietorship, members and employees of a partnership or association, or other organized groups of persons (the members of which may include other qualified groups) provided that: (i) the group has at least 25 members of which at least ten members participate in the initial purchase; (ii) the group has been in existence for at least six months; (iii) the group has some purpose in addition to the purchase of investment company shares at a reduced sales charge; (iv) the group's sole organizational nexus or connection is not that the members are credit card customers of a bank or broker-dealer, clients of an investment adviser or security holders of a company; (v) the group agrees to provide its designated investment dealer access to the group's membership by means of written communication or direct presentation to the membership at a meeting on not less frequently than an annual basis; (vi) the group or its investment dealer will provide annual certification, in form satisfactory to the Transfer Agent, that the group then has at least 25 members and that at least ten members participated in group purchases during the immediately preceding 12 calendar months; and (vii) the group or its investment dealer will provide periodic certification, in form satisfactory to the Transfer Agent, as to the eligibility of the purchasing members of the group.

  Members of a qualified group include: (i) any group which meets the requirements stated above and which is a constituent member of a qualified group; (ii) any individual purchasing for his or her own account who is carried on the records of the group or on the records of any constituent member of the group as being a good standing employee, partner, member or person of like status of the group or constituent member; or (iii) any fiduciary purchasing shares for the account of a member of a qualified group or a member's beneficiary. For example, a qualified group could consist of a trade association which would have as its members individuals, sole proprietors, partnerships and corporations. The members of the group would then consist of the individuals, the sole proprietors and their employees, the members of the partnership and their employees, and the corporations and their employees, as well as the trustees of employee benefit trusts acquiring a Fund's shares for the benefit of any of the foregoing.

  Interested groups should contact their investment dealer or the Distributor. The Trust reserves the right to revise the terms of or to suspend or discontinue group sales with respect to shares of the Funds at any time.

  NET ASSET VALUE TRANSFER PROGRAM. Investors may purchase Class A shares of a Fund at net asset value to the extent that the investment represents the proceeds from a redemption of a non-SunAmerica mutual fund in which the investor either (a) paid a front-end sales load or (b) was subject to, or paid a CDSC on the redemption proceeds. Nevertheless, the Distributor will pay a commission to any dealer who initiates or is responsible for such an investment, in the amount of .50% of the amount invested, subject, however, to forfeiture in the event of a redemption during the first year from the date of purchase. In addition, it is essential that a NAV Transfer Program Form accompany the New Account Application to indicate that the investment is intended to participate in the Net Asset Value Transfer Program (formerly, Exchange Program for Investment Company Shares). This program may be revised or terminated without notice by the Distributor. For current information, contact Shareholder/Dealer Services at (800) 858-8850.

 ADDITIONAL INFORMATION REGARDING REDEMPTION OF SHARES

  Reference is made to "Redemption of Shares" in the Prospectus for certain information as to the redemption of Fund shares.

  If the Trustees determine that it would be detrimental to the best interests of the remaining shareholders of a Fund to make payment wholly or partly in cash, the Trust, having filed with the SEC a notification of election pursuant to Rule 18f-1 on behalf of each of the Funds, may pay the redemption price in whole, or in part, by a distribution in kind of securities from a Fund in lieu of cash. In conformity with applicable rules of the SEC, the Funds are committed to pay in cash all requests for redemption, by any shareholder of record, limited in amount with respect to each shareholder during any 90-day period to the lesser of (i) $250,000, or (ii) 1% of the net asset value of the applicable Fund at the beginning of such period. If shares are redeemed in kind, the redeeming shareholder would incur brokerage costs in converting the assets into cash. The method of valuing portfolio securities is described below in the section entitled "Determination of Net Asset Value," and such valuation will be made as of the same time the redemption price is determined.

                        DETERMINATION OF NET ASSET VALUE

  The Fund is open for business on any day the NYSE is open for regular trading. Shares are valued each day as of the close of regular trading on the NYSE (generally, 4:00 p.m., Eastern time). Each Fund calculates the net asset value of each class of its shares separately by dividing the total value of each class's net assets by the shares of such class outstanding. The net asset value of a Fund's shares will also be computed on each other day in which there is a sufficient degree of trading in such Fund's securities that the net asset value of its shares might be materially affected by changes in the values of the portfolio securities; provided, however, that on such day the Trust receives a request to purchase or redeem such Fund's shares. The days and times of such computation may, in the future, be changed by the Trustees in the event that the portfolio securities are traded in significant amounts in markets other than the NYSE, or on days or at times other than those during which the NYSE is open for trading.

  Securities that are actively traded over-the-counter, including listed securities for which the primary market is believed by the Adviser (or Sub-Adviser) to be over-the-counter, are valued on the basis of the bid prices provided by principal market makers. Securities listed on the NYSE or other national securities exchanges, other than those principally traded over-the-counter, are valued on the basis of the last sale price on the exchange on which they are primarily traded. However, if the last sale price on the NYSE is different than the last sale price on any other exchange, the NYSE price will be used. If there are no sales on that day, then the securities are valued at the bid price on the NYSE or other primary exchange for that day. Options traded on national securities exchanges are valued at the last sale price on such exchanges preceding the valuation, and Futures and options thereon, which are traded on commodities exchanges, are valued at their last sale price as of the close of such commodities exchanges.

  Securities that are traded on foreign exchanges are ordinarily valued at the last quoted sales price available before the time when the assets are valued. If a securities price is available from more than one foreign exchange, a Fund uses the exchange that is the primary market for the security. Values of portfolio securities primarily traded on foreign exchanges are already translated into U.S. dollars when received from a quotation service.

  The above procedures need not be used to determine the value of debt securities owned by a Fund if, in the opinion of the Trustees, some other method would more accurately reflect the fair market value of such debt securities in the quantities owned by such Fund. Securities for which quotations are not readily available and other assets are appraised at fair value, as determined pursuant to procedures adopted in good faith by the Trustees. Short-term debt securities are valued at their current market value or fair value, which for securities with remaining maturities of 60 days or less has been determined in good faith by the Trustees to be represented by amortized cost value, absent unusual circumstances. A pricing service may be utilized to value the Funds' assets under the procedures set forth above. Any use of a pricing service will be approved and monitored by the Trustees. The value of all assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at the mean between the bid and offered prices of such currencies against U.S. dollars last quoted by any large New York bank which is a dealer in foreign currency.

  The values of securities held by the Funds, and other assets used in computing net asset value, are determined as of the time trading in such securities is completed each day, which in the case of foreign securities may be at a time prior to 4:00 P.M., Eastern time. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determinations of such values or exchange rates are made and 4:00 P.M., Eastern time. When such events materially affect the values of securities held by the Funds or their liabilities, such securities and liabilities will be valued at fair value as determined in good faith by the Trustees.

                                PERFORMANCE DATA

  Each Fund may advertise performance data that reflects various measures of total return and the Balanced Assets Fund may advertise data that reflects yield. An explanation of the data presented and the methods of computation that will be used are as follows.

  A Fund's performance may be compared to the historical returns of various investments, performance indices of those investments or economic indicators, including, but not limited to, stocks, bonds, certificates of deposit, money market funds and U.S. Treasury Bills. Certain of these alternative investments may offer fixed rates of return and guaranteed principal and may be insured.

  Average annual total return is determined separately for Class A, Class B and Class Z shares in accordance with a formula specified by the SEC. Average annual total return is computed by finding the average annual compounded rates of return for the 1-, 5-, and 10-year periods or for the lesser included periods of effectiveness. The formula used is as follows:

                               P(1 + T)/n/ = ERV

     P     =   a hypothetical initial purchase payment of $1,000
     T     =   average annual total return
     N     =   number of years
     ERV   =   ending redeemable value of a hypothetical $1,000
 payment made at the beginning of the 1-, 5-, or 10- year periods at the end of the 1-, 5-, or 10-year periods (or fractional portion thereof).

  The above formula assumes that:

  1. The maximum sales load (i.e., either the front-end sales load in the case of the Class A shares or the deferred sales load that would be applicable to a complete redemption of the investment at the end of the specified period in the case of the Class B shares) is deducted from the initial $1,000 purchase payment;

  2. All dividends and distributions are reinvested at net asset value; and

  3. Complete redemption occurs at the end of the 1-, 5-, or 10-year periods or fractional portion thereof with all nonrecurring charges deducted accordingly.

  The Funds' average annual total return for the 1-, 5- and 10-year periods (or from date of inception, if sooner) ended September 30, 1996, are as follows:

CLASS A
-------                                              SINCE     ONE     FIVE    TEN
SHARES                                             INCEPTION   YEAR   YEARS   YEARS
------                                             ---------  ------  ------  ------
-----------------------------------------------------------------------------------
Balanced
 Assets Fund                                        8.23%/1/   4.29%  N/A     N/A
-----------------------------------------------------------------------------------
Blue Chip
 Growth Fund                                        8.86%/1/   7.33%  N/A     N/A
-----------------------------------------------------------------------------------
Mid-Cap
 Growth Fund                                       12.08%/2/   6.43%  11.68%  N/A
-----------------------------------------------------------------------------------
Small Company
 Growth                                            14.87%/2/  12.48%  18.63%  N/A
-----------------------------------------------------------------------------------
Global
 Balanced Fund                                      4.82%/3/   4.62%  N/A     N/A
-----------------------------------------------------------------------------------
Growth and
 Income Fund                                       20.76%/4/  24.97%  N/A     N/A
-----------------------------------------------------------------------------------

----------------

(1) From date of September 24, 1993.
(2) From date of inception of January 27, 1987.
(3) From date of inception of June 15, 1994.
(4) From date of inception of July 1, 1994.

CLASS B
-------                                            SINCE      ONE     FIVE    TEN
SHARES                                             INCEPTION  YEAR    YEARS   YEARS
------                                             ---------  -----   -----   -----
-----------------------------------------------------------------------------------
Balanced
 Assets Fund                                       11.62%/1/   5.93%  10.01%  10.03%
-----------------------------------------------------------------------------------
Blue Chip
 Growth Fund                                       10.53%/1/   9.17%  12.86%   9.09%
-----------------------------------------------------------------------------------
Mid-Cap
 Growth Fund                                        8.03%/2/   8.16%   N/A     N/A
-----------------------------------------------------------------------------------
Small Company
 Growth                                            16.83%/2/  14.60%   N/A     N/A
-----------------------------------------------------------------------------------
Global
 Balanced Fund                                      5.50%/3/   6.21%   N/A     N/A
-----------------------------------------------------------------------------------
Growth and
 Income Fund                                       22.52%/4/  27.75%   N/A     N/A
-----------------------------------------------------------------------------------

--------------

(1) From dates of inception of April 15, 1985 and March 13, 1985, respectively.
(2) From date of September 24, 1993.
(3) From date of inception of June 15, 1994.
(4) From date of inception of July 1, 1994.

          Each Fund may advertise cumulative, rather than average return, for each class of its shares for periods of time other than the 1-, 5-, and 10-year periods or fractions thereof, as discussed above. Such return data will be computed in the same manner as that of average annual total return, except that the actual cumulative return will be computed. Class Z shares were not available on September 30, 1996.

COMPARISONS

          Each Fund may compare its total return or yield to similar measures as calculated by various publications, services, indices, or averages. Such comparisons are made to assist in evaluating an investment in a Fund. The following references may be used:

          a)             Dow Jones Composite Average or its component averages -
- an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks (Dow Jones Utilities Average), and 20 transportation company stocks (Dow Jones Transportation Average). Comparisons of performance assume reinvestment of dividends.

          b) Standard & Poor's 500 Stock Index or its component indices -- an unmanaged index composed of 400 industrial stocks, 40 financial stocks, 40 utilities stocks, and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

          Standard & Poor's 100 Stock Index -- an unmanaged index based on the prices of 100 blue chip stocks, including 92 industrials, one utility, two transportation companies, and five financial institutions. The Standard & Poor's 100 Stock Index is a smaller, more flexible index for options trading.

          c) The New York Stock Exchange composite or component indices --unmanaged indices of all industrial, utilities, transportation, and finance stocks listed on the New York Stock Exchange.

          d) Wilshire 5000 Equity Index or its component indices -- represents the return on the market value of all common equity securities for which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

          e) Lipper: Mutual Fund Performance Analysis, Fixed Income Analysis, and Mutual Fund Indices -- measures total return and average current yield for the mutual fund industry. Ranks individual mutual fund performance over specified time periods assuming reinvestment of all distributions, exclusive of sales charges.

          f) CDA Mutual Fund Report, published by CDA Investment Technologies, Inc., analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.

          g)             Mutual Fund Source Book, published by Morningstar, Inc.
--analyzes price, risk and total return for the mutual fund industry.

          h) Financial publications: Wall Street Journal, Business Week, Changing Times, Financial World, Forbes, Fortune, Money, Pension and Investment Age, United Mutual Fund Selector, and Wiesenberger Investment Companies Service, and other publications containing financial analyses which rate mutual fund performance over specified time periods.

          i) Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics -- a statistical measure of periodic change in the price of goods and services in major expenditure groups.

          j) Stocks, Bonds, Bills, and Inflation, published by Ibbotson Associates -- historical measure of yield, price, and total return for common and small company stock, long-term government bonds, treasury bills, and inflation.

          k) Savings and Loan Historical Interest Rates as published in the U.S. Savings & Loan League Fact Book.

          l)             Shearson-Lehman Municipal Bond Index and
Government/Corporate Bond Index -- unmanaged indices that track a basket of intermediate and long-term bonds. Reflect total return and yield and assume dividend reinvestment.

          m) Salomon GNMA Index published by Salomon Brothers Inc. - -Market value of all outstanding 30-year GNMA Mortgage Pass-Through Securities that includes single family and graduated payment mortgages.

          Salomon Mortgage Pass-Through Index published by Salomon Brothers Inc. --Market value of all outstanding agency mortgage pass-through securities that includes 15- and 30-year FNMA, FHLMC and GNMA Securities.

          n) Value Line Geometric Index -- broad based index made up of approximately 1700 stocks each of which have an equal weighting.

          o) Morgan Stanley Capital International EAFE Index -- an arithmetic, market value-weighted average of the performance of over 900 securities on the stock exchanges of countries in Europe, Australia and the Far East.

          p) Goldman Sachs 100 Convertible Bond Index -- currently includes 67 bonds and 33 preferred stocks. The original list of names was generated by screening for convertible issues of $100 million or more in market capitalization. The index is priced monthly.

          q) Salomon Brothers High Grade Corporate Bond Index -- consists of publicly issued, non-convertible corporate bonds rated "AA" or

"AAA". It is a value-weighted, total return index, including approximately 800 issues.

          r) Salomon Brothers Broad Investment Grade Bond Index -- is a market-weighted index that contains approximately 4700 individually priced investment grade corporate bonds rated "BBB" or better, U.S. Treasury/agency issues and mortgage pass-through securities.

          s) Salomon Brother World Bond Index -- measures the total return performance of high-quality securities in major sectors of the international bond market. The index covers approximately 600 bonds from 10 currencies:

          Australian Dollars          Netherlands Guilders
          Canadian Dollars            Swiss Francs
          European Currency Units     UK Pound Sterling
          French Francs               U.S. Dollars
          Japanese Yen                German Deutsche Marks

          t) J.P. Morgan Global Government Bond Index -- a total return, market capitalization-weighted index, rebalanced monthly, consisting of the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, The Netherlands, Spain, Sweden, the United Kingdom, and the United States.

          u) Shearson Lehman LONG-TERM Treasury Bond Index -- is comprised of all bonds covered by the Shearson Lehman Hutton Treasury Bond Index with maturities of 10 years or greater.

          v) NASDAQ Industrial Index -- is comprised of more than 3,000 industrial issues. It is a value-weighted index calculated on pure change only and does not include income.

          w) The MSCI Combined Far East Free ex Japan Index -- a market capitalization weighted index comprised of stocks in Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore and Thailand. Korea is included in this index at 20% of its market capitalization.

          x) First Boston High Yield Index -- generally includes over 180 issues with an average maturity range of seven to ten years with a minimum capitalization of $100 million. All issues are individually trader-priced monthly.

          y) Morgan Stanley Capital International World Index -- An arithmetic, market value-weighted average of the performance of over 1,470 securities list on the stock exchanges of countries in Europe, Australia, the Far East, Canada and the United States.

          z) Russell 3000 and 2000 Index -- represents the top 3,000 and the next 2,000 stocks traded on the New York Stock Exchange, American Stock Exchange and National Association of Securities Dealers Automated Quotations, by market capitalizations.

          In assessing such comparisons of performance, an investor should keep in mind that the composition of the investments in the reported indices and averages is not identical to a Fund's portfolio, that the averages are generally unmanaged and that the items included in the calculations of such averages may not be identical to the formula used by a Fund to calculate its figures. Specifically, a Fund may compare its performance to that of certain indices which include securities with government guarantees. However, a Fund's shares do not contain any such guarantees. In addition, there can be no assurance that a Fund will continue its performance as compared to such other standards.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

DIVIDENDS AND DISTRIBUTIONS. Dividends from net investment income, if any, and the excess of net realized long-term capital gains over net capital losses ("capital gain distributions"), if any, will be distributed to the registered holders at least annually. With respect to capital gain distributions, each Fund's policy is to offset any prior year capital loss carry forward against any realized capital gains, and accordingly, no distribution of capital gains will be made until gains have been realized in excess of any such loss carry forward.

          Dividends and distributions will be paid in additional Fund shares based on the net asset value at the Fund's close of business on the Ex or , unless the shareholder notifies the Fund at least five business days prior to the payment date to receive such distributions in excess of $10 in cash.

TAXES. Each Fund is qualified and intends to remain qualified and elects to be treated as a regulated investment company under Subchapter M of the Code for each taxable year. In order to be qualified as a regulated investment company, each Fund generally must, among other things, (a) derive at least 90% of its gross income from dividends, interest, proceeds from loans of stock or securities and certain other related income; (b) derive less than 30% of its gross income from the sale or other disposition of stock or securities held less than 3 months; and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) 50% of the market value of each Fund's assets is represented by cash, government securities, securities of other regulated investment companies and other securities limited, in respect of any one issuer, to an amount no greater than 5% of each Fund's assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than government securities or the securities of other regulated investment companies).

          As a regulated investment company, each Fund will not be subject to U.S. Federal income tax on its income and capital gains which it distributes as dividends or capital gains distributions to shareholders provided that it distributes to shareholders at least 90% of its investment company taxable income for the taxable year. Each Fund intends to distribute sufficient income to meet this qualification requirement.

          Under the Code, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To avoid the tax, each Fund must distribute during each calendar year (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses for the 12-month period ending on October 31 of the calendar year, and (3) all ordinary income and net capital gains for the previous years that were not distributed during such years. To avoid application of the excise tax, each Fund intends to make distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the calendar year if declared by each Fund in October, November or December of such year, payable to shareholders of record on a date in such month and paid by each Fund during January of the following year. Any such distributions paid during January of the following year will be taxable to shareholders as of such December 31, rather than the date on which the distributions are received.

          Distributions of net investment income and short-term capital gains are taxable to the shareholder as ordinary dividend income regardless of whether the shareholder receives such distributions in additional shares or in cash.
The portion of such dividends received from each Fund that will be eligible for the dividends received deduction for corporations will be determined on the basis of the amount of each Fund's gross income, exclusive of capital gains from sales of stock or securities, which is derived as dividends from domestic corporations, other than certain tax-exempt corporations and certain real estate investment trusts, and will be designated as such in a written notice to shareholders mailed not later than 60 days after the end of each fiscal year. Distributions of net long-term capital gains, if any, are taxable as long-term capital gains regardless of whether the shareholder receives such distributions in additional shares or in cash or how long the investor has held his or her shares, and are not eligible for the dividends received deduction for corporations.

          Upon a sale or exchange of its shares, a shareholder will realize a taxable gain or loss depending upon its basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term capital gain or loss if the shares have been held for more than one year. Generally, any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced (whether through dividend reinvestment or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. Any loss realized by a shareholder on the sale of shares of a Fund held by the shareholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of net capital gains received by the shareholder with respect to such shares.

          Under certain circumstances (such as the exercise of an exchange privilege), the tax effect of sales load charges imposed on the purchase of shares in a regulated investment company is deferred if the shareholder does not hold the shares for at least 90 days.

          Income received by a Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Income tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to determine in advance the effective rate of foreign tax to which a Fund will be subject, since the amount of that Fund's assets to be invested in various countries is not known. It is not anticipated that any Fund (other than the Global Balanced Fund) will qualify to pass through to its shareholders the ability to claim as a foreign tax credit their respective shares of foreign taxes paid by such Fund. If more than 50% in value of Global Balanced Fund's total assets at the close of its taxable year consists of securities of foreign corporations, the Fund will be eligible, and intends, to file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to include their proportionate share of such withholding taxes in their U.S. income tax returns as gross income, treat such proportionate share as taxes paid by them, and deduct such proportionate share in computing their taxable incomes or, alternatively, use them as foreign tax credits against their U.S. income taxes. No deductions for foreign taxes, however, may be claimed by non-corporate shareholders who do not itemize deductions. Of course, certain retirement accounts which are not subject to tax cannot claim foreign tax credits on investments in foreign securities held in the Fund. A shareholder that is a nonresident alien individual or a foreign corporation may be subject to U.S. withholding tax on the income resulting from the Fund's election described in this paragraph but may not be able to claim a credit or deduction against such U.S. tax for the foreign taxes treated as having been paid by such shareholder.

          Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such Fund actually collects such receivables or pays such liabilities are treated as ordinary income or ordinary loss. Similarly, gains or losses on forward foreign currency exchange contracts, sale of currencies or dispositions of debt securities denominated in a foreign currency attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security and the date of disposition generally also are treated as ordinary gain or loss. These gains, referred to under the Code as "Section 988" gains or losses, increase or decrease the amount of each Fund's investment company taxable income available to be distributed to its shareholders as ordinary income.

          The Code includes special rules applicable to the listed non-equity options, regulated futures contracts, and options on futures contracts which a Fund may write, purchase or sell. Such options and contracts are classified as
Section 1256 contracts under the Code. The character of gain or loss resulting from the sale, disposition, closing out, expiration or other termination of
Section 1256 contracts, except forward foreign currency exchange contracts, is generally treated as long-term capital gain or loss to the extent of 60% thereof and short-term capital gain or loss to the extent of 40% thereof ("60/40 gain or loss"). Such contracts, when held by a Fund at the end of a fiscal year, generally are required to be treated as sold at market value on the last day of such fiscal year for Federal income tax purposes ("marked-to-market"). Over-the-counter options are not classified as Section 1256 contracts and are not subject to the marked-to-market rule or to 60/40 gain or loss treatment. Any gains or losses recognized by a Fund from transactions in over-the-counter options generally constitute short-term capital gains or losses. When call options written, or put options purchased, by a Fund are exercised, the gain or loss realized on the sale of the underlying securities may be either short-term or long-term, depending on the holding period of the securities. In determining the amount of gain or loss, the sales proceeds are reduced by the premium paid for the puts or increased by the premium received for calls.

          A substantial portion of each Fund's transactions in options, futures contracts and options on futures contracts, particularly its hedging transactions, may constitute "straddles" which are defined in the Code as offsetting positions with respect to personal property. A straddle consisting of a listed option, futures contract, or option on a futures contract and of U.S. Government securities would constitute a "mixed straddle" under the Code. The Code generally provides with respect to straddles (i) "loss deferral" rules which may postpone recognition for tax purposes of losses from certain closing purchase transactions or other dispositions of a position in the straddle to the extent of unrealized gains in the offsetting position, (ii) "wash sale" rules which may postpone recognition for tax purposes of losses where a position is sold and a new offsetting position is acquired within a prescribed period, (iii) "short sale" rules which may terminate the holding period of securities owned by a Fund when offsetting positions are established and which may convert certain losses from short-term to long-term, and (iv) "conversion transaction" rules which recharacterize capital gains as ordinary income. The Code provides that certain elections may be made for mixed straddles that can alter the character of the capital gain or loss recognized upon disposition of positions which form part of a straddle. Certain other elections also are provided in the Code; no determination has been reached to make any of these elections.

          The Global Balanced Fund and Growth and Income Fund may purchase debt securities (such as zero-coupon or pay-in-kind securities) that contain original issue discount. Original issue discount that accrues in a taxable year is treated as earned by a Fund and therefore is subject to the distribution requirements of the Code. Because the original issue discount earned by the Fund in a taxable year may not be represented by cash income, the Fund may have to dispose of other securities and use the proceeds to make distributions to shareholders.

          A Fund may be required to backup withhold U.S. Federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide their correct taxpayer identification number or fail to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against a shareholder's U.S. Federal income tax liability.

          The Global Balanced Fund may, from time to time, invest in "passive foreign investment companies" ("PFICs"). A PFIC is a foreign corporation that, in general, meets either of the following tests: (a) at least 75% of its gross income is passive or (b) an average of at least 50% of its assets produce, or are held for the production of, passive income. If the Global Balanced Fund acquires and holds stock in a PFIC beyond the end of the year of its acquisition, the Fund will be subject to federal income tax on a portion of any "excess distribution" received on the stock or of any gain from disposition of the stock (collectively, "PFIC income"), plus interest thereon, even if the Global Balanced Fund distributes the PFIC income as a taxable dividend to its shareholders. The balance of the PFIC income will be included in the Global Balanced Fund's investment company taxable income and, accordingly, will not be taxable to it to the extent that income is distributed to its shareholders. Proposed Treasury regulations provide that the Fund may make a "mark-to-market" election with respect to any stock it holds of a PFIC. If the election is in effect, at the end of the Global Balanced Fund's taxable year, the Global Balanced Fund will recognize the amount of gains, if any, with respect to PFIC
stock.   No loss will be recognized on PFIC stock.  Alternatively, the Global
Balanced Fund may elect to treat any PFIC in which it invests as a "qualified electing fund," in which case, in lieu of the foregoing tax and interest obligation, the Global Balanced Fund will be required to include in income each year its pro rata share of the qualified electing fund's annual ordinary earnings and net capital gain, even if they are not distributed to the Global Balanced Fund; those amounts would be subject to the distribution requirements applicable to the Global Balanced Fund described above. It may be very difficult, if not impossible, to make this election because of certain requirements thereof.

          The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury regulations currently in effect. Shareholders are urged to consult their tax advisors regarding specific questions as to Federal, state and local taxes. In addition, foreign investors should consult with their own tax advisors regarding the particular tax consequences to them of an investment in each Fund. Qualification as a regulated investment company under the Code for tax purposes does not entail government supervision of management and investment policies.

                                RETIREMENT PLANS

          Shares of each Fund are eligible to be purchased in conjunction with various types of qualified retirement plans. The summary below is only a brief description of the Federal income tax laws for each plan and does not purport to be complete. Further information or an application to invest in shares of a Fund by establishing any of the retirement plans described below may be obtained by calling Retirement Plans at (800) 858-8850. However, it is recommended that a shareholder considering any retirement plan consult a tax adviser before participating.

PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 401(k) of the Code permit business employers and certain associations to establish pension and profit sharing plans for employees. Shares of a Fund may be purchased by those who would have been covered under the rules governing old H.R. 10 (Keogh) Plans, as well as by corporate plans. Each business retirement plan provides tax advantages for owners and participants. Contributions made by the employer are tax-deductible, and participants do not pay taxes on contributions or earnings until withdrawn.

TAX-SHELTERED CUSTODIAL ACCOUNTS. Section 403(b)(7) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code, to purchase shares of a Fund and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes.

INDIVIDUAL RETIREMENT ACCOUNTS (IRA). Section 408 of the Code permits eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, commonly referred to as SEP-IRA. These IRA's are subject to limitations with respect to the amount that may be contributed, the eligibility of individuals, and the time in which distributions would be allowed to commence. In addition, certain distributions from some other types of retirement plans may be placed on a tax-deferred basis in an IRA.

SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION.  This plan was introduced by a provision of the Tax Reform Act of 1986 as a unique way for small employers to provide the benefit of retirement planning for their employees. Contributions are deducted from the employee's paycheck before tax deductions and are deposited into an IRA by the employer. These contributions are not included in the employee's income and therefore are not reported or deducted on his or her tax return.

                             DESCRIPTION OF SHARES

          Ownership of the Trust is represented by transferable shares of beneficial interest. The Declaration of Trust of the Trust (the "Declaration of Trust") permits the Trustees to issue an unlimited number of full and fractional shares, $.01 par value, and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests of the Trust.

          Currently, six series of shares of the Trust have been authorized pursuant to the Declaration of Trust: the Balanced Assets Fund, the Global Balanced Fund, the Blue Chip Growth Fund, the Mid-Cap Growth Fund, the Small Company Growth Fund and the Growth and Income Fund. The Global Balanced Fund, the Blue Chip Growth Fund, the Mid-Cap Growth Fund and the Growth and Income Fund have each been divided into two classes of shares, designated as Class A and Class B shares. The Balanced Assets Fund and Small Company Growth Fund have each been divided into three classes of shares, designated as Class A, Class B and Class Z shares. The Trustees may authorize the creation of additional series of shares so as to be able to offer to investors additional investment portfolios within the Trust that would operate independently from the Trust's present portfolios, or to distinguish among shareholders, as may be necessary, to comply with future regulations or other unforeseen circumstances. Each series of the Trust's shares represents the interests of the shareholders of that series in a particular portfolio of Trust assets. In addition, the Trustees may authorize the creation of additional classes of shares in the future, which may have fee structures different from those of existing classes and/or may be offered only to certain qualified investors.

          Shareholders are entitled to a full vote for each full share held.
The Trustees have terms of unlimited duration (subject to certain removal procedures) and have the power to alter the number of Trustees, and appoint their own successors, provided that at all times at least a majority of the Trustees have been elected by shareholders. The voting rights of shareholders are not cumulative, so that holders of more than 50% of the shares voting can, if they choose, elect all Trustees being elected, while the holders of the remaining shares would be unable to elect any Trustees. Although the Trust need not hold annual meetings of shareholders, the Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the 1940 Act or the Declaration of Trust. Also, a shareholders meeting must be called, if so requested in writing by the holders of record of 10% or more of the outstanding shares of the Trust. In addition, the Trustees may be removed by the action of the holders of record of two-thirds or more of the outstanding shares. All series of shares will vote with respect to certain matters, such as election of Trustees. When all series of shares are not affected by a matter to be voted upon, such as approval of investment advisory agreements or changes in a Fund's policies, only shareholders of the series affected by the matter may be entitled to vote.

          All classes of shares of a given series are identical in all respects, except that (i) each class may bear differing amounts of certain class-specific expenses, (ii) Class A shares are subject to an initial sales charge, a distribution fee and an ongoing account maintenance and service fee, (iii) Class B shares are subject to a contingent deferred sales charge, a distribution fee and an ongoing account maintenance and service fee, (iv) Class B shares convert automatically to Class A shares on the first business day of the month seven years after the purchase of such Class B Shares, (v) each class has voting rights on matters that pertain to the Rule 12b-1 plan adopted with respect to such class, except that under certain circumstances, the holders of Class B shares may be entitled to vote on material changes to the Class A Rule 12b-1 plan, (vi) Class Z shares are not subject to any sales charge or any distribution, account maintenance or service fee, and (vii) each class of shares will be exchangeable only into the same class of shares of any other Fund or other funds in the SunAmerica Family of Mutual Funds that offers that class.
All shares of the Trust issued and outstanding and all shares offered by the Prospectus when issued, are fully paid and non-assessable. Shares have no preemptive or other subscription rights and are freely transferable on the books of the Trust. In addition, shares have no conversion rights, except as described above.

          The Declaration of Trust provides that no Trustee, officer, employee or agent of the Trust is liable to the Trust or to a shareholder, nor is any Trustee, officer, employee or agent liable to any third persons in connection with the affairs of the Trust, except as such liability may arise from his or its own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties. It also provides that all third persons shall look solely to the Trust's property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, the Declaration of Trust provides that a Trustee, officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Trust. The Trust shall continue, without limitation of time, subject to the provisions in the Declaration of Trust concerning termination by action of the shareholders.

                            ADDITIONAL INFORMATION

COMPUTATION OF OFFERING PRICE PER SHARE
---------------------------------------

          The following is the offering price calculation for Class A and Class B shares of the Funds, based on the value of each Fund's net assets as of September 30, 1996.


                                           Balanced Assets                        Blue Chip Growth             Global Balanced
                                                 Fund  +                               Fund                        Fund
                                        --------------------                    --------------------         ------------------
                                   Class A               Class B              Class A          Class B      Class A       Class B
                             --------------------  --------------------  ------------------  -----------  ------------  ------------


Net Assets.................          $147,035,456          $171,196,506         $51,993,425  $36,199,481  $ 10,035,090  $ 16,111,902


Number of Shares
 Outstanding...............             8,748,465            10,187,608           2,950,757    2,096,657     1,301,793     2,107,949

Net Asset Value Per
 Shares (net assets
 divided by number
 of shares)................          $      16.81          $      16.80         $     17.62  $     17.27  $       7.71  $       7.64


Sales Charge) for
 Class A Shares:
 5.75% of offering
 price (6.10% of net
 asset value per
 share))*..................          $       1.03  $       **                   $      1.07  $       **   $        .47  $     **

Offering Price.............          $      17.84          $      16.80         $     18.69  $     17.27  $       8.18  $       7.64


                                                                                                                Small Company
                                           Growth and Income Fund                  Mid-Cap Growth Fund          Growth Fund  +
                                         --------------------------              --------------------       --------------------
                                        Class A               Class B             Class A      Class B       Class A      Class B
                                      -----------           -----------         -----------  -----------   -----------  -----------

Net Assets.................          $ 21,099,017          $ 13,903,004         $41,904,384  $13,783,802  $158,567,071  $107,839,397


Number of Shares
  Outstanding..............             2,015,981          $  1,330,114           2,356,510      791,770     6,538,057     4,550,952

Net Asset Value Per
  Share (net assets
  divided by number
  of shares)...............          $      10.47          $      10.45         $     17.78  $     17.41  $      24.25  $      23.70


Sales Charge (for
  Class A Shares:
  5.75% of offering
  price (6.10% of net
  asset value per
  share))*.................          $        .64  $      **                    $      1.08  $       **   $       1.48  $     **

Offering Price.............          $      11.11          $      10.45         $     18.86  $     17.41  $      25.73  $      23.70

_______________

* Rounded to nearest one-hundredth percent; assumes maximum sales charge is applicable
** Class B shares are not subject to an initial charge but may be subject to a contingent deferred sales charge on redemption of shares within six years of purchase.
+   The offering of Class Z shares commenced on October 1, 1996.

REPORTS TO SHAREHOLDERS. The Trust sends audited annual and unaudited semi-annual reports to shareholders of each of the Funds. In addition, the Transfer Agent sends a statement to each shareholder having an account directly with the Trust to confirm transactions in the account.

CUSTODIAN AND TRANSFER AGENCY.  State Street Bank and Trust Company,

1776 Heritage Drive, North Quincy, MA 02171, serves as Custodian and Transfer Agent for the Funds and in those capacities maintains certain financial and accounting books and records pursuant to agreements with the Trust. Transfer agent functions are performed for State Street, by National Financial Data Services, P.O. Box 419572, Kansas City, MO 64141-6572, an affiliate of State Street.

INDEPENDENT ACCOUNTANTS AND LEGAL COUNSEL. Price Waterhouse LLP, 1177 Avenue of the Americas, New York, NY 10036, has been selected to serve as the Trust's independent accountants and in that capacity examines the annual financial statements of the Trust. The firm of Shereff, Friedman, Hoffman & Goodman, LLP, 919 Third Avenue, New York, NY 10022, has been selected as legal counsel to the Trust.

                              FINANCIAL STATEMENTS

  Set forth following this Statement of Additional Information are the financial statements of SunAmerica Equity Funds with respect to Registrant's fiscal year ended September 30, 1996.

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF ASSETS AND LIABILITIES -- September 30, 1996

                             BALANCED     BLUE CHIP    MID-CAP   SMALL COMPANY    GLOBAL     GROWTH AND
                              ASSETS       GROWTH      GROWTH       GROWTH       BALANCED      INCOME
                               FUND         FUND        FUND         FUND          FUND         FUND
                           -----------------------------------------------------------------------------
ASSETS:
Investments securities,
 at value (identified
 cost $277,773,099;
 $74,972,693;
 $41,512,876;
 $192,419,854;
 $21,240,451 and
 $28,517,818,
 respectively)...........  $294,588,658  $80,872,707 $52,121,375 $249,986,112   $23,007,462  $30,316,656
Short-term securities
 (cost equals market)....            --           --          --           --     1,302,000           --
Repurchase agreements
 (cost equals market)....     8,398,000    1,189,000   4,072,000    9,766,000     1,160,000    4,353,000
Cash.....................           916          954         106          984         5,746       43,371
Foreign cash (identified
 cost $303,982)..........            --           --          --           --       301,859           --
Receivable for
 investments sold........    16,737,801    6,086,322          --   11,679,582       145,472      214,693
Receivable for shares of
 beneficial interest
 sold....................       536,009      224,618      83,333    1,231,552        55,202      811,954
Interest and dividends
 receivable..............     1,501,234       60,893      13,589       47,108       197,383       43,577
Prepaid expenses.........        14,818       33,144       6,646       11,998         1,116          973
Receivable from
 investment adviser......            --           --          --           --         6,635       18,817
Unrealized appreciation
 of foreign currency
 contracts...............            --           --          --           --       146,021           --
Deferred organizational
 expenses................            --           --          --           --         2,334          758
                           ------------  ----------- ----------- ------------   -----------  -----------
  Total assets...........   321,777,436   88,467,638  56,297,049  272,723,336    26,331,230   35,803,799
                           ------------  ----------- ----------- ------------   -----------  -----------
LIABILITIES:
Payable for investments
 purchased...............     2,411,915       46,000     455,000    5,519,101        72,694      722,860
Payable for shares of
 beneficial interest
 redeemed................       511,772       48,834      44,412      373,908         2,870       11,987
Accrued expenses.........       186,061       83,710      54,487      141,863        58,126       30,297
Investment advisory and
 management fees payable.       192,235       52,362      32,727      155,384        20,963       18,990
Distribution and service
 maintenance fees
 payable.................       179,614       43,245      22,133      126,612        15,754       15,130
Dividends payable........        63,877          581         104           --            --        2,514
Unrealized depreciation
 of foreign currency
 contracts...............            --           --          --           --        13,831           --
                           ------------  ----------- ----------- ------------   -----------  -----------
  Total liabilities......     3,545,474      274,732     608,863    6,316,868       184,238      801,778
                           ------------  ----------- ----------- ------------   -----------  -----------
    Net assets...........  $318,231,962  $88,192,906 $55,688,186 $266,406,468   $26,146,992  $35,002,021
                           ============  =========== =========== ============   ===========  ===========
NET ASSETS WERE COMPOSED
 OF:
Shares of beneficial
 interest, $.01 par
 value...................  $    189,361  $    50,474 $    31,483 $    110,890   $    34,097  $    33,461
Paid-in capital..........   272,569,518   71,074,447  44,047,107  209,435,190    23,933,064   31,382,012
                           ------------  ----------- ----------- ------------   -----------  -----------
                            272,758,879   71,124,921  44,078,590  209,546,080    23,967,161   31,415,473
Accumulated undistributed
 net investment income
 (loss)..................       (18,577)          --          --           --       512,906       (2,516)
Accumulated undistributed
 net realized gain (loss)
 on investments, foreign
 currency and other
 assets and liabilities..    28,676,101   11,167,971   1,001,097     (705,870)     (229,373)   1,790,226
Net unrealized
 appreciation of
 investments.............    16,815,559    5,900,014  10,608,499   57,566,258     1,767,011    1,798,838
Net unrealized
 appreciation of foreign
 currency, other assets
 and liabilities.........            --           --          --           --       129,287           --
                           ------------  ----------- ----------- ------------   -----------  -----------
    Net assets...........  $318,231,962  $88,192,906 $55,688,186 $266,406,468   $26,146,992  $35,002,021
                           ============  =========== =========== ============   ===========  ===========
CLASS A (UNLIMITED SHARES
 AUTHORIZED):
Net asset value and
 redemption price per
 share
 ($147,035,456/8,748,465;
 $51,993,425/2,950,757;
 $41,904,384/2,356,510;
 $158,567,071/6,538,057;
 $10,035,090/1,301,793
 and
 $21,099,017/2,015,981
 net assets and shares of
 beneficial interest
 issued and outstanding,
 respectively)...........  $      16.81  $     17.62 $     17.78 $      24.25   $      7.71  $     10.47
Maximum sales charge
 (5.75% of offering
 price)..................          1.03         1.07        1.08         1.48          0.47         0.64
                           ------------  ----------- ----------- ------------   -----------  -----------
Maximum offering price to
 public..................  $      17.84  $     18.69 $     18.86 $      25.73   $      8.18  $     11.11
                           ============  =========== =========== ============   ===========  ===========
CLASS B (UNLIMITED SHARES
 AUTHORIZED):
Net asset value, offering
 and redemption price
 (excluding any
 applicable contingent
 deferred sales charge)
 per share
 ($171,196,506/10,187,608;
 $36,199,481/2,096,657;
 $13,783,802/791,770;
 $107,839,397/4,550,952;
 $16,111,902/2,107,949
 and
 $13,903,004/1,330,114
 net assets and shares of
 beneficial interest
 issued and outstanding,
 respectively)...........  $      16.80  $     17.27 $     17.41 $      23.70   $      7.64  $     10.45
                           ============  =========== =========== ============   ===========  ===========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF OPERATIONS -- For the year ended September 30, 1996

                           BALANCED     BLUE CHIP    MID-CAP    SMALL COMPANY   GLOBAL    GROWTH AND
                            ASSETS       GROWTH       GROWTH       GROWTH      BALANCED     INCOME
                             FUND         FUND         FUND         FUND         FUND        FUND
                          --------------------------------------------------------------------------
INVESTMENT INCOME:
Income:
 Interest (net of
  withholding taxes of
  $2,403 on Global
  Balanced Fund)........  $ 6,647,500  $   281,114  $  293,829   $ 1,324,606  $  436,750  $   87,928
 Dividends (net of
  withholding taxes of
  $32,895, $13,450,
  $1,459, $3,296,
  $32,882 and $854,
  respectively).........    2,928,724      919,680     166,238       366,438     285,671     214,138
                          -----------  -----------  ----------   -----------  ----------  ----------
 Total investment
  income................    9,576,224    1,200,794     460,067     1,691,044     722,421     302,066
                          -----------  -----------  ----------   -----------  ----------  ----------
Expenses:
 Investment advisory and
  management fees.......    2,282,018      644,774     375,398     1,487,650     240,640      91,559
 Distribution and
  service maintenance
  fees-Class A..........      478,455      164,198     136,912       408,943      32,163      25,462
 Distribution and
  service maintenance
  fees-Class B..........    1,675,676      390,560     109,353       815,125     148,748      49,329
 Transfer agent fees and
  expenses-Class A......      424,921      141,422     111,673       352,438      28,239      18,652
 Transfer agent fees and
  expenses-Class B......      453,492      120,037      34,129       235,323      43,907      15,231
 Custodian fees and
  expenses..............      140,540       82,285      68,740       111,265     188,610      50,281
 Registration fees-Class
  A.....................       20,989        7,423      11,199        29,818       5,888       7,257
 Registration fees-Class
  B.....................        9,105        5,996       6,873        14,911       6,906       6,374
 Audit and tax
  consulting fees.......       56,410       20,825      16,395        36,270      12,800      10,910
 Trustees' fees and
  expenses..............       35,822       10,995       6,178        22,946       2,783       1,141
 Printing expense.......       25,575       10,695       4,350        22,020       2,210          --
 Insurance expense......        6,055        1,716       1,092         3,511         550         123
 Legal fees and
  expenses..............        4,890          790          --         3,335          --          --
 Interest expense.......        4,189        4,689       1,603            --          --         248
 Amortization of
  organizational
  expenses..............           --           --          --            --         878         278
 Miscellaneous expenses.        7,750        3,019       2,215         5,197       1,432         596
                          -----------  -----------  ----------   -----------  ----------  ----------
 Total expenses.........    5,625,887    1,609,424     886,110     3,548,752     715,754     277,441
 Less: expenses
  waived/reimbursed by
  investment adviser....           --           --         (66)           --    (101,710)   (129,960)
                          -----------  -----------  ----------   -----------  ----------  ----------
 Net expenses...........    5,625,887    1,609,424     886,044     3,548,752     614,044     147,481
                          -----------  -----------  ----------   -----------  ----------  ----------
Net investment income
 (loss).................    3,950,337     (408,630)   (425,977)   (1,857,708)    108,377     154,585
                          -----------  -----------  ----------   -----------  ----------  ----------
REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENTS:
Net realized gain on
 investments............   33,912,222   13,200,391   1,634,384        14,472   1,153,686   1,853,730
Net realized gain on
 foreign currency and
 other assets and
 liabilities............           --           --          --            36     797,602           2
Net change in unrealized
 appreciation
 (depreciation) of
 investments............   (8,691,595)  (2,296,867)  4,688,230    33,583,299     218,368   1,445,861
Net change in unrealized
 appreciation
 (depreciation) of
 foreign currency and
 other assets and
 liabilities............           --           --          --            --      83,360          --
                          -----------  -----------  ----------   -----------  ----------  ----------
Net realized and
 unrealized gain on
 investments, foreign
 currency and other
 assets and liabilities.   25,220,627   10,903,524   6,322,614    33,597,807   2,253,016   3,299,593
                          -----------  -----------  ----------   -----------  ----------  ----------
NET INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS.............  $29,170,964  $10,494,894  $5,896,637   $31,740,099  $2,361,393  $3,454,178
                          ===========  ===========  ==========   ===========  ==========  ==========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF CHANGES IN NET ASSETS

                             BALANCED ASSETS FUND          BLUE CHIP GROWTH FUND        MID-CAP GROWTH FUND
                          ----------------------------  --------------------------- ---------------------------
                          FOR THE YEAR   FOR THE YEAR   FOR THE YEAR  FOR THE YEAR  FOR THE YEAR  FOR THE YEAR
                              ENDED          ENDED          ENDED         ENDED         ENDED         ENDED
                          SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                              1996           1995           1996          1995          1996          1995
                          -------------------------------------------------------------------------------------
INCREASE IN NET ASSETS:
OPERATIONS:
 Net investment income
  (loss)................  $  3,950,337   $  4,234,844    $  (408,630)  $   (42,924)  $  (425,977)  $  (237,687)
 Net realized gain on
  investments...........    33,912,222     13,383,399     13,200,391     7,615,892     1,634,384     7,432,643
 Net realized loss on
  foreign currency,
  other assets and
  liabilities...........            --             --             --       (10,667)           --            --
 Net change in
  unrealized
  appreciation
  (depreciation) of
  investments...........    (8,691,595)    28,115,267     (2,296,867)    6,757,773     4,688,230     3,253,371
                          ------------   ------------    -----------   -----------   -----------   -----------
Net increase in net
 assets resulting from
 operations.............    29,170,964     45,733,510     10,494,894    14,320,074     5,896,637    10,448,327
                          ------------   ------------    -----------   -----------   -----------   -----------
DIVIDENDS AND
 DISTRIBUTIONS TO
 SHAREHOLDERS:
 From net investment
  income (Class A)......    (2,345,435)    (1,892,197)            --            --            --       (81,917)
 From net investment
  income (Class B)......    (1,868,201)    (4,315,134)            --            --            --       (10,723)
 From net realized gains
  on investments
  (Class A).............    (7,282,221)    (2,033,487)    (4,646,750)     (221,327)   (4,337,142)           --
 From net realized gains
  on investments
  (Class B).............    (9,730,482)    (7,043,145)    (4,492,488)   (5,263,567)   (1,083,506)           --
                          ------------   ------------    -----------   -----------   -----------   -----------
Total dividends and
 distributions to
 shareholders...........   (21,226,339)   (15,283,963)    (9,139,238)   (5,484,894)   (5,420,648)      (92,640)
                          ------------   ------------    -----------   -----------   -----------   -----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM CAPITAL SHARE
 TRANSACTIONS (NOTE 8)..    28,256,172     18,827,961      4,897,454    (1,851,797)    7,954,560       (43,053)
                          ------------   ------------    -----------   -----------   -----------   -----------
TOTAL INCREASE IN NET
 ASSETS.................    36,200,797     49,277,508      6,253,110     6,983,383     8,430,549    10,312,634
NET ASSETS:
Beginning of period.....   282,031,165    232,753,657     81,939,796    74,956,413    47,257,637    36,945,003
                          ------------   ------------    -----------   -----------   -----------   -----------
End of period [including
 undistributed net
 investment income
 (loss) for September
 30, 1996 and September
 30,1995 of $(18,577),
 $243,698; $0, $0; $0,
 and $0, respectively]..  $318,231,962   $282,031,165    $88,192,906   $81,939,796   $55,688,186   $47,257,637
                          ============   ============    ===========   ===========   ===========   ===========

  See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF CHANGES IN NET ASSETS

                           SMALL COMPANY GROWTH FUND       GLOBAL BALANCED FUND       GROWTH AND INCOME FUND
                          ----------------------------  --------------------------- ---------------------------
                          FOR THE YEAR   FOR THE YEAR   FOR THE YEAR  FOR THE YEAR  FOR THE YEAR  FOR THE YEAR
                              ENDED          ENDED          ENDED         ENDED         ENDED         ENDED
                          SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                              1996           1995           1996          1995          1996          1995
                          ----------------------------------------------------------------------------------
INCREASE IN NET ASSETS:
OPERATIONS:
 Net investment income
  (loss)................  $ (1,857,708)  $   (587,404)   $   108,377   $   305,478   $   154,585   $  183,673
 Net realized gain
  (loss) on investments.        14,472     31,433,571      1,153,686    (2,564,836)    1,853,730      346,652
 Net realized gain on
  foreign currency,
  other assets and
  liabilities...........            36         10,951        797,602     1,756,424             2           --
 Net change in
  unrealized
  appreciation
  (depreciation) of
  investments...........    33,583,299     15,112,125        218,368     1,847,343     1,445,861      297,243
 Net change in
  unrealized
  appreciation
  (depreciation) of
  foreign currency,
  other assets and
  liabilities...........            --             --         83,360        42,526            --           --
                          ------------   ------------    -----------   -----------   -----------   ----------
Net increase in net
 assets resulting from
 operations.............    31,740,099     45,969,243      2,361,393     1,386,935     3,454,178      827,568
                          ------------   ------------    -----------   -----------   -----------   ----------
DIVIDENDS AND DISTRIBUTIONS TO
 SHAREHOLDERS:
 From net investment
  income (Class A)......            --             --       (478,740)      (24,601)     (123,623)    (127,668)
 From net investment
  income (Class B)......            --             --       (693,095)      (12,084)      (58,296)     (54,591)
 From net realized gains
  on investments
  (Class A).............   (16,561,192)      (985,792)            --        (3,604)     (175,889)     (63,470)
 From net realized gains
  on investments
  (Class B).............   (12,782,675)    (1,122,738)            --        (3,671)     (127,334)     (13,320)
                          ------------   ------------    -----------   -----------   -----------   ----------
Total dividends and
 distributions to
 shareholders...........   (29,343,867)    (2,108,530)    (1,171,835)      (43,960)     (485,142)    (259,049)
                          ------------   ------------    -----------   -----------   -----------   ----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM CAPITAL SHARE
 TRANSACTIONS (NOTE 8)..   106,187,132     23,184,310      1,366,433    (4,383,749)   25,962,674    2,174,079
                          ------------   ------------    -----------   -----------   -----------   ----------
TOTAL INCREASE
 (DECREASE) IN NET
 ASSETS.................   108,583,364     67,045,023      2,555,991    (3,040,774)   28,931,710    2,742,598
NET ASSETS:
Beginning of period.....   157,823,104     90,778,081     23,591,001    26,631,775     6,070,311    3,327,713
                          ------------   ------------    -----------   -----------   -----------   ----------
End of period [including
 undistributed net
 investment income
 (loss) for September
 30, 1996 and September
 30, 1995 $0, $0;
 $512,906, $871,462;
 $(2,516), and $2,915,
 respectively]..........  $266,406,468   $157,823,104    $26,146,992   $23,591,001   $35,002,021   $6,070,311
                          ============   ============    ===========   ===========   ===========   ==========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

BALANCED ASSETS FUND
--------------------

                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS A
9/24/93-
 9/30/93(3).....  $15.07    $   --        $ 0.06      $ 0.06    $   --   $   --   $   --    $15.13      0.40%   $ 33,381
9/30/94.........   15.13      0.30         (0.23)       0.07     (0.28)   (0.30)   (0.58)    14.62      0.50      52,098
9/30/95.........   14.62      0.32          2.51        2.83     (0.45)   (0.58)   (1.03)    16.42     20.68     119,916
9/30/96.........   16.42      0.27          1.39        1.66     (0.28)   (0.99)   (1.27)    16.81     10.65     147,035

                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
9/24/93-
 9/30/93(3).....   1.54%(4)        0.46%(4)         25%     $   NA
9/30/94.........   1.58            2.00            141          NA
9/30/95.........   1.50            2.13            130          NA
9/30/96.........   1.52            1.63            187      0.0611

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS B
6/30/93(5)......  $15.63    $ 0.30        $ 2.63      $ 2.93    $(0.30)  $(2.40)  $(2.70)   $15.86     20.29%   $113,871
7/01/93-
 9/30/93(5).....   15.86      0.05          0.49        0.54     (0.06)   (1.21)   (1.27)    15.13      3.44     137,456
9/30/94.........   15.13      0.20         (0.23)      (0.03)    (0.18)   (0.30)   (0.48)    14.62     (0.14)    180,655
9/30/95.........   14.62      0.23          2.51        2.74     (0.36)   (0.58)   (0.94)    16.42     19.96     162,115
9/30/96.........   16.42      0.17          1.38        1.55     (0.18)   (0.99)   (1.17)    16.80      9.93     171,197

                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
6/30/93(5)......   1.91%(6)        1.94%(6)        251%     $   NA
7/01/93-
 9/30/93(5).....   2.10(4)(6)      1.36(4)(6)       25          NA
9/30/94.........   2.21            1.36            141          NA
9/30/95.........   2.12            1.59            130          NA
9/30/96.........   2.12            1.03            187      0.0611

--------------------------------------------------------------------------------
BLUE CHIP GROWTH FUND
---------------------
                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS A
10/08/93-
 9/30/94(3).....  $16.24    $ 0.09 (1)    $(0.26)     $(0.17)   $   --   $(0.65)  $(0.65)   $15.42     (1.05)%  $  3,207
9/30/95.........   15.42      0.02 (1)      2.99        3.01        --    (1.09)   (1.09)    17.34     21.29      42,407
9/30/96.........   17.34     (0.03)(1)      2.22        2.19        --    (1.91)   (1.91)    17.62     13.88      51,993

                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
10/08/93-
 9/30/94(3).....   1.64%(4)(6)     0.65%(4)(6)     170%     $   NA
9/30/95.........   1.58(6)         0.11(6)         251          NA
9/30/96.........   1.57           (0.18)           269      0.0600

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS B
12/31/92(5).....  $12.53    $(0.13)       $ 1.19      $ 1.06    $   --   $   --   $   --    $13.59      8.46%   $ 83,237
1/01/93-
 9/30/93(5).....   13.59     (0.02)(1)      2.71        2.69        --       --       --     16.28     19.79      79,774
9/30/94.........   16.28     (0.01)(1)     (0.28)      (0.29)       --    (0.65)   (0.65)    15.34     (1.81)     71,749
9/30/95.........   15.34     (0.01)(1)      2.89        2.88        --    (1.09)   (1.09)    17.13     20.51      39,533
9/30/96.........   17.13     (0.14)(1)      2.19        2.05        --    (1.91)   (1.91)    17.27     13.17      36,199

                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
12/31/92(5).....   2.53%          (0.75)%          192%     $   NA
1/01/93-
 9/30/93(5).....   2.46(4)        (0.14)(4)        171          NA
9/30/94.........   2.28           (0.05)           170          NA
9/30/95.........   2.22           (0.09)           251          NA
9/30/96.........   2.23           (0.83)           269      0.0600

------------
 @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
(1) Calculated based upon average shares outstanding
(2) Total return is not annualized and does not reflect sales load
(3) Commencement of sale of respective class of shares
(4) Annualized
(5) Pursuant to a reorganization of the SunAmerica Mutual Funds, the Equity Funds fiscal year ends were changed to September 30
(6) Net of the following expense reimbursements (based on average net assets):


                                                 6/30/93 9/30/93 9/30/94 9/30/95
                                                 ------- ------- ------- -------
   Balanced Assets Class B......................  .05%    .04%     --      --
   Blue Chip Growth Class A.....................   --      --     1.66%   .11%

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

MID-CAP GROWTH FUND

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                                              CLASS A

11/30/92(4).....  $13.30    $(0.07)       $ 2.87      $ 2.80    $(0.02)  $(0.44)  $(0.46)   $15.64     21.42%    $30,024
12/01/92-
 9/30/93(4).....   15.64     (0.09)(2)      3.17        3.08        --    (0.69)   (0.69)    18.03     20.42      34,918
9/30/94.........   18.03      0.04 (2)     (1.64)      (1.60)       --    (2.65)   (2.65)    13.78     (9.60)     32,906
9/30/95.........   13.78     (0.08)(2)      4.14        4.06     (0.04)      --    (0.04)    17.80     29.51      37,714
9/30/96.........   17.80     (0.12)(2)      2.21        2.09        --    (2.11)   (2.11)    17.78     12.92      41,904
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------

11/30/92(4).....   1.76%          (0.46)%           98%     $   NA
12/01/92-
 9/30/93(4).....   1.81(3)         1.18 (3)        231          NA
9/30/94.........   1.76            0.28            555          NA
9/30/95.........   1.66           (0.51)           392          NA
9/30/96.........   1.62           (0.69)           307      0.0603
                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                                              CLASS B
10/04/93-
 9/30/94(5).....  $18.12    $ 0.03 (2)    $(1.80)     $(1.77)   $   --   $(2.65)  $(2.65)   $13.70    (10.56)%   $ 4,039
9/30/95.........   13.70     (0.18)(2)      4.08        3.90     (0.02)      --    (0.02)    17.58     28.55       9,544
9/30/96.........   17.58     (0.24)(2)      2.18        1.94        --    (2.11)   (2.11)    17.41     12.16      13,784
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------

10/04/93-
 9/30/94(5).....   2.43%(3)(6)     0.20%(3)(6)     555%     $   NA
9/30/95.........   2.31(7)        (0.17)(7)        392          NA
9/30/96.........   2.32           (1.43)           307      0.0603

--------------------------------------------------------------------------------

SMALL COMPANY GROWTH FUND

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD INCOME(2)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                    CLASS A

11/30/92(4)(8)..  $13.88    $(0.12)       $ 3.39       $3.27    $   --   $(0.69)  $(0.69)   $16.46     24.31%    $32,056
12/01/92-
 9/30/93(4)(8)..   16.46     (0.02)         4.07        4.05        --    (0.73)   (0.73)    19.78     25.68      39,238
9/30/94.........   19.78     (0.10)        (1.40)      (1.50)       --    (1.46)   (1.46)    16.82     (7.74)     38,570
9/30/95.........   16.82     (0.04)         8.28        8.24        --    (0.41)   (0.41)    24.65     50.00      89,510
9/30/96.........   24.65     (0.16)         4.29        4.13        --    (4.53)   (4.53)    24.25     19.35     158,567
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
11/30/92(4)(8)..   1.90%          (0.88)%          209%     $   NA
12/01/92-
 9/30/93(4)(8)..   1.83(3)        (0.15)(3)        216          NA
9/30/94.........   1.67           (0.60)           411          NA
9/30/95.........   1.57           (0.22)           351          NA
9/30/96.........   1.53           (0.68)           240      0.0607
                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD INCOME(2)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                                              CLASS B
9/24/93-
 9/30/93(5).....  $19.66    $   --        $ 0.12      $ 0.12    $   --   $   --   $   --    $19.78      0.61%    $38,898
9/30/94.........   19.78     (0.20)        (1.42)      (1.62)       --    (1.46)   (1.46)    16.70     (8.40)     52,208
9/30/95.........   16.70     (0.16)         8.19        8.03        --    (0.41)   (0.41)    24.32     49.08      68,313
9/30/96.........   24.32     (0.29)         4.20        3.91        --    (4.53)   (4.53)    23.70     18.60     107,839
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
9/24/93-
 9/30/93(5).....   2.34%(3)       (1.70)%(3)       216%     $   NA
9/30/94.........   2.31           (1.23)           411          NA
9/30/95.........   2.22           (0.84)           351          NA
9/30/96.........   2.16           (1.30)           240      0.0607

------------
 @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
(1) Total return is not annualized and does not reflect sales load
(2) Calculated based upon average shares outstanding
(3) Annualized
(4) Pursuant to a reorganization of the SunAmerica Mutual Funds, the Equity Funds fiscal year ends were changed to September 30
(5) Commencement of sale of respective class of shares
(6) Net of expense reimbursement equivalent to .48% of average net assets for the period ended 9/30/94
(7) Net of expense reimbursement equivalent to .17% of average net assets for the year ended 9/30/95
(8) Restated to reflect a 0.984460367 for 1.00 stock split effective September 24, 1993

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

GLOBAL BALANCED FUND

                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS A
6/15/94-
 9/30/94(3).....   $6.94     $0.02     $(0.05)     $(0.03)   $   --   $   --   $   --     $6.91     (0.43)%  $13,100
9/30/95.........    6.91      0.10       0.36        0.46     (0.01)      --    (0.01)     7.36      6.72      9,615
9/30/96.........    7.36      0.06       0.71        0.77     (0.42)      --    (0.42)     7.71     11.00     10,035
                               RATIO OF NET
                  RATIO OF      INVESTMENT
                  EXPENSES        INCOME                 AVERAGE
     PERIOD      TO AVERAGE     TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS     NET ASSETS    TURNOVER  PER SHARE@
---------------- ------------- -------------- --------- ----------
6/15/94-
 9/30/94(3).....  2.15%(4)(5)    0.93%(4)(5)      18%    $    NA
9/30/95.........  2.15(5)        1.36(5)         169          NA
9/30/96.........  2.15(5)        0.84(5)         103      0.0074
                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS B
6/16/94-
 9/30/94(3).....   $6.94     $0.01     $(0.05)     $(0.04)   $   --   $   --   $   --     $6.90     (0.58)%  $13,532
9/30/95.........    6.90      0.05       0.36        0.41     (0.01)      --    (0.01)     7.30      5.91     13,976
9/30/96.........    7.30      0.02       0.70        0.72     (0.38)      --    (0.38)     7.64     10.21     16,112
                               RATIO OF NET
                  RATIO OF      INVESTMENT
                  EXPENSES        INCOME                 AVERAGE
     PERIOD      TO AVERAGE     TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS     NET ASSETS    TURNOVER  PER SHARE@
---------------- ------------- -------------- --------- ----------
6/16/94-
 9/30/94(3).....  2.80%(4)(5)    0.33%(4)(5)      18%    $    NA
9/30/95.........  2.80(5)        0.75(5)         169          NA
9/30/96.........  2.80(5)        0.21(5)         103      0.0074

--------------------------------------------------------------------------------

GROWTH AND INCOME FUND

                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                                    CLASS A
7/01/94-
 9/30/94(3).....   $7.33     $0.07     $ 0.10      $ 0.17    $(0.06)  $   --   $(0.06)    $7.44      2.34%   $ 3,098
9/30/95.........    7.44      0.32       1.08        1.40     (0.30)   (0.15)   (0.45)     8.39     19.53      3,532
9/30/96.........    8.39      0.14       2.50        2.64     (0.17)   (0.39)   (0.56)    10.47     32.59     21,099
                               RATIO OF NET
                  RATIO OF      INVESTMENT
                  EXPENSES        INCOME                 AVERAGE
     PERIOD      TO AVERAGE     TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS     NET ASSETS    TURNOVER  PER SHARE@
---------------- ------------- -------------- --------- ----------
7/01/94-
 9/30/94(3).....  1.50%(4)(5)    3.48%(4)(5)       8%    $    NA
9/30/95.........  0.46(5)        4.16(5)         230          NA
9/30/96.........  0.96(5)        1.52(5)         161      0.0600
                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS b
7/06/94-
 9/30/94(3).....   $7.33     $0.05     $ 0.11      $ 0.16    $(0.05)  $   --   $(0.05)    $7.44      2.19%   $   229
9/30/95.........    7.44      0.35       1.03        1.38     (0.28)   (0.15)   (0.43)     8.39     19.19      2,538
9/30/96.........    8.39      0.08       2.50        2.58     (0.13)   (0.39)   (0.52)    10.45     31.75     13,903
                               RATIO OF NET
                  RATIO OF      INVESTMENT
                  EXPENSES        INCOME                 AVERAGE
     PERIOD      TO AVERAGE     TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS     NET ASSETS    TURNOVER  PER SHARE@
---------------- ------------- -------------- --------- ----------
7/06/94-
 9/30/94(3).....  2.15%(4)(5)    2.86%(4)(5)       8%    $    NA
9/30/95.........  0.30(5)        4.48(5)         230          NA
9/30/96.........  1.58(5)        0.73(5)         161      0.0600

------------
 @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
(1) Calculated based upon average shares outstanding
(2) Total return is not annualized and does not reflect sales load
(3) Commencement of sale of respective class of shares
(4) Annualized
(5) Net of the following expense reimbursements (based on average net assets):

                                                         9/30/94 9/30/95 9/30/96
                                                         ------- ------- -------
   Global Balanced Class A..............................   1.14%   .40%    .44%
   Global Balanced Class B..............................    .93    .45     .41
   Growth and Income Class A............................   4.48   2.96    1.01
   Growth and Income Class B............................  20.35   5.07    1.14

See Notes to Financial Statements

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                     VALUE
                  SECURITY DESCRIPTION                    SHARES   (NOTE 2)
-----------------------------------------------------------------------------
COMMON STOCK--62.8%
AEROSPACE & MILITARY TECHNOLOGY--1.6%
 Boeing Co...............................................  30,000 $ 2,835,000
 Raytheon Co.............................................  40,000   2,225,000
                                                                  -----------
                                                                    5,060,000
                                                                  -----------
APPAREL & TEXTILES--3.1%
 Fila Holding SpA ADR(1).................................  20,000   1,922,500
 NIKE, Inc. Class B......................................  25,000   3,037,500
 Oakley, Inc.+...........................................  58,000   2,465,000
 Reebok International Ltd. ..............................  35,000   1,216,250
 Tommy Hilfiger Corp.+...................................  20,000   1,185,000
                                                                  -----------
                                                                    9,826,250
                                                                  -----------
AUTOMOTIVE--0.9%
 Ford Motor Co...........................................  40,000   1,250,000
 Harley-Davidson, Inc. ..................................  35,000   1,505,000
                                                                  -----------
                                                                    2,755,000
                                                                  -----------
BANKS--5.6%
 Bank of Boston Corp.....................................  25,000   1,446,875
 BankAmerica Corp........................................  25,000   2,053,125
 Chase Manhattan Corp....................................  40,000   3,205,000
 Citicorp................................................  20,000   1,812,500
 First Bank System, Inc..................................  25,000   1,671,875
 First Union Corp. ......................................  35,000   2,336,250
 Summit Bancorp.......................................... 130,000   5,167,500
                                                                  -----------
                                                                   17,693,125
                                                                  -----------
BROADCASTING & MEDIA--0.3%
 Comcast Corp. Class A+..................................  50,000     768,750
 Univision Communications, Inc. Class A+.................   2,000      67,000
                                                                  -----------
                                                                      835,750
                                                                  -----------
BUSINESS SERVICES--0.2%
 CUC International, Inc.+................................  20,000     797,500
                                                                  -----------
CHEMICALS--3.3%
 Cabot Corp..............................................  35,000     975,625
 du Pont (E.I.) de Nemours & Co..........................  20,000   1,765,000
 Monsanto Co.............................................  55,000   2,007,500
 Olin Corp. .............................................  50,000   4,200,000
 Union Carbide Corp......................................  35,000   1,596,875
                                                                  -----------
                                                                   10,545,000
                                                                  -----------
COMMUNICATION EQUIPMENT--2.6%
 Ericsson (L.M.) Telephone Co., Class B ADR(1)........... 100,000   2,537,500
 Nokia Corp. ADR(1)......................................  40,000   1,770,000
 Octel Communications Corp.+.............................  70,000   2,030,000
 Tellabs, Inc.+..........................................  30,000   2,118,750
                                                                  -----------
                                                                    8,456,250
                                                                  -----------

                              VALUE
SECURITY DESCRIPTION  SHARES (NOTE 2)


COMPUTERS & BUSINESS EQUIPMENT--3.9%
 American Pad & Paper Co.+................................. 111,000 $ 2,358,750
 CellNet Data Systems, Inc.+...............................  20,000     315,000
 Cisco Systems, Inc.+......................................  25,000   1,551,563
 Electronic Data Systems Corp..............................  30,000   1,841,250
 International Business Machines Corp. ....................  40,000   4,980,000
 Sun Microsystems, Inc.+...................................  25,000   1,553,125
                                                                    -----------
                                                                     12,599,688
                                                                    -----------
CONGLOMERATE--1.5%
 General Electric Co.......................................  25,000   2,275,000
 United Technologies Corp..................................  20,000   2,402,500
                                                                    -----------
                                                                      4,677,500
                                                                    -----------
DEPARTMENT STORES--1.3%
 Penney (J.C.), Inc........................................  30,000   1,623,750
 Wal-Mart Stores, Inc. .................................... 100,000   2,637,500
                                                                    -----------
                                                                      4,261,250
                                                                    -----------
ELECTRONICS--2.2%
 Diebold, Inc..............................................  40,000   2,335,000
 Intel Corp................................................  15,000   1,431,563
 Lexmark International Group, Inc. Class A.................  50,000   1,018,750
 Micron Technology, Inc....................................  70,000   2,135,000
                                                                    -----------
                                                                      6,920,313
                                                                    -----------
ENERGY SERVICES--2.5%
 Mobil Corp. ..............................................  50,000   5,787,500
 Royal Dutch Petroleum Co. ................................  15,000   2,341,875
                                                                    -----------
                                                                      8,129,375
                                                                    -----------
ENERGY SOURCES--1.0%
 Burlington Resources, Inc. ...............................  30,000   1,331,250
 Enron Corp................................................  46,000   1,874,500
                                                                    -----------
                                                                      3,205,750
                                                                    -----------
FINANCIAL SERVICES--4.1%
 Alex Brown, Inc...........................................  30,000   1,736,250
 Capital One Financial Corp. ..............................  70,000   2,100,000
 Dean Witter, Discover & Co. ..............................  35,000   1,925,000
 Federal National Mortgage Association.....................  60,000   2,092,500
 Litchfield Financial Corp.................................  52,500     735,000
 MBNA Corp.................................................  20,000     695,000
 Morgan Stanley Group, Inc.................................  50,000   2,487,500
 ReliaStar Financial Corp..................................  25,000   1,187,500
                                                                    -----------
                                                                     12,958,750
                                                                    -----------
FOOD, BEVERAGE & TOBACCO--1.9%
 Dole Food, Inc............................................  35,000   1,470,000
 Philip Morris Cos., Inc...................................  30,000   2,692,500
 Seagram Co., Ltd..........................................  50,000   1,868,750
                                                                    -----------
                                                                      6,031,250
                                                                    -----------

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
HEALTH SERVICES--1.3%
 Apria Healthcare Group, Inc.+.............................  30,000 $    562,500
 Beverly Enterprises, Inc.+................................  75,000      815,625
 MedPartners, Inc.+........................................  60,500    1,376,375
 NovaCare, Inc.+........................................... 150,000    1,406,250
                                                                    ------------
                                                                       4,160,750
                                                                    ------------
HOUSEHOLD PRODUCTS--2.7%
 Corning, Inc. ............................................  40,000    1,560,000
 Estee Lauder Cos., Inc. Class A...........................  30,000    1,346,250
 Procter & Gamble Co.......................................  30,000    2,925,000
 Warner-Lambert Co.........................................  40,000    2,640,000
                                                                    ------------
                                                                       8,471,250
                                                                    ------------
INSURANCE--1.7%
 Aetna, Inc................................................  31,738    2,233,562
 Allstate Corp.............................................  53,000    2,610,250
 Lawyers Title Corp........................................  25,000      531,250
                                                                    ------------
                                                                       5,375,062
                                                                    ------------
LEISURE & TOURISM--4.5%
 Callaway Golf Co..........................................  35,000    1,194,375
 Carnival Corp. Class A....................................  47,000    1,457,000
 Disney (Walt) Co..........................................  35,000    2,218,125
 HFS, Inc.+................................................  30,500    2,039,687
 Hilton Hotels Corp........................................  80,000    2,270,000
 MGM Grand, Inc.+..........................................  65,000    2,746,250
 Mirage Resorts, Inc.+.....................................  45,000    1,153,125
 Sun International Hotels Ltd.+............................  25,000    1,281,250
                                                                    ------------
                                                                      14,359,812
                                                                    ------------
MEDICAL PRODUCTS--3.2%
 Baxter International, Inc.................................  75,000    3,506,250
 Imagyn Medical, Inc.+.....................................  45,000      483,750
 Johnson & Johnson Co......................................  40,000    2,050,000
 Medtronic, Inc............................................  30,000    1,923,750
 Nitinol Medical Technologies, Inc.+.......................  10,000      112,500
 Perkin-Elmer Corp.........................................  35,000    2,025,625
                                                                    ------------
                                                                      10,101,875
                                                                    ------------
PHARMACEUTICALS--9.8%
 Allergan, Inc.............................................  70,000    2,668,750
 American Home Products Corp...............................  25,000    1,593,750
 Bristol-Myers Squibb Co...................................  30,000    2,891,250
 Chiron Corp.+.............................................  80,000    1,520,000
 Genzyme Corp.+............................................  40,000    1,020,000
 Gilead Sciences, Inc.+....................................  61,800    1,745,850
 Glaxo Holdings PLC ADR(1).................................  80,000    2,490,000

                                                       SHARES/
                                                   PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                 (IN THOUSANDS)    (NOTE 2)
PHARMACEUTICALS (CONTINUED)
 Lilly (Eli) & Co................................       60,000      $  3,870,000
 Merck & Co., Inc................................       40,000         2,815,000
 Neurex Corp.+...................................       65,000         1,243,125
 Pfizer, Inc.....................................       60,000         4,747,500
 Schering-Plough Corp............................       40,000         2,460,000
 Teva Pharmaceutical Industries Ltd. ADR(1)......       40,000         1,855,000
 Virus Research Institute, Inc.+.................       35,000           284,375
                                                                    ------------
                                                                      31,204,600
                                                                    ------------
SOFTWARE--1.4%
 Computer Associates International, Inc.+........       20,000         1,195,000
 Document Sciences Corp.+........................        5,000            63,125
 Microsoft Corp.+................................       15,000         1,978,125
 NETCOM On-Line Communications Services+.........       40,000           685,000
 PSINet, Inc.+...................................       60,000           652,500
                                                                    ------------
                                                                       4,573,750
                                                                    ------------
SPECIALTY RETAIL--0.7%
 Melville Corp...................................       50,000         2,206,250
                                                                    ------------
TELECOMMUNICATIONS--1.5%
 Advanced Fibre Communications+(2)...............       10,000           250,000
 Andrew Corp.+...................................       30,000         1,496,250
 AT&T Corp.......................................       25,000         1,306,250
 Lucent Technologies, Inc........................       35,000         1,605,625
                                                                    ------------
                                                                       4,658,125
                                                                    ------------
TOTAL COMMON STOCK
 (cost $182,931,590).............................                    199,864,225
                                                                    ------------
PREFERRED STOCK--0.0%
INSURANCE--0.0%
 Aetna, Inc.
 (cost $146,757).................................        2,247           163,750
                                                                    ------------
BONDS & NOTES--5.5%
AEROSPACE & MILITARY TECHNOLOGY--1.3%
 Lockheed Martin Corp.
 7.25% due 5/15/06...............................      $ 4,000         4,000,880
                                                                    ------------
BANKS--0.6%
 Chase Manhattan Corp.
 7.88% due 8/01/04...............................        2,000         2,008,420
                                                                    ------------

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                     PRINCIPAL AMOUNT   VALUE
                SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
--------------------------------------------------------------------------------
BONDS & NOTES (CONTINUED)
FINANCIAL SERVICES--3.6%
 Bear Stearns Cos., Inc.
 6.63% due 1/15/04.................................      $ 5,000      $4,802,150
 DLJ Mortgage Acceptance Corp.
 7.35% due 9/18/03.................................        4,689       4,687,398
 Donaldson Lufkin & Jenrette, Inc.
 6.88% due 11/01/05................................        2,000       1,911,640
                                                                      ----------
                                                                      11,401,188
                                                                      ----------
TOTAL BONDS & NOTES
 (cost $17,129,808)................................                   17,410,488
                                                                      ----------
FEDERAL NATIONAL MORTGAGE ASSOCIATION--1.1%
 6.50% due 9/01/10
 (cost $3,549,898).................................        3,631       3,531,720
                                                                      ----------
U.S. TREASURY NOTES--16.5%
 5.75% due 10/31/97................................        5,000       4,995,300
 6.25% due 5/31/00.................................        5,000       4,978,100
 6.75% due 5/31/99.................................        5,000       5,060,150
 6.88% due 7/31/99-3/31/00.........................       13,000      13,197,620
 7.25% due 2/15/98-8/15/04.........................       13,300      13,713,025
 7.50% due 10/31/99................................        6,000       6,194,040
 9.25% due 8/15/98.................................        4,000       4,218,120
                                                                      ----------
TOTAL U.S. TREASURY NOTES
 (cost $52,624,421)................................                   52,356,355
                                                                      ----------

                                                  PRINCIPAL AMOUNT     VALUE
              SECURITY DESCRIPTION                 (IN THOUSANDS)    (NOTE 2)
U.S. TREASURY BONDS--6.7%
 6.75% due 8/15/26..............................      $ 10,000     $   9,773,400
 11.25% due 2/15/15.............................         8,000        11,488,720
                                                                   -------------
TOTAL U.S. TREASURY BONDS
 (cost $21,390,625).............................                      21,262,120
                                                                   -------------
TOTAL INVESTMENT SECURITIES--92.6%
 (cost $277,773,099)............................                     294,588,658
                                                                   -------------
REPURCHASE AGREEMENT--2.6%
 Joint Repurchase Agreement
 Account (Note 3)
 (cost $8,398,000)..............................         8,398         8,398,000
                                                                   -------------
TOTAL INVESTMENTS--
 (cost $286,171,099)............................          95.2%      302,986,658
Other assets less liabilities...................           4.8        15,245,304
                                                         -----     -------------
NET ASSETS--                                             100.0%     $318,231,962
                                                         =====     =============

--------
 +Non-income producing security
(1)ADR ("American Depositary Receipt")
(2)Fair valued security, see Note 2

See Notes to Financial Statements

 SUNAMERICA BLUE CHIP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK--91.6%
AEROSPACE & MILITARY TECHNOLOGY--2.7%
 Boeing Co.................................................. 10,000 $   945,000
 Raytheon Co................................................ 20,000   1,112,500
 Remec, Inc.+............................................... 25,000     353,125
                                                                    -----------
                                                                      2,410,625
                                                                    -----------
APPAREL & TEXTILES--4.6%
 Fila Holding SpA ADR(1)....................................  5,000     480,625
 NIKE, Inc.................................................. 10,000   1,215,000
 Oakley, Inc.+.............................................. 35,000   1,487,500
 Tommy Hilfiger Corp.+...................................... 15,000     888,750
                                                                    -----------
                                                                      4,071,875
                                                                    -----------
AUTOMOTIVE--1.3%
 Ford Motor Co. ............................................ 15,000     468,750
 Harley-Davidson, Inc....................................... 15,000     645,000
                                                                    -----------
                                                                      1,113,750
                                                                    -----------
BANKS--5.3%
 BankAmerica Corp...........................................  5,000     410,625
 Citicorp................................................... 10,000     906,250
 First Union Corp........................................... 15,000   1,001,250
 Standard Federal Bancorp................................... 25,000   1,143,750
 Summit Bancorp............................................. 30,000   1,192,500
                                                                    -----------
                                                                      4,654,375
                                                                    -----------
BROADCASTING & MEDIA--1.0%
 Comcast Corp. Class A+..................................... 15,000     230,625
 National Media Corp.+...................................... 40,000     595,000
 Univision Communications, Inc.
  Class A+..................................................  2,000      67,000
                                                                    -----------
                                                                        892,625
                                                                    -----------
BUSINESS SERVICES--0.4%
 CUC International, Inc.+................................... 10,000     398,750
                                                                    -----------
CHEMICALS--5.3%
 Cabot Corp................................................. 15,000     418,125
 du Pont (E.I.) de Nemours & Co.............................  5,000     441,250
 Hercules, Inc.............................................. 10,000     547,500
 Monsanto Co................................................ 20,000     730,000
 Olin Corp. ................................................ 25,000   2,100,000
 Union Carbide Corp......................................... 10,000     456,250
                                                                    -----------
                                                                      4,693,125
                                                                    -----------
COMMUNICATION EQUIPMENT--4.1%
 Ericsson (L.M.) Telephone Co., Class B ADR(1).............. 30,000     761,250
 Nokia Corp. ADR(1)......................................... 20,000     885,000
 Octel Communications Corp.+................................ 30,000     870,000
 Tellabs, Inc.+............................................. 15,000   1,059,375
                                                                    -----------
                                                                      3,575,625
                                                                    -----------

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)
COMPUTERS & BUSINESS EQUIPMENT--9.0%
 American Pad & Paper Co.+.................................. 50,000 $ 1,062,500
 Cisco Systems, Inc.+....................................... 15,000     930,937
 Electronic Data Systems Corp............................... 20,000   1,227,500
 International Business Machines Corp....................... 10,000   1,245,000
 Lexmark International Group, Inc.+......................... 25,000     509,375
 Micron Technology, Inc..................................... 48,000   1,464,000
 Storage Technology Corp.+.................................. 15,000     568,125
 Sun Microsystems, Inc.+.................................... 15,000     931,875
                                                                    -----------
                                                                      7,939,312
                                                                    -----------
CONGLOMERATE--2.4%
 General Electric Co. ...................................... 10,000     910,000
 United Technologies Corp. ................................. 10,000   1,201,250
                                                                    -----------
                                                                      2,111,250
                                                                    -----------
CONSUMER GOODS--0.4%
 Whitman Corp............................................... 15,000     346,875
                                                                    -----------
DEPARTMENT STORES--1.8%
 Penney (J.C.), Inc......................................... 15,000     811,875
 Wal-Mart Stores, Inc....................................... 30,000     791,250
                                                                    -----------
                                                                      1,603,125
                                                                    -----------
ELECTRONICS--1.9%
 Diebold, Inc. ............................................. 20,000   1,167,500
 Intel Corp.................................................  5,000     477,188
                                                                    -----------
                                                                      1,644,688
                                                                    -----------
ENERGY SERVICES--2.8%
 Mobil Corp................................................. 15,000   1,736,250
 Royal Dutch Petroleum Co...................................  5,000     780,625
                                                                    -----------
                                                                      2,516,875
                                                                    -----------
ENERGY SOURCES--0.5%
 Burlington Resources, Inc. ................................ 10,000     443,750
                                                                    -----------
ENTERTAINMENT PRODUCTS--1.2%
 Callaway Golf Co........................................... 15,000     511,875
 Toy Biz, Inc. Class A+..................................... 30,000     532,500
                                                                    -----------
                                                                      1,044,375
                                                                    -----------
FINANCIAL SERVICES--4.2%
 Alex Brown, Inc............................................ 10,000     578,750
 Capital One Financial Corp................................. 20,000     600,000
 Dean Witter, Discover & Co................................. 15,000     825,000
 Federal National Mortgage Association...................... 10,000     348,750
 MBNA Corp. ................................................ 10,000     347,500
 Morgan Stanley Group, Inc. ................................ 10,000     497,500
 ReliaStar Financial Corp................................... 10,000     475,000
                                                                    -----------
                                                                      3,672,500
                                                                    -----------

 SUNAMERICA BLUE CHIP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)


                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOOD, BEVERAGE & TOBACCO--2.9%
 Dole Food, Inc............................................. 15,000 $   630,000
 Odwalla, Inc.+............................................. 25,000     443,750
 Philip Morris Cos., Inc.................................... 10,000     897,500
 Seagram Co., Ltd. ......................................... 15,000     560,625
                                                                    -----------
                                                                      2,531,875
                                                                    -----------
HEALTH SERVICES--1.5%
 Apria Healthcare Group, Inc.+.............................. 20,000     375,000
 Beverly Enterprises, Inc.+................................. 25,000     271,875
 Health Management Associates+.............................. 15,000     373,125
 Healthsource, Inc.+........................................ 20,000     295,000
                                                                    -----------
                                                                      1,315,000
                                                                    -----------
HOUSEHOLD PRODUCTS--3.0%
 Corning, Inc. ............................................. 15,000     585,000
 Estee Lauder Cos., Inc., Class A........................... 20,000     897,500
 Procter & Gamble Co........................................  5,000     487,500
 Warner-Lambert Co.......................................... 10,000     660,000
                                                                    -----------
                                                                      2,630,000
                                                                    -----------
INSURANCE--4.2%
 Aetna, Inc................................................. 18,369   1,292,718
 Allstate Corp.............................................. 20,000     985,000
 Lawyers Title Corp. ....................................... 25,000     531,250
 UICI+...................................................... 35,000     910,000
                                                                    -----------
                                                                      3,718,968
                                                                    -----------
LEISURE & TOURISM--7.3%
 Extended Stay America, Inc.+............................... 50,000   1,025,000
 HFS, Inc.+................................................. 15,000   1,003,125
 Hilton Hotels Corp......................................... 40,000   1,135,000
 MGM Grand, Inc.+........................................... 45,000   1,901,250
 Mirage Resorts, Inc.+...................................... 25,000     640,625
 Sun International Hotels Ltd.+............................. 15,000     768,750
                                                                    -----------
                                                                      6,473,750
                                                                    -----------
MEDICAL PRODUCTS--5.2%
 Baxter International, Inc.................................. 25,000   1,168,750
 Chiron Corp.+.............................................. 42,000     798,000
 Johnson & Johnson Co....................................... 15,000     768,750
 Medtronic, Inc............................................. 15,000     961,875
 Perkin Elmer Corp.......................................... 15,000     868,125
                                                                    -----------
                                                                      4,565,500
                                                                    -----------
PHARMACEUTICALS--12.8%
 Allergan, Inc.............................................. 30,000   1,143,750
 American Home Products Corp. .............................. 10,000     637,500
 Bristol-Myers Squibb Co. .................................. 15,000   1,445,625
 Gilead Sciences, Inc.+..................................... 18,200     514,150
 Lilly (Eli) & Co. ......................................... 20,000   1,290,000

                                                         SHARES/
                                                     PRINCIPAL AMOUNT    VALUE
                SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
PHARMACEUTICALS (CONTINUED)
 Merck & Co., Inc...................................      15,000      $ 1,055,625
 Neurex Corp.+......................................      40,000          765,000
 Pfizer, Inc........................................      25,000        1,978,125
 Schering-Plough Corp...............................      20,000        1,230,000
 Teva Pharmaceutical Industries Ltd. ADR(1).........      20,000          927,500
 Virus Research Institute, Inc.+....................      40,000          325,000
                                                                      -----------
                                                                       11,312,275
                                                                      -----------
POLLUTION CONTROL--0.8%
 Republic Industries, Inc.+.........................      25,000          725,000
                                                                      -----------
SOFTWARE--2.1%
 Computer Associates International, Inc.............      10,000          597,500
 Microsoft Corp.+...................................       5,000          659,375
 NETCOM On-Line Communications Services+............      20,000          342,500
 PSINet, Inc.+......................................      20,000          217,500
                                                                      -----------
                                                                        1,816,875
                                                                      -----------
SPECIALTY RETAIL--1.0%
 Melville Corp. ....................................      20,000          882,500
                                                                      -----------
TELECOMMUNICATIONS--1.9%
 Andrew Corp.+......................................      20,000          997,500
 Lucent Technologies, Inc...........................      15,000          688,125
                                                                      -----------
                                                                        1,685,625
                                                                      -----------
TOTAL COMMON STOCK
 (cost $74,899,347)...................................                 80,790,868
                                                                      -----------
PREFERRED STOCK--0.1%
INSURANCE--0.1%
 Aetna, Inc. Class C................................       1,123           81,839
                                                                      -----------
TOTAL INVESTMENT SECURITIES--91.7%
 (cost $74,972,693).................................                   80,872,707
                                                                      -----------
REPURCHASE AGREEMENT--1.3%
 Joint Repurchase Agreement Account (Note 3)
 (cost $1,189,000)..................................      $1,189        1,189,000
                                                                      -----------
TOTAL INVESTMENTS--
 (cost $76,161,693).................................        93.0%      82,061,707
Other assets less liabilities.......................         7.0        6,131,199
                                                          ------      -----------
NET ASSETS--                                               100.0%     $88,192,906
                                                          ======      ===========

--------
 + Non-income producing security
(1) ADR ("American Depositary Receipt")

See Notes to Financial Statements

 SUNAMERICA MID-CAP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                     VALUE
                   SECURITY DESCRIPTION                     SHARES  (NOTE 2)
-----------------------------------------------------------------------------
COMMON STOCK--92.9%
AEROSPACE & MILITARY TECHNOLOGY--1.3%
 Hexcel Corp.+............................................. 10,000 $  193,750
 REMEC, Inc.+.............................................. 37,000    522,625
                                                                   ----------
                                                                      716,375
                                                                   ----------
APPAREL & TEXTILES--9.6%
 Fila Holding SpA ADR(1)...................................  2,000    192,250
 Gucci Group NV ADR(1)..................................... 10,000    725,000
 Jones Apparel Group, Inc.+................................ 15,000    956,250
 NIKE, Inc. ...............................................  6,000    729,000
 Nine West Group, Inc.+.................................... 12,000    651,000
 North Face, Inc.+......................................... 23,000    649,750
 Pacific Sunwear of California+............................ 15,000    493,125
 Reebok International Ltd. ................................ 15,000    521,250
 Tommy Hilfiger Corp.+.....................................  7,000    414,750
                                                                   ----------
                                                                    5,332,375
                                                                   ----------
BANKS--1.4%
 Charter One Financial, Inc. .............................. 10,500    420,000
 PNC Bank Corp. ........................................... 10,000    333,750
                                                                   ----------
                                                                      753,750
                                                                   ----------
BUSINESS SERVICES--1.8%
 Applied Graphics Technologies+............................ 20,100    298,988
 Data Processing Resources Corp.+.......................... 14,200    312,400
 TeleSpectrum Worldwide, Inc.+............................. 20,000    390,000
                                                                   ----------
                                                                    1,001,388
                                                                   ----------
CHEMICALS--2.7%
 Nalco Chemical Co. ....................................... 10,000    362,500
 Praxair, Inc. ............................................ 15,000    645,000
 Waters Corp.+............................................. 15,000    491,250
                                                                   ----------
                                                                    1,498,750
                                                                   ----------
COMMUNICATION EQUIPMENT--2.9%
 Cascade Communications Co.+...............................  6,000    489,000
 Octel Communications Corp.+............................... 15,000    435,000
 Tellabs, Inc.+............................................ 10,000    706,250
                                                                   ----------
                                                                    1,630,250
                                                                   ----------
COMPUTERS & BUSINESS EQUIPMENT--9.8%
 Amati Communications Corp.+............................... 10,000    220,000
 Bay Networks, Inc.+....................................... 10,000    272,500
 Cabletron Systems, Inc.+..................................  5,000    341,875
 CellNet Data Systems, Inc.+............................... 20,000    315,000
 CIBER, Inc.+.............................................. 18,200    691,600
 Cisco Systems, Inc.+...................................... 12,000    744,750
 COMPAQ Computer Corp.+....................................  7,000    448,875
 Gateway 2000, Inc. .......................................  7,000    335,125
 HBO & Co. ................................................ 10,000    667,500
 Micron Technology, Inc. .................................. 15,000    457,500

                              VALUE
SECURITY DESCRIPTION  SHARES (NOTE 2)

COMPUTERS & BUSINESS EQUIPMENT (CONTINUED)
 Newbridge Networks Corp.+...................................  5,000 $  318,750
 Sun Microsystems, Inc.+..................................... 10,000    621,250
                                                                     ----------
                                                                      5,434,725
                                                                     ----------
CONGLOMERATE--0.8%
 Tyco International Ltd. .................................... 10,000    431,250
                                                                     ----------
DEPARTMENT STORES--0.6%
 Woolworth Corp.+............................................ 15,000    309,375
                                                                     ----------
ELECTRONICS--4.7%
 Analog Devices, Inc.+....................................... 10,000    271,250
 Diebold, Inc. .............................................. 17,000    992,375
 National Semiconductor Corp.+............................... 20,000    402,500
 Telco Systems, Inc.+........................................ 10,000    190,000
 VeriFone, Inc.+............................................. 10,000    447,500
 Xilinx, Inc.+............................................... 10,000    340,000
                                                                     ----------
                                                                      2,643,625
                                                                     ----------
ENERGY SERVICES--3.4%
 Global Marine, Inc.+........................................ 25,000    393,750
 Noble Drilling Corp.+....................................... 22,500    340,313
 Rowan Cos., Inc.+........................................... 30,000    558,750
 Transocean Offshore, Inc.................................... 10,000    612,500
                                                                     ----------
                                                                      1,905,313
                                                                     ----------
ENERGY SOURCES--2.2%
 Flores & Rucks, Inc.+....................................... 25,000    965,625
 Parker & Parsley Petroleum Co. ............................. 10,000    261,250
                                                                     ----------
                                                                      1,226,875
                                                                     ----------
ENTERTAINMENT PRODUCTS--0.6%
 Callaway Golf Co............................................ 10,000    341,250
                                                                     ----------
FINANCIAL SERVICES--1.4%
 Alex Brown, Inc. ...........................................  6,000    347,250
 Associates First Capital Corp., Class A..................... 10,000    410,000
                                                                     ----------
                                                                        757,250
                                                                     ----------
HOUSEHOLD PRODUCTS--1.0%
 Blyth Industries, Inc.+.....................................  4,700    227,950
 Corning, Inc. ..............................................  8,000    312,000
                                                                     ----------
                                                                        539,950
                                                                     ----------
INSURANCE--2.7%
 Allmerica Financial Corp. .................................. 10,000    325,000
 Lawyers Title Corp. ........................................ 20,000    425,000
 Maxicare Health Plans, Inc.+................................ 10,000    190,000
 Progressive Corp. .......................................... 10,000    572,500
                                                                     ----------
                                                                      1,512,500
                                                                     ----------

 SUNAMERICA MID-CAP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)


                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
LEISURE & TOURISM--1.9%
 HFS, Inc.+.................................................   3,800 $  254,125
 Sun International Hotels Ltd.+.............................  16,000    820,000
                                                                     ----------
                                                                      1,074,125
                                                                     ----------
MACHINERY--3.2%
 Allied Products Corp. .....................................  15,000    375,000
 Flanders Corp.+(2)(3)...................................... 100,000    900,000
 Precision Castparts Corp. .................................  10,000    485,000
                                                                     ----------
                                                                      1,760,000
                                                                     ----------
MEDICAL PRODUCTS--2.6%
 Boston Scientific Corp.+...................................  12,000    690,000
 Cohr, Inc.+................................................  20,000    555,000
 Nitinol Medical Technologies, Inc.+........................   5,000     56,250
 Serologicals Corp.+........................................   5,000    173,750
                                                                     ----------
                                                                      1,475,000
                                                                     ----------
METALS & MINING--0.7%
 Crown, Cork & Seal, Inc. ..................................   9,000    415,125
                                                                     ----------
PHARMACEUTICALS--7.0%
 ABR Information Services, Inc.+............................  10,000    720,000
 Allergan, Inc. ............................................  20,000    762,500
 Centocor, Inc.+............................................  10,000    355,000
 Guilford Pharmaceuticals, Inc.+............................  10,000    275,000
 Ligand Pharmaceuticals, Inc.+..............................  15,000    204,375
 Neurex Corp.+..............................................  25,000    478,125
 Teva Pharmaceutical Industries Ltd. ADR(1).................  23,500  1,089,812
                                                                     ----------
                                                                      3,884,812
                                                                     ----------
POLLUTION CONTROL--4.2%
 Culligan Water Technologies, Inc.+.........................  15,000    568,125
 United States Filter Corporation...........................   5,000    170,625
 United Waste Systems, Inc. ................................  30,000  1,042,500
 USA Waste Services, Inc.+..................................  17,000    535,500
                                                                     ----------
                                                                      2,316,750
                                                                     ----------
REAL ESTATE--0.3%
 Green Tree Financial Corp. ................................   5,000    196,250
                                                                     ----------
REAL ESTATE INVESTMENT TRUSTS--2.0%
 Bay Apartment Communities, Inc. ...........................  15,000    427,500
 Innkeepers USA Trust.......................................  25,000    281,250
 Starwood Lodging Trust.....................................  10,000    418,750
                                                                     ----------
                                                                      1,127,500
                                                                     ----------
RESTAURANTS--0.6%
 Starbucks Corp.+...........................................  10,000    330,000
                                                                     ----------
SOFTWARE--8.5%
 Baan Co. NV+...............................................  10,000    333,750
 BDM International, Inc.+...................................  10,000    595,000
 BMC Software, Inc.+........................................   5,000    397,500
 Cognos, Inc.+..............................................  10,000    326,250
 Computer Associates International, Inc. ...................   8,000    478,000
 Innovus Corp.+.............................................  14,000     84,000
 JDA Software Group, Inc.+..................................  12,000    330,000
 Microsoft Corp.+...........................................   4,000    527,500

                                                         SHARES/
                                                     PRINCIPAL AMOUNT    VALUE
                SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
SOFTWARE (CONTINUED)
 PeopleSoft, Inc.+.................................        5,000      $   416,250
 Rational Software Corp.+..........................       10,000          341,250
 RemedyTemp, Inc.+.................................       15,000          318,750
 VIASOFT, Inc.+....................................       14,000          588,000
                                                                      -----------
                                                                        4,736,250
                                                                      -----------
SPECIALTY RETAIL--7.3%
 Eagle Hardware And Groden+........................       20,000          540,000
 Global DirectMail Corp.+..........................       20,000          955,000
 Just For Feet, Inc.+..............................       10,000          501,250
 MacFrugals Bargains Closeouts+....................       25,000          590,625
 Melville Corp. ...................................       12,000          529,500
 Saks Holdings Incorporated+.......................       10,000          350,000
 Tiffany & Co. ....................................       15,000          600,000
                                                                      -----------
                                                                        4,066,375
                                                                      -----------
TELECOMMUNICATIONS--6.5%
 ACC Corp. ........................................        4,500          212,625
 Ascend Communications, Inc. ......................        5,000          330,625
 Lucent Technologies, Inc. ........................        5,000          229,375
 NICE Systems Ltd. ADR +(1)........................       20,000          458,125
 Pacific Gateway Exchange, Inc.+...................       22,000          649,000
 PairGain Technologies, Inc.+......................        6,300          492,187
 Teleport Communications Group
  Class A+.........................................       24,000          567,000
 Westell Technologies, Inc. Class A+...............       16,000          708,000
                                                                      -----------
                                                                        3,646,937
                                                                      -----------
UTILITIES--1.2%
 El Paso Natural Gas Co. ..........................       15,000          660,000
                                                                      -----------
TOTAL COMMON STOCK
 (cost $41,236,289)................................                    51,724,125
                                                                      -----------
WARRANTS--0.7%+
ELECTRONICS--0.7%
 Intel Corp........................................        7,000          397,250
                                                                      -----------
TOTAL INVESTMENT SECURITIES--93.6%
 (cost $41,512,876)................................                    52,121,375
                                                                      -----------
REPURCHASE AGREEMENT--7.3%
 Joint Repurchase Agreement
  Account (Note 3)
 (cost $4,072,000).................................       $4,072        4,072,000
                                                                      -----------
TOTAL INVESTMENTS--
 (cost $45,584,876)................................        100.9%      56,193,375
Liabilities in excess of other assets..............         (0.9)        (505,189)
                                                          ------      -----------
NET ASSETS--                                               100.0%     $55,688,186
                                                          ======      ===========

-------
 + Non-income producing security
(1) ADR ("American Depositary Receipts")
(2) Fair valued security, see Note 2
(3) At September 30, 1996 the Fund held a restricted security amounting to 1.62% of net assets. The Fund will not bear any costs, including those involved in registration under the Securities Act of 1933, in the connection with the disposition of the securities.

                  DATE OF   UNIT   VALUATION AS OF
 DESCRIPTION    ACQUISITION COST  SEPTEMBER 30, 1996
--------------  ----------- ----- ------------------
Flanders Corp.    5/09/96   $5.00       $9.00

See Notes to Financial Statements

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                     VALUE
                  SECURITY DESCRIPTION                    SHARES    (NOTE 2)
------------------------------------------------------------------------------
COMMON STOCK--93.3%
AEROSPACE & MILITARY TECHNOLOGY--1.5%
 Hexcel Corp.+...........................................  30,000 $    581,250
 Nichols Research Corp.+.................................  40,000    1,190,000
 REMEC, Inc.+............................................ 100,500    1,419,563
 Rohr, Inc.+.............................................  40,000      785,000
                                                                  ------------
                                                                     3,975,813
                                                                  ------------
APPAREL & TEXTILES--2.7%
 Fila Holding SpA ADR(1).................................   8,000      769,000
 Gucci Group NV..........................................  10,000      725,000
 Jones Apparel Group, Inc.+..............................  20,000    1,275,000
 Nautica Enterprises, Inc.+..............................  30,000      967,500
 North Face, Inc.+.......................................  45,000    1,271,250
 Pacific Sunwear of California+..........................  62,500    2,054,687
                                                                  ------------
                                                                     7,062,437
                                                                  ------------
BANKS--2.5%
 First American Corp. (Tennessee)........................  50,000    2,400,000
 Long Island Bancorp, Inc................................  55,000    1,588,125
 PNC Bank Corp...........................................  39,500    1,318,313
 Summit Bancorp..........................................  31,500    1,252,125
                                                                  ------------
                                                                     6,558,563
                                                                  ------------
BROADCASTING & MEDIA--2.4%
 Mecklermedia Corp.+..................................... 115,600    2,080,800
 National Media Corp.+...................................  70,700    1,051,663
 Sinclair Broadcast Group, Inc. Class A+.................  40,800    1,626,900
 United Video Satellite Group Class A+...................  80,000    1,620,000
 Univision Communications, Inc. Class A+.................   3,000      100,500
                                                                  ------------
                                                                     6,479,863
                                                                  ------------
BUSINESS SERVICES--5.9%
 Abacus Direct Corp.+....................................   6,500      136,500
 Childrens Comprehensive
  Services, Inc.+........................................  90,000    1,597,500
 Datamark Holdings, Inc.+................................  96,774    1,185,481
 Datamark Holdings, Inc.+(2)(3).......................... 193,549    1,887,103
 International Network Services+.........................  33,000    1,159,125
 Learning Tree International, Inc+.......................  12,500      462,500
 Mecon, Inc.+............................................  45,100    1,127,500
 Paychex, Inc............................................  25,000    1,450,000
 ProSoft Development, Inc.+(2)(3)........................ 250,000    2,500,000
 RTW, Inc.+..............................................  48,000    1,386,000
 SOS Staffing Services, Inc.+............................  75,000      843,750
 TeleSpectrum Worldwide, Inc.+...........................  80,000    1,560,000
 Vincam Group, Inc.+.....................................  10,000      382,500
                                                                  ------------
                                                                    15,677,959
                                                                  ------------
CHEMICALS--2.0%
 Betz Laboratories, Inc..................................  43,100    2,262,750
 Nalco Chemical Co.......................................  87,000    3,153,750
                                                                  ------------
                                                                     5,416,500
                                                                  ------------

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
COMMUNICATION EQUIPMENT--3.3%
 Cascade Communications Co.+...............................  28,000 $  2,282,000
 DSP Communications, Inc.+.................................  35,000    1,955,625
 Octel Communications Corp.+...............................  40,000    1,160,000
 Registry, Inc.+...........................................  50,500    1,919,000
 Tellabs, Inc.+............................................  20,000    1,412,500
                                                                    ------------
                                                                       8,729,125
                                                                    ------------
COMPUTERS & BUSINESS EQUIPMENT--9.0%
 3Com Corp.+...............................................  20,000    1,201,250
 Amati Communications Corp.+...............................  40,000      880,000
 Bay Networks, Inc.+.......................................  25,000      681,250
 CellNet Data Systems, Inc.+...............................  20,000      315,000
 Chips & Technologies, Inc.+...............................  90,000    1,226,250
 CIBER, Inc.+..............................................  69,300    2,633,400
 Cisco Systems, Inc.+......................................  32,000    1,986,000
 Daisytek International Corp.+.............................  21,000      908,250
 FORE Systems, Inc.+.......................................  20,000      827,500
 HMT Technology Corp.+.....................................  45,000      978,750
 ITI Technologies, Inc.+...................................  35,000    1,233,750
 Lexmark International Group, Inc.+........................  75,000    1,528,125
 Linear Technology Corp....................................  50,000    1,843,750
 M-Systems Flash Disk Pioneers Ltd.+....................... 100,000      887,500
 Micron Electronics, Inc.+.................................  50,000    1,031,250
 Micron Technology, Inc....................................  45,000    1,372,500
 Newbridge Networks Corp.+.................................  20,000    1,275,000
 Versant Object Technology Corp.+..........................  60,000    1,425,000
 Whittman-Hart, Inc.+......................................  35,500    1,677,375
                                                                    ------------
                                                                      23,911,900
                                                                    ------------
ELECTRICAL EQUIPMENT--0.2%
 UCAR International, Inc.+.................................  15,000      607,500
                                                                    ------------
ELECTRONICS--5.7%
 Altera Corp.+.............................................  10,000      506,250
 Cymer, Inc.+..............................................  25,000      443,750
 Diebold, Inc..............................................  59,000    3,444,125
 DuPont Photomasks, Inc.+..................................  40,000    1,120,000
 ESS Technology, Inc.+.....................................  50,000      856,250
 Micrel, Inc.+.............................................  30,000      712,500
 Photronics, Inc.+.........................................  45,000    1,395,000
 Sawtek, Inc.+.............................................  32,500      845,000
 Supertex, Inc.+...........................................  80,000    1,450,000
 Telco Systems, Inc.+......................................  55,000    1,045,000
 Uniphase Corp.+...........................................  35,000    1,478,750
 Vitesse Semiconductor Corp.+..............................  30,000    1,158,750
 Xilinx, Inc.+.............................................  20,000      680,000
                                                                    ------------
                                                                      15,135,375
                                                                    ------------
ENERGY SERVICES--3.6%
 ENSCO International, Inc.+................................  37,500    1,218,750
 Falcon Drilling, Inc.+....................................  60,000    1,560,000
 Marine Drilling Co., Inc.+................................  75,000      721,875
 Noble Drilling Corp.+..................................... 132,500    2,004,062
 Parallel Petroleum Corp.+.................................  90,000      455,625

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES   (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
ENERGY SERVICES (CONTINUED)
 Reading & Bates Corp.+....................................  65,000 $ 1,763,125
 Transocean Offshore, Inc. ................................  30,000   1,837,500
                                                                    -----------
                                                                      9,560,937
                                                                    -----------
ENERGY SOURCES--2.0%
 Belco Oil & Gas Corp.+....................................  15,500     414,625
 Benton Oil & Gas Co. +....................................  80,000   1,740,000
 Flores & Rucks, Inc.+.....................................  40,000   1,545,000
 Parker & Parsley Petroleum Co. ...........................  40,000   1,045,000
 Pride Petroleum Services, Inc.+...........................  50,000     706,250
                                                                    -----------
                                                                      5,450,875
                                                                    -----------
FOOD, BEVERAGE & TOBACCO--0.4%
 Northland Cranberries, Inc. ..............................  55,000     935,000
                                                                    -----------
HEALTH SERVICES--3.1%
 Apache Medical Systems, Inc.+.............................  24,000     324,000
 Applied Analytical Industries, Inc.+......................  76,000   1,729,000
 Health Images, Inc. ...................................... 100,000   1,337,500
 NovaCare, Inc.+........................................... 175,000   1,640,625
 OccuSystems, Inc.+........................................  17,500     525,000
 Pediatrix Medical Group+..................................  30,000   1,503,750
 Sunrise Assisted Living, Inc.+............................  21,000     588,000
 Veterinary Centers of America, Inc.+......................  30,000     658,125
                                                                    -----------
                                                                      8,306,000
                                                                    -----------
INSURANCE--1.8%
 Allmerica Financial Corp.+................................  15,000     487,500
 Lawyers Title Corp. ......................................  70,000   1,487,500
 Maxicare Health Plans, Inc.+..............................  40,000     760,000
 Penn Treaty American Corp.+...............................  90,000   2,137,500
                                                                    -----------
                                                                      4,872,500
                                                                    -----------
LEISURE & TOURISM--1.4%
 Bally Entertainment Corp. ................................  40,000   1,135,000
 HFS, Inc.+................................................  23,700   1,584,938
 Studio Plus Hotels, Inc.+.................................  67,500   1,113,750
                                                                    -----------
                                                                      3,833,688
                                                                    -----------
MACHINERY--3.0%
 DT Industries Inc. .......................................  45,000   1,518,750
 Flanders Corp.+(2)(3)..................................... 500,000   4,500,000
 Precision Castparts Corp. ................................  40,000   1,940,000
                                                                    -----------
                                                                      7,958,750
                                                                    -----------
MEDICAL PRODUCTS--4.0%
 ADAC Laboratories.........................................  80,000   1,610,000
 Cardiovascular Dynamics, Inc. ............................ 100,000   1,525,000
 Cohr, Inc.+...............................................  70,000   1,942,500
 Neurex Corp.+............................................. 127,500   2,438,437

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)
MEDICAL PRODUCTS (CONTINUED)
 Nitinol Medical Technologies, Inc.+........................  5,000 $    56,250
 Serologicals Corp.+........................................ 90,000   3,127,500
                                                                    -----------
                                                                     10,699,687
                                                                    -----------
METALS & MINING--1.1%
 Diamond Offshore Drilling, Inc.+........................... 26,400   1,452,000
 Mueller Industries, Inc.+.................................. 35,000   1,421,875
                                                                    -----------
                                                                      2,873,875
                                                                    -----------
PHARMACEUTICALS--5.8%
 ABR Information Services, Inc.+............................ 20,000   1,440,000
 Agouron Pharmaceuticals, Inc.+............................. 17,000     741,625
 Allergan Ligand Retinoid Theraputics, Inc.+(4)............. 75,000   2,193,750
 DepoTech Corp.+............................................ 25,900     446,775
 Guilford Pharmaceuticals, Inc.+............................ 65,000   1,787,500
 Ligand Pharmaceuticals, Inc.+.............................. 85,000   1,158,125
 M.I.M. Corp.+.............................................. 55,000     797,500
 Medicis Pharmaceutical Corp. Class A+...................... 10,000     482,500
 Millenium Pharmaceuticals, Inc.+...........................  4,000      73,000
 Noven Pharmaceuticals, Inc.+............................... 75,000     946,875
 PAREXAL International Corp.+............................... 30,000   1,890,000
 Pharmaceutical Product Development, Inc.+.................. 36,500     985,500
 Teva Pharmaceutical Industries Ltd. ADR(1)................. 57,500   2,666,562
                                                                    -----------
                                                                     15,609,712
                                                                    -----------
POLLUTION CONTROL--0.9%
 United Waste Systems, Inc.+................................ 35,000   1,216,250
 USA Waste Services, Inc.+.................................. 34,000   1,071,000
                                                                    -----------
                                                                      2,287,250
                                                                    -----------
REAL ESTATE INVESTMENT TRUSTS -- 1.3%
 Bay Apartment Communities, Inc............................. 20,000     570,000
 FelCor Suite Hotels, Inc................................... 40,000   1,290,000
 Innkeepers USA Trust....................................... 95,000   1,068,750
 Starwood Lodging Trust..................................... 10,000     418,750
                                                                    -----------
                                                                      3,347,500
                                                                    -----------
SOFTWARE--15.7%
 BDM International, Inc.+................................... 62,500   3,718,750
 Black Box Corp.+........................................... 60,000   1,980,000
 CCC Information Services Group, Inc.+...................... 12,500     262,500
 Citrix Systems, Inc.+...................................... 26,500   1,358,125
 Cognos, Inc.+.............................................. 59,800   1,950,975
 Document Sciences Corp.+................................... 75,000     946,875
 DST Systems, Inc.+......................................... 20,000     640,000
 Finish Line, Inc. Class A+................................. 20,000     950,000
 Forte Software, Inc.+...................................... 13,500     529,875

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 (continued)


                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
SOFTWARE (CONTINUED)
 Ikos Systems, Inc.+........................................  30,000 $  596,250
 Innovus Corp.+.............................................  92,700    556,200
 Innovus Corp.+(2)(3).......................................  54,000    189,000
 JDA Software Group, Inc....................................  80,000  2,200,000
 Legato Systems, Inc.+......................................  35,000  1,662,500
 National Data Corp.........................................  17,000    741,625
 Pc Docs Group International, Inc.+.........................  66,000    891,000
 PeopleSoft, Inc.+..........................................  15,000  1,248,750
 Rational Software Corp+....................................  40,000  1,365,000
 RemedyTemp, Inc. Class A+..................................  62,000  1,317,500
 Restrac, Inc.+............................................. 122,000  2,287,500
 S3, Inc.+..................................................  60,000  1,185,000
 Saville Systems PLC ADR+(1)................................  50,000  1,762,500
 Segue Software, Inc.+...................................... 100,000  1,375,000
 Spyglass, Inc.+............................................   8,200    154,775
 Sykes Enterprises, Inc.+...................................  70,650  3,408,862
 Symantec Corp.+............................................  45,000    489,375
 Verilink Corp.+............................................ 105,100  2,574,950
 Veritas Software Co.+......................................  30,000  2,122,500
 VIASOFT, Inc.+.............................................  60,000  2,520,000
 Xionics Document Technologies+.............................  47,500    712,500
                                                                     ----------
                                                                     41,697,887
                                                                     ----------
SPECIALTY RETAIL--3.2%
 Central Garden & Pet Co.+..................................  35,000    704,375
 Gadzooks, Inc.+............................................  52,500  1,824,375
 Global DirectMail Corp.+...................................  30,000  1,432,500
 Hot Topic, Inc.+...........................................  67,500  1,586,250
 MacFrugals Bargains Closeouts+.............................  75,000  1,771,875
 PETsMART, Inc.+............................................  50,000  1,293,750
                                                                     ----------
                                                                      8,613,125
                                                                     ----------
TELECOMMUNICATIONS--9.5%
 ACC Corp.+.................................................  15,000    708,750
 ACE*COMM Corp.+............................................ 100,000  1,200,000
 ADC Telecommunications, Inc.+..............................  20,000  1,280,000
 Advanced Fibre Communications+(3)..........................  10,000    250,000
 Ascend Communications, Inc.+...............................  10,000    661,250
 Boston Communications Group+...............................  65,000  1,056,250
 Davox Corp.+...............................................  40,000  1,510,000
 Harmonic Lightwaves, Inc.+.................................  80,000  1,570,000
 LCC International, Inc.+...................................  54,000    985,500
 Nexus Telecommunication Systems Ltd........................ 100,000    450,000
 NICE Systems Ltd. ADR+(1)..................................  72,500  1,660,703
 Omnipoint Corp.+...........................................  25,000    728,125
 Orckit Communications Ltd.+................................  54,100    994,088
 Pacific Gateway Exchange, Inc.+............................ 120,000  3,540,000
 PairGain Technologies, Inc.+...............................  21,400  1,671,875
 Retix+..................................................... 115,000    934,375
 Teledata Communications, Inc.+.............................  85,000  1,561,875
 Teleport Communications Group Class A+.....................  58,000  1,370,250

                                                    SHARES/
                                                PRINCIPAL AMOUNT    VALUE
             SECURITY DESCRIPTION                (IN THOUSANDS)    (NOTE 2)
TELECOMMUNICATIONS (CONTINUED)
 Westell Technologies, Inc. Class A+...........       55,000     $  2,433,750
 Winstar Communications, Inc.+.................       50,000          831,250
                                                                 ------------
                                                                   25,398,041
                                                                 ------------
TRANSPORTATION--1.3%
 Eagle USA Airfreight, Inc. +..................       40,000        1,040,000
 Trico Marine Services, Inc.+..................       80,000        2,440,000
                                                                 ------------
                                                                    3,480,000
                                                                 ------------
TOTAL COMMON STOCK
 (cost $191,441,211)...........................                   248,479,862
                                                                 ------------
WARRANTS--0.5%+
ELECTRONICS--0.5%
 Intel Corp....................................       25,000        1,418,750
                                                                 ------------
TELECOMMUNICATIONS--0.0%
 Nexus Telecommunication Systems Ltd. Class D..      100,000           87,500
                                                                 ------------
TOTAL WARRANTS
 (cost $978,643).................................                   1,506,250
                                                                 ------------
TOTAL INVESTMENT SECURITIES--93.8%
 (cost $192,419,854)...........................                   249,986,112
                                                                 ------------
REPURCHASE AGREEMENT--3.7%
 Joint Repurchase Agreement
  Account (Note 3)
  (cost $9,766,000)............................       $9,766        9,766,000
                                                                 ------------

TOTAL INVESTMENTS--
 (cost $202,185,854)...........................         97.5%     259,752,112
Other assets less liabilities..................          2.5        6,654,356
                                                        ----
                                                                 ------------
NET ASSETS--                                           100.0%    $266,406,468
                                                       =====     ============

-------
 + Non-income producing security
(1) ADR ("American Depositary Receipt")
(2) At September 30, 1996 the Fund held restricted securities amounting to 2.5% of net assets. The Fund will not bear any costs, including those involved in registration under the Securities Act of 1933, in the connection with the disposition of the securities.

                                  DATE OF          UNIT         VALUATION AS OF
  DESCRIPTION                   ACQUISITION        COST        SEPTEMBER 30, 1996
  -----------                   -----------       ------       ------------------
  Datamark Holdings, Inc.         4/01/96         $ 7.50             $ 9.75
  ProSoft Development, Inc.       7/02/96          10.00              10.00
  Flanders Corp.                  5/09/96           5.00               9.00
  Flanders Corp.                  8/30/96           9.00               9.00
  Innovus Corp.                   3/21/95           3.50               3.50

(3) Fair valued security, see Note 2
(4) Consists of stocks and warrants traded together as a unit

See Notes to Financial Statements

 SUNAMERICA GLOBAL BALANCED FUND
 INVESTMENT PORTFOLIO -- September 30, 1996

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK--65.1%
DOMESTIC EQUITY--17.1%
AEROSPACE & MILITARY TECHNOLOGY--0.8%
 Boeing Co................................................... 1,000  $    94,500
 Raytheon Co................................................. 2,000      111,250
                                                                     -----------
                                                                         205,750
                                                                     -----------
AUTOMOTIVE--0.3%
 Ford Motor Co............................................... 2,500       78,125
                                                                     -----------
BANKS--0.6%
 Chase Manhattan Corp. ...................................... 1,000       80,125
 Citicorp.................................................... 1,000       90,625
                                                                     -----------
                                                                         170,750
                                                                     -----------
BROADCASTING & MEDIA--0.4%
 Applied Graphics Technologies+.............................. 5,000       74,375
 Chancellor Broadcasting Corp. Class A+...................... 1,000       41,500
                                                                     -----------
                                                                         115,875
                                                                     -----------
BUSINESS SERVICES--0.3%
 CUC International, Inc.+.................................... 2,000       79,750
                                                                     -----------
CHEMICALS--1.7%
 du Pont (E.I.) de Nemours & Co.............................. 1,000       88,250
 Hercules, Inc............................................... 1,000       54,750
 Olin Corp................................................... 1,000       84,000
 Union Carbide Corp.......................................... 3,000      136,875
 Waters Corp.+............................................... 2,500       81,875
                                                                     -----------
                                                                         445,750
                                                                     -----------
COMMUNICATION EQUIPMENT--0.5%
 Tellabs, Inc.+.............................................. 2,000      141,250
                                                                     -----------
COMPUTERS & BUSINESS EQUIPMENT--0.4%
 American Pad & Paper Co.+................................... 5,000      106,250
                                                                     -----------
CONGLOMERATE--0.8%
 AlliedSignal, Inc........................................... 2,000      131,750
 General Electric Co.........................................   800       72,800
                                                                     -----------
                                                                         204,550
                                                                     -----------
CONSTRUCTION & HOUSING--0.5%
 Armstrong World Industries, Inc............................. 2,000      124,750
                                                                     -----------
CONSTRUCTION MATERIALS--0.3%
 Dal-Tile International, Inc.+............................... 5,000       81,875
                                                                     -----------
ENERGY SERVICES--0.2%
 Baker Hughes, Inc........................................... 2,000       60,750
                                                                     -----------
ENERGY SOURCES--0.5%
 Belco Oil & Gas Corp.+...................................... 1,000       26,750
 Benton Oil & Gas Co.+....................................... 5,000      108,750
                                                                     -----------
                                                                         135,500
                                                                     -----------

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
FINANCIAL SERVICES--0.7%
 Associates First Capital Corp., Class A..................... 2,000  $    82,000
 Morgan Stanley Group, Inc................................... 2,000       99,500
                                                                     -----------
                                                                         181,500
                                                                     -----------
FOOD, BEVERAGE & TOBACCO--0.5%
 Consolidated Cigar Holdings, Inc. Class A+.................. 1,000       30,625
 Philip Morris Cos., Inc..................................... 1,000       89,750
                                                                     -----------
                                                                         120,375
                                                                     -----------
HEALTH SERVICES--0.2%
 Paracelsus Healthcare Corp.+................................ 5,000       50,625
 Urocor, Inc................................................. 1,000       12,625
                                                                     -----------
                                                                          63,250
                                                                     -----------
HOUSEHOLD PRODUCTS--1.1%
 Eastman Kodak Co............................................ 1,050       82,425
 Warner-Lambert Co........................................... 3,000      198,000
                                                                     -----------
                                                                         280,425
                                                                     -----------
INSURANCE--0.2%
 Guarantee Life Cos., Inc.................................... 2,500       49,687
                                                                     -----------
LEISURE & TOURISM--0.7%
 Callaway Golf Co............................................ 2,000       68,250
 Red Roof Inn's, Inc.+....................................... 1,000       13,625
 Sun International Hotels Ltd.+.............................. 2,000      102,500
                                                                     -----------
                                                                         184,375
                                                                     -----------
MACHINERY--0.3%
 Allied Products Corp........................................ 3,000       75,000
                                                                     -----------
MANUFACTURING--0.1%
 Strategic Distribution, Inc................................. 5,000       25,313
                                                                     -----------
MEDICAL PRODUCTS--1.3%
 Johnson & Johnson Co........................................ 4,000      205,000
 Medtronic, Inc.............................................. 2,000      128,250
                                                                     -----------
                                                                         333,250
                                                                     -----------
PHARMACEUTICALS--3.2%
 Allergan, Inc............................................... 3,000      114,375
 Lilly (Eli) & Co............................................ 2,000      129,000
 Merck & Co., Inc............................................ 2,000      140,750
 Neurex Corp.+............................................... 5,000       95,625
 Pfizer, Inc................................................. 1,200       94,950
 Pharmaceutical Product Development, Inc.+................... 2,500       67,500
 Schering-Plough Corp........................................ 3,200      196,800
                                                                     -----------
                                                                         839,000
                                                                     -----------

 SUNAMERICA GLOBAL BALANCED FUND
 INVESTMENT PORTFOLIO -- September 30, 1996 -- (continued)

                                                    VALUE
          SECURITY DESCRIPTION            SHARES  (NOTE 2)
------------------------------------------------------------
COMMON STOCK (CONTINUED)
DOMESTIC EQUITY (CONTINUED)
POLLUTION CONTROL--0.2%
 Allied Waste Industries, Inc.+..........  5,000 $    46,250
                                                 -----------
SOFTWARE--1.0%
 Documentum, Inc.+.......................  2,000      63,500
 Engineering Animation, Inc.+............  1,000      24,000
 Forte Software, Inc.+...................    500      19,625
 Metromail Corp.+........................  5,300     114,612
 Sterling Commerce, Inc.+................  1,000      29,500
                                                 -----------
                                                     251,237
                                                 -----------
SPECIALTY RETAIL--0.3%
 Loehmanns, Inc.+........................  2,500      67,031
                                                 -----------
TELECOMMUNICATIONS--0.0%
 American Portable Telecom, Inc.+........    700       7,088
                                                 -----------
TOTAL DOMESTIC EQUITY
 (COST $3,388,580).........................        4,474,706
                                                 -----------
FOREIGN EQUITY--48.0%
APPAREL & TEXTILES--0.5%
 Adidas AG (Germany).....................  1,450     131,904
 Gerry Weber International AG+ (Germany).    130       5,194
                                                 -----------
                                                     137,098
                                                 -----------
AUTOMOTIVE--4.0%
 Bridgestone Corp. (Japan)............... 10,000     180,107
 Continental AG+ (Germany)...............  7,000     127,952
 Honda Motor Co., Ltd. (Japan)........... 12,000     301,075
 Mitsubishi Heavy Industrial Ltd.
  (Japan)................................ 20,000     162,545
 Nokian Tyres (Finland)..................  5,000      85,317
 PT Selamat Sempurna alien+ (Indonesia).. 50,000      38,205
 Toyota Motor Corp. (Japan)..............  6,000     153,226
                                                 -----------
                                                   1,048,427
                                                 -----------
BANKS--5.8%
 Banca Pop Di Milano+ (Italy)............ 15,000      79,271
 Banco Credito del Peru (Peru)........... 18,386      27,689
 Banco Intercontinental Espanol+ (Spain).    700      80,635
 Banco Santander-Chile ADR Series A (1)
  (Chile)................................    800      10,700
 Banco Totta & Acores+ (Portugal)........  2,500      43,688
 Bangkok Bank PLC alien (Thailand).......  1,900      24,804
 Bank Of Tokyo-Mitsubishi (Japan)........ 12,600     274,355
 CS Holding+ (Switzerland)...............  1,020     100,765
 Development Bank of Singapore alien
  (Singapore)............................  3,000      36,856
 HSBC Holdings PLC (Hong Kong)...........  6,000     111,341
 Industrial Bank of Japan Ltd. (Japan)...  8,000     178,495
 Krung Thai Bank PCL alien+ (Thailand)...  7,800      33,738
 National Westminster Bank PLC
  (United Kingdom).......................  8,000      85,021

                                                                        VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
BANKS (CONTINUED)
 Siam Commercial Bank Co., Ltd. alien (Thailand)............   3,700 $    44,811
 Societe Generale (France)..................................   1,000     110,541
 Toronto-Dominion Bank (Canada).............................   2,500      50,749
 Toyo Trust & Banking (Japan)...............................  25,000     228,495
                                                                     -----------
                                                                       1,521,954
                                                                     -----------
BROADCASTING & MEDIA--0.1%
 Singapore Press Holdings Ltd. alien (Singapore)............   1,000      18,250
                                                                     -----------
CHEMICALS--1.5%
 Laporte PLC (United Kingdom)...............................  10,000     116,059
 Sekisui Chemical Co., Ltd. (Japan).........................  15,000     177,419
 Toagosei Co., Ltd.+ (Japan)................................  20,000      93,369
                                                                     -----------
                                                                         386,847
                                                                     -----------
COMMUNICATION EQUIPMENT--0.7%
 Ericsson (L.M.) Telephone Co., Class B ADR(1) (Sweden).....   4,000     101,500
 Nokia Corp. ADR(1)+ (Finland)..............................   2,000      88,500
                                                                     -----------
                                                                         190,000
                                                                     -----------
COMPUTERS & BUSINESS EQUIPMENT-- 1.9%
 Ricoh Co. (Japan)..........................................  15,000     153,226
 Strafor Facom SA (France)..................................   1,200      95,224
 Tokyo Electron Ltd. (Japan)................................   5,000     144,713
 Videologic Group PLC+ (United Kingdom)..................... 100,000      93,912
                                                                     -----------
                                                                         487,075
                                                                     -----------
CONGLOMERATE--1.9%
 Alusuisse-Lonza Holdings AG+ (Switzerland).................     100      74,968
 BTR PLC (United Kingdom)...................................  30,000     127,015
 Eaux (cie Generale) (France)...............................   1,000     108,605
 Lyonnaise des Eaux SA (France).............................     500      44,720
 Nissho Iwai Corp. (Japan)..................................  30,000     137,366
                                                                     -----------
                                                                         492,674
                                                                     -----------
CONSTRUCTION & HOUSING--4.2%
 Cheung Kong Infrastructure
  (Hong Kong)...............................................  40,000      65,951
 Glynwed International PLC
  (United Kingdom)..........................................  25,000     144,193
 Henry Walker Group Ltd. (Australia)........................  46,492      93,852
 Kajima Corp. (Japan).......................................  20,000     184,588
 Konecranes International Corp.+ (Finland)..................   9,000     250,044
 Metacorp Bhd (Malaysia)....................................  29,000      83,307
 Nishimatsu Construction (Japan)............................  20,000     193,548
 Pioneer International Ltd. (Australia).....................  30,000      81,935
                                                                     -----------
                                                                       1,097,418
                                                                     -----------

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                                        VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREIGN EQUITY (CONTINUED)
CONSTRUCTION MATERIALS--2.3%
 Cemex SA, Class B+ (Mexico)................................   6,000 $    24,550
 Grafton Group PLC (Ireland)................................  10,000     109,079
 Lion Land Bhd (Malaysia)...................................  64,000      68,688
 Marley PLC (United Kingdom)................................  60,000     122,554
 Nippon Electric Glass Co., Ltd. (Japan)....................   5,000      81,541
 PT Semen Gresik+ (Indonesia)...............................   4,000      11,881
 Schneider SA (France)......................................   4,000     188,172
                                                                     -----------
                                                                         606,465
                                                                     -----------
ELECTRONICS--5.4%
 Advantest Corp. (Japan)....................................   4,400     179,785
 Canon, Inc. (Japan)........................................  10,000     196,237
 Electric & Eltek International Co., Ltd. (Singapore).......  40,000     113,200
 Fanuc Ltd. (Japan).........................................   2,500      91,846
 Hoganas AG (Sweden)........................................   6,000     186,518
 NEC Corp. (Japan)..........................................  15,000     176,075
 Pressac Holdings PLC
  (United Kingdom)..........................................  30,000      92,503
 Rohm Co. (Japan)...........................................   3,000     188,978
 Samsung Electronics Co., Ltd. GDR*(2) (Korea)..............      57       2,850
 Samsung Electronics Co., Ltd. GDR*(2) (Korea)..............     391       9,677
 Ushio, Inc. (Japan)........................................  15,000     170,699
                                                                     -----------
                                                                       1,408,368
                                                                     -----------
ENERGY SERVICES--0.5%
 Suncor, Inc.+ (Canada).....................................     900      23,952
 Total SA, Series B (France)................................   1,500     118,043
                                                                     -----------
                                                                         141,995
                                                                     -----------
ENERGY SOURCES--0.2%
 Crestar Energy, Inc.+ (Canada).............................     600      11,563
 Renaissance Energy Ltd.+ (Canada)..........................     600      17,598
 Shell Canada Ltd. Class A (Canada).........................     140       4,507
 TransCanada Pipelines Ltd. (Canada)........................   1,400      22,458
                                                                     -----------
                                                                          56,126
                                                                     -----------
ENTERTAINMENT PRODUCTS--0.7%
 Bluebird Toys PLC (United Kingdom).........................  30,000      65,236
 RBI Holdings Ltd. (Bermuda)................................ 800,000     104,487
                                                                     -----------
                                                                         169,723
                                                                     -----------
FINANCIAL SERVICES--1.1%
 Hutchison Whampoa Ltd. alien
  (Hong Kong)...............................................   9,000      60,520
 National Finance & Securities Co., Ltd. (Thailand).........  10,000      34,210
 Nomura Securities International, Inc. (Japan)..............  10,000     183,692
                                                                     -----------
                                                                         278,422
                                                                     -----------

                                    VALUE
  SECURITY DESCRIPTION    SHARES  (NOTE 2)
FOOD, BEVERAGE & TOBACCO--1.7%
 Allied Domecq PLC
  (United Kingdom).......  10,000 $  70,277
 Heineken NV
  (Netherlands)..........     500    91,230
 Katokichi Co.+ (Japan)..   7,000   151,165
 Seagram Ltd. (Canada)...     320    11,923
 Vaux Group PLC (United
  Kingdom)...............  30,000   122,554
                                  ---------
                                    447,149
                                  ---------
FOREST PRODUCTS--1.0%
 Fletcher Challenge Ltd.
  Class A (Canada).......   1,000    13,509
 Maderas Y Sinteticos SA
  ADR(1) (Chile).........   1,900    26,838
 New Oji Paper Co., Ltd.
  (Japan)................  15,000   113,575
 Waddington (John) PLC
  (United Kingdom).......  25,000   101,737
 West Fraser Timber Co.,
  Ltd. (Canada)..........     400    10,278
                                  ---------
                                    265,937
                                  ---------
INSURANCE--1.8%
 Corporacion Mapfre SA+
  (Spain)................   1,600    77,833
 Legal & General Group
  PLC
  (United Kingdom).......  10,000   126,076
 Riunione Adriatica de
  Sicur+ (Italy).........   8,800    86,801
 Tokio Marine & Fire
  Insurance Co., Ltd.
  (Japan)................  15,000   177,420
                                  ---------
                                    468,130
                                  ---------
LEISURE & TOURISM--1.1%
 Air Canada, Inc.+
  (Canada)...............   1,800     6,475
 Airtours PLC (United
  Kingdom)...............  10,000    94,303
 Manchester United PLC
  (United Kingdom).......  15,000   106,824
 Stanley Leisure PLC
  (United Kingdom).......  20,000    74,190
                                  ---------
                                    281,792
                                  ---------
MACHINERY--0.3%
 Seino Transportation+
  (Japan)................   6,000    85,484
                                  ---------
MANUFACTURING--0.5%
 Bombardier, Inc. Class B
  (Canada)...............   1,100    15,667
 Graystone (United
  Kingdom)............... 500,000   107,607
 Hanjaya Mandala
  Sampoerna alien+
  (Indonesia)............   1,750    17,025
                                  ---------
                                    140,299
                                  ---------
METALS & MINING--3.0%
 Barrick Gold Corp.
  (Canada)...............     690    17,249
 Cameco Corp. (Canada)...     300    14,768
 Clutha Ltd.+(4)
  (Australia)............ 120,000       950
 Cominco Ltd. (Canada)...     240     4,934
 CRA Ltd. (Australia)....   5,375    80,846
 Diamond Fields
  International Ltd.+(4)
  (Canada)...............     400       279

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                            VALUE
               SECURITY DESCRIPTION                 SHARES (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREIGN EQUITY (CONTINUED)
METALS & MINING (CONTINUED)
 Inco Ltd. (Canada)................................    322 $  9,881
 Inco Ltd., Class V (Canada).......................  1,000   30,688
 M.I.M. Holdings Ltd. (Australia).................. 50,000   60,956
 Nippon Steel Corp. (Japan)........................ 40,000  124,014
 SMH AG (Switzerland)..............................    100   67,240
 Sumitomo Metal Mining Co., Ltd.
  (Japan).......................................... 20,000  168,638
 Western Mining Corp. Holdings Ltd. ADS+(3)
  (Australia)...................................... 30,000  193,081
                                                           --------
                                                            773,524
                                                           --------
PHARMACEUTICALS--2.1%
 Astra AB Series A+ (Sweden).......................  1,600   67,605
 Genset SP ADR+(1) (Finland).......................  1,000   17,250
 Glaxo Holdings PLC ADR(1)
  (United Kingdom).................................  1,000   31,125
 Glaxo Wellcome PLC
  (United Kingdom).................................  5,000   78,377
 Kissei Pharmaceutical Co. (Japan).................  4,400  114,337
 Roche Holdings AG+ (Switzerland)..................     14  103,004
 Sankyo Co., Ltd. (Japan)..........................  5,000  127,688
                                                           --------
                                                            539,386
                                                           --------
REAL ESTATE COMPANIES--0.7%
 Cheung Kong Holdings Ltd.
  (Hong Kong)......................................  8,000   61,554
 FIL-Estate Land, Inc.+ (Philippines).............. 48,300   44,646
 Sun Hung Kai Properties Ltd.
  (Hong Kong)......................................  8,000   85,090
                                                           --------
                                                            191,290
                                                           --------
SOFTWARE--0.6%
 Getronics NV (Netherlands)........................  6,388  161,873
                                                           --------
SPECIALTY RETAIL--1.1%
 Aoki International Co., Ltd. (Japan)..............  5,000   96,774
 Koninklijke Ahold NV (Netherlands)................  3,600  203,679
                                                           --------
                                                            300,453
                                                           --------
TELECOMMUNICATIONS--2.2%
 BCE, Inc. (Canada)................................    800   34,212
 Cable & Wireless PLC
  (United Kingdom)................................. 10,000   70,199
 Korea Mobile Telecommunications ADR+(1) (Korea)...  5,010   75,776
 Nippon Telegraph & Telecommunications Corp.
  (Japan)..........................................     12   88,172

                                                           VALUE
            SECURITY DESCRIPTION               SHARES    (NOTE 2)
TELECOMMUNICATIONS (CONTINUED)
 Northern Telecom Ltd (Canada)...............       300 $    17,289
 P.T. Indonesian Satellite Corp. ADR+(1)
  (Indonesia)................................     1,000      33,000
 STET non-convertible+ (Italy)...............    30,000      81,142
 Telecomunic Brasileiras SA+ (Brazil)........ 1,000,000      65,028
 Telus Corp. (Canada)........................     1,140      15,693
 Vodafone Group PLC ADR(1)
  (United Kingdom)...........................     2,500      85,313
                                                        -----------
                                                            565,824
                                                        -----------
TELEPHONE--0.1%
 Telefonos de Mexico SA ADR+(1) (Mexico).....       750      24,094
                                                        -----------
UTILITIES--1.0%
 Cogeneration PLC alien+ (Thailand)..........    15,000      46,596
 CPT Telefonica de Peru+ (Peru)..............     9,000      20,331
 Electricity Generating PLC alien+
  (Thailand).................................    10,000      31,458
 Veba AG (Germany)...........................     3,300     172,683
                                                        -----------
                                                            271,068
                                                        -----------
TOTAL FOREIGN EQUITY
 (COST $11,972,003)..........................            12,557,145
                                                        -----------
TOTAL COMMON STOCK
 (COST $15,360,583)..........................            17,031,851
                                                        -----------
PREFERRED STOCK--1.5%
APPAREL & TEXTILES--0.4%
 Gerry Weber International AG non-voting
  (Germany)..................................     2,730     109,064
                                                        -----------
ENERGY SOURCES--0.2%
 Cemig Cia Energy MG (Brazil)................ 1,650,000      49,285
                                                        -----------
HOUSEHOLD PRODUCTS--0.4%
 Friedrich Grohe AG non-voting (Germany).....       400     109,896
                                                        -----------
METALS & MINING--0.0%
 Inco Ltd. Series E (Canada).................        36       1,845
                                                        -----------
SPECIALTY RETAIL--0.5%
 Hornbach Holding AG non-voting (Germany)....     1,600     115,266
                                                        -----------
TOTAL PREFERRED STOCK
 (COST $398,100).............................               385,356
                                                        -----------
RIGHTS--0.1%+
BANKS--0.0%
 Industrial Bank of Japan Ltd.(4) (Japan)....       640       7,398
                                                        -----------
CHEMICALS--0.1%
 Tessenderlo Chemie (Belgium)................       290      10,238
                                                        -----------
TOTAL RIGHTS
 (COST $10,385)..............................                17,636
                                                        -----------

 SUNAMERICA GLOBAL BALANCED FUND
 INVESTMENT PORTFOLIO--SEPTEMBER 30, 1996

                                                        SHARES/
                                                    PRINCIPAL AMOUNT
                                                    (DENOMINATED IN
                                                    LOCAL CURRENCY)     VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
--------------------------------------------------------------------------------
WARRANTS--0.6%+
BANKS--0.6%
 Affin Holdings Bhd (11/99).......................        112,000    $   100,989
 Credit Lyonnais (4/97)...........................      1,000,000         62,072
                                                                     -----------
TOTAL WARRANTS
 (COST $148,517)..................................                       163,061
                                                                     -----------
FOREIGN BONDS--14.2%
 Commonwealth of Australia
 7.50% due 7/15/05................................            100         78,079
 Federal Republic of Germany
 5.88% due 5/15/00................................            300        204,905
 6.75% due 7/15/04................................            300        206,988
 7.13% due 12/20/02...............................            300        212,686
 7.38% due 1/03/05................................            500        356,638
 Government of Canada
 7.50% due 9/01/00 Series A81.....................            200        154,247
 Government of France
 7.00% due 11/12/99...............................            700        145,177
 Government of Spain
 10.00% due 2/28/05...............................         10,000         87,944
 Japan Development Bank
 6.50% due 9/20/01................................         20,000        216,622
 Kingdom of Belgium
 6.50% due 3/31/05................................          4,000        130,916
 Kingdom of Denmark
 9.00% due 11/15/00...............................          1,000        192,705
 Kingdom of Sweden
 10.25% due 5/05/03...............................          1,500        263,208
 13.00% due 6/15/01...............................          1,500        282,520
 Republic of Ireland
 8.00% due 10/18/00...............................            100        170,115
 Republic of Italy
 10.50% due 11/01/00..............................        400,000        285,075
 Treuhandanstalt (Germany)
 6.13% due 6/25/98................................            100         68,236
 United Kingdom Treasury
 8.50% due 12/07/05...............................            300        497,143
 9.00% due 3/03/00................................            100        166,742
                                                                     -----------
TOTAL FOREIGN BONDS
 (cost $3,658,883)................................                     3,719,946
                                                                     -----------
U.S. TREASURY NOTES--6.5%
 5.25% due 1/31/01................................     $      100         95,812
 6.13% due 9/30/00................................            150        148,453
 6.38% due 3/31/01................................            200        199,468
 6.50% due 8/15/05................................            500        493,595
 7.88% due 11/15/04...............................            700        752,284
                                                                     -----------
TOTAL U.S. TREASURY NOTES
 (COST $1,663,983)................................                     1,689,612
                                                                     -----------
TOTAL INVESTMENT SECURITIES--88.0%
 (COST $21,240,451)...............................                    23,007,462
                                                                     -----------



                                                    PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
SHORT-TERM SECURITIES--5.0%
 Cayman Island Time Deposit 4.50% due 10/01/96
  (cost $1,302,000)................................      $1,302      $ 1,302,000
                                                                     -----------
REPURCHASE AGREEMENT--4.4%
 Joint Repurchase Agreement Account (Note 3)
  (cost $1,160,000)................................       1,160        1,160,000
                                                                     -----------
TOTAL INVESTMENTS--
 (COST $23,702,451)................................        97.4%      25,469,462
Other assets less liabilities......................         2.6          677,530
                                                         ------      -----------
NET ASSETS--                                              100.0%     $26,146,992
                                                         ======      ===========

-------
+   Non-income producing security
*   Resale restricted to qualified institutional buyers
(1) ADR ("American Depositary Receipt")
(2) GDR ("Global Depositary Receipt")
(3) ADS ("American Depositary Shares")
(4) Fair valued security, see Note 2
    Allocation of net assets by
    currency as of September 30,
    1996:
     U.S. Dollar        35.3%
     Japanese Yen       20.3
     British Pound      9.4
     Deutsche Mark      7.0
     French Franc       3.1
     Swedish Krona      3.1
     Australian
       Dollar           2.3
     Hong Kong
       Dollar           2.1
     Italian Lira       2.0
     Canadian
       Dollar           1.9
     Netherland
       Guilder          1.7
     Swiss Franc        1.3
     Finnish
       Markka           1.3
     Irish Punt         1.1
     Malaysian
       Ringgit          1.1
     Spanish
       Peseta           0.9
     Thailand Baht      0.8
     Danish Kroner      0.7
     Belgian Franc      0.5
     Brazilian
       Real             0.4
     Indonesian
       Rupiah           0.3
     Singapore
       Dollar           0.2
     Peruvian New
       Sol              0.2
     Philippines
       Peso             0.2
     Portuguese
       Escudo           0.2
                        ---
                       97.4%
                       ====
See Notes to Financial Statements

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                      VALUE
                   SECURITY DESCRIPTION                     SHARES  (NOTE 2)
------------------------------------------------------------------------------
COMMON STOCK--86.5%
AEROSPACE & MILITARY TECHNOLOGY--1.0%
 Boeing Co. ...............................................  2,500 $   236,250
 Raytheon Co. .............................................  2,000     111,250
                                                                   -----------
                                                                       347,500
                                                                   -----------
APPAREL & TEXTILES--0.9%
 Guess, Inc.+.............................................. 10,000     133,750
 Warnaco Group, Inc.  Class A..............................  7,000     166,250
                                                                   -----------
                                                                       300,000
                                                                   -----------
AUTOMOTIVE--1.1%
 Ford Motor Co. ...........................................  7,000     218,750
 Harley-Davidson, Inc. ....................................  4,000     172,000
                                                                   -----------
                                                                       390,750
                                                                   -----------
BANKS--2.3%
 Chase Manhattan Corp. ....................................  3,000     240,375
 First Union Corp. ........................................  5,000     333,750
 Mellon Bank Corp. ........................................  4,000     237,000
                                                                   -----------
                                                                       811,125
                                                                   -----------
BROADCASTING & MEDIA--0.2%
 Comcast Corp.+............................................  5,000      76,875
                                                                   -----------
BUSINESS SERVICES--1.4%
 Ecolab, Inc. .............................................  7,000     236,250
 Service Corp. International...............................  8,000     242,000
                                                                   -----------
                                                                       478,250
                                                                   -----------
CHEMICALS--7.4%
 Cabot Corp. ..............................................  9,000     250,875
 du Pont (E.I.) de Nemours & Co. ..........................  3,000     264,750
 Hanna (M.A). Co. ......................................... 17,000     388,875
 Hercules, Inc. ........................................... 11,000     602,250
 Intertape Polymer Group, Inc. ............................  8,500     190,187
 Nalco Chemical Co. .......................................  4,000     145,000
 Olin Corp. ...............................................  3,500     294,000
 Waters Corp.+............................................. 14,000     458,500
                                                                   -----------
                                                                     2,594,437
                                                                   -----------
COMMUNICATION EQUIPMENT--1.9%
 Motorola, Inc. ...........................................  2,500     129,063
 Nokia Corp. ADR(1)........................................  7,000     309,750
 Tellabs, Inc.+............................................  2,000     141,250
 U.S. Robotics Corp.+......................................  1,000      64,625
                                                                   -----------
                                                                       644,688
                                                                   -----------
COMPUTERS & BUSINESS EQUIPMENT--2.8%
 American Pad & Paper Co.+................................. 12,000     255,000
 Cisco Systems, Inc.+......................................  4,500     279,281
 Honeywell, Inc. ..........................................  4,000     252,500
 Micron Technology, Inc. ..................................  6,000     183,000
                                                                   -----------
                                                                       969,781
                                                                   -----------

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
CONGLOMERATE--4.7%
 AlliedSignal, Inc. .........................................  4,500 $   296,437
 General Electric Co. .......................................  7,000     637,000
 ITT Industries, Inc. ....................................... 15,000     361,875
 United Technologies Corp. ..................................  3,000     360,375
                                                                     -----------
                                                                       1,655,687
                                                                     -----------
CONSTRUCTION & HOUSING--2.2%
 Armstrong World Industries, Inc. ...........................  4,000     249,500
 Potash Corp. of Saskatchewan, Inc. .........................  7,000     511,875
                                                                     -----------
                                                                         761,375
                                                                     -----------
CONSTRUCTION MATERIALS--1.6%
 Dal-Tile International, Inc.+............................... 33,000     540,375
                                                                     -----------
CONSUMER GOODS--0.6%
 Whitman Corp. ..............................................  9,000     208,125
                                                                     -----------
DEPARTMENT STORES--1.7%
 Federated Department Stores, Inc.+..........................  8,500     284,750
 Penney (J.C.), Inc. ........................................  1,000      54,125
 Wal-Mart Stores, Inc. ...................................... 10,000     263,750
                                                                     -----------
                                                                         602,625
                                                                     -----------
ELECTRICAL EQUIPMENT--0.6%
 Cooper Industries, Inc. ....................................  5,000     216,250
                                                                     -----------
ELECTRONICS--1.7%
 Emerson Electric Co. .......................................  2,000     180,250
 Intel Corp. ................................................  3,000     286,312
 Texas Instruments, Inc. ....................................  2,500     137,813
                                                                     -----------
                                                                         604,375
                                                                     -----------
ENERGY SERVICES--2.8%
 Amoco Corp. ................................................  2,000     141,000
 Chevron Corp. ..............................................  2,500     156,563
 Mobil Corp. ................................................  4,000     463,000
 Transocean Offshore, Inc. ..................................  3,500     214,375
                                                                     -----------
                                                                         974,938
                                                                     -----------
ENERGY SOURCES--3.1%
 Benton Oil & Gas Co.+.......................................  5,000     108,750
 Burlington Resources, Inc. .................................  2,000      88,750
 Enron Corp. ................................................  4,000     163,000
 Noble Affiliates, Inc. .....................................  2,000      84,500
 Panhandle Eastern Corp. .................................... 12,000     415,500
 Parker & Parsley Petroleum Co. .............................  5,000     130,625
 Union Texas Petroleum Holdings, Inc. .......................  5,000     108,125
                                                                     -----------
                                                                       1,099,250
                                                                     -----------
ENTERTAINMENT PRODUCTS--1.3%
 Mattel, Inc. ............................................... 11,000     284,625
 Toy Biz, Inc. Class A+...................................... 10,000     177,500
                                                                     -----------
                                                                         462,125
                                                                     -----------

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FINANCIAL SERVICES--3.6%
 Advanta Corp.+..............................................  7,500 $   345,000
 Associates First Capital Corp., Class A..................... 10,500     430,500
 Federal National Mortgage Association....................... 13,500     470,812
                                                                     -----------
                                                                       1,246,312
                                                                     -----------
FOOD, BEVERAGE & TOBACCO--5.6%
 Dole Food, Inc. ............................................ 18,000     756,000
 Heinz (H.J.) Co. ...........................................  6,000     202,500
 PepsiCo, Inc. ..............................................  5,000     141,250
 Philip Morris Cos., Inc. ...................................  8,000     718,000
 Seagram Co., Ltd. ..........................................  4,000     149,500
                                                                     -----------
                                                                       1,967,250
                                                                     -----------
FOREST PRODUCTS--2.8%
 Boise Cascade Corp. ........................................  5,000     170,000
 Fort Howard Corp.+.......................................... 11,000     268,125
 Kimberly-Clark Corp. .......................................  5,500     484,688
 Willamette Industries, Inc. ................................  1,000      65,500
                                                                     -----------
                                                                         988,313
                                                                     -----------
HEALTH SERVICES--4.4%
 Apria Healthcare Group, Inc.+............................... 15,000     281,250
 Columbia/HCA Healthcare Corp. ..............................  9,000     511,875
 OrNda Healthcorp+........................................... 16,000     438,000
 Paracelsus Healthcare Corp.+................................ 28,000     283,500
 Physician Corp. of America+.................................  3,000      36,375
                                                                     -----------
                                                                       1,551,000
                                                                     -----------
HOUSEHOLD PRODUCTS--2.7%
 Corning, Inc. .............................................. 10,500     409,500
 Eastman Kodak Co. ..........................................  2,000     157,000
 Procter & Gamble Co. .......................................  4,000     390,000
                                                                     -----------
                                                                         956,500
                                                                     -----------
INSURANCE--1.3%
 Aetna, Inc. ................................................  2,000     140,750
 ITT Corp+...................................................  2,000      87,250
 UICI+.......................................................  8,000     208,000
                                                                     -----------
                                                                         436,000
                                                                     -----------
LEISURE & TOURISM--1.8%
 Carnival Corp. Class A...................................... 11,000     341,000
 Red Roof Inn's, Inc.+....................................... 12,000     163,500
 Sun International Hotels Ltd.+..............................  2,500     128,125
                                                                     -----------
                                                                         632,625
                                                                     -----------
MACHINERY--0.4%
 Case Corp. .................................................  3,000     146,250
                                                                     -----------

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
MEDICAL PRODUCTS--4.0%
 Baxter International, Inc. ................................. 20,000 $   935,000
 CNS, Inc.+.................................................. 16,000     284,000
 Sola International, Inc.+...................................  5,000     186,250
                                                                     -----------
                                                                       1,405,250
                                                                     -----------
METALS & MINING--3.4%
 Aluminum Co. of America.....................................  1,000      59,000
 Crown, Cork & Seal, Inc. ................................... 18,000     830,250
 Santa Fe Pacific Gold Corp. ................................ 10,000     125,000
 Wolverine Tube, Inc.+.......................................  4,000     172,000
                                                                     -----------
                                                                       1,186,250
                                                                     -----------
PHARMACEUTICALS--4.0%
 Bristol-Myers Squibb Co. ...................................  3,000     289,125
 Chiron Corp.+............................................... 14,000     266,000
 Lilly (Eli) & Co. ..........................................  2,000     129,000
 Merck & Co., Inc. ..........................................  8,000     563,000
 Teva Pharmaceutical Industries
  Ltd. ADR(1)................................................  3,000     139,125
                                                                     -----------
                                                                       1,386,250
                                                                     -----------
REAL ESTATE INVESTMENT TRUSTS--2.4%
 Crescent Real Estate Equities............................... 10,000     411,250
 Patriot American Hospitality, Inc...........................  4,000     134,500
 Reckson Associates Realty Corp. ............................  8,000     297,000
                                                                     -----------
                                                                         842,750
                                                                     -----------
SOFTWARE--4.6%
 Fiserv, Inc.+...............................................  7,000     267,750
 Metromail Corp.+............................................  7,000     151,375
 Microsoft Corp.+............................................  4,000     527,500
 Oracle Systems Corp.+.......................................  3,000     127,687
 Reynolds & Reynolds Co. Class A............................. 15,000     391,875
 Sterling Software, Inc.+....................................  2,000     152,750
                                                                     -----------
                                                                       1,618,937
                                                                     -----------
SPECIALTY RETAIL--0.6%
 Mail Boxes Etc.+............................................  5,000     113,125
 Zale Corp.+.................................................  5,000     109,375
                                                                     -----------
                                                                         222,500
                                                                     -----------
TELECOMMUNICATIONS--1.9%
 AT&T Corp. .................................................  4,000     209,000
 Frontier Corp. .............................................  4,000     106,500
 Lucent Technologies, Inc. ..................................  5,000     229,375
 NYNEX Corp. ................................................  3,000     130,500
                                                                     -----------
                                                                         675,375
                                                                     -----------

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                         SHARES/
                                                     PRINCIPAL AMOUNT    VALUE
                SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
---------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
TELEPHONE--1.5%
 Ameritech Corp. ...................................       3,000      $   157,875
 Bell Atlantic Corp. ...............................       1,500           89,813
 GTE Corp. .........................................       7,000          269,500
                                                                      -----------
                                                                          517,188
                                                                      -----------
TRANSPORTATION--0.5%
 Canadian National Railway Co. .....................       8,000          164,000
                                                                      -----------
UTILITIES--1.7%
 Baltimore Gas & Electric Co. ......................       5,000          130,625
 GPU, Inc. .........................................       5,000          153,750
 MAPCO, Inc. .......................................       5,000          298,125
                                                                      -----------
                                                                          582,500
                                                                      -----------
TOTAL COMMON STOCK
 (cost $28,466,914).................................                   30,263,781
                                                                      -----------
BONDS & NOTES--0.1%
FOREST PRODUCTS--0.1%
 Stone Container Corp.
 11.88% due 12/01/98
  (cost $50,904)....................................      $   50           52,875
                                                                      -----------
TOTAL INVESTMENT SECURITIES--86.6%
 (cost $28,517,818).................................                   30,316,656
                                                                      -----------

                                                    PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
REPURCHASE AGREEMENT--12.5%
 Joint Repurchase Agreement
   Account (Note 3)
 (cost $4,353,000)................................       $4,353      $ 4,353,000
                                                                     -----------
TOTAL INVESTMENTS--
 (cost $32,870,818)...............................         99.1%      34,669,656
Other assets less liabilities.....................          0.9          332,365
                                                         ------      -----------
NET ASSETS--                                              100.0%     $35,002,021
                                                         ======      ===========

--------

 + Non-income producing security
(1) ADR ("American Depositary Receipt")

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996
Note 1. Organization

  SunAmerica Equity Funds is an open-end diversified management investment company organized as a Massachusetts business trust (the "Trust" or "Equity Funds") on June 16, 1986. It currently consists of six different investment funds (each, a "Fund" and collectively, the "Funds"). Each Fund is a separate series of the Trust with a distinct investment objective and/or strategy. Each Fund is advised and/or managed by SunAmerica Asset Management Corp. (the "Adviser" or "SAAMCo"). An investor may invest in one or more of the following Funds: SunAmerica Balanced Assets Fund ("Balanced Assets Fund"), SunAmerica Blue Chip Growth Fund ("Blue Chip Growth Fund"), SunAmerica Mid-Cap Growth Fund ("Mid-Cap Growth Fund"), SunAmerica Small Company Growth Fund ("Small Company Growth Fund"), SunAmerica Global Balanced Fund ("Global Balanced Fund") and SunAmerica Growth and Income Fund ("Growth and Income Fund"). The Funds are considered to be separate entities for financial and tax reporting purposes. The investment objective for each of the Funds is as follows:

  Balanced Assets seeks to conserve principal by maintaining at all times a balanced portfolio of stocks and bonds.
  Blue Chip Growth seeks capital appreciation by investing primarily in equity securities of companies with large market capitalizations.
  Mid-Cap Growth seeks capital appreciation by investing primarily in equity securities of medium-sized companies.
  Small Company Growth seeks capital appreciation by investing primarily in equity securities of small capitalization growth companies.
  Global Balanced seeks capital appreciation while conserving principal by maintaining at all times a balanced portfolio of domestic and foreign stocks and bonds.
  Growth and Income seeks capital appreciation and current income by investing primarily in common stocks.

  Each Fund currently offers two classes of shares. Class A shares are offered at net asset value per share plus an initial sales charge. Class B shares are offered without an initial sales charge, although a declining contingent sales charge may be imposed on redemptions made within six years of purchase. Additionally, any purchases of Class A shares in excess of $1,000,000 will be subject to a contingent deferred sales charge on redemptions made within one year of purchase. Class B shares of each Fund will convert automatically to Class A shares on the first business day of the month after seven years from the issuance of such Class B shares and at such time will be subject to the lower distribution fee applicable to Class A shares. Each class of shares bears the same voting, dividend, liquidation and other rights and conditions and each makes distribution and account maintenance and service fee payments under the distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act"), except that Class B shares are subject to higher distribution fee rates.

Note 2. Significant Accounting Policies

  The following is a summary of the significant accounting policies followed by the Funds in the preparation of their financial statements:

  SECURITY VALUATIONS: Securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed by the Adviser to be over-the-counter, are

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued) valued at the quoted bid price provided by principal market makers. Securities listed on the New York Stock Exchange ("NYSE") or other national securities exchanges, are valued on the basis of the last sale price on the exchange on which they are primarily traded. If there is no sale on that day, then securities are valued at the closing bid price on the NYSE or other primary exchange for that day. However, if the last sale price on the NYSE is different than the last sale price on any other exchange, the NYSE price is used. Securities that are traded on foreign exchanges are ordinarily valued at the last quoted sales price available before the time when the assets are valued. If a security's price is available from more than one foreign exchange, a Fund uses the exchange that is the primary market for the security. Values of portfolio securities primarily traded on foreign exchanges are already translated into U.S. dollars when received from a quotation service. Options traded on national securities exchanges are valued as of the close of the exchange on which they are traded. Futures and options traded on commodities exchanges are valued at their last sale price as of the close of such exchange. The Funds may make use of a pricing service in the determination of their net asset values. Securities for which market quotations are not readily available and other assets are valued at fair value as determined pursuant to procedures adopted in good faith by the Trustees. Short-term investments which mature in less than 60 days are valued at amortized cost, if their original maturity was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if their original term to maturity exceeded 60 days.

  REPURCHASE AGREEMENTS: The Funds, along with other affiliated registered investment companies, transfer uninvested cash balances into a single joint account, the daily aggregate balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or federal agency obligations. The Funds' custodian takes possession of the collateral pledged for investments in repurchase agreements. The underlying collateral is valued daily on a mark to market basis to ensure that the value, including accrued interest, is at least equal to the repurchase price. In the event of default of the obligation to repurchase, a Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

  OPTIONS: The premium paid by a Fund for the purchase of a call or a put option is included in the Fund's Statement of Assets and Liabilities as an investment and subsequently marked to market to reflect the current market value of the option. When a Fund writes a call or a put option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as a liability and is subsequently marked to market to reflect the current market value of the option written. If an option which the Fund has written either expires on its stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security and the proceeds from such sale are increased by the premium originally received. If a put option which the Fund has written is exercised, the amount of the premium originally received reduces the cost basis of the security which the Fund purchased upon exercise of the option.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

  SECURITIES TRANSACTIONS, INVESTMENT INCOME, DIVIDENDS AND DISTRIBUTIONS TO
  SHAREHOLDERS: Securities transactions are recorded on the first business day following the trade date. Realized gains and losses on sales of investments are calculated on the identified cost basis. Interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date. Funds investing in foreign securities may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on either income or gains earned or repatriated. The Fund accrues such taxes when the related income is earned. The Equity Funds, except for the Global Balanced Fund and the Growth and Income Fund, do not amortize premiums or accrue discounts except for original issue discounts and on interest only securities for which amortization is required for federal income tax purposes.

  Net investment income, other than class specific expenses and realized and unrealized gains and losses, is allocated daily to each class of shares based upon the relative net asset value of outstanding shares (or the value of the dividend-eligible shares, as appropriate) of each class of shares at the beginning of the day (after adjusting for the current capital shares activity of the respective class).

  Dividends from net investment income, if any, are paid semiannually, except for Balanced Assets Fund and Growth and Income Fund, which pay quarterly, and Global Balanced Fund, which pays annually. Capital gain distributions, if any, are paid annually.

  INVESTMENT SECURITIES LOANED: During the year ended September 30, 1996, Balanced Assets Fund, Mid-Cap Growth Fund and Small Company Growth Fund participated in securities lending with qualified brokers. In lending portfolio securities to brokers the Funds receive cash as collateral against the loaned securities, which must be maintained at not less than 102% of the market value of the loaned securities during the period of the loan. To the extent income is earned on the cash collateral invested, it is recorded as interest income. As with other extensions of credit, should the borrower of the securities fail financially, the Funds may bear the risk of delay in recovery or may be subject to replacing the loaned securities by purchasing them with the cash collateral held, which may be less than 100% of the market value of such securities at the time of replacement.

  FOREIGN CURRENCY TRANSACTION: The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at published rates on the following basis:

    (i) market value of investment securities, other assets and liabilities--at the closing rate of exchange.

    (ii) purchases and sales of investment securities, income and expenses-- at the rate of exchange prevailing on the respective dates of such transactions.

  Assets and liabilities denominated in foreign currencies and commitments under forward foreign currency contracts are translated into U.S. dollars at the mean of the quoted bid and asked prices of such currencies against the U.S. dollar.

  The Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the changes in the market prices of securities held at fiscal year-end. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the changes in the market prices of portfolio securities sold during the year.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

  Realized foreign exchange gains and losses on other assets and liabilities and change in unrealized foreign exchange gains and losses on other assets and liabilities include foreign exchange gains and losses from currency gains or losses between the trade and settlement dates of securities transactions, the difference between the amounts of interest, dividends and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid and changes in the unrealized foreign exchange gains and losses relating to other assets and liabilities arising as a result of changes in the exchange rate.

  FEDERAL INCOME TAXES: It is the Funds' policy to meet the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable net income to their shareholders. Therefore, no federal income tax or excise tax provisions are required.

  ORGANIZATIONAL EXPENSES: Costs incurred by SAAMCo in connection with the organization of Global Balanced Fund and Growth and Income Fund amounted to $4,347 and $1,383, respectively. These costs are being amortized on a straight line basis by the Funds over a period not to exceed 60 months from the date the Funds commenced operations.

  EXPENSES: Expenses common to all Funds, not directly related to individual Funds, are allocated among the Equity Funds based upon their relative net asset values.

  USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

  STATEMENT OF POSITION 93-2: As required by Statement of Position 93-2, Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies, permanent book-tax differences relating to shareholder distributions have been reclassified in the Statement of Assets and Liabilities. Net investment income/loss, net realized gain/loss, and net assets are not affected. The following table discloses the current year reclassifications between paid in capital, accumulated undistributed net investment income/loss and accumulated undistributed net realized gain/loss on investments.

                                        ACCUMULATED   ACCUMULATED
                                       UNDISTRIBUTED UNDISTRIBUTED     PAID
                                       NET REALIZED  NET INVESTMENT     IN
                                         GAIN/LOSS    INCOME/LOSS     CAPITAL
                                       ------------- -------------- -----------
   Balanced Assets Fund...............   $  (1,024)    $   1,024    $       --
   Blue Chip Growth Fund..............    (408,630)      408,630            --
   Mid-Cap Growth Fund................    (399,630)      425,977        (26,347)
   Small Company Growth Fund..........         --      1,857,708     (1,857,708)
   Global Balanced Fund...............    (704,902)      704,902            --
   Growth and Income Fund.............     (21,903)       21,903            --

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

Note 3. Joint Repurchase Agreement Account

  As of September 30, 1996, Balanced Assets Fund, Blue Chip Growth Fund, Mid-Cap Growth Fund, Small Company Growth Fund, Global Balanced Fund and Growth and Income Fund had a 6.4%, 0.9%, 3.1%, 7.4%, 0.9% and 3.3% undivided interest, respectively, which represented $8,398,000, $1,189,000, $4,072,000, $9,766,000, $1,160,000 and $4,353,000, respectively, in principal amount in a joint repurchase agreement with Yamaichi International, Inc. As of such date, the repurchase agreement in the joint account and the collateral therefore were as follows:

  Yamaichi International, Inc. Repurchase Agreement, 5.65% dated 9/30/96, in the principal amount of $132,158,000 repurchase price $132,178,741 due 10/01/96 collateralized by $33,325,000 U.S. Treasury Bond 6.25% due 8/15/23, $37,500,000 U.S. Treasury Note 6.875% due 3/31/00, $20,370,000
  U.S. Treasury Note 6.125% due 5/15/98, $32,910,000 U.S. Treasury Note 6.00%
  due 8/31/97, and $12,410,000 U.S. Treasury Note 5.75% due 9/30/97,
  approximate aggregate value $136,584,546.

Note 4. Investment Advisory and Management Agreement, Distribution Agreement and Service Agreement

  The Trust, on behalf of each Fund, has an Investment Advisory and Management Agreement (the "Agreement") with SAAMCo, an indirect wholly-owned subsidiary of SunAmerica Inc. Under the Agreement, SAAMCo provides continuous supervision of a Fund's portfolio and administers its corporate affairs, subject to general review by the Trustees. In connection therewith, SAAMCo furnishes the Funds with office facilities, maintains certain of the Fund's books and records, and pays the salaries and expenses of all personnel, including officers of the Funds who are employees of SAAMCo and its affiliates. The investment advisory and management fee to SAAMCo with respect to each Fund (other than the Global Balanced Fund) is computed daily and payable monthly, at an annual rate of .75% of a Fund's average daily net assets up to $350 million, .70% of the next $350 million, and .65% thereafter. The Global Balanced Fund pays the Adviser a fee, payable monthly, computed daily at the annual rate of 1.00% on the first $350 million of the Fund's average daily net assets, .90% on the next $350 million of net assets and .85% on net assets over $700 million. For the year ended September 30, 1996, SAAMCo earned fees in the amounts stated on the Statement of Operations, of which SAAMCo agreed to voluntarily waive $98,765 and $91,558 on the Global Balanced Fund and Growth and Income Fund, respectively. In addition to the aforementioned, SAAMCo, on behalf of SunAmerica Global Balanced Fund, entered into Sub-Advisory Agreements with AIG Asset Management, Inc. ("AIGAM") and Goldman Sachs Asset Management International ("GSAM") under which AIGAM and GSAM act as sub-advisers. As of April 23, 1996, GSAM resigned their role as sub-adviser. Pursuant to the Agreement with the Trust SAAMCo assumed portfolio management responsibilities for the component previously sub-advised by GSAM.

  SAAMCo pays AIGAM a monthly fee with respect to those net assets of the Global Balanced Fund actually managed by AIGAM computed based on average daily net assets at the following annual rates: .50% on the first $50 million of such assets, .40% of the next $100 million of such assets, .30% on the next $150 million of such assets, and .25% of such assets in excess of $300 million. Also, from the investment advisory fee the Adviser paid GSAM a monthly fee with respect to those net assets of the Global Balanced Fund actually managed by GSAM computed based on average daily net assets,

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued) at the following annual rates: .40% on the first $50 million of such assets, .30% on the next $100 million of such assets, .25% on the next $100 million of such assets, and .20% of such assets in excess of $250 million. For the year ended September 30, 1996, SAAMCo paid AIGAM fees of $66,942 and for the period October 1, 1995 through April 23, 1996 paid GSAM fees of $14,483.

  SAAMCo agreed that it would refund or rebate its management fees to each of the Funds to the extent that the Fund's expenses (including the fees of SAAMCo and amortization of organizational expenses, but excluding interest, taxes, brokerage commissions, distribution fees and other extraordinary expenses) exceed the most restrictive expense limitation imposed by states where the Fund's shares are sold. The most restrictive expense limitation was believed to be 2 1/2% of the first $30 million of the Fund's average daily net assets, 2% of the next $70 million of average net assets and 1 1/2% of such net assets in excess of $100 million.

  For the year ended September 30, 1996, SAAMCo has agreed to voluntarily reimburse expenses of $66 on Mid-Cap Growth Fund Class B, $2,945 on Global Balanced Fund Class A and, $18,080 and $17,057 on Growth and Income Fund (Class A, Class B), respectively, related to both class specific and fund level expenses excluding management fees and distribution and service maintenance fees which are stated separately in the Notes.

  The Trust, on behalf of each Fund, has a Distribution Agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect wholly owned subsidiary of SunAmerica Inc. Each Fund has adopted a Distribution Plan (the "Plan") in accordance with the provisions of Rule 12b-1 under the 1940 Act. Rule 12b-1 under the Act permits an investment company directly or indirectly to pay expenses associated with the distribution of its shares ("distribution expenses") in accordance with a plan adopted by the investment company's board of trustees and approved by its shareholders. Pursuant to such rule, the Trustees and the shareholders of each class of shares of each Fund have adopted Distribution Plans hereinafter referred to as the "Class A Plan" and the "Class B Plan." In adopting the Class A Plan and the Class B Plan, the Trustees determined that there was a reasonable likelihood that each such Plan would benefit the Trust and the shareholders of the respective class. The sales charge and distribution fees of a particular class will not be used to subsidize the sale of shares of any other class.

  Under the Class A Plan and Class B Plan, the Distributor receives payments from a Fund at an annual rate of up to 0.10% and 0.75%, respectively, of average daily net assets of such Fund's Class A and Class B shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. The distribution costs for which the Distributor may be reimbursed out of such distribution fees include fees paid to broker-dealers that have sold Fund shares, commissions and other expenses such as those incurred for sales literature, prospectus printing and distribution and compensation to wholesalers. It is possible that in any given year the amount paid to the Distributor under the Class A Plan or Class B Plan may exceed the Distributor's distribution costs as described above. The Distribution Plans provide that each class of shares of each Fund may also pay the Distributor an account maintenance and service fee up to an annual rate of 0.25% of the aggregate average daily net assets of such class of shares for payments to broker-dealers for providing continuing account maintenance. Accordingly, for the year ended September 30, 1996, SACS received fees (see Statement of Operations) based upon the aforementioned rates, (of which $3,265 was waived on Growth and Income Fund).

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

  SACS receives sales charges on each Fund's Class A shares, portions of which are reallowed to affiliated broker-dealers and non-affiliated broker-dealers. SACS also receives the proceeds of contingent deferred sales charges paid by investors in connection with certain redemptions of each Fund's Class B shares. SACS has advised the Funds that for the year ended September 30, 1996 the proceeds received from Class A sales (and paid out to affiliated and non-affiliated broker-dealers) and Class B redemptions are as follows:

                                            CLASS A                        CLASS B
                            ---------------------------------------- -------------------
                              SALES      AFFILIATED   NON-AFFILIATED CONTINGENT DEFERRED
                             CHARGES   BROKER-DEALERS BROKER-DEALERS    SALES CHARGES
                            ---------- -------------- -------------- -------------------
   Balanced Assets Fund.... $1,139,306   $ 830,997       $132,907         $303,405
   Blue Chip Growth Fund...     84,051      48,653         23,355           37,223
   Mid-Cap Growth Fund.....    185,300     125,403         31,855           15,696
   Small Company Growth
    Fund...................  2,007,194   1,156,919        568,659          118,032
   Global Balanced Fund....     96,613      60,930         22,339           45,769
   Growth and Income Fund..    384,542     188,254        140,834            1,820

  The Trust has entered into a Service Agreement with SunAmerica Fund Services, Inc. ("SAFS"), an indirect wholly-owned subsidiary of SunAmerica Inc. Under the Service Agreement, SAFS performs certain shareholder account functions by assisting the Funds' transfer agent in connection with the services that it offers to the shareholders of the Funds. The Service Agreement permits the Funds to reimburse SAFS for costs incurred in providing such services which is approved annually by the Trustees. For the year ended September 30, 1996, the Funds incurred the following expenses to reimburse SAFS pursuant to the terms of the Service Agreement.

                                                                  PAYABLE AT
                                                                 SEPTEMBER 30,
                                                   EXPENSE           1996
                                              ----------------- ---------------
                                              CLASS A  CLASS B  CLASS A CLASS B
                                              -------- -------- ------- -------
   Balanced Assets Fund...................... $300,743 $368,649 $25,959 $30,429
   Blue Chip Growth Fund.....................  103,210   85,923   8,993   6,366
   Mid-Cap Growth Fund.......................   86,059   24,058   7,278   2,322
   Small Company Growth Fund.................  257,049  179,827  27,269  18,310
   Global Balanced Fund......................   20,216   32,724   1,763   2,849
   Growth and Income Fund....................   16,005   10,853   3,449   2,122

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)
Note 5. Purchases and Sales of Investment Securities

  The aggregate cost of purchases and proceeds from sales and maturities of investments (excluding U.S. Government securities and short-term investments) during the year ended September 30, 1996 were as follows:

                               BALANCED    BLUE CHIP     MID-CAP    SMALL COMPANY   GLOBAL    GROWTH AND
                                ASSETS       GROWTH       GROWTH       GROWTH      BALANCED     INCOME
                                 FUND         FUND         FUND         FUND         FUND        FUND
                             ------------ ------------ ------------ ------------- ----------- -----------
    Aggregate purchases..... $470,062,644 $219,833,010 $146,077,784 $518,886,339  $20,776,926 $41,022,581
                             ============ ============ ============ ============  =========== ===========
    Aggregate sales......... $481,037,139 $222,057,848 $134,646,378 $404,167,995  $21,191,381 $18,134,966
                             ============ ============ ============ ============  =========== ===========

Note 6. Portfolio Securities (Tax Basis)

  The cost of securities and the aggregate gross unrealized appreciation and depreciation of securities for federal income tax purposes at September 30, 1996 were as follows:

                                BALANCED     BLUE CHIP     MID-CAP    SMALL COMPANY    GLOBAL     GROWTH AND
                                 ASSETS       GROWTH       GROWTH        GROWTH       BALANCED      INCOME
                                  FUND         FUND         FUND          FUND          FUND         FUND
                              ------------  -----------  -----------  -------------  -----------  -----------
    Cost (tax basis)........  $286,714,065  $76,704,287  $45,886,063  $204,188,516   $23,714,810  $32,870,818
                              ============  ===========  ===========  ============   ===========  ===========
    Appreciation............  $ 20,942,612  $ 7,779,818  $10,645,466  $ 57,614,727   $ 2,614,967  $ 2,188,075
    Depreciation............    (4,670,019)  (2,422,398)    (338,154)   (2,051,181)     (860,315)    (389,237)
                              ------------  -----------  -----------  ------------   -----------  -----------
    Unrealized appreciation/
     depreciation--net......  $ 16,272,593  $ 5,357,420  $10,307,312  $ 55,563,546   $ 1,754,652  $ 1,798,838
                              ============  ===========  ===========  ============   ===========  ===========

  At September 30, 1996, Global Balanced Fund had net capital loss carryforwards of $217,014 which are available to the extent provided in regulations to offset future capital gains of which $17,364 will expire in 2003 and $199,650 will expire in 2004. To the extent that these carryforwards are used to offset future capital gains, it is probable that the gains so offset will not be distributed.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

Note 7. Open Forward Currency Contracts

  At September 30, 1996, the Global Balanced Fund engaged in the trading of forward foreign currency exchange contracts ("forward contracts") in order to hedge against changes in future foreign exchange rates and enhance return. Forward contracts involve elements of market risk in excess of the amount reflected in the Statement of Assets and Liabilities. The Fund bears the risk of an unfavorable change in the foreign exchange rate underlying the forward contract. Global Balanced Fund held the following forward currency contracts at September 30, 1996:

                                                                                   GROSS
         CONTRACT                       IN                     DELIVERY          UNREALIZED
        TO DELIVER                 EXCHANGE FOR                  DATE           APPRECIATION
   ----------------------        -------------------------     --------         ------------
   BEF         3,467,742         USD           114,142         12/05/96           $  3,359
   DEM         2,044,653         USD         1,386,337         12/04/96             41,553
   DEM         2,000,000         USD         1,332,001         12/12/96             15,828
   DKK         1,109,003         USD           194,201         10/22/96              4,697
   ESP        10,484,525         USD            81,576         10/15/96                 30
   FRF           782,303         USD           156,102         10/23/96              4,458
   JPY        59,315,200         USD           544,176         10/17/96             11,322
   JPY       300,000,000         USD         2,781,125         12/12/96             64,720
   *USD          172,143         IEP           107,348          10/1/96                 54
                                                                                  --------
                                                                                   146,021
                                                                                  --------
                                                                                   GROSS
                                                                                 UNREALIZED
                                                                                DEPRECIATION
                                                                                ------------
   AUD            94,642         USD            74,247         10/30/96           $   (583)
   CAD           216,167         USD           158,051         11/12/96               (930)
   GBP           420,664         USD           652,282         11/14/96             (5,805)
   IEP           107,348         USD           172,106         12/02/96                (38)
   ITL       421,970,840         USD           273,138         10/15/96             (3,548)
   SEK         3,074,685         USD           462,567         11/15/96             (1,757)
   *IEP          107,348         USD           171,026         10/01/96             (1,170)
                                                                                  --------
                                                                                   (13,831)
                                                                                  --------
   Net Appreciation.......................................                        $132,190
                                                                                  ========

  *Represents open forward foreign currency contracts and offsetting open forward foreign currency contracts that do not have additional market risk but have continued counterparty settlement risk.

  AUD--Australian Dollar         ESP--Spanish Peseta        ITL--Italian Lira
  BEF--Belgian Franc             FRF--French Franc          JPY--Japanese Yen
  CAD--Canadian Dollar           GBP--Great Britain Pound   SEK--Swedish Krona
  DEM--Deutsche Mark             IEP--Irish Punt            USD--United States
  DKK--Danish Kroner                                        Dollar

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

Note 8. Capital Share Transactions

  At September 30, 1996, the Adviser and SACS in the aggregate, owned 843,915 Class A shares of the Growth and Income Fund representing 25.24% of the Fund's net assets.

  Transactions in capital shares of each class of each series were as follows:

                                                           BALANCED ASSETS FUND
                     --------------------------------------------------------------------------------------------------------
                                         CLASS A                                              CLASS B
                     --------------------------------------------------  ----------------------------------------------------
                             FOR THE                   FOR THE                   FOR THE                    FOR THE
                           YEAR ENDED                YEAR ENDED                YEAR ENDED                 YEAR ENDED
                       SEPTEMBER 30, 1996        SEPTEMBER 30, 1995        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     ------------------------  ------------------------  ------------------------  --------------------------
                       SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       SHARES        AMOUNT
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Shares sold.....   3,119,474  $ 50,864,950   4,667,503  $ 71,426,588   3,055,442  $ 49,865,609    3,071,975  $  45,998,809
   Reinvested
    dividends......     583,832     9,290,744     265,763     3,756,343     690,103    10,949,550      769,696     10,686,782
   Shares redeemed.  (2,257,335)  (36,956,739) (1,193,984)  (17,782,121) (3,430,716)  (55,757,942)  (6,322,402)   (95,258,440)
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Net increase
    (decrease).....   1,445,971  $ 23,198,955   3,739,282  $ 57,400,810     314,829  $  5,057,217   (2,480,731) $ (38,572,849)
                     ==========  ============  ==========  ============  ==========  ============  ===========  =============
                                                           BLUE CHIP GROWTH FUND
                     --------------------------------------------------------------------------------------------------------
                                         CLASS A                                              CLASS B
                     --------------------------------------------------  ----------------------------------------------------
                             FOR THE                   FOR THE                   FOR THE                    FOR THE
                           YEAR ENDED                YEAR ENDED                YEAR ENDED                 YEAR ENDED
                       SEPTEMBER 30, 1996        SEPTEMBER 30, 1995        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     ------------------------  ------------------------  ------------------------  --------------------------
                       SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       SHARES        AMOUNT
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Shares sold.....     753,893  $ 12,709,149   2,404,163  $ 37,806,801   3,214,655  $ 53,717,531    8,964,323  $ 134,971,138
   Reinvested
    dividends......     285,095     4,507,347      14,956       207,075     277,108     4,315,647      372,862      5,128,338
   Shares redeemed.    (533,503)   (8,978,653)   (181,804)   (2,884,125) (3,702,537)  (61,373,567) (11,706,255)  (177,081,024)
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Net increase
    (decrease).....     505,485  $  8,237,843   2,237,315  $ 35,129,751    (210,774) $ (3,340,389)  (2,369,070) $ (36,981,548)
                     ==========  ============  ==========  ============  ==========  ============  ===========  =============
                                                            MID-CAP GROWTH FUND
                     --------------------------------------------------------------------------------------------------------
                                         CLASS A                                              CLASS B
                     --------------------------------------------------  ----------------------------------------------------
                             FOR THE                   FOR THE                   FOR THE                    FOR THE
                           YEAR ENDED                YEAR ENDED                YEAR ENDED                 YEAR ENDED
                       SEPTEMBER 30, 1996        SEPTEMBER 30, 1995        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     ------------------------  ------------------------  ------------------------  --------------------------
                       SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       SHARES        AMOUNT
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Shares sold.....     585,749  $ 10,047,757     247,141  $  3,926,322   1,569,285  $ 26,612,848    4,235,563  $  62,818,790
   Reinvested
    dividends......     262,450     4,236,039       5,781        79,602      66,071     1,049,943        1,748         24,200
   Shares redeemed.    (609,879)  (10,404,579)   (521,946)   (7,755,976) (1,386,338)  (23,587,448)  (3,989,374)   (59,135,991)
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Net increase
    (decrease).....     238,320  $  3,879,217    (269,024) $ (3,750,052)    249,018  $  4,075,343      247,937  $   3,706,999
                     ==========  ============  ==========  ============  ==========  ============  ===========  =============

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

                                                          SMALL COMPANY GROWTH FUND
                     -----------------------------------------------------------------------------------------------------------
                                          CLASS A                                               CLASS B
                     ----------------------------------------------------  -----------------------------------------------------
                             FOR THE                    FOR THE                    FOR THE                     FOR THE
                            YEAR ENDED                 YEAR ENDED                 YEAR ENDED                 YEAR ENDED
                        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995         SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     -------------------------  -------------------------  -------------------------  --------------------------
                       SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT        SHARES        AMOUNT
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Shares sold.....   6,607,402  $ 153,907,782   6,544,632  $ 130,462,164   6,285,098  $ 144,713,218    9,886,153  $ 196,092,402
   Reinvested
    dividends......     725,288     15,398,224      54,753        964,756     543,295     11,327,669       62,016      1,085,149
   Shares redeemed.  (4,425,505)  (102,867,176) (5,262,148)  (102,586,803) (5,086,621)  (116,292,585) (10,265,178)  (202,833,358)
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Net increase
    (decrease).....   2,907,185  $  66,438,830   1,337,237  $  28,840,117   1,741,772  $  39,748,302     (317,009) $  (5,655,807)
                     ==========  =============  ==========  =============  ==========  =============  ===========  =============
                                                             GLOBAL BALANCED FUND
                     -----------------------------------------------------------------------------------------------------------
                                          CLASS A                                               CLASS B
                     ----------------------------------------------------  -----------------------------------------------------
                             FOR THE                    FOR THE                    FOR THE                     FOR THE
                            YEAR ENDED                 YEAR ENDED                 YEAR ENDED                 YEAR ENDED
                        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995         SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     -------------------------  -------------------------  -------------------------  --------------------------
                       SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT        SHARES        AMOUNT
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Shares sold.....     419,512  $   3,129,820     750,764  $   5,173,301     771,725  $   5,700,564    1,150,637  $   7,847,490
   Reinvested
    dividends......      63,292        449,372       4,067         27,252      93,522        662,149        2,161         14,461
   Shares redeemed.    (488,115)    (3,602,549) (1,342,777)    (9,319,908)   (672,645)    (4,972,923)  (1,199,716)    (8,126,345)
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Net increase
    (decrease).....      (5,311) $     (23,357)   (587,946) $  (4,119,355)    192,602  $   1,389,790      (46,918) $    (264,394)
                     ==========  =============  ==========  =============  ==========  =============  ===========  =============
                                                            GROWTH AND INCOME FUND
                     -----------------------------------------------------------------------------------------------------------
                                          CLASS A                                               CLASS B
                     ----------------------------------------------------  -----------------------------------------------------
                             FOR THE                    FOR THE                    FOR THE                     FOR THE
                            YEAR ENDED                 YEAR ENDED                 YEAR ENDED                 YEAR ENDED
                        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995         SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     -------------------------  -------------------------  -------------------------  --------------------------
                       SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT        SHARES        AMOUNT
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Shares sold.....   1,608,366  $  15,926,962     542,589  $   4,112,191   1,180,720  $  11,686,226      301,384  $   2,380,132
   Reinvested
    dividends......      32,680        297,897      25,040        190,918      19,593        176,116        7,758         61,110
   Shares redeemed.     (46,202)      (441,023)   (562,875)    (4,274,466)   (172,820)    (1,683,504)     (37,348)      (295,806)
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Net increase....   1,594,844  $  15,783,836       4,754  $      28,643   1,027,493  $  10,178,838      271,794  $   2,145,436
                     ==========  =============  ==========  =============  ==========  =============  ===========  =============

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

Note 9. Commitments and Contingencies

  The SunAmerica family of mutual funds may borrow up to $75,000,000 under an uncommitted line of credit with State Street Bank and Trust Company, the Funds' custodian, with interest payable at the Federal Funds rate plus 100 basis points. Borrowings under the line of credit will commence when the respective Fund's cash shortfall exceeds $100,000.

Note 10. Trustees Retirement Plan

  The Trustees (and Directors) of the SunAmerica Family of Mutual Funds have adopted the SunAmerica Disinterested Trustees' and Directors' Retirement Plan (the "Retirement Plan") effective January 1, 1993 for the unaffiliated Trustees. The Retirement Plan provides generally that if an unaffiliated Trustee who has at least 10 years of consecutive service as a Disinterested Trustee of any of the SunAmerica mutual funds (an "Eligible Trustee") retires after reaching age 60 but before age 70 or dies while a Trustee, such person will be eligible to receive a retirement or death benefit from each SunAmerica mutual fund with respect to which he or she is an Eligible Trustee. As of each birthday, prior to the 70th birthday, but in no event for a period greater than 10 years, each Eligible Trustee will be credited with an amount equal to 50% of his or her regular fees (excluding committee fees) for services as a Disinterested Trustee of each SunAmerica mutual fund for the calendar year in which such birthday occurs. In addition, an amount equal to 8.5% of any amounts credited under the preceding clause during prior years, is added to each Eligible Trustee's account until such Eligible Trustee reaches his or her 70th birthday. An Eligible Trustee may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum or in up to fifteen annual installments. As of September 30, 1996, Balanced Assets Fund, Blue Chip Growth Fund, Mid-Cap Growth Fund, Small Company Growth Fund, Global Balanced Fund and Growth and Income Fund had accrued $15,032, $4,872, $2,539, $7,974, $1,258 and
  $298, respectively, for the Retirement Plan, which is included in accrued expenses on the Statement of Assets and Liabilities, and for the year ended September 30, 1996 expensed $9,912, $3,005, $1,653, $5,731, $822 and $240, respectively, for the Retirement Plan, which is included in Trustees' fees and expenses on the Statement of Operations.

Note 11. Subsequent Event

  On October 1, 1996 Balanced Assets Fund and Small Company Growth Fund offered Class Z shares exclusively for sale to employees participating in the SunAmerica profit sharing and retirement plan.

 SUNAMERICA EQUITY FUNDS
 REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Shareholders of SunAmerica Equity Funds

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of SunAmerica Balanced Assets Fund, SunAmerica Blue Chip Growth Fund, SunAmerica Mid-Cap Growth Fund, SunAmerica Small Company Growth Fund, SunAmerica Global Balanced Fund and SunAmerica Growth and Income Fund (constituting SunAmerica Equity Funds, hereafter referred to as the "Fund") at September 30, 1996, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
November 15, 1996

 SUNAMERICA EQUITY FUNDS
 SHAREHOLDER TAX INFORMATION (unaudited)

Certain tax information regarding the SunAmerica Equity Funds is required to be provided to shareholders based upon each Fund's income and distributions for the taxable year ended September 30, 1996. The information and distributions reported herein may differ from the information and distributions taxable to the shareholders for the calendar year ending December 31, 1996. The information necessary to complete your income tax returns will be included with your Form 1099-DIV which will be sent to you under separate cover in January 1997.

During the year ended September 30, 1996 the Funds paid the following dividends per share:

                               TOTAL   ORDINARY NET SHORT-TERM   NET LONG-TERM
                             DIVIDENDS  INCOME   CAPITAL GAINS   CAPITAL GAINS
                             --------- -------- --------------- ---------------
Balanced Assets Class A.....   $1.27     $.28        $ .73           $.26
Balanced Assets Class B.....    1.17      .18          .73            .26
Blue Chip Growth Class A....    1.91      --          1.39            .52
Blue Chip Growth Class B....    1.91      --          1.39            .52
Mid-Cap Growth Class A......    2.11      --          1.52            .59
Mid-Cap Growth Class B......    2.11      --          1.52            .59
Small Company Growth Class
 A..........................    4.53      --          4.43            .10
Small Company Growth Class
 B..........................    4.53      --          4.43            .10
Global Balanced Class A.....     .42      .42          --             --
Global Balanced Class B.....     .38      .38          --             --
Growth and Income Class A...     .56      .17          .39            --
Growth and Income Class B...     .52      .13          .39            --

  For the year ended September 30, 1996, 19.44%, 17.42%, 3.87%, 28.30% and
14.43% of the dividends paid from ordinary income by Balanced Assets Fund, Blue Chip Growth Fund, Mid-Cap Growth Fund, Global Balanced Fund and Growth and Income Fund respectively, qualified for the 70% dividends received deductions for corporations.

                                                              SEPTEMBER 30, 1996



SunAmerica
        Equity Funds

                                    [LOGO]


Annual Report

BALANCED ASSETS . BLUE CHIP GROWTH . MID-CAP GROWTH

SMALL COMPANY GROWTH . GLOBAL BALANCED . GROWTH AND INCOME

                                                          [LOGO]SunAmerica
                                                                Asset Management

 SUNAMERICA EQUITY FUNDS
 SHAREHOLDER LETTER


DEAR SHAREHOLDER:

  At the beginning of 1996 we predicted that the Dow Jones Average would reach 6,000 by year-end and we were already at that level in mid October. In this low inflation, moderate growth environment, we focused on companies with solid fundamentals, high earnings visibility and consistent double digit growth. We have seen more than $175 billion come into the equity market thus far compared with $130 billion in 1995. The rate of increase will clearly slow as year-end approaches and we would not be surprised to see a 5-7% decline in equities as the investment community adjusts these numbers down for corporate profits in 1997.

  We remained quite diversified in the BALANCED ASSETS FUND with an emphasis on the interest sensitive sectors of the market along with overweightings in health care and technology. Our focus was on strong secular trends that produced favorable earnings in almost any economic environment. The next twelve months should again provide returns around the historical norm of 11%. We will maintain our health care and technology positions as well as increase positions in the energy sector.

  Within the BLUE CHIP GROWTH FUND, we looked for companies that were leaders in their industry and therefore increased market share globally without sacrificing earnings momentum. The industries that best represented these characteristics included health care, technology and certain segments of the service sector including banks and insurance companies. We reduced our weightings in consumer cyclicals and commodity cyclicals because we expect the economy to show signs of slower growth before year-end. Going forward, we will continue to increase our weighting in the interest sensitive sector as well as maintain our positions in technology and energy.

  Investing in companies where industry and secular trends are positive, the MID-CAP GROWTH FUND was positioned in another secular trend, that of increased drilling for energy. This was driven by increases in demand, decreases in supply and lower unit costs for finding energy. In the technology area we invested in networking, software and semiconductor companies, all of which benefited from the secular trend of productivity improvement. One final trend represented in our Fund was therapeutic health care--specifically late stage biotech companies with products about to be launched commercially. Investment here enabled shareholders to take advantage of trends in scientific products and drug designs including those driven by molecular biology. We expect to maintain investments in therapeutic health care, as many of these companies are developing unique disease treatments, and with our aging population there is a ready market for these products.

  We have added to our positions of growth stocks in the SMALL COMPANY GROWTH FUND over the past fiscal year, where earnings were driven by secular changes, not cyclical or interest rate cycles. We favored technology in selective markets--productivity-based software manufacturers like Rational Software Corp., or Viasoft, Inc. or systems integration companies doing contract software and hardware work. Telecom and network equipment markets were favored, as the need for larger and upgraded networks in the corporation and public carrier market continued to grow. We maintained positions in the oil service sector because of several bullish secular trends which we identified 18 months ago--the increase in energy demand, the reduction in the unit costs of finding energy due to technology advances in drilling and the need to restore storage levels to traditional rates in the U.S. and worldwide. Continuing into this fiscal year, we will maintain positions in the specialty retail area from a number of secular trends, including the growth in selected

 SUNAMERICA EQUITY FUNDS
 SHAREHOLDER LETTER

demographic groups such as teenagers, as well as the increasing capture of share by name brands. In addition, we will maintain positions in various outsourcing companies, serving many different industries, as this secular trend continues to growth.

  The GLOBAL BALANCED FUND as of September 30, 1996 was allocated: 48% to foreign equities, 20.7% in foreign and U.S. bonds, and 17.1% in domestic equities. The international portion of the Fund was dominated by Japanese stocks, which we believed benefited from the current low interest rate environment and an improving economy in Japan. The domestic equity portion of the Fund focused on strong fundamental companies with consistent earnings that will continue to outperform in any economic environment. The U.S. bond holdings consisted of a small position in U.S. Treasury Notes, a reflection of our belief that the domestic market offers lower real rates of return than many European alternatives. Although, international equity markets continued to underperform the domestic stock markets in the third quarter of 1996, we are still convinced that international investments are particularly attractive at this point in the global economic recovery and that they should represent a significant portion of a well diversified portfolio.

  The GROWTH AND INCOME FUND was ranked as the number one growth and income fund in its category as tracked by Lipper Analytic Services for its fiscal year. The Fund was broadly diversified with slight overweightings in health care and selective industrial stocks and decreased positions in technology helping investment performance. The Fund will continue its health care positioning while maintaining a 10% cash, or cash equivalents, position as we see a slowing economy for the remainder of the year and into 1997. We will begin to increase some technology holdings and search for sectors and stocks where earnings visibility and reasonable valuations are apparent.

  It is our contention that the Wall Street community at large is still overestimating corporate profits for 1997 given the current economic backdrop. We would not be surprised to see a correction of 7-8% in the equities market as the investment community comes to the realization that corporate profits will not be as strong as expected in 1997. However, it is imperative to stay invested and use these negative periods as buying opportunities. Interestingly, in the past 70 years in the market--if you missed the top 180 biggest up days-- you also missed 95% of the compounded appreciation. This is not a period in history when one should be out of equities--stay invested.


/s/Stanton J. Feeley          /s/Audrey Snell            /s/Gerard P.

  Stanton J. Feeley           Audrey Snell               Gerard P.
  Chief Investment Officer    Portfolio Manager          Sullivan
                                                         Portfolio Manager

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF ASSETS AND LIABILITIES -- September 30, 1996

                             BALANCED     BLUE CHIP    MID-CAP   SMALL COMPANY    GLOBAL     GROWTH AND
                              ASSETS       GROWTH      GROWTH       GROWTH       BALANCED      INCOME
                               FUND         FUND        FUND         FUND          FUND         FUND
                           -----------------------------------------------------------------------------
ASSETS:
Investments securities,
 at value (identified
 cost $277,773,099;
 $74,972,693;
 $41,512,876;
 $192,419,854;
 $21,240,451 and
 $28,517,818,
 respectively)...........  $294,588,658  $80,872,707 $52,121,375 $249,986,112   $23,007,462  $30,316,656
Short-term securities
 (cost equals market)....            --           --          --           --     1,302,000           --
Repurchase agreements
 (cost equals market)....     8,398,000    1,189,000   4,072,000    9,766,000     1,160,000    4,353,000
Cash.....................           916          954         106          984         5,746       43,371
Foreign cash (identified
 cost $303,982)..........            --           --          --           --       301,859           --
Receivable for
 investments sold........    16,737,801    6,086,322          --   11,679,582       145,472      214,693
Receivable for shares of
 beneficial interest
 sold....................       536,009      224,618      83,333    1,231,552        55,202      811,954
Interest and dividends
 receivable..............     1,501,234       60,893      13,589       47,108       197,383       43,577
Prepaid expenses.........        14,818       33,144       6,646       11,998         1,116          973
Receivable from
 investment adviser......            --           --          --           --         6,635       18,817
Unrealized appreciation
 of foreign currency
 contracts...............            --           --          --           --       146,021           --
Deferred organizational
 expenses................            --           --          --           --         2,334          758
                           ------------  ----------- ----------- ------------   -----------  -----------
  Total assets...........   321,777,436   88,467,638  56,297,049  272,723,336    26,331,230   35,803,799
                           ------------  ----------- ----------- ------------   -----------  -----------
LIABILITIES:
Payable for investments
 purchased...............     2,411,915       46,000     455,000    5,519,101        72,694      722,860
Payable for shares of
 beneficial interest
 redeemed................       511,772       48,834      44,412      373,908         2,870       11,987
Accrued expenses.........       186,061       83,710      54,487      141,863        58,126       30,297
Investment advisory and
 management fees payable.       192,235       52,362      32,727      155,384        20,963       18,990
Distribution and service
 maintenance fees
 payable.................       179,614       43,245      22,133      126,612        15,754       15,130
Dividends payable........        63,877          581         104           --            --        2,514
Unrealized depreciation
 of foreign currency
 contracts...............            --           --          --           --        13,831           --
                           ------------  ----------- ----------- ------------   -----------  -----------
  Total liabilities......     3,545,474      274,732     608,863    6,316,868       184,238      801,778
                           ------------  ----------- ----------- ------------   -----------  -----------
    Net assets...........  $318,231,962  $88,192,906 $55,688,186 $266,406,468   $26,146,992  $35,002,021
                           ============  =========== =========== ============   ===========  ===========
NET ASSETS WERE COMPOSED
 OF:
Shares of beneficial
 interest, $.01 par
 value...................  $    189,361  $    50,474 $    31,483 $    110,890   $    34,097  $    33,461
Paid-in capital..........   272,569,518   71,074,447  44,047,107  209,435,190    23,933,064   31,382,012
                           ------------  ----------- ----------- ------------   -----------  -----------
                            272,758,879   71,124,921  44,078,590  209,546,080    23,967,161   31,415,473
Accumulated undistributed
 net investment income
 (loss)..................       (18,577)          --          --           --       512,906       (2,516)
Accumulated undistributed
 net realized gain (loss)
 on investments, foreign
 currency and other
 assets and liabilities..    28,676,101   11,167,971   1,001,097     (705,870)     (229,373)   1,790,226
Net unrealized
 appreciation of
 investments.............    16,815,559    5,900,014  10,608,499   57,566,258     1,767,011    1,798,838
Net unrealized
 appreciation of foreign
 currency, other assets
 and liabilities.........            --           --          --           --       129,287           --
                           ------------  ----------- ----------- ------------   -----------  -----------
    Net assets...........  $318,231,962  $88,192,906 $55,688,186 $266,406,468   $26,146,992  $35,002,021
                           ============  =========== =========== ============   ===========  ===========
CLASS A (UNLIMITED SHARES
 AUTHORIZED):
Net asset value and
 redemption price per
 share
 ($147,035,456/8,748,465;
 $51,993,425/2,950,757;
 $41,904,384/2,356,510;
 $158,567,071/6,538,057;
 $10,035,090/1,301,793
 and
 $21,099,017/2,015,981
 net assets and shares of
 beneficial interest
 issued and outstanding,
 respectively)...........  $      16.81  $     17.62 $     17.78 $      24.25   $      7.71  $     10.47
Maximum sales charge
 (5.75% of offering
 price)..................          1.03         1.07        1.08         1.48          0.47         0.64
                           ------------  ----------- ----------- ------------   -----------  -----------
Maximum offering price to
 public..................  $      17.84  $     18.69 $     18.86 $      25.73   $      8.18  $     11.11
                           ============  =========== =========== ============   ===========  ===========
CLASS B (UNLIMITED SHARES
 AUTHORIZED):
Net asset value, offering
 and redemption price
 (excluding any
 applicable contingent
 deferred sales charge)
 per share
 ($171,196,506/10,187,608;
 $36,199,481/2,096,657;
 $13,783,802/791,770;
 $107,839,397/4,550,952;
 $16,111,902/2,107,949
 and
 $13,903,004/1,330,114
 net assets and shares of
 beneficial interest
 issued and outstanding,
 respectively)...........  $      16.80  $     17.27 $     17.41 $      23.70   $      7.64  $     10.45
                           ============  =========== =========== ============   ===========  ===========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF OPERATIONS -- For the year ended September 30, 1996

                           BALANCED     BLUE CHIP    MID-CAP    SMALL COMPANY   GLOBAL    GROWTH AND
                            ASSETS       GROWTH       GROWTH       GROWTH      BALANCED     INCOME
                             FUND         FUND         FUND         FUND         FUND        FUND
                          --------------------------------------------------------------------------
INVESTMENT INCOME:
Income:
 Interest (net of
  withholding taxes of
  $2,403 on Global
  Balanced Fund)........  $ 6,647,500  $   281,114  $  293,829   $ 1,324,606  $  436,750  $   87,928
 Dividends (net of
  withholding taxes of
  $32,895, $13,450,
  $1,459, $3,296,
  $32,882 and $854,
  respectively).........    2,928,724      919,680     166,238       366,438     285,671     214,138
                          -----------  -----------  ----------   -----------  ----------  ----------
 Total investment
  income................    9,576,224    1,200,794     460,067     1,691,044     722,421     302,066
                          -----------  -----------  ----------   -----------  ----------  ----------
Expenses:
 Investment advisory and
  management fees.......    2,282,018      644,774     375,398     1,487,650     240,640      91,559
 Distribution and
  service maintenance
  fees-Class A..........      478,455      164,198     136,912       408,943      32,163      25,462
 Distribution and
  service maintenance
  fees-Class B..........    1,675,676      390,560     109,353       815,125     148,748      49,329
 Transfer agent fees and
  expenses-Class A......      424,921      141,422     111,673       352,438      28,239      18,652
 Transfer agent fees and
  expenses-Class B......      453,492      120,037      34,129       235,323      43,907      15,231
 Custodian fees and
  expenses..............      140,540       82,285      68,740       111,265     188,610      50,281
 Registration fees-Class
  A.....................       20,989        7,423      11,199        29,818       5,888       7,257
 Registration fees-Class
  B.....................        9,105        5,996       6,873        14,911       6,906       6,374
 Audit and tax
  consulting fees.......       56,410       20,825      16,395        36,270      12,800      10,910
 Trustees' fees and
  expenses..............       35,822       10,995       6,178        22,946       2,783       1,141
 Printing expense.......       25,575       10,695       4,350        22,020       2,210          --
 Insurance expense......        6,055        1,716       1,092         3,511         550         123
 Legal fees and
  expenses..............        4,890          790          --         3,335          --          --
 Interest expense.......        4,189        4,689       1,603            --          --         248
 Amortization of
  organizational
  expenses..............           --           --          --            --         878         278
 Miscellaneous expenses.        7,750        3,019       2,215         5,197       1,432         596
                          -----------  -----------  ----------   -----------  ----------  ----------
 Total expenses.........    5,625,887    1,609,424     886,110     3,548,752     715,754     277,441
 Less: expenses
  waived/reimbursed by
  investment adviser....           --           --         (66)           --    (101,710)   (129,960)
                          -----------  -----------  ----------   -----------  ----------  ----------
 Net expenses...........    5,625,887    1,609,424     886,044     3,548,752     614,044     147,481
                          -----------  -----------  ----------   -----------  ----------  ----------
Net investment income
 (loss).................    3,950,337     (408,630)   (425,977)   (1,857,708)    108,377     154,585
                          -----------  -----------  ----------   -----------  ----------  ----------
REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENTS:
Net realized gain on
 investments............   33,912,222   13,200,391   1,634,384        14,472   1,153,686   1,853,730
Net realized gain on
 foreign currency and
 other assets and
 liabilities............           --           --          --            36     797,602           2
Net change in unrealized
 appreciation
 (depreciation) of
 investments............   (8,691,595)  (2,296,867)  4,688,230    33,583,299     218,368   1,445,861
Net change in unrealized
 appreciation
 (depreciation) of
 foreign currency and
 other assets and
 liabilities............           --           --          --            --      83,360          --
                          -----------  -----------  ----------   -----------  ----------  ----------
Net realized and
 unrealized gain on
 investments, foreign
 currency and other
 assets and liabilities.   25,220,627   10,903,524   6,322,614    33,597,807   2,253,016   3,299,593
                          -----------  -----------  ----------   -----------  ----------  ----------
NET INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS.............  $29,170,964  $10,494,894  $5,896,637   $31,740,099  $2,361,393  $3,454,178
                          ===========  ===========  ==========   ===========  ==========  ==========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF CHANGES IN NET ASSETS

                             BALANCED ASSETS FUND          BLUE CHIP GROWTH FUND        MID-CAP GROWTH FUND
                          ----------------------------  --------------------------- ---------------------------
                          FOR THE YEAR   FOR THE YEAR   FOR THE YEAR  FOR THE YEAR  FOR THE YEAR  FOR THE YEAR
                              ENDED          ENDED          ENDED         ENDED         ENDED         ENDED
                          SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                              1996           1995           1996          1995          1996          1995
                          -------------------------------------------------------------------------------------
INCREASE IN NET ASSETS:
OPERATIONS:
 Net investment income
  (loss)................  $  3,950,337   $  4,234,844    $  (408,630)  $   (42,924)  $  (425,977)  $  (237,687)
 Net realized gain on
  investments...........    33,912,222     13,383,399     13,200,391     7,615,892     1,634,384     7,432,643
 Net realized loss on
  foreign currency,
  other assets and
  liabilities...........            --             --             --       (10,667)           --            --
 Net change in
  unrealized
  appreciation
  (depreciation) of
  investments...........    (8,691,595)    28,115,267     (2,296,867)    6,757,773     4,688,230     3,253,371
                          ------------   ------------    -----------   -----------   -----------   -----------
Net increase in net
 assets resulting from
 operations.............    29,170,964     45,733,510     10,494,894    14,320,074     5,896,637    10,448,327
                          ------------   ------------    -----------   -----------   -----------   -----------
DIVIDENDS AND
 DISTRIBUTIONS TO
 SHAREHOLDERS:
 From net investment
  income (Class A)......    (2,345,435)    (1,892,197)            --            --            --       (81,917)
 From net investment
  income (Class B)......    (1,868,201)    (4,315,134)            --            --            --       (10,723)
 From net realized gains
  on investments
  (Class A).............    (7,282,221)    (2,033,487)    (4,646,750)     (221,327)   (4,337,142)           --
 From net realized gains
  on investments
  (Class B).............    (9,730,482)    (7,043,145)    (4,492,488)   (5,263,567)   (1,083,506)           --
                          ------------   ------------    -----------   -----------   -----------   -----------
Total dividends and
 distributions to
 shareholders...........   (21,226,339)   (15,283,963)    (9,139,238)   (5,484,894)   (5,420,648)      (92,640)
                          ------------   ------------    -----------   -----------   -----------   -----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM CAPITAL SHARE
 TRANSACTIONS (NOTE 8)..    28,256,172     18,827,961      4,897,454    (1,851,797)    7,954,560       (43,053)
                          ------------   ------------    -----------   -----------   -----------   -----------
TOTAL INCREASE IN NET
 ASSETS.................    36,200,797     49,277,508      6,253,110     6,983,383     8,430,549    10,312,634
NET ASSETS:
Beginning of period.....   282,031,165    232,753,657     81,939,796    74,956,413    47,257,637    36,945,003
                          ------------   ------------    -----------   -----------   -----------   -----------
End of period [including
 undistributed net
 investment income
 (loss) for September
 30, 1996 and September
 30,1995 of $(18,577),
 $243,698; $0, $0; $0,
 and $0, respectively]..  $318,231,962   $282,031,165    $88,192,906   $81,939,796   $55,688,186   $47,257,637
                          ============   ============    ===========   ===========   ===========   ===========

  See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF CHANGES IN NET ASSETS

                           SMALL COMPANY GROWTH FUND       GLOBAL BALANCED FUND       GROWTH AND INCOME FUND
                          ----------------------------  --------------------------- ---------------------------
                          FOR THE YEAR   FOR THE YEAR   FOR THE YEAR  FOR THE YEAR  FOR THE YEAR  FOR THE YEAR
                              ENDED          ENDED          ENDED         ENDED         ENDED         ENDED
                          SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                              1996           1995           1996          1995          1996          1995
                          ----------------------------------------------------------------------------------
INCREASE IN NET ASSETS:
OPERATIONS:
 Net investment income
  (loss)................  $ (1,857,708)  $   (587,404)   $   108,377   $   305,478   $   154,585   $  183,673
 Net realized gain
  (loss) on investments.        14,472     31,433,571      1,153,686    (2,564,836)    1,853,730      346,652
 Net realized gain on
  foreign currency,
  other assets and
  liabilities...........            36         10,951        797,602     1,756,424             2           --
 Net change in
  unrealized
  appreciation
  (depreciation) of
  investments...........    33,583,299     15,112,125        218,368     1,847,343     1,445,861      297,243
 Net change in
  unrealized
  appreciation
  (depreciation) of
  foreign currency,
  other assets and
  liabilities...........            --             --         83,360        42,526            --           --
                          ------------   ------------    -----------   -----------   -----------   ----------
Net increase in net
 assets resulting from
 operations.............    31,740,099     45,969,243      2,361,393     1,386,935     3,454,178      827,568
                          ------------   ------------    -----------   -----------   -----------   ----------
DIVIDENDS AND DISTRIBUTIONS TO
 SHAREHOLDERS:
 From net investment
  income (Class A)......            --             --       (478,740)      (24,601)     (123,623)    (127,668)
 From net investment
  income (Class B)......            --             --       (693,095)      (12,084)      (58,296)     (54,591)
 From net realized gains
  on investments
  (Class A).............   (16,561,192)      (985,792)            --        (3,604)     (175,889)     (63,470)
 From net realized gains
  on investments
  (Class B).............   (12,782,675)    (1,122,738)            --        (3,671)     (127,334)     (13,320)
                          ------------   ------------    -----------   -----------   -----------   ----------
Total dividends and
 distributions to
 shareholders...........   (29,343,867)    (2,108,530)    (1,171,835)      (43,960)     (485,142)    (259,049)
                          ------------   ------------    -----------   -----------   -----------   ----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM CAPITAL SHARE
 TRANSACTIONS (NOTE 8)..   106,187,132     23,184,310      1,366,433    (4,383,749)   25,962,674    2,174,079
                          ------------   ------------    -----------   -----------   -----------   ----------
TOTAL INCREASE
 (DECREASE) IN NET
 ASSETS.................   108,583,364     67,045,023      2,555,991    (3,040,774)   28,931,710    2,742,598
NET ASSETS:
Beginning of period.....   157,823,104     90,778,081     23,591,001    26,631,775     6,070,311    3,327,713
                          ------------   ------------    -----------   -----------   -----------   ----------
End of period [including
 undistributed net
 investment income
 (loss) for September
 30, 1996 and September
 30, 1995 $0, $0;
 $512,906, $871,462;
 $(2,516), and $2,915,
 respectively]..........  $266,406,468   $157,823,104    $26,146,992   $23,591,001   $35,002,021   $6,070,311
                          ============   ============    ===========   ===========   ===========   ==========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

BALANCED ASSETS FUND
--------------------

                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS A
9/24/93-
 9/30/93(3).....  $15.07    $   --        $ 0.06      $ 0.06    $   --   $   --   $   --    $15.13      0.40%   $ 33,381
9/30/94.........   15.13      0.30         (0.23)       0.07     (0.28)   (0.30)   (0.58)    14.62      0.50      52,098
9/30/95.........   14.62      0.32          2.51        2.83     (0.45)   (0.58)   (1.03)    16.42     20.68     119,916
9/30/96.........   16.42      0.27          1.39        1.66     (0.28)   (0.99)   (1.27)    16.81     10.65     147,035

                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
9/24/93-
 9/30/93(3).....   1.54%(4)        0.46%(4)         25%     $   NA
9/30/94.........   1.58            2.00            141          NA
9/30/95.........   1.50            2.13            130          NA
9/30/96.........   1.52            1.63            187      0.0611

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS B
6/30/93(5)......  $15.63    $ 0.30        $ 2.63      $ 2.93    $(0.30)  $(2.40)  $(2.70)   $15.86     20.29%   $113,871
7/01/93-
 9/30/93(5).....   15.86      0.05          0.49        0.54     (0.06)   (1.21)   (1.27)    15.13      3.44     137,456
9/30/94.........   15.13      0.20         (0.23)      (0.03)    (0.18)   (0.30)   (0.48)    14.62     (0.14)    180,655
9/30/95.........   14.62      0.23          2.51        2.74     (0.36)   (0.58)   (0.94)    16.42     19.96     162,115
9/30/96.........   16.42      0.17          1.38        1.55     (0.18)   (0.99)   (1.17)    16.80      9.93     171,197

                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
6/30/93(5)......   1.91%(6)        1.94%(6)        251%     $   NA
7/01/93-
 9/30/93(5).....   2.10(4)(6)      1.36(4)(6)       25          NA
9/30/94.........   2.21            1.36            141          NA
9/30/95.........   2.12            1.59            130          NA
9/30/96.........   2.12            1.03            187      0.0611

--------------------------------------------------------------------------------
BLUE CHIP GROWTH FUND
---------------------
                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS A
10/08/93-
 9/30/94(3).....  $16.24    $ 0.09 (1)    $(0.26)     $(0.17)   $   --   $(0.65)  $(0.65)   $15.42     (1.05)%  $  3,207
9/30/95.........   15.42      0.02 (1)      2.99        3.01        --    (1.09)   (1.09)    17.34     21.29      42,407
9/30/96.........   17.34     (0.03)(1)      2.22        2.19        --    (1.91)   (1.91)    17.62     13.88      51,993

                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
10/08/93-
 9/30/94(3).....   1.64%(4)(6)     0.65%(4)(6)     170%     $   NA
9/30/95.........   1.58(6)         0.11(6)         251          NA
9/30/96.........   1.57           (0.18)           269      0.0600

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS B
12/31/92(5).....  $12.53    $(0.13)       $ 1.19      $ 1.06    $   --   $   --   $   --    $13.59      8.46%   $ 83,237
1/01/93-
 9/30/93(5).....   13.59     (0.02)(1)      2.71        2.69        --       --       --     16.28     19.79      79,774
9/30/94.........   16.28     (0.01)(1)     (0.28)      (0.29)       --    (0.65)   (0.65)    15.34     (1.81)     71,749
9/30/95.........   15.34     (0.01)(1)      2.89        2.88        --    (1.09)   (1.09)    17.13     20.51      39,533
9/30/96.........   17.13     (0.14)(1)      2.19        2.05        --    (1.91)   (1.91)    17.27     13.17      36,199

                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
12/31/92(5).....   2.53%          (0.75)%          192%     $   NA
1/01/93-
 9/30/93(5).....   2.46(4)        (0.14)(4)        171          NA
9/30/94.........   2.28           (0.05)           170          NA
9/30/95.........   2.22           (0.09)           251          NA
9/30/96.........   2.23           (0.83)           269      0.0600

------------
 @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
(1) Calculated based upon average shares outstanding
(2) Total return is not annualized and does not reflect sales load
(3) Commencement of sale of respective class of shares
(4) Annualized
(5) Pursuant to a reorganization of the SunAmerica Mutual Funds, the Equity Funds fiscal year ends were changed to September 30
(6) Net of the following expense reimbursements (based on average net assets):


                                                 6/30/93 9/30/93 9/30/94 9/30/95
                                                 ------- ------- ------- -------
   Balanced Assets Class B......................  .05%    .04%     --      --
   Blue Chip Growth Class A.....................   --      --     1.66%   .11%

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

MID-CAP GROWTH FUND

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                                              CLASS A

11/30/92(4).....  $13.30    $(0.07)       $ 2.87      $ 2.80    $(0.02)  $(0.44)  $(0.46)   $15.64     21.42%    $30,024
12/01/92-
 9/30/93(4).....   15.64     (0.09)(2)      3.17        3.08        --    (0.69)   (0.69)    18.03     20.42      34,918
9/30/94.........   18.03      0.04 (2)     (1.64)      (1.60)       --    (2.65)   (2.65)    13.78     (9.60)     32,906
9/30/95.........   13.78     (0.08)(2)      4.14        4.06     (0.04)      --    (0.04)    17.80     29.51      37,714
9/30/96.........   17.80     (0.12)(2)      2.21        2.09        --    (2.11)   (2.11)    17.78     12.92      41,904
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------

11/30/92(4).....   1.76%          (0.46)%           98%     $   NA
12/01/92-
 9/30/93(4).....   1.81(3)         1.18 (3)        231          NA
9/30/94.........   1.76            0.28            555          NA
9/30/95.........   1.66           (0.51)           392          NA
9/30/96.........   1.62           (0.69)           307      0.0603
                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                                              CLASS B
10/04/93-
 9/30/94(5).....  $18.12    $ 0.03 (2)    $(1.80)     $(1.77)   $   --   $(2.65)  $(2.65)   $13.70    (10.56)%   $ 4,039
9/30/95.........   13.70     (0.18)(2)      4.08        3.90     (0.02)      --    (0.02)    17.58     28.55       9,544
9/30/96.........   17.58     (0.24)(2)      2.18        1.94        --    (2.11)   (2.11)    17.41     12.16      13,784
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------

10/04/93-
 9/30/94(5).....   2.43%(3)(6)     0.20%(3)(6)     555%     $   NA
9/30/95.........   2.31(7)        (0.17)(7)        392          NA
9/30/96.........   2.32           (1.43)           307      0.0603

--------------------------------------------------------------------------------

SMALL COMPANY GROWTH FUND

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD INCOME(2)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                    CLASS A

11/30/92(4)(8)..  $13.88    $(0.12)       $ 3.39       $3.27    $   --   $(0.69)  $(0.69)   $16.46     24.31%    $32,056
12/01/92-
 9/30/93(4)(8)..   16.46     (0.02)         4.07        4.05        --    (0.73)   (0.73)    19.78     25.68      39,238
9/30/94.........   19.78     (0.10)        (1.40)      (1.50)       --    (1.46)   (1.46)    16.82     (7.74)     38,570
9/30/95.........   16.82     (0.04)         8.28        8.24        --    (0.41)   (0.41)    24.65     50.00      89,510
9/30/96.........   24.65     (0.16)         4.29        4.13        --    (4.53)   (4.53)    24.25     19.35     158,567
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
11/30/92(4)(8)..   1.90%          (0.88)%          209%     $   NA
12/01/92-
 9/30/93(4)(8)..   1.83(3)        (0.15)(3)        216          NA
9/30/94.........   1.67           (0.60)           411          NA
9/30/95.........   1.57           (0.22)           351          NA
9/30/96.........   1.53           (0.68)           240      0.0607
                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD INCOME(2)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                                              CLASS B
9/24/93-
 9/30/93(5).....  $19.66    $   --        $ 0.12      $ 0.12    $   --   $   --   $   --    $19.78      0.61%    $38,898
9/30/94.........   19.78     (0.20)        (1.42)      (1.62)       --    (1.46)   (1.46)    16.70     (8.40)     52,208
9/30/95.........   16.70     (0.16)         8.19        8.03        --    (0.41)   (0.41)    24.32     49.08      68,313
9/30/96.........   24.32     (0.29)         4.20        3.91        --    (4.53)   (4.53)    23.70     18.60     107,839
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
9/24/93-
 9/30/93(5).....   2.34%(3)       (1.70)%(3)       216%     $   NA
9/30/94.........   2.31           (1.23)           411          NA
9/30/95.........   2.22           (0.84)           351          NA
9/30/96.........   2.16           (1.30)           240      0.0607

------------
 @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
(1) Total return is not annualized and does not reflect sales load
(2) Calculated based upon average shares outstanding
(3) Annualized
(4) Pursuant to a reorganization of the SunAmerica Mutual Funds, the Equity Funds fiscal year ends were changed to September 30
(5) Commencement of sale of respective class of shares
(6) Net of expense reimbursement equivalent to .48% of average net assets for the period ended 9/30/94
(7) Net of expense reimbursement equivalent to .17% of average net assets for the year ended 9/30/95
(8) Restated to reflect a 0.984460367 for 1.00 stock split effective September 24, 1993

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

GLOBAL BALANCED FUND

                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS A
6/15/94-
 9/30/94(3).....   $6.94     $0.02     $(0.05)     $(0.03)   $   --   $   --   $   --     $6.91     (0.43)%  $13,100
9/30/95.........    6.91      0.10       0.36        0.46     (0.01)      --    (0.01)     7.36      6.72      9,615
9/30/96.........    7.36      0.06       0.71        0.77     (0.42)      --    (0.42)     7.71     11.00     10,035
                               RATIO OF NET
                  RATIO OF      INVESTMENT
                  EXPENSES        INCOME                 AVERAGE
     PERIOD      TO AVERAGE     TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS     NET ASSETS    TURNOVER  PER SHARE@
---------------- ------------- -------------- --------- ----------
6/15/94-
 9/30/94(3).....  2.15%(4)(5)    0.93%(4)(5)      18%    $    NA
9/30/95.........  2.15(5)        1.36(5)         169          NA
9/30/96.........  2.15(5)        0.84(5)         103      0.0074
                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS B
6/16/94-
 9/30/94(3).....   $6.94     $0.01     $(0.05)     $(0.04)   $   --   $   --   $   --     $6.90     (0.58)%  $13,532
9/30/95.........    6.90      0.05       0.36        0.41     (0.01)      --    (0.01)     7.30      5.91     13,976
9/30/96.........    7.30      0.02       0.70        0.72     (0.38)      --    (0.38)     7.64     10.21     16,112
                               RATIO OF NET
                  RATIO OF      INVESTMENT
                  EXPENSES        INCOME                 AVERAGE
     PERIOD      TO AVERAGE     TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS     NET ASSETS    TURNOVER  PER SHARE@
---------------- ------------- -------------- --------- ----------
6/16/94-
 9/30/94(3).....  2.80%(4)(5)    0.33%(4)(5)      18%    $    NA
9/30/95.........  2.80(5)        0.75(5)         169          NA
9/30/96.........  2.80(5)        0.21(5)         103      0.0074

--------------------------------------------------------------------------------

GROWTH AND INCOME FUND

                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                                    CLASS A
7/01/94-
 9/30/94(3).....   $7.33     $0.07     $ 0.10      $ 0.17    $(0.06)  $   --   $(0.06)    $7.44      2.34%   $ 3,098
9/30/95.........    7.44      0.32       1.08        1.40     (0.30)   (0.15)   (0.45)     8.39     19.53      3,532
9/30/96.........    8.39      0.14       2.50        2.64     (0.17)   (0.39)   (0.56)    10.47     32.59     21,099
                               RATIO OF NET
                  RATIO OF      INVESTMENT
                  EXPENSES        INCOME                 AVERAGE
     PERIOD      TO AVERAGE     TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS     NET ASSETS    TURNOVER  PER SHARE@
---------------- ------------- -------------- --------- ----------
7/01/94-
 9/30/94(3).....  1.50%(4)(5)    3.48%(4)(5)       8%    $    NA
9/30/95.........  0.46(5)        4.16(5)         230          NA
9/30/96.........  0.96(5)        1.52(5)         161      0.0600
                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                                                              CLASS b
7/06/94-
 9/30/94(3).....   $7.33     $0.05     $ 0.11      $ 0.16    $(0.05)  $   --   $(0.05)    $7.44      2.19%   $   229
9/30/95.........    7.44      0.35       1.03        1.38     (0.28)   (0.15)   (0.43)     8.39     19.19      2,538
9/30/96.........    8.39      0.08       2.50        2.58     (0.13)   (0.39)   (0.52)    10.45     31.75     13,903
                               RATIO OF NET
                  RATIO OF      INVESTMENT
                  EXPENSES        INCOME                 AVERAGE
     PERIOD      TO AVERAGE     TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS     NET ASSETS    TURNOVER  PER SHARE@
---------------- ------------- -------------- --------- ----------
7/06/94-
 9/30/94(3).....  2.15%(4)(5)    2.86%(4)(5)       8%    $    NA
9/30/95.........  0.30(5)        4.48(5)         230          NA
9/30/96.........  1.58(5)        0.73(5)         161      0.0600

------------
 @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
(1) Calculated based upon average shares outstanding
(2) Total return is not annualized and does not reflect sales load
(3) Commencement of sale of respective class of shares
(4) Annualized
(5) Net of the following expense reimbursements (based on average net assets):

                                                         9/30/94 9/30/95 9/30/96
                                                         ------- ------- -------
   Global Balanced Class A..............................   1.14%   .40%    .44%
   Global Balanced Class B..............................    .93    .45     .41
   Growth and Income Class A............................   4.48   2.96    1.01
   Growth and Income Class B............................  20.35   5.07    1.14

See Notes to Financial Statements

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                     VALUE
                  SECURITY DESCRIPTION                    SHARES   (NOTE 2)
-----------------------------------------------------------------------------
COMMON STOCK--62.8%
AEROSPACE & MILITARY TECHNOLOGY--1.6%
 Boeing Co...............................................  30,000 $ 2,835,000
 Raytheon Co.............................................  40,000   2,225,000
                                                                  -----------
                                                                    5,060,000
                                                                  -----------
APPAREL & TEXTILES--3.1%
 Fila Holding SpA ADR(1).................................  20,000   1,922,500
 NIKE, Inc. Class B......................................  25,000   3,037,500
 Oakley, Inc.+...........................................  58,000   2,465,000
 Reebok International Ltd. ..............................  35,000   1,216,250
 Tommy Hilfiger Corp.+...................................  20,000   1,185,000
                                                                  -----------
                                                                    9,826,250
                                                                  -----------
AUTOMOTIVE--0.9%
 Ford Motor Co...........................................  40,000   1,250,000
 Harley-Davidson, Inc. ..................................  35,000   1,505,000
                                                                  -----------
                                                                    2,755,000
                                                                  -----------
BANKS--5.6%
 Bank of Boston Corp.....................................  25,000   1,446,875
 BankAmerica Corp........................................  25,000   2,053,125
 Chase Manhattan Corp....................................  40,000   3,205,000
 Citicorp................................................  20,000   1,812,500
 First Bank System, Inc..................................  25,000   1,671,875
 First Union Corp. ......................................  35,000   2,336,250
 Summit Bancorp.......................................... 130,000   5,167,500
                                                                  -----------
                                                                   17,693,125
                                                                  -----------
BROADCASTING & MEDIA--0.3%
 Comcast Corp. Class A+..................................  50,000     768,750
 Univision Communications, Inc. Class A+.................   2,000      67,000
                                                                  -----------
                                                                      835,750
                                                                  -----------
BUSINESS SERVICES--0.2%
 CUC International, Inc.+................................  20,000     797,500
                                                                  -----------
CHEMICALS--3.3%
 Cabot Corp..............................................  35,000     975,625
 du Pont (E.I.) de Nemours & Co..........................  20,000   1,765,000
 Monsanto Co.............................................  55,000   2,007,500
 Olin Corp. .............................................  50,000   4,200,000
 Union Carbide Corp......................................  35,000   1,596,875
                                                                  -----------
                                                                   10,545,000
                                                                  -----------
COMMUNICATION EQUIPMENT--2.6%
 Ericsson (L.M.) Telephone Co., Class B ADR(1)........... 100,000   2,537,500
 Nokia Corp. ADR(1)......................................  40,000   1,770,000
 Octel Communications Corp.+.............................  70,000   2,030,000
 Tellabs, Inc.+..........................................  30,000   2,118,750
                                                                  -----------
                                                                    8,456,250
                                                                  -----------

                              VALUE
SECURITY DESCRIPTION  SHARES (NOTE 2)


COMPUTERS & BUSINESS EQUIPMENT--3.9%
 American Pad & Paper Co.+................................. 111,000 $ 2,358,750
 CellNet Data Systems, Inc.+...............................  20,000     315,000
 Cisco Systems, Inc.+......................................  25,000   1,551,563
 Electronic Data Systems Corp..............................  30,000   1,841,250
 International Business Machines Corp. ....................  40,000   4,980,000
 Sun Microsystems, Inc.+...................................  25,000   1,553,125
                                                                    -----------
                                                                     12,599,688
                                                                    -----------
CONGLOMERATE--1.5%
 General Electric Co.......................................  25,000   2,275,000
 United Technologies Corp..................................  20,000   2,402,500
                                                                    -----------
                                                                      4,677,500
                                                                    -----------
DEPARTMENT STORES--1.3%
 Penney (J.C.), Inc........................................  30,000   1,623,750
 Wal-Mart Stores, Inc. .................................... 100,000   2,637,500
                                                                    -----------
                                                                      4,261,250
                                                                    -----------
ELECTRONICS--2.2%
 Diebold, Inc..............................................  40,000   2,335,000
 Intel Corp................................................  15,000   1,431,563
 Lexmark International Group, Inc. Class A.................  50,000   1,018,750
 Micron Technology, Inc....................................  70,000   2,135,000
                                                                    -----------
                                                                      6,920,313
                                                                    -----------
ENERGY SERVICES--2.5%
 Mobil Corp. ..............................................  50,000   5,787,500
 Royal Dutch Petroleum Co. ................................  15,000   2,341,875
                                                                    -----------
                                                                      8,129,375
                                                                    -----------
ENERGY SOURCES--1.0%
 Burlington Resources, Inc. ...............................  30,000   1,331,250
 Enron Corp................................................  46,000   1,874,500
                                                                    -----------
                                                                      3,205,750
                                                                    -----------
FINANCIAL SERVICES--4.1%
 Alex Brown, Inc...........................................  30,000   1,736,250
 Capital One Financial Corp. ..............................  70,000   2,100,000
 Dean Witter, Discover & Co. ..............................  35,000   1,925,000
 Federal National Mortgage Association.....................  60,000   2,092,500
 Litchfield Financial Corp.................................  52,500     735,000
 MBNA Corp.................................................  20,000     695,000
 Morgan Stanley Group, Inc.................................  50,000   2,487,500
 ReliaStar Financial Corp..................................  25,000   1,187,500
                                                                    -----------
                                                                     12,958,750
                                                                    -----------
FOOD, BEVERAGE & TOBACCO--1.9%
 Dole Food, Inc............................................  35,000   1,470,000
 Philip Morris Cos., Inc...................................  30,000   2,692,500
 Seagram Co., Ltd..........................................  50,000   1,868,750
                                                                    -----------
                                                                      6,031,250
                                                                    -----------

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
HEALTH SERVICES--1.3%
 Apria Healthcare Group, Inc.+.............................  30,000 $    562,500
 Beverly Enterprises, Inc.+................................  75,000      815,625
 MedPartners, Inc.+........................................  60,500    1,376,375
 NovaCare, Inc.+........................................... 150,000    1,406,250
                                                                    ------------
                                                                       4,160,750
                                                                    ------------
HOUSEHOLD PRODUCTS--2.7%
 Corning, Inc. ............................................  40,000    1,560,000
 Estee Lauder Cos., Inc. Class A...........................  30,000    1,346,250
 Procter & Gamble Co.......................................  30,000    2,925,000
 Warner-Lambert Co.........................................  40,000    2,640,000
                                                                    ------------
                                                                       8,471,250
                                                                    ------------
INSURANCE--1.7%
 Aetna, Inc................................................  31,738    2,233,562
 Allstate Corp.............................................  53,000    2,610,250
 Lawyers Title Corp........................................  25,000      531,250
                                                                    ------------
                                                                       5,375,062
                                                                    ------------
LEISURE & TOURISM--4.5%
 Callaway Golf Co..........................................  35,000    1,194,375
 Carnival Corp. Class A....................................  47,000    1,457,000
 Disney (Walt) Co..........................................  35,000    2,218,125
 HFS, Inc.+................................................  30,500    2,039,687
 Hilton Hotels Corp........................................  80,000    2,270,000
 MGM Grand, Inc.+..........................................  65,000    2,746,250
 Mirage Resorts, Inc.+.....................................  45,000    1,153,125
 Sun International Hotels Ltd.+............................  25,000    1,281,250
                                                                    ------------
                                                                      14,359,812
                                                                    ------------
MEDICAL PRODUCTS--3.2%
 Baxter International, Inc.................................  75,000    3,506,250
 Imagyn Medical, Inc.+.....................................  45,000      483,750
 Johnson & Johnson Co......................................  40,000    2,050,000
 Medtronic, Inc............................................  30,000    1,923,750
 Nitinol Medical Technologies, Inc.+.......................  10,000      112,500
 Perkin-Elmer Corp.........................................  35,000    2,025,625
                                                                    ------------
                                                                      10,101,875
                                                                    ------------
PHARMACEUTICALS--9.8%
 Allergan, Inc.............................................  70,000    2,668,750
 American Home Products Corp...............................  25,000    1,593,750
 Bristol-Myers Squibb Co...................................  30,000    2,891,250
 Chiron Corp.+.............................................  80,000    1,520,000
 Genzyme Corp.+............................................  40,000    1,020,000
 Gilead Sciences, Inc.+....................................  61,800    1,745,850
 Glaxo Holdings PLC ADR(1).................................  80,000    2,490,000

                                                       SHARES/
                                                   PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                 (IN THOUSANDS)    (NOTE 2)
PHARMACEUTICALS (CONTINUED)
 Lilly (Eli) & Co................................       60,000      $  3,870,000
 Merck & Co., Inc................................       40,000         2,815,000
 Neurex Corp.+...................................       65,000         1,243,125
 Pfizer, Inc.....................................       60,000         4,747,500
 Schering-Plough Corp............................       40,000         2,460,000
 Teva Pharmaceutical Industries Ltd. ADR(1)......       40,000         1,855,000
 Virus Research Institute, Inc.+.................       35,000           284,375
                                                                    ------------
                                                                      31,204,600
                                                                    ------------
SOFTWARE--1.4%
 Computer Associates International, Inc.+........       20,000         1,195,000
 Document Sciences Corp.+........................        5,000            63,125
 Microsoft Corp.+................................       15,000         1,978,125
 NETCOM On-Line Communications Services+.........       40,000           685,000
 PSINet, Inc.+...................................       60,000           652,500
                                                                    ------------
                                                                       4,573,750
                                                                    ------------
SPECIALTY RETAIL--0.7%
 Melville Corp...................................       50,000         2,206,250
                                                                    ------------
TELECOMMUNICATIONS--1.5%
 Advanced Fibre Communications+(2)...............       10,000           250,000
 Andrew Corp.+...................................       30,000         1,496,250
 AT&T Corp.......................................       25,000         1,306,250
 Lucent Technologies, Inc........................       35,000         1,605,625
                                                                    ------------
                                                                       4,658,125
                                                                    ------------
TOTAL COMMON STOCK
 (cost $182,931,590).............................                    199,864,225
                                                                    ------------
PREFERRED STOCK--0.0%
INSURANCE--0.0%
 Aetna, Inc.
 (cost $146,757).................................        2,247           163,750
                                                                    ------------
BONDS & NOTES--5.5%
AEROSPACE & MILITARY TECHNOLOGY--1.3%
 Lockheed Martin Corp.
 7.25% due 5/15/06...............................      $ 4,000         4,000,880
                                                                    ------------
BANKS--0.6%
 Chase Manhattan Corp.
 7.88% due 8/01/04...............................        2,000         2,008,420
                                                                    ------------

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                     PRINCIPAL AMOUNT   VALUE
                SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
--------------------------------------------------------------------------------
BONDS & NOTES (CONTINUED)
FINANCIAL SERVICES--3.6%
 Bear Stearns Cos., Inc.
 6.63% due 1/15/04.................................      $ 5,000      $4,802,150
 DLJ Mortgage Acceptance Corp.
 7.35% due 9/18/03.................................        4,689       4,687,398
 Donaldson Lufkin & Jenrette, Inc.
 6.88% due 11/01/05................................        2,000       1,911,640
                                                                      ----------
                                                                      11,401,188
                                                                      ----------
TOTAL BONDS & NOTES
 (cost $17,129,808)................................                   17,410,488
                                                                      ----------
FEDERAL NATIONAL MORTGAGE ASSOCIATION--1.1%
 6.50% due 9/01/10
 (cost $3,549,898).................................        3,631       3,531,720
                                                                      ----------
U.S. TREASURY NOTES--16.5%
 5.75% due 10/31/97................................        5,000       4,995,300
 6.25% due 5/31/00.................................        5,000       4,978,100
 6.75% due 5/31/99.................................        5,000       5,060,150
 6.88% due 7/31/99-3/31/00.........................       13,000      13,197,620
 7.25% due 2/15/98-8/15/04.........................       13,300      13,713,025
 7.50% due 10/31/99................................        6,000       6,194,040
 9.25% due 8/15/98.................................        4,000       4,218,120
                                                                      ----------
TOTAL U.S. TREASURY NOTES
 (cost $52,624,421)................................                   52,356,355
                                                                      ----------

                                                  PRINCIPAL AMOUNT     VALUE
              SECURITY DESCRIPTION                 (IN THOUSANDS)    (NOTE 2)
U.S. TREASURY BONDS--6.7%
 6.75% due 8/15/26..............................      $ 10,000     $   9,773,400
 11.25% due 2/15/15.............................         8,000        11,488,720
                                                                   -------------
TOTAL U.S. TREASURY BONDS
 (cost $21,390,625).............................                      21,262,120
                                                                   -------------
TOTAL INVESTMENT SECURITIES--92.6%
 (cost $277,773,099)............................                     294,588,658
                                                                   -------------
REPURCHASE AGREEMENT--2.6%
 Joint Repurchase Agreement
 Account (Note 3)
 (cost $8,398,000)..............................         8,398         8,398,000
                                                                   -------------
TOTAL INVESTMENTS--
 (cost $286,171,099)............................          95.2%      302,986,658
Other assets less liabilities...................           4.8        15,245,304
                                                         -----     -------------
NET ASSETS--                                             100.0%     $318,231,962
                                                         =====     =============

--------
 +Non-income producing security
(1)ADR ("American Depositary Receipt")
(2)Fair valued security, see Note 2

See Notes to Financial Statements

 SUNAMERICA BLUE CHIP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK--91.6%
AEROSPACE & MILITARY TECHNOLOGY--2.7%
 Boeing Co.................................................. 10,000 $   945,000
 Raytheon Co................................................ 20,000   1,112,500
 Remec, Inc.+............................................... 25,000     353,125
                                                                    -----------
                                                                      2,410,625
                                                                    -----------
APPAREL & TEXTILES--4.6%
 Fila Holding SpA ADR(1)....................................  5,000     480,625
 NIKE, Inc.................................................. 10,000   1,215,000
 Oakley, Inc.+.............................................. 35,000   1,487,500
 Tommy Hilfiger Corp.+...................................... 15,000     888,750
                                                                    -----------
                                                                      4,071,875
                                                                    -----------
AUTOMOTIVE--1.3%
 Ford Motor Co. ............................................ 15,000     468,750
 Harley-Davidson, Inc....................................... 15,000     645,000
                                                                    -----------
                                                                      1,113,750
                                                                    -----------
BANKS--5.3%
 BankAmerica Corp...........................................  5,000     410,625
 Citicorp................................................... 10,000     906,250
 First Union Corp........................................... 15,000   1,001,250
 Standard Federal Bancorp................................... 25,000   1,143,750
 Summit Bancorp............................................. 30,000   1,192,500
                                                                    -----------
                                                                      4,654,375
                                                                    -----------
BROADCASTING & MEDIA--1.0%
 Comcast Corp. Class A+..................................... 15,000     230,625
 National Media Corp.+...................................... 40,000     595,000
 Univision Communications, Inc.
  Class A+..................................................  2,000      67,000
                                                                    -----------
                                                                        892,625
                                                                    -----------
BUSINESS SERVICES--0.4%
 CUC International, Inc.+................................... 10,000     398,750
                                                                    -----------
CHEMICALS--5.3%
 Cabot Corp................................................. 15,000     418,125
 du Pont (E.I.) de Nemours & Co.............................  5,000     441,250
 Hercules, Inc.............................................. 10,000     547,500
 Monsanto Co................................................ 20,000     730,000
 Olin Corp. ................................................ 25,000   2,100,000
 Union Carbide Corp......................................... 10,000     456,250
                                                                    -----------
                                                                      4,693,125
                                                                    -----------
COMMUNICATION EQUIPMENT--4.1%
 Ericsson (L.M.) Telephone Co., Class B ADR(1).............. 30,000     761,250
 Nokia Corp. ADR(1)......................................... 20,000     885,000
 Octel Communications Corp.+................................ 30,000     870,000
 Tellabs, Inc.+............................................. 15,000   1,059,375
                                                                    -----------
                                                                      3,575,625
                                                                    -----------

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)
COMPUTERS & BUSINESS EQUIPMENT--9.0%
 American Pad & Paper Co.+.................................. 50,000 $ 1,062,500
 Cisco Systems, Inc.+....................................... 15,000     930,937
 Electronic Data Systems Corp............................... 20,000   1,227,500
 International Business Machines Corp....................... 10,000   1,245,000
 Lexmark International Group, Inc.+......................... 25,000     509,375
 Micron Technology, Inc..................................... 48,000   1,464,000
 Storage Technology Corp.+.................................. 15,000     568,125
 Sun Microsystems, Inc.+.................................... 15,000     931,875
                                                                    -----------
                                                                      7,939,312
                                                                    -----------
CONGLOMERATE--2.4%
 General Electric Co. ...................................... 10,000     910,000
 United Technologies Corp. ................................. 10,000   1,201,250
                                                                    -----------
                                                                      2,111,250
                                                                    -----------
CONSUMER GOODS--0.4%
 Whitman Corp............................................... 15,000     346,875
                                                                    -----------
DEPARTMENT STORES--1.8%
 Penney (J.C.), Inc......................................... 15,000     811,875
 Wal-Mart Stores, Inc....................................... 30,000     791,250
                                                                    -----------
                                                                      1,603,125
                                                                    -----------
ELECTRONICS--1.9%
 Diebold, Inc. ............................................. 20,000   1,167,500
 Intel Corp.................................................  5,000     477,188
                                                                    -----------
                                                                      1,644,688
                                                                    -----------
ENERGY SERVICES--2.8%
 Mobil Corp................................................. 15,000   1,736,250
 Royal Dutch Petroleum Co...................................  5,000     780,625
                                                                    -----------
                                                                      2,516,875
                                                                    -----------
ENERGY SOURCES--0.5%
 Burlington Resources, Inc. ................................ 10,000     443,750
                                                                    -----------
ENTERTAINMENT PRODUCTS--1.2%
 Callaway Golf Co........................................... 15,000     511,875
 Toy Biz, Inc. Class A+..................................... 30,000     532,500
                                                                    -----------
                                                                      1,044,375
                                                                    -----------
FINANCIAL SERVICES--4.2%
 Alex Brown, Inc............................................ 10,000     578,750
 Capital One Financial Corp................................. 20,000     600,000
 Dean Witter, Discover & Co................................. 15,000     825,000
 Federal National Mortgage Association...................... 10,000     348,750
 MBNA Corp. ................................................ 10,000     347,500
 Morgan Stanley Group, Inc. ................................ 10,000     497,500
 ReliaStar Financial Corp................................... 10,000     475,000
                                                                    -----------
                                                                      3,672,500
                                                                    -----------

 SUNAMERICA BLUE CHIP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)


                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOOD, BEVERAGE & TOBACCO--2.9%
 Dole Food, Inc............................................. 15,000 $   630,000
 Odwalla, Inc.+............................................. 25,000     443,750
 Philip Morris Cos., Inc.................................... 10,000     897,500
 Seagram Co., Ltd. ......................................... 15,000     560,625
                                                                    -----------
                                                                      2,531,875
                                                                    -----------
HEALTH SERVICES--1.5%
 Apria Healthcare Group, Inc.+.............................. 20,000     375,000
 Beverly Enterprises, Inc.+................................. 25,000     271,875
 Health Management Associates+.............................. 15,000     373,125
 Healthsource, Inc.+........................................ 20,000     295,000
                                                                    -----------
                                                                      1,315,000
                                                                    -----------
HOUSEHOLD PRODUCTS--3.0%
 Corning, Inc. ............................................. 15,000     585,000
 Estee Lauder Cos., Inc., Class A........................... 20,000     897,500
 Procter & Gamble Co........................................  5,000     487,500
 Warner-Lambert Co.......................................... 10,000     660,000
                                                                    -----------
                                                                      2,630,000
                                                                    -----------
INSURANCE--4.2%
 Aetna, Inc................................................. 18,369   1,292,718
 Allstate Corp.............................................. 20,000     985,000
 Lawyers Title Corp. ....................................... 25,000     531,250
 UICI+...................................................... 35,000     910,000
                                                                    -----------
                                                                      3,718,968
                                                                    -----------
LEISURE & TOURISM--7.3%
 Extended Stay America, Inc.+............................... 50,000   1,025,000
 HFS, Inc.+................................................. 15,000   1,003,125
 Hilton Hotels Corp......................................... 40,000   1,135,000
 MGM Grand, Inc.+........................................... 45,000   1,901,250
 Mirage Resorts, Inc.+...................................... 25,000     640,625
 Sun International Hotels Ltd.+............................. 15,000     768,750
                                                                    -----------
                                                                      6,473,750
                                                                    -----------
MEDICAL PRODUCTS--5.2%
 Baxter International, Inc.................................. 25,000   1,168,750
 Chiron Corp.+.............................................. 42,000     798,000
 Johnson & Johnson Co....................................... 15,000     768,750
 Medtronic, Inc............................................. 15,000     961,875
 Perkin Elmer Corp.......................................... 15,000     868,125
                                                                    -----------
                                                                      4,565,500
                                                                    -----------
PHARMACEUTICALS--12.8%
 Allergan, Inc.............................................. 30,000   1,143,750
 American Home Products Corp. .............................. 10,000     637,500
 Bristol-Myers Squibb Co. .................................. 15,000   1,445,625
 Gilead Sciences, Inc.+..................................... 18,200     514,150
 Lilly (Eli) & Co. ......................................... 20,000   1,290,000

                                                         SHARES/
                                                     PRINCIPAL AMOUNT    VALUE
                SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
PHARMACEUTICALS (CONTINUED)
 Merck & Co., Inc...................................      15,000      $ 1,055,625
 Neurex Corp.+......................................      40,000          765,000
 Pfizer, Inc........................................      25,000        1,978,125
 Schering-Plough Corp...............................      20,000        1,230,000
 Teva Pharmaceutical Industries Ltd. ADR(1).........      20,000          927,500
 Virus Research Institute, Inc.+....................      40,000          325,000
                                                                      -----------
                                                                       11,312,275
                                                                      -----------
POLLUTION CONTROL--0.8%
 Republic Industries, Inc.+.........................      25,000          725,000
                                                                      -----------
SOFTWARE--2.1%
 Computer Associates International, Inc.............      10,000          597,500
 Microsoft Corp.+...................................       5,000          659,375
 NETCOM On-Line Communications Services+............      20,000          342,500
 PSINet, Inc.+......................................      20,000          217,500
                                                                      -----------
                                                                        1,816,875
                                                                      -----------
SPECIALTY RETAIL--1.0%
 Melville Corp. ....................................      20,000          882,500
                                                                      -----------
TELECOMMUNICATIONS--1.9%
 Andrew Corp.+......................................      20,000          997,500
 Lucent Technologies, Inc...........................      15,000          688,125
                                                                      -----------
                                                                        1,685,625
                                                                      -----------
TOTAL COMMON STOCK
 (cost $74,899,347)...................................                 80,790,868
                                                                      -----------
PREFERRED STOCK--0.1%
INSURANCE--0.1%
 Aetna, Inc. Class C................................       1,123           81,839
                                                                      -----------
TOTAL INVESTMENT SECURITIES--91.7%
 (cost $74,972,693).................................                   80,872,707
                                                                      -----------
REPURCHASE AGREEMENT--1.3%
 Joint Repurchase Agreement Account (Note 3)
 (cost $1,189,000)..................................      $1,189        1,189,000
                                                                      -----------
TOTAL INVESTMENTS--
 (cost $76,161,693).................................        93.0%      82,061,707
Other assets less liabilities.......................         7.0        6,131,199
                                                          ------      -----------
NET ASSETS--                                               100.0%     $88,192,906
                                                          ======      ===========

--------
 + Non-income producing security
(1) ADR ("American Depositary Receipt")

See Notes to Financial Statements

 SUNAMERICA MID-CAP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                     VALUE
                   SECURITY DESCRIPTION                     SHARES  (NOTE 2)
-----------------------------------------------------------------------------
COMMON STOCK--92.9%
AEROSPACE & MILITARY TECHNOLOGY--1.3%
 Hexcel Corp.+............................................. 10,000 $  193,750
 REMEC, Inc.+.............................................. 37,000    522,625
                                                                   ----------
                                                                      716,375
                                                                   ----------
APPAREL & TEXTILES--9.6%
 Fila Holding SpA ADR(1)...................................  2,000    192,250
 Gucci Group NV ADR(1)..................................... 10,000    725,000
 Jones Apparel Group, Inc.+................................ 15,000    956,250
 NIKE, Inc. ...............................................  6,000    729,000
 Nine West Group, Inc.+.................................... 12,000    651,000
 North Face, Inc.+......................................... 23,000    649,750
 Pacific Sunwear of California+............................ 15,000    493,125
 Reebok International Ltd. ................................ 15,000    521,250
 Tommy Hilfiger Corp.+.....................................  7,000    414,750
                                                                   ----------
                                                                    5,332,375
                                                                   ----------
BANKS--1.4%
 Charter One Financial, Inc. .............................. 10,500    420,000
 PNC Bank Corp. ........................................... 10,000    333,750
                                                                   ----------
                                                                      753,750
                                                                   ----------
BUSINESS SERVICES--1.8%
 Applied Graphics Technologies+............................ 20,100    298,988
 Data Processing Resources Corp.+.......................... 14,200    312,400
 TeleSpectrum Worldwide, Inc.+............................. 20,000    390,000
                                                                   ----------
                                                                    1,001,388
                                                                   ----------
CHEMICALS--2.7%
 Nalco Chemical Co. ....................................... 10,000    362,500
 Praxair, Inc. ............................................ 15,000    645,000
 Waters Corp.+............................................. 15,000    491,250
                                                                   ----------
                                                                    1,498,750
                                                                   ----------
COMMUNICATION EQUIPMENT--2.9%
 Cascade Communications Co.+...............................  6,000    489,000
 Octel Communications Corp.+............................... 15,000    435,000
 Tellabs, Inc.+............................................ 10,000    706,250
                                                                   ----------
                                                                    1,630,250
                                                                   ----------
COMPUTERS & BUSINESS EQUIPMENT--9.8%
 Amati Communications Corp.+............................... 10,000    220,000
 Bay Networks, Inc.+....................................... 10,000    272,500
 Cabletron Systems, Inc.+..................................  5,000    341,875
 CellNet Data Systems, Inc.+............................... 20,000    315,000
 CIBER, Inc.+.............................................. 18,200    691,600
 Cisco Systems, Inc.+...................................... 12,000    744,750
 COMPAQ Computer Corp.+....................................  7,000    448,875
 Gateway 2000, Inc. .......................................  7,000    335,125
 HBO & Co. ................................................ 10,000    667,500
 Micron Technology, Inc. .................................. 15,000    457,500

                              VALUE
SECURITY DESCRIPTION  SHARES (NOTE 2)

COMPUTERS & BUSINESS EQUIPMENT (CONTINUED)
 Newbridge Networks Corp.+...................................  5,000 $  318,750
 Sun Microsystems, Inc.+..................................... 10,000    621,250
                                                                     ----------
                                                                      5,434,725
                                                                     ----------
CONGLOMERATE--0.8%
 Tyco International Ltd. .................................... 10,000    431,250
                                                                     ----------
DEPARTMENT STORES--0.6%
 Woolworth Corp.+............................................ 15,000    309,375
                                                                     ----------
ELECTRONICS--4.7%
 Analog Devices, Inc.+....................................... 10,000    271,250
 Diebold, Inc. .............................................. 17,000    992,375
 National Semiconductor Corp.+............................... 20,000    402,500
 Telco Systems, Inc.+........................................ 10,000    190,000
 VeriFone, Inc.+............................................. 10,000    447,500
 Xilinx, Inc.+............................................... 10,000    340,000
                                                                     ----------
                                                                      2,643,625
                                                                     ----------
ENERGY SERVICES--3.4%
 Global Marine, Inc.+........................................ 25,000    393,750
 Noble Drilling Corp.+....................................... 22,500    340,313
 Rowan Cos., Inc.+........................................... 30,000    558,750
 Transocean Offshore, Inc.................................... 10,000    612,500
                                                                     ----------
                                                                      1,905,313
                                                                     ----------
ENERGY SOURCES--2.2%
 Flores & Rucks, Inc.+....................................... 25,000    965,625
 Parker & Parsley Petroleum Co. ............................. 10,000    261,250
                                                                     ----------
                                                                      1,226,875
                                                                     ----------
ENTERTAINMENT PRODUCTS--0.6%
 Callaway Golf Co............................................ 10,000    341,250
                                                                     ----------
FINANCIAL SERVICES--1.4%
 Alex Brown, Inc. ...........................................  6,000    347,250
 Associates First Capital Corp., Class A..................... 10,000    410,000
                                                                     ----------
                                                                        757,250
                                                                     ----------
HOUSEHOLD PRODUCTS--1.0%
 Blyth Industries, Inc.+.....................................  4,700    227,950
 Corning, Inc. ..............................................  8,000    312,000
                                                                     ----------
                                                                        539,950
                                                                     ----------
INSURANCE--2.7%
 Allmerica Financial Corp. .................................. 10,000    325,000
 Lawyers Title Corp. ........................................ 20,000    425,000
 Maxicare Health Plans, Inc.+................................ 10,000    190,000
 Progressive Corp. .......................................... 10,000    572,500
                                                                     ----------
                                                                      1,512,500
                                                                     ----------

 SUNAMERICA MID-CAP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)


                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
LEISURE & TOURISM--1.9%
 HFS, Inc.+.................................................   3,800 $  254,125
 Sun International Hotels Ltd.+.............................  16,000    820,000
                                                                     ----------
                                                                      1,074,125
                                                                     ----------
MACHINERY--3.2%
 Allied Products Corp. .....................................  15,000    375,000
 Flanders Corp.+(2)(3)...................................... 100,000    900,000
 Precision Castparts Corp. .................................  10,000    485,000
                                                                     ----------
                                                                      1,760,000
                                                                     ----------
MEDICAL PRODUCTS--2.6%
 Boston Scientific Corp.+...................................  12,000    690,000
 Cohr, Inc.+................................................  20,000    555,000
 Nitinol Medical Technologies, Inc.+........................   5,000     56,250
 Serologicals Corp.+........................................   5,000    173,750
                                                                     ----------
                                                                      1,475,000
                                                                     ----------
METALS & MINING--0.7%
 Crown, Cork & Seal, Inc. ..................................   9,000    415,125
                                                                     ----------
PHARMACEUTICALS--7.0%
 ABR Information Services, Inc.+............................  10,000    720,000
 Allergan, Inc. ............................................  20,000    762,500
 Centocor, Inc.+............................................  10,000    355,000
 Guilford Pharmaceuticals, Inc.+............................  10,000    275,000
 Ligand Pharmaceuticals, Inc.+..............................  15,000    204,375
 Neurex Corp.+..............................................  25,000    478,125
 Teva Pharmaceutical Industries Ltd. ADR(1).................  23,500  1,089,812
                                                                     ----------
                                                                      3,884,812
                                                                     ----------
POLLUTION CONTROL--4.2%
 Culligan Water Technologies, Inc.+.........................  15,000    568,125
 United States Filter Corporation...........................   5,000    170,625
 United Waste Systems, Inc. ................................  30,000  1,042,500
 USA Waste Services, Inc.+..................................  17,000    535,500
                                                                     ----------
                                                                      2,316,750
                                                                     ----------
REAL ESTATE--0.3%
 Green Tree Financial Corp. ................................   5,000    196,250
                                                                     ----------
REAL ESTATE INVESTMENT TRUSTS--2.0%
 Bay Apartment Communities, Inc. ...........................  15,000    427,500
 Innkeepers USA Trust.......................................  25,000    281,250
 Starwood Lodging Trust.....................................  10,000    418,750
                                                                     ----------
                                                                      1,127,500
                                                                     ----------
RESTAURANTS--0.6%
 Starbucks Corp.+...........................................  10,000    330,000
                                                                     ----------
SOFTWARE--8.5%
 Baan Co. NV+...............................................  10,000    333,750
 BDM International, Inc.+...................................  10,000    595,000
 BMC Software, Inc.+........................................   5,000    397,500
 Cognos, Inc.+..............................................  10,000    326,250
 Computer Associates International, Inc. ...................   8,000    478,000
 Innovus Corp.+.............................................  14,000     84,000
 JDA Software Group, Inc.+..................................  12,000    330,000
 Microsoft Corp.+...........................................   4,000    527,500

                                                         SHARES/
                                                     PRINCIPAL AMOUNT    VALUE
                SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
SOFTWARE (CONTINUED)
 PeopleSoft, Inc.+.................................        5,000      $   416,250
 Rational Software Corp.+..........................       10,000          341,250
 RemedyTemp, Inc.+.................................       15,000          318,750
 VIASOFT, Inc.+....................................       14,000          588,000
                                                                      -----------
                                                                        4,736,250
                                                                      -----------
SPECIALTY RETAIL--7.3%
 Eagle Hardware And Groden+........................       20,000          540,000
 Global DirectMail Corp.+..........................       20,000          955,000
 Just For Feet, Inc.+..............................       10,000          501,250
 MacFrugals Bargains Closeouts+....................       25,000          590,625
 Melville Corp. ...................................       12,000          529,500
 Saks Holdings Incorporated+.......................       10,000          350,000
 Tiffany & Co. ....................................       15,000          600,000
                                                                      -----------
                                                                        4,066,375
                                                                      -----------
TELECOMMUNICATIONS--6.5%
 ACC Corp. ........................................        4,500          212,625
 Ascend Communications, Inc. ......................        5,000          330,625
 Lucent Technologies, Inc. ........................        5,000          229,375
 NICE Systems Ltd. ADR +(1)........................       20,000          458,125
 Pacific Gateway Exchange, Inc.+...................       22,000          649,000
 PairGain Technologies, Inc.+......................        6,300          492,187
 Teleport Communications Group
  Class A+.........................................       24,000          567,000
 Westell Technologies, Inc. Class A+...............       16,000          708,000
                                                                      -----------
                                                                        3,646,937
                                                                      -----------
UTILITIES--1.2%
 El Paso Natural Gas Co. ..........................       15,000          660,000
                                                                      -----------
TOTAL COMMON STOCK
 (cost $41,236,289)................................                    51,724,125
                                                                      -----------
WARRANTS--0.7%+
ELECTRONICS--0.7%
 Intel Corp........................................        7,000          397,250
                                                                      -----------
TOTAL INVESTMENT SECURITIES--93.6%
 (cost $41,512,876)................................                    52,121,375
                                                                      -----------
REPURCHASE AGREEMENT--7.3%
 Joint Repurchase Agreement
  Account (Note 3)
 (cost $4,072,000).................................       $4,072        4,072,000
                                                                      -----------
TOTAL INVESTMENTS--
 (cost $45,584,876)................................        100.9%      56,193,375
Liabilities in excess of other assets..............         (0.9)        (505,189)
                                                          ------      -----------
NET ASSETS--                                               100.0%     $55,688,186
                                                          ======      ===========

-------
 + Non-income producing security
(1) ADR ("American Depositary Receipts")
(2) Fair valued security, see Note 2
(3) At September 30, 1996 the Fund held a restricted security amounting to 1.62% of net assets. The Fund will not bear any costs, including those involved in registration under the Securities Act of 1933, in the connection with the disposition of the securities.

                  DATE OF   UNIT   VALUATION AS OF
 DESCRIPTION    ACQUISITION COST  SEPTEMBER 30, 1996
--------------  ----------- ----- ------------------
Flanders Corp.    5/09/96   $5.00       $9.00

See Notes to Financial Statements

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                     VALUE
                  SECURITY DESCRIPTION                    SHARES    (NOTE 2)
------------------------------------------------------------------------------
COMMON STOCK--93.3%
AEROSPACE & MILITARY TECHNOLOGY--1.5%
 Hexcel Corp.+...........................................  30,000 $    581,250
 Nichols Research Corp.+.................................  40,000    1,190,000
 REMEC, Inc.+............................................ 100,500    1,419,563
 Rohr, Inc.+.............................................  40,000      785,000
                                                                  ------------
                                                                     3,975,813
                                                                  ------------
APPAREL & TEXTILES--2.7%
 Fila Holding SpA ADR(1).................................   8,000      769,000
 Gucci Group NV..........................................  10,000      725,000
 Jones Apparel Group, Inc.+..............................  20,000    1,275,000
 Nautica Enterprises, Inc.+..............................  30,000      967,500
 North Face, Inc.+.......................................  45,000    1,271,250
 Pacific Sunwear of California+..........................  62,500    2,054,687
                                                                  ------------
                                                                     7,062,437
                                                                  ------------
BANKS--2.5%
 First American Corp. (Tennessee)........................  50,000    2,400,000
 Long Island Bancorp, Inc................................  55,000    1,588,125
 PNC Bank Corp...........................................  39,500    1,318,313
 Summit Bancorp..........................................  31,500    1,252,125
                                                                  ------------
                                                                     6,558,563
                                                                  ------------
BROADCASTING & MEDIA--2.4%
 Mecklermedia Corp.+..................................... 115,600    2,080,800
 National Media Corp.+...................................  70,700    1,051,663
 Sinclair Broadcast Group, Inc. Class A+.................  40,800    1,626,900
 United Video Satellite Group Class A+...................  80,000    1,620,000
 Univision Communications, Inc. Class A+.................   3,000      100,500
                                                                  ------------
                                                                     6,479,863
                                                                  ------------
BUSINESS SERVICES--5.9%
 Abacus Direct Corp.+....................................   6,500      136,500
 Childrens Comprehensive
  Services, Inc.+........................................  90,000    1,597,500
 Datamark Holdings, Inc.+................................  96,774    1,185,481
 Datamark Holdings, Inc.+(2)(3).......................... 193,549    1,887,103
 International Network Services+.........................  33,000    1,159,125
 Learning Tree International, Inc+.......................  12,500      462,500
 Mecon, Inc.+............................................  45,100    1,127,500
 Paychex, Inc............................................  25,000    1,450,000
 ProSoft Development, Inc.+(2)(3)........................ 250,000    2,500,000
 RTW, Inc.+..............................................  48,000    1,386,000
 SOS Staffing Services, Inc.+............................  75,000      843,750
 TeleSpectrum Worldwide, Inc.+...........................  80,000    1,560,000
 Vincam Group, Inc.+.....................................  10,000      382,500
                                                                  ------------
                                                                    15,677,959
                                                                  ------------
CHEMICALS--2.0%
 Betz Laboratories, Inc..................................  43,100    2,262,750
 Nalco Chemical Co.......................................  87,000    3,153,750
                                                                  ------------
                                                                     5,416,500
                                                                  ------------

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
COMMUNICATION EQUIPMENT--3.3%
 Cascade Communications Co.+...............................  28,000 $  2,282,000
 DSP Communications, Inc.+.................................  35,000    1,955,625
 Octel Communications Corp.+...............................  40,000    1,160,000
 Registry, Inc.+...........................................  50,500    1,919,000
 Tellabs, Inc.+............................................  20,000    1,412,500
                                                                    ------------
                                                                       8,729,125
                                                                    ------------
COMPUTERS & BUSINESS EQUIPMENT--9.0%
 3Com Corp.+...............................................  20,000    1,201,250
 Amati Communications Corp.+...............................  40,000      880,000
 Bay Networks, Inc.+.......................................  25,000      681,250
 CellNet Data Systems, Inc.+...............................  20,000      315,000
 Chips & Technologies, Inc.+...............................  90,000    1,226,250
 CIBER, Inc.+..............................................  69,300    2,633,400
 Cisco Systems, Inc.+......................................  32,000    1,986,000
 Daisytek International Corp.+.............................  21,000      908,250
 FORE Systems, Inc.+.......................................  20,000      827,500
 HMT Technology Corp.+.....................................  45,000      978,750
 ITI Technologies, Inc.+...................................  35,000    1,233,750
 Lexmark International Group, Inc.+........................  75,000    1,528,125
 Linear Technology Corp....................................  50,000    1,843,750
 M-Systems Flash Disk Pioneers Ltd.+....................... 100,000      887,500
 Micron Electronics, Inc.+.................................  50,000    1,031,250
 Micron Technology, Inc....................................  45,000    1,372,500
 Newbridge Networks Corp.+.................................  20,000    1,275,000
 Versant Object Technology Corp.+..........................  60,000    1,425,000
 Whittman-Hart, Inc.+......................................  35,500    1,677,375
                                                                    ------------
                                                                      23,911,900
                                                                    ------------
ELECTRICAL EQUIPMENT--0.2%
 UCAR International, Inc.+.................................  15,000      607,500
                                                                    ------------
ELECTRONICS--5.7%
 Altera Corp.+.............................................  10,000      506,250
 Cymer, Inc.+..............................................  25,000      443,750
 Diebold, Inc..............................................  59,000    3,444,125
 DuPont Photomasks, Inc.+..................................  40,000    1,120,000
 ESS Technology, Inc.+.....................................  50,000      856,250
 Micrel, Inc.+.............................................  30,000      712,500
 Photronics, Inc.+.........................................  45,000    1,395,000
 Sawtek, Inc.+.............................................  32,500      845,000
 Supertex, Inc.+...........................................  80,000    1,450,000
 Telco Systems, Inc.+......................................  55,000    1,045,000
 Uniphase Corp.+...........................................  35,000    1,478,750
 Vitesse Semiconductor Corp.+..............................  30,000    1,158,750
 Xilinx, Inc.+.............................................  20,000      680,000
                                                                    ------------
                                                                      15,135,375
                                                                    ------------
ENERGY SERVICES--3.6%
 ENSCO International, Inc.+................................  37,500    1,218,750
 Falcon Drilling, Inc.+....................................  60,000    1,560,000
 Marine Drilling Co., Inc.+................................  75,000      721,875
 Noble Drilling Corp.+..................................... 132,500    2,004,062
 Parallel Petroleum Corp.+.................................  90,000      455,625

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES   (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
ENERGY SERVICES (CONTINUED)
 Reading & Bates Corp.+....................................  65,000 $ 1,763,125
 Transocean Offshore, Inc. ................................  30,000   1,837,500
                                                                    -----------
                                                                      9,560,937
                                                                    -----------
ENERGY SOURCES--2.0%
 Belco Oil & Gas Corp.+....................................  15,500     414,625
 Benton Oil & Gas Co. +....................................  80,000   1,740,000
 Flores & Rucks, Inc.+.....................................  40,000   1,545,000
 Parker & Parsley Petroleum Co. ...........................  40,000   1,045,000
 Pride Petroleum Services, Inc.+...........................  50,000     706,250
                                                                    -----------
                                                                      5,450,875
                                                                    -----------
FOOD, BEVERAGE & TOBACCO--0.4%
 Northland Cranberries, Inc. ..............................  55,000     935,000
                                                                    -----------
HEALTH SERVICES--3.1%
 Apache Medical Systems, Inc.+.............................  24,000     324,000
 Applied Analytical Industries, Inc.+......................  76,000   1,729,000
 Health Images, Inc. ...................................... 100,000   1,337,500
 NovaCare, Inc.+........................................... 175,000   1,640,625
 OccuSystems, Inc.+........................................  17,500     525,000
 Pediatrix Medical Group+..................................  30,000   1,503,750
 Sunrise Assisted Living, Inc.+............................  21,000     588,000
 Veterinary Centers of America, Inc.+......................  30,000     658,125
                                                                    -----------
                                                                      8,306,000
                                                                    -----------
INSURANCE--1.8%
 Allmerica Financial Corp.+................................  15,000     487,500
 Lawyers Title Corp. ......................................  70,000   1,487,500
 Maxicare Health Plans, Inc.+..............................  40,000     760,000
 Penn Treaty American Corp.+...............................  90,000   2,137,500
                                                                    -----------
                                                                      4,872,500
                                                                    -----------
LEISURE & TOURISM--1.4%
 Bally Entertainment Corp. ................................  40,000   1,135,000
 HFS, Inc.+................................................  23,700   1,584,938
 Studio Plus Hotels, Inc.+.................................  67,500   1,113,750
                                                                    -----------
                                                                      3,833,688
                                                                    -----------
MACHINERY--3.0%
 DT Industries Inc. .......................................  45,000   1,518,750
 Flanders Corp.+(2)(3)..................................... 500,000   4,500,000
 Precision Castparts Corp. ................................  40,000   1,940,000
                                                                    -----------
                                                                      7,958,750
                                                                    -----------
MEDICAL PRODUCTS--4.0%
 ADAC Laboratories.........................................  80,000   1,610,000
 Cardiovascular Dynamics, Inc. ............................ 100,000   1,525,000
 Cohr, Inc.+...............................................  70,000   1,942,500
 Neurex Corp.+............................................. 127,500   2,438,437

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)
MEDICAL PRODUCTS (CONTINUED)
 Nitinol Medical Technologies, Inc.+........................  5,000 $    56,250
 Serologicals Corp.+........................................ 90,000   3,127,500
                                                                    -----------
                                                                     10,699,687
                                                                    -----------
METALS & MINING--1.1%
 Diamond Offshore Drilling, Inc.+........................... 26,400   1,452,000
 Mueller Industries, Inc.+.................................. 35,000   1,421,875
                                                                    -----------
                                                                      2,873,875
                                                                    -----------
PHARMACEUTICALS--5.8%
 ABR Information Services, Inc.+............................ 20,000   1,440,000
 Agouron Pharmaceuticals, Inc.+............................. 17,000     741,625
 Allergan Ligand Retinoid Theraputics, Inc.+(4)............. 75,000   2,193,750
 DepoTech Corp.+............................................ 25,900     446,775
 Guilford Pharmaceuticals, Inc.+............................ 65,000   1,787,500
 Ligand Pharmaceuticals, Inc.+.............................. 85,000   1,158,125
 M.I.M. Corp.+.............................................. 55,000     797,500
 Medicis Pharmaceutical Corp. Class A+...................... 10,000     482,500
 Millenium Pharmaceuticals, Inc.+...........................  4,000      73,000
 Noven Pharmaceuticals, Inc.+............................... 75,000     946,875
 PAREXAL International Corp.+............................... 30,000   1,890,000
 Pharmaceutical Product Development, Inc.+.................. 36,500     985,500
 Teva Pharmaceutical Industries Ltd. ADR(1)................. 57,500   2,666,562
                                                                    -----------
                                                                     15,609,712
                                                                    -----------
POLLUTION CONTROL--0.9%
 United Waste Systems, Inc.+................................ 35,000   1,216,250
 USA Waste Services, Inc.+.................................. 34,000   1,071,000
                                                                    -----------
                                                                      2,287,250
                                                                    -----------
REAL ESTATE INVESTMENT TRUSTS -- 1.3%
 Bay Apartment Communities, Inc............................. 20,000     570,000
 FelCor Suite Hotels, Inc................................... 40,000   1,290,000
 Innkeepers USA Trust....................................... 95,000   1,068,750
 Starwood Lodging Trust..................................... 10,000     418,750
                                                                    -----------
                                                                      3,347,500
                                                                    -----------
SOFTWARE--15.7%
 BDM International, Inc.+................................... 62,500   3,718,750
 Black Box Corp.+........................................... 60,000   1,980,000
 CCC Information Services Group, Inc.+...................... 12,500     262,500
 Citrix Systems, Inc.+...................................... 26,500   1,358,125
 Cognos, Inc.+.............................................. 59,800   1,950,975
 Document Sciences Corp.+................................... 75,000     946,875
 DST Systems, Inc.+......................................... 20,000     640,000
 Finish Line, Inc. Class A+................................. 20,000     950,000
 Forte Software, Inc.+...................................... 13,500     529,875

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 (continued)


                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
SOFTWARE (CONTINUED)
 Ikos Systems, Inc.+........................................  30,000 $  596,250
 Innovus Corp.+.............................................  92,700    556,200
 Innovus Corp.+(2)(3).......................................  54,000    189,000
 JDA Software Group, Inc....................................  80,000  2,200,000
 Legato Systems, Inc.+......................................  35,000  1,662,500
 National Data Corp.........................................  17,000    741,625
 Pc Docs Group International, Inc.+.........................  66,000    891,000
 PeopleSoft, Inc.+..........................................  15,000  1,248,750
 Rational Software Corp+....................................  40,000  1,365,000
 RemedyTemp, Inc. Class A+..................................  62,000  1,317,500
 Restrac, Inc.+............................................. 122,000  2,287,500
 S3, Inc.+..................................................  60,000  1,185,000
 Saville Systems PLC ADR+(1)................................  50,000  1,762,500
 Segue Software, Inc.+...................................... 100,000  1,375,000
 Spyglass, Inc.+............................................   8,200    154,775
 Sykes Enterprises, Inc.+...................................  70,650  3,408,862
 Symantec Corp.+............................................  45,000    489,375
 Verilink Corp.+............................................ 105,100  2,574,950
 Veritas Software Co.+......................................  30,000  2,122,500
 VIASOFT, Inc.+.............................................  60,000  2,520,000
 Xionics Document Technologies+.............................  47,500    712,500
                                                                     ----------
                                                                     41,697,887
                                                                     ----------
SPECIALTY RETAIL--3.2%
 Central Garden & Pet Co.+..................................  35,000    704,375
 Gadzooks, Inc.+............................................  52,500  1,824,375
 Global DirectMail Corp.+...................................  30,000  1,432,500
 Hot Topic, Inc.+...........................................  67,500  1,586,250
 MacFrugals Bargains Closeouts+.............................  75,000  1,771,875
 PETsMART, Inc.+............................................  50,000  1,293,750
                                                                     ----------
                                                                      8,613,125
                                                                     ----------
TELECOMMUNICATIONS--9.5%
 ACC Corp.+.................................................  15,000    708,750
 ACE*COMM Corp.+............................................ 100,000  1,200,000
 ADC Telecommunications, Inc.+..............................  20,000  1,280,000
 Advanced Fibre Communications+(3)..........................  10,000    250,000
 Ascend Communications, Inc.+...............................  10,000    661,250
 Boston Communications Group+...............................  65,000  1,056,250
 Davox Corp.+...............................................  40,000  1,510,000
 Harmonic Lightwaves, Inc.+.................................  80,000  1,570,000
 LCC International, Inc.+...................................  54,000    985,500
 Nexus Telecommunication Systems Ltd........................ 100,000    450,000
 NICE Systems Ltd. ADR+(1)..................................  72,500  1,660,703
 Omnipoint Corp.+...........................................  25,000    728,125
 Orckit Communications Ltd.+................................  54,100    994,088
 Pacific Gateway Exchange, Inc.+............................ 120,000  3,540,000
 PairGain Technologies, Inc.+...............................  21,400  1,671,875
 Retix+..................................................... 115,000    934,375
 Teledata Communications, Inc.+.............................  85,000  1,561,875
 Teleport Communications Group Class A+.....................  58,000  1,370,250

                                                    SHARES/
                                                PRINCIPAL AMOUNT    VALUE
             SECURITY DESCRIPTION                (IN THOUSANDS)    (NOTE 2)
TELECOMMUNICATIONS (CONTINUED)
 Westell Technologies, Inc. Class A+...........       55,000     $  2,433,750
 Winstar Communications, Inc.+.................       50,000          831,250
                                                                 ------------
                                                                   25,398,041
                                                                 ------------
TRANSPORTATION--1.3%
 Eagle USA Airfreight, Inc. +..................       40,000        1,040,000
 Trico Marine Services, Inc.+..................       80,000        2,440,000
                                                                 ------------
                                                                    3,480,000
                                                                 ------------
TOTAL COMMON STOCK
 (cost $191,441,211)...........................                   248,479,862
                                                                 ------------
WARRANTS--0.5%+
ELECTRONICS--0.5%
 Intel Corp....................................       25,000        1,418,750
                                                                 ------------
TELECOMMUNICATIONS--0.0%
 Nexus Telecommunication Systems Ltd. Class D..      100,000           87,500
                                                                 ------------
TOTAL WARRANTS
 (cost $978,643).................................                   1,506,250
                                                                 ------------
TOTAL INVESTMENT SECURITIES--93.8%
 (cost $192,419,854)...........................                   249,986,112
                                                                 ------------
REPURCHASE AGREEMENT--3.7%
 Joint Repurchase Agreement
  Account (Note 3)
  (cost $9,766,000)............................       $9,766        9,766,000
                                                                 ------------

TOTAL INVESTMENTS--
 (cost $202,185,854)...........................         97.5%     259,752,112
Other assets less liabilities..................          2.5        6,654,356
                                                        ----
                                                                 ------------
NET ASSETS--                                           100.0%    $266,406,468
                                                       =====     ============

-------
 + Non-income producing security
(1) ADR ("American Depositary Receipt")
(2) At September 30, 1996 the Fund held restricted securities amounting to 2.5% of net assets. The Fund will not bear any costs, including those involved in registration under the Securities Act of 1933, in the connection with the disposition of the securities.

                                  DATE OF          UNIT         VALUATION AS OF
  DESCRIPTION                   ACQUISITION        COST        SEPTEMBER 30, 1996
  -----------                   -----------       ------       ------------------
  Datamark Holdings, Inc.         4/01/96         $ 7.50             $ 9.75
  ProSoft Development, Inc.       7/02/96          10.00              10.00
  Flanders Corp.                  5/09/96           5.00               9.00
  Flanders Corp.                  8/30/96           9.00               9.00
  Innovus Corp.                   3/21/95           3.50               3.50

(3) Fair valued security, see Note 2
(4) Consists of stocks and warrants traded together as a unit

See Notes to Financial Statements

 SUNAMERICA GLOBAL BALANCED FUND
 INVESTMENT PORTFOLIO -- September 30, 1996

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK--65.1%
DOMESTIC EQUITY--17.1%
AEROSPACE & MILITARY TECHNOLOGY--0.8%
 Boeing Co................................................... 1,000  $    94,500
 Raytheon Co................................................. 2,000      111,250
                                                                     -----------
                                                                         205,750
                                                                     -----------
AUTOMOTIVE--0.3%
 Ford Motor Co............................................... 2,500       78,125
                                                                     -----------
BANKS--0.6%
 Chase Manhattan Corp. ...................................... 1,000       80,125
 Citicorp.................................................... 1,000       90,625
                                                                     -----------
                                                                         170,750
                                                                     -----------
BROADCASTING & MEDIA--0.4%
 Applied Graphics Technologies+.............................. 5,000       74,375
 Chancellor Broadcasting Corp. Class A+...................... 1,000       41,500
                                                                     -----------
                                                                         115,875
                                                                     -----------
BUSINESS SERVICES--0.3%
 CUC International, Inc.+.................................... 2,000       79,750
                                                                     -----------
CHEMICALS--1.7%
 du Pont (E.I.) de Nemours & Co.............................. 1,000       88,250
 Hercules, Inc............................................... 1,000       54,750
 Olin Corp................................................... 1,000       84,000
 Union Carbide Corp.......................................... 3,000      136,875
 Waters Corp.+............................................... 2,500       81,875
                                                                     -----------
                                                                         445,750
                                                                     -----------
COMMUNICATION EQUIPMENT--0.5%
 Tellabs, Inc.+.............................................. 2,000      141,250
                                                                     -----------
COMPUTERS & BUSINESS EQUIPMENT--0.4%
 American Pad & Paper Co.+................................... 5,000      106,250
                                                                     -----------
CONGLOMERATE--0.8%
 AlliedSignal, Inc........................................... 2,000      131,750
 General Electric Co.........................................   800       72,800
                                                                     -----------
                                                                         204,550
                                                                     -----------
CONSTRUCTION & HOUSING--0.5%
 Armstrong World Industries, Inc............................. 2,000      124,750
                                                                     -----------
CONSTRUCTION MATERIALS--0.3%
 Dal-Tile International, Inc.+............................... 5,000       81,875
                                                                     -----------
ENERGY SERVICES--0.2%
 Baker Hughes, Inc........................................... 2,000       60,750
                                                                     -----------
ENERGY SOURCES--0.5%
 Belco Oil & Gas Corp.+...................................... 1,000       26,750
 Benton Oil & Gas Co.+....................................... 5,000      108,750
                                                                     -----------
                                                                         135,500
                                                                     -----------

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
FINANCIAL SERVICES--0.7%
 Associates First Capital Corp., Class A..................... 2,000  $    82,000
 Morgan Stanley Group, Inc................................... 2,000       99,500
                                                                     -----------
                                                                         181,500
                                                                     -----------
FOOD, BEVERAGE & TOBACCO--0.5%
 Consolidated Cigar Holdings, Inc. Class A+.................. 1,000       30,625
 Philip Morris Cos., Inc..................................... 1,000       89,750
                                                                     -----------
                                                                         120,375
                                                                     -----------
HEALTH SERVICES--0.2%
 Paracelsus Healthcare Corp.+................................ 5,000       50,625
 Urocor, Inc................................................. 1,000       12,625
                                                                     -----------
                                                                          63,250
                                                                     -----------
HOUSEHOLD PRODUCTS--1.1%
 Eastman Kodak Co............................................ 1,050       82,425
 Warner-Lambert Co........................................... 3,000      198,000
                                                                     -----------
                                                                         280,425
                                                                     -----------
INSURANCE--0.2%
 Guarantee Life Cos., Inc.................................... 2,500       49,687
                                                                     -----------
LEISURE & TOURISM--0.7%
 Callaway Golf Co............................................ 2,000       68,250
 Red Roof Inn's, Inc.+....................................... 1,000       13,625
 Sun International Hotels Ltd.+.............................. 2,000      102,500
                                                                     -----------
                                                                         184,375
                                                                     -----------
MACHINERY--0.3%
 Allied Products Corp........................................ 3,000       75,000
                                                                     -----------
MANUFACTURING--0.1%
 Strategic Distribution, Inc................................. 5,000       25,313
                                                                     -----------
MEDICAL PRODUCTS--1.3%
 Johnson & Johnson Co........................................ 4,000      205,000
 Medtronic, Inc.............................................. 2,000      128,250
                                                                     -----------
                                                                         333,250
                                                                     -----------
PHARMACEUTICALS--3.2%
 Allergan, Inc............................................... 3,000      114,375
 Lilly (Eli) & Co............................................ 2,000      129,000
 Merck & Co., Inc............................................ 2,000      140,750
 Neurex Corp.+............................................... 5,000       95,625
 Pfizer, Inc................................................. 1,200       94,950
 Pharmaceutical Product Development, Inc.+................... 2,500       67,500
 Schering-Plough Corp........................................ 3,200      196,800
                                                                     -----------
                                                                         839,000
                                                                     -----------

 SUNAMERICA GLOBAL BALANCED FUND
 INVESTMENT PORTFOLIO -- September 30, 1996 -- (continued)

                                                    VALUE
          SECURITY DESCRIPTION            SHARES  (NOTE 2)
------------------------------------------------------------
COMMON STOCK (CONTINUED)
DOMESTIC EQUITY (CONTINUED)
POLLUTION CONTROL--0.2%
 Allied Waste Industries, Inc.+..........  5,000 $    46,250
                                                 -----------
SOFTWARE--1.0%
 Documentum, Inc.+.......................  2,000      63,500
 Engineering Animation, Inc.+............  1,000      24,000
 Forte Software, Inc.+...................    500      19,625
 Metromail Corp.+........................  5,300     114,612
 Sterling Commerce, Inc.+................  1,000      29,500
                                                 -----------
                                                     251,237
                                                 -----------
SPECIALTY RETAIL--0.3%
 Loehmanns, Inc.+........................  2,500      67,031
                                                 -----------
TELECOMMUNICATIONS--0.0%
 American Portable Telecom, Inc.+........    700       7,088
                                                 -----------
TOTAL DOMESTIC EQUITY
 (COST $3,388,580).........................        4,474,706
                                                 -----------
FOREIGN EQUITY--48.0%
APPAREL & TEXTILES--0.5%
 Adidas AG (Germany).....................  1,450     131,904
 Gerry Weber International AG+ (Germany).    130       5,194
                                                 -----------
                                                     137,098
                                                 -----------
AUTOMOTIVE--4.0%
 Bridgestone Corp. (Japan)............... 10,000     180,107
 Continental AG+ (Germany)...............  7,000     127,952
 Honda Motor Co., Ltd. (Japan)........... 12,000     301,075
 Mitsubishi Heavy Industrial Ltd.
  (Japan)................................ 20,000     162,545
 Nokian Tyres (Finland)..................  5,000      85,317
 PT Selamat Sempurna alien+ (Indonesia).. 50,000      38,205
 Toyota Motor Corp. (Japan)..............  6,000     153,226
                                                 -----------
                                                   1,048,427
                                                 -----------
BANKS--5.8%
 Banca Pop Di Milano+ (Italy)............ 15,000      79,271
 Banco Credito del Peru (Peru)........... 18,386      27,689
 Banco Intercontinental Espanol+ (Spain).    700      80,635
 Banco Santander-Chile ADR Series A (1)
  (Chile)................................    800      10,700
 Banco Totta & Acores+ (Portugal)........  2,500      43,688
 Bangkok Bank PLC alien (Thailand).......  1,900      24,804
 Bank Of Tokyo-Mitsubishi (Japan)........ 12,600     274,355
 CS Holding+ (Switzerland)...............  1,020     100,765
 Development Bank of Singapore alien
  (Singapore)............................  3,000      36,856
 HSBC Holdings PLC (Hong Kong)...........  6,000     111,341
 Industrial Bank of Japan Ltd. (Japan)...  8,000     178,495
 Krung Thai Bank PCL alien+ (Thailand)...  7,800      33,738
 National Westminster Bank PLC
  (United Kingdom).......................  8,000      85,021

                                                                        VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
BANKS (CONTINUED)
 Siam Commercial Bank Co., Ltd. alien (Thailand)............   3,700 $    44,811
 Societe Generale (France)..................................   1,000     110,541
 Toronto-Dominion Bank (Canada).............................   2,500      50,749
 Toyo Trust & Banking (Japan)...............................  25,000     228,495
                                                                     -----------
                                                                       1,521,954
                                                                     -----------
BROADCASTING & MEDIA--0.1%
 Singapore Press Holdings Ltd. alien (Singapore)............   1,000      18,250
                                                                     -----------
CHEMICALS--1.5%
 Laporte PLC (United Kingdom)...............................  10,000     116,059
 Sekisui Chemical Co., Ltd. (Japan).........................  15,000     177,419
 Toagosei Co., Ltd.+ (Japan)................................  20,000      93,369
                                                                     -----------
                                                                         386,847
                                                                     -----------
COMMUNICATION EQUIPMENT--0.7%
 Ericsson (L.M.) Telephone Co., Class B ADR(1) (Sweden).....   4,000     101,500
 Nokia Corp. ADR(1)+ (Finland)..............................   2,000      88,500
                                                                     -----------
                                                                         190,000
                                                                     -----------
COMPUTERS & BUSINESS EQUIPMENT-- 1.9%
 Ricoh Co. (Japan)..........................................  15,000     153,226
 Strafor Facom SA (France)..................................   1,200      95,224
 Tokyo Electron Ltd. (Japan)................................   5,000     144,713
 Videologic Group PLC+ (United Kingdom)..................... 100,000      93,912
                                                                     -----------
                                                                         487,075
                                                                     -----------
CONGLOMERATE--1.9%
 Alusuisse-Lonza Holdings AG+ (Switzerland).................     100      74,968
 BTR PLC (United Kingdom)...................................  30,000     127,015
 Eaux (cie Generale) (France)...............................   1,000     108,605
 Lyonnaise des Eaux SA (France).............................     500      44,720
 Nissho Iwai Corp. (Japan)..................................  30,000     137,366
                                                                     -----------
                                                                         492,674
                                                                     -----------
CONSTRUCTION & HOUSING--4.2%
 Cheung Kong Infrastructure
  (Hong Kong)...............................................  40,000      65,951
 Glynwed International PLC
  (United Kingdom)..........................................  25,000     144,193
 Henry Walker Group Ltd. (Australia)........................  46,492      93,852
 Kajima Corp. (Japan).......................................  20,000     184,588
 Konecranes International Corp.+ (Finland)..................   9,000     250,044
 Metacorp Bhd (Malaysia)....................................  29,000      83,307
 Nishimatsu Construction (Japan)............................  20,000     193,548
 Pioneer International Ltd. (Australia).....................  30,000      81,935
                                                                     -----------
                                                                       1,097,418
                                                                     -----------

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                                        VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREIGN EQUITY (CONTINUED)
CONSTRUCTION MATERIALS--2.3%
 Cemex SA, Class B+ (Mexico)................................   6,000 $    24,550
 Grafton Group PLC (Ireland)................................  10,000     109,079
 Lion Land Bhd (Malaysia)...................................  64,000      68,688
 Marley PLC (United Kingdom)................................  60,000     122,554
 Nippon Electric Glass Co., Ltd. (Japan)....................   5,000      81,541
 PT Semen Gresik+ (Indonesia)...............................   4,000      11,881
 Schneider SA (France)......................................   4,000     188,172
                                                                     -----------
                                                                         606,465
                                                                     -----------
ELECTRONICS--5.4%
 Advantest Corp. (Japan)....................................   4,400     179,785
 Canon, Inc. (Japan)........................................  10,000     196,237
 Electric & Eltek International Co., Ltd. (Singapore).......  40,000     113,200
 Fanuc Ltd. (Japan).........................................   2,500      91,846
 Hoganas AG (Sweden)........................................   6,000     186,518
 NEC Corp. (Japan)..........................................  15,000     176,075
 Pressac Holdings PLC
  (United Kingdom)..........................................  30,000      92,503
 Rohm Co. (Japan)...........................................   3,000     188,978
 Samsung Electronics Co., Ltd. GDR*(2) (Korea)..............      57       2,850
 Samsung Electronics Co., Ltd. GDR*(2) (Korea)..............     391       9,677
 Ushio, Inc. (Japan)........................................  15,000     170,699
                                                                     -----------
                                                                       1,408,368
                                                                     -----------
ENERGY SERVICES--0.5%
 Suncor, Inc.+ (Canada).....................................     900      23,952
 Total SA, Series B (France)................................   1,500     118,043
                                                                     -----------
                                                                         141,995
                                                                     -----------
ENERGY SOURCES--0.2%
 Crestar Energy, Inc.+ (Canada).............................     600      11,563
 Renaissance Energy Ltd.+ (Canada)..........................     600      17,598
 Shell Canada Ltd. Class A (Canada).........................     140       4,507
 TransCanada Pipelines Ltd. (Canada)........................   1,400      22,458
                                                                     -----------
                                                                          56,126
                                                                     -----------
ENTERTAINMENT PRODUCTS--0.7%
 Bluebird Toys PLC (United Kingdom).........................  30,000      65,236
 RBI Holdings Ltd. (Bermuda)................................ 800,000     104,487
                                                                     -----------
                                                                         169,723
                                                                     -----------
FINANCIAL SERVICES--1.1%
 Hutchison Whampoa Ltd. alien
  (Hong Kong)...............................................   9,000      60,520
 National Finance & Securities Co., Ltd. (Thailand).........  10,000      34,210
 Nomura Securities International, Inc. (Japan)..............  10,000     183,692
                                                                     -----------
                                                                         278,422
                                                                     -----------

                                    VALUE
  SECURITY DESCRIPTION    SHARES  (NOTE 2)
FOOD, BEVERAGE & TOBACCO--1.7%
 Allied Domecq PLC
  (United Kingdom).......  10,000 $  70,277
 Heineken NV
  (Netherlands)..........     500    91,230
 Katokichi Co.+ (Japan)..   7,000   151,165
 Seagram Ltd. (Canada)...     320    11,923
 Vaux Group PLC (United
  Kingdom)...............  30,000   122,554
                                  ---------
                                    447,149
                                  ---------
FOREST PRODUCTS--1.0%
 Fletcher Challenge Ltd.
  Class A (Canada).......   1,000    13,509
 Maderas Y Sinteticos SA
  ADR(1) (Chile).........   1,900    26,838
 New Oji Paper Co., Ltd.
  (Japan)................  15,000   113,575
 Waddington (John) PLC
  (United Kingdom).......  25,000   101,737
 West Fraser Timber Co.,
  Ltd. (Canada)..........     400    10,278
                                  ---------
                                    265,937
                                  ---------
INSURANCE--1.8%
 Corporacion Mapfre SA+
  (Spain)................   1,600    77,833
 Legal & General Group
  PLC
  (United Kingdom).......  10,000   126,076
 Riunione Adriatica de
  Sicur+ (Italy).........   8,800    86,801
 Tokio Marine & Fire
  Insurance Co., Ltd.
  (Japan)................  15,000   177,420
                                  ---------
                                    468,130
                                  ---------
LEISURE & TOURISM--1.1%
 Air Canada, Inc.+
  (Canada)...............   1,800     6,475
 Airtours PLC (United
  Kingdom)...............  10,000    94,303
 Manchester United PLC
  (United Kingdom).......  15,000   106,824
 Stanley Leisure PLC
  (United Kingdom).......  20,000    74,190
                                  ---------
                                    281,792
                                  ---------
MACHINERY--0.3%
 Seino Transportation+
  (Japan)................   6,000    85,484
                                  ---------
MANUFACTURING--0.5%
 Bombardier, Inc. Class B
  (Canada)...............   1,100    15,667
 Graystone (United
  Kingdom)............... 500,000   107,607
 Hanjaya Mandala
  Sampoerna alien+
  (Indonesia)............   1,750    17,025
                                  ---------
                                    140,299
                                  ---------
METALS & MINING--3.0%
 Barrick Gold Corp.
  (Canada)...............     690    17,249
 Cameco Corp. (Canada)...     300    14,768
 Clutha Ltd.+(4)
  (Australia)............ 120,000       950
 Cominco Ltd. (Canada)...     240     4,934
 CRA Ltd. (Australia)....   5,375    80,846
 Diamond Fields
  International Ltd.+(4)
  (Canada)...............     400       279

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                            VALUE
               SECURITY DESCRIPTION                 SHARES (NOTE 2)
-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREIGN EQUITY (CONTINUED)
METALS & MINING (CONTINUED)
 Inco Ltd. (Canada)................................    322 $  9,881
 Inco Ltd., Class V (Canada).......................  1,000   30,688
 M.I.M. Holdings Ltd. (Australia).................. 50,000   60,956
 Nippon Steel Corp. (Japan)........................ 40,000  124,014
 SMH AG (Switzerland)..............................    100   67,240
 Sumitomo Metal Mining Co., Ltd.
  (Japan).......................................... 20,000  168,638
 Western Mining Corp. Holdings Ltd. ADS+(3)
  (Australia)...................................... 30,000  193,081
                                                           --------
                                                            773,524
                                                           --------
PHARMACEUTICALS--2.1%
 Astra AB Series A+ (Sweden).......................  1,600   67,605
 Genset SP ADR+(1) (Finland).......................  1,000   17,250
 Glaxo Holdings PLC ADR(1)
  (United Kingdom).................................  1,000   31,125
 Glaxo Wellcome PLC
  (United Kingdom).................................  5,000   78,377
 Kissei Pharmaceutical Co. (Japan).................  4,400  114,337
 Roche Holdings AG+ (Switzerland)..................     14  103,004
 Sankyo Co., Ltd. (Japan)..........................  5,000  127,688
                                                           --------
                                                            539,386
                                                           --------
REAL ESTATE COMPANIES--0.7%
 Cheung Kong Holdings Ltd.
  (Hong Kong)......................................  8,000   61,554
 FIL-Estate Land, Inc.+ (Philippines).............. 48,300   44,646
 Sun Hung Kai Properties Ltd.
  (Hong Kong)......................................  8,000   85,090
                                                           --------
                                                            191,290
                                                           --------
SOFTWARE--0.6%
 Getronics NV (Netherlands)........................  6,388  161,873
                                                           --------
SPECIALTY RETAIL--1.1%
 Aoki International Co., Ltd. (Japan)..............  5,000   96,774
 Koninklijke Ahold NV (Netherlands)................  3,600  203,679
                                                           --------
                                                            300,453
                                                           --------
TELECOMMUNICATIONS--2.2%
 BCE, Inc. (Canada)................................    800   34,212
 Cable & Wireless PLC
  (United Kingdom)................................. 10,000   70,199
 Korea Mobile Telecommunications ADR+(1) (Korea)...  5,010   75,776
 Nippon Telegraph & Telecommunications Corp.
  (Japan)..........................................     12   88,172

                                                           VALUE
            SECURITY DESCRIPTION               SHARES    (NOTE 2)
TELECOMMUNICATIONS (CONTINUED)
 Northern Telecom Ltd (Canada)...............       300 $    17,289
 P.T. Indonesian Satellite Corp. ADR+(1)
  (Indonesia)................................     1,000      33,000
 STET non-convertible+ (Italy)...............    30,000      81,142
 Telecomunic Brasileiras SA+ (Brazil)........ 1,000,000      65,028
 Telus Corp. (Canada)........................     1,140      15,693
 Vodafone Group PLC ADR(1)
  (United Kingdom)...........................     2,500      85,313
                                                        -----------
                                                            565,824
                                                        -----------
TELEPHONE--0.1%
 Telefonos de Mexico SA ADR+(1) (Mexico).....       750      24,094
                                                        -----------
UTILITIES--1.0%
 Cogeneration PLC alien+ (Thailand)..........    15,000      46,596
 CPT Telefonica de Peru+ (Peru)..............     9,000      20,331
 Electricity Generating PLC alien+
  (Thailand).................................    10,000      31,458
 Veba AG (Germany)...........................     3,300     172,683
                                                        -----------
                                                            271,068
                                                        -----------
TOTAL FOREIGN EQUITY
 (COST $11,972,003)..........................            12,557,145
                                                        -----------
TOTAL COMMON STOCK
 (COST $15,360,583)..........................            17,031,851
                                                        -----------
PREFERRED STOCK--1.5%
APPAREL & TEXTILES--0.4%
 Gerry Weber International AG non-voting
  (Germany)..................................     2,730     109,064
                                                        -----------
ENERGY SOURCES--0.2%
 Cemig Cia Energy MG (Brazil)................ 1,650,000      49,285
                                                        -----------
HOUSEHOLD PRODUCTS--0.4%
 Friedrich Grohe AG non-voting (Germany).....       400     109,896
                                                        -----------
METALS & MINING--0.0%
 Inco Ltd. Series E (Canada).................        36       1,845
                                                        -----------
SPECIALTY RETAIL--0.5%
 Hornbach Holding AG non-voting (Germany)....     1,600     115,266
                                                        -----------
TOTAL PREFERRED STOCK
 (COST $398,100).............................               385,356
                                                        -----------
RIGHTS--0.1%+
BANKS--0.0%
 Industrial Bank of Japan Ltd.(4) (Japan)....       640       7,398
                                                        -----------
CHEMICALS--0.1%
 Tessenderlo Chemie (Belgium)................       290      10,238
                                                        -----------
TOTAL RIGHTS
 (COST $10,385)..............................                17,636
                                                        -----------

 SUNAMERICA GLOBAL BALANCED FUND
 INVESTMENT PORTFOLIO--SEPTEMBER 30, 1996

                                                        SHARES/
                                                    PRINCIPAL AMOUNT
                                                    (DENOMINATED IN
                                                    LOCAL CURRENCY)     VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
--------------------------------------------------------------------------------
WARRANTS--0.6%+
BANKS--0.6%
 Affin Holdings Bhd (11/99).......................        112,000    $   100,989
 Credit Lyonnais (4/97)...........................      1,000,000         62,072
                                                                     -----------
TOTAL WARRANTS
 (COST $148,517)..................................                       163,061
                                                                     -----------
FOREIGN BONDS--14.2%
 Commonwealth of Australia
 7.50% due 7/15/05................................            100         78,079
 Federal Republic of Germany
 5.88% due 5/15/00................................            300        204,905
 6.75% due 7/15/04................................            300        206,988
 7.13% due 12/20/02...............................            300        212,686
 7.38% due 1/03/05................................            500        356,638
 Government of Canada
 7.50% due 9/01/00 Series A81.....................            200        154,247
 Government of France
 7.00% due 11/12/99...............................            700        145,177
 Government of Spain
 10.00% due 2/28/05...............................         10,000         87,944
 Japan Development Bank
 6.50% due 9/20/01................................         20,000        216,622
 Kingdom of Belgium
 6.50% due 3/31/05................................          4,000        130,916
 Kingdom of Denmark
 9.00% due 11/15/00...............................          1,000        192,705
 Kingdom of Sweden
 10.25% due 5/05/03...............................          1,500        263,208
 13.00% due 6/15/01...............................          1,500        282,520
 Republic of Ireland
 8.00% due 10/18/00...............................            100        170,115
 Republic of Italy
 10.50% due 11/01/00..............................        400,000        285,075
 Treuhandanstalt (Germany)
 6.13% due 6/25/98................................            100         68,236
 United Kingdom Treasury
 8.50% due 12/07/05...............................            300        497,143
 9.00% due 3/03/00................................            100        166,742
                                                                     -----------
TOTAL FOREIGN BONDS
 (cost $3,658,883)................................                     3,719,946
                                                                     -----------
U.S. TREASURY NOTES--6.5%
 5.25% due 1/31/01................................     $      100         95,812
 6.13% due 9/30/00................................            150        148,453
 6.38% due 3/31/01................................            200        199,468
 6.50% due 8/15/05................................            500        493,595
 7.88% due 11/15/04...............................            700        752,284
                                                                     -----------
TOTAL U.S. TREASURY NOTES
 (COST $1,663,983)................................                     1,689,612
                                                                     -----------
TOTAL INVESTMENT SECURITIES--88.0%
 (COST $21,240,451)...............................                    23,007,462
                                                                     -----------



                                                    PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
SHORT-TERM SECURITIES--5.0%
 Cayman Island Time Deposit 4.50% due 10/01/96
  (cost $1,302,000)................................      $1,302      $ 1,302,000
                                                                     -----------
REPURCHASE AGREEMENT--4.4%
 Joint Repurchase Agreement Account (Note 3)
  (cost $1,160,000)................................       1,160        1,160,000
                                                                     -----------
TOTAL INVESTMENTS--
 (COST $23,702,451)................................        97.4%      25,469,462
Other assets less liabilities......................         2.6          677,530
                                                         ------      -----------
NET ASSETS--                                              100.0%     $26,146,992
                                                         ======      ===========

-------
+   Non-income producing security
*   Resale restricted to qualified institutional buyers
(1) ADR ("American Depositary Receipt")
(2) GDR ("Global Depositary Receipt")
(3) ADS ("American Depositary Shares")
(4) Fair valued security, see Note 2
    Allocation of net assets by
    currency as of September 30,
    1996:
     U.S. Dollar        35.3%
     Japanese Yen       20.3
     British Pound      9.4
     Deutsche Mark      7.0
     French Franc       3.1
     Swedish Krona      3.1
     Australian
       Dollar           2.3
     Hong Kong
       Dollar           2.1
     Italian Lira       2.0
     Canadian
       Dollar           1.9
     Netherland
       Guilder          1.7
     Swiss Franc        1.3
     Finnish
       Markka           1.3
     Irish Punt         1.1
     Malaysian
       Ringgit          1.1
     Spanish
       Peseta           0.9
     Thailand Baht      0.8
     Danish Kroner      0.7
     Belgian Franc      0.5
     Brazilian
       Real             0.4
     Indonesian
       Rupiah           0.3
     Singapore
       Dollar           0.2
     Peruvian New
       Sol              0.2
     Philippines
       Peso             0.2
     Portuguese
       Escudo           0.2
                        ---
                       97.4%
                       ====
See Notes to Financial Statements

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996

                                                                      VALUE
                   SECURITY DESCRIPTION                     SHARES  (NOTE 2)
------------------------------------------------------------------------------
COMMON STOCK--86.5%
AEROSPACE & MILITARY TECHNOLOGY--1.0%
 Boeing Co. ...............................................  2,500 $   236,250
 Raytheon Co. .............................................  2,000     111,250
                                                                   -----------
                                                                       347,500
                                                                   -----------
APPAREL & TEXTILES--0.9%
 Guess, Inc.+.............................................. 10,000     133,750
 Warnaco Group, Inc.  Class A..............................  7,000     166,250
                                                                   -----------
                                                                       300,000
                                                                   -----------
AUTOMOTIVE--1.1%
 Ford Motor Co. ...........................................  7,000     218,750
 Harley-Davidson, Inc. ....................................  4,000     172,000
                                                                   -----------
                                                                       390,750
                                                                   -----------
BANKS--2.3%
 Chase Manhattan Corp. ....................................  3,000     240,375
 First Union Corp. ........................................  5,000     333,750
 Mellon Bank Corp. ........................................  4,000     237,000
                                                                   -----------
                                                                       811,125
                                                                   -----------
BROADCASTING & MEDIA--0.2%
 Comcast Corp.+............................................  5,000      76,875
                                                                   -----------
BUSINESS SERVICES--1.4%
 Ecolab, Inc. .............................................  7,000     236,250
 Service Corp. International...............................  8,000     242,000
                                                                   -----------
                                                                       478,250
                                                                   -----------
CHEMICALS--7.4%
 Cabot Corp. ..............................................  9,000     250,875
 du Pont (E.I.) de Nemours & Co. ..........................  3,000     264,750
 Hanna (M.A). Co. ......................................... 17,000     388,875
 Hercules, Inc. ........................................... 11,000     602,250
 Intertape Polymer Group, Inc. ............................  8,500     190,187
 Nalco Chemical Co. .......................................  4,000     145,000
 Olin Corp. ...............................................  3,500     294,000
 Waters Corp.+............................................. 14,000     458,500
                                                                   -----------
                                                                     2,594,437
                                                                   -----------
COMMUNICATION EQUIPMENT--1.9%
 Motorola, Inc. ...........................................  2,500     129,063
 Nokia Corp. ADR(1)........................................  7,000     309,750
 Tellabs, Inc.+............................................  2,000     141,250
 U.S. Robotics Corp.+......................................  1,000      64,625
                                                                   -----------
                                                                       644,688
                                                                   -----------
COMPUTERS & BUSINESS EQUIPMENT--2.8%
 American Pad & Paper Co.+................................. 12,000     255,000
 Cisco Systems, Inc.+......................................  4,500     279,281
 Honeywell, Inc. ..........................................  4,000     252,500
 Micron Technology, Inc. ..................................  6,000     183,000
                                                                   -----------
                                                                       969,781
                                                                   -----------

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
CONGLOMERATE--4.7%
 AlliedSignal, Inc. .........................................  4,500 $   296,437
 General Electric Co. .......................................  7,000     637,000
 ITT Industries, Inc. ....................................... 15,000     361,875
 United Technologies Corp. ..................................  3,000     360,375
                                                                     -----------
                                                                       1,655,687
                                                                     -----------
CONSTRUCTION & HOUSING--2.2%
 Armstrong World Industries, Inc. ...........................  4,000     249,500
 Potash Corp. of Saskatchewan, Inc. .........................  7,000     511,875
                                                                     -----------
                                                                         761,375
                                                                     -----------
CONSTRUCTION MATERIALS--1.6%
 Dal-Tile International, Inc.+............................... 33,000     540,375
                                                                     -----------
CONSUMER GOODS--0.6%
 Whitman Corp. ..............................................  9,000     208,125
                                                                     -----------
DEPARTMENT STORES--1.7%
 Federated Department Stores, Inc.+..........................  8,500     284,750
 Penney (J.C.), Inc. ........................................  1,000      54,125
 Wal-Mart Stores, Inc. ...................................... 10,000     263,750
                                                                     -----------
                                                                         602,625
                                                                     -----------
ELECTRICAL EQUIPMENT--0.6%
 Cooper Industries, Inc. ....................................  5,000     216,250
                                                                     -----------
ELECTRONICS--1.7%
 Emerson Electric Co. .......................................  2,000     180,250
 Intel Corp. ................................................  3,000     286,312
 Texas Instruments, Inc. ....................................  2,500     137,813
                                                                     -----------
                                                                         604,375
                                                                     -----------
ENERGY SERVICES--2.8%
 Amoco Corp. ................................................  2,000     141,000
 Chevron Corp. ..............................................  2,500     156,563
 Mobil Corp. ................................................  4,000     463,000
 Transocean Offshore, Inc. ..................................  3,500     214,375
                                                                     -----------
                                                                         974,938
                                                                     -----------
ENERGY SOURCES--3.1%
 Benton Oil & Gas Co.+.......................................  5,000     108,750
 Burlington Resources, Inc. .................................  2,000      88,750
 Enron Corp. ................................................  4,000     163,000
 Noble Affiliates, Inc. .....................................  2,000      84,500
 Panhandle Eastern Corp. .................................... 12,000     415,500
 Parker & Parsley Petroleum Co. .............................  5,000     130,625
 Union Texas Petroleum Holdings, Inc. .......................  5,000     108,125
                                                                     -----------
                                                                       1,099,250
                                                                     -----------
ENTERTAINMENT PRODUCTS--1.3%
 Mattel, Inc. ............................................... 11,000     284,625
 Toy Biz, Inc. Class A+...................................... 10,000     177,500
                                                                     -----------
                                                                         462,125
                                                                     -----------

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FINANCIAL SERVICES--3.6%
 Advanta Corp.+..............................................  7,500 $   345,000
 Associates First Capital Corp., Class A..................... 10,500     430,500
 Federal National Mortgage Association....................... 13,500     470,812
                                                                     -----------
                                                                       1,246,312
                                                                     -----------
FOOD, BEVERAGE & TOBACCO--5.6%
 Dole Food, Inc. ............................................ 18,000     756,000
 Heinz (H.J.) Co. ...........................................  6,000     202,500
 PepsiCo, Inc. ..............................................  5,000     141,250
 Philip Morris Cos., Inc. ...................................  8,000     718,000
 Seagram Co., Ltd. ..........................................  4,000     149,500
                                                                     -----------
                                                                       1,967,250
                                                                     -----------
FOREST PRODUCTS--2.8%
 Boise Cascade Corp. ........................................  5,000     170,000
 Fort Howard Corp.+.......................................... 11,000     268,125
 Kimberly-Clark Corp. .......................................  5,500     484,688
 Willamette Industries, Inc. ................................  1,000      65,500
                                                                     -----------
                                                                         988,313
                                                                     -----------
HEALTH SERVICES--4.4%
 Apria Healthcare Group, Inc.+............................... 15,000     281,250
 Columbia/HCA Healthcare Corp. ..............................  9,000     511,875
 OrNda Healthcorp+........................................... 16,000     438,000
 Paracelsus Healthcare Corp.+................................ 28,000     283,500
 Physician Corp. of America+.................................  3,000      36,375
                                                                     -----------
                                                                       1,551,000
                                                                     -----------
HOUSEHOLD PRODUCTS--2.7%
 Corning, Inc. .............................................. 10,500     409,500
 Eastman Kodak Co. ..........................................  2,000     157,000
 Procter & Gamble Co. .......................................  4,000     390,000
                                                                     -----------
                                                                         956,500
                                                                     -----------
INSURANCE--1.3%
 Aetna, Inc. ................................................  2,000     140,750
 ITT Corp+...................................................  2,000      87,250
 UICI+.......................................................  8,000     208,000
                                                                     -----------
                                                                         436,000
                                                                     -----------
LEISURE & TOURISM--1.8%
 Carnival Corp. Class A...................................... 11,000     341,000
 Red Roof Inn's, Inc.+....................................... 12,000     163,500
 Sun International Hotels Ltd.+..............................  2,500     128,125
                                                                     -----------
                                                                         632,625
                                                                     -----------
MACHINERY--0.4%
 Case Corp. .................................................  3,000     146,250
                                                                     -----------

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
MEDICAL PRODUCTS--4.0%
 Baxter International, Inc. ................................. 20,000 $   935,000
 CNS, Inc.+.................................................. 16,000     284,000
 Sola International, Inc.+...................................  5,000     186,250
                                                                     -----------
                                                                       1,405,250
                                                                     -----------
METALS & MINING--3.4%
 Aluminum Co. of America.....................................  1,000      59,000
 Crown, Cork & Seal, Inc. ................................... 18,000     830,250
 Santa Fe Pacific Gold Corp. ................................ 10,000     125,000
 Wolverine Tube, Inc.+.......................................  4,000     172,000
                                                                     -----------
                                                                       1,186,250
                                                                     -----------
PHARMACEUTICALS--4.0%
 Bristol-Myers Squibb Co. ...................................  3,000     289,125
 Chiron Corp.+............................................... 14,000     266,000
 Lilly (Eli) & Co. ..........................................  2,000     129,000
 Merck & Co., Inc. ..........................................  8,000     563,000
 Teva Pharmaceutical Industries
  Ltd. ADR(1)................................................  3,000     139,125
                                                                     -----------
                                                                       1,386,250
                                                                     -----------
REAL ESTATE INVESTMENT TRUSTS--2.4%
 Crescent Real Estate Equities............................... 10,000     411,250
 Patriot American Hospitality, Inc...........................  4,000     134,500
 Reckson Associates Realty Corp. ............................  8,000     297,000
                                                                     -----------
                                                                         842,750
                                                                     -----------
SOFTWARE--4.6%
 Fiserv, Inc.+...............................................  7,000     267,750
 Metromail Corp.+............................................  7,000     151,375
 Microsoft Corp.+............................................  4,000     527,500
 Oracle Systems Corp.+.......................................  3,000     127,687
 Reynolds & Reynolds Co. Class A............................. 15,000     391,875
 Sterling Software, Inc.+....................................  2,000     152,750
                                                                     -----------
                                                                       1,618,937
                                                                     -----------
SPECIALTY RETAIL--0.6%
 Mail Boxes Etc.+............................................  5,000     113,125
 Zale Corp.+.................................................  5,000     109,375
                                                                     -----------
                                                                         222,500
                                                                     -----------
TELECOMMUNICATIONS--1.9%
 AT&T Corp. .................................................  4,000     209,000
 Frontier Corp. .............................................  4,000     106,500
 Lucent Technologies, Inc. ..................................  5,000     229,375
 NYNEX Corp. ................................................  3,000     130,500
                                                                     -----------
                                                                         675,375
                                                                     -----------

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- September 30, 1996 -- (continued)

                                                         SHARES/
                                                     PRINCIPAL AMOUNT    VALUE
                SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
---------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
TELEPHONE--1.5%
 Ameritech Corp. ...................................       3,000      $   157,875
 Bell Atlantic Corp. ...............................       1,500           89,813
 GTE Corp. .........................................       7,000          269,500
                                                                      -----------
                                                                          517,188
                                                                      -----------
TRANSPORTATION--0.5%
 Canadian National Railway Co. .....................       8,000          164,000
                                                                      -----------
UTILITIES--1.7%
 Baltimore Gas & Electric Co. ......................       5,000          130,625
 GPU, Inc. .........................................       5,000          153,750
 MAPCO, Inc. .......................................       5,000          298,125
                                                                      -----------
                                                                          582,500
                                                                      -----------
TOTAL COMMON STOCK
 (cost $28,466,914).................................                   30,263,781
                                                                      -----------
BONDS & NOTES--0.1%
FOREST PRODUCTS--0.1%
 Stone Container Corp.
 11.88% due 12/01/98
  (cost $50,904)....................................      $   50           52,875
                                                                      -----------
TOTAL INVESTMENT SECURITIES--86.6%
 (cost $28,517,818).................................                   30,316,656
                                                                      -----------

                                                    PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)
REPURCHASE AGREEMENT--12.5%
 Joint Repurchase Agreement
   Account (Note 3)
 (cost $4,353,000)................................       $4,353      $ 4,353,000
                                                                     -----------
TOTAL INVESTMENTS--
 (cost $32,870,818)...............................         99.1%      34,669,656
Other assets less liabilities.....................          0.9          332,365
                                                         ------      -----------
NET ASSETS--                                              100.0%     $35,002,021
                                                         ======      ===========

--------

 + Non-income producing security
(1) ADR ("American Depositary Receipt")

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996
Note 1. Organization

  SunAmerica Equity Funds is an open-end diversified management investment company organized as a Massachusetts business trust (the "Trust" or "Equity Funds") on June 16, 1986. It currently consists of six different investment funds (each, a "Fund" and collectively, the "Funds"). Each Fund is a separate series of the Trust with a distinct investment objective and/or strategy. Each Fund is advised and/or managed by SunAmerica Asset Management Corp. (the "Adviser" or "SAAMCo"). An investor may invest in one or more of the following Funds: SunAmerica Balanced Assets Fund ("Balanced Assets Fund"), SunAmerica Blue Chip Growth Fund ("Blue Chip Growth Fund"), SunAmerica Mid-Cap Growth Fund ("Mid-Cap Growth Fund"), SunAmerica Small Company Growth Fund ("Small Company Growth Fund"), SunAmerica Global Balanced Fund ("Global Balanced Fund") and SunAmerica Growth and Income Fund ("Growth and Income Fund"). The Funds are considered to be separate entities for financial and tax reporting purposes. The investment objective for each of the Funds is as follows:

  Balanced Assets seeks to conserve principal by maintaining at all times a balanced portfolio of stocks and bonds.
  Blue Chip Growth seeks capital appreciation by investing primarily in equity securities of companies with large market capitalizations.
  Mid-Cap Growth seeks capital appreciation by investing primarily in equity securities of medium-sized companies.
  Small Company Growth seeks capital appreciation by investing primarily in equity securities of small capitalization growth companies.
  Global Balanced seeks capital appreciation while conserving principal by maintaining at all times a balanced portfolio of domestic and foreign stocks and bonds.
  Growth and Income seeks capital appreciation and current income by investing primarily in common stocks.

  Each Fund currently offers two classes of shares. Class A shares are offered at net asset value per share plus an initial sales charge. Class B shares are offered without an initial sales charge, although a declining contingent sales charge may be imposed on redemptions made within six years of purchase. Additionally, any purchases of Class A shares in excess of $1,000,000 will be subject to a contingent deferred sales charge on redemptions made within one year of purchase. Class B shares of each Fund will convert automatically to Class A shares on the first business day of the month after seven years from the issuance of such Class B shares and at such time will be subject to the lower distribution fee applicable to Class A shares. Each class of shares bears the same voting, dividend, liquidation and other rights and conditions and each makes distribution and account maintenance and service fee payments under the distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act"), except that Class B shares are subject to higher distribution fee rates.

Note 2. Significant Accounting Policies

  The following is a summary of the significant accounting policies followed by the Funds in the preparation of their financial statements:

  SECURITY VALUATIONS: Securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed by the Adviser to be over-the-counter, are

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued) valued at the quoted bid price provided by principal market makers. Securities listed on the New York Stock Exchange ("NYSE") or other national securities exchanges, are valued on the basis of the last sale price on the exchange on which they are primarily traded. If there is no sale on that day, then securities are valued at the closing bid price on the NYSE or other primary exchange for that day. However, if the last sale price on the NYSE is different than the last sale price on any other exchange, the NYSE price is used. Securities that are traded on foreign exchanges are ordinarily valued at the last quoted sales price available before the time when the assets are valued. If a security's price is available from more than one foreign exchange, a Fund uses the exchange that is the primary market for the security. Values of portfolio securities primarily traded on foreign exchanges are already translated into U.S. dollars when received from a quotation service. Options traded on national securities exchanges are valued as of the close of the exchange on which they are traded. Futures and options traded on commodities exchanges are valued at their last sale price as of the close of such exchange. The Funds may make use of a pricing service in the determination of their net asset values. Securities for which market quotations are not readily available and other assets are valued at fair value as determined pursuant to procedures adopted in good faith by the Trustees. Short-term investments which mature in less than 60 days are valued at amortized cost, if their original maturity was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if their original term to maturity exceeded 60 days.

  REPURCHASE AGREEMENTS: The Funds, along with other affiliated registered investment companies, transfer uninvested cash balances into a single joint account, the daily aggregate balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or federal agency obligations. The Funds' custodian takes possession of the collateral pledged for investments in repurchase agreements. The underlying collateral is valued daily on a mark to market basis to ensure that the value, including accrued interest, is at least equal to the repurchase price. In the event of default of the obligation to repurchase, a Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

  OPTIONS: The premium paid by a Fund for the purchase of a call or a put option is included in the Fund's Statement of Assets and Liabilities as an investment and subsequently marked to market to reflect the current market value of the option. When a Fund writes a call or a put option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as a liability and is subsequently marked to market to reflect the current market value of the option written. If an option which the Fund has written either expires on its stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security and the proceeds from such sale are increased by the premium originally received. If a put option which the Fund has written is exercised, the amount of the premium originally received reduces the cost basis of the security which the Fund purchased upon exercise of the option.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

  SECURITIES TRANSACTIONS, INVESTMENT INCOME, DIVIDENDS AND DISTRIBUTIONS TO
  SHAREHOLDERS: Securities transactions are recorded on the first business day following the trade date. Realized gains and losses on sales of investments are calculated on the identified cost basis. Interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date. Funds investing in foreign securities may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on either income or gains earned or repatriated. The Fund accrues such taxes when the related income is earned. The Equity Funds, except for the Global Balanced Fund and the Growth and Income Fund, do not amortize premiums or accrue discounts except for original issue discounts and on interest only securities for which amortization is required for federal income tax purposes.

  Net investment income, other than class specific expenses and realized and unrealized gains and losses, is allocated daily to each class of shares based upon the relative net asset value of outstanding shares (or the value of the dividend-eligible shares, as appropriate) of each class of shares at the beginning of the day (after adjusting for the current capital shares activity of the respective class).

  Dividends from net investment income, if any, are paid semiannually, except for Balanced Assets Fund and Growth and Income Fund, which pay quarterly, and Global Balanced Fund, which pays annually. Capital gain distributions, if any, are paid annually.

  INVESTMENT SECURITIES LOANED: During the year ended September 30, 1996, Balanced Assets Fund, Mid-Cap Growth Fund and Small Company Growth Fund participated in securities lending with qualified brokers. In lending portfolio securities to brokers the Funds receive cash as collateral against the loaned securities, which must be maintained at not less than 102% of the market value of the loaned securities during the period of the loan. To the extent income is earned on the cash collateral invested, it is recorded as interest income. As with other extensions of credit, should the borrower of the securities fail financially, the Funds may bear the risk of delay in recovery or may be subject to replacing the loaned securities by purchasing them with the cash collateral held, which may be less than 100% of the market value of such securities at the time of replacement.

  FOREIGN CURRENCY TRANSACTION: The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at published rates on the following basis:

    (i) market value of investment securities, other assets and liabilities--at the closing rate of exchange.

    (ii) purchases and sales of investment securities, income and expenses-- at the rate of exchange prevailing on the respective dates of such transactions.

  Assets and liabilities denominated in foreign currencies and commitments under forward foreign currency contracts are translated into U.S. dollars at the mean of the quoted bid and asked prices of such currencies against the U.S. dollar.

  The Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the changes in the market prices of securities held at fiscal year-end. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the changes in the market prices of portfolio securities sold during the year.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

  Realized foreign exchange gains and losses on other assets and liabilities and change in unrealized foreign exchange gains and losses on other assets and liabilities include foreign exchange gains and losses from currency gains or losses between the trade and settlement dates of securities transactions, the difference between the amounts of interest, dividends and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid and changes in the unrealized foreign exchange gains and losses relating to other assets and liabilities arising as a result of changes in the exchange rate.

  FEDERAL INCOME TAXES: It is the Funds' policy to meet the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable net income to their shareholders. Therefore, no federal income tax or excise tax provisions are required.

  ORGANIZATIONAL EXPENSES: Costs incurred by SAAMCo in connection with the organization of Global Balanced Fund and Growth and Income Fund amounted to $4,347 and $1,383, respectively. These costs are being amortized on a straight line basis by the Funds over a period not to exceed 60 months from the date the Funds commenced operations.

  EXPENSES: Expenses common to all Funds, not directly related to individual Funds, are allocated among the Equity Funds based upon their relative net asset values.

  USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

  STATEMENT OF POSITION 93-2: As required by Statement of Position 93-2, Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies, permanent book-tax differences relating to shareholder distributions have been reclassified in the Statement of Assets and Liabilities. Net investment income/loss, net realized gain/loss, and net assets are not affected. The following table discloses the current year reclassifications between paid in capital, accumulated undistributed net investment income/loss and accumulated undistributed net realized gain/loss on investments.

                                        ACCUMULATED   ACCUMULATED
                                       UNDISTRIBUTED UNDISTRIBUTED     PAID
                                       NET REALIZED  NET INVESTMENT     IN
                                         GAIN/LOSS    INCOME/LOSS     CAPITAL
                                       ------------- -------------- -----------
   Balanced Assets Fund...............   $  (1,024)    $   1,024    $       --
   Blue Chip Growth Fund..............    (408,630)      408,630            --
   Mid-Cap Growth Fund................    (399,630)      425,977        (26,347)
   Small Company Growth Fund..........         --      1,857,708     (1,857,708)
   Global Balanced Fund...............    (704,902)      704,902            --
   Growth and Income Fund.............     (21,903)       21,903            --

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

Note 3. Joint Repurchase Agreement Account

  As of September 30, 1996, Balanced Assets Fund, Blue Chip Growth Fund, Mid-Cap Growth Fund, Small Company Growth Fund, Global Balanced Fund and Growth and Income Fund had a 6.4%, 0.9%, 3.1%, 7.4%, 0.9% and 3.3% undivided interest, respectively, which represented $8,398,000, $1,189,000, $4,072,000, $9,766,000, $1,160,000 and $4,353,000, respectively, in principal amount in a joint repurchase agreement with Yamaichi International, Inc. As of such date, the repurchase agreement in the joint account and the collateral therefore were as follows:

  Yamaichi International, Inc. Repurchase Agreement, 5.65% dated 9/30/96, in the principal amount of $132,158,000 repurchase price $132,178,741 due 10/01/96 collateralized by $33,325,000 U.S. Treasury Bond 6.25% due 8/15/23, $37,500,000 U.S. Treasury Note 6.875% due 3/31/00, $20,370,000
  U.S. Treasury Note 6.125% due 5/15/98, $32,910,000 U.S. Treasury Note 6.00%
  due 8/31/97, and $12,410,000 U.S. Treasury Note 5.75% due 9/30/97,
  approximate aggregate value $136,584,546.

Note 4. Investment Advisory and Management Agreement, Distribution Agreement and Service Agreement

  The Trust, on behalf of each Fund, has an Investment Advisory and Management Agreement (the "Agreement") with SAAMCo, an indirect wholly-owned subsidiary of SunAmerica Inc. Under the Agreement, SAAMCo provides continuous supervision of a Fund's portfolio and administers its corporate affairs, subject to general review by the Trustees. In connection therewith, SAAMCo furnishes the Funds with office facilities, maintains certain of the Fund's books and records, and pays the salaries and expenses of all personnel, including officers of the Funds who are employees of SAAMCo and its affiliates. The investment advisory and management fee to SAAMCo with respect to each Fund (other than the Global Balanced Fund) is computed daily and payable monthly, at an annual rate of .75% of a Fund's average daily net assets up to $350 million, .70% of the next $350 million, and .65% thereafter. The Global Balanced Fund pays the Adviser a fee, payable monthly, computed daily at the annual rate of 1.00% on the first $350 million of the Fund's average daily net assets, .90% on the next $350 million of net assets and .85% on net assets over $700 million. For the year ended September 30, 1996, SAAMCo earned fees in the amounts stated on the Statement of Operations, of which SAAMCo agreed to voluntarily waive $98,765 and $91,558 on the Global Balanced Fund and Growth and Income Fund, respectively. In addition to the aforementioned, SAAMCo, on behalf of SunAmerica Global Balanced Fund, entered into Sub-Advisory Agreements with AIG Asset Management, Inc. ("AIGAM") and Goldman Sachs Asset Management International ("GSAM") under which AIGAM and GSAM act as sub-advisers. As of April 23, 1996, GSAM resigned their role as sub-adviser. Pursuant to the Agreement with the Trust SAAMCo assumed portfolio management responsibilities for the component previously sub-advised by GSAM.

  SAAMCo pays AIGAM a monthly fee with respect to those net assets of the Global Balanced Fund actually managed by AIGAM computed based on average daily net assets at the following annual rates: .50% on the first $50 million of such assets, .40% of the next $100 million of such assets, .30% on the next $150 million of such assets, and .25% of such assets in excess of $300 million. Also, from the investment advisory fee the Adviser paid GSAM a monthly fee with respect to those net assets of the Global Balanced Fund actually managed by GSAM computed based on average daily net assets,

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued) at the following annual rates: .40% on the first $50 million of such assets, .30% on the next $100 million of such assets, .25% on the next $100 million of such assets, and .20% of such assets in excess of $250 million. For the year ended September 30, 1996, SAAMCo paid AIGAM fees of $66,942 and for the period October 1, 1995 through April 23, 1996 paid GSAM fees of $14,483.

  SAAMCo agreed that it would refund or rebate its management fees to each of the Funds to the extent that the Fund's expenses (including the fees of SAAMCo and amortization of organizational expenses, but excluding interest, taxes, brokerage commissions, distribution fees and other extraordinary expenses) exceed the most restrictive expense limitation imposed by states where the Fund's shares are sold. The most restrictive expense limitation was believed to be 2 1/2% of the first $30 million of the Fund's average daily net assets, 2% of the next $70 million of average net assets and 1 1/2% of such net assets in excess of $100 million.

  For the year ended September 30, 1996, SAAMCo has agreed to voluntarily reimburse expenses of $66 on Mid-Cap Growth Fund Class B, $2,945 on Global Balanced Fund Class A and, $18,080 and $17,057 on Growth and Income Fund (Class A, Class B), respectively, related to both class specific and fund level expenses excluding management fees and distribution and service maintenance fees which are stated separately in the Notes.

  The Trust, on behalf of each Fund, has a Distribution Agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect wholly owned subsidiary of SunAmerica Inc. Each Fund has adopted a Distribution Plan (the "Plan") in accordance with the provisions of Rule 12b-1 under the 1940 Act. Rule 12b-1 under the Act permits an investment company directly or indirectly to pay expenses associated with the distribution of its shares ("distribution expenses") in accordance with a plan adopted by the investment company's board of trustees and approved by its shareholders. Pursuant to such rule, the Trustees and the shareholders of each class of shares of each Fund have adopted Distribution Plans hereinafter referred to as the "Class A Plan" and the "Class B Plan." In adopting the Class A Plan and the Class B Plan, the Trustees determined that there was a reasonable likelihood that each such Plan would benefit the Trust and the shareholders of the respective class. The sales charge and distribution fees of a particular class will not be used to subsidize the sale of shares of any other class.

  Under the Class A Plan and Class B Plan, the Distributor receives payments from a Fund at an annual rate of up to 0.10% and 0.75%, respectively, of average daily net assets of such Fund's Class A and Class B shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. The distribution costs for which the Distributor may be reimbursed out of such distribution fees include fees paid to broker-dealers that have sold Fund shares, commissions and other expenses such as those incurred for sales literature, prospectus printing and distribution and compensation to wholesalers. It is possible that in any given year the amount paid to the Distributor under the Class A Plan or Class B Plan may exceed the Distributor's distribution costs as described above. The Distribution Plans provide that each class of shares of each Fund may also pay the Distributor an account maintenance and service fee up to an annual rate of 0.25% of the aggregate average daily net assets of such class of shares for payments to broker-dealers for providing continuing account maintenance. Accordingly, for the year ended September 30, 1996, SACS received fees (see Statement of Operations) based upon the aforementioned rates, (of which $3,265 was waived on Growth and Income Fund).

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

  SACS receives sales charges on each Fund's Class A shares, portions of which are reallowed to affiliated broker-dealers and non-affiliated broker-dealers. SACS also receives the proceeds of contingent deferred sales charges paid by investors in connection with certain redemptions of each Fund's Class B shares. SACS has advised the Funds that for the year ended September 30, 1996 the proceeds received from Class A sales (and paid out to affiliated and non-affiliated broker-dealers) and Class B redemptions are as follows:

                                            CLASS A                        CLASS B
                            ---------------------------------------- -------------------
                              SALES      AFFILIATED   NON-AFFILIATED CONTINGENT DEFERRED
                             CHARGES   BROKER-DEALERS BROKER-DEALERS    SALES CHARGES
                            ---------- -------------- -------------- -------------------
   Balanced Assets Fund.... $1,139,306   $ 830,997       $132,907         $303,405
   Blue Chip Growth Fund...     84,051      48,653         23,355           37,223
   Mid-Cap Growth Fund.....    185,300     125,403         31,855           15,696
   Small Company Growth
    Fund...................  2,007,194   1,156,919        568,659          118,032
   Global Balanced Fund....     96,613      60,930         22,339           45,769
   Growth and Income Fund..    384,542     188,254        140,834            1,820

  The Trust has entered into a Service Agreement with SunAmerica Fund Services, Inc. ("SAFS"), an indirect wholly-owned subsidiary of SunAmerica Inc. Under the Service Agreement, SAFS performs certain shareholder account functions by assisting the Funds' transfer agent in connection with the services that it offers to the shareholders of the Funds. The Service Agreement permits the Funds to reimburse SAFS for costs incurred in providing such services which is approved annually by the Trustees. For the year ended September 30, 1996, the Funds incurred the following expenses to reimburse SAFS pursuant to the terms of the Service Agreement.

                                                                  PAYABLE AT
                                                                 SEPTEMBER 30,
                                                   EXPENSE           1996
                                              ----------------- ---------------
                                              CLASS A  CLASS B  CLASS A CLASS B
                                              -------- -------- ------- -------
   Balanced Assets Fund...................... $300,743 $368,649 $25,959 $30,429
   Blue Chip Growth Fund.....................  103,210   85,923   8,993   6,366
   Mid-Cap Growth Fund.......................   86,059   24,058   7,278   2,322
   Small Company Growth Fund.................  257,049  179,827  27,269  18,310
   Global Balanced Fund......................   20,216   32,724   1,763   2,849
   Growth and Income Fund....................   16,005   10,853   3,449   2,122

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)
Note 5. Purchases and Sales of Investment Securities

  The aggregate cost of purchases and proceeds from sales and maturities of investments (excluding U.S. Government securities and short-term investments) during the year ended September 30, 1996 were as follows:

                               BALANCED    BLUE CHIP     MID-CAP    SMALL COMPANY   GLOBAL    GROWTH AND
                                ASSETS       GROWTH       GROWTH       GROWTH      BALANCED     INCOME
                                 FUND         FUND         FUND         FUND         FUND        FUND
                             ------------ ------------ ------------ ------------- ----------- -----------
    Aggregate purchases..... $470,062,644 $219,833,010 $146,077,784 $518,886,339  $20,776,926 $41,022,581
                             ============ ============ ============ ============  =========== ===========
    Aggregate sales......... $481,037,139 $222,057,848 $134,646,378 $404,167,995  $21,191,381 $18,134,966
                             ============ ============ ============ ============  =========== ===========

Note 6. Portfolio Securities (Tax Basis)

  The cost of securities and the aggregate gross unrealized appreciation and depreciation of securities for federal income tax purposes at September 30, 1996 were as follows:

                                BALANCED     BLUE CHIP     MID-CAP    SMALL COMPANY    GLOBAL     GROWTH AND
                                 ASSETS       GROWTH       GROWTH        GROWTH       BALANCED      INCOME
                                  FUND         FUND         FUND          FUND          FUND         FUND
                              ------------  -----------  -----------  -------------  -----------  -----------
    Cost (tax basis)........  $286,714,065  $76,704,287  $45,886,063  $204,188,516   $23,714,810  $32,870,818
                              ============  ===========  ===========  ============   ===========  ===========
    Appreciation............  $ 20,942,612  $ 7,779,818  $10,645,466  $ 57,614,727   $ 2,614,967  $ 2,188,075
    Depreciation............    (4,670,019)  (2,422,398)    (338,154)   (2,051,181)     (860,315)    (389,237)
                              ------------  -----------  -----------  ------------   -----------  -----------
    Unrealized appreciation/
     depreciation--net......  $ 16,272,593  $ 5,357,420  $10,307,312  $ 55,563,546   $ 1,754,652  $ 1,798,838
                              ============  ===========  ===========  ============   ===========  ===========

  At September 30, 1996, Global Balanced Fund had net capital loss carryforwards of $217,014 which are available to the extent provided in regulations to offset future capital gains of which $17,364 will expire in 2003 and $199,650 will expire in 2004. To the extent that these carryforwards are used to offset future capital gains, it is probable that the gains so offset will not be distributed.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

Note 7. Open Forward Currency Contracts

  At September 30, 1996, the Global Balanced Fund engaged in the trading of forward foreign currency exchange contracts ("forward contracts") in order to hedge against changes in future foreign exchange rates and enhance return. Forward contracts involve elements of market risk in excess of the amount reflected in the Statement of Assets and Liabilities. The Fund bears the risk of an unfavorable change in the foreign exchange rate underlying the forward contract. Global Balanced Fund held the following forward currency contracts at September 30, 1996:

                                                                                   GROSS
         CONTRACT                       IN                     DELIVERY          UNREALIZED
        TO DELIVER                 EXCHANGE FOR                  DATE           APPRECIATION
   ----------------------        -------------------------     --------         ------------
   BEF         3,467,742         USD           114,142         12/05/96           $  3,359
   DEM         2,044,653         USD         1,386,337         12/04/96             41,553
   DEM         2,000,000         USD         1,332,001         12/12/96             15,828
   DKK         1,109,003         USD           194,201         10/22/96              4,697
   ESP        10,484,525         USD            81,576         10/15/96                 30
   FRF           782,303         USD           156,102         10/23/96              4,458
   JPY        59,315,200         USD           544,176         10/17/96             11,322
   JPY       300,000,000         USD         2,781,125         12/12/96             64,720
   *USD          172,143         IEP           107,348          10/1/96                 54
                                                                                  --------
                                                                                   146,021
                                                                                  --------
                                                                                   GROSS
                                                                                 UNREALIZED
                                                                                DEPRECIATION
                                                                                ------------
   AUD            94,642         USD            74,247         10/30/96           $   (583)
   CAD           216,167         USD           158,051         11/12/96               (930)
   GBP           420,664         USD           652,282         11/14/96             (5,805)
   IEP           107,348         USD           172,106         12/02/96                (38)
   ITL       421,970,840         USD           273,138         10/15/96             (3,548)
   SEK         3,074,685         USD           462,567         11/15/96             (1,757)
   *IEP          107,348         USD           171,026         10/01/96             (1,170)
                                                                                  --------
                                                                                   (13,831)
                                                                                  --------
   Net Appreciation.......................................                        $132,190
                                                                                  ========

  *Represents open forward foreign currency contracts and offsetting open forward foreign currency contracts that do not have additional market risk but have continued counterparty settlement risk.

  AUD--Australian Dollar         ESP--Spanish Peseta        ITL--Italian Lira
  BEF--Belgian Franc             FRF--French Franc          JPY--Japanese Yen
  CAD--Canadian Dollar           GBP--Great Britain Pound   SEK--Swedish Krona
  DEM--Deutsche Mark             IEP--Irish Punt            USD--United States
  DKK--Danish Kroner                                        Dollar

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

Note 8. Capital Share Transactions

  At September 30, 1996, the Adviser and SACS in the aggregate, owned 843,915 Class A shares of the Growth and Income Fund representing 25.24% of the Fund's net assets.

  Transactions in capital shares of each class of each series were as follows:

                                                           BALANCED ASSETS FUND
                     --------------------------------------------------------------------------------------------------------
                                         CLASS A                                              CLASS B
                     --------------------------------------------------  ----------------------------------------------------
                             FOR THE                   FOR THE                   FOR THE                    FOR THE
                           YEAR ENDED                YEAR ENDED                YEAR ENDED                 YEAR ENDED
                       SEPTEMBER 30, 1996        SEPTEMBER 30, 1995        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     ------------------------  ------------------------  ------------------------  --------------------------
                       SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       SHARES        AMOUNT
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Shares sold.....   3,119,474  $ 50,864,950   4,667,503  $ 71,426,588   3,055,442  $ 49,865,609    3,071,975  $  45,998,809
   Reinvested
    dividends......     583,832     9,290,744     265,763     3,756,343     690,103    10,949,550      769,696     10,686,782
   Shares redeemed.  (2,257,335)  (36,956,739) (1,193,984)  (17,782,121) (3,430,716)  (55,757,942)  (6,322,402)   (95,258,440)
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Net increase
    (decrease).....   1,445,971  $ 23,198,955   3,739,282  $ 57,400,810     314,829  $  5,057,217   (2,480,731) $ (38,572,849)
                     ==========  ============  ==========  ============  ==========  ============  ===========  =============
                                                           BLUE CHIP GROWTH FUND
                     --------------------------------------------------------------------------------------------------------
                                         CLASS A                                              CLASS B
                     --------------------------------------------------  ----------------------------------------------------
                             FOR THE                   FOR THE                   FOR THE                    FOR THE
                           YEAR ENDED                YEAR ENDED                YEAR ENDED                 YEAR ENDED
                       SEPTEMBER 30, 1996        SEPTEMBER 30, 1995        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     ------------------------  ------------------------  ------------------------  --------------------------
                       SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       SHARES        AMOUNT
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Shares sold.....     753,893  $ 12,709,149   2,404,163  $ 37,806,801   3,214,655  $ 53,717,531    8,964,323  $ 134,971,138
   Reinvested
    dividends......     285,095     4,507,347      14,956       207,075     277,108     4,315,647      372,862      5,128,338
   Shares redeemed.    (533,503)   (8,978,653)   (181,804)   (2,884,125) (3,702,537)  (61,373,567) (11,706,255)  (177,081,024)
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Net increase
    (decrease).....     505,485  $  8,237,843   2,237,315  $ 35,129,751    (210,774) $ (3,340,389)  (2,369,070) $ (36,981,548)
                     ==========  ============  ==========  ============  ==========  ============  ===========  =============
                                                            MID-CAP GROWTH FUND
                     --------------------------------------------------------------------------------------------------------
                                         CLASS A                                              CLASS B
                     --------------------------------------------------  ----------------------------------------------------
                             FOR THE                   FOR THE                   FOR THE                    FOR THE
                           YEAR ENDED                YEAR ENDED                YEAR ENDED                 YEAR ENDED
                       SEPTEMBER 30, 1996        SEPTEMBER 30, 1995        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     ------------------------  ------------------------  ------------------------  --------------------------
                       SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       SHARES        AMOUNT
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Shares sold.....     585,749  $ 10,047,757     247,141  $  3,926,322   1,569,285  $ 26,612,848    4,235,563  $  62,818,790
   Reinvested
    dividends......     262,450     4,236,039       5,781        79,602      66,071     1,049,943        1,748         24,200
   Shares redeemed.    (609,879)  (10,404,579)   (521,946)   (7,755,976) (1,386,338)  (23,587,448)  (3,989,374)   (59,135,991)
                     ----------  ------------  ----------  ------------  ----------  ------------  -----------  -------------
   Net increase
    (decrease).....     238,320  $  3,879,217    (269,024) $ (3,750,052)    249,018  $  4,075,343      247,937  $   3,706,999
                     ==========  ============  ==========  ============  ==========  ============  ===========  =============

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

                                                          SMALL COMPANY GROWTH FUND
                     -----------------------------------------------------------------------------------------------------------
                                          CLASS A                                               CLASS B
                     ----------------------------------------------------  -----------------------------------------------------
                             FOR THE                    FOR THE                    FOR THE                     FOR THE
                            YEAR ENDED                 YEAR ENDED                 YEAR ENDED                 YEAR ENDED
                        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995         SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     -------------------------  -------------------------  -------------------------  --------------------------
                       SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT        SHARES        AMOUNT
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Shares sold.....   6,607,402  $ 153,907,782   6,544,632  $ 130,462,164   6,285,098  $ 144,713,218    9,886,153  $ 196,092,402
   Reinvested
    dividends......     725,288     15,398,224      54,753        964,756     543,295     11,327,669       62,016      1,085,149
   Shares redeemed.  (4,425,505)  (102,867,176) (5,262,148)  (102,586,803) (5,086,621)  (116,292,585) (10,265,178)  (202,833,358)
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Net increase
    (decrease).....   2,907,185  $  66,438,830   1,337,237  $  28,840,117   1,741,772  $  39,748,302     (317,009) $  (5,655,807)
                     ==========  =============  ==========  =============  ==========  =============  ===========  =============
                                                             GLOBAL BALANCED FUND
                     -----------------------------------------------------------------------------------------------------------
                                          CLASS A                                               CLASS B
                     ----------------------------------------------------  -----------------------------------------------------
                             FOR THE                    FOR THE                    FOR THE                     FOR THE
                            YEAR ENDED                 YEAR ENDED                 YEAR ENDED                 YEAR ENDED
                        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995         SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     -------------------------  -------------------------  -------------------------  --------------------------
                       SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT        SHARES        AMOUNT
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Shares sold.....     419,512  $   3,129,820     750,764  $   5,173,301     771,725  $   5,700,564    1,150,637  $   7,847,490
   Reinvested
    dividends......      63,292        449,372       4,067         27,252      93,522        662,149        2,161         14,461
   Shares redeemed.    (488,115)    (3,602,549) (1,342,777)    (9,319,908)   (672,645)    (4,972,923)  (1,199,716)    (8,126,345)
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Net increase
    (decrease).....      (5,311) $     (23,357)   (587,946) $  (4,119,355)    192,602  $   1,389,790      (46,918) $    (264,394)
                     ==========  =============  ==========  =============  ==========  =============  ===========  =============
                                                            GROWTH AND INCOME FUND
                     -----------------------------------------------------------------------------------------------------------
                                          CLASS A                                               CLASS B
                     ----------------------------------------------------  -----------------------------------------------------
                             FOR THE                    FOR THE                    FOR THE                     FOR THE
                            YEAR ENDED                 YEAR ENDED                 YEAR ENDED                 YEAR ENDED
                        SEPTEMBER 30, 1996         SEPTEMBER 30, 1995         SEPTEMBER 30, 1996         SEPTEMBER 30, 1995
                     -------------------------  -------------------------  -------------------------  --------------------------
                       SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT        SHARES        AMOUNT
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Shares sold.....   1,608,366  $  15,926,962     542,589  $   4,112,191   1,180,720  $  11,686,226      301,384  $   2,380,132
   Reinvested
    dividends......      32,680        297,897      25,040        190,918      19,593        176,116        7,758         61,110
   Shares redeemed.     (46,202)      (441,023)   (562,875)    (4,274,466)   (172,820)    (1,683,504)     (37,348)      (295,806)
                     ----------  -------------  ----------  -------------  ----------  -------------  -----------  -------------
   Net increase....   1,594,844  $  15,783,836       4,754  $      28,643   1,027,493  $  10,178,838      271,794  $   2,145,436
                     ==========  =============  ==========  =============  ==========  =============  ===========  =============

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- September 30, 1996 -- (continued)

Note 9. Commitments and Contingencies

  The SunAmerica family of mutual funds may borrow up to $75,000,000 under an uncommitted line of credit with State Street Bank and Trust Company, the Funds' custodian, with interest payable at the Federal Funds rate plus 100 basis points. Borrowings under the line of credit will commence when the respective Fund's cash shortfall exceeds $100,000.

Note 10. Trustees Retirement Plan

  The Trustees (and Directors) of the SunAmerica Family of Mutual Funds have adopted the SunAmerica Disinterested Trustees' and Directors' Retirement Plan (the "Retirement Plan") effective January 1, 1993 for the unaffiliated Trustees. The Retirement Plan provides generally that if an unaffiliated Trustee who has at least 10 years of consecutive service as a Disinterested Trustee of any of the SunAmerica mutual funds (an "Eligible Trustee") retires after reaching age 60 but before age 70 or dies while a Trustee, such person will be eligible to receive a retirement or death benefit from each SunAmerica mutual fund with respect to which he or she is an Eligible Trustee. As of each birthday, prior to the 70th birthday, but in no event for a period greater than 10 years, each Eligible Trustee will be credited with an amount equal to 50% of his or her regular fees (excluding committee fees) for services as a Disinterested Trustee of each SunAmerica mutual fund for the calendar year in which such birthday occurs. In addition, an amount equal to 8.5% of any amounts credited under the preceding clause during prior years, is added to each Eligible Trustee's account until such Eligible Trustee reaches his or her 70th birthday. An Eligible Trustee may receive any benefits payable under the Retirement Plan, at his or her election, either in one lump sum or in up to fifteen annual installments. As of September 30, 1996, Balanced Assets Fund, Blue Chip Growth Fund, Mid-Cap Growth Fund, Small Company Growth Fund, Global Balanced Fund and Growth and Income Fund had accrued $15,032, $4,872, $2,539, $7,974, $1,258 and
  $298, respectively, for the Retirement Plan, which is included in accrued expenses on the Statement of Assets and Liabilities, and for the year ended September 30, 1996 expensed $9,912, $3,005, $1,653, $5,731, $822 and $240, respectively, for the Retirement Plan, which is included in Trustees' fees and expenses on the Statement of Operations.

Note 11. Subsequent Event

  On October 1, 1996 Balanced Assets Fund and Small Company Growth Fund offered Class Z shares exclusively for sale to employees participating in the SunAmerica profit sharing and retirement plan.

 SUNAMERICA EQUITY FUNDS
 REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Shareholders of SunAmerica Equity Funds

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of SunAmerica Balanced Assets Fund, SunAmerica Blue Chip Growth Fund, SunAmerica Mid-Cap Growth Fund, SunAmerica Small Company Growth Fund, SunAmerica Global Balanced Fund and SunAmerica Growth and Income Fund (constituting SunAmerica Equity Funds, hereafter referred to as the "Fund") at September 30, 1996, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
November 15, 1996

 SUNAMERICA EQUITY FUNDS
 SHAREHOLDER TAX INFORMATION (unaudited)

Certain tax information regarding the SunAmerica Equity Funds is required to be provided to shareholders based upon each Fund's income and distributions for the taxable year ended September 30, 1996. The information and distributions reported herein may differ from the information and distributions taxable to the shareholders for the calendar year ending December 31, 1996. The information necessary to complete your income tax returns will be included with your Form 1099-DIV which will be sent to you under separate cover in January 1997.

During the year ended September 30, 1996 the Funds paid the following dividends per share:

                               TOTAL   ORDINARY NET SHORT-TERM   NET LONG-TERM
                             DIVIDENDS  INCOME   CAPITAL GAINS   CAPITAL GAINS
                             --------- -------- --------------- ---------------
Balanced Assets Class A.....   $1.27     $.28        $ .73           $.26
Balanced Assets Class B.....    1.17      .18          .73            .26
Blue Chip Growth Class A....    1.91      --          1.39            .52
Blue Chip Growth Class B....    1.91      --          1.39            .52
Mid-Cap Growth Class A......    2.11      --          1.52            .59
Mid-Cap Growth Class B......    2.11      --          1.52            .59
Small Company Growth Class
 A..........................    4.53      --          4.43            .10
Small Company Growth Class
 B..........................    4.53      --          4.43            .10
Global Balanced Class A.....     .42      .42          --             --
Global Balanced Class B.....     .38      .38          --             --
Growth and Income Class A...     .56      .17          .39            --
Growth and Income Class B...     .52      .13          .39            --

  For the year ended September 30, 1996, 19.44%, 17.42%, 3.87%, 28.30% and
14.43% of the dividends paid from ordinary income by Balanced Assets Fund, Blue Chip Growth Fund, Mid-Cap Growth Fund, Global Balanced Fund and Growth and Income Fund respectively, qualified for the 70% dividends received deductions for corporations.

 SUNAMERICA EQUITY FUNDS
 COMPARISONS: PORTFOLIOS VS. INDEXES

As required by the Securities and Exchange Commission, the following graphs compare the performance of a $10,000 investment in the SunAmerica Equity Funds' portfolios to a similar investment in an index. Please note that "inception" as used herein reflects the date a Fund commenced operations without regard to when a second class of shares was introduced. It is important to note that the SunAmerica Equity Funds are professionally managed mutual funds while the indices are not available for investment and are unmanaged. The comparison is shown for illustrative purposes only. The graphs present the performance of the class of that particular Fund which has been in existence the longest. The performance of the other class will vary based upon the difference in sales charges and fees assessed to shareholders of that class. The maximum sales charge for Class A is 5.75% of the public offering price. The maximum contingent deferred sales charge for Class B is 4% and is reduced to 0% after six years. Both Class A and Class B bear ongoing 12b-1 distribution and service fees. Each index has been chosen by the particular portfolio's manager as an appropriate comparison and is accompanied by a brief discussion from the portfolio manager about why the portfolio performed the way it did relative to the index.

                             [GRAPH APPEARS HERE]

Balanced Assets Fund

                             Class A                   Class B
                     ------------------------   ------------------------
                      SEC                         SEC
    Balanced         Average       Cumulative   Average      Cumulative
     Assets          Annual       Traditional   Annual       Traditional
      Fund           Return         Return+     Return       Return+
---------------      -------      -----------   -------      -----------
1 Year Return         4.29%        10.65%        5.93%         9.93%
5 Year Return         N/A          N/A          10.01%        63.12%
Since Inception       8.23%        34.74%       11.62%       260.76%

+ Traditional returns do not include sales load.

The SunAmerica Balanced Assets Fund offers a conservative approach to stock investing. The Fund seeks to conserve principal by maintaining at all times a balanced portfolio of stocks and bonds. The Fund will traditionally underperform a pure stock portfolio due to its fixed income component. Over the course of the past year, the Fund has underperformed the S&P 500 due to our conservative stance toward the market. Our strategy going forward will be to overweight the Fund with large, liquid names with consistent earnings, focusing on the technology, health care, interest sensitive and energy sectors.



        Balanced Assets-          S&P 500              Lehman Bros.
            Class B        (dividends reinvested)    Int Gov't Index
        ----------------   ----------------------    ---------------
9/86         10,000               10,000                  10,000
6/87         11,752               13,449                  10,283
6/88         11,577               12,534                  11,056
6/89         12,529               15,110                  12,171
6/90         14,144               17,601                  13,112
6/91         14,693               18,903                  14,492
6/92         15,794               21,439                  16,354
6/93         18,999               24,360                  17,996
9/93         19,653               24,989                  18,401
9/94         19,625               25,912                  18,125
9/95         23,543               33,623                  20,050
9/96         29,067               40,457                  21,073

*Fund changed its fiscal year end from June 30 as of September 24, 1993.

 SUNAMERICA EQUITY FUNDS
 COMPARISONS: PORTFOLIOS VS. INDEXES -- (continued)


                             [GRAPH APPEARS HERE]

Blue Chip Growth Fund

                       Class A                 Class B
                  --------------------   ---------------------
                    SEC                    SEC
   Blue Chip      Average   Cumulative   Average    Cumulative
    Growth        Annual   Traditional    Annual   Traditional
     Fund         Return     Return+      Return     Return+
---------------   -------  -----------   -------   -----------
1 Year Return     7.33%      13.88%        9.17%        13.17%
5 Year Return      N/A        N/A         12.86%       85.08%
Since Inception   8.86%      36.67%       10.53%       217.82%

+  Traditional returns do not include sales load.


The SunAmerica Blue Chip Growth Fund seeks capital appreciation by investing primarily in equity securities of companies with large market capitalizations. During the past year, the Blue Chip Growth Fund has lagged behind the S&P 500 due to our more conservative stance and the over diversification of the Fund. Our strategy going forward is to concentrate the Fund on sectors that will outperform. To that end, we have overweighted the Fund in interest sensitive, health care and technology names into the Fund's next fiscal year.


          Blue Growth Class B   S&P 500 (dividends reinvested)
          -------------------   ------------------------------
  9/86          10,000                      10,000
 12/86          10,451                      10,558
 12/87           9,678                      11,119
 12/88          12,506                      12,965
 12/89          14,101                      17,073
 12/90          10,560                      16,543
 12/91          13,711                      21,584
 12/92          14,872                      23,228
  9/93          17,816                      24,989
  9/94          17,493                      25,912
  9/95          21,082                      33,623
  9/96          23,858                      40,457

*Fund changed its fiscal year end from December 31 to September 30 as of September 24, 1993.

                             [GRAPH APPEARS HERE]

Mid-Cap Growth Fund

                           Class A                   Class B
                     ----------------------    ---------------------
                      SEC                       SEC
   Mid-Cap           Average     Cumulative    Average    Cumulative
   Growth            Annual     Traditional    Annual    Traditional
    Fund             Return       Return+      Return      Return+
---------------      -------    -----------    -------   -----------
1 Year Return         6.43%        12.92%      8.16%        12.16%
5 Year Return        11.68%        84.31%       N/A          N/A
Since Inception      12.08%       219.65%      8.03%        28.96%


+  Traditional returns do not include sales load.

The SunAmerica Mid-Cap Growth Fund seeks capital appreciation by investing primarily in the equity securities of medium-sized companies with market capitalizations of $1 billion to approximately $5 billion. The Fund took advantage of the strong advance of the equity markets and performed in line with the S&P 500. The Fund performance was mainly due to select investments in high growth industries such as, technology, health care and energy.


        S&P 500 (dividends reinvested)  Mid-Cap Growth Class A
        ------------------------------  ----------------------
1/87               10,000                      10,000
11/87               8,301                       8,839
11/88              10,236                      11,224
11/89              13,393                      15,308
11/90              12,929                      12,610
11/91              15,558                      16,535
11/92              18,432                      20,077
9/93               20,073                      24,177
9/94               20,814                      21,873
9/95               27,008                      26,679
9/96               32,498                      30,127

*Fund changed its fiscal year end from November 30 to September 30 as of September 24, 1993.

 SUNAMERICA EQUITY FUNDS
 COMPARISONS: PORTFOLIOS VS. INDEXES -- (continued)

                             [GRAPH APPEARS HERE]

Small Company Growth Fund

                           Class A                    Class B
                   -------------------------     ---------------------
    Small            SEC                          SEC
   Company         Average       Cumulative      Average   Cumulative
   Growth          Annual        Traditional     Annual    Traditional
    Fund           Return         Return+        Return      Return+
---------------    -------       -----------     -------   -----------
1 Year Return      12.48%         19.35%         14.60%        18.60%
5 Year Return      18.63%         149.32%         N/A           N/A
Since Inception    14.87%         305.25%        16.83%        62.95%

+  Traditional returns do not include sales load.

The SunAmerica Small Company Growth Fund seeks to realize capital appreciation by investing in equity securities of small capitalization growth companies. The Fund performed well during its fiscal year, ranking among the top third of the small company growth funds as tracked by Lipper Analytical Services. The Fund's performance has been successful mainly due to additional positions in growth stocks where earnings were driven by secular changes. We will continue our selective investments in health care, and maintain positions in various outsourcing companies and in the oil service sector, into the next fiscal year.


         NASDAQ Industrials   Small Company Growth Class A
         ------------------   ----------------------------
1/87           10,000                    10,000
11/87           6,855                     7,313
11/88           8,195                    11,503
11/89          10,021                    14,886
11/90           8,763                    10,334
11/91          13,270                    15,714
11/92          15,859                    19,533
 9/93          17,556                    24,549
 9/94          17,498                    22,638
 9/95          23,897                    32,003
 9/96          26,965                    38,195

*Fund changed its fiscal year end from November 30 to September 30 as of September 24, 1993.

                             [GRAPH APPEARS HERE]

Global Balanced Fund

                            Class A             Class B
                     ------------------- --------------------
                       SEC                 SEC
    Global           Average Cumulative  Average  Cumulative
   Balanced          Annual  Traditional Annual   Traditional
     Fund            Return    Return+   Return     Return+
---------------      ------- ----------- -------  -----------
1 Year Return         4.62%    11.00%     6.21%      10.21%
5 Year Return         N/A      N/A        N/A        N/A
Since Inception       4.82%    17.96%     5.50%      16.05%

+ Traditional returns do not include sales load.

The SunAmerica Global Balanced Fund seeks capital appreciation while conserving principal by maintaining at all times a balanced portfolio of domestic and foreign stocks and bonds. The Fund has underperformed during the past year due to its overweighting in the Japanese markets and its conservative stance toward the domestic markets. Going forward, we continue to believe Japan will benefit from its current low interest rate environment and improving economy. The domestic equity and fixed income portion should perform well given the current economic outlook in the U.S.


        JP Morgan Global     MCSI EAFE World     S&P 500 (dividends    Global Balanced     Global Balanced
           Gov't Bond             Index             reinvested)            Class A              Class B
        ----------------     ---------------     ------------------    ---------------     ---------------
6/94         10,000              10,000               10,000                10,000              10,000
9/94         10,239              10,160               10,232                 9,384               9,542
9/95         11,872              10,780               13,277                10,015              10,130
9/96         12,473              12,309               15,975                11,117              11,305

 SUNAMERICA EQUITY FUNDS
 COMPARISONS: PORTFOLIOS VS. INDEXES -- (continued)


                             [GRAPH APPEARS HERE]

Growth and Income Fund

                             Class A                  Class B
                    ------------------------   ---------------------
                      SEC                       SEC
    Growth          Average       Cumulative   Average    Cumulative
   and Income       Annual       Traditional   Annual    Traditional
     Fund           Return         Return+     Return      Return+
----------------    -------      -----------   -------   -----------
1 Year Return       24.97%         32.59%     27.75%        31.75%
5 Year Return       N/A            N/A        N/A           N/A
Since Inception     20.76%         62.19%     22.52%        60.46%

+  Traditional returns do not include sales load.

The SunAmerica Growth and Income Fund invests in common stocks, which offer potential for capital appreciation, current income or both. As we positioned the portfolio in attractive health care, industrial and technology issues early in the year, the Fund returned 32.59% for its fiscal year, ranking it the #1 growth and income fund as ranked by Lipper Analytical Services. Currently we are broadly diversified in primarily large capitalization stocks and are building positions in areas where we see good earnings visibility and reasonable valuations.


        S&P 500 (dividends     Growth & Income    Growth & Income
            reinvested)            Class A            Class B
        ------------------     ---------------    ---------------
7/94         10,000                10,000              10,000
9/94         10,489                 9,645               9,819
9/95         13,610                11,529              11,779
9/96         16,377                15,286              15,746

TRUSTEES                                      INVESTMENT ADVISER
S. James Coppersmith                          SunAmerica Asset Management Corp.
Samuel M. Eisenstat                           The SunAmerica Center
Stephen J. Gutman                             733 Third Avenue
Peter A. Harbeck                              New York, NY 10017-3204
Peter McMillan III
Sebastiano Sterpa                             SUB-ADVISER
                                              AIG Asset Management, Inc. 70 Pine
OFFICERS                                      Street New York, NY 10270
Peter A. Harbeck, President
Stanton J. Feeley, Executive Vice President   DISTRIBUTOR
Nancy Kelly, Vice President                   SunAmerica Capital Services, Inc.
Audrey L. Snell, Vice President               The SunAmerica Center
Gerard P. Sullivan, Vice President            733 Third Avenue
Robert M. Zakem, Secretary                    New York, NY 10017-3204
Peter C. Sutton, Treasurer
Donna M. Handel, Assistant Treasurer          SHAREHOLDER SERVICING AGENT
John T. Genoy, Assistant Treasurer            SunAmerica Fund Services, Inc.
Hilary R. Kastleman, Assistant Secretary      The SunAmerica Center
Abbe P. Stein, Assistant Secretary            733 Third Avenue
                                              New York, NY 10017-3204
CUSTODIAN AND TRANSFER AGENT
State Street Bank & Trust Company
P.O. Box 419572
Kansas City, MO 64141-6572

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                            BULK RATE
 SUNAMERICA EQUITY FUNDS                                  U.S. POSTAGE
 THE SUNAMERICA CENTER                                        PAID
 733 THIRD AVENUE                                         Kansas City,
 NEW YORK, NY 10017-3204                                       MO
 1-800-858-8850                                            PERMIT NO.
                                                              3657

This report is submitted solely for
the general information of
shareholders of the Fund.
Distribution of this report to
persons other than shareholders of
the Fund is authorized only in
connection with a currently effective
prospectus, setting forth details of
the Fund, which must precede or
accompany this report.


SPONSORED BY:

[LOGO]SUN AMERICA
      ASSET MANAGEMENT

EFANN

                                                                  March 31, 1997
SunAmerica
      Equity Funds

                                    [LOGO]

Semiannual Report

Balanced Assets (Yen) Blue Chip Growth (Yen) Mid-cap growth

Small company growth (Yen) Global balanced (Yen) Growth and income

                                                         [LOGO] SunAmerica
                                                                Asset Management

 SUNAMERICA EQUITY FUNDS
 SHAREHOLDER LETTER


DEAR SHAREHOLDER:

  Our dominant thesis with respect to the economy for the past several years has been one of slow growth and moderate inflation. The overall impression among most money managers was that the economy would continue to grow modestly, in the 2%-2.5% range, and that inflation was non-existent. Our thesis was challenged as the economy surprised many investors by showing surprising strength at the end of the first quarter, which brought about inflationary fears. This stronger-than anticipated economic strength, forced the Federal Reserve to raise interest rates and appear pro-active on the inflationary outlook. Typically, stocks do not perform well in a rising interest rate environment and this is likely the cause of the equity market's difficulties through the first quarter of 1997. Despite these challenges, it is our belief that the economy will continue to moderate throughout the year and inflation will remain close to its current level. However, until a series of more conservative economic numbers are revealed, uncertainty may continue over the short-term.

BALANCED ASSETS FUND

  We continue to focus the Fund on sectors we believe will produce favorable earnings in most economic environments and on companies with high visibility, consistent double-digit earnings and strong underlying fundamentals. Earnings growth will be of paramount importance to continued performance in 1997. To that end, we continue to emphasize and overweight the healthcare and financial service sectors of the market. It is our belief that both of these sectors will show solid growth with significant cash flow, increasing the potential of share repurchases, dividend increases, and further industry consolidation. Our underweighting of the energy sector early in the year has proved to be very beneficial to performance. We will, however, increase our exposure to this sector as we anticipate an earnings recovery in the energy sector. Finally, we remain market weighted in the technology sector and will look to increase our positions as the market outlook for this industry improves. Our top five equity holdings as of the end of March 1997 included, Summit Bancorp, Allstate Corp., American Express Co., Lucent Technologies, Inc. and Mobil Corp.

BLUE CHIP GROWTH FUND

  The Fund continues to perform well in this difficult market. Our strategy has been to overweight those companies and industries with leading global franchises and improving fundamentals. We continue to concentrate the Fund's investments on quality names, with high earnings visibility and double digit growth. Our focus will continue to be on strong secular trends that may produce favorable earnings in almost any economic environment. To that end, we are emphasizing the interest rate sensitive sectors of the market. It is our contention that as we begin to see the first signs of a slowdown in the economy, these stocks will greatly outperform the market. We are also overweighting the healthcare sector, as we believe firmly, the graying of America and the demographic changes that are accompanying this trend are accelerating healthcare nationwide. We are continuing to look for opportunities in large, mainstream technology companies. Finally, our exposure to the cyclical sectors of the market have been kept to a minimum. We remain underweighted to the paper and metals sectors of the market. Our top five holdings at the end of the first quarter 1997 were American Express Co., Home Depot, Lucent Technologies, Inc., Aetna, Inc. and Allstate Corp.

 SUNAMERICA EQUITY FUNDS
 SHAREHOLDER LETTER


MID-CAP GROWTH FUND

  The need for liquidity and the popularity of index funds has attracted investors to large-cap stocks, away from small and mid-cap companies. As a result, small to medium-sized companies have continued to underperformed their large-cap counterparts. Although, the mid-cap sector has experienced volatility as a result of disappointing earnings and rising interest rates, we are confident the potential for significant price recovery and the favorable fundamentals of this sector should attract investors to return to the mid-cap universe. We have identified mid-cap leadership stocks in sectors benefiting from secular trends. These industries include, computer software systems, hardware and semiconductors such as, BMC Software and National Semiconductor. Other areas that we continue to emphasize are family-oriented, or cost conscious retailing, such as Goody's Family Stores and Michael's Stores. These companies continue to expand their retail operations to meet the increasing demands of the value-oriented shopper.

SMALL COMPANY GROWTH FUND

  The flow of investment assets from small-cap to large-cap companies is the primary reason for this sector's underperformance. Trying the patience of investors, small-cap stocks have responded more to emotions than investment fundamentals. However, we expect this deviation from the long-term growth of this sector to be short-term in nature. Eventually, the underlying fundamentals of many smaller companies will, once again, be reflected by the market. The Fund employs a top-down, secular approach to investing, focusing on high growth sectors of the economy such as, technology, specialty retailing, oil service and selective healthcare. We then analyze the fundamentals of a company's business and seek out opportunities benefiting from secular trends. As always, we have diversified the Fund among various leadership companies within promising sectors. In the technology area, one of our favorites is Internet Publisher and trade show organizer, Mecklermedia. This company has three growing franchises, recurring revenue streams and little technology risk. In the retail sector, we have invested in a number of high growth manufacturers which benefit from increasing levels of disposable income or recognized brand names such as, Gucci, Pacific Sunwear and Jones Apparel Group. We continue to participate in the oil and gas service sector, which we believe is benefiting from the multi-year expansion of energy exploration worldwide. Small-cap companies, with their faster rates of earnings growth, currently offer investors more relative value and opportunity than large-cap alternatives.

GLOBAL BALANCED FUND

  International equity markets continued to underperform the domestic stock markets in the first quarter of 1997. The Global Balanced Fund's portfolio as of March 31, 1997 was allocated: 49.5% in foreign equities, 20.8% in domestic and foreign bonds, and 17.1% in U.S. equities. The international portion of the Fund continues to emphasize Japanese stocks, which we believe will benefit from the existing low interest rate environment and an improving Japanese economy. Over the course of the first quarter we increased our holdings of U.S. Treasury securities as interest rates rose to levels we believe offer attractive relative value. The foreign bond portion of the Fund is positioned to offer participation similar to the J.P. Morgan International Government Bond Index. The U.S. equity portion of the Fund continues to focus on companies with consistent double-digit earnings and solid fundamentals that should outperform in any economic

 SUNAMERICA EQUITY FUNDS
 SHAREHOLDER LETTER

environment. We are still convinced that international investments are particularly attractive at this point in the global economic recovery and they should represent a significant portion of a well diversified portfolio.

GROWTH AND INCOME FUND

  The Growth and Income Fund remains broadly diversified as of March 31, 1997. Small overweighted positions existed in the healthcare and basic industries sectors. Utilities remain underweight, as the lack of earnings growth gives us cause for concern. Our focus will continue to be on attractively priced sectors and stocks with better than average earnings potential. We have been growing positions in financial service and selective healthcare companies, particularly managed care providers. The top five holdings were Crown Cork & Seal Co., Inc., Philip Morris, Cos., Inc., Merck & Co., Intel Corp. and IMC Global, Inc.

OUTLOOK

  By all historic measures the stock market is overvalued on a short-term basis, especially given what the Federal Reserve must do to slow the rise of wage inflation. We anticipate a further rise in interest rates will contain economic growth at an acceptable 2% level during the second half of this year. Although a correction seems likely, a correction is not a bear market. The correction may be sharp and severe. We are confident, however, it will be brief and should represent a buying opportunity. We still expect to see the Dow at 8000 during 1997 and believe this bull market is not over. It is just maturing.

  It is important to note that the secular trend of money flowing into mutual funds continued in the first quarter, and the effect of retirement savings leads us to believe this will continue for many years. As of the end of 1996, the $3.7 trillion in mutual fund assets were distributed as follows: 50% in equities, 25% in bonds and 25% in money market funds. There is plenty of liquidity and the demographic trend favors equities.

  /s/ Stanton J. Feeley       /s/ Audrey Snell           /s/ Gerard P.
  Stanton J. Feeley           Audrey Snell               Gerard P.
  Chief Investment Officer    Portfolio Manager          Sullivan
                                                         Portfolio Manager

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF ASSETS AND LIABILITIES -- March 31, 1997 (unaudited)

                            BALANCED    BLUE CHIP    MID-CAP   SMALL COMPANY   GLOBAL    GROWTH AND
                             ASSETS      GROWTH      GROWTH       GROWTH      BALANCED     INCOME
                              FUND        FUND        FUND         FUND         FUND        FUND
                          --------------------------------------------------------------------------
ASSETS:
Investments securities,
 at value*..............  $298,474,863 $80,626,280 $47,730,229 $205,279,466  $21,270,526 $62,152,835
Short-term securities
 (cost equals market)...            --          --          --           --    1,287,000          --
Repurchase agreements
 (cost equals market)...    11,942,000   7,498,000          --   23,656,000    1,300,000   5,044,000
Cash....................           995         298   3,124,937           --      300,806         155
Foreign cash............            --          --          --           --      362,313          --
Receivable for
 investments sold.......    12,869,232   1,587,997   3,326,148   11,575,277          --    2,925,182
Interest and dividends
 receivable.............     1,456,535      82,614      47,511       83,549      207,246      89,856
Receivable for shares of
 beneficial
 interest sold..........        60,171      47,299      25,761      366,211        2,427     278,032
Prepaid expenses........        16,401      33,570       6,928       13,333        1,246       1,286
Receivable from
 investment adviser.....         1,734          --          --        1,633        6,779      13,575
Unrealized appreciation
 of foreign currency
 contracts..............            --          --          --           --       15,896          --
Deferred organizational
 expenses...............            --          --          --           --        1,897         620
                          ------------ ----------- ----------- ------------  ----------- -----------
  Total assets..........   324,821,931  89,876,058  54,261,514  240,975,469   24,756,136  70,505,541
                          ------------ ----------- ----------- ------------  ----------- -----------
LIABILITIES:
Payable for investments
 purchased..............    18,153,833   3,216,029          --   15,356,390      298,041   3,158,271
Payable for shares of
 beneficial interest
 redeemed...............     1,264,906     651,377      51,125    1,462,797      255,479     162,429
Investment advisory and
 management
 fees payable...........       203,785      60,192      35,373      158,021       20,967      43,716
Accrued expenses........       196,845      77,384      73,923      137,239       64,305      52,473
Distribution and service
 maintenance
 fees payable...........       185,631      48,892      23,709      127,962       15,965      37,575
Due to custodian........                             3,188,854      963,753
Unrealized depreciation
 of foreign
 currency contracts.....            --          --          --           --       95,712          --
                          ------------ ----------- ----------- ------------  ----------- -----------
  Total liabilities.....    20,005,000   4,053,874   3,372,984   18,206,162      750,469   3,454,464
                          ------------ ----------- ----------- ------------  ----------- -----------
    Net assets..........  $304,816,931 $85,822,184 $50,888,530 $222,769,307  $24,005,667 $67,051,077
                          ============ =========== =========== ============  =========== ===========
*Identified cost........  $285,479,790 $77,558,861 $43,071,462 $187,343,789  $20,178,458 $60,161,205
                          ============ =========== =========== ============  =========== ===========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF ASSETS AND LIABILITIES -- March 31, 1997 (unaudited)--(continued)

                            BALANCED    BLUE CHIP     MID-CAP    SMALL COMPANY    GLOBAL     GROWTH AND
                             ASSETS      GROWTH       GROWTH        GROWTH       BALANCED      INCOME
                              FUND        FUND         FUND          FUND          FUND         FUND
                          ------------------------------------------------------------------------------
NET ASSETS WERE COMPOSED
 OF:
Shares of beneficial
 interest, $.01 par
 value..................  $    196,014 $    54,854  $    30,944  $    110,337   $    31,324  $    61,673
Paid-in capital.........   280,950,072  77,601,264   43,056,348   209,051,079    21,759,929   62,098,165
                          ------------ -----------  -----------  ------------   -----------  -----------
                           281,146,086  77,656,118   43,087,292   209,161,416    21,791,253   62,159,838
Accumulated
 undistributed net
 investment income
 (loss).................        71,361    (102,511)    (301,999)   (1,729,473)     (144,548)      24,357
Accumulated
 undistributed net
 realized gain (loss) on
 investments, foreign
 currency and other
 assets and liabilities.    10,604,411   5,201,158    3,444,470    (2,598,313)    1,355,990    2,875,252
Net unrealized
 appreciation of
 investments............    12,995,073   3,067,419    4,658,767    17,935,677     1,092,068    1,991,630
Net unrealized
 depreciation of foreign
 currency, other assets
 and liabilities........            --          --           --            --       (89,096)          --
                          ------------ -----------  -----------  ------------   -----------  -----------
    Net assets..........  $304,816,931 $85,822,184  $50,888,530  $222,769,307   $24,005,667  $67,051,077
                          ============ ===========  ===========  ============   ===========  ===========
CLASS A (UNLIMITED
 SHARES AUTHORIZED):
Net assets..............  $148,941,794 $53,730,593  $39,051,514  $134,029,073   $ 8,738,315  $36,390,513
Shares of beneficial
 interest issued and
 outstanding............     9,575,883   3,399,472    2,360,347     6,566,617     1,135,893    3,341,626
Net asset value and
 redemption price per
 share..................  $      15.55 $     15.81  $     16.54  $      20.41   $      7.69  $     10.89
Maximum sales charge
 (5.75% of offering
 price).................          0.95        0.96         1.01          1.25          0.47         0.66
                          ------------ -----------  -----------  ------------   -----------  -----------
Maximum offering price
 to public..............  $      16.50 $     16.77  $     17.55  $      21.66   $      8.16  $     11.55
                          ============ ===========  ===========  ============   ===========  ===========
CLASS B (UNLIMITED
 SHARES AUTHORIZED):
Net assets..............  $155,856,834 $32,091,591  $11,837,016  $ 88,317,328   $15,267,352  $30,660,564
Shares of beneficial
 interest issued and
 outstanding............    10,024,312   2,085,934      734,088     4,446,456     1,996,540    2,825,701
Net asset value,
 offering and redemption
 price per share
 (excluding any
 applicable contingent
 deferred sales charge).  $      15.55 $     15.38  $     16.12  $      19.86   $      7.65  $     10.85
                          ============ ===========  ===========  ============   ===========  ===========
CLASS Z (UNLIMITED
 SHARES AUTHORIZED):
Net assets..............  $     18,303                           $    422,906
Shares of beneficial
 interest issued and
 outstanding............         1,177                                 20,668
Net asset value,
 offering and redemption
 price per share........  $      15.55                           $      20.46
                          ============                           ============

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF OPERATIONS -- For the six months ended March 31, 1997 (unaudited)

                             BALANCED     BLUE CHIP     MID-CAP    SMALL COMPANY   GLOBAL    GROWTH AND
                              ASSETS       GROWTH       GROWTH        GROWTH      BALANCED     INCOME
                               FUND         FUND         FUND          FUND         FUND        FUND
                            ---------------------------------------------------------------------------
INVESTMENT INCOME:
Income:
 Interest (net of
  withholding taxes of
  $1,960 on Global
  Balanced Fund)..........  $ 4,215,047  $   176,598  $    45,047  $    221,313   $ 240,377  $  127,477
 Dividends (net of
  withholding taxes of
  $4,462, $2,749, $1,913,
  $2,161, $12,564 and
  $1,878, respectively)...    1,418,447      534,456      168,111       424,444     113,869     439,850
                            -----------  -----------  -----------  ------------   ---------  ----------
 Total investment income..    5,633,494      711,054      213,158       645,757     354,246     567,327
                            -----------  -----------  -----------  ------------   ---------  ----------
Expenses:
 Investment advisory and
  management fees.........    1,203,037      339,234      213,175     1,006,084     129,099     208,479
 Distribution and service
  maintenance fees-Class
  A.......................      264,165       94,328       75,051       278,654      17,026      54,478
 Distribution and service
  maintenance fees-Class
  B.......................      849,241      182,803       69,802       544,099      80,453     122,320
 Transfer agent fees and
  expenses-Class A........      209,799       72,363       59,800       213,843      14,409      40,526
 Transfer agent fees and
  expenses-Class B........      216,086       49,173       20,514       145,019      22,362      33,290
 Transfer agent fees and
  expenses-Class Z........        2,200           --           --         2,200          --          --
 Custodian fees and
  expenses................       70,675       36,625       35,050        66,700      87,715      40,795
 Registration fees-Class
  A.......................       19,319        3,762        8,230        23,720       2,269       5,397
 Registration fees-Class
  B.......................       21,971        4,618        5,302        16,815       2,281       4,283
 Registration fees-Class
  Z.......................           46           --           --           202          --          --
 Audit and tax consulting
  fees....................       25,710       11,325       10,140        21,855       6,940      11,295
 Trustees' fees and
  expenses................       19,909        5,574        3,467        16,147       1,980       2,745
 Printing expense.........       12,670        7,705        2,855        11,250       1,740       2,665
 Legal fees and expenses..        3,045        1,110          185         1,760          --          --
 Insurance expense........        2,024          548          335         1,584         164         184
 Interest expense.........          207        2,298        9,418        25,242          --         291
 Amortization of
  organizational expenses.           --           --           --            --         437         138
 Miscellaneous expenses...        3,790        2,099        1,833         2,201       1,115       1,054
                            -----------  -----------  -----------  ------------   ---------  ----------
 Total expenses...........    2,923,894      813,565      515,157     2,377,375     367,990     527,940
 Less: expenses
  reimbursed by
  investment adviser......       (2,237)          --           --        (2,145)    (39,251)    (90,493)
                            -----------  -----------  -----------  ------------   ---------  ----------
 Net expenses.............    2,921,657      813,565      515,157     2,375,230     328,739     437,447
                            -----------  -----------  -----------  ------------   ---------  ----------
Net investment income
 (loss)...................    2,711,837     (102,511)    (301,999)   (1,729,473)     25,507     129,880
                            -----------  -----------  -----------  ------------   ---------  ----------
REALIZED AND UNREALIZED
 GAIN (LOSS) ON
 INVESTMENTS:
Net realized gain on
 investments..............   14,064,496    6,152,510    4,919,364     7,728,349     778,118   3,195,475
Net realized gain (loss)
 on foreign currency and
 other assets and
 liabilities..............           --           --           --            --     807,245          (7)
Net change in unrealized
 appreciation/depreciation
 of investments...........   (3,820,486)  (2,832,595)  (5,949,732)  (39,630,581)   (674,943)    192,792
Net change in unrealized
 appreciation/depreciation
 of foreign currency and
 other assets and
 liabilities..............           --           --           --            --    (218,383)         --
                            -----------  -----------  -----------  ------------   ---------  ----------
Net realized and
 unrealized gain (loss) on
 investments, foreign
 currency and other assets
 and liabilities..........   10,244,010    3,319,915   (1,030,368)  (31,902,232)    692,037   3,388,260
                            -----------  -----------  -----------  ------------   ---------  ----------
NET INCREASE (DECREASE) IN
 NET ASSETS RESULTING FROM
 OPERATIONS:..............  $12,955,847  $ 3,217,404  $(1,332,367) $(33,631,705)  $ 717,544  $3,518,140
                            ===========  ===========  ===========  ============   =========  ==========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF CHANGES IN NET ASSETS

                                 BALANCED ASSETS FUND             BLUE CHIP GROWTH FUND             MID-CAP GROWTH FUND
                           --------------------------------  -------------------------------- --------------------------------
                           FOR THE SIX MONTHS FOR THE YEAR   FOR THE SIX MONTHS FOR THE YEAR  FOR THE SIX MONTHS FOR THE YEAR
                                 ENDED            ENDED            ENDED            ENDED           ENDED            ENDED
                             MARCH 31, 1997   SEPTEMBER 30,    MARCH 31, 1997   SEPTEMBER 30,   MARCH 31, 1997   SEPTEMBER 30,
                              (UNAUDITED)         1996          (UNAUDITED)         1996         (UNAUDITED)         1996
                           ---------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
 NET ASSETS:
OPERATIONS:
 Net investment income
  (loss)...............       $  2,711,837    $  3,950,337      $   (102,511)    $  (408,630)    $  (301,999)     $  (425,977)
 Net realized gain on
  investments..........         14,064,496      33,912,222         6,152,510      13,200,391       4,919,364        1,634,384
 Net change in
  unrealized
  appreciation/depreciation
  of investments.......         (3,820,486)     (8,691,595)       (2,832,595)     (2,296,867)     (5,949,732)       4,688,230
                              ------------    ------------      ------------     -----------     -----------      -----------
Net increase (decrease)
 in net assets
 resulting from
 operations............         12,955,847      29,170,964         3,217,404      10,494,894      (1,332,367)       5,896,637
                              ------------    ------------      ------------     -----------     -----------      -----------
DIVIDENDS AND
 DISTRIBUTIONS TO
 SHAREHOLDERS:
 From net investment
  income (Class A).....         (1,475,445)     (2,345,435)               --              --              --               --
 From net investment
  income (Class B).....         (1,146,279)     (1,868,201)               --              --              --               --
 From net investment
  income (Class Z).....               (175)             --                --              --              --               --
 From net realized
  gains on investments
  (Class A)............        (14,835,171)     (7,282,221)       (7,108,685)     (4,646,750)     (1,856,886)      (4,337,142)
 From net realized
  gains on investments
  (Class B)............        (17,300,021)     (9,730,482)       (5,010,638)     (4,492,488)       (619,105)      (1,083,506)
 From net realized
  gains on investments
  (Class Z)............               (994)             --                --              --              --               --
                              ------------    ------------      ------------     -----------     -----------      -----------
Total dividends and
 distributions to
 shareholders..........        (34,758,085)    (21,226,339)      (12,119,323)     (9,139,238)     (2,475,991)      (5,420,648)
                              ------------    ------------      ------------     -----------     -----------      -----------
NET INCREASE (DECREASE)
 IN NET ASSETS
 RESULTING FROM CAPITAL
 SHARE TRANSACTIONS
 (NOTE 7)..............          8,387,207      28,256,172         6,531,197       4,897,454        (991,298)       7,954,560
                              ------------    ------------      ------------     -----------     -----------      -----------
TOTAL INCREASE
 (DECREASE) IN NET
 ASSETS................        (13,415,031)     36,200,797        (2,370,722)      6,253,110      (4,799,656)       8,430,549
NET ASSETS:
Beginning of period....        318,231,962     282,031,165        88,192,906      81,939,796      55,688,186       47,257,637
                              ------------    ------------      ------------     -----------     -----------      -----------
End of period
 [including
 undistributed net
 investment income
 (loss) for March 31,
 1997 and September 30,
 1996 of $71,361,
 $(18,577); $(102,511),
 $0; $(301,999), and
 $0, respectively].....       $304,816,931    $318,231,962      $ 85,822,184     $88,192,906     $50,888,530      $55,688,186
                              ============    ============      ============     ===========     ===========      ===========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 STATEMENT OF CHANGES IN NET ASSETS

                              SMALL COMPANY GROWTH FUND            GLOBAL BALANCED FUND            GROWTH AND INCOME FUND
                           --------------------------------  -------------------------------- --------------------------------
                           FOR THE SIX MONTHS FOR THE YEAR   FOR THE SIX MONTHS FOR THE YEAR  FOR THE SIX MONTHS FOR THE YEAR
                                 ENDED            ENDED            ENDED            ENDED           ENDED            ENDED
                             MARCH 31, 1997   SEPTEMBER 30,    MARCH 31, 1997   SEPTEMBER 30,   MARCH 31, 1997   SEPTEMBER 30,
                              (UNAUDITED)         1996          (UNAUDITED)         1996         (UNAUDITED)         1996
                           ---------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
 NET ASSETS:
OPERATIONS:
 Net investment income
  (loss)...............       $ (1,729,473)   $ (1,857,708)     $    25,507      $   108,377     $   129,880      $   154,585
 Net realized gain on
  investments..........          7,728,349          14,472          778,118        1,153,686       3,195,475        1,853,730
 Net realized gain
  (loss) on foreign
  currency, other
  assets and
  liabilities..........                 --              36          807,245          797,602              (7)               2
 Net change in
  unrealized
  appreciation/depreciation
  of investments.......        (39,630,581)     33,583,299         (674,943)         218,368         192,792        1,445,861
 Net change in
  unrealized
  appreciation/depreciation
  of foreign currency,
  other assets and
  liabilities..........                 --              --         (218,383)          83,360              --               --
                              ------------    ------------      -----------      -----------     -----------      -----------
Net increase (decrease)
 in net assets
 resulting from
 operations............        (33,631,705)     31,740,099          717,544        2,361,393       3,518,140        3,454,178
                              ------------    ------------      -----------      -----------     -----------      -----------
DIVIDENDS AND
 DISTRIBUTIONS TO
 SHAREHOLDERS:
 From net investment
  income (Class A).....                 --              --         (292,534)        (478,740)        (72,849)        (123,623)
 From net investment
  income (Class B).....                 --              --         (390,427)        (693,095)        (30,158)         (58,296)
 From net investment
  income (Class Z).....                 --              --               --               --              --               --
 From net realized
  gains on investments
  (Class A)............         (5,628,252)    (16,561,192)              --               --      (1,193,264)        (175,889)
 From net realized
  gains on investments
  (Class B)............         (3,985,470)    (12,782,675)              --               --        (917,178)        (127,334)
 From net realized
  gains on investments
  (Class Z)............             (7,070)             --               --               --              --               --
                              ------------    ------------      -----------      -----------     -----------      -----------
Total dividends and
 distributions to
 shareholders..........         (9,620,792)    (29,343,867)        (682,961)      (1,171,835)     (2,213,449)        (485,142)
                              ------------    ------------      -----------      -----------     -----------      -----------
NET INCREASE (DECREASE)
 IN NET ASSETS
 RESULTING FROM CAPITAL
 SHARE TRANSACTIONS
 (NOTE 7)..............           (384,664)    106,187,132       (2,175,908)       1,366,433      30,744,365       25,962,674
                              ------------    ------------      -----------      -----------     -----------      -----------
TOTAL INCREASE
 (DECREASE) IN NET
 ASSETS................        (43,637,161)    108,583,364       (2,141,325)       2,555,991      32,049,056       28,931,710
NET ASSETS:
Beginning of period....        266,406,468     157,823,104       26,146,992       23,591,001      35,002,021        6,070,311
                              ------------    ------------      -----------      -----------     -----------      -----------
End of period
 [including
 undistributed net
 investment income for
 March 31, 1997 and
 September 30, 1996
 $(1,729,473), $0;
 $(144,548), $512,906;
 $24,357, and $(2,516),
 respectively].........       $222,769,307    $266,406,468      $24,005,667      $26,146,992     $67,051,077      $35,002,021
                              ============    ============      ===========      ===========     ===========      ===========

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

BALANCED ASSETS FUND

                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
                                    CLASS A
9/24/93-
 9/30/93(3).....  $15.07    $   --        $ 0.06      $ 0.06    $   --   $   --   $   --    $15.13      0.40%   $ 33,381
9/30/94.........   15.13      0.30         (0.23)       0.07     (0.28)   (0.30)   (0.58)    14.62      0.50      52,098
9/30/95.........   14.62      0.32          2.51        2.83     (0.45)   (0.58)   (1.03)    16.42     20.68     119,916
9/30/96.........   16.42      0.27          1.39        1.66     (0.28)   (0.99)   (1.27)    16.81     10.65     147,035
3/31/97(7)......   16.81      0.17          0.48        0.65     (0.16)   (1.75)   (1.91)    15.55      4.10     148,942
9/24/93-
 9/30/93(3).....   1.54%(4)        0.46%(4)         25%     $   NA
9/30/94.........   1.58            2.00            141          NA
9/30/95.........   1.50            2.13            130          NA
9/30/96.........   1.52            1.63            187      0.0611
3/31/97(7)......   1.49(4)         2.02(4)          95      0.0600
                                    CLASS B

6/30/93(5)......  $15.63    $ 0.30        $ 2.63      $ 2.93    $(0.30)  $(2.40)  $(2.70)   $15.86     20.29%   $113,871
7/01/93-
 9/30/93(5).....   15.86      0.05          0.49        0.54     (0.06)   (1.21)   (1.27)    15.13      3.44     137,456
9/30/94.........   15.13      0.20         (0.23)      (0.03)    (0.18)   (0.30)   (0.48)    14.62     (0.14)    180,655
9/30/95.........   14.62      0.23          2.51        2.74     (0.36)   (0.58)   (0.94)    16.42     19.96     162,115
9/30/96.........   16.42      0.17          1.38        1.55     (0.18)   (0.99)   (1.17)    16.80      9.93     171,197
3/31/97(7)......   16.80      0.12          0.50        0.62     (0.12)   (1.75)   (1.87)    15.55      3.86     155,857
6/30/93(5)......   1.91%(6)        1.94%(6)        251%     $   NA
7/01/93-
 9/30/93(5).....   2.10(4)(6)      1.36(4)(6)       25          NA
9/30/94.........   2.21            1.36            141          NA
9/30/95.........   2.12            1.59            130          NA
9/30/96.........   2.12            1.03            187      0.0611
3/31/97(7)......   2.12(4)         1.40(4)          95      0.0600
                                    CLASS Z
10/07/96-
 3/31/97(3)(7)..  $17.07    $ 0.21        $ 0.23      $ 0.44    $(0.21)  $(1.75)  $(1.96)   $15.55      2.78%   $     18
10/07/96-
 3/31/97(3)(7)..   0.99%(4)(6)     2.67%(4)(6)      95%     $   NA

--------------------------------------------------------------------------------

BLUE CHIP GROWTH FUND
                                            NET
                                        GAIN(LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- --------- ----------
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                  AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE     PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS     TURNOVER  PER SHARE@
---------------- -------------- --------------- --------- ----------
                                    CLASS A
10/08/93-
 9/30/94(3).....  $16.24    $ 0.09 (1)    $(0.26)     $(0.17)   $   --   $(0.65)  $(0.65)   $15.42     (1.05)%  $  3,207
9/30/95.........   15.42      0.02 (1)      2.99        3.01        --    (1.09)   (1.09)    17.34     21.29      42,407
9/30/96.........   17.34     (0.03)(1)      2.22        2.19        --    (1.91)   (1.91)    17.62     13.88      51,993
3/31/97(7)......   17.62        -- (1)      0.62        0.62        --    (2.43)   (2.43)    15.81      3.96      53,731
10/08/93-
 9/30/94(3).....   1.64%(4)(6)     0.65%(4)(6)     170%     $   NA
9/30/95.........   1.58(6)         0.11(6)         251          NA
9/30/96.........   1.57           (0.18)           269      0.0600
3/31/97(7)......   1.53(4)         0.03(4)         125      0.0600
                                    CLASS B

12/31/92(5).....  $12.53    $(0.13)       $ 1.19      $ 1.06    $   --   $   --   $   --    $13.59      8.46%   $ 83,237
1/01/93-
 9/30/93(5).....   13.59     (0.02)(1)      2.71        2.69        --       --       --     16.28     19.79      79,774
9/30/94.........   16.28     (0.01)(1)     (0.28)      (0.29)       --    (0.65)   (0.65)    15.34     (1.81)     71,749
9/30/95.........   15.34     (0.01)(1)      2.89        2.88        --    (1.09)   (1.09)    17.13     20.51      39,533
9/30/96.........   17.13     (0.14)(1)      2.19        2.05        --    (1.91)   (1.91)    17.27     13.17      36,199
3/31/97(7)......   17.27     (0.05)(1)      0.59        0.54        --    (2.43)   (2.43)    15.38      3.55      32,092
12/31/92(5).....   2.53%          (0.75)%          192%     $   NA
1/01/93-
 9/30/93(5).....   2.46(4)        (0.14)(4)        171          NA
9/30/94.........   2.28           (0.05)           170          NA
9/30/95.........   2.22           (0.09)           251          NA
9/30/96.........   2.23           (0.83)           269      0.0600
3/31/97(7)......   2.19(4)        (0.61)(4)        125      0.0600

------------
 @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
(1) Calculated based upon average shares outstanding
(2) Total return is not annualized and does not reflect sales load
(3) Commencement of sale of respective class of shares
(4) Annualized
(5) Pursuant to a reorganization of the SunAmerica Mutual Funds, the Equity Funds fiscal year ends were changed to September 30
(6) Net of the following expense reimbursements (based on average net assets):

                                         6/30/93 9/30/93 9/30/94 9/30/95 3/31/97
                                         ------- ------- ------- ------- -------
   Balanced Assets Class B..............  .05%    .04%     --      --      --
   Balanced Assets Class Z..............   --      --      --      --    43.04%
   Blue Chip Growth Class A.............   --      --     1.66%   .11%     --

(7) Unaudited

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

MID-CAP GROWTH FUND

                                            NET
                                        GAIN (LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD  INCOME      UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                 AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS    TURNOVER  PER SHARE@
---------------- -------------- -------------- --------- ----------
                                    CLASS A

11/30/92(4).....  $13.30    $(0.07)       $ 2.87      $ 2.80    $(0.02)  $(0.44)  $(0.46)   $15.64     21.42%     $30,024
12/01/92-
 9/30/93(4).....   15.64     (0.09)(2)      3.17        3.08        --    (0.69)   (0.69)    18.03     20.42       34,918
9/30/94.........   18.03      0.04 (2)     (1.64)      (1.60)       --    (2.65)   (2.65)    13.78     (9.60)      32,906
9/30/95.........   13.78     (0.08)(2)      4.14        4.06     (0.04)      --    (0.04)    17.80     29.51       37,714
9/30/96.........   17.80     (0.12)(2)      2.21        2.09        --    (2.11)   (2.11)    17.78     12.92       41,904
3/31/97(9)......   17.78     (0.08)(2)     (0.36)      (0.44)       --    (0.80)   (0.80)    16.54     (2.70)      39,052
11/30/92(4).....   1.76%        (0.46)%            98%    $    NA
12/01/92-
 9/30/93(4).....   1.81(3)       1.18(3)          231          NA
9/30/94.........   1.76          0.28             555          NA
9/30/95.........   1.66         (0.51)            392          NA
9/30/96.........   1.62         (0.69)            307      0.0603
3/31/97(9)......   1.64(3)      (0.89)(3)         161      0.0600
                                    CLASS B
10/04/93-
 9/30/94(5).....  $18.12    $ 0.03 (2)    $(1.80)     $(1.77)   $   --   $(2.65)  $(2.65)   $13.70    (10.56)%    $ 4,039
9/30/95.........   13.70     (0.18)(2)      4.08        3.90     (0.02)      --    (0.02)    17.58     28.55        9,544
9/30/96.........   17.58     (0.24)(2)      2.18        1.94        --    (2.11)   (2.11)    17.41     12.16       13,784
3/31/97(9)......   17.41     (0.14)(2)     (0.35)      (0.49)       --    (0.80)   (0.80)    16.12     (3.05)      11,837
10/04/93-
 9/30/94(5).....   2.43%(3)(6)   0.20%(3)(6)      555%    $    NA
9/30/95.........   2.31(7)      (0.17)(7)         392          NA
9/30/96.........   2.32         (1.43)            307      0.0603
3/31/97(9)......   2.34(3)      (1.60)(3)         161      0.0600

--------------------------------------------------------------------------------

SMALL COMPANY GROWTH FUND

                                            NET
                                        GAIN (LOSS)
                                        ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET       MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET            NET ASSETS
                  VALUE,    INVEST-      REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,                END OF
     PERIOD      BEGINNING   MENT           AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL      PERIOD
     ENDED       OF PERIOD INCOME(2)    UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(1)   (000'S)
---------------- --------- ---------    ----------- ---------- --------- -------  -------  --------- ---------  ----------
                                RATIO OF NET
                  RATIO OF       INVESTMENT
                  EXPENSES         INCOME                 AVERAGE
     PERIOD      TO AVERAGE      TO AVERAGE    PORTFOLIO COMMISSION
     ENDED       NET ASSETS      NET ASSETS    TURNOVER  PER SHARE@
---------------- -------------- -------------- --------- ----------
                                    CLASS A

11/30/92(4)(8)..  $13.88    $(0.12)       $ 3.39      $ 3.27    $   --   $(0.69)  $(0.69)   $16.46     24.31%     $32,056
12/01/92-
 9/30/93(4)(8)..   16.46     (0.02)         4.07        4.05        --    (0.73)   (0.73)    19.78     25.68       39,238
9/30/94.........   19.78     (0.10)        (1.40)      (1.50)       --    (1.46)   (1.46)    16.82     (7.74)      38,570
9/30/95.........   16.82     (0.04)         8.28        8.24        --    (0.41)   (0.41)    24.65     50.00       89,510
9/30/96.........   24.65     (0.16)         4.29        4.13        --    (4.53)   (4.53)    24.25     19.35      158,567
3/31/97(9)......   24.25     (0.12)        (2.86)      (2.98)       --    (0.86)   (0.86)    20.41    (12.76)     134,029
11/30/92(4)(8)..   1.90%        (0.88)%           209%    $    NA
12/01/92-
 9/30/93(4)(8)..   1.83(3)      (0.15)(3)         216          NA
9/30/94.........   1.67         (0.60)            411          NA
9/30/95.........   1.57         (0.22)            351          NA
9/30/96.........   1.53         (0.68)            240      0.0607
3/31/97(9)......   1.51(3)      (1.03)(3)         153      0.0600
                                    CLASS B
9/24/93-
 9/30/93(5).....  $19.66    $   --        $ 0.12      $ 0.12    $   --   $   --   $   --    $19.78      0.61%    $ 38,898
9/30/94.........   19.78     (0.20)        (1.42)      (1.62)       --    (1.46)   (1.46)    16.70     (8.40)      52,208
9/30/95.........   16.70     (0.16)         8.19        8.03        --    (0.41)   (0.41)    24.32     49.08       68,313
9/30/96.........   24.32     (0.29)         4.20        3.91        --    (4.53)   (4.53)    23.70     18.60      107,839
3/31/97(9)......   23.70     (0.20)        (2.78)      (2.98)       --    (0.86)   (0.86)    19.86    (13.06)      88,317
9/24/93-
 9/30/93(5).....   2.34%(3)     (1.70)%(3)        216%    $    NA
9/30/94.........   2.31         (1.23)            411          NA
9/30/95.........   2.22         (0.84)            351          NA
9/30/96.........   2.16         (1.30)            240      0.0607
3/31/97(9)......   2.15(3)      (1.67)(3)         153      0.0600
                                    CLASS Z
10/07/96-
 3/31/97(5)(9)..  $24.61    $(0.06)       $(3.23)     $(3.29)   $   --   $(0.86)  $(0.86)   $20.46     13.83%        $423
10/07/96-
 3/31/97(5)(9)..   1.10%(3)     (0.61)%(3)(10)    153%    $0.0600

------------
  @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
 (1) Total return is not annualized and does not reflect sales load
 (2) Calculated based upon average shares outstanding
 (3) Annualized
 (4) Pursuant to a reorganization of the SunAmerica Mutual Funds, the Equity Funds fiscal year ends were changed to September 30
 (5) Commencement of sale of respective class of shares
 (6) Net of expense reimbursement equivalent to .48% of average net assets for the period ended 9/30/94
 (7) Net of expense reimbursement equivalent to .17% of average net assets for the year ended 9/30/95
 (8) Restated to reflect a 0.984460367 for 1.00 stock split effective September 24, 1993
 (9) Unaudited
(10) Net of expense reimbursement equivalent to 1.80% of average net assets for the period ended 3/31/97

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 FINANCIAL HIGHLIGHTS

GLOBAL BALANCED FUND

                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                               RATIO OF NET
                   RATIO OF     INVESTMENT
                   EXPENSES       INCOME                AVERAGE
     PERIOD       TO AVERAGE    TO AVERAGE   PORTFOLIO COMMISSION
     ENDED       NET ASSETS(5) NET ASSETS(5) TURNOVER  PER SHARE@
---------------- ------------- ------------- --------- ----------
                                    CLASS A
6/15/94-
 9/30/94(3).....   $6.94     $0.02     $(0.05)     $(0.03)   $   --   $   --   $   --     $6.91     (0.43)%  $13,100
9/30/95.........    6.91      0.10       0.36        0.46     (0.01)      --    (0.01)     7.36      6.72      9,615
9/30/96.........    7.36      0.06       0.71        0.77     (0.42)      --    (0.42)     7.71     11.00     10,035
3/31/97(6)......    7.71      0.02       0.19        0.21     (0.23)      --    (0.23)     7.69      2.79      8,738
6/15/94-
 9/30/94(3).....     2.15%(4)      0.93%(4)      18%    $    NA
9/30/95.........     2.15          1.36         169          NA
9/30/96.........     2.15          0.84         103      0.0074
3/31/97(6)......     2.14(4)       0.60(4)       30      0.0152
                                    CLASS B
6/16/94-
 9/30/94(3).....   $6.94     $0.01     $(0.05)     $(0.04)   $   --   $   --   $   --     $6.90     (0.58)%  $13,532
9/30/95.........    6.90      0.05       0.36        0.41     (0.01)      --    (0.01)     7.30      5.91     13,976
9/30/96.........    7.30      0.02       0.70        0.72     (0.38)      --    (0.38)     7.64     10.21     16,112
3/31/97(6)......    7.64        --       0.20        0.20     (0.19)      --    (0.19)     7.65      2.60     15,267
6/16/94-
 9/30/94(3).....     2.80%(4)      0.33%(4)      18%    $    NA
9/30/95.........     2.80          0.75         169          NA
9/30/96.........     2.80          0.21         103      0.0074
3/31/97(6)......     2.79(4)      (0.04)(4)      30      0.0152

--------------------------------------------------------------------------------

GROWTH AND INCOME FUND

                                         NET
                                     GAIN(LOSS)
                                     ON INVEST-    TOTAL    DIVIDENDS DISTRI-
                 NET ASSET    NET    MENTS (BOTH    FROM    FROM NET  BUTIONS           NET ASSET           NET ASSETS
                  VALUE,    INVEST-   REALIZED    INVEST-    INVEST-   FROM     TOTAL    VALUE,               END OF
     PERIOD      BEGINNING   MENT        AND        MENT      MENT    CAPITAL  DISTRI-   END OF     TOTAL     PERIOD
     ENDED       OF PERIOD INCOME(1) UNREALIZED) OPERATIONS  INCOME    GAINS   BUTIONS   PERIOD   RETURN(2)  (000'S)
---------------- --------- --------- ----------- ---------- --------- -------  -------  --------- --------- ----------
                               RATIO OF NET
                   RATIO OF     INVESTMENT
                   EXPENSES       INCOME                AVERAGE
     PERIOD       TO AVERAGE    TO AVERAGE   PORTFOLIO COMMISSION
     ENDED       NET ASSETS(5) NET ASSETS(5) TURNOVER  PER SHARE@
---------------- ------------- ------------- --------- ----------
                                    CLASS A
7/01/94-
 9/30/94(3).....   $7.33     $0.07     $ 0.10      $ 0.17    $(0.06)  $   --   $(0.06)    $7.44      2.34%   $ 3,098
9/30/95.........    7.44      0.32       1.08        1.40     (0.30)   (0.15)   (0.45)     8.39     19.53      3,532
9/30/96.........    8.39      0.14       2.50        2.64     (0.17)   (0.39)   (0.56)    10.47     32.59     21,099
3/31/97(6)......   10.47      0.04       0.85        0.89     (0.03)   (0.44)   (0.47)    10.89      8.64     36,391
7/01/94-
 9/30/94(3).....     1.50%(4)      3.48%(4)       8%    $    NA
9/30/95.........     0.46          4.16         230          NA
9/30/96.........     0.96          1.52         161      0.0600
3/31/97(6)......     1.29(4)       0.77(4)       94      0.0600
                                    CLASS B
7/06/94-
 9/30/94(3).....   $7.33     $0.05     $ 0.11      $ 0.16    $(0.05)  $   --   $(0.05)    $7.44      2.19%   $   229
9/30/95.........    7.44      0.35       1.03        1.38     (0.28)   (0.15)   (0.43)     8.39     19.19      2,538
9/30/96.........    8.39      0.08       2.50        2.58     (0.13)   (0.39)   (0.52)    10.45     31.75     13,903
3/31/97(6)......   10.45        --       0.85        0.85     (0.01)   (0.44)   (0.45)    10.85      8.34     30,661
7/06/94-
 9/30/94(3).....     2.15%(4)      2.86%(4)       8%    $    NA
9/30/95.........     0.30          4.48         230          NA
9/30/96.........     1.58          0.73         161      0.0600
3/31/97(6)......     1.94(4)       0.08(4)       94      0.0600

------------
 @ The average commission per share is derived by taking the agency commissions paid on equity securities trades and dividing by the number of shares purchased or sold.
(1) Calculated based upon average shares outstanding
(2) Total return is not annualized and does not reflect sales load
(3) Commencement of sale of respective class of shares
(4) Annualized
(5) Net of the following expense reimbursements (based on average net assets):

                                                 9/30/94 9/30/95 9/30/96 3/31/97
                                                 ------- ------- ------- -------
   Global Balanced Class A......................   1.14%   .40%    .44%   0.32%
   Global Balanced Class B......................    .93    .45     .41    0.29
   Growth and Income Class A....................   4.48   2.96    1.01    0.32
   Growth and Income Class B....................  20.35   5.07    1.14    0.33

(6) Unaudited

See Notes to Financial Statements

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited)

                                                                    VALUE
                  SECURITY DESCRIPTION                   SHARES    (NOTE 2)
-----------------------------------------------------------------------------
COMMON STOCK--63.3%
AEROSPACE & MILITARY TECHNOLOGY--1.0%
 Boeing Co. ............................................  31,890 $  3,145,151
                                                                 ------------
APPAREL & TEXTILES--0.7%
 NIKE, Inc., Class B....................................  20,000    1,240,000
 Tommy Hilfiger Corp.+..................................  20,000    1,045,000
                                                                 ------------
                                                                    2,285,000
                                                                 ------------
AUTOMOTIVE--1.6%
 Chrysler Corp. ........................................  30,000      900,000
 Ford Motor Co. ........................................  40,000    1,255,000
 General Motors Corp. ..................................  25,000    1,384,375
 Goodyear Tire & Rubber Co. ............................  25,000    1,306,250
                                                                 ------------
                                                                    4,845,625
                                                                 ------------
BANKS--5.9%
 Bank Of Boston Corp. ..................................  20,000    1,340,000
 BankAmerica Corp. .....................................  15,000    1,511,250
 Chase Manhattan Corp. .................................  20,000    1,872,500
 Citicorp. .............................................  15,000    1,623,750
 Fleet Financial Group, Inc. ...........................  40,000    2,290,000
 Hibernia Corp. ........................................ 100,000    1,312,500
 NationsBank Corp. .....................................  40,000    2,215,000
 Summit Bancorp. ....................................... 130,000    5,687,500
                                                                 ------------
                                                                   17,852,500
                                                                 ------------
BUSINESS SERVICES--1.4%
 American Express Co. ..................................  70,000    4,191,250
                                                                 ------------
CHEMICALS--2.2%
 du Pont (E.I.) de Nemours & Co. .......................  30,000    3,180,000
 Monsanto Co. ..........................................  55,000    2,103,750
 Morton International, Inc. ............................  35,000    1,478,750
                                                                 ------------
                                                                    6,762,500
                                                                 ------------
COMMUNICATION EQUIPMENT--2.3%
 Ericsson (L.M.) Telephone Co., Class B ADR(1)..........  50,000    1,690,625
 Nokia Corp., Class A ADR(1)............................  30,000    1,747,500
 Octel Communications Corp.+............................  70,000    1,111,250
 Tellabs, Inc.+.........................................  70,000    2,528,750
                                                                 ------------
                                                                    7,078,125
                                                                 ------------
COMPUTERS & BUSINESS EQUIPMENT--1.5%
 Compaq Computer, Corp.+................................  25,000    1,915,625
 International Business Machines Corp. .................  20,000    2,747,500
                                                                 ------------
                                                                    4,663,125
                                                                 ------------

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
CONGLOMERATE--2.7%
 General Electric Co. .....................................  25,000 $  2,481,250
 Republic Industries, Inc.+................................  30,000    1,040,625
 Schlumberger Ltd. ........................................  15,000    1,608,750
 United Technologies Corp..................................  40,000    3,010,000
                                                                    ------------
                                                                       8,140,625
                                                                    ------------
DEPARTMENT STORES--1.8%
 Wal-Mart Stores, Inc. .................................... 100,000    2,787,500
 Woolworth Corp.+.......................................... 110,000    2,571,250
                                                                    ------------
                                                                       5,358,750
                                                                    ------------
ELECTRONICS--4.1%
 Diebold, Inc. ............................................  37,500    1,410,937
 Intel Corp. ..............................................  20,000    2,782,500
 Micron Technology, Inc. ..................................  30,000    1,214,175
 Motorola, Inc. ...........................................  30,000    1,825,125
 Rockwell International Corp. .............................  45,000    2,919,375
 Texas Instruments, Inc. ..................................  30,000    2,246,250
                                                                    ------------
                                                                      12,398,362
                                                                    ------------
ENERGY SERVICES--2.7%
 Exxon Corp. ..............................................  15,000    1,616,250
 Mobil Corp. ..............................................  30,000    3,918,750
 Royal Dutch Petroleum Co. ................................  15,000    2,625,000
                                                                    ------------
                                                                       8,160,000
                                                                    ------------
ENERGY SOURCES--1.7%
 Halliburton Co. ..........................................  30,000    2,032,500
 Texaco, Inc. .............................................  30,000    3,285,000
                                                                    ------------
                                                                       5,317,500
                                                                    ------------
FINANCIAL SERVICES--6.1%
 Alex Brown, Inc. .........................................  30,000    1,275,000
 Capital One Financial Corp. ..............................  80,000    2,980,000
 Dean Witter, Discover & Co. ..............................  70,000    2,441,250
 Morgan Stanley Group, Inc. ...............................  40,000    2,350,000
 Nationwide Financial Services, Inc. ......................  45,000    1,158,750
 Paine Webber Group, Inc. .................................  45,000    1,271,250
 ReliaStar Financial Corp. ................................  60,000    3,547,500
 Travelers Group, Inc. ....................................  45,000    2,154,375
 Wells Fargo & Co. ........................................   5,000    1,420,625
                                                                    ------------
                                                                      18,598,750
                                                                    ------------
FOOD, BEVERAGE & TOBACCO--2.2%
 McDonald's Corp. .........................................  67,000    3,165,750
 Philip Morris Cos., Inc. .................................  30,000    3,423,750
                                                                    ------------
                                                                       6,589,500
                                                                    ------------

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREST PRODUCTS--0.5%
 Kimberly-Clark Corp. .....................................  15,000 $  1,490,625
                                                                    ------------
HEALTH SERVICES--2.1%
 Apria Healthcare Group, Inc.+.............................  60,000    1,087,500
 Columbia/HCA Healthcare Corp. ............................  70,000    2,353,750
 United Healthcare Corp. ..................................  60,000    2,857,500
                                                                    ------------
                                                                       6,298,750
                                                                    ------------
HOUSEHOLD PRODUCTS--1.8%
 Fort Howard Corp.+........................................  45,000    1,400,625
 Procter & Gamble Co. .....................................  20,000    2,300,000
 Warner-Lambert Co. .......................................  20,000    1,730,000
                                                                    ------------
                                                                       5,430,625
                                                                    ------------
INSURANCE--3.2%
 Aetna, Inc. ..............................................  31,738    2,725,501
 Allstate Corp. ...........................................  83,000    4,928,125
 Equitable Cos., Inc. .....................................  75,000    2,043,750
                                                                    ------------
                                                                       9,697,376
                                                                    ------------
LEISURE & TOURISM--1.7%
 Carnival Corp. Class A....................................  40,000    1,480,000
 Disney (Walt) Co. ........................................  25,000    1,825,000
 MGM Grand, Inc.+..........................................  54,400    1,972,000
                                                                    ------------
                                                                       5,277,000
                                                                    ------------
MEDICAL PRODUCTS--2.0%
 Amgen, Inc.+..............................................  25,000    1,396,875
 Biogen, Inc.+.............................................  25,000      934,375
 Cephalon, Inc.+...........................................  75,000    1,575,000
 Johnson & Johnson Co. ....................................  30,000    1,586,250
 United States Surgical Corp. .............................  20,000      610,000
                                                                    ------------
                                                                       6,102,500
                                                                    ------------
METALS & MINING--1.6%
 Aluminum Co. of America...................................  40,000    2,720,000
 Crown, Cork & Seal, Inc. .................................  33,000    1,703,625
 Martin Marietta Materials, Inc. ..........................  22,000      566,500
                                                                    ------------
                                                                       4,990,125
                                                                    ------------
PHARMACEUTICALS--5.1%
 Bristol-Myers Squibb Co. .................................  40,000    2,360,000
 Chiron Corp.+.............................................  60,000    1,117,500
 Lilly (Eli) & Co. ........................................  20,000    1,645,000
 Merck & Co., Inc. ........................................  25,000    2,106,250
 Neurex Corp.+............................................. 115,000    1,365,625

                                                       SHARES/
                                                   PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                 (IN THOUSANDS)    (NOTE 2)
PHARMACEUTICALS (CONTINUED)
 Novartis AG.....................................       35,000      $  2,169,548
 Pfizer, Inc. ...................................       10,000           841,250
 Schering-Plough Corp. ..........................       25,000         1,818,750
 Teva Pharmaceutical Industries Ltd. ADR(1)......       40,000         2,220,000
                                                                    ------------
                                                                      15,643,923
                                                                    ------------
POLLUTION CONTROL--1.4%
 Browning-Ferris Industries, Inc. ...............       50,000         1,443,750
 United States Filter Corp.+.....................       55,000         1,698,125
 USA Waste Services, Inc.+.......................       35,000         1,242,500
                                                                    ------------
                                                                       4,384,375
                                                                    ------------
REAL ESTATE INVESTMENT TRUSTS--0.2%
 Liberty Property Trust..........................       20,000           490,000
                                                                    ------------
SOFTWARE--0.9%
 Microsoft Corp.+................................       30,000         2,750,625
                                                                    ------------
SPECIALTY RETAIL--2.3%
 CVS Corp. ......................................       50,000         2,306,250
 Harcourt General, Inc. .........................       35,000         1,627,500
 Home Depot, Inc. ...............................       60,000         3,210,000
                                                                    ------------
                                                                       7,143,750
                                                                    ------------
TELECOMMUNICATIONS--2.1%
 AT&T Corp. .....................................       70,000         2,432,500
 Lucent Technologies, Inc. ......................       78,102         4,119,881
                                                                    ------------
                                                                       6,552,381
                                                                    ------------
TRANSPORTATION--0.5%
 Continental Airlines, Inc.,
  Class B+.......................................       45,000         1,411,875
                                                                    ------------
TOTAL COMMON STOCK
 (COST $178,005,547).............................                    193,050,693
                                                                    ------------
BONDS & NOTES--8.9%
AEROSPACE & MILITARY TECHNOLOGY--1.3%
 Lockheed Martin Corp.
 7.25% due 5/15/06...............................      $ 4,000         3,939,160
                                                                    ------------
AUTOMOTIVE--3.2%
 Chrysler Corp.
 7.45% due 3/01/27...............................        5,000         4,735,500
 Ford Motor Credit Co.
 8.00% due 6/15/02...............................        5,000         5,163,700
                                                                    ------------
                                                                       9,899,200
                                                                    ------------

 SUNAMERICA BALANCED ASSETS FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                   PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                 (IN THOUSANDS)    (NOTE 2)
--------------------------------------------------------------------------------
BONDS & NOTES (CONTINUED)
BANKS--0.7%
 Chase Manhattan Corp.
 Subordinated Note...............................
 7.88% due 8/01/04...............................      $ 2,000      $  1,991,060
                                                                    ------------
FINANCIAL SERVICES--3.7%
 Bear Stearns Cos., Inc.
 6.63% due 1/15/04...............................        5,000         4,791,100
 DLJ Mortgage Acceptance Corp.
 7.35% due 9/18/03...............................        4,628         4,606,170
 Donaldson Lufkin & Jenrette, Inc.
 6.88% due 11/01/05..............................        2,000         1,892,680
                                                                    ------------
                                                                      11,289,950
                                                                    ------------
TOTAL BONDS & NOTES
 (COST $27,360,600)..............................                     27,119,370
                                                                    ------------
FEDERAL NATIONAL MORTGAGE ASSOCIATION--1.1%
 6.50% due 9/01/10
 (cost $3,375,491)...............................        3,453         3,335,005
                                                                    ------------
U.S. TREASURY NOTES--17.0%
 5.75% due 10/31/97..............................        5,000         4,996,850
 6.25% due 3/31/99...............................       15,000        14,948,400
 6.50% due 10/15/06..............................       10,000         9,689,100
 6.88% due 7/31/99-3/31/00.......................       10,000        10,071,850
 7.25% due 8/15/04...............................       12,000        12,253,125
                                                                    ------------
TOTAL U.S. TREASURY NOTES
 (COST $52,674,322)..............................                     51,959,325
                                                                    ------------

                                                 PRINCIPAL AMOUNT     VALUE
              SECURITY DESCRIPTION                (IN THOUSANDS)    (NOTE 2)
U.S. TREASURY BONDS--7.6%
 6.63% due 2/15/27..............................     $12,500      $  11,761,750
 11.25% due 2/15/15.............................       8,000         11,248,720
                                                                  -------------
TOTAL U.S. TREASURY BONDS
 (COST $24,063,830).............................                     23,010,470
                                                                  -------------
TOTAL INVESTMENT SECURITIES--97.9%
 (COST $285,479,790)............................                    298,474,863
                                                                  -------------
REPURCHASE AGREEMENT--3.9%
 Joint Repurchase Agreement Account (Note 2)
  (cost $11,942,000)............................      11,942         11,942,000
                                                                  -------------
TOTAL INVESTMENTS--
 (COST $297,421,790)............................       101.8%       310,416,863
Liabilities in excess of other assets...........        (1.8)        (5,599,932)
                                                     -------      -------------
NET ASSETS--                                           100.0%     $ 304,816,931
                                                      ======      =============

--------
 +Non-income producing security
(1)ADR ("American Depositary Receipt")

See Notes to Financial Statements

 SUNAMERICA BLUE CHIP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited)

                                                                     VALUE
                   SECURITY DESCRIPTION                    SHARES  (NOTE 2)
-----------------------------------------------------------------------------
COMMON STOCK--94.0%
AEROSPACE & MILITARY TECHNOLOGY--1.2%
 Boeing Co. .............................................. 10,630 $ 1,048,384
                                                                  -----------
APPAREL & TEXTILES--2.0%
 NIKE, Inc., Class B...................................... 10,000     620,000
 Stride Rite Corp. ....................................... 40,000     600,000
 Tommy Hilfiger Corp.+.................................... 10,000     522,500
                                                                  -----------
                                                                    1,742,500
                                                                  -----------
AUTOMOTIVE--2.2%
 Chrysler Corp. .......................................... 20,000     600,000
 Ford Motor Co. .......................................... 15,000     470,625
 General Motors Corp. .................................... 15,000     830,625
                                                                  -----------
                                                                    1,901,250
                                                                  -----------
BANKS--7.7%
 BankAmerica Corp. .......................................  5,000     503,750
 Chase Manhattan Corp. ...................................  5,000     468,125
 Citicorp. ............................................... 10,000   1,082,500
 Fleet Financial Group, Inc. ............................. 15,000     858,750
 Hibernia Corp. .......................................... 70,000     918,750
 NationsBank Corp. ....................................... 26,000   1,439,750
 Summit Bancorp. ......................................... 30,000   1,312,500
                                                                  -----------
                                                                    6,584,125
                                                                  -----------
BUSINESS SERVICES--2.1%
 American Express Co. .................................... 30,000   1,796,250
                                                                  -----------
CHEMICALS--2.6%
 du Pont (E.I.) de Nemours & Co. ......................... 10,000   1,060,000
 Monsanto Co. ............................................ 15,000     573,750
 Morton International, Inc. .............................. 15,000     633,750
                                                                  -----------
                                                                    2,267,500
                                                                  -----------
COMMUNICATION EQUIPMENT--4.0%
 Ericsson (L.M.) Telephone Co., Class B ADR(1)............ 20,000     676,250
 Nokia Corp., Class A ADR(1).............................. 20,000   1,165,000
 Octel Communications Corp.+.............................. 30,000     476,250
 Tellabs, Inc.+........................................... 30,000   1,083,750
                                                                  -----------
                                                                    3,401,250
                                                                  -----------
COMPUTERS & BUSINESS EQUIPMENT--4.2%
 Compaq Computer, Corp.+.................................. 15,000   1,149,375
 Hewlett-Packard Co. ..................................... 20,000   1,065,000
 International Business Machines Corp. ................... 10,000   1,373,750
                                                                  -----------
                                                                    3,588,125
                                                                  -----------

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
CONGLOMERATE--4.1%
 General Electric Co. ....................................... 10,000 $   992,500
 Republic Industries, Inc.+.................................. 10,000     346,875
 Schlumberger Ltd. .......................................... 10,000   1,072,500
 United Technologies Corp. .................................. 15,000   1,128,750
                                                                     -----------
                                                                       3,540,625
                                                                     -----------
DEPARTMENT STORES--1.8%
 Wal-Mart Stores, Inc. ...................................... 30,000     836,250
 Woolworth Corp.+............................................ 30,000     701,250
                                                                     -----------
                                                                       1,537,500
                                                                     -----------
ELECTRONICS--6.1%
 Diebold, Inc. .............................................. 15,000     564,375
 Intel Corp. ................................................ 10,000   1,391,250
 Micron Technology, Inc. .................................... 15,000     607,088
 Motorola, Inc. ............................................. 15,000     912,562
 Rockwell International Corp. ............................... 10,000     648,750
 Texas Instruments, Inc. .................................... 15,000   1,123,125
                                                                     -----------
                                                                       5,247,150
                                                                     -----------
ENERGY SERVICES--3.2%
 Exxon Corp. ................................................  5,000     538,750
 Mobil Corp. ................................................ 10,000   1,306,250
 Royal Dutch Petroleum Co. ..................................  5,000     875,000
                                                                     -----------
                                                                       2,720,000
                                                                     -----------
ENERGY SOURCES--3.5%
 Halliburton Co. ............................................ 20,000   1,355,000
 Pogo Producing Co. ......................................... 15,000     540,000
 Texaco, Inc. ............................................... 10,000   1,095,000
                                                                     -----------
                                                                       2,990,000
                                                                     -----------
ENTERTAINMENT PRODUCTS--0.8%
 Mattel, Inc. ............................................... 30,000     720,000
                                                                     -----------
FINANCIAL SERVICES--7.9%
 Alex Brown, Inc. ........................................... 10,000     425,000
 Capital One Financial Corp. ................................ 30,000   1,117,500
 Dean Witter, Discover & Co. ................................ 25,000     871,875
 Morgan Stanley Group, Inc. ................................. 10,000     587,500
 Nationwide Financial Services, Inc. ........................ 30,000     772,500
 Paine Webber Group, Inc. ................................... 30,000     847,500
 ReliaStar Financial Corp. .................................. 20,000   1,182,500
 Travelers Group, Inc. ...................................... 20,000     957,500
                                                                     -----------
                                                                       6,761,875
                                                                     -----------
FOOD, BEVERAGE & TOBACCO--2.4%
 McDonald's Corp. ........................................... 20,000     945,000
 Philip Morris Cos., Inc. ................................... 10,000   1,141,250
                                                                     -----------
                                                                       2,086,250
                                                                     -----------

 SUNAMERICA BLUE CHIP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)


                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREST PRODUCTS--1.2%
 Kimberly-Clark Corp. ....................................... 10,000 $   993,750
                                                                     -----------
HEALTH SERVICES--3.0%
 Apria Healthcare Group, Inc.+............................... 30,000     543,750
 Columbia/HCA Healthcare Corp. .............................. 22,000     739,750
 Health Management Associates+............................... 15,000     356,250
 United Healthcare Corp. .................................... 20,000     952,500
                                                                     -----------
                                                                       2,592,250
                                                                     -----------
HOUSEHOLD PRODUCTS--1.7%
 Procter & Gamble Co. .......................................  5,000     575,000
 Warner-Lambert Co. ......................................... 10,000     865,000
                                                                     -----------
                                                                       1,440,000
                                                                     -----------
INSURANCE--5.6%
 Aetna, Inc. ................................................ 18,369   1,577,438
 Allstate Corp. ............................................. 25,000   1,484,375
 Equitable Cos., Inc. ....................................... 30,000     817,500
 TIG Holdings, Inc.+......................................... 30,000     952,500
                                                                     -----------
                                                                       4,831,813
                                                                     -----------
LEISURE & TOURISM--2.3%
 Carnival Corp., Class A..................................... 20,000     740,000
 Family Golf Ctrs Inc. ...................................... 28,000     547,750
 MGM Grand, Inc.+............................................ 20,000     725,000
                                                                     -----------
                                                                       2,012,750
                                                                     -----------
MEDICAL PRODUCTS--3.0%
 Amgen, Inc.+................................................ 13,000     726,375
 Biogen, Inc.+............................................... 15,000     560,625
 Cephalon, Inc.+............................................. 20,000     420,000
 Johnson & Johnson Co. ...................................... 10,000     528,750
 United States Surgical Corp. ............................... 10,000     305,000
                                                                     -----------
                                                                       2,540,750
                                                                     -----------
METALS & MINING--2.5%
 Aluminum Co. of America..................................... 15,000   1,020,000
 Crown, Cork & Seal, Inc. ................................... 14,000     722,750
 Martin Marietta Materials, Inc. ............................ 14,000     360,500
                                                                     -----------
                                                                       2,103,250
                                                                     -----------
PHARMACEUTICALS--9.1%
 Bristol-Myers Squibb Co. ................................... 20,000   1,180,000
 Chiron Corp.+............................................... 30,000     558,750
 IDEC Pharmaceuticals Corp.+................................. 35,000     833,437
 Lilly (Eli) & Co. .......................................... 10,000     822,500
 Merck & Co., Inc. .......................................... 10,000     842,500
 Neurex Corp.+............................................... 80,000     950,000
 Novartis AG................................................. 10,000     619,871

                                                       SHARES/
                                                   PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                 (IN THOUSANDS)   (NOTE 2)
PHARMACEUTICALS (CONTINUED)
 Pfizer, Inc. ....................................       5,000      $   420,625
 Schering-Plough Corp. ...........................      10,000          727,500
 Teva Pharmaceutical Industries
  Ltd. ADR(1).....................................      15,000          832,500
                                                                    -----------
                                                                      7,787,683
                                                                    -----------
POLLUTION CONTROL--1.5%
 United States Filter Corp. ......................      20,000          617,500
 USA Waste Services, Inc.+........................      20,000          710,000
                                                                    -----------
                                                                      1,327,500
                                                                    -----------
SOFTWARE--1.1%
 Microsoft Corp.+.................................      10,000          916,875
                                                                    -----------
SPECIALTY RETAIL--3.8%
 CVS Corp. .......................................      20,000          922,500
 Harcourt General, Inc. ..........................      15,000          697,500
 Home Depot, Inc. ................................      30,000        1,605,000
                                                                    -----------
                                                                      3,225,000
                                                                    -----------
TELECOMMUNICATIONS--2.9%
 AT&T Corp. ......................................      25,000          868,750
 Lucent Technologies, Inc. .......................      30,000        1,582,500
                                                                    -----------
                                                                      2,451,250
                                                                    -----------
TRANSPORTATION--0.5%
 Continental Airlines, Inc., Class B+.............      15,000          470,625
                                                                    -----------
TOTAL COMMON STOCK
 (COST $77,558,861)...............................                   80,626,280
                                                                    -----------
TOTAL INVESTMENT SECURITIES--94.0%
 (COST $77,558,861)...............................                   80,626,280
                                                                    -----------
REPURCHASE AGREEMENT--8.7%
 Joint Repurchase Agreement Account (Note 2)
  (cost $7,498,000)...............................     $ 7,498        7,498,000
                                                                    -----------
TOTAL INVESTMENTS--
 (cost $85,056,861)...............................       102.7%      88,124,280
Liabilities in excess of other assets.............        (2.7)      (2,302,096)
                                                       -------      -----------
NET ASSETS--                                             100.0%     $85,822,184
                                                       =======      ===========

--------
 + Non-income producing security
(1) ADR ("American Depositary Receipt")

See Notes to Financial Statements

 SUNAMERICA MID-CAP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited)

                                                                      VALUE
                   SECURITY DESCRIPTION                     SHARES  (NOTE 2)
------------------------------------------------------------------------------
COMMON STOCK--93.1%
AEROSPACE & MILITARY TECHNOLOGY--3.6%
 BE Aerospace, Inc.+....................................... 20,000 $   490,000
 Boeing Co. ...............................................  5,252     517,978
 REMEC, Inc.+.............................................. 37,500     806,250
                                                                   -----------
                                                                     1,814,228
                                                                   -----------
APPAREL & TEXTILES--5.3%
 Authentic Fitness Corp. .................................. 30,000     442,500
 Gucci Group NV ADR(1).....................................  9,000     649,125
 Jones Apparel Group, Inc.+................................ 10,000     371,250
 Pacific Sunwear of California+............................ 13,500     442,125
 Stride Rite Corp. ........................................ 20,000     300,000
 TJX Cos., Inc. ........................................... 11,600     495,900
                                                                   -----------
                                                                     2,700,900
                                                                   -----------
AUTOMOTIVE--1.6%
 Brunswick Corp. .......................................... 30,000     806,250
                                                                   -----------
BANKS--4.4%
 First Commerce Corp. ..................................... 10,000     405,000
 FirstFed Financial Corp. Delaware......................... 20,000     470,000
 Hibernia Corp. ........................................... 30,000     393,750
 PNC Bank Corp. ........................................... 15,000     600,000
 Summit Bancorp. ..........................................  8,000     350,000
                                                                   -----------
                                                                     2,218,750
                                                                   -----------
BROADCASTING & MEDIA--1.8%
 Mecklermedia Corp.+....................................... 10,900     261,600
 New York Times Co., Class A............................... 15,000     661,875
                                                                   -----------
                                                                       923,475
                                                                   -----------
BUSINESS SERVICES--3.2%
 American Express Co. ..................................... 10,000     598,750
 Applied Graphics Technologies+............................ 15,100     534,163
 Federal Express Corp.+.................................... 10,000     521,250
                                                                   -----------
                                                                     1,654,163
                                                                   -----------
CHEMICALS--4.3%
 Air Products & Chemicals, Inc. ...........................  5,000     339,375
 Betz Laboratories, Inc. .................................. 10,000     631,250
 Monsanto Co. ............................................. 10,000     382,500
 Nalco Chemical Co. ....................................... 10,000     373,750
 Praxair, Inc. ............................................ 10,000     448,750
                                                                   -----------
                                                                     2,175,625
                                                                   -----------
COMMUNICATION EQUIPMENT--0.6%
 Tellabs, Inc.+............................................  8,000     289,000
                                                                   -----------
COMPUTERS & BUSINESS EQUIPMENT--0.2%
 Micron Electronics, Inc.+.................................  5,000      95,625
                                                                   -----------

                                                                        VALUE
                    SECURITY DESCRIPTION                      SHARES  (NOTE 2)
CONGLOMERATE--1.9%
 Tyco International Ltd. .................................... 18,000 $   990,000
                                                                     -----------
DEPARTMENT STORES--0.9%
 Penney (J.C.) Co, Inc. ..................................... 10,000     476,250
                                                                     -----------
ELECTRONICS--3.6%
 Exabyte Corp.+.............................................. 20,000     242,500
 Jabil Circuit, Inc.+........................................ 10,000     450,625
 National Semiconductor Corp.+............................... 15,000     412,500
 Rockwell International Corp. ...............................  8,000     519,000
 Veeco Instruments, Inc.+....................................  7,000     205,625
                                                                     -----------
                                                                       1,830,250
                                                                     -----------
ENERGY SERVICES--1.1%
 Global Marine, Inc.+........................................ 15,000     322,500
 Rowan Cos., Inc.+........................................... 10,000     226,250
                                                                     -----------
                                                                         548,750
                                                                     -----------
FINANCIAL SERVICES--5.5%
 Associates First Capital Corp. ............................. 10,000     430,000
 Bay View Capital Corp. ..................................... 10,000     510,000
 Commercial Federal Corp. ................................... 20,000     675,000
 Merrill Lynch & Co., Inc. ..................................  3,000     257,625
 Nationwide Financial Services, Inc. ........................ 10,000     257,500
 Raymond James Financial, Inc. .............................. 10,000     316,250
 Salomon, Inc. ..............................................  7,000     349,125
                                                                     -----------
                                                                       2,795,500
                                                                     -----------
FOOD, BEVERAGE & TOBACCO--3.4%
 Coca Cola Enterprises, Inc. ................................ 20,000   1,147,500
 Flowers Industries, Inc. ................................... 25,000     571,875
                                                                     -----------
                                                                       1,719,375
                                                                     -----------
FOREST PRODUCTS--1.2%
 Sealed Air Corp.+...........................................  8,500     349,563
 Silgan Holdings, Inc.+...................................... 10,000     250,000
                                                                     -----------
                                                                         599,563
                                                                     -----------
HEALTH SERVICES--0.7%
 HEALTHSOUTH Corp.+.......................................... 20,000     382,500
                                                                     -----------
HOUSEHOLD PRODUCTS--4.8%
 Amway Asia Pacific Ltd. .................................... 20,000     752,500
 Corning, Inc. .............................................. 10,000     443,750
 Fort Howard Corp.+.......................................... 15,300     476,212
 Scotts Co.+................................................. 15,000     345,000
 Warner-Lambert Co. .........................................  5,000     432,500
                                                                     -----------
                                                                       2,449,962
                                                                     -----------

 SUNAMERICA MID-CAP GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                                        VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
INSURANCE--8.0%
 Aetna, Inc. ...............................................  12,000 $ 1,030,500
 Allmerica Financial Corp. .................................  10,000     351,250
 Allstate Corp. ............................................  10,000     593,750
 Chubb Corp. ...............................................  10,000     538,750
 Conseco, Inc. .............................................  10,000     356,250
 Protective Life Corp. .....................................   5,000     210,000
 Provident Co., Inc. .......................................   5,000     273,750
 UNUM Corp. ................................................  10,000     730,000
                                                                     -----------
                                                                       4,084,250
                                                                     -----------
LEISURE & TOURISM--0.7%
 Disney (Walt) Co. .........................................   5,000     365,000
                                                                     -----------
MACHINERY--2.7%
 Flanders Corp.+(2)(3)...................................... 100,000     843,750
 Precision Castparts Corp. .................................  10,000     510,000
                                                                     -----------
                                                                       1,353,750
                                                                     -----------
METALS & MINING--2.2%
 Crown, Cork & Seal, Inc. ..................................   9,000     464,625
 EASCO, Inc. ...............................................  80,000     640,000
                                                                     -----------
                                                                       1,104,625
                                                                     -----------
PHARMACEUTICALS--6.2%
 Bristol-Myers Squibb Co. ..................................   6,000     354,000
 Glaxo Wellcome PLC ADR(1)..................................  10,000     353,750
 Lilly (Eli) & Co. .........................................   5,000     411,250
 Merck & Co., Inc. .........................................   7,000     589,750
 Teva Pharmaceutical Industries Ltd. ADR(1).................  26,500   1,470,750
                                                                     -----------
                                                                       3,179,500
                                                                     -----------
POLLUTION CONTROL--3.9%
 Philip Environmental, Inc.+................................  30,000     453,750
 United Waste Systems, Inc.+................................  30,000   1,117,500
 USA Waste Services, Inc.+..................................  12,000     426,000
                                                                     -----------
                                                                       1,997,250
                                                                     -----------
REAL ESTATE INVESTMENT TRUSTS--6.0%
 Bay Apartment Communities, Inc. ...........................  15,000     538,125
 Crescent Real Estate Equities..............................  20,000     535,000
 Innkeepers USA Trust.......................................  45,000     658,125
 Starwood Lodging Trust.....................................  22,500     877,500
 Weingarten Realty Investors................................  10,000     423,750
                                                                     -----------
                                                                       3,032,500
                                                                     -----------
RESTAURANTS--0.6%
 Starbucks Corp.+...........................................  10,000     296,250
                                                                     -----------
SOFTWARE--2.9%
 Adobe Systems, Inc. .......................................  10,000     401,250
 Baan Co. NV+...............................................  10,000     446,250

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES   (NOTE 2)
SOFTWARE (CONTINUED)
 BMC Software, Inc.+....................................... 10,000  $   461,250
 Novell, Inc.+............................................. 20,000      190,000
                                                                    -----------
                                                                      1,498,750
                                                                    -----------
SPECIALTY RETAIL--7.2%
 CVS Corp. ................................................ 18,000      830,250
 Footstar, Inc.+........................................... 18,000      533,250
 MacFrugals Bargains Close-Outs, Inc.+..................... 25,000      662,500
 Michaels Stores, Inc.+.................................... 25,000      459,375
 Samsonite Corp.+.......................................... 27,000    1,167,750
                                                                    -----------
                                                                      3,653,125
                                                                    -----------
TELECOMMUNICATIONS--1.3%
 Lucent Technologies, Inc. ................................  7,000      369,250
 Teleport Communications Group,
  Class A+................................................. 14,000      322,000
                                                                    -----------
                                                                        691,250
                                                                    -----------
TRANSPORTATION--1.6%
 Caliber System, Inc. ..................................... 10,000      265,000
 Consolidated Freightways, Inc. ........................... 20,000      542,500
                                                                    -----------
                                                                        807,500
                                                                    -----------
UTILITIES--1.7%
 El Paso Natural Gas Co. .................................. 15,000      849,375
                                                                    -----------
TOTAL COMMON STOCK
 (COST $42,815,524)........................................          47,383,291
                                                                    -----------
WARRANTS--0.7%
ELECTRONICS--0.7%
 Intel Corp.
  (cost $255,938)..........................................  3,500      346,938
                                                                    -----------
TOTAL INVESTMENT SECURITIES--93.8%
 (cost $43,071,462)........................................          47,730,229
                                                                    -----------
TOTAL INVESTMENTS--
 (COST $43,071,462)........................................   93.8%  47,730,229
Other assets less liabilities..............................    6.2    3,158,301
                                                            ------  -----------
NET ASSETS--                                                 100.0% $50,888,530
                                                            ======  ===========

--------
 + Non-income producing security
(1) ADR ("American Depositary Receipts")
(2) Fair valued security, see Note 2
(3) At March 31, 1997 the Fund held a restricted security amounting to 1.7% of net assets. The Fund will not bear any costs, including those involved in registration under the Securities Act of 1933, in the connection with the disposition of the securities.

                     DATE OF   UNIT  VALUATION AS OF
    DESCRIPTION    ACQUISITION COST  MARCH 31, 1997
   --------------  ----------- ----- ---------------
   Flanders Corp.    5/09/96   $5.00      $8.44

See Notes to Financial Statements

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited)

                                                                    VALUE
                  SECURITY DESCRIPTION                   SHARES    (NOTE 2)
-----------------------------------------------------------------------------
COMMON STOCK--91.0%
AEROSPACE & MILITARY TECHNOLOGY--2.1%
 BE Aerospace, Inc.+....................................  55,000 $  1,347,500
 REMEC, Inc.+........................................... 158,500    3,407,750
                                                                 ------------
                                                                    4,755,250
                                                                 ------------
APPAREL & TEXTILES--5.3%
 Authentic Fitness Corp. ...............................  60,000      885,000
 Gucci Group NV ADR(1)..................................  15,000    1,081,875
 Jones Apparel Group, Inc.+.............................  20,000      742,500
 North Face, Inc.+......................................  46,500      773,063
 Pacific Sunwear of California+.........................  41,250    1,350,937
 Quiksilver, Inc.+......................................  50,000    1,187,500
 Stage Stores, Inc.+....................................  21,200      466,400
 Stride Rite Corp. ..................................... 135,000    2,025,000
 TJX Cos., Inc. ........................................  38,400    1,641,600
 Warnaco Group, Inc. Class A............................  55,000    1,636,250
                                                                 ------------
                                                                   11,790,125
                                                                 ------------
BANKS--7.8%
 First American Corp. (Tennessee).......................  72,500    4,612,812
 First Commerce Corp. ..................................  42,000    1,701,000
 First Tennessee National Corp. ........................  30,000    1,267,500
 FirstFed Financial Corp. Delaware......................  30,000      705,000
 Hamilton Bancorp, Inc. ................................  65,000    1,121,250
 Hibernia Corp., Class A................................  55,000      721,875
 Long Island Bancorp, Inc. .............................  55,000    1,818,438
 PNC Bank Corp. ........................................  39,500    1,580,000
 Summit Bancorp. .......................................  46,500    2,034,375
 U.S. Bancorp ..........................................  35,000    1,872,500
                                                                 ------------
                                                                   17,434,750
                                                                 ------------
BROADCASTING & MEDIA--2.1%
 Mecklermedia Corp.+.................................... 148,600    3,566,400
 Yahoo, Inc.+...........................................  35,000      984,375
                                                                 ------------
                                                                    4,550,775
                                                                 ------------
BUSINESS SERVICES--6.1%
 Administaff, Inc.+.....................................  87,500    1,454,688
 America Online, Inc.+..................................  20,000      847,500
 Applied Graphics Technologies+.........................  45,500    1,609,562
 Datamark Holdings, Inc.+............................... 290,323    2,177,422
 NCO Group, Inc.+.......................................  78,200    1,710,625
 ProSoft Development, Inc.+............................. 260,000    3,900,000
 ProSoft Development, Inc.+(2)(3)....................... 100,000    1,050,000
 Vincam Group, Inc.+....................................  30,000      821,250
                                                                 ------------
                                                                   13,571,047
                                                                 ------------
CHEMICALS--2.2%
 Betz Laboratories, Inc. ...............................  28,100    1,773,813
 Fuller (H. B.) Co. ....................................  25,000    1,218,750
 Nalco Chemical Co. ....................................  52,000    1,943,500
                                                                 ------------
                                                                    4,936,063
                                                                 ------------

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
COMMUNICATION EQUIPMENT--3.1%
 ANADIGICS, Inc.+..........................................  77,500 $  2,092,500
 Digital Microwave Corp.+..................................  18,700      359,975
 DSP Communications, Inc.+.................................  67,500      649,688
 QUALCOMM, Inc.+...........................................  30,000    1,691,250
 Tele-Communications Liberty Media Group, Series A+........  50,000      996,875
 Tellabs, Inc.+............................................  33,500    1,210,187
                                                                    ------------
                                                                       7,000,475
                                                                    ------------
COMPUTERS & BUSINESS EQUIPMENT--3.3%
 Accent Color Sciences, Inc.+..............................  20,000      102,500
 CHS Electronics, Inc.+....................................  65,000    1,324,375
 Data General Corp.+.......................................  30,000      510,000
 Hutchinson Technology, Inc.+..............................  34,000      969,000
 Linear Technology Corp....................................  55,000    2,433,750
 Micron Electronics, Inc.+.................................  35,000      669,375
 Micron Technology, Inc....................................  20,000      810,000
 Splash Technology Holdings, Inc.+.........................  20,000      500,000
                                                                    ------------
                                                                       7,319,000
                                                                    ------------
CONSTRUCTION & HOUSING--0.6%
 Chicago Bridge And Iron Co. NV ...........................  70,000    1,242,500
                                                                    ------------
DEPARTMENT STORES--0.9%
 Penney (J.C.) Co, Inc. ...................................  40,000    1,905,000
                                                                    ------------
ELECTRONICS--5.5%
 Advanced Micro Devices, Inc.+.............................  50,000    2,075,000
 California Micro Devices Corp.+........................... 207,500    1,530,312
 Diebold, Inc..............................................  18,750      705,469
 Exabyte Corp.+............................................  55,000      666,875
 Jabil Circuit, Inc.+......................................  20,000      901,250
 LSI Logic Corp.+..........................................  30,000    1,042,500
 Micrel, Inc.+.............................................  10,000      290,000
 Motorola, Inc. ...........................................  10,500      633,938
 Perkin-Elmer Corp. .......................................  20,000    1,287,500
 Photronics, Inc.+.........................................   5,000      146,875
 Supertex, Inc.+...........................................  40,000      470,000
 Veeco Instruments, Inc.+..................................  46,000    1,351,250
 Vitesse Semiconductor Corp.+..............................  45,000    1,243,125
                                                                    ------------
                                                                      12,344,094
                                                                    ------------
ENERGY SERVICES--5.7%
 Diamond Offshore Drilling, Inc.+..........................  17,600    1,205,600
 ENSCO International, Inc.+................................  42,500    2,093,125
 Falcon Drilling Co., Inc.+................................  60,000    2,220,000
 Marine Drilling Co., Inc.+................................  35,000      621,250
 Noble Drilling Corp.+..................................... 137,500    2,371,875
 Petroleum Geo-Services ASA ADR(1)+........................  65,000    2,795,000
 Reading & Bates Corp.+....................................  65,000    1,470,625
                                                                    ------------
                                                                      12,777,475
                                                                    ------------

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
ENERGY SOURCES--1.2%
 Edge Petroleum Corp. Delaware+............................  74,000 $  1,184,000
 Pride Petroleum Services, Inc.+...........................  70,000    1,452,500
                                                                    ------------
                                                                       2,636,500
                                                                    ------------
FINANCIAL SERVICES--5.9%
 Alex Brown, Inc. .........................................  30,000    1,275,000
 Ameritrade Holding Corp., Class A+........................  13,400      209,375
 Bay View Capital Corp.....................................  50,000    2,550,000
 Capital One Financial Corp. ..............................  12,100      450,725
 Commercial Federal Corp. .................................  30,000    1,012,500
 E*TRADE Group, Inc.+......................................  50,000      900,000
 Edwards (A.G.), Inc. .....................................  30,000      922,500
 Legg Mason, Inc. .........................................  23,200      980,200
 Metris Cos, Inc.+.........................................  36,500      912,500
 Nationwide Financial Services, Inc. Class A...............  85,300    2,196,475
 Raymond James Financial, Inc. ............................  55,000    1,739,375
                                                                    ------------
                                                                      13,148,650
                                                                    ------------
FOOD, BEVERAGE & TOBACCO--0.8%
 Flowers Industries, Inc. .................................  80,000    1,830,000
                                                                    ------------
FOREST PRODUCTS--0.7%
 Sealed Air Corp.+.........................................  17,000      699,125
 Silgan Holdings, Inc.+....................................  35,000      875,000
                                                                    ------------
                                                                       1,574,125
                                                                    ------------
HEALTH SERVICES--1.1%
 HEALTHSOUTH Corp.+........................................  25,000      478,125
 NovaCare, Inc.+........................................... 160,000    1,940,000
                                                                    ------------
                                                                       2,418,125
                                                                    ------------
HOUSEHOLD PRODUCTS--1.7%
 Fort Howard Corp.+........................................  16,700      519,788
 Scotts Co.+...............................................  85,600    1,968,800
 Warner-Lambert Co. .......................................  15,000    1,297,500
                                                                    ------------
                                                                       3,786,088
                                                                    ------------
INSURANCE--3.4%
 Conseco, Inc. ............................................  10,000      356,250
 Equitable of Iowa Cos. ...................................  60,000    3,000,000
 Maxicare Health Plans, Inc.+..............................  40,000    1,005,000
 Penn Treaty American Corp.+...............................  70,000    1,820,000
 Penn-America Group, Inc. .................................  10,000      125,000
 ReliaStar Financial Corp. ................................  20,000    1,182,500
                                                                    ------------
                                                                       7,488,750
                                                                    ------------
LEISURE & TOURISM--1.2%
 CapStar Hotel Co.+........................................  85,000    2,380,000
 Interstate Hotels Co.+....................................  10,000      282,500
                                                                    ------------
                                                                       2,662,500
                                                                    ------------

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)
MACHINERY--3.1%
 Flanders Corp.+........................................... 151,700 $  1,441,150
 Flanders Corp.+(2)(3)..................................... 400,000    3,375,000
 Precision Castparts Corp. ................................  40,000    2,040,000
                                                                    ------------
                                                                       6,856,150
                                                                    ------------
MANUFACTURING--0.2%
 Zitel Corp.+..............................................  15,000      451,875
                                                                    ------------
MEDICAL PRODUCTS--3.4%
 Biora AB ADR(1)+..........................................  51,000    1,020,000
 Coherent, Inc.+...........................................  50,000    2,390,625
 Cytyc Corp.+..............................................  25,000      468,750
 Guidant Corp. ............................................  10,000      615,000
 Myriad Genetics, Inc.+....................................  45,000    1,552,500
 Neurex Corp.+.............................................  20,000      237,500
 Ventana Medical Systems, Inc.+............................  90,000    1,260,000
                                                                    ------------
                                                                       7,544,375
                                                                    ------------
PHARMACEUTICALS--6.1%
 Allergan Ligand Retinoid Theraputics, Inc.+(4)............  75,000    2,118,750
 Bristol-Myers Squibb Co. .................................  20,000    1,180,000
 Guilford Pharmaceuticals, Inc.+...........................  82,500    1,711,875
 IDEC Pharmaceuticals Corp.+...............................  95,000    2,262,187
 Kos Pharmaceuticals, Inc.+................................  25,000      500,000
 Ligand Pharmaceuticals, Inc.,
  Class B+.................................................  65,000      731,250
 Millenium Pharmaceuticals, Inc.+..........................   4,000       54,500
 PAREXAL International Corp.+..............................  15,000      345,000
 PathoGenesis Corp.+.......................................  25,000      625,000
 Teva Pharmaceutical Industries Ltd. ADR(1)................  72,500    4,023,750
                                                                    ------------
                                                                      13,552,312
                                                                    ------------
POLLUTION CONTROL--2.6%
 Culligan Water Technologies, Inc.+........................  30,000    1,173,750
 Philip Environmental, Inc.+............................... 110,000    1,663,750
 United Waste Systems, Inc.+...............................  35,000    1,303,750
 USA Waste Services, Inc.+.................................  49,000    1,739,500
                                                                    ------------
                                                                       5,880,750
                                                                    ------------
REAL ESTATE INVESTMENT TRUSTS--2.7%
 Bay Apartment Communities, Inc. ..........................  15,000      538,125
 FelCor Suite Hotels, Inc. ................................  30,000    1,102,500
 Golf Trust of America, Inc.+..............................  33,000      804,375
 Innkeepers USA Trust...................................... 105,000    1,535,625
 Starwood Lodging Trust+...................................  52,500    2,047,500
                                                                    ------------
                                                                       6,028,125
                                                                    ------------
SOFTWARE--2.6%
 3DLabs, Inc Ltd +.........................................  67,500    1,586,250
 Arbor Software Corp.+.....................................  10,000      250,000

 SUNAMERICA SMALL COMPANY GROWTH FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)


                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
SOFTWARE (CONTINUED)
 Dassault Systems S A ADR(1)+............................... 30,000 $  1,738,125
 Innovus Corp.+............................................. 55,200      186,300
 Innovus Corp.+(2)(3)....................................... 54,000      143,100
 IONA Technologies PLC ADR(1)+.............................. 26,000      468,000
 Rational Software Corp.+................................... 70,000    1,443,750
                                                                    ------------
                                                                       5,815,525
                                                                    ------------
SPECIALTY RETAIL--5.4%
 Coldwater Creek, Inc.+..................................... 92,500    1,283,437
 Footstar, Inc.+............................................ 83,000    2,458,875
 Guitar Center, Inc.+....................................... 49,500      792,000
 Intimate Brands, Inc. ..................................... 50,000      943,750
 MacFrugals Bargains Closeouts, Inc.+....................... 20,000      530,000
 Payless Shoesource, Inc.+.................................. 30,000    1,256,250
 RDO Equipment Co., Class A+................................ 90,000    1,575,000
 Samsonite Corp.+........................................... 75,000    3,243,750
                                                                    ------------
                                                                      12,083,062
                                                                    ------------
TELECOMMUNICATIONS--1.9%
 Advanced Fibre Communications+............................. 35,000    1,128,750
 COLT Telecom Group PLC ADR(1)+............................. 10,000      188,750
 Lucent Technologies, Inc. ................................. 10,000      527,500
 MDSI Mobile Data Solutions, Inc.+.......................... 60,000    1,020,000
 Pacific Gateway Exchange, Inc.+............................ 45,600    1,140,000
 Teleport Communications Group,
  Class A+..................................................  5,000      115,000
                                                                    ------------
                                                                       4,120,000
                                                                    ------------
TRANSPORTATION--2.3%
 Caliber System, Inc. ...................................... 60,000    1,590,000
 Consolidated Freightways Corp.+............................ 50,000      593,750
 Consolidated Freightways, Inc. ............................ 20,000      542,500
 Trico Marine Services, Inc.+............................... 51,000    2,422,500
                                                                    ------------
                                                                       5,148,750
                                                                    ------------
TOTAL COMMON STOCK
 (COST $184,984,763)........................................         202,652,216
                                                                    ------------
WARRANTS--1.2%
ELECTRONICS--1.2%
 Intel Corp. ............................................... 26,000    2,577,250
                                                                    ------------


                              SHARES/
                          PRINCIPAL AMOUNT    VALUE
  SECURITY DESCRIPTION     (IN THOUSANDS)    (NOTE 2)
TELECOMMUNICATIONS--0.0%
 Nexus Telecommunication
  Systems Ltd., Class D+.     100,000      $     50,000
                                           ------------
TOTAL WARRANTS
 (COST $2,359,026).......                     2,627,250
                                           ------------
TOTAL INVESTMENT
 SECURITIES--92.2%
 (cost $187,343,789).....                   205,279,466
                                           ------------
REPURCHASE AGREEMENT--10.6%
 Joint Repurchase
  Agreement Account (Note
  2)
  (cost $23,656,000).....     $23,656        23,656,000
                                           ------------
TOTAL INVESTMENTS--
 (COST $210,999,789).....       102.8%      228,935,466
Liabilities in excess of
 other assets............        (2.8)       (6,166,159)
                              -------      ------------
NET ASSETS--                    100.0%     $222,769,307
                              =======      ============

-------
 + Non-income producing security
(1) ADR ("American Depositary Receipt")
(2) At March 31, 1997 the Fund held restricted securities amounting to 2.1% of net assets. The Fund will not bear any costs, including those involved in registration under the Securities Act of 1933, in the connection with the disposition of the securities.

                                                                       VALUATION
                                    DATE OF            UNIT              AS OF
   DESCRIPTION                    ACQUISITION          COST          MARCH 31, 1997
   -----------                    -----------         ------         --------------
   ProSoft Development, Inc.        7/02/96           $10.00             $10.50
   Flanders Corp.                   5/09/96             5.00               8.44
   Innovus Corp.                    3/21/95             3.50               2.65

(3) Fair valued security, see Note 2
(4) Consists of stocks and warrants traded together as a unit

See Notes to Financial Statements

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited)

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)

-------------------------------------------------------------------------------
COMMON STOCK--66.6%
DOMESTIC EQUITY--17.1%
AEROSPACE & MILITARY TECHNOLOGY--0.4%
 Boeing Co. ................................................ 1,000  $    98,625
                                                                    -----------
AUTOMOTIVE--1.3%
 Ford Motor Co. ............................................ 2,500       78,437
 General Motors Corp. ...................................... 4,000      221,500
                                                                    -----------
                                                                        299,937
                                                                    -----------
BANKS--1.1%
 Chase Manhattan Corp. ..................................... 1,000       93,625
 Citicorp. ................................................. 1,000      108,250
 Hibernia Corp., Class A.................................... 5,000       65,625
                                                                    -----------
                                                                        267,500
                                                                    -----------
CHEMICALS--0.7%
 du Pont (E.I.) de Nemours & Co. ........................... 1,000      106,000
 Waters Corp.+.............................................. 2,500       66,875
                                                                    -----------
                                                                        172,875
                                                                    -----------
COMMUNICATION EQUIPMENT--0.6%
 Tellabs, Inc.+............................................. 4,000      144,500
                                                                    -----------
COMPUTERS & BUSINESS EQUIPMENT--0.3%
 American Pad & Paper Co.+.................................. 5,000       75,000
                                                                    -----------
CONGLOMERATE--0.9%
 AlliedSignal, Inc. ........................................ 2,000      142,500
 General Electric Co. ......................................   800       79,400
                                                                    -----------
                                                                        221,900
                                                                    -----------
CONSTRUCTION MATERIALS--0.3%
 Dal-Tile International, Inc.+.............................. 5,000       78,125
                                                                    -----------
FINANCIAL SERVICES--1.8%
 Associates First Capital Corp. Class A..................... 2,000       86,000
 Morgan Stanley Group, Inc. ................................ 2,000      117,500
 Nationwide Financial Services, Inc.
  Class A................................................... 5,000      128,750
 Travelers Group, Inc. ..................................... 2,000       95,750
                                                                    -----------
                                                                        428,000
                                                                    -----------
FOOD, BEVERAGE & TOBACCO--1.1%
 McDonald's Corp. .......................................... 3,000      141,750
 Philip Morris Cos., Inc. .................................. 1,000      114,125
                                                                    -----------
                                                                        255,875
                                                                    -----------

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)

HOUSEHOLD PRODUCTS--1.4%
 Scotts Co. Class A+........................................  3,000 $    69,000
 Warner-Lambert Co. ........................................  3,000     259,500
                                                                    -----------
                                                                        328,500
                                                                    -----------
MEDICAL PRODUCTS--0.9%
 Johnson & Johnson Co. .....................................  4,000     211,500
                                                                    -----------
PHARMACEUTICALS--4.5%
 Allergan, Inc. ............................................  3,000      87,375
 Bristol-Myers Squibb Co. ..................................  3,000     177,000
 Lilly (Eli) & Co. .........................................  2,000     164,500
 Merck & Co., Inc. .........................................  3,000     252,750
 Neurex Corp.+..............................................  5,000      59,375
 Pfizer, Inc. ..............................................  1,200     100,950
 Schering-Plough Corp. .....................................  3,200     232,800
                                                                    -----------
                                                                      1,074,750
                                                                    -----------
TELECOMMUNICATIONS--1.8%
 AT&T Corp. ................................................  3,000     104,250
 GTE Corp. .................................................  5,000     233,125
 Lucent Technologies, Inc. .................................  2,000     105,500
                                                                    -----------
                                                                        442,875
                                                                    -----------
TOTAL DOMESTIC EQUITY
 (COST $3,245,800)..........................................          4,099,962
                                                                    -----------
FOREIGN EQUITY--49.5%
APPAREL & TEXTILES--1.1%
 Adidas AG (Germany)........................................  1,100     124,970
 Gamma Holding NV (Netherlands).............................  2,600     147,641
                                                                    -----------
                                                                        272,611
                                                                    -----------
AUTOMOTIVE--4.3%
 Calsonic Corp. (Japan).....................................  6,000      30,711
 Honda Motor Co., Ltd. (Japan)..............................  2,000      59,675
 Mitsubishi Heavy Industrial Ltd. (Japan)................... 20,000     130,185
 Mitsubishi Motors Corp. (Japan)............................  9,000      66,734
 Nokian Tyres (Finland).....................................  5,000     124,109
 Oriental Holdings Berhad (Malaysia)........................ 16,000     144,615
 PT Selamat Sempurna alien+ (Indonesia)..................... 50,000      38,526
 Scania AB, Series A (Sweden)...............................  3,200      80,255
 Suzuki Motor Corp. (Japan)................................. 10,000      97,032
 Toyota Motor Corp. (Japan).................................  2,000      50,619
 Volkswagen AG (Germany)....................................    210     116,079
 Volvo AB (Sweden)..........................................  3,500      93,816
                                                                    -----------
                                                                      1,032,356
                                                                    -----------
BANKS--5.8%
 Banca Populare Di Milano (Italy)........................... 15,000      84,121
 Banco Credito del Peru (Peru).............................. 18,386      31,562

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                                        VALUE
                    SECURITY DESCRIPTION                     SHARES   (NOTE 2)

--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREIGN EQUITY (CONTINUED)
BANKS (CONTINUED)
 Banco Santander-Chile Series A ADR(1) (Chile)..............     800 $    13,400
 Banco Totta & Acores (Portugal)............................   2,500      37,741
 Bangkok Bank PLC alien (Thailand)..........................   1,900      18,447
 Bank Of Tokyo-Mitsubishi Ltd.+ (Japan).....................  10,600     165,424
 Chiba Bank Ltd. (Japan)....................................  20,000     114,822
 CS Holding+ (Switzerland)..................................   1,020     122,450
 HSBC Holdings PLC (Hong Kong)..............................   6,000     139,378
 Industrial Bank of Japan Ltd. (Japan)......................   8,640      88,028
 National Westminster Bank PLC
  (United Kingdom)..........................................  10,000     114,100
 Overseas Union Bank Ltd. (Singapore).......................   6,000      41,329
 PT Bank Negara Indonesia alien (Indonesia)................. 165,000      94,492
 Sakura Bank Ltd. (Japan)...................................  28,000     156,901
 Siam Commercial Bank Co., Ltd alien (Thailand).............   3,700      21,668
 Societe Generale (France)..................................   1,000     117,197
 Toronto Dominion Bank Ontario (Canada).....................     850      21,611
                                                                     -----------
                                                                       1,382,671
                                                                     -----------
BROADCASTING & MEDIA--0.3%
 Abitibi Price, Inc. (Canada)...............................   1,790      25,793
 News Corp., Ltd. (Australia)...............................   8,000      37,316
 Singapore Press Holdings Ltd. alien (Singapore)............   1,000      18,207
                                                                     -----------
                                                                          81,316
                                                                     -----------
CHEMICALS--1.2%
 Laporte PLC (United Kingdom)...............................  13,000     149,720
 Nippon Shokubai K.K. Co. (Japan)...........................   8,000      47,740
 Sekisui Chemical Co., Ltd. (Japan).........................   4,000      39,460
 Toagosei Co., Ltd. (Japan).................................  20,000      63,556
                                                                     -----------
                                                                         300,476
                                                                     -----------
COMMUNICATION EQUIPMENT--1.1%
 Ericsson (L.M.) Telephone Co., Class B ADR(1) (Sweden).....   4,000     135,250
 Nokia Corp., Class A ADR(1) (Finland)......................   2,000     116,500
                                                                     -----------
                                                                         251,750
                                                                     -----------
COMPUTERS & BUSINESS EQUIPMENT--1.3%
 Logitech International SA+ (Switzerland)...................     400      76,164
 Ricoh Co. Ltd. (Japan).....................................   4,000      45,605
 Tokyo Electron Ltd. (Japan)................................   3,300     109,404
 Videologic Group PLC+
  (United Kingdom).......................................... 100,000      88,845
                                                                     -----------
                                                                         320,018
                                                                     -----------
CONGLOMERATE--1.8%
 Alusuisse-Lonza Holdings AG (Switzerland)..................     100      84,503
 Amano Corp. (Japan)........................................   4,000      37,519

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)

CONGLOMERATE (CONTINUED)
 Eaux (cie Generale) (France)...............................  1,000 $   136,254
 Fitters Holdings Berhad (Malaysia)......................... 20,000      70,210
 Nissho Iwai Corp. (Japan).................................. 30,000      99,216
                                                                    -----------
                                                                        427,702
                                                                    -----------
CONSTRUCTION & HOUSING--4.7%
 Bilfinger & Berger Bau AG (Germany)........................  2,800     109,616
 Cheung Kong Infrastructure
  (Hong Kong)............................................... 40,000     113,051
 Finning Ltd. (Canada)......................................    400       8,855
 Glynwed International PLC
  (United Kingdom).......................................... 30,000     138,697
 Hilti AG (Switzerland).....................................    125      81,220
 Konecranes International Corp.+
  (Finland).................................................  4,500     175,655
 Mori Seiki Co., Ltd. (Japan)...............................  3,000      41,239
 Nishimatsu Construction (Japan)............................ 12,000      75,976
 Tarmac PLC (United Kingdom)................................ 85,000     135,653
 Volker Stevin (Koninklijke) NV+ (Netherlands)..............  1,000     108,238
 Walter AG+ (Germany).......................................    400     136,211
                                                                    -----------
                                                                      1,124,411
                                                                    -----------
CONSTRUCTION MATERIALS--2.2%
 Cemex SA, Class B (Mexico).................................  6,000      24,176
 Grafton Group PLC (Ireland)................................ 10,000     141,133
 Nippon Electric Glass Co., Ltd. (Japan).................... 10,000     135,037
 PT Semen Gresik alien (Indonesia)..........................  4,000       9,954
 Schneider SA (France)......................................  4,000     229,406
                                                                    -----------
                                                                        539,706
                                                                    -----------
DEPARTMENT STORES--0.0%
 Hudsons Bay Co. (Canada)...................................    470       9,115
                                                                    -----------
ELECTRICAL EQUIPMENT--0.3%
 Matsushita Electric Works Ltd. (Japan).....................  8,000      73,098
                                                                    -----------
ELECTRONICS--3.5%
 Advantest Corp. (Japan)....................................  1,980      99,905
 Best Denki Co. Ltd. (Japan)................................ 10,000     100,267
 Canon, Inc. (Japan)........................................  3,000      64,284
 Fanuc Ltd. (Japan).........................................  3,000      92,181
 Hoganas AG (Sweden)........................................  2,500      79,286
 Kyocera Corp. (Japan)......................................  1,000      56,764
 NEC Corp. (Japan).......................................... 12,000     135,845
 Pressac Holdings PLC
  (United Kingdom).......................................... 30,000     112,043
 Toshiba Corp. (Japan)...................................... 10,000      55,308
 Ushio, Inc. (Japan)........................................  4,000      43,665
                                                                    -----------
                                                                        839,548
                                                                    -----------

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES   (NOTE 2)

-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREIGN EQUITY (CONTINUED)
ENERGY SERVICES--0.5%
 Total SA, Series B (France)...............................   1,500 $   130,083
                                                                    -----------
ENERGY SOURCES--0.5%
 Chauvco Resources Ltd.+ (Canada)..........................     800       9,679
 Crestar Energy, Inc.+ (Canada)............................     968      18,528
 Renaissance Energy Ltd.+ (Canada).........................     968      27,512
 Suncor, Inc. (Canada).....................................     240      10,574
 TransCanada Pipelines Ltd. (Canada).......................   2,325      42,235
                                                                    -----------
                                                                        108,528
                                                                    -----------
ENTERTAINMENT PRODUCTS--0.9%
 Bluebird Toys PLC (United Kingdom)........................  30,000      95,755
 RBI Holdings Ltd. (Bermuda)............................... 800,000     111,503
                                                                    -----------
                                                                        207,258
                                                                    -----------
FINANCIAL SERVICES--1.6%
 Asia Securities International
  (Hong Kong).............................................. 225,000      76,222
 Dhana Siam Finance & Securities PLC (Thailand)............   7,500      10,041
 Hutchison Whampoa Ltd. alien
  (Hong Kong)..............................................   9,000      67,657
 Nomura Securities International, Inc. (Japan).............  10,000     110,779
 Parmalat Finanziar Spa (Italy)............................  60,000      83,311
 Want Want Holdings+ (Singapore)...........................  12,000      34,440
                                                                    -----------
                                                                        382,450
                                                                    -----------
FOOD, BEVERAGE & TOBACCO--1.7%
 HM Sampoerna alien (Indonesia)............................   3,500      16,400
 Katokichi Co. (Japan).....................................   7,000     104,148
 Sainsbury (J.) PLC (United Kingdom).......................  25,000     139,437
 Seagram Co. Ltd. (Canada).................................     383      14,662
 Vaux Group PLC (United Kingdom)...........................  30,000     128,825
                                                                    -----------
                                                                        403,472
                                                                    -----------
FOREST PRODUCTS--1.1%
 Fletcher Challenge Ltd., Class A (Canada).................   1,647      25,576
 Macmillan Bloedel Ltd. (Canada)...........................     600       8,386
 Maderas Y Sinteticos SA ADR(1) (Chile)....................   1,900      29,925
 New Oji Paper Co., Ltd.+ (Japan)..........................  11,000      55,414
 Waddington (John) PLC
  (United Kingdom).........................................  25,000     133,267
                                                                    -----------
                                                                        252,568
                                                                    -----------
HOUSING--0.5%
 Kon Ahrend NV (Netherlands)...............................   1,700     108,680
                                                                    -----------

                                                                       VALUE
                   SECURITY DESCRIPTION                     SHARES   (NOTE 2)

INSURANCE--1.5%
 AXA SA+ (France)..........................................   2,000 $   132,621
 Legal & General Group PLC
  (United Kingdom).........................................  10,000      64,330
 Tokio Marine & Fire Insurance Co., Ltd. (Japan)...........  15,000     152,826
                                                                    -----------
                                                                        349,777
                                                                    -----------
LEISURE & TOURISM--1.4%
 Air Canada, Inc.+ (Canada)................................   3,004      14,537
 Airtours PLC (United Kingdom).............................   8,000     130,306
 Manchester United PLC
  (United Kingdom).........................................  10,000     106,614
 Stanley Leisure PLC
  (United Kingdom).........................................  20,000      97,072
                                                                    -----------
                                                                        348,529
                                                                    -----------
MACHINERY--0.8%
 Seino Transportation (Japan)..............................   6,000      58,705
 Tomra Systems ASA (Norway)................................   6,500     131,191
                                                                    -----------
                                                                        189,896
                                                                    -----------
MANUFACTURING--0.3%
 Bombardier, Inc. Class B (Canada).........................     426       7,692
 Graystone PLC (United Kingdom)............................  50,000      69,102
                                                                    -----------
                                                                         76,794
                                                                    -----------
METALS & MINING--1.6%
 Barrick Gold Corp. (Canada)...............................   1,126      26,595
 Cominco Ltd. (Canada).....................................     387      10,552
 Davao Union Cement Class B (Philippines).................. 140,000      29,205
 Diamond Fields International Ltd.(2)+ (Canada)............     400         274
 Inco Ltd. (Canada)........................................     422      13,655
 Inco Ltd., Class V (Canada)...............................   1,000      22,933
 Nippon Steel Corp. (Japan)................................  40,000     109,970
 PT Telekomunikasi (Indonesia).............................  30,000      45,918
 Stelco, Inc. Class A+ (Canada)............................   3,330      17,799
 Sumitomo Metal Mining Co., Ltd. (Japan)...................  20,000     120,805
                                                                    -----------
                                                                        397,706
                                                                    -----------
PHARMACEUTICALS--2.7%
 Astra AB, Series A (Sweden)...............................   1,600      77,389
 Glaxo Wellcome PLC ADR(1)
  (United Kingdom).........................................  10,000     183,613
 Kissei Pharmaceutical Co. (Japan).........................   4,400      77,917
 Ono Pharmaceutical Co., Ltd. (Japan)......................   2,000      61,939
 Rhone-Poulenc Rorer, Inc. (France)........................   3,500     118,630
 Roche Holdings AG (Switzerland)...........................      14     121,077
                                                                    -----------
                                                                        640,565
                                                                    -----------

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)




                                                                        VALUE
                   SECURITY DESCRIPTION                     SHARES    (NOTE 2)

--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FOREIGN EQUITY (CONTINUED)
REAL ESTATE COMPANIES--1.1%
 Ayala Land, Inc. Class B (Philippines)...................    44,000 $    50,066
 Cheung Kong Holdings Ltd.
  (Hong Kong).............................................     8,000      70,464
 City Developments Ltd. (Singapore).......................     4,000      35,445
 Sun Hung Kai Properties Ltd.
  (Hong Kong).............................................     8,000      84,659
 Trizec Hahn Corp. (Canada)...............................       610      13,636
                                                                     -----------
                                                                         254,270
                                                                     -----------
SOFTWARE--0.4%
 Getronics NV (Netherlands)...............................     3,000      97,574
                                                                     -----------
SPECIALTY RETAIL--1.7%
 Aoki International Co., Ltd. (Japan).....................     5,000      76,009
 Great Universal Stores PLC
  (United Kingdom)........................................    15,000     164,363
 Inchcape PLC (United Kingdom)............................    14,000      59,888
 Koninklijke Ahold NV (Netherlands).......................     1,500     104,532
                                                                     -----------
                                                                         404,792
                                                                     -----------
TELECOMMUNICATIONS--2.0%
 BCE, Inc. (Canada).......................................       417      19,156
 Cable & Wireless PLC
  (United Kingdom)........................................    15,000     121,421
 Korea Mobile Telecommunications ADR(1) (Korea)...........     5,160      52,893
 Nippon Telegraph & Telecommunications Corp. (Japan)......        12      84,515
 Northern Telecom Ltd (Canada)............................        89       5,805
 Sociedade Tecnica de Equipamentos SA ADS (Italy).........    30,000     106,523
 Telecomunic Brasileiras SA (Brazil)...................... 1,000,000     100,812
                                                                     -----------
                                                                         491,125
                                                                     -----------
TELEPHONE--0.1%
 Telefonos de Mexico SA ADR(1) (Mexico)...................       750      28,875
                                                                     -----------
TRANSPORTATION--0.4%
 Kamigumi Co., Ltd. (Japan)...............................     7,000      33,452
 Mitsubishi Logistc Corp. (Japan).........................     3,000      32,749
 Nippon Express Co., Ltd. (Japan).........................     6,000      39,977
                                                                     -----------
                                                                         106,178
                                                                     -----------

                                                        SHARES/
                                                    PRINCIPAL AMOUNT
                                                    (DENOMINATED IN
                                                    LOCAL CURRENCY)     VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)

UTILITIES--1.1%
 Cogeneration PLC alien+ (Thailand)...............        15,000     $    52,302
 CPT Telefonica de Peru (Peru)....................         9,000          19,966
 Electricity Generating PLC alien (Thailand)......        10,000          24,466
 Tokyo Electric Power Co., Inc. (Japan)...........         4,000          72,774
 Veba AG (Germany)................................         1,500          84,937
                                                                     -----------
                                                                         254,445
                                                                     -----------
TOTAL FOREIGN EQUITY
 (COST $11,579,834)...............................                    11,888,343
                                                                     -----------
TOTAL COMMON STOCK
 (COST $14,825,634)...............................                    15,988,305
                                                                     -----------
PREFERRED STOCK--1.2%
ENERGY SOURCES--0.3%
 Cemig Cia Energy MG (Brazil).....................     1,650,000          67,913
                                                                     -----------
HOUSEHOLD PRODUCTS--0.5%
 Friedrich Grohe AG non-voting (Germany)..........           400         123,981
                                                                     -----------
METALS & MINING--0.0%
 Inco Ltd., Series E (Canada).....................            36           2,641
                                                                     -----------
SPECIALTY RETAIL--0.4%
 Hornbach Holding AG non-voting (Germany).........         1,450          95,189
                                                                     -----------
TOTAL PREFERRED STOCK
 (COST $263,883)..................................                       289,724
                                                                     -----------
WARRANTS--0.0%
FINANCIAL SERVICES--0.0%
 Industrial Finance Corp.
  (cost $17,074)..................................            12           3,652
                                                                     -----------
FOREIGN BONDS--13.9%
 Commonwealth of Australia
 7.50% due 7/15/05................................           100          76,381

 SUNAMERICA GLOBAL BALANCED FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                    PRINCIPAL AMOUNT
                                                    (DENOMINATED IN
                                                    LOCAL CURRENCY)     VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)

--------------------------------------------------------------------------------
FOREIGN BONDS (CONTINUED)
 Federal Republic of Germany
 5.88% due 5/15/00................................          300      $   188,525
 6.75% due 7/15/04................................          300          193,148
 7.13% due 12/20/02...............................          300          197,374
 7.38% due 1/03/05................................          500          332,194
 Government of Canada.............................
 7.50% due 9/01/00................................          200          152,751
 Government of France.............................
 7.00% due 11/12/99...............................          700          133,754
 Government of Spain
 10.00% due 2/28/05...............................       10,000           82,930
 Kingdom of Belgium
 6.50% due 3/31/05................................        4,000          122,442
 Kingdom of Denmark
 9.00% due 11/15/00...............................        1,000          177,001
 Kingdom of Sweden
 10.25% due 5/05/03...............................        1,500          234,827
 13.00% due 6/15/01...............................        1,500          249,813
 Republic of Ireland
 8.00% due 10/18/00 ..............................          100          167,900
 Republic of Italy
 10.50% due 11/01/00..............................      400,000          259,709
 Treuhandanstalt (Germany)
 6.13% due 6/25/98................................          100           61,841
 United Kingdom Treasury
 8.50% due 12/07/05...............................          300          520,576
 9.00% due 3/03/00................................          100          172,137
                                                                     -----------
TOTAL FOREIGN BONDS
 (COST $3,408,514)................................                     3,323,303
                                                                     -----------
U.S. TREASURY NOTES--6.9%
 5.25% due 1/31/01................................          100           95,187
 6.13% due 9/30/00................................          150          147,422
 6.38% due 3/31/01................................          200          197,500
 6.50% due 8/15/05................................          500          486,170
 7.88% due 11/15/04...............................          700          739,263
                                                                     -----------
TOTAL U.S. TREASURY NOTES
 (COST $1,663,354)................................                     1,665,542
                                                                     -----------
TOTAL INVESTMENT SECURITIES--88.6%
 (COST $20,178,458)...............................                    21,270,526
                                                                     -----------
SHORT-TERM SECURITIES--5.4%
 Cayman Island Time Deposit 4.50% due 4/01/97
  (cost $1,287,000)...............................      $ 1,287        1,287,000
                                                                     -----------



                                                    PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)

REPURCHASE AGREEMENT--5.4%
 Joint Repurchase Agreement Account (Note 2)
  (cost $1,300,000)................................      $1,300      $ 1,300,000
                                                                     -----------
TOTAL INVESTMENTS--
 (COST $22,765,458)................................        99.4%      23,857,526
Other assets less liabilities......................         0.6          148,141
                                                         ------      -----------
NET ASSETS--                                              100.0%     $24,005,667
                                                         ======      ===========

-------
+Non-income producing security
(1)ADR ("American Depositary Receipt")
(2)Fair valued security, see Note 2
  Allocation of net assets by
  currency as of March 31, 1997:
     U.S. Dollar  36.5%
     Japanese Yen 14.9
     British
       Pound      12.2
     Deutsche Mark 7.4
     French Franc  4.2
     Swedish Krona 3.4
     Hong Kong
       Dollar      2.8
     Netherland
       Guilder     2.4
     Canadian
       Dollar      2.2
     Italian Lira  2.2
     Swiss Franc   2.0
     Finnish
       Markka      1.2
     Irish Punt    1.3
     Indonesian
       Rupiah      0.9
     Malaysian
       Ringgit     0.9
     Brazilian
       Real        0.7
     Danish Kroner 0.7
     Australian
       Dollar      0.5
     Belgian Franc 0.5
     Norwegian
       Krone       0.5
     Singapore
       Dollar      0.4
     Thailand Baht 0.5
     Philippines
       Peso        0.3
     Spanish
       Peseta      0.3
     Mexican Peso  0.1
     Peruvian Nouveau
       Sol         0.2
     Portuguese
       Escudo      0.2
                       ---
                99.4%
                       ---
                       ---

See Notes to Financial Statements

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited)

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)

-------------------------------------------------------------------------------
COMMON STOCK--92.6%
AEROSPACE & MILITARY TECHNOLOGY--0.7%
 Boeing Co. ................................................  4,462 $   440,065
                                                                    -----------
APPAREL & TEXTILES--0.5%
 NIKE, Inc., Class B........................................  5,000     310,000
                                                                    -----------
AUTOMOTIVE--1.2%
 Ford Motor Co. ............................................ 10,000     313,750
 Goodyear Tire & Rubber Co. ................................ 10,000     522,500
                                                                    -----------
                                                                        836,250
                                                                    -----------
BANKS--6.4%
 BankAmerica Corp. .........................................  6,000     604,500
 Chase Manhattan Corp. .....................................  9,000     842,625
 First Union Corp. .........................................  6,000     486,750
 Fleet Financial Group, Inc. ............................... 10,000     572,500
 Mellon Bank Corp. .........................................  7,000     509,250
 NationsBank Corp. ......................................... 10,000     553,750
 Summit Bancorp. ........................................... 16,000     700,000
                                                                    -----------
                                                                      4,269,375
                                                                    -----------
BUSINESS SERVICES--2.2%
 American Express Co. ......................................  4,000     239,500
 Omnicom Group.............................................. 10,000     498,750
 Service Corp. International................................ 25,000     743,750
                                                                    -----------
                                                                      1,482,000
                                                                    -----------
CHEMICALS--6.5%
 du Pont (E.I.) de Nemours & Co. ...........................  5,000     530,000
 Fuller H B Co. ............................................ 20,000     975,000
 Hanna (M.A), Co. .......................................... 25,000     531,250
 IMC Global, Inc. .......................................... 30,000   1,083,750
 Monsanto Co. .............................................. 10,000     382,500
 RPM, Inc. Ohio............................................. 20,000     332,500
 Waters Corp.+.............................................. 20,000     535,000
                                                                    -----------
                                                                      4,370,000
                                                                    -----------
COMMUNICATION EQUIPMENT--0.9%
 Nokia Corp., Class A ADR(1)................................ 10,000     582,500
                                                                    -----------
COMPUTERS & BUSINESS EQUIPMENT--4.6%
 American Pad & Paper Co.+.................................. 20,000     300,000
 Cisco Systems, Inc.+.......................................  5,000     240,625
 Compaq Computer, Corp.+....................................  2,000     153,250
 Computer Associates International, Inc. ................... 15,000     583,125
 Hewlett-Packard Co. ....................................... 11,000     585,750
 Honeywell, Inc. ........................................... 12,000     814,500
 International Business Machines Corp. .....................  3,000     412,125
                                                                    -----------
                                                                      3,089,375
                                                                    -----------

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)

CONGLOMERATE--2.5%
 AlliedSignal, Inc. ........................................  7,000 $   498,750
 General Electric Co. ......................................  7,000     694,750
 ITT Industries, Inc. ...................................... 14,000     313,250
 Republic Industries, Inc.+.................................  5,000     173,438
                                                                    -----------
                                                                      1,680,188
                                                                    -----------
CONSTRUCTION & HOUSING--1.1%
 Chicago Bridge & Iron Co. N.V. ............................ 10,000     177,500
 Dal-Tile International, Inc.+.............................. 35,000     546,875
                                                                    -----------
                                                                        724,375
                                                                    -----------
DEPARTMENT STORES--1.4%
 Federated Department Stores, Inc.+......................... 20,000     657,500
 Wal-Mart Stores, Inc....................................... 10,000     278,750
                                                                    -----------
                                                                        936,250
                                                                    -----------
ELECTRONICS--5.9%
 Advanced Micro Devices, Inc.+..............................  7,000     290,500
 Emerson Electric Co. ...................................... 14,000     630,000
 Intel Corp.................................................  8,000   1,113,000
 Motorola, Inc. ............................................  5,000     301,875
 Newbridge Networks Corp. ADR(1)+........................... 15,000     429,375
 Rockwell International Corp................................ 13,000     843,375
 Texas Instruments, Inc. ...................................  4,500     336,937
                                                                    -----------
                                                                      3,945,062
                                                                    -----------
ENERGY SERVICES--6.5%
 Amoco Corp.................................................  5,000     433,125
 Baker Hughes, Inc.......................................... 20,000     767,500
 Central & South West Corp. ................................ 20,000     427,500
 Chevron Corp. .............................................  7,000     487,375
 Exxon Corp.................................................  9,000     969,750
 Mobil Corp.................................................  4,500     587,812
 Royal Dutch Petroleum Co...................................  4,000     700,000
                                                                    -----------
                                                                      4,373,062
                                                                    -----------
ENERGY SOURCES--3.4%
 Nuevo Energy Co. .......................................... 15,000     575,625
 Panhandle Eastern Corp..................................... 15,000     646,875
 Parker & Parsley Petroleum Co. ............................ 10,000     295,000
 Pogo Producing Co. ........................................ 10,000     360,000
 Texaco, Inc. ..............................................  4,000     438,000
                                                                    -----------
                                                                      2,315,500
                                                                    -----------
ENTERTAINMENT PRODUCTS--0.9%
 Mattel, Inc. .............................................. 26,000     624,000
                                                                    -----------
FINANCIAL SERVICES--3.9%
 Associates First Capital Corp. ............................ 10,000     430,000
 Charles Schwab Corp. ...................................... 10,000     318,750

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)

-------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
FINANCIAL SERVICES (CONTINUED)
 Federal National Mortgage Association...................... 19,300 $   697,212
 HomeSide Inc. ............................................. 11,000     162,250
 Nationwide Financial Services, Inc. ....................... 15,000     386,250
 Transamerica Corp. ........................................  7,000     626,500
                                                                    -----------
                                                                      2,620,962
                                                                    -----------
FOOD, BEVERAGE & TOBACCO--6.3%
 Coca-Cola Co. .............................................  6,000     335,250
 Dole Food, Inc. ........................................... 20,000     755,000
 Flowers Industries, Inc. .................................. 22,000     503,250
 Heinz (H.J.) Co. ..........................................  8,000     316,000
 McDonald's Corp. .......................................... 11,000     519,750
 PepsiCo, Inc. .............................................  8,000     261,000
 Philip Morris Cos., Inc. .................................. 12,000   1,369,500
 UST, Inc. .................................................  6,000     167,250
                                                                    -----------
                                                                      4,227,000
                                                                    -----------
FOREST PRODUCTS--1.7%
 Kimberly-Clark Corp. ......................................  8,000     795,000
 Willamette Industries, Inc. ...............................  6,000     375,000
                                                                    -----------
                                                                      1,170,000
                                                                    -----------
HEALTH SERVICES--3.6%
 Columbia/HCA Healthcare Corp. ............................. 25,000     840,625
 Tenet Healthcare Corp.+.................................... 24,650     607,006
 United Healthcare Corp. ................................... 20,000     952,500
                                                                    -----------
                                                                      2,400,131
                                                                    -----------
HOUSEHOLD PRODUCTS--2.0%
 Corning, Inc. ............................................. 20,000     887,500
 Procter & Gamble Co. ......................................  4,000     460,000
                                                                    -----------
                                                                      1,347,500
                                                                    -----------
INSURANCE--2.9%
 Aetna, Inc. ...............................................  7,500     644,063
 Allstate Corp. ............................................  9,000     534,375
 Chubb Corp. ............................................... 10,000     538,750
 Equitable Cos., Inc. ......................................  8,000     218,000
                                                                    -----------
                                                                      1,935,188
                                                                    -----------
LEISURE & TOURISM--1.2%
 Carnival Corp., Class A.................................... 14,000     518,000
 Family Golf Centers Inc. .................................. 14,000     273,875
                                                                    -----------
                                                                        791,875
                                                                    -----------
MEDICAL PRODUCTS--2.5%
 Amgen, Inc.+............................................... 12,000     670,500
 Baxter International, Inc. ................................ 15,000     646,875
 Sola International, Inc.+.................................. 15,000     346,875
                                                                    -----------
                                                                      1,664,250
                                                                    -----------

                                                                       VALUE
                    SECURITY DESCRIPTION                     SHARES  (NOTE 2)

METALS & MINING--3.7%
 Crown, Cork & Seal, Inc. .................................. 30,000 $ 1,548,750
 EASCO, Inc. ............................................... 30,000     240,000
 Martin Marietta Materials, Inc. ........................... 13,000     334,750
 Nucor Corp. ...............................................  5,000     228,750
 Santa Fe Pacific Gold Corp. ............................... 10,000     165,000
                                                                    -----------
                                                                      2,517,250
                                                                    -----------
PHARMACEUTICALS--4.0%
 Bristol-Myers Squibb Co. .................................. 16,000     944,000
 Lilly (Eli) & Co. .........................................  6,000     493,500
 Merck & Co., Inc. ......................................... 15,000   1,263,750
                                                                    -----------
                                                                      2,701,250
                                                                    -----------
POLLUTION CONTROL--2.4%
 Browning-Ferris Industries, Inc. .......................... 12,000     346,500
 United States Filter Corp.+................................ 25,000     771,875
 USA Waste Services, Inc.+.................................. 13,000     461,500
                                                                    -----------
                                                                      1,579,875
                                                                    -----------
REAL ESTATE INVESTMENT TRUSTS--2.0%
 Crescent Real Estate Equities.............................. 16,000     428,000
 Evans Withycombe Residential, Inc. ........................ 15,000     309,375
 Healthcare Realty Trust.................................... 10,000     273,750
 Reckson Associates Realty Corp. ...........................  7,000     322,875
                                                                    -----------
                                                                      1,334,000
                                                                    -----------
RESTAURANTS--0.2%
 Ryans Family Steak Houses Inc. ............................ 15,000     117,188
                                                                    -----------
SOFTWARE--2.3%
 Microsoft Corp.+........................................... 10,000     916,875
 Reynolds & Reynolds Co. ................................... 27,000     644,625
                                                                    -----------
                                                                      1,561,500
                                                                    -----------
SPECIALTY RETAIL--2.2%
 Gillette Co. ..............................................  5,000     363,125
 Home Depot, Inc. .......................................... 16,000     856,000
 Loehmanns, Inc.+........................................... 15,000     262,500
                                                                    -----------
                                                                      1,481,625
                                                                    -----------
TELECOMMUNICATIONS--3.0%
 Ameritech Corp. ...........................................  5,000     307,500
 GTE Corp. ................................................. 11,000     512,875
 Lucent Technologies, Inc. ................................. 11,296     595,864
 MCI Communications Corp. .................................. 10,000     356,250
 NYNEX Corp. ...............................................  5,000     228,125
                                                                    -----------
                                                                      2,000,614
                                                                    -----------

 SUNAMERICA GROWTH AND INCOME FUND
 PORTFOLIO OF INVESTMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                        SHARES/
                                                    PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                  (IN THOUSANDS)   (NOTE 2)

--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
TRANSPORTATION--1.6%
 AMR Corp.+.......................................        4,000      $   330,000
 Burlington Northern Santa Fe.....................       10,000          740,000
                                                                     -----------
                                                                       1,070,000
                                                                     -----------
UTILITIES--2.4%
 Baltimore Gas & Electric Co. ....................        7,000          187,250
 Consolidated Natural Gas Co. ....................       10,000          503,750
 GPU, Inc. .......................................        7,000          224,875
 Peoples Energy Corp. ............................       10,000          331,250
 Utilicorp United, Inc. ..........................       14,000          357,000
                                                                     -----------
                                                                       1,604,125
                                                                     -----------
TOTAL COMMON STOCK
 (COST $60,110,491)...............................                    62,102,335
                                                                     -----------
NOTE--0.1%
FOREST PRODUCTS--0.1%
 Stone Container Corp.
 11.88% due 12/01/98
  (cost $50,714)..................................       $   50           50,500
                                                                     -----------
TOTAL INVESTMENT SECURITIES--92.7%
 (COST $60,161,205)...............................                    62,152,835
                                                                     -----------


                                                   PRINCIPAL AMOUNT    VALUE
               SECURITY DESCRIPTION                 (IN THOUSANDS)   (NOTE 2)

REPURCHASE AGREEMENT--7.5%
 Joint Repurchase Agreement Account (Note 2)
  (cost $5,044,000)...............................      $5,044      $ 5,044,000
                                                                    -----------
TOTAL INVESTMENTS--
 (COST $65,205,205)...............................       100.2%      67,196,835
Liabilities in excess of other assets.............        (0.2)        (145,758)
                                                        ------      -----------
NET ASSETS--                                             100.0%     $67,051,077
                                                        ======      ===========

--------
 + Non-income producing security
(1) ADR ("American Depositary Receipt")

See Notes to Financial Statements

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited)
Note 1. Organization

  SunAmerica Equity Funds is an open-end diversified management investment company organized as a Massachusetts business trust (the "Trust" or "Equity Funds") on June 16, 1986. It currently consists of six different investment funds (each, a "Fund" and collectively, the "Funds"). Each Fund is a separate series of the Trust with a distinct investment objective and/or strategy. Each Fund is advised and/or managed by SunAmerica Asset Management Corp. (the "Adviser" or "SAAMCo"), an indirect wholly-owned subsidiary of SunAmerica Inc. An investor may invest in one or more of the following Funds: SunAmerica Balanced Assets Fund ("Balanced Assets Fund"), SunAmerica Blue Chip Growth Fund ("Blue Chip Growth Fund"), SunAmerica Mid-Cap Growth Fund ("Mid-Cap Growth Fund"), SunAmerica Small Company Growth Fund ("Small Company Growth Fund"), SunAmerica Global Balanced Fund ("Global Balanced Fund") and SunAmerica Growth and Income Fund ("Growth and Income Fund"). The Funds are considered to be separate entities for financial and tax reporting purposes. The investment objective for each of the Funds is as follows:

  Balanced Assets seeks to conserve principal by maintaining at all times a balanced portfolio of stocks and bonds.
  Blue Chip Growth seeks capital appreciation by investing primarily in equity securities of companies with large market capitalizations.
  Mid-Cap Growth seeks capital appreciation by investing primarily in equity securities of medium-sized companies.
  Small Company Growth seeks capital appreciation by investing primarily in equity securities of small capitalization growth companies.
  Global Balanced seeks capital appreciation while conserving principal by maintaining at all times a balanced portfolio of domestic and foreign stocks and bonds.
  Growth and Income seeks capital appreciation and current income by investing primarily in common stocks.

  Each Fund currently offers two classes of shares. Balanced Assets Fund and Small Company Growth Fund offer Class Z shares, exclusively for sale to employees participating in the SunAmerica profit sharing and retirement plan. Class A shares are offered at net asset value per share plus an initial sales charge. Class B shares are offered without an initial sales charge, although a declining contingent sales charge may be imposed on redemptions made within six years of purchase. Class Z shares are offered at net asset value. Additionally, any purchases of Class A shares in excess of $1,000,000 will be subject to a contingent deferred sales charge on redemptions made within one year of purchase. Class B shares of each Fund will convert automatically to Class A shares on the first business day of the month after seven years from the issuance of such Class B shares and at such time will be subject to the lower distribution fee applicable to Class A shares. Each class of shares bears the same voting, dividend, liquidation and other rights and conditions. Class A shares and Class B shares each make distribution and account maintenance and service fee payments under the distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act"), except that Class B shares are subject to higher distribution fee rates. There are no distribution or service fee payments applicable to Class Z.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued)

Note 2. Significant Accounting Policies

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates. The following is a summary of the significant accounting policies followed by the Funds in the preparation of their financial statements:

  SECURITY VALUATIONS: Securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed by the Adviser to be over-the-counter, are valued at the quoted bid price provided by principal market makers. Securities listed on the New York Stock Exchange ("NYSE") or other national securities exchanges, are valued on the basis of the last sale price on the exchange on which they are primarily traded. If there is no sale on that day, then securities are valued at the closing bid price on the NYSE or other primary exchange for that day. However, if the last sale price on the NYSE is different than the last sale price on any other exchange, the NYSE price is used. Securities that are traded on foreign exchanges are ordinarily valued at the last quoted sales price available before the time when the assets are valued. If a security's price is available from more than one foreign exchange, a Fund uses the exchange that is the primary market for the security. Values of portfolio securities primarily traded on foreign exchanges are already translated into U.S. dollars when received from a quotation service. Options traded on national securities exchanges are valued as of the close of the exchange on which they are traded. Futures and options traded on commodities exchanges are valued at their last sale price as of the close of such exchange. The Funds may make use of a pricing service in the determination of their net asset values. Securities for which market quotations are not readily available and other assets are valued at fair value as determined pursuant to procedures adopted in good faith by the Trustees. Short-term investments which mature in less than 60 days are valued at amortized cost, if their original maturity was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if their original term to maturity exceeded 60 days.

  REPURCHASE AGREEMENTS: The Funds, along with other affiliated registered investment companies, transfer uninvested cash balances into a single joint account, the daily aggregate balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or federal agency obligations. The Funds' custodian takes possession of the collateral pledged for investments in repurchase agreements. The underlying collateral is valued daily on a mark to market basis to ensure that the value, including accrued interest, is at least equal to the repurchase price. In the event of default of the obligation to repurchase, a Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

  As of March 31, 1997, Balanced Assets Fund, Blue Chip Growth Fund, Small Company Growth Fund, Global Balanced Fund and Growth and Income Fund had a 15.8%, 9.9%, 31.3%, 1.7%, and 6.7% undivided interest, respectively, which represented $11,942,000, $7,498,000, $23,656,000, $1,300,000, and
  $5,044,000, respectively, in principal amount in a joint repurchase agreement with

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued)
  Yamaichi International Inc. As of such date, the repurchase agreement in the joint account and the collateral therefore were as follows:

  Yamaichi International, Inc. Repurchase Agreement 6.1% dated 3/31/97, in the principal amount of $75,499,000 repurchase price $75,511,793 due 04/01/97 collateralized by $19,000,000 U.S. Treasury Bond 7.625% due 2/15/07, $19,400,000 U.S. Treasury Note 7.875% due 11/15/04, $20,675,000
  U.S. Treasury Note 6.375% due 3/31/01, $16,230,000 U.S. T-bill 5.42% due
  9/18/97, approximate aggregate value $77,014,143.

  SECURITIES TRANSACTIONS, INVESTMENT INCOME, DIVIDENDS AND DISTRIBUTIONS TO
  SHAREHOLDERS: Securities transactions are recorded on the first business day following the trade date. Realized gains and losses on sales of investments are calculated on the identified cost basis. Interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date. Funds investing in foreign securities may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on either income or gains earned or repatriated. The Fund accrues such taxes when the related income is earned. The Equity Funds, except for the Global Balanced Fund and the Growth and Income Fund, do not amortize premiums or accrue discounts except for original issue discounts and on interest only securities for which amortization is required for federal income tax purposes.

  Net investment income, other than class specific expenses and realized and unrealized gains and losses, is allocated daily to each class of shares based upon the relative net asset value of outstanding shares (or the value of the dividend-eligible shares, as appropriate) of each class of shares at the beginning of the day (after adjusting for the current capital shares activity of the respective class).

  Expenses common to all Funds, not directly related to individual Funds, are allocated among the Equity Funds based upon their relative net asset value or other appropriate methods.

  Dividends from net investment income, if any, are paid semiannually, except for Balanced Assets Fund and Growth and Income Fund, which pay quarterly, and Global Balanced Fund, which pays annually. Capital gain distributions, if any, are paid annually.

  The Funds record dividends and distributions to its shareholders on the ex-dividend date. The amount of dividends and distributions from net investment income and net realized capital gains are determined and presented in accordance with federal income tax regulations, which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. The following table discloses the year ended September 30, 1996 reclassifications between paid in capital, accumulated undistributed net investment income/loss and accumulated undistributed net realized gain/loss on investments.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued)

                                        ACCUMULATED   ACCUMULATED
                                       UNDISTRIBUTED UNDISTRIBUTED     PAID
                                       NET REALIZED  NET INVESTMENT     IN
                                         GAIN/LOSS    INCOME/LOSS     CAPITAL
                                       ------------- -------------- -----------
   Balanced Assets Fund...............   $  (1,024)    $   1,024    $       --
   Blue Chip Growth Fund..............    (408,630)      408,630            --
   Mid-Cap Growth Fund................    (399,630)      425,977        (26,347)
   Small Company Growth Fund..........         --      1,857,708     (1,857,708)
   Global Balanced Fund...............    (704,902)      704,902            --
   Growth and Income Fund.............     (21,903)       21,903            --

  FOREIGN CURRENCY TRANSACTION: The books and records of the Fund are maintained in U.S. dollars.
  Assets and liabilities denominated in foreign currencies and commitments under forward foreign currency contracts are translated into U.S. dollars at the mean of the quoted bid and asked prices of such currencies against the U.S. dollar.

  The Fund does not isolate that portion of the results of operations arising as a result of changes in the foreign exchange rates from the changes in the market prices of securities held at fiscal year-end. Similarly, the Fund does not isolate the effect of changes in foreign exchange rates from the changes in the market prices of portfolio securities sold during the year.

  Realized foreign exchange gains and losses on other assets and liabilities and change in unrealized foreign exchange gains and losses on other assets and liabilities include foreign exchange gains and losses from currency gains or losses between the trade and settlement dates of securities transactions, the difference between the amounts of interest, dividends and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent amounts actually received or paid and changes in the unrealized foreign exchange gains and losses relating to other assets and liabilities arising as a result of changes in the exchange rate.

  ORGANIZATIONAL EXPENSES: Costs incurred by SAAMCo in connection with the organization of Global Balanced Fund and Growth and Income Fund amounted to $4,347 and $1,383, respectively. These costs are being amortized on a straight line basis by the Funds over a period not to exceed 60 months from the date the Funds commenced operations.

Note 3. Investment Advisory and Management Agreement, Distribution Agreement and Service Agreement

  The Trust, on behalf of each Fund, has an Investment Advisory and Management Agreement (the "Agreement") with SAAMCo, an indirect wholly-owned subsidiary of SunAmerica Inc. Under the Agreement, SAAMCo provides continuous supervision of a Fund's portfolio and administers its corporate affairs, subject to general review by the Trustees. In connection therewith, SAAMCo furnishes the Funds with office facilities, maintains certain of the Fund's books and records, and pays the salaries and expenses of all personnel, including officers of the Funds who are employees of SAAMCo and its affiliates. The investment advisory and management fee to SAAMCo with respect to

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued) each Fund (other than the Global Balanced Fund) is computed daily and payable monthly, at an annual rate of .75% of a Fund's average daily net assets up to $350 million, .70% of the next $350 million, and .65% thereafter. The Global Balanced Fund pays the Adviser a fee, payable monthly, computed daily at the annual rate of 1.00% on the first $350 million of the Fund's average daily net assets, .90% on the next $350 million of net assets and .85% on net assets over $700 million. For the six months ended March 31, 1997, SAAMCo earned fees in the amounts stated on the Statement of Operations, of which SAAMCo agreed to voluntarily reimburse $37,787 and $89,267 on the Global Balanced Fund and Growth and Income Fund, respectively. In addition to the aforementioned, SAAMCo, on behalf of SunAmerica Global Balanced Fund, entered into Sub-Advisory Agreements with AIG Global Investment Corp. ("AIG Global") under which AIG Global acts as sub-adviser.

  SAAMCo pays AIG Global a monthly fee with respect to those net assets of the Global Balanced Fund actually managed by AIG Global computed based on average daily net assets at the following annual rates: .50% on the first $50 million of such assets, .40% of the next $100 million of such assets, .30% on the next $150 million of such assets, and .25% of such assets in excess of $300 million. For the six months ended March 31, 1997, SAAMCo paid AIG Global fees of $35,150.

  For the six months ended March 31, 1997, SAAMCo has agreed to voluntarily reimburse expenses, excluding management fee reimbursements which are stated separately in the Notes, as follows:

        Balanced Assets Class Z.......................................... $2,237
        Small Company Class Z............................................ $2,145
        Global Balanced Class A.......................................... $1,464
        Growth and Income Class B........................................ $1,226

  The Trust, on behalf of each Fund, has a Distribution Agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect wholly owned subsidiary of SunAmerica Inc. Each Fund has adopted a Distribution Plan (the "Plan") in accordance with the provisions of Rule 12b-1 under the 1940 Act. Rule 12b-1 under the Act permits an investment company directly or indirectly to pay expenses associated with the distribution of its shares ("distribution expenses") in accordance with a plan adopted by the investment company's board of trustees and approved by its shareholders. Pursuant to such rule, the Trustees and the shareholders of each class of shares of each Fund have adopted Distribution Plans hereinafter referred to as the "Class A Plan" and the "Class B Plan." In adopting the Class A Plan and the Class B Plan, the Trustees determined that there was a reasonable likelihood that each such Plan would benefit the Trust and the shareholders of the respective class. The sales charge and distribution fees of a particular class will not be used to subsidize the sale of shares of any other class.

  Under the Class A Plan and Class B Plan, the Distributor receives payments from a Fund at an annual rate of up to 0.10% and 0.75%, respectively, of average daily net assets of such Fund's Class A and Class B shares to compensate the Distributor and certain securities firms for providing sales and promotional activities for distributing that class of shares. The distribution costs for which the Distributor may be reimbursed out of such distribution fees include fees paid to broker-dealers that have sold Fund shares, commissions and other expenses such as those incurred for sales literature,

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued) prospectus printing and distribution and compensation to wholesalers. It is possible that in any given year the amount paid to the Distributor under the Class A Plan or Class B Plan may exceed the Distributor's distribution costs as described above. The Distribution Plans provide that each class of shares of each Fund may also pay the Distributor an account maintenance and service fee up to an annual rate of 0.25% of the aggregate average daily net assets of such class of shares for payments to broker-dealers for providing continuing account maintenance. Accordingly, for the six months ended March 31, 1997, SACS received fees (see Statement of Operations) based upon the aforementioned rates.

  SACS receives sales charges on each Fund's Class A shares, portions of which are reallowed to affiliated broker-dealers and non-affiliated broker-dealers. SACS also receives the proceeds of contingent deferred sales charges paid by investors in connection with certain redemptions of each Fund's Class B shares. SACS has advised the Funds that for the six months ended March 31, 1997 the proceeds received from Class A sales (and paid out to affiliated and non-affiliated broker-dealers) and Class B redemptions are as follows:

                                           CLASS A                       CLASS B
                            -------------------------------------- -------------------
                             SALES     AFFILIATED   NON-AFFILIATED CONTINGENT DEFERRED
                            CHARGES  BROKER-DEALERS BROKER-DEALERS    SALES CHARGES
                            -------- -------------- -------------- -------------------
   Balanced Assets Fund.... $ 79,335    $ 25,282       $  6,761         $192,818
   Blue Chip Growth Fund...   39,242      23,093         11,266           36,249
   Mid-Cap Growth Fund.....   48,233      25,929         15,751           26,010
   Small Company Growth
    Fund...................  668,701     348,673        229,610          139,274
   Global Balanced Fund....   20,402      14,287          3,283           19,928
   Growth and Income Fund..  311,774     172,092         96,300           27,098

  The Trust has entered into a Service Agreement with SunAmerica Fund Services, Inc. ("SAFS"), an indirect wholly-owned subsidiary of SunAmerica Inc. Under the Service Agreement, SAFS performs certain shareholder account functions by assisting the Funds' transfer agent in connection with the services that it offers to the shareholders of the Funds. The Service Agreement, which permits the Funds to compensate SAFS for services rendered based upon an annual rate of 0.22% of average daily net assets, is approved annually by the Trustees. For the six months ended March 31, 1997, the Funds incurred the following expenses which are included in transfer agent fees in the Statement of Operations to compensate SAFS pursuant to the terms of the Service Agreement.

                                                                  PAYABLE AT
                                                   EXPENSE      MARCH 31, 1997
                                              ----------------- ---------------
                                              CLASS A  CLASS B  CLASS A CLASS B
                                              -------- -------- ------- -------
   Balanced Assets Fund...................... $166,038 $186,811 $29,122 $30,621
   Blue Chip Growth Fund.....................   59,292   40,217  10,615   7,041
   Mid-Cap Growth Fund.......................   47,175   15,356   7,940   2,436
   Small Company Growth Fund.................  175,154  119,702  27,871  18,397
   Global Balanced Fund......................   10,702   17,700   1,692   2,920
   Growth and Income Fund....................   34,239   26,907   7,006   5,809

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued)
Note 4. Purchases and Sales of Investment Securities

  The aggregate cost of purchases and proceeds from sales and maturities of investments (excluding U.S. Government securities and short-term investments) during the six months ended March 31, 1997 were as follows:

                               BALANCED    BLUE CHIP     MID-CAP   SMALL COMPANY   GLOBAL   GROWTH AND
                                ASSETS       GROWTH      GROWTH       GROWTH      BALANCED    INCOME
                                 FUND         FUND        FUND         FUND         FUND       FUND
                             ------------ ------------ ----------- ------------- ---------- -----------
    Aggregate purchases..... $213,554,504 $102,124,218 $85,912,523 $383,958,137  $6,829,270 $75,011,378
                             ============ ============ =========== ============  ========== ===========
    Aggregate sales......... $209,548,839 $105,266,174 $89,273,302 $395,862,552  $8,668,703 $46,782,956
                             ============ ============ =========== ============  ========== ===========

Note 5. Portfolio Securities

  The Funds intend to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal tax provision is required.

  The amounts of aggregate unrealized gain (loss) and the cost of investment securities, including short-term securities, were as follows:

                               BALANCED     BLUE CHIP     MID-CAP    SMALL COMPANY    GLOBAL     GROWTH AND
                                ASSETS       GROWTH       GROWTH        GROWTH       BALANCED      INCOME
                                 FUND         FUND         FUND          FUND          FUND         FUND
                             ------------  -----------  -----------  -------------  -----------  -----------
    Cost.................... $297,421,790  $85,056,861  $43,071,462  $210,999,789   $22,765,458  $65,205,205
                             ============  ===========  ===========  ============   ===========  ===========
    Appreciation............ $ 21,533,522  $ 6,593,958  $ 5,763,251  $ 25,661,037   $ 2,893,104  $ 3,808,761
    Depreciation............   (8,538,449)  (3,526,539)  (1,104,484)   (7,725,360)   (1,801,036)  (1,817,131)
                             ------------  -----------  -----------  ------------   -----------  -----------
    Net unrealized
     appreciation........... $ 12,995,073  $ 3,067,419  $ 4,658,767  $ 17,935,677   $ 1,092,068  $ 1,991,630
                             ============  ===========  ===========  ============   ===========  ===========

  At September 30, 1996, Global Balanced Fund had net capital loss carryforwards of $217,014 which are available to the extent provided in regulations to offset future capital gains of which $17,364 will expire in 2003 and $199,650 will expire in 2004. To the extent that these carryforwards are used to offset future capital gains, it is probable that the gains so offset will not be distributed.

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued)

Note 6. Open Forward Currency Contracts

  At March 31, 1997, the Global Balanced Fund engaged in the trading of forward foreign currency contracts ("forward contracts") in order to hedge against changes in future foreign exchange rates and enhance return. Forward contracts involve elements of market risk in excess of the amount reflected in the Statement of Assets and Liabilities. The Fund bears the risk of an unfavorable change in the foreign exchange rate underlying the forward contract. Global Balanced Fund held the following forward currency contracts at March 31, 1997:

                                                                                   GROSS
         CONTRACT                       IN                     DELIVERY          UNREALIZED
        TO DELIVER                 EXCHANGE FOR                  DATE           APPRECIATION
   ----------------------        -------------------------     --------         ------------
   *USD          247,595         DEM           420,664         4/14/97            $  4,846
   CAD           216,167         USD           158,040         4/16/97               1,736
   JPY       300,000,000         USD         2,461,034         6/12/97               9,314
                                                                                  --------
                                                                                    15,896
                                                                                  --------
                                                                                   GROSS
                                                                                 UNREALIZED
                                                                                DEPRECIATION
                                                                                ------------
   IEP           107,348         USD           169,460          4/3/97            $   (961)
   DEM         2,044,653         USD         1,212,149          4/4/97             (14,001)
   BEF         3,467,742         USD            99,464          4/7/97              (1,389)
   *DEM          420,664         USD           247,960         4/14/97              (4,481)
   GBP           420,664         USD           671,170         4/14/97             (20,834)
   ESP        10,484,525         USD            73,083         4/21/97              (1,122)
   ITL       421,970,840         USD           248,730         4/21/97              (4,114)
   SEK         3,074,685         USD           397,169         4/21/97             (11,208)
   DKK         1,109,003         USD           173,460         4/24/97              (1,258)
   FRF           782,303         USD           138,230         4/24/97              (1,332)
   AUD            94,642         USD            74,067         4/28/97                 (99)
   DEM         2,000,000         USD         1,170,275         6/12/97             (34,913)
                                                                                  --------
                                                                                   (95,712)
                                                                                  --------
   Net Depreciation.......................................                        $(79,816)
                                                                                  ========

  *Represents open forward foreign currency contracts and offsetting open forward foreign currency contracts that do not have additional market risk but have continued counterparty settlement risk.

  AUD--Australian Dollar         ESP--Spanish Peseta        ITL--Italian Lira
  BEF--Belgian Franc             FRF--French Franc          JPY--Japanese Yen
  CAD--Canadian Dollar           GBP--Great Britain Pound   SEK--Swedish Krona
  DEM--Deutsche Mark             IEP--Irish Punt            USD--United States
  DKK--Danish Kroner                                        Dollar

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued)

Note 7. Capital Share Transactions

  At March 31, 1997, the Adviser and SACS in the aggregate, owned 878,013 Class A shares of the Growth and Income Fund representing 14.26% of the Fund's net assets.

  Transactions in capital shares of each class of each series were as follows:

                                                           BALANCED ASSETS FUND
                     --------------------------------------------------------------------------------------------------------
                                          CLASS A                                              CLASS B
                     ----------------------------------------------------  --------------------------------------------------
                              FOR THE                                              FOR THE
                         SIX MONTHS ENDED                FOR THE              SIX MONTHS ENDED               FOR THE
                          MARCH 31, 1997               YEAR ENDED              MARCH 31, 1997              YEAR ENDED
                            (UNAUDITED)            SEPTEMBER 30, 1996            (UNAUDITED)           SEPTEMBER 30, 1996
                     --------------------------  ------------------------  ------------------------  ------------------------
                       SHARES        AMOUNT        SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT
                     ------------ -------------  ----------  ------------  ----------  ------------  ----------  ------------
   Shares sold.....    1,300,894  $  20,607,206   3,119,474  $ 50,864,950     890,637  $ 14,253,340   3,055,442  $ 49,865,609
   Reinvested
    dividends......      980,977     15,775,166     583,832     9,290,744   1,111,715    17,563,059     690,103    10,949,550
   Shares redeemed.   (1,454,453)   (24,143,227) (2,257,335)  (36,956,739) (2,165,648)  (35,687,999) (3,430,716)  (55,757,942)
                     -----------  -------------  ----------  ------------  ----------  ------------  ----------  ------------
   Net increase
    (decrease).....      827,418  $  12,239,145   1,445,971  $ 23,198,955    (163,296) $ (3,871,600)    314,829  $  5,057,217
                     ===========  =============  ==========  ============  ==========  ============  ==========  ============
                       BALANCED ASSETS FUND
                     --------------------------
                              CLASS Z
                     --------------------------
                          FOR THE PERIOD
                     OCTOBER 7, 1996* THROUGH
                          MARCH 31, 1997
                            (UNAUDITED)
                     --------------------------
                       SHARES        AMOUNT
                     ------------ -------------
   Shares sold.....        1,129  $      18,945
   Reinvested
    dividends......           76          1,169
   Shares redeemed.          (28)          (452)
                     -----------  -------------
   Net increase....        1,177  $      19,662
                     ===========  =============
                                                           BLUE CHIP GROWTH FUND
                     --------------------------------------------------------------------------------------------------------
                                          CLASS A                                              CLASS B
                     ----------------------------------------------------  --------------------------------------------------
                              FOR THE                                              FOR THE
                         SIX MONTHS ENDED                FOR THE              SIX MONTHS ENDED               FOR THE
                          MARCH 31, 1997               YEAR ENDED              MARCH 31, 1997              YEAR ENDED
                            (UNAUDITED)            SEPTEMBER 30, 1996            (UNAUDITED)           SEPTEMBER 30, 1996
                     --------------------------  ------------------------  ------------------------  ------------------------
                       SHARES        AMOUNT        SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT
                     ------------ -------------  ----------  ------------  ----------  ------------  ----------  ------------
   Shares sold.....      357,060  $   6,044,189     753,893  $ 12,709,149     908,161  $ 15,199,458   3,214,655  $ 53,717,531
   Reinvested
    dividends......      455,715      6,972,433     285,095     4,507,347     319,328     4,764,383     277,108     4,315,647
   Shares redeemed.     (364,060)    (6,158,172)   (533,503)   (8,978,653) (1,238,212)  (20,291,094) (3,702,537)  (61,373,567)
                     -----------  -------------  ----------  ------------  ----------  ------------  ----------  ------------
   Net increase
    (decrease).....      448,715  $   6,858,450     505,485  $  8,237,843     (10,723) $   (327,253)   (210,774) $ (3,340,389)
                     ===========  =============  ==========  ============  ==========  ============  ==========  ============

  * Inception of the class

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                             MID-CAP GROWTH FUND
                     ----------------------------------------------------------------------------------------------------------
                                          CLASS A                                               CLASS B
                     -----------------------------------------------------  ---------------------------------------------------
                              FOR THE                                               FOR THE
                         SIX MONTHS ENDED                FOR THE               SIX MONTHS ENDED               FOR THE
                          MARCH 31, 1997                YEAR ENDED              MARCH 31, 1997               YEAR ENDED
                            (UNAUDITED)             SEPTEMBER 30, 1996            (UNAUDITED)            SEPTEMBER 30, 1996
                     --------------------------  -------------------------  ------------------------  -------------------------
                       SHARES        AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT       SHARES       AMOUNT
                     ------------ -------------  ----------  -------------  ----------  ------------  ----------  -------------
   Shares sold.....      657,487  $  11,790,903     585,749  $  10,047,757     203,348  $  3,581,412   1,569,285  $  26,612,848
   Reinvested
    dividends......      105,243      1,820,690     262,450      4,236,039      35,395       598,248      66,071      1,049,943
   Shares redeemed.     (758,893)   (13,628,298)   (609,879)   (10,404,579)   (296,425)   (5,154,253) (1,386,338)   (23,587,448)
                     -----------  -------------  ----------  -------------  ----------  ------------  ----------  -------------
   Net increase
    (decrease).....        3,837  $     (16,705)    238,320  $   3,879,217     (57,682) $   (974,593)    249,018  $   4,075,343
                     ===========  =============  ==========  =============  ==========  ============  ==========  =============
                                                          SMALL COMPANY GROWTH FUND
                     ----------------------------------------------------------------------------------------------------------
                                          CLASS A                                               CLASS B
                     -----------------------------------------------------  ---------------------------------------------------
                              FOR THE                                               FOR THE
                         SIX MONTHS ENDED                FOR THE               SIX MONTHS ENDED               FOR THE
                          MARCH 31, 1997                YEAR ENDED              MARCH 31, 1997               YEAR ENDED
                            (UNAUDITED)             SEPTEMBER 30, 1996            (UNAUDITED)            SEPTEMBER 30, 1996
                     --------------------------  -------------------------  ------------------------  -------------------------
                       SHARES        AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT       SHARES       AMOUNT
                     ------------ -------------  ----------  -------------  ----------  ------------  ----------  -------------
   Shares sold.....    2,030,100  $  48,763,091   6,607,402  $ 153,907,782   1,108,316  $ 26,188,678   6,285,098  $ 144,713,218
   Reinvested
    dividends......      231,823      5,468,761     725,288     15,398,224     165,485     3,806,222     543,295     11,327,669
   Shares redeemed.   (2,233,363)   (53,069,598) (4,425,505)  (102,867,176) (1,378,297)  (32,047,346) (5,086,621)  (116,292,585)
                     -----------  -------------  ----------  -------------  ----------  ------------  ----------  -------------
   Net increase
    (decrease).....       28,560  $   1,162,254   2,907,185  $  66,438,830    (104,496) $ (2,052,446)  1,741,772  $  39,748,302
                     ===========  =============  ==========  =============  ==========  ============  ==========  =============
                           SMALL COMPANY
                            GROWTH FUND
                     --------------------------
                              CLASS Z
                     --------------------------
                          FOR THE PERIOD
                     OCTOBER 7, 1996* THROUGH
                          MARCH 31, 1997
                            (UNAUDITED)
                     --------------------------
                       SHARES        AMOUNT
                     ------------ -------------
   Shares sold.....       21,284  $     519,531
   Reinvested
    dividends......          300          7,070
   Shares redeemed.         (916)       (21,073)
                     -----------  -------------
   Net increase....       20,668  $     505,528
                     ===========  =============

  * Inception of the class

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued)

                                                              GLOBAL BALANCED FUND
                             ----------------------------------------------------------------------------------------------
                                               CLASS A                                         CLASS B
                             ----------------------------------------------  ----------------------------------------------
                                    FOR THE                                         FOR THE
                               SIX MONTHS ENDED             FOR THE            SIX MONTHS ENDED             FOR THE
                                MARCH 31, 1997            YEAR ENDED            MARCH 31, 1997            YEAR ENDED
                                  (UNAUDITED)         SEPTEMBER 30, 1996          (UNAUDITED)         SEPTEMBER 30, 1996
                             ----------------------  ----------------------  ----------------------  ----------------------
                              SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT
                             ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
   Shares sold.............    115,600  $   899,899    419,512  $ 3,129,820    271,276  $ 2,096,591    771,725  $ 5,700,564
   Reinvested dividends....     36,605      277,832     63,292      449,372     48,520      366,812     93,522      662,149
   Shares redeemed.........   (318,105)  (2,483,724)  (488,115)  (3,602,549)  (431,205)  (3,333,318)  (672,645)  (4,972,923)
                             ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
   Net increase (decrease).   (165,900) $(1,305,993)    (5,311) $   (23,357)  (111,409) $  (869,915)   192,602  $ 1,389,790
                             =========  ===========  =========  ===========  =========  ===========  =========  ===========
                                                             GROWTH AND INCOME FUND
                             ----------------------------------------------------------------------------------------------
                                               CLASS A                                         CLASS B
                             ----------------------------------------------  ----------------------------------------------
                                    FOR THE                                         FOR THE
                               SIX MONTHS ENDED             FOR THE            SIX MONTHS ENDED             FOR THE
                                MARCH 31, 1997            YEAR ENDED            MARCH 31, 1997            YEAR ENDED
                                  (UNAUDITED)         SEPTEMBER 30, 1996          (UNAUDITED)         SEPTEMBER 30, 1996
                             ----------------------  ----------------------  ----------------------  ----------------------
                              SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT
                             ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
   Shares sold.............  1,366,758  $14,979,321  1,608,366  $15,926,962  1,956,963  $21,300,472  1,180,720  $11,686,226
   Reinvested dividends....    118,133    1,248,669     32,680      297,897     86,070      908,039     19,593      176,116
   Shares redeemed.........   (159,246)  (1,782,616)   (46,202)    (441,023)  (547,446)  (5,909,520)  (172,820)  (1,683,504)
                             ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
   Net increase............  1,325,645  $14,445,374  1,594,844  $15,783,836  1,495,587  $16,298,991  1,027,493  $10,178,838
                             =========  ===========  =========  ===========  =========  ===========  =========  ===========

Note 8. Commitments and Contingencies

  The SunAmerica family of mutual funds may borrow up to $75,000,000 under an uncommitted line of credit with State Street Bank and Trust Company, the Funds' custodian, with interest payable at the Federal Funds rate plus 100 basis points. Borrowings under the line of credit will commence when the respective Fund's cash shortfall exceeds $100,000.

Note 9. Trustees Retirement Plan

  The Trustees (and Directors) of the SunAmerica Family of Mutual Funds have adopted the SunAmerica Disinterested Trustees' and Directors' Retirement Plan (the "Retirement Plan") effective January 1, 1993 for the unaffiliated Trustees. The Retirement Plan provides generally that if an unaffiliated Trustee who has at least 10 years of consecutive service as a Disinterested Trustee of any of the SunAmerica mutual funds (an "Eligible Trustee") retires after reaching age 60 but before age 70 or dies while a Trustee, such person will be eligible to receive a retirement or death benefit from each SunAmerica mutual fund with respect to which he or she is an Eligible Trustee. As of each birthday, prior to the 70th birthday, but in no event for a period greater than 10 years, each Eligible Trustee will be credited with an amount equal to 50% of his or her regular fees (excluding committee fees) for services as a Disinterested Trustee of each SunAmerica mutual fund for the calendar year in which such birthday occurs. In addition, an amount equal to 8.5% of any amounts credited under the preceding clause during prior years, is added to each Eligible Trustee's account until such Eligible Trustee reaches his or her 70th birthday. An Eligible Trustee may receive any benefits payable under

 SUNAMERICA EQUITY FUNDS
 NOTES TO FINANCIAL STATEMENTS -- March 31, 1997 (unaudited) -- (continued) the Retirement Plan, at his or her election, either in one lump sum or in up to fifteen annual installments. As of March 31, 1997, Balanced Assets Fund, Blue Chip Growth Fund, Mid-Cap Growth Fund, Small Company Growth Fund, Global Balanced Fund and Growth and Income Fund had accrued $21,229, $6,660, $3,657, $12,531, $1,753 and $947, respectively, for the Retirement
  Plan, which is included in accrued expenses on the Statement of Assets and Liabilities, and for the six months ended March 31, 1997 expensed $6,198, $1,788, $1,119, $4,557, $495 and $651, respectively, for the Retirement Plan, which is included in Trustees' fees and expenses on the Statement of Operations.

TRUSTEES                                     INVESTMENT ADVISER
S. James Coppersmith                         SunAmerica Asset Management Corp.
Samuel M. Eisenstat                          The SunAmerica Center
Stephen J. Gutman                            733 Third Avenue
Peter A. Harbeck                             New York, NY 10017-3204

Peter McMillan III
Sebastiano Sterpa                            SUB-ADVISER

                                             AIG Global Investment Corp. 70 Pine
OFFICERS                                     Street New York, NY 10270
Peter A. Harbeck, President

Stanton J. Feeley, Executive Vice President  DISTRIBUTOR
Nancy Kelly, Vice President                  SunAmerica Capital Services, Inc.
Audrey L. Snell, Vice President              The SunAmerica Center
Gerard P. Sullivan, Vice President           733 Third Avenue
Robert M. Zakem, Secretary                   New York, NY 10017-3204
Peter C. Sutton, Treasurer
Donna M. Handel, Assistant Treasurer         SHAREHOLDER SERVICING AGENT
John T. Genoy, Assistant Treasurer           SunAmerica Fund Services, Inc.
Abbe P. Stein, Assistant Secretary           The SunAmerica Center

                                             733 Third Avenue
CUSTODIAN AND TRANSFER AGENT                 New York, NY 10017-3204
State Street Bank & Trust Company
P.O. Box 419572
Kansas City, MO 64141-6572

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                             BULK RATE
 SUNAMERICA EQUITY FUNDS                                  U.S. POSTAGE
 THE SUNAMERICA CENTER                                        PAID
 733 THIRD AVENUE                                         Kansas City,
 NEW YORK, NY 10017-3204                                       MO
 1-800-858-8850                                            PERMIT NO.
                                                              3657

This report is submitted solely for
the general information of
shareholders of the Fund.
Distribution of this report to
persons other than shareholders of
the Fund is authorized only in
connection with a currently effective
prospectus, setting forth details of
the Fund, which must precede or
accompany this report.

The accompanying report has not been
examined by independent accountants
and accordingly no opinion has been
expressed thereon.

SPONSORED BY:

[LOGO] SUN AMERICA
       ASSET MANAGEMENT

EFANN

SUNAMERICA EQUITY FUND--GLOBAL BALANCED FUND
STYLE SELECT SERIES--INTERNATIONAL EQUITY PORTFOLIO
PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
APRIL 30, 1997 (UNAUDITED)




                                                                       GLOBAL            INTERNATIONAL             PRO FORMA
                                                                      BALANCED              EQUITIES               COMBINED
                                                                        FUND               PORTFOLIO               (NOTE 1)
                                                                     ----------          -------------            -----------
ASSETS:
Investments securities, at value (identified cost
$17,642,708, $33,151,969 and $50,794,677, respectively)              $19,060,980           $32,848,094            $51,909,074
Short-term securities (cost equals market)                             1,329,000               706,000              2,035,000
Repurchase agreements (cost equals market)                             1,924,000             3,469,000              5,393,000
Cash                                                                     225,124                 1,152                226,276
Foreign cash                                                             699,407               109,165                808,572
Receivable for investments sold                                           92,899               265,641                358,540
Interest and dividends receivable                                        208,963               148,894                357,857
Foreign currency contracts                                                    --               366,055                366,055
Receivable for shares of beneficial interest sold                            748               972,187                972,935
Prepaid expenses                                                           1,185                43,675                 44,860
Receivable from investment adviser                                         7,622                12,421                 20,043
Unrealized appreciation of foreign currency contracts                    103,609                95,394                199,003
Deferred organizational expenses                                           1,824                20,019                 21,843
                                                                     -----------           -----------            -----------
    Total assets                                                      23,655,361            39,057,697             62,713,058
                                                                     -----------           -----------            -----------

LIABILITIES:
Payable for investments purchased                                         79,655               321,699                401,354
Payable for shares of beneficial interest redeemed                            --                55,385                 55,385
Investment advisory and management fees payable                           19,259                32,101                 51,360
Accrued expenses                                                          44,824                40,813                 85,637
Foreign currency contracts                                                    --               367,253                367,253
Distribution and service maintenance fees payable                         14,354                17,217                 31,571
Unrealized depreciation of foreign currency contracts                         --                10,444                 10,444
                                                                     -----------           -----------            -----------
    Total liabilities                                                    158,092               844,912              1,003,004
                                                                     -----------           -----------            -----------
         Net assets                                                  $23,497,269           $38,212,785            $61,710,054
                                                                     -----------           -----------            -----------
                                                                     -----------           -----------            -----------

NET ASSETS WERE COMPOSED OF:
Shares of beneficial interest, $.01 and $.0001
  par value, respectively                                                $30,315               $30,648                $60,963
Paid-in capital                                                       20,995,781            38,284,035             59,279,816
                                                                     -----------           -----------            -----------
                                                                      21,026,096            38,314,683             59,340,779
Accumulated undistributed net investment income (loss)                  (183,825)               38,459               (145,366)
Accumulated undistributed net realized gain (loss) on
  investments, foreign currency and other assets and liabilities       1,146,527                79,148              1,225,675
Net unrealized appreciation (depreciation) of investments              1,418,272              (303,875)             1,114,397
Net unrealized appreciation of foreign currency, other
  assets and liabilities                                                  90,199                84,370                174,569
                                                                     -----------           -----------            -----------
         Net assets                                                  $23,497,269           $38,212,785            $61,710,054
                                                                     -----------           -----------            -----------
                                                                     -----------           -----------            -----------

Class A (unlimited shares authorized):
    Net assets                                                        $7,944,521           $22,994,862            $30,939,383
    Shares of beneficial interest issued and outstanding (Note 1)      1,020,559             1,841,936              2,862,495

    Net assets value and redemption price per share                        $7.78                $12.48                 $12.48
    Maximum sales charge (5.75% of offering price)                          0.47                  0.76                   0.76
                                                                     -----------           -----------            -----------
    Maximum offering price to public                                       $8.25                $13.24                 $13.24
                                                                     -----------           -----------            -----------
                                                                     -----------           -----------            -----------
Class B (unlimited shares authorized):
    Net assets                                                       $15,552,748           $14,123,293            $29,676,041
    Shares of beneficial interest issued and outstanding (Note 1)      2,010,964             1,134,927              3,145,881

    Net asset value, offering and redemption price per share               $7.73                $12.44                  $9.43
    (excluding any applicable contingent deferred sales charge)      -----------           -----------            -----------
                                                                     -----------           -----------            -----------
Class C (unlimited shares authorized):
    Net assets                                                                --            $1,094,630             $1,094,630
    Shares of beneficial interest issued and outstanding                      --                87,909                 87,909

    Net asset value, offering and redemption price per share                  --                $12.45                 $12.45
    (excluding any applicable contingent deferred sales charge)      -----------           -----------            -----------
                                                                     -----------           -----------            -----------


See Notes to Pro Forma Financial Statements

SUNAMERICA EQUITY FUND--GLOBAL BALANCED FUND
STYLE SELECT SERIES--INTERNATIONAL EQUITY PORTFOLIO
PRO FORMA STATEMENT OF OPERATIONS
FOR THE PERIOD NOVEMBER 19, 1996* THROUGH APRIL 30, 1997 (UNAUDITED)

                                                              GLOBAL     INTERNATIONAL
                                                            BALANCED       EQUITIES       PRO FORMA       COMBINED
                                                               FUND         PORTFOLIO    ADJUSTMENTS      PRO FORMA
                                                           ----------    -------------    -----------    ---------
INVESTMENT INCOME:
Income:
   Interest (net of withholding taxes of $1,960
    on Global Balanced Fund)                              $   170,741       $ 80,390      ($102,445)   $   148,686 (a)
   Dividends (net of withholding taxes of $12,564 and
    $27,741, respectively)                                     79,312        228,370         15,863        323,545 (a)
                                                          -----------      ---------      ---------     -----------
      Total investment income                                 250,053        308,760        (86,582)       472,231
                                                          -----------      ---------      ---------     -----------
Expenses:
   Investment advisory and management fees                     92,532        129,340         32,038        253,910 (b)
   Distribution and service maintenance fees-Class A           12,140         31,730              -         43,870
   Distribution and service maintenance fees-Class B           57,849         26,172              -         84,021
   Distribution and service maintenance fees-Class C                -            753              -            753
   Transfer agent fees and expenses-Class A                    10,320         24,742              -         35,062
   Transfer agent fees and expenses-Class B                    16,060          7,466              -         23,526
   Transfer agent fees and expenses-Class C                         -            218              -            218
   Custodian fees and expenses                                 68,165         42,347        (27,414)        83,098 (c)
   Registration fees-Class A                                    1,734          8,291         (1,500)         8,525 (d)
   Registration fees-Class B                                    1,735          3,421         (1,500)         3,656 (d)
   Registration fees-Class C                                        -            140              -            140
   Audit and tax consulting fees                                6,060         13,820         (6,060)        13,820 (d)
   Trustees' fees and expenses                                  1,601          1,064              -          2,665
   Printing expense                                             1,510          7,335         (1,000)         7,845 (e)
   Legal fees and expenses                                          -          2,445              -          2,445
   Amortization of organizational expenses                        315         18,164           (315)        18,164 (d)
   Miscellaneous expenses                                         978            814           (700)         1,092 (d)
                                                          -----------      ---------      ---------    -----------
     Total expenses                                           270,999        318,262         (6,451)       582,810
     Less:  expenses reimbursed by investment adviser         (34,226)       (47,961)             -        (82,187)
                                                          -----------      ---------      ---------    -----------
     Net expenses                                             236,773        270,301         (6,451)       500,623
                                                          -----------      ---------      ---------    -----------
Net investment income (loss)                                   13,280         38,459        (80,131)      (28,392)
                                                          -----------      ---------      ---------    -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on investments                              705,613         54,101              -        759,714
Net realized gain on foreign currency and other
 assets and liabilities                                       849,581         25,047              -        874,628
Net change in unrealized appreciation/depreciation
 of investments                                            (1,135,454)      (303,875)             -     (1,439,329)
Net change in unrealized appreciation/depreciation
 of foreign currency and other assets and liabilities          29,073         84,371              -        113,444
                                                          -----------      ---------      ---------    -----------
Net realized and unrealized gain (loss) on investments,
 foreign currency and other assets and liabilities            448,813       (140,356)             -        308,457
                                                          -----------      ---------      ---------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS:                                       $   462,093      ($101,897)     ($ 80,131)   $   280,065
                                                          -----------      ---------      ---------    -----------
                                                          -----------      ---------      ---------    -----------

*    Inception of the International Equity Portfolio
(a)  Income adjustments to reflect change in portfolio composition (see Note 4)
(b)  Management fee calculated at 1.10% of combined average daily net assets
(c)  Custodian fee adjusted for combined net assets using fees based on International Equity's custodian agreement
(d)  Duplication of expenses not required
(e)  Expenses based upon combined net assets


See Notes to Pro Forma Financial Statements

PRO FORMA
PORTFOLIO OF INVESTMENTS -- APRIL 30, 1997 - (UNAUDITED)


                                                                       Value
Security Description                                    Shares       (Note 2)
--------------------------------------------------------------------------------

COMMON STOCK - 74.8%
ARGENTINA - 0.7%
Banco Frances del Rio de la
  Plata SA ADR(1) (Finance). . . . . . . . . .             560   $     17,010
Perez Companies SA
  (Multi-Industry) . . . . . . . . . . . . . .           2,550         20,683
Telefonica de Argentina SA ADR(1)
  (Utilities). . . . . . . . . . . . . . . . .           4,620        153,615
YPF Sociedad Anonima ADR(1)
  (Energy) . . . . . . . . . . . . . . . . . .           9,640        266,305
                                                                 ------------
                                                                      457,613
                                                                 ------------
                                                                 ------------

AUSTRALIA - 3.1%
AAPC Ltd. (Information &
  Entertainment) . . . . . . . . . . . . . . .         837,600        509,497
Australia & New Zealand Banking
  Group Ltd. (Finance) . . . . . . . . . . . .           2,000         12,774
Australian Gas Light Co., Ltd.
  (Utilities). . . . . . . . . . . . . . . . .           3,000         17,196
Broken Hill Proprietary Co., Ltd.
  (Materials). . . . . . . . . . . . . . . . .           2,000         28,199
Coca-Cola Amatil Ltd. (Consumer
  Staples) . . . . . . . . . . . . . . . . . .          18,000        205,772
Commonwealth Installment Receipt
  Trustee Ltd. (Finance) . . . . . . . . . . .           2,000         14,973
David Jones Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           8,400         11,005
FAI Insurances Ltd. (Finance). . . . . . . . .         275,073        135,145
Lend Lease Corp., Ltd. (Finance)
   . . . . . . . . . . . . . . . . . . . . . .           1,000         19,138
National Australia Bank Ltd.
  (Finance). . . . . . . . . . . . . . . . . .           7,200         98,542
News Corp., Ltd. (Information &
  Entertainment) . . . . . . . . . . . . . . .          11,000         50,698
Normandy Mining Ltd. (Energy). . . . . . . . .         162,366        198,795
Publishing & Broadcasting Ltd.
  (Information & Entertainment). . . . . . . .          35,000        184,785
St. George Bank Ltd. (Finance) . . . . . . . .           2,000         12,290
TABCORP Holdings Ltd.
  (Information & Entertainment). . . . . . . .           3,000         14,821
Western Mining Corp. Holdings
  Ltd. (Materials) . . . . . . . . . . . . . .           3,000         17,781
Westpac Banking Corp., Ltd.
  (Finance). . . . . . . . . . . . . . . . . .           2,000         10,778
Woodside Petroleum Ltd. (Energy)
   . . . . . . . . . . . . . . . . . . . . . .           3,000         23,863
Woolworths Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . .         117,200        345,485
                                                                 ------------
                                                                    1,911,537
                                                                 ------------
                                                                 ------------

AUSTRIA - 0.5%
Boehler-Uddeholm AG (Materials). . . . . . . .           1,767        127,494
VAE Eisenbahnsysteme AG
  (Industrial & Commercial). . . . . . . . . .           1,776        171,878
                                                                 ------------
                                                                      299,372
                                                                 ------------

BELGIUM - 0.3%
Generale de Banque Belge Pour
  l'Etranger SA (Finance). . . . . . . . . . .              90         37,322
Kredietbank NV (Finance) . . . . . . . . . . .             250         97,378
UCB SA (Healthcare). . . . . . . . . . . . . .              10         27,440
                                                                 ------------
                                                                      162,140
                                                                 ------------

BRAZIL - 0.7%
Centrais Eletricas Brasileiras SA
  ADR+(1) (Utilities). . . . . . . . . . . . . .         1,000         22,519
Compania Brasiletra de
Distribuidora GDR(2) (Industrial
  & Commercial). . . . . . . . . . . . . . . . .         1,000         20,121
Compania Energetica de Minas
  ADR(1) non voting (Materials). . . . . . . . .         1,000         45,509
Telecomunicacoes Brasileras SA ADR(1)
  (Information Technology) . . . . . . . . . . .       650,000         69,981
Telecomunicacoes Brasileras SA
  (Information Technology) . . . . . . . . . . .         2,000        229,500
Usinas Siderurgicas de Minas
  Gerais SA ADR(1) (Materials) . . . . . . . . .         6,000         70,519
                                                                 ------------
                                                                      458,149
                                                                 ------------

CANADA - 0.7%
Abitibi Price, Inc. (Information
  & Entertainment) . . . . . . . . . . . . . .           1,790         30,175
Air Canada, Inc. (Information &
  Entertainment) . . . . . . . . . . . . . . .           3,004         16,127
Alcan Aluminum Ltd. (Materials). . . . . . . .             620         21,037
Barrick Gold Corp. (Materials) . . . . . . . .           1,126         25,027
BCE, Inc. (Information
  Technology). . . . . . . . . . . . . . . . .             417         19,522
Bombardier, Inc. Class B
  (Industrial & Commercial). . . . . . . . . .             426          8,645
Chauvco Resources Ltd.+ (Energy)
   . . . . . . . . . . . . . . . . . . . . . .             800         11,052
Cominco Ltd. (Materials) . . . . . . . . . . .             387          9,973
Crestar Energy, Inc. (Energy). . . . . . . . .             968         18,189
Diamond Fields International
  Ltd.(3)+ (Materials) . . . . . . . . . . . .             400            272
Finning Ltd.(Materials). . . . . . . . . . . .             400          8,933
Fletcher Challenge Ltd., Class A
  (Materials). . . . . . . . . . . . . . . . .           1,647         27,705
Hudsons Bay Co. (Consumer
  Discretionary) . . . . . . . . . . . . . . .             470          9,555
Inco Ltd. (Materials). . . . . . . . . . . . .             422         13,518
Inco Ltd., Class V (Materials) . . . . . . . .           1,000         20,938
MacMillan Bloedel Ltd.
  (Materials). . . . . . . . . . . . . . . . .             600          8,203
Northern Telecom Ltd. (Information
  Technology). . . . . . . . . . . . . . . . .              89          6,473
Renaissance Energy Ltd.+ (Energy)
   . . . . . . . . . . . . . . . . . . . . . .             968         26,816
Royal Bank of Canada (Finance) . . . . . . . .             310         12,360
Seagram Ltd. (Industrial &
  Commercial). . . . . . . . . . . . . . . . .             383         14,681
Stelco, Inc. Class A+ (Materials)
   . . . . . . . . . . . . . . . . . . . . . .           3,330         19,546
Suncor, Inc. (Energy). . . . . . . . . . . . .             240         10,995
Toronto Dominion Bank Ontario
  (Finance). . . . . . . . . . . . . . . . . .             850         24,064
TransCanada Pipelines Ltd.
  (Energy) . . . . . . . . . . . . . . . . . .           2,325         42,522
Trizec Hahn Corp. (Real Estate). . . . . . . .             610         13,318
                                                                 ------------
                                                                      419,646
                                                                 ------------

CHILE - 0.6%
Chilectra SA ADR(1) (Utilities). . . . . . . .             169         10,237
Compania de Telecomunicaciones de

PRO FORMA
PORTFOLIO OF INVESTMENTS -- APRIL 30, 1997 -- (UNAUDITED) -- (CONTINUED)

                                                                       Value
Security Description                                    Shares       (Note 2)
-------------------------------------------------------------------------------

  Chile SA ADR(1) (Utilities). . . . . . . . . .           480         15,540
Empresa Nacional de Electricidad
  SA ADR(1) (Utilities). . . . . . . . . . . . .           765         14,726
Enersis SA ADR(1) (Energy) . . . . . . . . . . .         2,994         94,311
Maderas Y Sinteticos SA ADR(1)
  (Materials). . . . . . . . . . . . . . . . . .         1,900         30,400
Santa Isabel SA ADR(1) (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         2,000         48,750
Sociedad Quimica Minera ADR(1)
  (Materials). . . . . . . . . . . . . . . . . .         2,700        159,975
                                                                -------------
                                                                      373,939
                                                                -------------
DENMARK - 0.2%
Den Danske Bank+ (Finance) . . . . . . . . . . .           150         12,973
ISS International Service Systems
A/S Class B (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .         2,600         76,926
Unidanmark A/S (Finance) . . . . . . . . . . . .           200          9,893
                                                                -------------
                                                                       99,792
                                                                -------------
FINLAND - 1.2%
Huhtamaki Oy (Consumer Staples). . . . . . . . .         5,224        226,523
Konecranes International Corp.+
  (Consumer Discretionary) . . . . . . . . . . .         4,500        173,064
Nokia Corp., Class A ADR(1)
  (Information Technology) . . . . . . . . . . .         2,000        129,250
Nokian Tyres (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         5,000        120,183
Rauma Oy (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .            97          1,996
UPM-Kymmene Oy (Materials) . . . . . . . . . . .         4,230         96,794
                                                                -------------
                                                                      747,810
                                                                -------------
FRANCE - 5.0%
Accor SA (Information Technology). . . . . . . .            80         11,473
Alcatel Alsthom Compagnie
Generael D'Electricite
  (Information Technology) . . . . . . . . . . .           310         34,471
AXA SA+ (Finance). . . . . . . . . . . . . . . .         2,220        136,589
Bertrand Faure (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         1,700         81,410
Canal Plus (Information &
  Entertainment) . . . . . . . . . . . . . . . .            70         12,641
Carrefour SA (Consumer
  Discretionary) . . . . . . . . . . . . . . . .           180        112,382
Chargeurs International SA+
  (Consumer Discretionary) . . . . . . . . . . .         1,200         70,933
Club Mediterranee SA (Information
  & Entertainment) . . . . . . . . . . . . . . .         2,300        178,120
Compagnie de St. Gobain
  (Materials). . . . . . . . . . . . . . . . . .           370         49,574
Compagnie Generale des Eaux
  (Multi-industry) . . . . . . . . . . . . . . .         3,960        551,611
Elf Aquitaine SA (Energy). . . . . . . . . . . .           520         50,428
Guilbert SA (Information
  Technology). . . . . . . . . . . . . . . . . .           120         18,710
L'Oreal (Consumer Staples) . . . . . . . . . . .            60         21,290
Lapeyre (Materials). . . . . . . . . . . . . . .           340         20,505
Legrand SA (Information
  Technology). . . . . . . . . . . . . . . . . .           130         21,940
Louis Dreyfus Citrus+ (Consumer
  Staples) . . . . . . . . . . . . . . . . . . .         7,200        258,689
Marine-Wendel SA (Multi-industry). . . . . . . .         1,100        114,024
Moet Hennessy Louis Vuitton
  (Consumer Staples) . . . . . . . . . . . . . .           340         83,012
Pathe SA+ (Information &
  Entertainment) . . . . . . . . . . . . . . . .            50         11,677
Pinault Printemps Redoute
  (Consumer Discretionary) . . . . . . . . . . .           170         71,507
Primagaz Cie (Utilities) . . . . . . . . . . . .           120         11,760
Rhone-Poulenc Rorer, SA
  (Healthcare) . . . . . . . . . . . . . . . . .         3,500        117,716
Sanofi SA (Healthcare) . . . . . . . . . . . . .           460         42,954
Schneider SA+ (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .         4,640        261,554
Societe Generale+ (Finance). . . . . . . . . . .         3,800        425,803
Sodexho SA (Information &
  Entertainment) . . . . . . . . . . . . . . . .           150         68,877
Television Francais (Utilities). . . . . . . . .           625         60,289
Total SA, Series B (Energy). . . . . . . . . . .         2,640        218,926
                                                                -------------
                                                                    3,118,865
                                                                -------------
GERMANY - 3.5%
Adidas AG (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         1,100        114,650
Allianz Holdings AG (Finance). . . . . . . . . .           200         38,804
Ashanti Goldfields Co., Ltd.
  GDR(2) (Materials) . . . . . . . . . . . . . .        10,000        118,750
Ava Allgemeneine
Handelsgesellschaft der
Verbraucher AG (Consumer
  Discretionary) . . . . . . . . . . . . . . . .           600        162,143
Bayer AG (Multi-industry). . . . . . . . . . . .         1,583         62,980
Bayerische Hypotheken Und Bank AG
  (Finance). . . . . . . . . . . . . . . . . . .           766         23,885
Bayerische Motoren Werke
  (Consumer Discretionary) . . . . . . . . . . .           327        267,748
Bilfinger & Berger Bau AG
  (Consumer Discretionary) . . . . . . . . . . .         3,210        119,369
Commerzbank AG (Finance) . . . . . . . . . . . .         6,540        175,415
Deutsche Bank AG (Finance) . . . . . . . . . . .         4,940        260,721
Deutsche Telekom AG (Information
  Technology). . . . . . . . . . . . . . . . . .           557         12,087
Gehe AG (Consumer Discretionary) . . . . . . . .         1,590        105,767
Hoechst AG (Healthcare). . . . . . . . . . . . .           430         16,884
Leica Camera AG+ (Information
  Technology). . . . . . . . . . . . . . . . . .         5,100        156,080
Mannesmann AG (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .            40         15,729
Rhon-Klinikum AG (Consumer
  Discretionary) . . . . . . . . . . . . . . . .           200         25,869
SAP AG (Information Technology). . . . . . . . .            80         14,565
Schering AG (Healthcare) . . . . . . . . . . . .           140         13,420
VEBA AG (Utilities). . . . . . . . . . . . . . .         2,880        148,341
Volkswagen AG (Consumer
  Discretionary) . . . . . . . . . . . . . . . .           240        152,581
Walter AG (Consumer
  Discretionary) . . . . . . . . . . . . . . . .           400        139,970
                                                                -------------
                                                                    2,145,758
                                                                -------------
HONG KONG - 2.7%

PRO FORMA
PORTFOLIO OF INVESTMENTS -- APRIL 30, 1997 -- (UNAUDITED) -- (CONTINUED)
                                                                        Value
Security Description                                    Shares       (Note 2)
-------------------------------------------------------------------------------

Cathay Pacific Airways Ltd.
  (Industrial & Commercial). . . . . . . . . . .        15,000         23,333
COL Hotels International Ltd.
  (Information & Entertainment). . . . . . . . .       340,000        148,131
Cheung Kong Holdings Ltd. (Real
   Estate) . . . . . . . . . . . . . . . . . . .         8,000         70,225
Cheung Kong Infrastructure
  (Consumer Discretionary) . . . . . . . . . . .        20,000         56,671
China Hong Kong Photo Products
Holdings Ltd. (Information &
  Entertainment) . . . . . . . . . . . . . . . .       110,000         34,435
Dao Heng Bank Group Ltd.
  (Finance). . . . . . . . . . . . . . . . . . .         4,000         19,002
First Pacific Co., Ltd.
  (Industrial & Commercial). . . . . . . . . . .        32,000         38,211
Guoco Group Ltd.  (Finance). . . . . . . . . . .        40,000        190,021
Henderson China Holdings Ltd.
  (Real Estate). . . . . . . . . . . . . . . . .        16,200         27,918
Hong Kong Land Holdings Ltd.
  ADR (1) (Finance). . . . . . . . . . . . . . .       163,000        339,040
Hopewell Holdings Ltd. (Real
  Estate). . . . . . . . . . . . . . . . . . . .        39,000         20,264
HSBC Holdings PLC (Finance). . . . . . . . . . .         3,200         80,966
Hutchison Whampoa Ltd. (Finance) . . . . . . . .        21,000        155,877
Jardine Matheson Holdings Ltd.
ADR (1) (Industrial & Commercial). . . . . . . .        21,200        116,600
New World Development Co. Ltd.
  (Real Estate). . . . . . . . . . . . . . . . .        14,165         81,737
RBI Holdings Ltd. (Information &
  Entertainment) . . . . . . . . . . . . . . . .       800,000        131,156
Swire Pacific Ltd. Class A
  (Multi-industry) . . . . . . . . . . . . . . .         8,100         62,477
Wharf Holdings Ltd. (Real Estate). . . . . . . .        15,000         58,735
                                                                -------------
                                                                    1,652,799
                                                                -------------
INDIA - 0.2%
Hindalco Industries Ltd. GDR+(2)
  (Materials). . . . . . . . . . . . . . . . . .           700         22,659
Tata Engineering & Locomotive
Co., Ltd. GDR(2)(Consumer
  Discretionary) . . . . . . . . . . . . . . . .         9,450        115,526
                                                                -------------
                                                                      138,185
                                                                -------------

INDONESIA - 1.8%
PT Bank Bali alien shares
  (Finance). . . . . . . . . . . . . . . . . . .        93,000        223,889
PT Bank International Indonesia
  alien shares (Finance) . . . . . . . . . . . .         7,000          5,041
PT Bank Negara Indonesia alien
  shares (Finance)+* . . . . . . . . . . . . . .       165,000         91,667
PT Bank Tiara Asia alien shares
  (Finance). . . . . . . . . . . . . . . . . . .       194,000        235,514
PT Indonesian Satellite Corp.
  alien shares (Utilities) . . . . . . . . . . .       130,000        358,436
PT Semen Cibinong alien shares
  (Materials). . . . . . . . . . . . . . . . . .        51,000        150,586
PT Telekomunikasi (Utilities). . . . . . . . . .        30,000         43,519
                                                                -------------
                                                                    1,108,652
                                                                -------------
ISRAEL - 0.1%
Blue Square Israel Ltd. ADR(1)
  (Consumer Staples) . . . . . . . . . . . . . .         4,300         80,088
                                                                -------------
ITALY - 1.9%
Banca Commerciale Italiana SpA
  (Finance). . . . . . . . . . . . . . . . . . .        85,000        182,443
Banca Pop Di Milano (Finance). . . . . . . . . .        15,000         73,854
BCA Fideuram SpA (Finance) . . . . . . . . . . .         9,000         22,603
Brembo SpA (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .        16,000        172,880
Credito Italiano SpA (Finance) . . . . . . . . .        10,000         14,017
ENI SpA (Energy) . . . . . . . . . . . . . . . .         5,000         25,377
Gemina SpA+ (Consumer Staples) . . . . . . . . .        12,600          5,085
Holding Oi Partecipazione
  (Multi-industry) . . . . . . . . . . . . . . .       179,000         97,572
Industrie Natuzzi SpA ADR(1)
  (Consumer Discretionary) . . . . . . . . . . .         1,000         22,250
Istituto Mobiliare Italiano
  (Finance). . . . . . . . . . . . . . . . . . .         3,000         25,555
Italgas-Societa Italiana per il
  Gas SpA (Utilities). . . . . . . . . . . . . .         5,000         13,156
Parmalat Finanziar (Finance) . . . . . . . . . .        60,000         87,258
Seat SpA+ (Information &
  Entertainment) . . . . . . . . . . . . . . . .         7,000          2,142
STET (Industrial & Commercial) . . . . . . . . .        10,000         47,279
STET Risp. (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .        33,000        122,388
Telecom Italia SpA (Information
  Technology). . . . . . . . . . . . . . . . . .        25,000         78,628
Zucchini SpA (Information
  Technology). . . . . . . . . . . . . . . . . .        29,600        196,218
                                                                -------------
                                                                    1,188,705
                                                                -------------
JAPAN -14.5%
Advantest Corp. (Information
  Technology). . . . . . . . . . . . . . . . . .           980         54,429
Aiwa Co., Ltd. (Information
  Technology). . . . . . . . . . . . . . . . . .         3,000         51,759
Alps Electric Co., Ltd.
  (Information Technology) . . . . . . . . . . .         2,000         23,319
Amada Co., Ltd. (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .         4,000         29,905
Amano Corp. (Multi-industry) . . . . . . . . . .         4,000         37,500
Aoki International Co., Ltd.
  (Consumer Discretionary) . . . . . . . . . . .         5,000         87,052
Bank of Tokyo-Mitsubishi Ltd.+
  (Finance). . . . . . . . . . . . . . . . . . .         6,600        104,510
Best of Denki Co. (Information
  Technology). . . . . . . . . . . . . . . . . .         5,000         44,905
Calsonic Corp. (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         6,000         29,779
Canon, Inc. (Information
  Technology). . . . . . . . . . . . . . . . . .        11,000        260,842
Chiba Bank Ltd. (Finance). . . . . . . . . . . .        20,000        107,141
Citizen Watch Co. (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         3,000         21,578
Daiichi Pharmaceutical
  (Healthcare) . . . . . . . . . . . . . . . . .         4,000         64,285
Dainippon Screen MFG Co., Ltd.
  (Information Technology) . . . . . . . . . . .         2,000         15,914

PRO FORMA
PORTFOLIO OF INVESTMENTS -- APRIL 30, 1997 -- (UNAUDITED) -- (CONTINUED)


                                                                      Value
Security Description                                    Shares       (Note 2)
--------------------------------------------------------------------------------

Daiwa House Industry Co., Ltd.
  (Consumer Discretionary) . . . . . . . . . .           5,000         55,934
DDI Corp. (Utilities). . . . . . . . . . . . .              15         99,618
East Japan Railway Co.
  (Industrial & Commercial). . . . . . . . . .              12         51,901
Fanuc Ltd. (Information
  Technology). . . . . . . . . . . . . . . . .           2,100         71,635
Fujitsu Denso (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           2,000         60,503
Fujitsu Ltd. (Information
  Technology). . . . . . . . . . . . . . . . .          12,000        124,788
Hankyu Realty Co. (Real Estate). . . . . . . .           7,000         48,804
Hitachi Ltd.+ (Information
  Technology). . . . . . . . . . . . . . . . .           6,000         54,359
Hitachi Zosen Corp. (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           4,000         13,897
Honda Motor Co., Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           2,000         62,079
Imagineer Co., Ltd.+ (Information
  Technology). . . . . . . . . . . . . . . . .           3,600        114,578
Inax Corp. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           2,000         12,416
Industrial Bank of Japan Ltd.
  (Finance). . . . . . . . . . . . . . . . . .           6,640         70,619
Ito-Yokado Co., Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           2,000         95,955
Jusco Co., Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           2,000         61,449
Kamigumi Co., Ltd. (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           7,000         34,632
KAO Corp. (Consumer Staples) . . . . . . . . .           2,000         23,319
Katokichi Co. (Consumer Staples) . . . . . . .           5,000         78,780
Kawasaki Heavy Industries Ltd.
  (Industrial & Commercial). . . . . . . . . .          14,000         55,257
Kissei Pharmaceutical Co.
  (Healthcare) . . . . . . . . . . . . . . . .           3,400         64,553
Kokuyo Co., Ltd. (Materials) . . . . . . . . .           2,000         43,487
Komatsu Ltd. (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           3,000         21,932
Komori Co., Ltd. (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           2,000         42,699
Kuraray Co., Ltd. (Healthcare) . . . . . . . .           4,000         35,294
Kyocera Corp. (Information
  Technology). . . . . . . . . . . . . . . . .           3,000        179,619
Makita Corp. (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           2,000         27,416
Marubeni Corp. (Consumer
  Discretionary) . . . . . . . . . . . . . . .          30,000        111,317
Marui Co., Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           4,000         65,860
Matsushita Electric Industrial
Co., Ltd. (Information
  Technology)+ . . . . . . . . . . . . . . . .           6,000         95,955
Matsushita Electric Works Ltd.
  (Industrial & Commercial). . . . . . . . . .          27,000        274,392
Meiwa Estate Co.+ (Real Estate). . . . . . . .           2,600         43,014
Mitsubishi Corp. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           2,000         18,750
Mitsubishi Estate Co., Ltd. (Real
  Estate). . . . . . . . . . . . . . . . . . .           5,000         63,024
Mitsubishi Heavy Industrial Ltd.
  (Industrial & Commercial). . . . . . . . . .          30,000        198,054
Mitsubishi Logistics Corp.
  (Industrial & Commercial). . . . . . . . . .           3,000         35,215
Mitsubishi Motor (Consumer
  Discretionary) . . . . . . . . . . . . . . .           9,000         62,394
Mitsui Fudosan Co., Ltd. (Real
  Estate). . . . . . . . . . . . . . . . . . .          24,000        274,156
Miyota Co. (Information
  Technology). . . . . . . . . . . . . . . . .          13,000        153,622
Mori Seiki Co., Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           3,000         43,487
Murata Manufacturing Co., Ltd.
  (Information Technology) . . . . . . . . . .           2,000         73,739
Mycal Corp. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           4,000         49,159
NEC Corp. (Information
  Technology). . . . . . . . . . . . . . . . .          33,000        402,962
New Oji Paper Co., Ltd.+
  (Materials). . . . . . . . . . . . . . . . .           8,000         40,399
Nippon Denko Co., Ltd.
  (Industrial & Commercial). . . . . . . . . .           5,000        113,838
Nippon Electric Glass Co., Ltd.
  (Materials). . . . . . . . . . . . . . . . .           7,000        107,535
Nippon Express Co., Ltd.
  (Industrial & Commercial). . . . . . . . . .           6,000         41,360
Nippon Shokubai Co. (Materials). . . . . . . .           8,000         51,680
Nippon Steel Corp. (Materials) . . . . . . . .          55,000        156,852
Nippon Telegraph & Telephone
  Corp. (Utilities). . . . . . . . . . . . . .              47        331,390
Nissho Iwai Corp.
  (Multi-industry) . . . . . . . . . . . . . .          16,000         53,445
Nomura Securities Co., Ltd.
  (Finance). . . . . . . . . . . . . . . . . .          13,000        145,429
One Pharmaceutical Co., Ltd.
  (Healthcare) . . . . . . . . . . . . . . . .           2,000         56,722
Orix Corp. (Finance) . . . . . . . . . . . . .           3,000        151,495
Pioneer Electronic Corp.
  (Industrial & Commercial). . . . . . . . . .          11,000        196,715
Rohm Co. (Information Technology). . . . . . .           1,000         77,520
Sankyo Co., Ltd. (Healthcare). . . . . . . . .           8,000        214,283
Sanwa Bank Ltd. (Finance). . . . . . . . . . .           7,000         74,999
Seino Transportation (Industrial
  & Commercial). . . . . . . . . . . . . . . .           6,000         54,359
Sekisui Chemical Co., Ltd.
  (Materials). . . . . . . . . . . . . . . . .           9,000         86,501
Sekisui House Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           3,000         26,707
Sharp Corp. (Information
  Technology). . . . . . . . . . . . . . . . .           9,000        116,989
Shin-Etsu Chemical Co., Ltd.
  (Materials). . . . . . . . . . . . . . . . .           3,000         60,503
Shiseido Co., Ltd. (Consumer
  Staples) . . . . . . . . . . . . . . . . . .          20,000        286,761
Shohkoh Fund & Co. (Finance) . . . . . . . . .             600        140,859
Sony Corp. (Information
  Technology). . . . . . . . . . . . . . . . .           4,000        291,173
Sumitomo Corp. (Industrial &

PRO FORMA
PORTFOLIO OF INVESTMENTS -- APRIL 30, 1997 -- (UNAUDITED) -- (CONTINUED)

                                                                      Value
Security Description                                    Shares       (Note 2)
-------------------------------------------------------------------------------

  Commercial). . . . . . . . . . . . . . . . . .         8,000         53,823
Sumitomo Electric Industries,
  Ltd. (Industrial & Commercial) . . . . . . . .        12,000        162,603
Sumitomo Forestry Co., Ltd.
  (Materials). . . . . . . . . . . . . . . . . .         2,000         20,325
Sumitomo Metal Mining Co., Ltd.
  (Materials). . . . . . . . . . . . . . . . . .        15,000        100,445
Suzuki Motor Corp. (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         5,000         53,177
TDK Corp. (Information
  Technology). . . . . . . . . . . . . . . . . .         2,000        144,168
Teijin Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         7,000         28,290
Toagosei Co., Ltd. (Materials) . . . . . . . . .        20,000         74,369
Tokio Marine & Fire Insurance
  Co., Ltd. (Finance). . . . . . . . . . . . . .        27,000        263,757
Tokyo Electron Ltd. (Information
  Technology). . . . . . . . . . . . . . . . . .         7,600        293,378
Tokyo Steel Manufacturing Co.
  (Materials). . . . . . . . . . . . . . . . . .         2,000         21,428
Toppan Printing Co., Ltd.
  (Information & Entertainment). . . . . . . . .         3,000         38,760
Toray Industries, Inc.
  (Materials). . . . . . . . . . . . . . . . . .         9,000         56,013
Toshiba Corp. (Information
  Technology). . . . . . . . . . . . . . . . . .        10,000         56,092
Toyota Motor Corp. (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         2,000         57,982
Uny Co., Ltd. (Consumer Staples) . . . . . . . .         2,000         35,136
Ushio, Inc. (Information
  Technology). . . . . . . . . . . . . . . . . .         4,000         46,953
Yamanouchi Pharmaceutical Co.,
  Ltd. (Healthcare). . . . . . . . . . . . . . .         6,000        128,097
                                                                -------------
                                                                    9,015,851
                                                                -------------
KOREA - 0.5%
Kookmin Bank GDR*(2) (Finance) . . . . . . . . .         5,000         89,375
Korea Electric Power Corp. ADR(1)
  (Utilities). . . . . . . . . . . . . . . . . .         8,500        144,500
Korea Fund, Inc. (Finance) . . . . . . . . . . .         2,800         36,050
SK Telecom Co., Ltd ADR(1)
  (Information Technology) . . . . . . . . . . .         5,160         49,023
                                                                -------------
                                                                      318,948
                                                                -------------
LUXEMBOURG - 0.2%
Millicom International Cellular
SA+ (Information & Entertainment). . . . . . . .         2,700        122,850
                                                                -------------
MALAYSIA - 1.2%
Berjaya Sports Toto Bhd
  (Information & Entertainment). . . . . . . . .         7,000         33,455
Commerce Asset Holding Bhd
  (Finance). . . . . . . . . . . . . . . . . . .         3,000         17,923
Land & General Bhd+
  (Multi-industry) . . . . . . . . . . . . . . .        21,600         29,422
MBF Capital Bhd (Finance). . . . . . . . . . . .        15,000         22,224
Multi-Purpose Holdings Bhd
  (Finance). . . . . . . . . . . . . . . . . . .        11,000         17,962
Oriental Holdings Bhd (Consumer
  Discretionary) . . . . . . . . . . . . . . . .        14,000        105,942
Renong Bhd+ (Multi-industry) . . . . . . . . . .        18,000         24,661
Resorts World Bhd (Information &
  Entertainment) . . . . . . . . . . . . . . . .         5,000         18,420
TA Enterprise Bhd (Finance). . . . . . . . . . .       144,000        168,042
Technology Resources Industries
  Bhd (Information Technology) . . . . . . . . .        77,000        141,071
Time Engineering Bhd+
  (Information Technology) . . . . . . . . . . .         6,000         10,993
United Engineers Bhd (Industrial
  & Commercial). . . . . . . . . . . . . . . . .        11,000         77,983
YTL Power International Bhd
  (Consumer Discretionary) . . . . . . . . . . .        50,000         79,656
                                                                -------------
                                                                      747,754
                                                                -------------
MEXICO - 1.2%
Cernex SA de CV Class B
  (Materials). . . . . . . . . . . . . . . . . .        10,000         36,620
Cifra SA de CV ADR(1) (Consumer
  Staples) . . . . . . . . . . . . . . . . . . .       120,000        182,880
Gruma SA de CV ADR*(1) (Consumer
  Staples) . . . . . . . . . . . . . . . . . . .           610         11,751
Gruma SA de CV Class B+ (Consumer
  Staples) . . . . . . . . . . . . . . . . . . .         2,000          9,639
Grupo Financiero Banamex-Accival
  SA de CV., Class B (Finance) . . . . . . . . .        69,000        147,786
Grupo Industrial Maseca SA de CV
Class B (Industrial & Commercial). . . . . . . .         9,000          8,789
Grupo Modelo SA de CV Class C
  (Consumer Staples) . . . . . . . . . . . . . .         2,000         12,131
Kimberly-Clark Corp. (Materials) . . . . . . . .         6,526         24,227
Panamerican Beverages, Inc. Class
  A ADR(1) (Consumer Staples). . . . . . . . . .         7,400        214,600
Telefonos de Mexico SA ADR(1)
  (Utilities). . . . . . . . . . . . . . . . . .         1,750         72,187
                                                                -------------
                                                                      720,610
                                                                -------------
NETHERLANDS - 3.6%
ABN AMRO Holdings NV (Finance) . . . . . . . . .         1,200         82,472
ASM Lithography Holding NV
  (Information Technology) . . . . . . . . . . .           400         29,872
ASM Lithography Holding NV+
  (Information Technology) . . . . . . . . . . .         1,300        102,863
Baan Co. NV+ (Information
  Technology). . . . . . . . . . . . . . . . . .           250         13,406
CSM NV (Consumer Staples). . . . . . . . . . . .         1,190         68,347
Elsevier NV (Consumer
  Discretionary) . . . . . . . . . . . . . . . .        13,550        216,989
Fortis Amev NV (Finance) . . . . . . . . . . . .         1,030         38,857
Gamma Holdings NV (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         2,600        134,784
Getronics NV (Information
  Technology). . . . . . . . . . . . . . . . . .         3,000         90,848
Gucci Group NV (Consumer
  Discretionary) . . . . . . . . . . . . . . . .           187         12,973
Hagemeyer NV (Multi-industry). . . . . . . . . .           270         23,490
ING Groep NV (Finance) . . . . . . . . . . . . .         3,490        137,035
Kon Ahrend NV (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         1,700        102,962
Koninklijke Ahold NV (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         2,320        158,374

PRO FORMA
PORTFOLIO OF INVESTMENTS -- APRIL 30, 1997 -- (UNAUDITED) -- (CONTINUED)
                                                                        VALUE
SECURITY DESCRIPTION                                    SHARES        (NOTE 2)
--------------------------------------------------------------------------------

Koninlijke PTT Nederland NV
  (Utilities). . . . . . . . . . . . . . . . . .           290         10,300
Nutricia Ver Bledrijuen NV
  (Consumer Staples) . . . . . . . . . . . . . .           140         21,241
Philips Electronics NV
  (Information Technology) . . . . . . . . . . .         4,500        234,897
PolyGram NV (Information &
  Entertainment) . . . . . . . . . . . . . . . .         1,750         85,780
Royal Dutch Petroleum Co.
  (Energy) . . . . . . . . . . . . . . . . . . .         1,430        255,570
Unilever NV and PLC (Consumer
  Staples) . . . . . . . . . . . . . . . . . . .           510         99,183
Volker Stevin (Koninklijke) NV+
  (Consumer Discretionary) . . . . . . . . . . .         1,000        113,689
Wolters Kluwer NV+ (Information &
  Entertainment) . . . . . . . . . . . . . . . .         1,740        206,214
                                                                    ---------
                                                                    2,240,146
                                                                    ---------

NEW ZEALAND - 1.6%
Air New Zealand Ltd.+
  (Information & Entertainment). . . . . . . . .        74,000        213,920
Brierley Investments Ltd.+
  (Finance). . . . . . . . . . . . . . . . . . .       160,900        141,659
Carter Holt Harvey Ltd. (Consumer
  Staples) . . . . . . . . . . . . . . . . . . .         4,000          8,873
CDL Hotels New Zealand Ltd.
  (Information & Entertainment). . . . . . . . .       575,000        211,265
Fletcher Challenge building
  shares Ltd.+ (Multi-industry). . . . . . . . .         4,000         11,230
Fletcher Challenge forest shares
  Ltd.+ (Multi-industry) . . . . . . . . . . . .        62,800         86,636
Kiwi Income Property Trust (Real
  Estate). . . . . . . . . . . . . . . . . . . .       275,000        211,612
Telecom Corp. of New Zealand Ltd.
  (Information Technology) . . . . . . . . . . .         3,000         13,456
Wrightson Ltd. (Multi-industry). . . . . . . . .       112,000         65,997
                                                                    ---------
                                                                      964,648
                                                                    ---------

NORWAY - 1.1%
Alvem Norway ASA+ (Information &
  Entertainment) . . . . . . . . . . . . . . . .        12,000         92,681
Norman Data Defense Systems+
  (Industrial & Commercial). . . . . . . . . . .         5,600         86,502
Norsk Hydro ASA (Energy) . . . . . . . . . . . .         2,080        101,354
Orkla ASA (Consumer
  Discretionary) . . . . . . . . . . . . . . . .         1,420        119,045
Sage Petroleum ASA Class B
  (Energy) . . . . . . . . . . . . . . . . . . .           770         12,435
Smedvig ASA Class B (Energy) . . . . . . . . . .         4,700        110,550
Smedvig ASA ADR(1) (Energy). . . . . . . . . . .         1,850         42,781
Tomra Systems ASA (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .         6,500        125,962
                                                                    ---------
                                                                      691,310
                                                                    ---------

PERU - 0.4%
Backus & Johnston (Consumer
  Staples) . . . . . . . . . . . . . . . . . . .       187,000        162,090
Banco Credito del Peru (Finance) . . . . . . . .        18,386         32,150
CPT Telefonica de Peru
  (Information Technology) . . . . . . . . . . .         9,000         21,681
Telefonica Peru SA ADR(1)
  (Industrial & Commercial). . . . . . . . . . .           346          8,304
                                                                    ---------
                                                                      224,225
                                                                    ---------

PHILIPPINES - 0.2%
Ayala Land, Inc. (Real Estate) . . . . . . . . .        44,000         31,703
Davao Union Cement (Materials) . . . . . . . . .       140,000         20,971
Metro Bank + Trust Co. (Finance) . . . . . . . .         2,500         51,194
Philippine Long Distance
  Telephone Co. (Utilities). . . . . . . . . . .           300         17,122
Philippine National Bank
  (Finance). . . . . . . . . . . . . . . . . . .         2,750         18,041
                                                                    ---------
                                                                      139,031
                                                                    ---------

PORTUGAL - 0.4%
Banco Totta & Acores (Finance) . . . . . . . . .         2,500         34,944
Cimpor-Cimentos de Portugal SA
  (Materials). . . . . . . . . . . . . . . . . .         7,100        152,741
Establecimentos Jeronimo Martins
& Filho SA (Consumer
  Discretionary) . . . . . . . . . . . . . . . .           519         31,047
                                                                    ---------
                                                                      218,732
                                                                    ---------

SINGAPORE - 2.1%
City Developments Ltd. (Real
  Estate). . . . . . . . . . . . . . . . . . . .         6,000         48,497
DBS Land Ltd. (Real Estate). . . . . . . . . . .        35,000        113,161
Development Bank of Singapore
  Ltd. alien shares (Finance). . . . . . . . . .         1,000         11,883
FJ Benjamin Holdings Ltd.+
  (Consumer Discretionary) . . . . . . . . . . .       230,000        111,226
Fraser & Neave Ltd. (Consumer
  Staples) . . . . . . . . . . . . . . . . . . .         3,000         21,762
Hour Glass Ltd. (Consumer
  Discretionary) . . . . . . . . . . . . . . . .       246,000        160,601
Keppel Bank (Finance). . . . . . . . . . . . . .       158,000        412,601
Keppel Corp., Ltd. (Industrial &
  Commercial). . . . . . . . . . . . . . . . . .         7,500         32,643
Overseas Chinese Banking Corp.,
  Ltd. alien shares (Finance). . . . . . . . . .         1,000         11,675
Overseas Union Bank (Finance). . . . . . . . . .         6,000         39,378
Overseas Union Bank Ltd. alien
  shares (Finance) . . . . . . . . . . . . . . .         5,000         32,815
Sembawang Shipyard Ltd.
  (Industrial & Commercial). . . . . . . . . . .        27,000        116,580
Singapore Land Ltd. (Real Estate). . . . . . . .         7,000         32,643
Singapore Press Holdings Ltd.
alien shares (Information &
  Entertainment) . . . . . . . . . . . . . . . .         3,000         55,544
United Industrial Corp., Ltd.
  (Multi-industry) . . . . . . . . . . . . . . .        13,000          9,789
United Overseas Bank Ltd. alien
  shares (Finance) . . . . . . . . . . . . . . .         6,000         56,373
Want Want Holdings+ (Real Estate). . . . . . . .        12,000         40,080
Wing Tai Holdings Ltd. (Real
  Estate). . . . . . . . . . . . . . . . . . . .         4,000         10,335
                                                                    ---------
                                                                    1,317,586
                                                                    ---------

SOUTH AFRICA - 0.4%
Energy Africa Ltd. GDR(2)
  (Energy) . . . . . . . . . . . . . . . . . . .        11,000        231,000

PRO FORMA
PORTFOLIO OF INVESTMENTS - APRIL 30, 1997 ** (UNAUDITED) - (CONTINUED)


                                                                     Value
Security Description                                    Shares       (Note 2)
--------------------------------------------------------------------------------

                                                                 ------------
SPAIN - 0.6%
Banco Bilbao Vizcaya SA (Finance)
   . . . . . . . . . . . . . . . . . . . . . .             180         12,114
Banco de Santander SA (Finance)
   . . . . . . . . . . . . . . . . . . . . . .             710         53,418
Banco Popular Espanol SA
  (Finance). . . . . . . . . . . . . . . . . .             120         25,444
Corporation Bancaria de Espana SA
  (Finance). . . . . . . . . . . . . . . . . .             270         12,041
Empresa Nacional de Electricidad
  SA (Utilities) . . . . . . . . . . . . . . .             540         37,747
Gas Natural SDG SA (Utilities) . . . . . . . .             240         50,969
Iberdrola SA (Utilities) . . . . . . . . . . .           5,610         63,312
Repsol SA (Energy) . . . . . . . . . . . . . .             694         29,098
Repsol SA ADR(1) (Energy). . . . . . . . . . .           1,800         75,375
Telefonica de Espana SA
  (Utilities). . . . . . . . . . . . . . . . .             948         24,231
                                                                 ------------
                                                                      383,749
                                                                 ------------

SWEDEN - 1.5%
ABB AB Class A (Utilities) . . . . . . . . . .           1,300         15,828
Astra AB Class A (Healthcare). . . . . . . . .           1,600         65,471
Astra AB Class B (Healthcare). . . . . . . . .           3,150        125,081
Atlas Copco AB Class B
  (Industrial & Commercial). . . . . . . . . .             740         18,347
Electrolux AB Class B (Consumer
  Discretionary) . . . . . . . . . . . . . . .           6,860        393,514
Hennes & Mauritz AB Class B
  (Consumer Discretionary) . . . . . . . . . .             360         52,086
Hoganas AG (Information
  Technology). . . . . . . . . . . . . . . . .           2,500         74,891
Sandvik AB (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           1,500         36,904
Scania AB, Class A (Consumer
  Discretionary) . . . . . . . . . . . . . . .           3,200         82,604
Volvo AB Class A (Consumer
  Discretionary) . . . . . . . . . . . . . . .           3,500         88,117
                                                                 ------------
                                                                      952,841
                                                                 ------------

SWITZERLAND - 4.5%
Adia SA (Industrial & Commercial)
   . . . . . . . . . . . . . . . . . . . . . .             190         63,415
Alusuisse-Lonza Holdings AG
  (Multi-industry) . . . . . . . . . . . . . .             100         84,797
BBC Brown Boveri AG (Industrial &
  Commercial . . . . . . . . . . . . . . . . .              90        108,982
Ciba Specialty Chemicals AG+
  (Materials). . . . . . . . . . . . . . . . .              80          6,892
Compagnie Financiere Richemont AG
  (Finance). . . . . . . . . . . . . . . . . .           2,300         33,622
CS Holding AG+ (Finance) . . . . . . . . . . .           1,230        138,512
Hilti AG (Consumer Discretionary)
   . . . . . . . . . . . . . . . . . . . . . .             125         78,014
Julius Baer Holdings AG (Finance)
   . . . . . . . . . . . . . . . . . . . . . .             339        424,296
Liechtenstein Global Trust AG+
  (Finance). . . . . . . . . . . . . . . . . .             400        219,795
Logitech International SA+
  (Information Technology) . . . . . . . . . .             400         73,265
Nestle SA+ (Consumer Staples). . . . . . . . .             110        133,573
Novartis AG (Healthcare) . . . . . . . . . . .             280        368,876
Roche Holdings AG (Healthcare) . . . . . . . .              50        422,292
SMH AG (Consumer Discretionary). . . . . . . .             730        413,507
Swiss Bank Corp. NY+ (Finance) . . . . . . . .             160         34,950
TAG Heuer International SA+
  (Consumer Discretionary) . . . . . . . . . .           1,049        147,305
                                                                 ------------
                                                                    2,752,093
                                                                 ------------

TAIWAN - 0.3%
Compal Electronics, Inc.+
  (Information Technology) . . . . . . . . . .         124,000        181,970
                                                                 ------------

THAILAND - 0.7%
Advanced Information Services PCL
alien shares (Information &
  Entertainment) . . . . . . . . . . . . . . .           1,000          6,508
Bangkok Bank PCL alien shares
  (Finance). . . . . . . . . . . . . . . . . .           3,800         35,203
Industrial Finance Corp. of
  Thailand alien (Finance) . . . . . . . . . .          18,000         48,234
Matichon PCL alien shares
  (Information & Entertainment). . . . . . . .          50,000        160,781
PTT Exploration & Production PCL
  alien shares (Energy). . . . . . . . . . . .           3,800         48,587
Siam City Cement PCL alien shares
  (Materials). . . . . . . . . . . . . . . . .           4,300        115,226
                                                                 ------------
                                                                      414,539
                                                                 ------------

UNITED KINGDOM - 10.3%
Abbey National PLC (Finance) . . . . . . . . .           7,000         97,569
Airtours PLC (Information &
  Entertainment) . . . . . . . . . . . . . . .          13,000        193,209
Argos PLC (Consumer Staples) . . . . . . . . .           6,000         62,723
Argyll Group PLC (Consumer
  Discretionary) . . . . . . . . . . . . . . .           9,000         49,887
ASDA Group PLC (Consumer Staples)
   . . . . . . . . . . . . . . . . . . . . . .          21,000         39,141
BG PLC (Energy). . . . . . . . . . . . . . . .           6,000         17,310
British Petroleum Co. PLC
  (Energy) . . . . . . . . . . . . . . . . . .           4,000         45,900
Cable & Wireless PLC (Information
  Technology). . . . . . . . . . . . . . . . .          34,000        261,819
Cadbury Schweppes PLC (Consumer
  Staples) . . . . . . . . . . . . . . . . . .           7,000         58,088
Caradon PLC (Materials). . . . . . . . . . . .          12,000         48,039
Centrica PLC+ (Utilities). . . . . . . . . . .           6,000          5,494
Compass Group PLC (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           3,000         32,869
Cookson Group PLC
  (Multi-industry) . . . . . . . . . . . . . .          58,400        205,394
Electrocomponents PLC
  (Information Technology) . . . . . . . . . .           2,000         12,804
Energy Group PLC+ (Utilities). . . . . . . . .          16,340        129,767
Glaxo Wellcome PLC (Healthcare). . . . . . . .          17,000        334,214
Glynwed International PLC
  (Consumer Discretionary) . . . . . . . . . .          42,000        175,624
Grand Metropolitan PLC
  (Information & Entertainment). . . . . . . .          12,000        100,162
Great Universal Stores PLC
  (Consumer Discretionary) . . . . . . . . . .          18,000        186,710
Guinness PLC (Consumer Staples). . . . . . . .          10,000         82,658
Hanson PLC (Industrial &
  Commercial). . . . . . . . . . . . . . . . .          24,125        117,106

PRO FORMA
PORTFOLIO OF INVESTMENTS -- APRIL 30, 1997 -- (unaudited) -- (continued)

                                                                      VALUE
SECURITY DESCRIPTION                                    SHARES      (NOTE 2)
----------------------------------------------------------------------------

Inchcape PLC (Multi-industry). . . . . . . . .          84,000       373,031
Kingfisher PLC (Consumer Staples). . . . . . .          10,000       108,266
Ladbroke Group PLC (Information &
  Entertainment) . . . . . . . . . . . . . . .           6,000        22,366
Laporte PLC (Materials). . . . . . . . . . . .          18,000       193,128
Legal & General PLC (Finance). . . . . . . . .          10,000        67,018
Lonrho PLC (Multi-industry). . . . . . . . . .          38,000        84,992
Medeva PLC (Healthcare). . . . . . . . . . . .          11,300        55,126
Morgan Stanley Emerging Market
  Fund, Inc. (Finance) . . . . . . . . . . . .          12,600       201,600
National Westminster Bank PLC
  (Finance). . . . . . . . . . . . . . . . . .          46,000       544,246
Orange PLC + (Information &
  Entertainment) . . . . . . . . . . . . . . .         114,000       399,092
Rank Group PLC (Information &
  Entertainment) . . . . . . . . . . . . . . .           7,000        48,217
Reed International PLC
  (Information & Entertainment). . . . . . . .          16,500       304,060
RTZ Corp. PLC (Materials). . . . . . . . . . .           5,000        79,417
Sainsbury (J.) PLC (Consumer
  Staples) . . . . . . . . . . . . . . . . . .          35,000       187,763
Shell Transport & Trading Co.
  (Energy) . . . . . . . . . . . . . . . . . .           8,000       141,459
Smith (David S) Holdings PLC
  (Materials). . . . . . . . . . . . . . . . .           5,000        18,152
Smithkline Beecham PLC
  (Healthcare) . . . . . . . . . . . . . . . .          15,000       241,045
T & N PLC (Consumer
  Discretionary) . . . . . . . . . . . . . . .           7,000        15,429
Tanjong PLC (Consumer
  Discretionary) . . . . . . . . . . . . . . .          10,000        36,243
Tarmac PLC (Consumer
  Discretionary) . . . . . . . . . . . . . . .          85,000       169,449
Tesco PLC (Consumer
  Discretionary) . . . . . . . . . . . . . . .           8,000        46,418
Thistle Hotels PLC (Information &
  Entertainment) . . . . . . . . . . . . . . .          58,300       156,853
Tomkins PLC (Consumer Staples) . . . . . . . .          19,000        81,912
United News & Media PLC
  (Information & Entertainment). . . . . . . .           8,000        97,763
Vaux Group PLC (Consumer Staples). . . . . . .          37,000       164,911
Vickers PLC (Multi-industry) . . . . . . . . .          43,000       148,444
Waddington (John) PLC (Materials). . . . . . .          25,000       123,987
                                                                  ----------
                                                                   6,366,874
                                                                  ----------
United States -- 6.2% (4)
AlliedSignal, Inc.
  (Multi-industry) . . . . . . . . . . . . . .           2,000       144,500
Associates First Capital Corp.
  Class A (Finance). . . . . . . . . . . . . .           2,000       102,500
Banco Santander-Chile, Class A
  ADR(1) (Finance) . . . . . . . . . . . . . .             800        12,800
Boeing Co. (Industrial &
  Commercial). . . . . . . . . . . . . . . . .           1,000        98,625
Bristol-Myers Squibb Co.
  (Healthcare) . . . . . . . . . . . . . . . .           3,000       196,500
Chase Manhattan Corp. (Finance). . . . . . . .           1,000        92,625
Citicorp (Finance) . . . . . . . . . . . . . .           1,000       112,625
Du Pont (E.I.) de Nemours & Co.
  (Materials). . . . . . . . . . . . . . . . .           1,000       106,125
Ericsson (L.M.) Telephone Co.
  ADR(1) (Information Technology). . . . . . .           4,000       134,500
Ford Motor Co. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           2,500        86,875
General Electric Co.
  (Multi-industry) . . . . . . . . . . . . . .             800        88,700
General Motors Corp. (Consumer
  Discretionary) . . . . . . . . . . . . . . .           4,000       231,500
GTE Corp. (Information
  Technology). . . . . . . . . . . . . . . . .           5,000       229,375
Hibernia Corp. Class A (Finance)
   . . . . . . . . . . . . . . . . . . . . . .           5,000        64,375
Johnson & Johnson Co.
  (Healthcare) . . . . . . . . . . . . . . . .           4,000       245,000
Lilly (Eli) & Co. (Healthcare). . .. . . . . .           2,000       175,750
Lucent Technologies, Inc.
  (Information Technology) . . . . . . . . . .           2,000       118,250
McDonald's Corp. (Consumer
  Staples) . . . . . . . . . . . . . . . . . .           3,000       160,875
Merck & Co., Inc. (Healthcare) . . . . . . . .           3,000       271,500
Morgan Stanley Group, Inc.
  (Finance). . . . . . . . . . . . . . . . . .           2,000       126,250
Nationwide Financial Services,
  Inc. Class A+ (Finance). . . . . . . . . . .           4,100       108,650
Neurex Corp.+ (Healthcare) . . . . . . . . . .           5,000        55,000
Pfizer, Inc. (Healthcare). . . . . . . . . . .           1,200       115,200
Philip Morris Cos., Inc.
  (Consumer Staples) . . . . . . . . . . . . .           3,000       118,125
Schering-Plough Corp.
  (Healthcare) . . . . . . . . . . . . . . . .           3,200       256,000
Scotts Co., Class A+ (Consumer
  Staples) . . . . . . . . . . . . . . . . . .           3,000        76,875
Tellabs, Inc.+ (Information
  Technology). . . . . . . . . . . . . . . . .           4,000       159,500
Travelers Group, Inc. (Finance). . . . . . . .           2,000       110,750
                                                                  ----------
                                                                   3,799,350
                                                                  ----------
Venezuela -- 0.0%
Compania Anon Nacional Tele de
  Venezuela ADR(1) (Utilities) . . . . . . . .             230         6,900
                                                                  ----------
TOTAL COMMON STOCK (cost
$45,067,178) . . . . . . . . . . . . . . . . . .                  46,174,057
                                                                  ----------

PREFERRED STOCK -- 1.4%
Brazil -- 0.1%
Cemig Cia Energy MG (Energy). . . . . . . . . .        935,000        42,631
                                                                  ----------

CANADA -- 0.0%
Inco Ltd. (Materials). . . . . . . . . . . . . .            36         2,571
                                                                  ----------

FINLAND -- 0.1%
Nokia Corp., Class A ADR+(1)
  (Information Technology) . . . . . . . . . . .           520        32,437
                                                                  ----------

GERMANY -- 1.0%
Friedrich Grohe AG non voting
  (Industrial & Commercial). . . . . . . . . . .         1,130       338,321
GEA AG non voting (Industrial &

PRO-FORMA
PORTFOLIO OF INVESTMENTS - APRIL 30, 1997 - (UNAUDITED) - (CONTINUED)
                                                        Shares/
                                                   Principal Amount
                                                    (denominated in
                                                     local currency)    Value
Security Description                                  (in thousands)   (Note 2)
--------------------------------------------------------------------------------

  Commercial). . . . . . . . . . . . . . . . . .           580         197,598
Hornbach Holding AG non voting
  (Consumer Discretionary) . . . . . . . . . . .         1,450          92,938
SAP AG non voting (Information
  Technology). . . . . . . . . . . . . . . . . .            90          16,573
                                                                   -----------
                                                                       645,430
                                                                   -----------
ITALY - 0.2%
Istituto Finanziario (Finance) . . . . . . . . .        12,600         151,597
                                                                   -----------
TOTAL PREFERRED STOCK (cost
$832,893). . . . . . . . . . . . . . . . . . . .                       874,666
                                                                   -----------
CONVERTIBLE BONDS - 0.3%
TAIWAN - 0.2%
Compal Electronics* zero coupon 2003 . . . . . .        93,000         136,478
                                                                    -----------
THAILAND - 0.1%
Bangkok Bank PCL alien shares 3.25% 2004                29,000          26,645
                                                                    -----------
TOTAL CONVERTIBLE BONDS
(cost $131,115). . . . . . . . . . . . . . . . .                       163,123
                                                                   -----------
WARRANTS - 0.1%+
PORTUGAL - 0.0%
Jeronimo Martins 9/15/03
  (Consumer Staples) . . . . . . . . . . . . . .            43             544
                                                                   -----------
THAILAND - 0.0%
Industrial Finance Corp. of
  Thailand alien (Finance) . . . . . . . . . . .        12,000           6,087
                                                                   -----------
UNITED KINGDOM - 0.1%
Morgan Stanley Group, Inc.
  8/15/97 (Finance). . . . . . . . . . . . . . .        18,300          62,906
                                                                   -----------
TOTAL WARRANTS (cost $85,177). . . . . . . . . .                        69,537
                                                                   -----------
FOREIGN BONDS & NOTES - 3.6%(4)
AUSTRALIA - 0.1%
Commonwealth of Australia 7.50% 2005 . . . . . .           100          76,896
                                                                   -----------
BELGIUM - 0.2%
Kingdom of Belgium 6.50% 2005. . . . . . . . . .         4,000         117,975
                                                                   -----------
CANADA - 0.3%
Government of Canada 7.50% 2000 . . . . . . . .            200         151,134
                                                                   ----------
DENMARK - 0.3%
Kingdom of Denmark 9.00% 2000. . . . . . . . . .         1,000         171,514
                                                                   -----------
FRANCE - 0.2%
Government of France 7.00% 1999. . . . . . . . .           700         128,594
                                                                   -----------
GERMANY - 0.1%
Treuhandanstalt (Germany) 6.13% 1998 . . . . . .           100          59,493
                                                                   -----------
ITALY - 0.4%
Republic of Italy 10.50% 2000. . . . . . . . . .       400,000         258,385
                                                                   -----------
SPAIN - 0.1%
Government of Spain 10.00% 2005. . . . . . . . .        10,000          82,166
                                                                   -----------
SWEDEN - 0.8%
Kingdom of Sweden 10.25% 2003. . . . . . . . . .         1,500         224,835
Kingdom of Sweden 13.00% 2001. . . . . . . . . .         1,500         238,661
                                                                   -----------
                                                                       463,496
                                                                   -----------
UNITED KINGDOM - 1.1%
United Kingdom Treasury 8.50% 2005 . . . . . . .           300         518,740
United Kingdom Treasury 9.00% 2000 . . . . . . .           100         169,874
                                                                   -----------
                                                                       688,614
                                                                   -----------
TOTAL FOREIGN BONDS & NOTES
(cost $2,234,630). . . . . . . . . . . . . . . .                     2,198,267
                                                                   -----------

U.S. TREASURY NOTES - 3.9%(4)
UNITED STATES - 3.9%
5.25% due 1/31/01                                          100          95,954
5.88% due 2/15/00                                          750         739,920
6.13% due 9/30/00                                          150         148,383
6.38% due 3/31/01                                          200         198,938
6.50% due 8/15/05                                          500         492,580
7.88% due 11/15/04                                         700         747,908
                                                                   -----------
                                                                     2,423,683
                                                                   -----------
TOTAL U.S. TREASURY NOTES
(cost $2,399,088). . . . . . . . . . . . . . . .                     2,423,683
                                                                   -----------
OPTIONS - 0.0%+
JAPAN - 0.0%
Nikkei 225 Index,Jun1997/17700 Put(3)                  189,400             833
                                                                   -----------
SINGAPORE - 0.0%
Dbs 50 Index,Jan1998/403 Call(3)                         8,300             480
Dbs 50 Index,Jan1998/404 Call(3)                         2,300             160
Dbs 50 Index,Jan1998/407 Call(3)                         8,000             415
Dbs 50 Index,Jan1998/407 Call(3)                         7,900             411
THAILAND - 0.0%
Set 50 Index,Jan1998/2 Call(3)                       1,119,400           1,235
Set 50 Index,Jan1998/2 Call(3)                       1,143,800             720
Set 50 Index,Jan1998/2 Call(3)                       1,116,400             449
Set 50 Index,Jan1998/2 Call(3)                       1,122,900           1,038
TOTAL OPTIONS (cost $44,596). . . . . . . . . .                          5,741
                                                                   -----------
TOTAL INVESTMENT SECURITIES
(cost $50,794,677) . . . . . . . . . . . . . . .                    51,909,074
                                                                   -----------
SHORT-TERM SECURITIES - 3.3%
Cayman Island Time Deposit 3.00% with
State Street Bank and Trust Co., due 5/01/97               706         706,000
Cayman Island Time Deposit 4.50% with
State Street Bank and Trust Co., due 5/01/97             1,329       1,329,000
                                                                    -----------
                                                                     2,035,000
                                                                   -----------
TOTAL SHORT-TERM SECURITIES
(cost $2,035,000). . . . . . . . . . . . . . . .                     2,035,000
                                                                   -----------

PRO FORMA
PORTFOLIO OF INVESTMENTS--APRIL 30, 1997--(unaudited)--(continued)



                                                                     PRINCIPAL AMOUNT                 VALUE
SECURITY DESCRIPTION                                                  (IN THOUSANDS)                 (NOTE 2)
------------------------------------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS -- 8.8%

Agreement with State Street Bank and Trust Co.,
   bearing 4.00%, dated 4/30/97 to be repurchased
   5/01/97 in the amount of $2,434,270 collaterized
   by $2,475,000 U.S. Treasury Note 5.75% due 9/30/97
   approximate aggregate value $2,488,406
   (cost $2,434,000)                                                    $ 2,434                    $2,434,000
Agreement with State Street Bank and Trust Co.,
   bearing 5.30%, dated 4/30/97 to be repurchased
   5/01/97 in the amount of $1,035,152 collaterized
   by $1,055,000 U.S. Treasury Note 5.25% due
   7/31/98 approximate aggregate value $1,057,902
   (cost $1,035,000)                                                      1,035                     1,035,000
Joint Agreement with PaineWebber, Inc.
   representing 3.20% individual interest, bearing
   5.30% dated 4/30/97 to be repurchased 5/01/97
   in the amount of $60,776,946 collaterized by
   $50,000,000 U.S. Treasury Note 6.50% due 5/31/01,
   $10,050,000 U.S. Treasury Note 6.50%
   due 5/30/01 approximate aggregate value $62,001,625
   (cost $1,924,000)                                                      1,924                     1,924,000
                                                                                                  ------------

TOTAL REPURCHASE AGREEMENTS
(COST $5,393,000) ...................................                                               5,393,000
                                                                                                 -------------

TOTAL INVESTMENTS --
   (COST $58,222,677)                                                     96.2%                    59,337,074
Other assets less liabilities --                                           3.8                      2,372,980
                                                                       --------------            -------------


NET ASSETS--                                                             100.0%                   $61,710,054
                                                                       --------------            -------------
                                                                       --------------            -------------


-------------------------
+   Non-income producing securities
-   Resale restricted to qualified institutional buyers
(1) ADR-American Depositary Receipts
(2) GDR-Global Depositary Receipts
(3) Fair valued security, see Note 2
(4) Securities are not consistent with the investment policy of International Equity Portfolio, the surviving entity, and will be disposed of upon shareholder approval of the combination.

See Notes to Pro Forma Financial Statements.

                       OPEN FORWARD FOREIGN CURRENCY CONTRACTS




                                                                                     GROSS
         CONTRACT                           IN                        DELIVERY     UNREALIZED
         TO DELIVER                    EXCHANGE FOR                     DATE      APPRECIATION
        -----------                   ------------                      ----      ------------
      IEP       107,348          USD          169,889                5/06/97           $8,780
      DEM     2,000,000          USD        1,170,275                6/12/97           11,884
      JPY   300,000,000          USD        2,461,034                6/12/97           82,944
*     DEM       241,478          USD          150,000                7/23/97            9,721
      JPY    25,702,500          USD          230,000               10/24/97           22,093
      JPY    47,907,500          USD          433,454               10/24/97           45,932
*     JPY    18,407,500          USD          166,546               10/24/97           17,649
                                                                                  ------------
                                                                                      $199,003
                                                                                  ------------




                                                                                     GROSS
                                                                                   UNREALIZED
                                                                                  DEPRECIATION
                                                                                  ------------
      USD       405,400          GBP          250,000                6/30/97            $(651)
*     USD       144,327          DEM          241,478                7/23/97           (4,048)
*     USD       154,643          JPY       18,407,500               10/24/97           (5,745)
                                                                                   ------------
                                                                                      $(10,444)
                                                                                   ------------

Net Appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $188,559
                                                                                   ------------
                                                                                   ------------

* Represents open forward foreign currency contracts and offsetting open forward foreign currency contracts that do not have additional market risk but have continued counterparty settlement risk.

DEM--Deutsche mark
GBP--Great Britain Pound
IEP--Irish Pound
JPY--Japanese Yen
USD--United States Dollar

                    STYLE SELECT INTERNATIONAL EQUITY PORTFOLIO
                          SUNAMERICA GLOBAL BALANCED FUND
                      NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                   APRIL 30, 1997
                                    (Unaudited)

1.  BASIS OF COMBINATION

    The Pro Forma Statement of Assets and Liabilities and Statement of Operations ("Pro Forma Statements") reflect the actual accounts of Style Select International Equity Portfolio ("International Equity") a separately managed portfolio of Style Select Series, Inc., and SunAmerica Global Balanced Fund ("Global Balanced") a separately managed portfolio of SunAmerica Equity Funds, for the period November 19, 1996, commencement of operations for the International Equity Portfolio, through April 30, 1997. These statements have been derived from the books and records of International Equity and Global Balanced used in calculating their respective daily net asset values for the periods stated above. The Pro Forma Combined Statement of Assets and Liabilities has been restated to reflect a 1.6037118052 Class A and
1.6090250165 Class B reverse stock split of the Global Balanced as of the close of business on April 30, 1997. This reverse stock split is assumed to have occurred immediately prior to the reorganization described below.

    The Pro Forma Statements give effect to the proposed transfer of all assets and liabilities of Global Balanced in exchange for shares of International Equity. In conjunction with the reorganization, International Equity is the surviving portfolio.

    The Pro Forma Statements should be read in conjunction with the historical financial statements of International Equity and Global Balanced included in their respective Statements of Additional Information.

2.  VALUATION

    Securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed by the Adviser to be over-the-counter, are valued at the quoted bid price provided by principal market makers. Securities listed on the New York Stock Exchange ("NYSE") or other national securities exchanges, are valued on the basis of the last sale price on the exchange on which they are primarily traded. If there is no sale on that day, then securities are valued at the closing bid price on the NYSE or other primary exchange for that day. However, if the last sale price on the NYSE is different than the last sale price on any other exchange, the NYSE price is used. Securities that are traded on foreign exchanges are ordinarily valued at the last quoted sale price available before the time when the assets are valued. If a security's price is available from more than one foreign exchange, a Fund uses the exchange that is the primary market for the security. Values of portfolio securities primarily traded on foreign exchanges are already translated into U.S. dollars when received from a quotation service. The Funds may make use of a pricing service in the determination of their net asset values. Securities for which market quotations are not readily available and other assets are valued at fair value as determined pursuant to procedures adopted in good faith by the Trustees. Short-term securities which mature in less than 60 days are valued at amortized cost, if their original maturity was 60 days or less, or by amortizing their value on the 61st day prior to maturity, if their original term to maturity exceeded 60 days.

3.  CAPITAL SHARES

    The pro forma combined net asset value per share assumes the issuance of additional shares of International Equity which would have been issued at April 30, 1997 (after giving effect to the reverse stock split) in connection with the proposed reorganization. The amount of additional shares assumed to be issued was calculated based on the April 30, 1997 net asset value of International Equity Class A ($12.48) and Class B ($12.44) and the post-reverse split per share net asset value of Global Balanced Class A ($12.48) and Class B ($12.44).

    The pro forma number of shares outstanding are as follows:
                             Class A             Class B             Class C
Shares
International Equity         1,841,936.323       1,134,927.354       87,908.972

Additional Shares issued
(as calculated above)          636,372.536       1,249,795.961          --

Pro Forma
Shares Outstanding           2,478,308.859       2,384,723.315       87,908.972

    These pro forma financial statements assume that all shares of Global Balanced Class A and Class B outstanding on April 30, 1993 were exchanged for International Equity Class A and Class B shares, respectively. Class C shares were not affected by the combination.

4.  PRO FORMA OPERATING EXPENSES

    The Pro Forma Statement of Operations assumes income and expense adjustments based on the agreements and portfolio composition of International Equity, the surviving entity. Certain accounts have been adjusted to reflect the income and expenses of the combined entity more closely. Pro forma operating income and expenses include the actual income and expenses of Global Balanced and International Equity combined, adjusted for certain items which are factually supportable. Advisory fees have been charged to the combined entity based upon the contract in effect for International Equity at the level of assets of the combined fund for the stated period.

                                     PART C
                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION.

     5.01 Indemnification of Directors and Officers. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a proceeding by or in the right of the Corporation in which such person shall have been adjudged to be liable to the Corporation), by reason of being or having been a director or officer of the Corporation, or serving or having served at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another entity in which the Corporation has an interest as a shareholder, creditor or otherwise (a "Covered Person"), against all liabilities, including but not limited to amounts paid in satisfaction of judgements, in compromise or as fines and penalties, and reasonable expenses (including attorney's fees) actually incurred by the Covered Person in connection with any such action, suit or proceeding, except (i) liability in connection with any proceeding in which it is determined that (A) the act or omission of the Covered Person was material to the matter giving rise to the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty, or (B) the Covered Person actually received an improper personal benefit in money, property or services, or (C) in the case of any criminal proceeding, the Covered Person had reasonable cause to believe that the act or omission was unlawful, and (ii) liability to the Corporation or its security holders to which the Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (any or all of the conduct referred to in clauses (i) and (ii) being hereinafter referred to as "Disabling Conduct").

     5.02  Procedure for Indemnification.  Any indemnification under Section
5.01 shall (unless ordered by a court) be made by the Corporation only as authorized for a specific proceeding by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of the proceeding against the Covered Person for insufficiency of evidence of any Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, by a majority of a quorum of the directors who are neither "interested persons" of the Corporation as defined in the Investment Company Act of 1940 nor parties to the proceeding ("Disinterested Non-Party Directors"), or an independent legal counsel in a written opinion, that the Covered Person was not liable by reason of Disabling Conduct. The termination of any proceeding by judgement, order or settlement shall not create a presumption that the Covered Person did not meet the required standard of conduct; the termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, shall create a rebuttable presumption that the Covered Person did not meet the required standard of conduct. Any determination pursuant to this
Section 5.02 shall not prevent recovery from any Covered Person of any amount paid to him in accordance with this By-Law as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction to be liable by reason of Disabling Conduct.

     5.03 Advance Payment of Expenses. Reasonable expenses (including attorneys' fees) incurred by a Covered Person may be paid or reimbursed by the Corporation in advance of the final disposition of an action, suit or proceeding upon receipt by the Corporation of (i) a written affirmation by the Covered Person of his good faith belief that the standard of conduct necessary for indemnification under this By-Law has been met and (ii) a written undertaking by or on behalf of the Covered Person to repay the amount if it is ultimately determined that such standard of conduct has not been met, so long as either (A) the Covered Person has provided a security for his undertaking, (B) the Corporation is insured against losses arising by reason of any lawful advances, or (C) a majority of a quorum of the Disinterested Non-Party Directors, or an independent legal counsel in a written opinion, has determined, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

     5.04 Exclusivity, Etc. The indemnification and advance of expenses provided by this By-Law shall not be deemed exclusive of any other rights to which a Covered Person seeking indemnification or advance or expenses may be entitled under any law (common or statutory), or any agreement, vote of stockholders or disinterested directors, or other provision that is consistent with law, both as to action in an official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, shall continue in respect of all events occurring while the Covered Person was a director or officer after such Covered Person has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of such Covered Person. The Corporation shall not be liable for any payment under this By-Law in connection with a claim made by a director or officer to the extent such director or officer has otherwise actually received payment, under an insurance policy, agreement, vote or otherwise, of the amounts otherwise indemnifiable hereunder. All rights to indemnification and advance of expenses under the Charter and hereunder shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this By-Law is in effect. Nothing herein shall prevent the amendment of this By-Law, provided that no such amendment shall diminish the rights of any Covered Person hereunder with respect to events occurring or claims made before its adoption or as to claims made after its adoption in respect of events occurring before its adoption. Any repeal or modification of this By-Law shall not in any way diminish any rights to indemnification or advance of expenses of a Covered Person or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this By-Law or any provision hereof is in force.

     5.05 Insurance. The Corporation may purchase and maintain insurance on behalf of any Covered Person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such; provided, however, that the Corporation shall not purchase insurance to indemnify any Covered Person against liability for Disabling Conduct.

     5.06 Severability: Definitions. The invalidity or un-enforceability of any provision of this Article V shall not affect the validity or enforceability of any other provision hereof. The phrase "this By-Law" in this Article V means this Article V in its entirety.

          Section 8 of the Article of Incorporation provides as follows:

          (5) The Corporation shall indemnify (i) its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law, and (ii) other employees and agents to such extent as shall be authorized by the Board of Directors or the By-Laws of the Corporation and as permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such By-Laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. The right of indemnification provided hereunder shall not be construed to protect any director or officer of the Corporation against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

          (6) To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages; provided, however, that this provision shall not be construed to protect any director or officer against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. No amendment, modification or repeal of this provision shall adversely affect any right or protection provided hereunder that exists at the time of such amendment, modification or repeal.

ITEM 16.  EXHIBITS.

1.1  Registrant's charter.(1)
1.2  Supplement to Charter.(1)
1.3  Amendment to Charter.(1)
1.4  Amendment dated November 13, 1996 to Charter.(1)
2    Bylaws of the Registrant, as amended.(1)
3    Not Applicable.
4 Form of Agreement and Plan of Reorganization between SunAmerica Equity Funds, on behalf of SunAmerica Global Balanced Fund, and Style Select Series, Inc., on behalf of International Equity Portfolio, filed herewith as Appendix A to the Proxy and Prospectus.*
5    Instruments Defining Rights of Shareholders.(1)
6.1  Investment Advisory and Management Agreement.(1)
6.2  Subadvisory Agreements.(2)
7    Distribution Agreement.(1)
8    Not Applicable.
9    Custodian Agreement.(1)
10   Distribution Plans.(1)

11 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding legality of shares being issued.*
12 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between Global Balanced Fund and International Equity Portfolio.*
13    Not Applicable.
14    Not Applicable.
15    Not Applicable.
16    Power of Attorney.(1)
17.1  Declaration under Rule 24f-2.*
17.2  Form of Proxy of SunAmerica Equity Funds.*
17.3  Prospectus of SunAmerica Equity Funds.*
17.4  Prospectus of Style Select Series, Inc.*
__________________________
*     Filed electronically.

(1) Response is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-1A, filed on November 14, 1996 (File Nos. 33-11283 and 811-07797).

(2) Response is incorporated by reference to Registrant's Post-Amendment No. 2 on Form N-1A filed on March 3, 1997 (File Nos. 33-11283 and 811-07797).

ITEM 17.  UNDERTAKINGS

      (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, Style Select Series, Inc., has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York on the 2nd day of June, 1997.

                              STYLE SELECT SERIES, INC.

                              By:  /s/ Peter A. Harbeck
                                  --------------------------------
                                        Peter A. Harbeck
                                        President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated:


 Signature                  Title                                Date
--------------------------------------------------------------------------------

/s/ Peter A. Harbeck          President and Director             June 2, 1997
--------------------------    (Principal Executive Officer)
Peter A. Harbeck

          *                   Treasurer                          June 2, 1997
--------------------------    (Principal Financial and
Peter C. Sutton               Accounting Officer)

          *                   Director                           June 2, 1997
--------------------------
S. James Coppersmith

          *                   Director                           June 2, 1997
--------------------------
Samuel M. Eisenstat

          *                   Director                           June 2, 1997
--------------------------
Stephen J. Gutman

          *                   Director                           June 2, 1997
--------------------------
Peter McMillan III

*                             Director                           June 2, 1997
--------------------------
Sebastiano Sterpa

                                                                 June 2, 1997
 *By:  /s/ Robert M. Zakem
       -------------------
       Attorney-in-Fact
       Robert M. Zakem

                                  EXHIBIT INDEX

Exhibit
Number    Exhibit
------    -------
4 Form of Agreement and Plan of Reorganization between SunAmerica Equity Funds, on behalf of SunAmerica Global Balanced Fund, and Style Select Series, Inc., on behalf of International Equity Portfolio, filed herewith as Appendix A to the Proxy and Prospectus.

11 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding legality of shares being issued.

12 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding tax consequences of the Reorganization between Global Balanced Fund and International Equity Portfolio.

17.1    Declaration under Rule 24f-2.

17.2    Form of Proxy of SunAmerica Equity Funds.

17.3    Prospectus of SunAmerica Equity Funds.

17.4    Prospectus of Style Select Series, Inc.